Form 20-F
period 2002-12-31
CLP HOLDINGS LTD
filed 2003-06-26
CIK 1052515

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

OR

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2002
OR

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from __________ to __________

Commission file number 333-08176

CLP Holdings Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Hong Kong Special Administrative Region, China

(Jurisdiction of incorporation or organization)

147 Argyle Street, Kowloon, Hong Kong Special Administrative Region, China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary shares of HK$5.00 each

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

2,408,245,900 Ordinary Shares of HK$5 each

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes      [x]        No _______

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17      [x]              Item 18 _______

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes _______   No ______

i

ii

iii

FORWARD LOOKING STATEMENTS IN THIS ANNUAL REPORT
MAY NOT BE ACCURATE

          This annual report includes forward-looking statements regarding our financial condition and business strategy which include certain matters discussed under “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and in other places in this annual report. The forward-looking statements can be identified by the use of terminology such as “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “plan”, “intend”, “expect” or other similar expressions. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, these forward-looking statements inherently involve risks and uncertainties.

          We undertake no obligation to publicly update or revise any forward-looking statements for any revision, even if new information becomes available or other events occur in the future. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

          Not applicable.

Item 2. Offer Statistics and Expected Timetable

          Not applicable.

Item 3. Key Information

          We publish our financial statements in Hong Kong dollars. For the convenience of the reader, we have translated Hong Kong dollar amounts into U.S. dollars in certain portions of this annual report at a rate of HK$7.7988 = US$1.00. This rate was the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002. The translation does not mean that Hong Kong dollars could actually be converted into U.S. dollars at that rate.

          The following tables show the noon buying rates expressed in Hong Kong dollars per U.S. dollar for the periods indicated below.

	Average	At Period
Year Ended	Rate (1)	End

	(HK$ per US$1.00)

September 30, 1998	7.7448	7.7492
September 30, 1999	7.7538	7.7679
December 31, 1999 (October 1, 1999 to December 31, 1999)	7.7698	7.7740
December 31, 2000	7.7936	7.7999
December 31, 2001	7.7996	7.7980
December 31, 2002	7.7996	7.7988

(1)	These figures each represents the average of the noon buying rates on the last day of each month during the period.

			At Period
Month	High	Low	End

	(HK$ per US$1.00)

December 2002	7.7992	7.7980	7.7988
January 2003	7.8001	7.7988	7.8001
February 2003	7.8000	7.7989	7.7991
March 2003	7.7995	7.7987	7.7995
April 2003	7.7998	7.7991	7.7991
May 2003	7.7995	7.7985	7.7987
June 2003 (through June 16, 2003)	7.7993	7.7983	7.7991

A. Selected Financial Data

          Effective in 1999, our financial year end date has been changed from September 30 to December 31. The table below sets forth our selected financial data for (i) the years ended September 30, 1998 and 1999, (ii) a 3-month period ended December 31, 1999 and (iii) the years ended December 31, 2000, 2001 and 2002. We became the holding company of a group of companies, consisting of CLP Power Hong Kong Limited and various other companies under a scheme of arrangement, referred to as the Scheme of Arrangement in this annual report, on January 6, 1998. The consolidated financial statements have been prepared on a “continuing entity” basis, as if we had been in existence for the entire periods presented, rather than from the effective date of the Scheme of Arrangement. Such data have been derived from our financial statements, which have been prepared in conformity with Hong Kong generally accepted accounting principles, or Hong Kong GAAP, modified as necessary to comply with the terms of the Scheme of Control Agreement, which is referred to as the Scheme of Control in this annual report. The current Scheme of Control to govern our Hong Kong electricity-related financial affairs was entered into in March 1992 with the Government of Hong Kong and certain other parties and became effective on October 1, 1993. In addition, such data have been reconciled with U.S. generally accepted accounting principles, or U.S. GAAP, and presented in compliance with Item 17 of Form 20-F under the Exchange Act of 1934, as amended.

          The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the financial statements and the related notes to those statements included in “Item 17. Financial Statements” in this annual report.

			Three Months
	Year Ended		Ended	Year Ended
	September 30,		December 31,	December 31,

	1998	1999	1999	2000	2001	2002	2002

	HK$	HK$	HK$	HK$	HK$	HK$	US$
	(in millions, except for per share data)
Consolidated Income Statement Information:
Hong Kong GAAP(1)
Turnover(2)	22,880	23,300	5,735	24,451	24,999	26,134	3,351

Expenses
Purchases of electricity from CAPCO	9,481	9,739	2,439	9,735	9,815	10,191	1,307
Purchases of nuclear electricity	3,645	4,071	764	4,587	5,013	4,976	638
Pumped storage service fee	491	474	116	457	424	419	54
Staff expenses	790	780	184	827	929	945	120
Other net operating costs	766	843	299	1,180	1,246	1,331	171
Depreciation	1,270	1,348	356	1,474	1,624	1,749	224

	16,443	17,255	4,158	18,260	19,051	19,611	2,514

Property disposal gain	—	—	—	—	—	313	40

Operating profit	6,437	6,045	1,577	6,191	5,948	6,836	877
Finance costs	(186)	(202)	(45)	(204)	(187)	(189)	(24)
Finance income	1,160	789	70	110	29	33	4
Hok Un redevelopment profit(3)	1,837	—	626	1,357	1,752	282	36
Share of profits less losses of
jointly controlled entities	2,098	2,203	529	2,216	2,339	2,976	382
associated companies	15	(9)	16	5	71	86	11
Impairment loss on investment in
associated company(4)	—	—	—	(900)	—	—	—

Profit before taxation	11,361	8,826	2,773	8,775	9,952	10,024	1,286
Taxation	(1,509)	(1,083)	(400)	(1,378)	(1,189)	(1,302)	(167)

Profit after taxation	9,852	7,743	2,373	7,397	8,763	8,722	1,119
Transfers under Scheme of Control(5)	(1,714)	(1,346)	(441)	(1,629)	(1,506)	(1,643)	(211)

Net earnings	8,138	6,397	1,932	5,768	7,257	7,079	908

Earnings per share of common stock(6)	2.73	2.17	0.76	2.31	2.92	2.94	0.38
Dividends per share of common stock(6)	1.817 (7)	1.267	0.625 (7)	1.867 (7)	2.100 (7)	1.880 (7)	0.241 (7)
Dividends per share of common stock(6) (US$)	0.233 (7)	0.167	0.080 (7)	0.239 (7)	0.269 (7)	0.241 (7)
U.S. GAAP:
Net income	7,941	6,641	1,997	6,071	7,405	7,023	901

(1)	Certain comparative figures have been reclassified to comply with Hong Kong GAAP, modified as necessary to comply with the Scheme of Control. See Note 1 to our financial statements included in “Item 17. Financial Statements” in this annual report.

(2)	Turnover represents sale of electricity based on actual and accrued consumption derived from meter readings during the period, other electricity-related revenue, property income, and supply and maintenance services fees.

(3)	This represents our share of profit (Phase 1 in 1998, Phase 2 in 1999 (September to December), Phase 3 in 2000, and Phases 4 & 5 in both 2001 and 2002) arising from Laguna Verde (the Hok Un site at Hung Hom), which is a joint venture undertaken with a subsidiary company of Cheung Kong (Holdings) Limited.

(4)	In 2000, we reviewed the carrying value of Electricity Generating Public Company Limited of Thailand, or EGCO, which included unamortized goodwill capitalized in accordance with our accounting policy. This review focused on the investment fundamentals and took into consideration a change in government policy on the privatization of the assets of Electricity Generating Authority of Thailand, as well as slower growth of electricity demand in Thailand. In reflecting the fair value of the investment, we wrote off HK$900 million of the unamortized goodwill of EGCO as an impairment loss.

(5)	Transfers under the Scheme of Control comprised (i) the difference between the permitted return and the Scheme of Control profit being transferred to or from the Scheme of Control development fund, or the Development Fund, (ii) the amount of deferral premium in relation to Units 7 and 8 of the Black Point Power Station charged to the special provision account, and (iii) a charge of 8% per annum on the sum of the average balances of the Development Fund and the special provision account, being credited to a rate reduction reserve to be applied as rebates to customers. See “Item 4. Information on the Company — B. Business Overview — Electricity Business in Hong Kong — Scheme of Control”.

(6)	Earnings and dividends per share for 1998 to 2000 have been adjusted for the capitalization issue of one-for-five shares on April 23, 2001. See Note 25(A) to our financial statements included in “Item 17. Financial Statements” in this annual report.

(7)	Excluding the special dividends, dividends per share would have been HK$1.30 (US$0.17) in 1998, HK$0.417 (US$0.05) in 1999 (September to December), HK$1.417 (US$0.18) in 2000, HK$1.49 (US$0.19) in 2001 and HK$1.65 (US$0.21) in 2002.

	As of September 30,		As of December 31,

	1998	1999	1999	2000(2)	2001(2)	2002	2002

	HK$	HK$	HK$	HK$	HK$	HK$	US$
	(in millions)
Consolidated Balance Sheet Information:
Hong Kong GAAP(1):
Current assets	17,615	17,637	2,862	3,821	1,704	2,510	321
Fixed assets	27,503	28,668	28,903	30,692	33,577	36,550	4,687
Investments in
jointly controlled entities	8,065	10,153	11,002	12,155	15,786	18,855	2,418
associated companies	1,952	1,891	2,156	1,173	1,230	1,448	186
Other assets	—	—	773	1,837	1,925	1,425	183

Total assets	55,135	58,349	45,696	49,678	54,222	60,788	7,795

Current liabilities(3)	5,262	5,627	4,357	5,393	7,241	7,053	905
Term loans (long-term portion)	2,545	2,403	2,375	2,501	4,068	8,727	1,119
Deferred taxation	2,759	2,915	2,920	3,110	3,391	3,721	477
Other long-term liabilities	2,682	3,308	3,573	4,060	4,354	4,500	577
Shareholders’ funds	41,887	44,096	32,471	34,614	35,168	36,787	4,717

Total liabilities and shareholders’ funds	55,135	58,349	45,696	49,678	54,222	60,788	7,795

U.S. GAAP:
Shareholders’ equity	41,900	44,353	32,793	34,045	34,615	36,177	4,638

Number of shares in issue(4) (millions)	2,938.20	2,938.20	2,497.47	2,497.47	2,421.49	2,408.25

(1)	Certain comparative figures have been reclassified to comply with Hong Kong GAAP, modified as necessary to comply with the Scheme of Control. See Note 1 to our financial statements included in “Item 17. Financial Statements” in this annual report.

(2)	Comparative figures in 2000 and 2001 have been adjusted as required upon the initial adoption of the new Hong Kong Statement of Standard Accounting Practice on “Employee Benefits” in 2002. See Notes 1 and 8 to our financial statements included in “Item 17. Financial Statements” in this annual report.

(3)	Current liabilities include the current portion of term loans.

(4)	Number of shares in issue for 1998 to 2000 have been adjusted for the capitalization issue of one-for-five shares on April 23, 2001. See Note 25(A) to our financial statements included in “Item 17. Financial Statements” in this annual report.

			Three Months
	Year Ended		Ended	Year Ended
	September 30,		December 31,	December 31,

	1998	1999	1999	2000	2001	2002

Other Information:
Units of electricity sold by CLP Power
Total (millions of kWh)	25,482	25,621	6,276	27,488	28,531	29,887
Local (millions of kWh)	24,881	24,988	6,128	26,307	26,950	27,712
Average local tariff(1) (HK¢ per kWh)	87.7	88.6	88.4	88.0	88.0	87.6
Group generating capacity (owned/operated)(2)
Hong Kong (MW)	6,908	6,908	6,908	6,908	6,908	6,908
Chinese mainland (MW)	1,486	2,015	2,015	2,015	2,743	3,163
Other Asia-Pacific countries (MW)	710	710	838	1,048	2,151	2,675

	9,104	9,633	9,761	9,971	11,802	12,746

Interest coverage(3) (times)	50	46	56	44	44	29
Total debt to total capitalization(4) (%)	6.1	5.5	7.9	6.9	13.7	20.2
Ratio of earnings to fixed charges(5)
Hong Kong GAAP	33:1	42:1	16:1	21:1	17:1	27:1
U.S. GAAP	32:1	43:1	17:1	22:1	17:1	26:1

(1)	Included special rebates which averaged 1.8 HK¢ per kWh for financial year 1998 and 2.2 HK¢ per kWh for the other periods set out above.

(2)	Group generating capacity (in MW) are incorporated on the following basis: (i) CAPCO on 100% capacity as stations are operated by us; (ii) PSDC on 100% as having the right to use and (iii) other stations are on the proportion of our equity interests.

(3)	Interest coverage is calculated as profit before taxation and interest divided by interest charges.

(4)	Total debt to total capitalization is calculated as total debt divided by the sum of total debt and shareholders’ funds.

(5)	For the purpose of calculating ratio of earnings to fixed charges, earnings consist of (i) profit before taxation and fixed charges for us and our consolidated subsidiaries and (ii) distributed income received from less than fifty-percent owned investments. Fixed charges consist of interest expense (including capitalized interest) and amortization of notes charges.

B. Capitalization and Indebtedness

          Not applicable.

C. Reasons for the Offer and Use of Proceeds

          Not applicable.

D. Risk Factors

          Because we are incorporated in Hong Kong and most of our revenues are derived from operations in Hong Kong, changes in Hong Kong’s political situation may affect the manner in which our business is conducted, as well as business confidence and economic conditions in Hong Kong, which could materially and adversely affect our business.

          From July 1, 1997, Hong Kong ceased to be a Crown Colony of the United Kingdom and became a Special Administrative Region of the People’s Republic of China, or China. The basic policies of China regarding Hong Kong are embodied in the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, which was adopted by the National People’s Congress of China on April 4, 1990 and came into effect on July 1, 1997. The Basic Law provides that Hong Kong will have a high degree of legislative, legal and economic autonomy. We, however, cannot assure you that political developments in Hong Kong will not adversely affect our business operations. We cannot predict how various local public interest groups will respond and function under Hong Kong’s future political and economical circumstances or whether or not China will exercise direct influence over Hong Kong. In these events, the economic climate in Hong Kong and our operations may change, which could materially and adversely affect our financial condition and results of operations.

          We generate revenues primarily from provision of electricity to Hong Kong residents and commercial, manufacturing and infrastructure and public services sectors within Hong Kong. Any material adverse developments in Hong Kong’s economy could reduce the growth in the electricity demand in Hong Kong, further defer our capital expenditures and adversely affect our business and results of operations.

          Most of our revenues are derived from our business activities in Hong Kong, which are directly affected by the performance of Hong Kong’s economy. The economy of Hong Kong has in recent years experienced a decline from the high rates of growth experienced in the 1960s, 1970s and 1980s as businesses in Hong Kong have increasingly relocated manufacturing operations to the mainland of China, which is referred to as the Chinese mainland in this annual report, and other regions where labor and other fixed costs are generally lower. This has resulted, and is expected to continue to result, in a decline in electricity sales by us to the manufacturing sector and consequently, reduced growth in our sales of electricity in Hong Kong.

          After the cool-down of the information technology fever since mid-2000 and the September 11, 2001 terrorist attacks in the United States, the world economy has experienced a difficult period. Hong Kong has also been negatively affected by these events. As a result, stock market and property prices experienced declines in Hong Kong. Although Hong Kong’s currency link to the U.S. dollar has been maintained and its financial sector has not seen widespread problems as experienced elsewhere, these events have led to an economic downturn in Hong Kong. This could in turn slow the growth in electricity demand in Hong Kong, leading to pressure to further defer our capital expenditures and adversely affect our revenue.

          In recent months, several economies in Asia, including Hong Kong, have been negatively affected by the outbreak of severe acute respiratory syndrome, or SARS. Some industries in Hong Kong, in particular the tourism and restaurant sectors, were hard hit by the SARS outbreak. The dramatic decline in the business of these industries is expected to have negative effects on the economy of Hong Kong for 2003. The Government of Hong Kong and business communities have taken various measures to stimulate the economic recovery of Hong Kong. While the ultimate impact of SARS is unclear at this time, the effects of these measures are crucial to Hong Kong’s future financial condition and economic developments, which would in turn affect our financial condition and results of operations.

          Most of our revenues are derived from the operations of our subsidiary, CLP Power Hong Kong Limited, or CLP Power, and our affiliated company, Castle Peak Power Company Limited, or CAPCO. The electricity-related operations and financial affairs of CLP Power and CAPCO are governed by the current Scheme of Control which is effective until September 30, 2008. Any unfavorable modifications to the Scheme of Control by the Government of Hong Kong following its expiry in 2008 may have an adverse effect on our financial performance.

          Most of our revenues are derived from the operations of our subsidiary, CLP Power, and our affiliated company, CAPCO. The Scheme of Control governs the financial affairs of CLP Power and CAPCO insofar as such affairs relate to CLP Power’s and CAPCO’s electricity-related operations in Hong Kong. The current Scheme of Control is effective until September 30, 2008. In accordance with procedures agreed in the Sino-British Joint Liaison Group, or the Joint Liaison Group, which oversaw the transition to Chinese rule over Hong Kong, a copy of the Scheme of Control was passed on to the China’s representatives of the Joint Liaison Group for comment. Those representatives confirmed that they had no objection to the terms of the Scheme of Control and that the Scheme of Control shall continue to be valid and shall be recognized and protected by the Government of Hong Kong after July 1, 1997. However, the Government has indicated that it will conduct a review of the electricity market with a view of drawing up a broad framework for the development of the electricity supply sector to succeed the current Scheme of Control. Should there be any modification to the Scheme of Control by the Government of Hong Kong following its expiration in 2008 in a manner which would be unfavorable to CLP Power and CAPCO, our financial condition could be seriously affected.

          Our business outside Hong Kong may be adversely affected by factors beyond our control.

           We have invested in power projects located in Australia, India, Taiwan, Thailand, Malaysia and the Chinese mainland. Most of these projects are in the form of jointly controlled entities where we share the control over these entities with our joint venture partners. As we do not have unilateral control over these ventures, their operations may not follow the same policies and standards that are adopted by our wholly owned subsidiaries.

          In addition, the success and profitability of our investment activities depend largely on the following factors, which are beyond our control:

•	performance of a particular foreign economy;

•	political stability;

•	unexpected changes in regulatory requirements;

•	foreign exchange control;

•	stability of interest and exchange rates; and

•	foreign taxes.

          Any unfavorable changes in the above factors will adversely affect the profitability of our investments and our operating results.

          We have long-term commitments denominated in U.S. dollars and other foreign currencies for our operations and business expansion. A devaluation of the Hong Kong dollar may increase costs associated with our operations and business expansion, and materially and adversely affect our financial condition and results of operations.

          Although the Hong Kong dollar has been officially linked to the U.S. dollar at the rate of approximately HK$7.80 to US$1.00 since October 17, 1983, we cannot assure you that this or any linked exchange rate will be maintained by the Government of Hong Kong in the future. While most of our revenues are denominated in Hong Kong dollars and we have hedged a material portion of our foreign currency exposures through the use of derivative instruments, any devaluation of the Hong Kong dollar in the longer term beyond the available and practicable hedging time span would increase the Hong Kong dollar cost of our future expenditures denominated in U.S. dollars or other foreign currencies, which would materially and adversely affect our financial condition and results of operations.

          Accidents and natural disasters could prevent operation of our power generation and distribution facilities and prevent us from generating electricity-related revenues or reduce our operating flexibility.

          Our power generation and distribution operations may be affected from time to time by equipment failures and natural disasters such as typhoons or floods. Natural disasters could interrupt our power generation, transmission and distribution services leading to decreased revenues, increased maintenance and higher engineering costs. Accidents could interrupt our power generation, transmission and distribution services, subject us to increased liabilities or bring about pressure for greater regulation of our services. Although we have acquired insurance that is consistent with industry practice against such risks, our insurance may not be sufficient to cover our losses or the losses of others, and the insurance may not continue to be available to us on a commercially reasonable basis.

          Our power generation and distribution operations may be adversely affected by the environmental regulations.

          Our power generation and distribution operations in Hong Kong, as well as in the Chinese mainland and other Asia-Pacific countries, are subject to a number of laws and regulations relating to environmental protection and safety. The operations may, in particular, be affected by mitigation measures such as those required under the Kyoto Protocol addressing the rising concerns over greenhouse gas emission and global climate change. Although we believe we are in compliance in all material respects with existing environmental laws and regulations, it is possible that additional costs may be incurred or operations of some of our power assets may be affected as a result of new interpretation or revision of existing laws and regulations, enactment of new or more stringent requirements, or evolvement in mitigation measures for global environmental issues. As some risks of environmental costs and liabilities are inherent in our operations, we cannot assure you that material costs and liabilities will not be incurred in the future in this regard.

          Technological advancements in the electricity industry may create competitive pressure on our operations, which may adversely affect our financial conditions and results of operations.

          Development of alternative generating, delivering, storage and application technologies may not only affect the ways we supply our electricity to customers, but also drive for more competition in the electricity industry. For instance, microturbine, together with other waste heat conversion technologies, are being experimented to provide combined heat and power to electricity customers at high fuel efficiency. Such technological developments may negatively affect our competitive strength, which may adversely affect our business. New technologies take time and require heavy investment to develop and become commercially operational and to cause impacts to our operations. Although we have dedicated resources to monitor technological developments that are of potential relevance to our future business climates, we cannot assure you that our efforts can clear all risks and uncertainties that may be caused by technological advancements worldwide.

          Our business may be harmed, and our financial condition and results of operations may be adversely affected, by changes in general economic and business conditions resulting from the terrorist activities, political unrest and military actions that take place outside Hong Kong.

          We are exposed to the risks of political unrest, war, acts of terrorism and other instability, which can result in disruption to our business or the business of our customers. The following recent events illustrate these risks:

•	On September 11, 2001, terrorist attacks on the United States caused significant loss of life and property damage and disruptions in the U.S. market and in global markets. In light of these events, some South Asian countries and the Middle East area have been considered vulnerable to terrorist activities.

•	Recent announcement of withdrawal by North Korea from the Nuclear Non-Proliferation Treaty and a series of steps taken by North Korea to escalate the dispute with the United States, including restarting a small reactor, test-firing short-range missiles and threatening to test-fire a ballistic missile.

•	Diplomatic and financial responses to the war between Iraq and the United States and its allies are still being formulated, and any of such responses could materially and adversely affect us in ways we cannot predict at this time.

          Occurrence of any similar activity in the future could result in increased volatility in or damage to the global financial markets, which in turn may adversely affect our business and results of operations.

Item 4. Information on the Company

A. History and Development of the Company

          Our legal and commercial name is CLP Holdings Limited. We were incorporated on October 24, 1997 in Hong Kong Special Administrative Region, China. Under a Scheme of Arrangement with effect from January 6, 1998, we reorganized the companies in our business group and became the holding company of a group of companies, consisting of CLP Power Hong Kong Limited, or CLP Power, (formerly known as China Light & Power Company, Limited, which was the listed and holding company of the CLP Group before reorganization) and other companies. We refer to our company and our consolidated subsidiaries as the CLP Group, or our Group, in this annual report. The diagrams below set forth our ownership relationships immediately before and after our corporate reorganization in 1998. Our registered address is 147 Argyle Street, Kowloon, Hong Kong Special Administrative Region, China. Our telephone and facsimile numbers are (852) 2678-8111 and (852) 2760-4448 respectively. Our website address is www.clpgroup.com.

Immediately before reorganization	Immediately after reorganization

          The reorganization resulted in the separation of our regulated electricity business in Hong Kong from our non-regulated businesses. Our regulated electricity business in Hong Kong is carried out by CLP Power. In recent years, we have been actively exploiting opportunities by leveraging off our skills and resources to invest in electricity businesses outside Hong Kong and electricity-related businesses in Hong Kong and the Chinese mainland. We have established a significant presence in the power industry of the Chinese mainland and several other Asia-Pacific countries and are now one of the largest investor-owned power businesses in Asia.

          In 2002, we continued to make improvements to our power generation and distribution facilities in Hong Kong and our supply reliability in terms of delivery energy index was above 99.99%. In view of the cost savings achieved through productivity improvements in the past years and to help the alleviation of the difficult economic environment in Hong Kong, we announced in December 2002 a freeze on any tariff increase for 2003 and a rebate package amounting to HK$910 million (US$117 million) to all of our customers in Hong Kong. In May 2003, we further announced another special one-off rebate package amounting to HK$460 million (US$59 million) to our Hong Kong customers. Tariff levels have been frozen since 1998.

          For our electricity business in the Chinese mainland and other Asia-Pacific countries, in 2002, we achieved the financial close for the 2x300MW Anshun II power project in Guizhou, China and purchased an 80% interest in Gujarat Paguthan Energy Corporation Private Limited, or GPEC, which owns a 655MW combined cycle power station in Gujarat, India. We also reached an agreement with Powergen UK plc to acquire all of its remaining interest in GPEC, Yallourn Energy Pty Limited, or Yallourn Energy, and BLCP Power Limited, or BLCP. The acquisitions of the additional interests in BLCP, Yallourn Energy and GPEC were completed in January, April and June 2003 respectively. Construction of the Heze II and Liaocheng power projects in Shandong, China, as well as Ho-Ping power project in Taiwan, progressed well. The Ho-Ping power plant commenced commercial operation in 2002 whilst Heze II Unit 1 entered into commercial operation in February 2003.

          The pursuit of investment opportunities outside Hong Kong will depend on those opportunities meeting our criteria in terms of price, earnings and risk profile. Our policy of diversification will be selective, prudent and incremental. Details of our investments are described in “— B. Business Overview” below.

B. Business Overview

          Our businesses fall broadly into two categories. The primary category is the electricity generation and supply business in Hong Kong, which is our core business and regulated by the Government of Hong Kong pursuant to the Scheme of Control. We operate the power stations and transmit electricity to over 2 million customers via our solely owned transmission and distribution network. Our electricity generation and supply business in Hong Kong is referred to as the Scheme of Control business in this annual report.

          The second category of our businesses comprises our power-related and other investments and services, both in Hong Kong and elsewhere, which are outside the scope of the Scheme of Control and is referred to as non-Scheme of Control business in this annual report. This include investments in the electricity sector in the Chinese mainland and other Asia-Pacific countries, as well as activities beyond the electricity business such as redevelopment of properties no longer in use for electricity purposes, engineering services and consultancy, telecommunications services, information technology services and research on sustainable development and emerging energy technologies.

Business Strategy

          The key elements of our strategy are to:

•	continuously enhance our core Hong Kong electricity business;

•	develop our portfolio of electricity businesses in the Chinese mainland and other Asia-Pacific countries; and

•	selectively pursue opportunities to expand our activities beyond our conventional electricity business, by leveraging off our existing businesses, assets, expertise and relationships.

          The objective of our electricity business in Hong Kong is to keep the costs down and at the same time improve efficiency. We have cut costs significantly in the past decade, reducing the number of our staff under the Scheme of Control business from the peak of over 6,500 in 1993 to approximately 3,900 by the end of 2002. Through improved operating efficiency and tight cost control, we have been able to both manage tariff levels and preserve financial returns. As effective management of regulatory issues is essential to our business, in March 2003, we began discussions with the Government of Hong Kong concerning the second five-year interim review of the Scheme of Control. The key challenges for us are the expiry of the current Scheme of Control in 2008 and negotiation of any new arrangement with the Government of Hong Kong.

          The performance of our investments in the electricity industry outside Hong Kong is improving and we will continue our focus on managing the existing joint ventures to further improve the quality and returns of these businesses. We will also invest in the future in projects that meet our investment criteria, including those projects with an expected return to be higher than our risk-adjusted cost of capital. Electricity-related businesses that make use of our existing assets and skills are carried out on a limited and selected basis, reflecting the overriding focus on our electricity businesses.

Electricity Business in Hong Kong

          We, through CLP Power, a wholly owned subsidiary, are engaged in the electricity generation, transmission and distribution business in Hong Kong. We are one of the only two electricity providers in Hong Kong. We do not generate the electricity power that we sell. Pursuant to several contracts described below in “ — Power Purchase from CAPCO” and “— Non-CAPCO Power Purchases/Storage Facilities”, we purchase the electricity from CAPCO, our affiliated company incorporated in Hong Kong and from Guangdong Daya Bay Nuclear Power Station, located in Guangdong Province, China. These sources of power, together with CLP Power’s right to use 50% of the capacity of Phase 1 of the Guangzhou Pumped Storage Power Station, amount to a total installed capacity of 8,263 megawatts, or MW. We supply electricity to Kowloon, the New Territories and a number of outlying islands, including Lantau Island and Cheung Chau, which are collectively referred to as our supply area in this annual report. We supply approximately 73% of the electricity consumed in Hong Kong.

          Our electricity generation and supply business in Hong Kong is regulated by the Government of Hong Kong pursuant to the Scheme of Control. The Scheme of Control, a contract among CLP Power, CAPCO, ExxonMobil Energy Limited (formerly known as Exxon Energy Limited) which is referred to as ExxonMobil in this annual report, and the Government of Hong Kong, regulates CLP Power’s and CAPCO’s financial affairs insofar as they relate to the electricity related operations in Hong Kong. The Scheme of Control provides that we are obligated to meet electricity demand at the lowest reasonable cost. In return, the Government of Hong Kong recognizes that we are entitled to receive a reasonable return on our investment. The 15-year term of the current Scheme of Control will expire on September 30, 2008.

CLP Power

          CLP Power was established in 1901 in Hong Kong to supply electricity to Guangzhou (formerly known as Canton) in the Chinese mainland. In 1903, we established our first power station in Kowloon. In 1964, we entered into a joint venture arrangement with ExxonMobil International Holdings Inc. (formerly known as Esso Eastern Inc.), a wholly owned subsidiary of Exxon Mobil Corporation (formerly known as Exxon Corporation), to help finance the substantial capital commitments required to build power stations needed in connection with the anticipated rapid economic expansion in Hong Kong in the 1960s and 1970s. This arrangement created a new generating company, Peninsula Electric Power Company Limited, 40% owned by us and 60% owned by ExxonMobil (a subsidiary of ExxonMobil International Holdings Inc.), to meet our increasing supply requirements. In 1978 and 1981, two more generating companies, Kowloon Electricity Supply Company Limited and CAPCO, were formed respectively under the joint venture arrangement, each of which was owned 60% by ExxonMobil and 40% by us. In 1992, the three generating companies were consolidated under the name of CAPCO with us maintaining our 40% ownership in CAPCO. Concurrently with the establishment of the joint venture arrangement, we, through CLP Power, and ExxonMobil International Holdings Inc. negotiated a regulatory framework with the Government of Hong Kong formally known as the “Scheme of Control”.

Relationship With CAPCO

     General

          As we do not directly own power generation facilities, we purchase a significant part of our electricity demand from CAPCO. We work closely with ExxonMobil, which owns 60% of CAPCO, in the financing, construction and management of CAPCO’s generation facilities. The affairs of CAPCO are managed by an eleven-member board of directors, of which six representatives are nominated by ExxonMobil and five representatives are nominated by us. While we act as the operator of CAPCO’s generation facilities under the direction of the CAPCO’s board of directors, there are a number of key areas requiring the consent of both shareholders, including financing.

          The joint venture relationship between us and ExxonMobil is governed by an agreement initially signed in 1964 and subsequently amended and supplemented by several contracts which, collectively, are referred to as the Basic Agreement in this annual report. The Basic Agreement provides, amongst other matters, that no facility expansion can be carried out independently by CAPCO without the approval of us and ExxonMobil. ExxonMobil also has the option to participate in any future generating capacity expansion undertaken by us or CAPCO for the Hong Kong market. However, if ExxonMobil declines to participate in any such further expansion, their right to participate in succeeding expansions of generating capacity is deemed to be waived.

          Due to its significance to our electricity business in Hong Kong, CAPCO’s balance sheets as of December 31, 2001 and 2002 and statements of income, cash flows and changes in equity for the years ended December 31, 2000, 2001 and 2002, audited by PricewaterhouseCoopers, independent public accountants, are included in “Item 17. Financial Statements” in this annual report.

     Electricity Purchases

          Under the Basic Agreement, we are obliged to purchase the total electricity output of CAPCO. It further provides that we are responsible for payment of all of CAPCO’s operating expenses, including fuel cost, depreciation, interest expenses, current and deferred taxes, as well as CAPCO’s share of the return permitted under the Scheme of Control.

     Sales to the Chinese Mainland

          The Scheme of Control contemplates a special arrangement to cover our purchase of electricity from CAPCO for supply to the Chinese mainland. Only spare generating capacity of CAPCO not used to serve customers in Hong Kong may be used for sales to the Chinese mainland. Pursuant to a separate agreement among CLP Power, CAPCO and the Government of Hong Kong, 80% of the profit from our sales to the Chinese mainland is credited to a Scheme of Control development fund, which is referred to as the Development Fund in this annual report. The remaining 20% of the profit from such sales is retained by CLP Power and CAPCO for the account of our respective shareholders. See “— Sales to the Chinese Mainland” below.

     CAPCO Financing

          We and ExxonMobil have provided most of our funding to CAPCO in the form of interest-free loans, by way of shareholders’ advances. As at December 31, 2002, CAPCO’s paid-in-capital amounted to HK$50 million (US$6 million), while shareholders’ advances amounted to HK$12.2 billion (US$1.6 billion). Pursuant to a deed of subordination, shareholders’ advances are subordinated to certain debt financing of CAPCO and may be repaid to the extent that CAPCO’s ratio of borrowed moneys to shareholders’ funds (representing the sum of the issued share capital, shareholders’ advances, special advances, deferred taxation, retained profits and any proposed dividend) is not higher than 1.5:1. Borrowed moneys means moneys lent to CAPCO excluding fuel stock loans, obligations arising from swaps and foreign currency transactions, and unrealized foreign exchange differences. As at December 31, 2002, the borrowed moneys of CAPCO amounted to approximately HK$11.6 billion (US$1.5 billion), while shareholders’ funds totaled approximately HK$15.3 billion (US$2.0 billion), giving a ratio of 0.75:1, which is lower than the ratio of 0.98:1 as at December 31, 2001 mainly due to the decrease in long-term borrowed moneys.

          If CAPCO requires additional financing, we and ExxonMobil may at our discretion provide such financing in proportion to our respective participations and, if either declines, the other has the right, but not the obligation, to provide all or any part of the required financing. In addition, if so requested by CAPCO, we are obliged to provide financing in the form of special advances, provided that the cumulative amount of such special advances does not exceed the balance of the Development Fund. CAPCO also has the ability to raise funds through borrowings and/or to reduce its dividend payments to us and ExxonMobil to finance its activities.

Scheme of Control

     Overview

          CLP Power’s and CAPCO’s electricity-related operations and financial affairs have been governed since October 1, 1963 by a series of Scheme of Control Agreements entered into among CLP Power, CAPCO, ExxonMobil and the Government of Hong Kong. The current Scheme of Control became effective on October 1, 1993 for a term of 15 years until September 30, 2008.

          The Scheme of Control contains provisions covering the obligations of the parties to the Scheme of Control, the tariff setting mechanism, calculation of the permitted and net return of CLP Power and CAPCO and the procedures for government monitoring. Our sales of electricity to the Chinese mainland are governed by a separate contract, the terms of which do not form part of the Scheme of Control. See “— Sales to the Chinese Mainland” below.

          In accordance with the Scheme of Control, we are obliged to contribute to the development of Hong Kong by providing sufficient facilities to meet the demand for electricity at the lowest reasonable cost. In return, we, CAPCO and any future companies formed by us, alone or together with ExxonMobil or others, these companies being collectively referred to as the SoC Companies, are entitled to receive tariff revenue sufficient for a reasonable return on our investments. Costs are forecasted by means of a financial review process described below and the rate of return is determined by means of a formula established by the Scheme of Control. See “— Tariffs” below.

          The Scheme of Control provides for government monitoring of the SoC Companies’ financial affairs and operating performance through financial reviews and auditing reviews as described below. Every five years during the 15-year term, the Scheme of Control is expected to be reviewed, and the SoC Companies and the Government of Hong Kong have the right to request modifications. Pursuant to the terms of the Scheme of Control, no party can unilaterally make changes to the Scheme of Control. The last five-year interim review was completed in 1999. The current five-year interim review began in March 2003.

          The Government of Hong Kong reviews the SoC Companies’ major capital additions and tariff rates. A financial review is conducted whenever major system expansion is proposed, or the period of the existing review is about to expire or when adjustments in excess of 14% of the previously approved tariff rates for that particular year are proposed. A tariff review is conducted in October of each year to agree on the implementation of tariff adjustments for the next year.

          The results of a financial review, including basic tariff rates, are subject to the approval of the Government of Hong Kong. Once the financial review has been approved by the Government, the basic tariff rates cannot be unilaterally reduced by the Government of Hong Kong. However, if a financial review is not completed prior to the expiry of the approved financial review, we and CAPCO may increase the basic tariff rates by up to 7% above the level approved by previous financial review.

          Subsequent to the approval of a financial review, we and CAPCO may increase the basic tariff rates by up to 7% above the level approved in the financial review for a particular year. A further increase of 7% is permitted with the approval of Hong Kong Executive Council without a further financial review. If we and CAPCO have requested an increase in basic tariff rates requiring governmental approval or if we and CAPCO have requested revisions to the current financial review and any agreement has not yet been reached with the Government of Hong Kong concerning such increase or revisions, we and CAPCO still have the right to increase the approved basic tariff rates up to 7% on an interim basis.

          An auditing review is also submitted each year by the SoC Companies and reviewed by the Government of Hong Kong. The auditing review is to provide information to the Government in connection with its monitoring of the SoC Companies’ activities under the Scheme of Control. The auditing review contains an analysis of the prior-year actual results and current-year projections of sales, capital and operating expenditures and other financial and operating data.

          Our existing financial plan that outlined our projected capital investments and tariff rates was approved by the Hong Kong Executive Council in May 2000 for the period from October 1999 to December 2004. See “D. Property, Plant and Equipment — Capital Investment Programme” below.

     Tariffs

          We design the net tariff we charge to cover CLP Power’s and other SoC Companies’ operating costs and permitted return. The net tariff consists of three components: (i) the basic tariff rates, (ii) a fuel clause recovery rebate or charge, and (iii) the Scheme of Control rebate.

(i)	Basic Tariff Rates

          We calculate our annual projected basic tariff rates by taking into account the SoC Companies’ permitted return and the annual forecasts of (a), (b), (c) and (d) below, using the formula “(a+b-c)/d”, where:

(a)	operation costs, which include, among other things, the standard cost of fuel; generation, transmission, distribution and administration expenses; depreciation; interest expense; and tax;

(b)	allowed net return, referred to as net return in this annual report, which is derived by subtracting from the Scheme of Control permitted return, referred to as permitted return in this annual report, (i) an interest up to a maximum of 8% per annum on borrowings to finance fixed assets; (ii) a charge of 8% per annum on the sum of the average balances of the Development Fund and the special provision account; (iii) an excess capacity adjustment of 13.5% on the average excess capacity expenditure less an allowed interest charge of up to 8% per annum on the average excess capacity expenditure after the Black Point Units 7 and 8 are commissioned; and (iv) an interest up to a maximum of 8% per annum on the increase in average balance of the customers’ deposits in excess of the balance at September 30, 1998. The permitted return is the sum of 13.5% of the SoC Companies’ average net fixed assets and 1.5% on the average net fixed assets financed by shareholders’ investments after September 30, 1978;

(c)	revenue from sales to the Chinese mainland less 20% of the incremental profit before tax (this 20% of incremental profit from the sales to the Chinese mainland is shared between CLP Power (40%) and CAPCO (60%)); and

(d)	local (i.e. excluding the Chinese mainland) unit sales in terms of kWh as determined by the load forecast.

          Under the Scheme of Control, all of our expenses relating to power purchases from Guangdong Daya Bay Nuclear Power Station and all payments to Hong Kong Pumped Storage Development Company, Limited are included in the operation costs described in (a) above.

(ii)	Fuel Clause Recovery Rebate or Charge

          The standard cost of fuel is recovered through the basic tariff rates as operation costs. The fuel clause recovery rebate or charge represents the difference between the actual cost of fuel (including natural gas, coal and oil) and the standard cost recovered through the basic tariff rates. The difference is charged or credited to a fuel clause recovery account maintained in our books. No approval from the Government of Hong Kong is required to recover increases in the cost of fuel.

(iii)	Scheme of Control Rebate

          Any difference between our profit for Scheme of Control operations and our permitted return is required to be transferred to or from the Development Fund. The balance in the Development Fund represents a liability in our accounts. In addition, in relation to the deferral in constructing Units 7 and 8 of the Black Point Power Station, we and the Government of Hong Kong agreed in 1999 that we set aside a total of HK$803 million from the Development Fund to a special provision account to pay for the additional costs incurred by the vendors for delayed delivery of the two generator units. See “D. Property, Plant and Equipment — Capital Investment Programme” below. We pay a charge of 8% per annum on the sum of the average balances of the Development Fund and the special provision account. The charge is credited to a rate reduction reserve and is applied as rebates to customers on our monthly bills.

     Net and Permitted Return

          The Scheme of Control allows CLP Power and CAPCO a permitted return and net return as described above. The net return is divided between CLP Power and CAPCO in accordance with the Basic Agreement which provides that CAPCO will receive that proportion of the total net return represented by the net return CAPCO would receive if CAPCO were the only company under the Scheme of Control and the net return were calculated solely on the basis of CAPCO’s accounts. If the actual profit under the Scheme of Control, together with the amount available for transfer from the Development Fund, is less than the permitted return, CAPCO will not bear more than 20% of any such deficit. We believe that such limitation will not have a material effect on our business or financial condition in the foreseeable future.

     Rate-Making Procedures

          The revenue requirements of the SoC Companies, which are theoretically equal to the cost of supply of electricity, are computed in a financial model based on load forecast, projected operating expenses and return to shareholders. The overall cost of electricity supply is allocated to each class of customer based on consumption profiles, which are determined by load research. We use the cost of service to each class of customer to determine the revenue required and the unit rate. We then propose basic tariff rates to the Government of Hong Kong for approval in accordance with the provisions of the Scheme of Control.

     Demand Side Management

          We undertake activities to encourage the efficient use of electricity. CLP Power and CAPCO entered into a Demand Side Management, or DSM, agreement with the Government of Hong Kong in May 2000. The implementation of the DSM Programme commenced in 2000, which included an educational programme and a rebate programme for energy efficient equipment. The DSM agreement allows us to recover all programme costs from customers. Starting in January 2002, we introduced a DSM charge of HK¢0.2 per unit on non-residential customers to recover the DSM costs. The DSM agreement will expire in June 2003.

Power Generation

          We do not directly own any power generation facilities. Our sources of power supply comprise: (i) CAPCO’s power stations located in Castle Peak, Penny’s Bay and the six commissioned units at Black Point with a total installed capacity of 6,283MW; (ii) an approximate 70% share (1,380MW) of the output from Guangdong Daya Bay Nuclear Power Station under a contract for a period of 20 years beginning in 1994; and (iii) our right to use 50% (600MW) of the capacity of Phase I of Guangzhou Pumped Storage Power Station for a period of 40 years commencing in 1994. All of our sources of power supply provide us with a total installed capacity of 8,263MW.

          Although we do not directly own any power generation facilities, we operate and maintain CAPCO’s power stations. In addition, we have seconded a number of staff to Guangzhou Pumped Storage Power Station and Guangdong Daya Bay Nuclear Power Station respectively to operate and maintain their power stations.

          We met all demands for power during 2002 without any shortages. The amount of electricity supplied to the system for 2002 was 31,193 million kWh, an increase of 5.1% over 2001. As at December 31, 2002, our system and local reserve margins were approximately 20% and 42% respectively.

          The table below sets forth for the years ended December 31, 2001 and 2002, the amount of electricity purchased by us, as generated by CAPCO and other generation facilities and the amount of power used or lost in connection with transmission and distribution:

	Year ended December 31,

	2001	2002

	(GWh)	(GWh)

CAPCO facilities
Castle Peak	9,302	10,264
Black Point	11,444	12,265
Gas Turbines	1	2

	20,747	22,531
Auxiliary use (1)	(1,031)	(1,123)

Net CAPCO production	19,716	21,408

Other power purchased
Nuclear	10,055	9,881
Net transfer from/(to)
Hongkong Electric	—	—
Landfill gas generation	2	1

Total other power purchase	10,057	9,882

Pumped Storage operation
Energy transferred	300	300
Energy consumed for pumping	(394)	(397)

Net (loss) in Pumped Storage operation	(94)	(97)

Total net generation	29,679	31,193

Transmission and distribution losses	1,148	1,306

(1)	Auxiliary use represents electricity consumed by generating units in the course of generation.

Power Purchase from CAPCO

          Under the Basic Agreement, we have agreed to purchase, and CAPCO has agreed to sell, the total power produced by CAPCO. For 2002, we purchased approximately 68% of our power from CAPCO. CAPCO presently has three commissioned power stations with a combined installed capacity of 6,283MW as at December 31, 2002.

          To ensure the reliability and security of power supply, CAPCO’s power generation system comprises a mix of different types of generating units, including gas-fired combined cycle units, coal-fired steam generators and gas turbines. The power stations at Black Point and Castle Peak provided almost all of CAPCO’s electricity supply to us during 2002.

          Smaller capacity gas turbines are used as supplementary facilities to meet demand at peak periods and for emergency back-up because of their quick-start capability. CAPCO’s gas turbines have achieved 100% starting reliability, which is a key indicator of gas turbine performance.

          CAPCO leases the properties on which all of its generation facilities are located from the Government of Hong Kong. We are responsible for the overall management and control of construction at the site and operation of all of CAPCO’s generation facilities.

     Black Point Power Station

          Black Point Power Station commenced commercial operation in 1996 (Units 1 and 2) and is located at the western tip of the New Territories, approximately four kilometers north of the Castle Peak Power Station. It currently consists of six combined cycle units with a total capacity of 1,875MW. The commissioning and installation of Units 7 and 8 are expected to occur in 2005 and 2006 respectively. See “D. Property, Plant and Equipment — Capital Investment Programme” below. Black Point Power Station, when completed, will be one of the largest combined cycle power plants in the world with an expected total capacity of 2,500MW.

          Black Point Power Station is the first natural gas-fired plant in Hong Kong. The use of natural gas, a clean burning fuel which leaves no ash and emits negligible sulphur dioxide, allows the power station to operate with lower environmental impact and higher thermal efficiency. The current supply of natural gas comes from the Yacheng 13-1 field in the South China Sea. In view of the lengthy lead-time required for new gas projects and the possibility of increased promotion of gas-fired generation over time due to environmental considerations, we have commenced long-term planning of future arrangements for natural gas supply from other sources.

     Castle Peak Power Station

          Castle Peak Power Station is one of the largest coal-fired power station complexes in the world. Its first phase (four units) commenced operations in 1985 and it now consists of eight coal-fired generating units with a total capacity of 4,108MW. Castle Peak Power Station burns coal as its primary energy source. The coal-fired generating units achieved an overall availability of 86.12% for 2002, with a forced outage rate of 0.3%. We believe this rate represents one of the highest world standards and reflects the high quality of the plant and its operation. The design of the Castle Peak Power Station also enables it to burn, as alternatives, oil or natural gas supplied from CAPCO’s Black Point Power Station, should this be required.

          The Castle Peak Power Station has achieved consistently high levels of compliance with air quality control standards. An energy saving programme has been in operation in each of the Black Point and Castle Peak Power Stations since 2000 to explore opportunities for auxiliary power reduction and resources conservation. As a consequence, energy savings of about 1.34% have been achieved as compared with the levels at the base year 1999.

     Penny’s Bay Gas Turbine Power Station

          The three 100MW gas turbines at Penny’s Bay Gas Turbine Power Station are utilized for peak load and emergency generation purposes. Total output by such units during 2002 was minimal.

Fuel

          For the majority of the 1980’s, coal was our primary energy source. Through commissioning of a total of six units of the natural gas-fired generating plant at Black Point Power Station and the purchases from Guangdong Daya Bay Nuclear Power Station, our energy sources for 2002 consisted of the following: natural gas (30.6%), coal (33.1%), oil (0.4%) and nuclear (35.9%). Although gas is more expensive on the basis of heating value, we determined and demonstrated to the Government of Hong Kong in receiving approval for our financial plan, that the higher efficiency, lower capital costs and environmental benefits of a natural gas-fired plant outweigh any increase in fuel costs. As the financial plan has accounted for the use of natural gas, the change in fuel mix is not expected to have a material impact on us. In addition, a diversity of energy sources will provide greater long-term security for customers and will be beneficial to Hong Kong’s environment. Our fuel costs are recovered through the basic tariff rates and the fuel clause recovery rebate or charge. See “— Scheme of Control — Tariffs” above.

     Natural Gas

          CAPCO purchases gas for the Black Point Power Station on a take-or-pay (if tendered) basis pursuant to a 20-year contract with BP China Exploration and Production Company (formerly known as Arco China Inc.), China National Offshore Oil Corporation and Kufpec (China) Inc. which commenced in January 1996. The base price under the contract was established when the contract was signed in December 1992. Escalations in the contract price are determined annually by reference to certain market and economic indices. The Black Point Power Station consumed a total volume of 88,002 Giga British Thermal Unit, or Gbtu, of natural gas in 2002.

     Coal

          Total coal consumption for the eight generating units of Castle Peak Power Station was approximately 4.3 million tonnes in 2002. Approximately 81% of CAPCO’s coal requirements are imported under long-term contracts from Australia, Indonesia and China. Prices are generally negotiated in line with market factors. The average cost of coal per tonne purchased was HK$225 (US$29) in 2002.

     Oil

          CAPCO consumed approximately 32,000 tonnes of fuel oil and industrial diesel oil in 2002. All of these supplies are imported and sourced principally by ExxonMobil Hong Kong Limited from overseas sources. The average cost per barrel was HK$200 (US$26) in 2002. CAPCO maintains strategic fuel stocks of approximately 40,000 tonnes to cover contingencies. CAPCO has phased out oil as a fuel from base and intermediate power generation and now uses oil only for peak and standby generation.

     Nuclear

          See “— Non-CAPCO Power Purchases/Storage Facilities — Guangdong Daya Bay Nuclear Power Station” below.

Non-CAPCO Power Purchases/Storage Facilities

     Guangdong Daya Bay Nuclear Power Station

          In addition to purchasing power from CAPCO, for 2002, we purchased approximately 9,881 million kWh of power from Guangdong Daya Bay Nuclear Power Station located in Guangdong Province, China, pursuant to power purchase agreements covering 70% of the output of Guangdong Daya Bay Nuclear Power Station. The agreements extend for 20 years from 1994 and contain a provision which permits us to continue to purchase 25% of the power generated by Guangdong Daya Bay Nuclear Power Station for an additional five years. Our wholly owned subsidiary, Hong Kong Nuclear Investment Company Limited, or HKNIC, owns a 25% equity interest in Guangdong Nuclear Power Joint Venture Company, Limited which owns Guangdong Daya Bay Nuclear Power Station. The remaining 75% equity interest is owned by Guangdong Nuclear Investment Company, Limited, a Chinese mainland enterprise. Guangdong Daya Bay Nuclear Power Station is one of the largest joint venture power projects in the Chinese mainland.

          We are obliged to purchase HKNIC’s 25% equity share of Guangdong Daya Bay Nuclear Power Station’s output and an additional 45% of such output from Guangdong Nuclear Investment Company, Limited. The price paid by us for electricity generated by Guangdong Daya Bay Nuclear Power Station throughout the terms of the power purchase agreements is determined by a formula based on Guangdong Daya Bay Nuclear Power Station’s operating costs and a profit calculated by reference to shareholders’ funds and the capacity factor for the year. We are allowed to treat all our payments for nuclear electricity generated by Guangdong Daya Bay Nuclear Power Station as part of our operating expenses allowable under the Scheme of Control. See “— Scheme of Control — Tariffs” above.

          The design, construction, operation and maintenance of nuclear power plants involve significant safety measures because of the hazardous nature of radioactive materials. The use and disposal of nuclear fuels have the potential, albeit very low, to create substantial risks of liability arising from exposure to or release of radioactive materials. We believe that Guangdong Daya Bay Nuclear Power Station complies in all material respects with international safety standards. We also consider that HKNIC’s minority ownership interest and minor participation in Guangdong Daya Bay Nuclear Power Station limit its exposure to nuclear-related liabilities to the amount of its initial US$100 million investment and its share of undistributed retained profits in Guangdong Nuclear Power Joint Venture Company, Limited.

          Guangdong Nuclear Investment Company, Limited, together with its parent company, also own Ling Ao Nuclear Power Station which was commissioned in 2002. We do not have any direct or indirect interest in Ling Ao Nuclear Power Station. The Ling Ao Nuclear Power Station is similar in design and situated very close to the Guangdong Daya Bay Nuclear Power Station. Guangdong Nuclear Power Joint Venture Company, Limited is currently carrying on the operation and maintenance of the Ling Ao Nuclear Power Station under contract. However, Guangdong Nuclear Power Joint Venture Company, Limited and Ling Ao Nuclear Power Company, Limited, as the direct owners of the Guangdong Daya Bay Nuclear Power Station and the Ling Ao Nuclear Power Station respectively, are in the process of establishing a management company, Daya Bay Nuclear Power Operations and Management Company, Limited. This new management company, which will be owned on a 50/50 basis, will be responsible for the operation and maintenance of these two power stations.

          The existing operating staff of the two power stations will be transferred to the management company to provide pooling of resources, sharing of expertise and benefits of economy of scale. The documents on the establishment of the management company are structured in a manner to ensure that neither Guangdong Nuclear Power Joint Venture Company, Limited nor HKNIC would take on additional risk or liability as a result of the establishment of the management company or the operation of the Ling Ao Nuclear Power Company, Limited.

     Guangzhou Pumped Storage Power Station

          Hong Kong Pumped Storage Development Company, Limited, a joint venture company formed between CLP Power (49%) and ExxonMobil (51%), has the right to use 50% of the capacity of Phase 1 of Guangzhou Pumped Storage Power Station for 40 years from 1994 pursuant to a capacity purchase contract. The Guangzhou Pumped Storage Power Station, owned by Guangdong Pumped Storage Company, Limited (formerly known as Guangzhou Pumped Storage Joint Venture Corporation), which in turn is owned by three Chinese government-owned entities, is located in Lu-Tien, Conghua County, which is about 90km north of Guangzhou. We are allowed to treat all payments to Hong Kong Pumped Storage Development Company, Limited as part of our operating expenses under the Scheme of Control. See “— Scheme of Control — Tariffs” above.

          As electricity cannot be stored in large quantities, Guangzhou Pumped Storage Power Station indirectly stores electricity by way of pumping water to a high-level reservoir during periods of low demand such as at night. The water can then be released generating hydro-electric power at times of peak demand. Some energy is lost in this process, but the loss is more than offset by the savings from the reduction in use of high production cost plants during the day and the efficiency gains of running plants at a constant output level.

     Power from Hongkong Electric and Guangdong Grid

          The interconnection of our system with those of Hongkong Electric (the only other electricity supplier in Hong Kong) to the south and Guangdong Province to the north allows us to access other generating capacity to further enhance the reliability of our own supply system. See “— Power Systems — Security and Reliability” below. The interconnection with Guangdong Province allows us to sell our excess capacity to customers in the Chinese mainland. See “— Sales to the Chinese Mainland” below. We have an interconnection agreement with Hongkong Electric under which the two companies sell each other electricity to meet marginal demand when doing so is more economical than utilizing other sources. For 2002, we purchased 50MWh of power from Hongkong Electric.

Power Systems

     The Network

          We transmit electricity to load centers through an advanced transmission network owned and operated by us. As at December 31, 2002, our transmission and distribution network comprised 11,227 kilometers with 195 primary substations and 11,539 secondary substations. Our system is interconnected with the transmission system of Hongkong Electric and the power system of neighboring Guangdong Province, China.

          Electricity generated from the steam turbine units at Castle Peak Power Station, the combined cycle units at Black Point Power Station, the nuclear units at Guangdong Daya Bay Nuclear Power Station and the pumped storage units at Guangzhou Pumped Storage Power Station is transmitted to the load centers via our 400kV transmission network. The 400kV network consists of two double-circuit 400kV transmission lines arranged in a ring encircling the New Territories together with cross-connection, and five 400kV underground cable circuits reaching into the densely populated Kowloon peninsula. Continuity of supply is guaranteed even if one double-circuit power line is lost.

          We continue to expand our distribution network to supply new customers, the number of whom increased by 57,449 in 2002, and to reinforce and upgrade supply to our 2 million existing customers. We are making additional investments to expand and reinforce our transmission network in order to maintain our high reliability standards as well as to accommodate the increasing demand for electricity especially in new development areas. We expect to invest HK$21 billion in our transmission and distribution network for our current financial plan covering the period from October 1999 through December 2004. As at December 31, 2002, we had made investments in the amount of approximately HK$12 billion (US$1.5 billion).

     Security and Reliability

          We utilize two independent protection systems to isolate any faulty equipment to safeguard the smooth operation of the network. The reliability of our transmission system in transmitting energy to the distribution system for delivery to customers in terms of delivery energy index was above 99.99% in 2002. This rate is comparable to the leading utilities in North America. The interconnection of our system with those of Hongkong Electric to the south and Guangdong Province to the north allows us to access other generating capacity to further improve the reliability of our own supply system. In case of a sudden loss of generation, the interconnectors allow emergency power transfers from Hongkong Electric and Guangdong systems, enabling us to avoid disruption of supply to our customers.

Customers and Sales

          As at December 31, 2002, we supplied electricity to 2,055,955 customers, an increase of 2.9% over December 31, 2001. Total sales increased by 4.8% to 29,887GWh in 2002, and comprised of 27,712GWh sold to Hong Kong customers and 2,175GWh sold to customers in the Chinese mainland. There was a rise of 2.8% in unit sales to local customers in 2002. Sales to the Chinese mainland, which consist of sales to Guangdong Guang-Dian Power Grid Group Company Limited and the Shekou Industrial Zone under a long-term supply contract, increased by 37.6% over 2001.

          The table below sets forth our sales categorized by end user sectors:

	Number of					Average
	Customers as at					Annual Sales
	December 31,	Annual Sales	Annual Sales			Change over
End-user	2002	for 2000	for 2001	Annual Sales for 2002		1998-2002

	(thousands)	(GWh)	(GWh)	(GWh)	(%)	(%)

Commercial	176	10,014	10,378	10,661	35.7	4.3
Manufacturing	40	3,488	3,245	3,085	10.3	(4.4)
Residential	1,779	6,608	6,752	6,930	23.2	3.5
Infrastructure and Public Services (1)	61	6,197	6,575	7,036	23.5	7.8

Subtotal (local)	2,056	26,307	26,950	27,712	92.7	3.7
Sales to the Chinese mainland	—	1,181	1,581	2,175	7.3	31.2

Total Sales	2,056	27,488	28,531	29,887	100.0	4.7

(1)	formerly named as “Government and others”

Hong Kong Customer Base

          Electricity demand varies within each year for a variety of reasons other than general growth in demand. Electricity demand tends to be highest during daylight hours due to commercial and industrial activities and electric appliance use during such periods. Due to air conditioner use, electricity demand is higher during the summer than during any other seasons. Variations in weather conditions may also cause significant variations in electricity demand.

     Commercial

          Commercial customers accounted for approximately 36% of our total sales in 2002. Demand from the commercial sector in the past five years has shown moderate growth, owing to the expansion of the service sector of the Hong Kong economy and the urbanization of Kowloon resulting in increased office building construction, office automation and use of air conditioners. We expect the completion of Disney Theme Park around 2005/2006 in our supply area and further developments of the tourist industry will boost our sales to this sector in the medium term.

     Manufacturing

          Sales to the manufacturing sector have gradually declined as a percentage of total demand, and represented approximately 10% for 2002. We believe that electricity sales to the manufacturing sector as a percentage of total demand in general will continue to decline due to Hong Kong’s transformation into a services-oriented economy.

     Residential

          As at December 31, 2002, we serviced approximately 1.78 million residential customers in our supply area. Demand from the residential sector has increased in recent years. For 2002, residential customers accounted for approximately 23% of our total sales. As the Government of Hong Kong has forecasted that the population of Hong Kong will grow to 7.6 million by 2012, it is estimated that over 50,000 new flats a year up to the year 2008 will be built to help accommodate this forecasted increase in population. More than 90% of those new flats are expected to be built in our supply area which we expect would increase the demand for electricity in this customer sector.

     Infrastructure and Public Services

          The other categories of Hong Kong customers include government accounts and utilities, such as Hong Kong Housing Authority, Water Supplies Department, Mass Transit Railway Corporation, Kowloon-Canton Railway Corporation, and Hong Kong’s telecommunications companies and container terminals. These categories together accounted for approximately 24% of total sales for 2002. We expect the demand from this customer sector including infrastructure projects supported by the Government of Hong Kong to remain steady.

Sales to the Chinese Mainland

          In addition to sales to customers in Hong Kong, we sold approximately 7% of our electricity in 2002 to customers in Guangdong Province of China. We sell electricity to the Chinese mainland mainly through an exclusive agreement between CLP Power and China Merchants Steam Navigation Company covering the Shekou Industrial Zone. This agreement was renewed in 1996 for a term of 20 years. Sales to the Chinese mainland have also been made pursuant to a short-term agreement between CLP Power and Guangdong Guang-Dian Power Grid Group Company Limited since May 2000.

          We and CAPCO have entered into an agreement to govern the sale of electricity by CAPCO to us for supply to the Chinese mainland. Such sales are made to utilize CAPCO’s spare generating capacity. Pursuant to the Scheme of Control and another agreement among CLP Power, CAPCO and the Government of Hong Kong, 20% of the profit derived from our sales to the Chinese mainland is credited to the profit of CAPCO and CLP Power in the ratio of 60% and 40% respectively. The remaining 80% of the profit is credited to the Development Fund. See “— Relationship with CAPCO — Sales to the Chinese Mainland” above.

Customer Service

          We have committed to providing quality service and value to our customers. To this end, we have enhanced our customer communications through a Customer Consultative Group, Local Customer Advisory Committees, customer focus groups and reach out programmes. In meeting the needs of major commercial and industrial customers, we provide customized services as well as commercially viable technical advice on energy related solutions by conducting power quality seminars and energy audits and working with customers to reduce local pollution and save costs.

          In July 2002, our largest customer service center was opened in Tsim Sha Tsui, a major business and commercial district in Kowloon. The center provides core service applications and bill payments services, and offers a new range of value-added customer services and facilities including cooking and other interest classes and direct access to online services, as well as being a showcase for energy efficient products and information.

          We continue to provide high quality customer services through our enhanced Customer Telephone Services operation and a revamped website for more user-friendly information and features for customers. We also promote a culture of service dedication among staff by means of training and recognition. We have also begun upgrading our customer information system to an on-line, user-friendly system with fully integrated processes.

          Building on our achievements in 2001, we won an additional four awards in the Hong Kong Association for Customer Service Excellence Awards in 2002.

Tariff Rates

          We normally implement changes in basic tariff rates, fuel clause rebate or charge and Scheme of Control rebate on January 1 of each year. The table below sets out our average net tariffs by category of customers and by tariff component for the years ended December 31, 2001 and 2002:

	Average Net Tariffs per kWh (1)

	Year ended December 31, 2001					Year ended December 31, 2002

			Scheme					Scheme
		Fuel	of				Fuel	of
	Basic	Clause	Control	Special	Net	Basic	Clause	Control	Special	Net
	Tariff	Charge	Rebate	Rebate	Tariff	Tariff	Charge	Rebate	Rebate	Tariff

	(HK¢)	(HK¢)	(HK¢)	(HK¢)	(HK¢)	(HK¢)	(HK¢)	(HK¢)	(HK¢)	(HK¢)

Residential	91.2	2.2	(0.6)	(2.2)	90.6	91.2	1.9	(0.6)	(2.2)	90.3
General Services	97.0	2.2	(0.6)	(2.2)	96.4	97.0	1.9	(0.6)	(2.2)	96.1
Bulk Tariff (time-of-use)	84.8	2.2	(0.6)	(2.2)	84.2	84.6	1.9	(0.6)	(2.2)	83.7
Large Power (time-of-use)	72.6	2.2	(0.6)	(2.2)	72.0	72.3	1.9	(0.6)	(2.2)	71.4
Large Power (Super Demand Rider)	68.9	2.2	(0.6)	(2.2)	68.3	68.4	1.9	(0.6)	(2.2)	67.5
Public Lighting	76.7	2.2	(0.6)	(2.2)	76.1	76.9	1.9	(0.6)	(2.2)	76.0
Total Local	88.6	2.2	(0.6)	(2.2)	88.0	88.5	1.9	(0.6)	(2.2)	87.6

(1)	Average Net Tariff for a class = (Total bill in $)/(Total kWh consumption)

          Published basic tariff rates did not change in 2002 and the change of the above basic tariff figures were due to changes of consumption patterns.

          We have announced a further freeze in basic tariffs for 2003, meaning that the basic tariff rates remain at the 1998 levels. We also announced in December 2002 a package of rebates resulting in an average tariff reduction of 3.7%. The package comprised a one-off rebate of HK¢1.5 per unit of electricity consumed during 2002, with a minimum of HK$250 for each residential customer and HK$700 for each non-residential customer. Furthermore, in May 2003, we announced a special one-off rebate made to all local customers that is equivalent to one half of their bill for electricity consumed in March 2003, up to a maximum of HK$10,000 per non-residential account and HK$200 per residential account.

Competition

          We and Hongkong Electric are currently Hong Kong’s only suppliers of electricity. Our and Hongkong Electric’s supply areas are divided geographically: Hongkong Electric supplies Hong Kong Island, Lamma Island and Ap Lei Chau Island and we supply Kowloon, the New Territories, Lantau Island and other outlying islands. We and Hongkong Electric share the sales of electricity to Mass Transit Railway Corporation, which operates in both companies’ supply areas. We are the only provider of electricity in our supply area and hence have no competitors in transmission and distribution. We believe that we are unlikely to have any competitor to supply electricity to our supply area in the foreseeable future in light of the Scheme of Control, which is scheduled to remain in effect until 2008. The Government of Hong Kong may however consider adopting alternative regulatory structures for the power industry in Hong Kong in the longer term. In November 1999, the Government of Hong Kong published the findings of a consultancy study into the potential for increasing interconnection capacity between the two electricity systems in Hong Kong as well as the potential for introducing competition. Subsequent to the consultancy study, the Government of Hong Kong appointed another consultant to evaluate and establish a feasible route, if any, to install new additional interconnectors between us and Hongkong Electric. On the subject of alternative market structures, those consultants concluded that no major reforms are advisable until 2009 at the earliest. They also acknowledged that much would depend on whether the power industry in Southern China has been sufficiently restructured to enable power producers located on the Chinese mainland to participate in some form of power pooling arrangements.

          The electricity-related operations of Hongkong Electric are governed by a scheme of control similar to the one to which we are a party. These two schemes of control are similar and do not give either us or Hongkong Electric the exclusive right to supply electricity in our respective supply areas. Nevertheless, we believe we have significant competitive advantage in Kowloon and the New Territories by virtue of our extensive transmission and distribution network.

          Our principal competition is from alternative power and heating sources. In the residential market, consumers may use piped or cylinder gas and oil for space and water heating and cooking. A variety of high performance electrical products may make inroads into the traditional cooking market, which is currently dominated by gas. Though practical substitutes for electricity in lighting and other traditional household appliances are rare, more severe competition in domestic gas clothes drying and space heating may develop.

          In the commercial market, electricity is the dominant energy source for lighting, office equipment and air conditioning. Due to stringent environmental pollution regulations, we expect some existing diesel oil applications to be gradually phased out, which presents good opportunities for their replacement by electricity or gas. Efficient electric cooking appliances now being produced for the commercial sector provide an alternative to a market previously dominated by gas. In the industrial market, currently there is no practical substitute for electricity in a number of applications including lighting and power for many types of industrial machinery and processes.

Electricity Business in the Chinese Mainland

CLP Power China

          CLP Power China Limited, a wholly owned subsidiary, is our principal investment vehicle for power projects in the Chinese mainland and engages in the acquisition, development and management of power generation facilities. We were one of the first power companies from outside the Chinese mainland to invest in the electricity industry in the Chinese mainland and are currently the largest external investor in the Chinese mainland electricity industry. Our successful track record of developing projects in the Chinese mainland started in 1985 with our investment in Guangdong Nuclear Power Joint Venture Company, Limited. We currently own 3,163 equity MW generating capacity in the Chinese mainland, of which 2,296 equity MW are operational and 867 equity MW being under construction.

          Our overall business direction in the Chinese mainland is to build up a meaningful and competitive presence in provincial and regional electricity markets. The geographical focus for expanding our electricity business in the Chinese mainland is in three strategic markets, namely (i) Guangdong Province, including investments in generating assets in the western provinces for eastward supply to Guangdong; (ii) North China area, including Beijing-Tianjin-Tangshan area and Shandong Province where we have already established a strong presence; and (iii) the East China region (including Shanghai). In pursuit of this goal, we plan to continue to work with reputable Chinese mainland parties jointly to pursue opportunities.

Investments in the Chinese Mainland

          We have successfully developed a number of generation projects in the Chinese mainland and have actively participated in the management of our joint venture companies, including secondment of a number of staff to hold key managerial positions, in order to add value to the joint ventures, deliver satisfactory returns on the investments and meet safety, health and environmental objectives.

     Guangdong Nuclear Power Joint Venture Company, Limited

          Guangdong Nuclear Power Joint Venture Company, Limited is 25% owned by us and 75% owned by Guangdong Nuclear Investment Company, Limited. It was established in 1985 to construct and operate Guangdong Daya Bay Nuclear Power Station in Guangdong Province. The power station is the first large-scale commercial nuclear power installation in the Chinese mainland.

          Guangdong Daya Bay Nuclear Power Station is equipped with two 984MW pressurized water reactors. The majority of the key equipment was imported from France and the United Kingdom. Unit 1 and Unit 2 commenced commercial operation in February and May 1994 respectively. The station continues to operate smoothly with high levels of safety and reliability and received accreditation to ISO14001, ISO9000 and OHSAS18000. It was also the first power station to attain ISO14001 accreditation in the electric power industry in China.

          A total of 14,116GWh of electricity was sent out by Guangdong Daya Bay Nuclear Power Station in 2002, as compared to 14,365GWh in 2001. The annual station capacity factor was 86%. 70% of the electricity generated is supplied to Hong Kong with the remaining 30% sold to Guangdong. See “— Electricity Business in Hong Kong — Non-CAPCO Power Purchases/Storage Facilities” above.

     Hong Kong Pumped Storage Development Company, Limited

          Hong Kong Pumped Storage Development Company, Limited is 49% owned by us and 51% owned by ExxonMobil and has the right to use 50% of the 1,200MW pumped storage capacity of Phase 1 of the Guangzhou Pumped Storage Power Station until 2034. In 2002, the pumped storage units generated 285GWh for us with an overall efficiency above 75%, at a level similar to 2001. There were over 1,000 unit starts during the year to fulfill our system requirements, mainly during peak lopping and back up operations. See “— Electricity Business in Hong Kong — Non-CAPCO Power Purchases/Storage Facilities” above.

     Shandong Zhonghua Power Company Limited

          We own a 29.4% equity interest in Shandong Zhonghua Power Company Limited, with the remaining interest owned by Shandong Electric Power Corporation (36.6%), Shandong International Trust and Investment Corporation (14.4%) and Electricite de France International S.A. (19.6%). Shandong Zhonghua Power Company Limited was formed in 1997 to develop, own and operate four coal-fired power stations with a total generating capacity of 3,000MW in Shandong Province.

          The project consists of two operating power stations, Shiheng I (2x300MW) and Shiheng II (2x300MW), and two new power stations, Liaocheng (2x600MW) and Heze II (2x300MW). The operation of the plants is outsourced to Shandong Electric Power Corporation through an operation and offtake contract. The construction was contracted to Shandong Electric Power Corporation through a consortium formed by the four project sponsors.

          Shiheng Power Stations (Phases 1 and 2) were awarded “International First Class Power Station” by the State Power Corporation of China in 2002, one of the only two power stations in China to win such an award. The stations have also achieved the accreditation to ISO14001, ISO9001 and OHSAS18000. As part of the water resources conservation, the stations have completed a waste water-recycling scheme, which significantly reduces discharges while improving the station economics.

          As for the new stations, Unit 1 of Heze II has passed the performance test and entered into commercial operation in February 2003 while Heze II Unit 2 is undergoing performance and environmental tests. Liaocheng Unit 1 completed 168-hour reliability test and is being prepared for performance test. All construction works progressed well, meeting the quality requirements, within budget and ahead of schedule. It is expected that the remaining units will come on stream in turn in the next 18 months. Unlike Shiheng where the major equipment was locally manufactured, the two new stations use foreign equipment, reflecting the need for large boilers capable of using low volatile anthracite from the local mines.

          Electricity output from the operating power stations is sold to the Shandong power grid and amounted to 6,495GWh in 2002 (as compared to 6,346GWh in 2001), which was 4.7% higher than the annual electricity generation quantity stipulated in the power purchase agreement relating to this project.

     Huaiji Hydroelectric Power Project

          We own a 41.5% equity interest in the Huaiji hydroelectric power joint ventures which were formed in 1997 and 1998 respectively, with the remaining 8.5% owned by Sun Hung Kai China Development Fund Limited and 50.0% owned by Huaiji County Huilian Hydroelectric (Group) Co. Limited. This project is located in Huaiji County in northwestern Guangdong Province and involves building, owning and operating nine small-scale power stations with a total installed capacity of 98MW. They are cascading hydro power stations installed along two river streams. Eight of the power stations are operational and one is under construction. The power is sold to the power grids of Huaiji County and Guangdong Province. The collection of electricity charges from the offtaker continues to be slow and requires our intense monitoring.

     CLP Guohua Power Company Limited

          CLP Guohua Power Company Limited, or CLP Guohua, was established in January 2001 as an evergreen joint stock company and is 49% owned by us and 51% owned by Beijing Guohua Electric Power Corporation, or Beijing Guohua, a wholly owned subsidiary of the Shenhua Group. CLP Guohua holds interests in three coal-fired power stations, namely Beijing Yire Power Station in Beijing, Panshan Power Station in Tianjin and Sanhe Power Station in Hebei, with a combined generating capacity of 2,100MW in the Beijing-Tianjin-Tangshan area, of which it owns 1,285 equity MW. This project extends our geographical presence into the North China market.

          Beijing Yire Power Station has two 200MW coal-fired units. It is wholly owned by CLP Guohua and located in Chaoyang District to the east of Tiananmen, Beijing. The station commenced operation in 1999 and supplies heat as well as electricity to Beijing city. In view of its proximity to the heart of Beijing, efforts have been made, since its operation, to continuously enhance environmental protection to minimize the impact on the environment in Beijing. The station has one unit equipped with a flue gas desulphurisation facility, with another one on the second unit now under construction which is expected to be completed by the end of 2003.

          Sanhe Power Station has two 350MW coal-fired units and is owned by three parties with CLP Guohua holding a majority interest of 55%. The station is located in the Yanjiao Economic and Technology Development Zone of Heibei at the junction of Beijing and Tianjin. It began operation in 2000 and has been operating with high availability and reliability.

          Similar to Sanhe, Panshan Power Station is owned by three parties with CLP Guohua holding an interest of 50%. The station owns two 500MW coal-fired units and began operation in 1996. It formed part of an economic cooperation scheme between China and the former Soviet Union which supplied the major equipment, including the turbines and boilers.

          The three power stations have already been rated under South Africa’s National Occupational Safety Association, or NOSA, 5 Star Safety Management System, with Panshan and Sanhe Power Stations achieved three stars in the NOSA safety audit whilst Beijing Yire Power Station achieved two stars. They are also committed to continuous environmental improvement and have obtained full accreditation to ISO14001. As part of the water resources conservation programme, both Beijing Yire and Panshan Power Stations have separately completed a waste water-recycling scheme which significantly reduces discharges as well as improves the station economics. Panshan Power Station has also received the Chinese mainland National First Class Power Station Award.

          All three stations sell their power to the North China power grid. The total electricity sold by the three power stations in 2002 was 10,406GWh. Heat sales totaled 7.7 million gigajoules. Regular tariffs have been approved and implemented in all three power stations.

     CLP Guohua Shenmu Power Company Limited

          We acquired a 49% equity interest in CLP Guohua Shenmu Power Company Limited in November 2001, with the remaining 51% equity interest owned by Beijing Guohua. The joint venture owns and operates a coal-fired power station, namely Shenmu II Power Station, with a generating capacity of 200MW in Shaanxi Province. The power station is located in northern Shaanxi, adjacent to Inner Mongolia and is a mine-mouth power station supplying electricity to the Shaanxi power grid. It entered into commercial operation in 2000.

          Shenmu II Power Station has completed its base-line audit under the NOSA 5 Star Safety Management System with a plan to start the star grading audit in 2003. In late 2002, the station obtained ISO14001 accreditation.

          The station achieved availability of 94% in 2002. Sale of electricity was 1,298GWh for 2002 with a capacity factor over 80%. The station operated under a temporary tariff until December 2002 and has implemented regular tariff since January 2003.

     Guizhou CLP Power Company Limited

          Guizhou CLP Power Company Limited, or Guizhou CLP Power, was formed between us (70%), Guizhou Electric Power Corporation (18%) and Guizhou Infrastructure Investment Company (12%) in September 2002 for a term of 30 years. Guizhou CLP Power is to build and operate a coal-fired power station, Anshun II Power Station, with a generating capacity of 2x300MW in Guizhou. The power station will support the increasing demand for electricity in Guizhou and the provincial government’s obligation to deliver electricity to Guangdong under the West-to-East Electricity Delivery Project. This is the first power project in the Chinese mainland in which we hold a majority share. Under the joint venture agreement, however, none of the partners has unilateral control over the economic activity of Guizhou CLP Power.

          Anshun II Power Station is now under construction and its design features environmental-friendly flue gas desulphurisation facilities. Construction is progressing well ahead of schedule and the first unit has now completed its reliability test. Commercial operation is scheduled in March 2004 for Unit 1 and November 2004 for Unit 2. The overall construction contract is being undertaken by Guizhou Electric Power Corporation.

          The power station represents the expansion phase of Anshun I (also 2x300MW) and is developed as an integral part of the whole Anshun power station. Both Anshun Power Stations I and II will be operated as one power station using the existing operating crew of Anshun I Power Station. A joint operation representative committee will be set up by us and other parties to monitor the operation and maintenance activities, make decisions on major operational matters and ensure smooth coordination between the two phases and enhance performance. We will assign senior staff to the station to ensure that our rights and interests will be duly protected.

          Guizhou Electric Power Corporation will be the electricity offtaker for Anshun II Power Station, as it is currently the sole wholesale electricity offtaker of the Guizhou power grid. The power purchase agreement provides that the annual electricity offtake will be based on similar plants in Guizhou Province and that the annual electricity tariff should not be lower than the previous year’s tariff for similar plants in Guizhou Province.

Competitive Environment and Regulatory Issues

          The economy and the electricity market in the Chinese mainland grew strongly during 2002. Electricity demand increased by 10.5% in 2002 and demand growth is expected to continue in the coming years.

          A structural reform is being implemented in the Chinese mainland power industry, involving corporatisation by separating government functions from business activities, separation of grid assets from generation assets and break-up of the State Power Corporation to form five national generating companies and two grid companies and eventual deregulation. As part of the power sector reform, the State Council of China has also approved the establishment of a power industry regulatory body, the China Electricity Regulatory Commission, or CERC. While full details of the functions and institutional structure of CERC have yet to be released, the establishment of CERC signifies government’s efforts to better regulate the power industry following the break-up of the State Power Corporation.

          The power sector reform in the Chinese mainland has created increased risks and uncertainties for private investors in China. The break-up of the State Power Corporation will lead to increasing competition between the newly created five national generating companies and other independent power producers such as us. There has also been considerable downward pressure on electricity tariffs paid to generating companies, and it is likely that some form of more transparent pricing will gradually replace the current tariff setting mechanism. The regulatory environment in the Chinese mainland will gradually become more open and transparent to create a level playing field for all market participants, both local and foreign. We will closely monitor the progress of the reform and the changing market conditions in the Chinese mainland.

Electricity Business in Other Asia-Pacific Countries

CLP Power International

          CLP Power International Limited, another wholly owned subsidiary, is our development and investment arm for the Asia-Pacific region outside Hong Kong and the Chinese mainland. We have established a significant presence in the private sector power industry in a number of countries in the Asia-Pacific region, notably Australia, India, Taiwan and Thailand. After the completion of acquiring Powergen UK plc’s, or Powergen’s, remaining interest in Gujarat Paguthan Energy Corporation Private Limited in June 2003, we now own operational assets of 3,073 equity MW in the Asia-Pacific region outside Hong Kong and the Chinese mainland.

          We aim to become the leading international private sector power company in the Asia-Pacific region. This will be done through (i) developing effective investment partnerships and establishing a meaningful presence in each of our target markets; and (ii) building a balanced portfolio across our selected Asia-Pacific countries, with a suitable mix of plant and fuels and a combination of operating assets, projects under construction and a pipeline of development projects.

Investments in the Asia-Pacific Region outside Hong Kong and the Chinese Mainland

          We have substantially boosted our asset portfolio in the Asia-Pacific region outside Hong Kong and the Chinese mainland through the acquisitions of Powergen’s electricity generating assets and development projects since late 2000. The acquisitions have helped us gain a foothold in the Australian power market and have substantially strengthened our position in India. We now have interests in power assets in Australia, India, Taiwan, Thailand and Malaysia as well as a development project in Thailand.

     Yallourn Energy Pty Limited, Australia

          As at December 31, 2002, we held an 80% interest in two joint venture companies, CLP Power (Yallourn) Sdn Bhd (formerly known as CLP Powergen Sdn Bhd) and CLP Power (Yallourn) Funding Limited (formerly known as CLP Powergen Funding Limited), with the remaining 20% held by Powergen. In February 2001, these joint venture companies completed the acquisition of a 92% interest in Yallourn Energy Pty Limited, or Yallourn Energy, which owns and operates a 1,450MW coal-fired plant and dedicated coal mine in Victoria, Australia. AusPower Holdings Pty Limited, or AusPower, is the immediate holding company of Yallourn Energy. In April 2003, we completed the acquisition of Powergen’s remaining 20% interest in the two joint venture companies, and we now own an effective equity interest of 92% in Yallourn Energy.

          Yallourn Energy has four generating units. The first two units, each rated at 350MW, commenced operation in 1974 and 1975 whilst the second two units, each rated at 375MW, commenced operation in 1981 and 1982. The captive brown coal mine is within the Yallourn Energy site and with operations integrated with the power station. In 2002, Yallourn Energy completed the process of contracting out its mine operations and maintenance activities, which has been a strategic objective aimed at improving the performance of the asset. At the same time, considerable progress was made in the introduction of new mining technology and in the plans to extend the life of the mine. The original control and instrumentation equipment of the power plant is also being replaced and upgraded. Yallourn Energy is a low cost power producer within the National Electricity Market, or NEM, of Australia.

          Yallourn Energy operates as a merchant plant in the NEM and bids its output into the pool. It negotiates a range of hedging contracts with various counterparties in order to provide volume and price stability such that around 85% to 90% of its expected generation output is protected against pool volatility. The following four market channels reflect its hedged position and the residual pool exposure:

•	relationship contracts with electricity retailers, whereby there is a shared risk and benefit of end market pricing but full cost recovery;

•	direct retail sales through AusPower by way of contracts of typically 2 to 5-year duration with relatively large customers, and at a price that reflects the wholesale market together with a cost margin and risk premium;

•	wholesale market, being a combination of traditional hedges and a small volume of trading; and

•	direct exposure to the pool to provide potential upside during price peaks, reducing the cost of availability risk management and as an additional source of market intelligence.

          In 2002, a number of initiatives (including clearer divisions between front, middle and back offices; enhanced reporting; clear trading rules; and active compliance monitoring) were implemented to strengthen the risk management function for trading and marketing.

          Annual load in the NEM is forecasted to increase by approximately 2% each year between 2003 and 2007 with maximum demand forecast to increase by approximately 3%. However, we forecast that prices will continue to soften due to an oversupply in Victoria and South Australia, an excess of new generation in Queensland and additional volumes available between regions through interconnection projects.

          Yallourn Energy is exposed to risks associated with the industrial relations situation prevailing in Australia. In December 2001, there was a strike in Yallourn Energy, which led to a shut down of the power station. However, the strike was over before the end of December 2001. All Yallourn Energy employees are now covered either by an MX award determined by the Australian Industrial Relations Commission which will expire in 2004 or by personal contracts of employment. Management at Yallourn Energy is currently focused on delivering a cultural change programme aimed at creating an alignment of interest between Yallourn Energy and its employees.

          Management at Yallourn Energy is also committed to the highest standards of safety and environmental protection and the Board of AusPower has established a sub-committee to supervise these activities. Yallourn Energy’s key achievements include National Safety Council Australia five-star recognition; periods of over one year with no lost time injuries; Royal Society for Prevention of Accidents Gold Awards; Computational Solutions Incorporated Reliability Based Maintenance (USA) excellence award; and ISO14001 accreditation.

     Gujarat Paguthan Energy Corporation Private Limited, India

          On February 20, 2002, we acquired an 80% interest in a newly formed joint venture company (with the remaining 20% held by Powergen) which as at December 31, 2002 held a 100% equity interest in Gujarat Paguthan Energy Corporation Private Limited, or GPEC. GPEC owns a 655MW combined cycle power station in Gujarat, India. The plant was commissioned in open cycle in October 1997 and combined cycle in December 1998. It is dual-fuel fired using natural gas or naphtha. In June 2003, we acquired Powergen’s remaining interest in the joint venture company. As a result, we currently own an effective interest of 100% in GPEC.

          Operation of this power station was restricted for some time in 2002 due to a shortfall in the supply of natural gas. Naphtha was available but the cost was significantly higher than for operation on gas. GPEC did, however, secure a new gas supply, which has enabled the plant to operate efficiently to meet the Gujarat system requirements.

          GPEC entered into a 20-year power purchase agreement with the state-owned Gujarat Electricity Board, or GEB, to sell all of its output to GEB commencing 1998. The power purchase agreement between GPEC and GEB enables GPEC to recover its fixed costs and profit irrespective of the availability of fuel and the level of dispatch from GEB. Despite this arrangement, GPEC aims to deliver electricity to GEB at a reasonable price through maximum usage of natural gas and reductions in pass-through costs. The sales in 2002 decreased as compared to 2001 as only naphtha was available for most of the time which made our electricity very expensive and the plant had run only when required.

          Our challenge in GPEC is to manage receivables. GEB continues to have difficulty in making timely payment to GPEC for electricity and has disputed a portion of these payments. GPEC has obtained payment for some of its receivables from GEB through bill discounting with recourse and there is no recourse to us beyond GPEC from these arrangements. Nevertheless, the position on overdue and disputed receivables remains a concern and is being actively pursued with GEB.

          GPEC has achieved an exceptionally high standard of safety and environmental protection. It was awarded the Royal Society for the Prevention of Accidents Gold Awards for safety each year from 2000 to 2002. It has also maintained a zero incident frequency rate for more than 1,500 days and has established a benchmark for safety management in the power generation sector in India. On environmental management, GPEC has been accredited ISO14001 certification for the past several years.

     Ho-Ping Power Company and Ho-Ping Power Services Corporation, Taiwan

          Ho-Ping Power Company, or Ho-Ping, and Ho-Ping Power Services Corporation are two joint venture companies formed between us (40%) and Taiwan Cement Corporation (60%). Ho-Ping, formed in 1997, has constructed and owns a 1,320MW coal-fired power station and an associated 53km of 345kV transmission line at Ho-Ping City in eastern Taiwan. Ho-Ping Power Services Corporation was established in 2000 to manage the operations and maintenance of the two units under a contract with Ho-Ping.

          Ho-Ping achieved commercial operation of the power station on schedule and within budget, with Unit 1 and Unit 2 commencing operation in June and September 2002 respectively. Coal is procured internationally from Australia, Indonesia, South Africa and China, largely through long-term coal supply contracts. The station has established a Safety, Health and Environmental Protection Committee comprising management and staff representatives at various levels to devise and implement the various initiatives in relation to safety, health and environment. The plant has been tested to comply with the emission limits. The reliability of the monitoring equipment needs to be improved but there is presently no major problem with controlling the plant emissions.

          Ho-Ping sells all output to Taiwan Power Company, or Taipower, the government-owned utility of Taiwan, under a 25-year power purchase agreement commencing in 2002. The power purchase agreement enables Ho-Ping to recover its fixed costs and generate profits if it achieves a certain availability level during periods defined as guaranteed days and guaranteed hours. For periods not within those guaranteed days and hours, Ho-Ping may be dispatched by Taipower, but no penalty will be imposed by Taipower if Ho-Ping cannot provide power at these times.

          Our key objectives of investing in Ho-Ping are to maximize the long-term profit of Ho-Ping and to achieve this in full compliance with environmental and safety requirements. As the two units in Ho-Ping have recently been commissioned, the main thrust of management effort will be directed towards risk mitigation, rectification of outstanding technical problems and continuous training and retention of operation and maintenance staff. With our extensive experience in constructing and operating power plants, we have seconded our staff to key positions in Ho-Ping and provided a range of supports in areas including asset management, engineering and commercial operations.

     Electricity Generating Public Company Limited, Thailand

          Electricity Generating Public Company Limited, or EGCO, is incorporated and listed in Thailand. It is 22.4% owned by us and 25.4% owned by the Electricity Generating Authority of Thailand, or EGAT. Its principal activity is the generation of electricity for supply to EGAT under 20-year power purchase agreements commencing in 1994 and 1996 respectively. EGCO owns and operates two natural gas-fired power stations with a total generating capacity of 2,056MW in Thailand. It has also invested in a number of small power projects in Thailand and the Philippines, totaling 151 equity MW.

          In 2000, we reviewed the carrying value of our investment in EGCO. The review focused on the investment fundamentals and took into consideration a change in government policy on the privatization of the assets of EGAT as well as slower growth of electricity demand in Thailand. In reflecting the fair value of the investment, we wrote off HK$900 million of the unamortized goodwill in 2000 as an impairment loss. In 2002, we reviewed the carrying value of EGCO again and, based on value in use, we concluded that no additional impairment is required for this investment.

          The performance of this investment remains unsatisfactory, as we believe EGCO’s share price remains below its fair value. Our four nominees on the EGCO’s 13-member Board continue to make an active contribution to the strategic direction of EGCO’s affairs, with a view to enhancing EGCO’s performance and return to shareholders.

     BLCP Power Limited, Thailand

          As at December 31, 2002, we held an 80% interest in CLP Power (BLCP) Limited (formerly known as CLP Powergen Southeast Asia Limited), with the remaining 20% owned by Powergen. CLP Power (BLCP) Limited acquired a 50% interest in BLCP Power Limited, or BLCP, in Thailand in December 2001. BLCP is the developer of a 1,434MW (2x717MW) coal-fired power project at Map Ta Phut, Thailand. The project is under development and its financing arrangement is expected to be finalized in the second half of 2003. Upon commencement of commercial operation of the two units which is expected to occur in 2006 and 2007 respectively, all power generated is to be supplied to EGAT under a 25-year power purchase agreement.

          In January 2003, we acquired Powergen’s remaining interest in the joint venture company, resulting in owning a total interest of 50% in BLCP, which is being developed in partnership with Banpu Coal Power Limited.

     YTL Power International Berhad, Malaysia

          We have a 5% interest in YTL Power International Berhad, or YTL Power, a listed company in Malaysia. YTL Power’s principal activity is the generation of electricity for supply to Tenaga Nasional Berhad, the government-owned utility of Malaysia, under a 21-year power purchase agreement commencing in 1994. YTL Power owns and operates two gas-fired combined cycle power stations with a total generating capacity of 1,212MW in Malaysia.

          When we made our investment in YTL Power in 1999, we expected to participate in the anticipated privatization or opening up of the electricity generating market in Malaysia in the future. The 3-year period during which we have agreed not to sell our shareholding in YTL Power expired in 2002. In the absence of any movement towards privatization of the Malaysian power industry, we are reviewing the strategic rationale of our shareholding in YTL Power.

Electricity-Related Activities in Hong Kong and the Chinese Mainland

          We explore opportunities in Hong Kong and the Chinese mainland to develop electricity-related activities by making use of our existing assets and expertise. These activities are carried out on a limited and selected basis as our overriding focus is on our electricity businesses.

Property Development

          Our non-Scheme of Control property development is managed by our wholly owned subsidiary, CLP Properties Limited, or CLP Property. The objective of CLP Property is to redevelop sites in Hong Kong which are no longer required for electricity purposes. We do not acquire land and buildings for redevelopment.

          Our major property project is the residential redevelopment of a former power station at Hok Un, now named Laguna Verde. This 50/50 joint venture project, led by CLP Property and a wholly owned subsidiary of Cheung Kong (Holdings) Limited, comprises 4,735 flats, 1,692 parking spaces and 270,000 sq. ft. of commercial space. Over 90% of the residential units in the redevelopment had been sold by December 2002.

          In addition, we sold a former staff quarters site in Ho Man Tin Hill to a property developer for HK$410 million (US$53 million) in 2002. We also received approval from the Government of Hong Kong to redevelop our Head Office site at Argyle Street but there is no immediate plan for redevelopment.

Public Lighting and Engineering Services

          Through our wholly owned subsidiary, CLP Engineering Limited, we offer contracting and consultancy services in power engineering, telecommunications, building services, energy services, road lighting and facility management for customers in Hong Kong and the neighboring areas.

          We have built a strong presence in transmission and distribution projects and are considered as a reliable, high quality and competitive contractor with capability in the full range of substation and cable projects including design, supply, installation, refurbishment and maintenance services. Contracting services to major developers and government departments such as Water Supplies Department and Electrical and Mechanical Services Department will also be explored. A four-year Management, Operation and Maintenance Contract for the design, supply, installation, maintenance and operation of the public lighting system in Kowloon and the New Territories East has been secured, commencing from October 2002. This will position us to take a more active part in private road lighting. With the award of a three-year maintenance contract of electrical services in buildings from Hong Kong Airport Authority, we made a good start in facility management.

          The economic fundamentals in Hong Kong remain weak and competition in the contracting business is expected to be high. We are developing more consultancy business and exploring businesses with new technology that can give us a better edge and higher profit margins.

Telecommunications

          CLP Telecommunications Limited, our wholly owned subsidiary, launched a new retail brand “Oxygen” in 2001 and started the marketing of narrowband and broadband Internet access services. In June 2001, we were awarded an External Fixed Telecommunications Network Services Licence, referred to as “ChinaLink”, by the Government of Hong Kong, which allows us to offer highly secure network service between Hong Kong and the Chinese mainland.

          In 2001, we faced extremely challenging market conditions including heavy competition and declining margins in the telecommunications industry in Hong Kong. Year 2002 has also been another difficult year for telecommunications business. Following a strategic review of our business model, in light of competitive market conditions, we partnered with Cheung Kong Enterprises Limited to launch a new broadband service using powerline carrier technology in 2002. Our retail telecommunications operations carried on under the “Oxygen” brand were transferred into this new joint venture, PowerCom Network Hong Kong Limited, in which we own a 19% interest.

          The “ChinaLink” cross-border network services business has been growing steadily after market consolidation and recovery in 2002. We expect to work with strategic partners in Hong Kong and the Chinese mainland to provide quality and competitive network services to the service provider and corporate markets.

Information Technology

          In 2001, we, through CLP Enterprises Limited, our wholly owned subsidiary, acquired a 27.3% interest in Precision Marketing Inc., or PMI, a market research company which provides us with access to database management skills and technology. In 2002, we increased our shareholding in PMI to 40% at a nominal price with the purpose of tightening the control over the use of our invested funds. Our investment objective in PMI is currently under review.

          In early January 2002, we set up CLP IT Solutions Limited and its two subsidiaries (namely DataMetro Limited and CLP DataStorage Limited) under CLP Enterprises Limited to explore information technology, or IT, services business opportunities in Hong Kong and the Chinese mainland, by using our IT expertise. DataMetro Limited was formed with a focus on IT operations and management services which make use of our accumulated expertise in SAP Enterprises Resources Planning Application support. CLP DataStorage Limited, through partnership with a Taiwanese company named StorageBank Inc., was formed to focus on data storage and disaster recovery services.

          We made a minor strategic investment of a 5.23% interest in DataSys Technology Holdings Limited, a Chinese mainland IT company listed on the Growth Enterprises Market of the Stock Exchange of Hong Kong, in June 2002 as a means of expanding services in the Chinese mainland over the longer term.

Research and Development

          The primary efforts of our research and development activities, which are led by our wholly owned subsidiary CLP Research Institute Limited, centered on three topics: (a) environmental policy, (b) sustainable development and (c) renewable energy.

          In 2002, we reviewed and reported on international environmental practices in the electric power sector, and engaged staff throughout the CLP Group in discussion and analysis of the essential elements of our environmental policy.

          Sustainable development has become a prominent theme in government, academic, and business communities, notably in the electric power sector and in the communities served by us. We sponsored stakeholder engagement in the community and other forms of outreach to academic, business, and professional audiences, on the topic of sustainable development. Our efforts were aimed at developing an understanding of how we can contribute to sustainability, providing economic value, supporting social development, and practicing environmental stewardship throughout our business activities.

          We have also conducted studies on the applications of renewable energy for electric power generation in Hong Kong. In 2002, we studied the performance of the hybrid renewable energy system on the island of Shek Kwu Chau. Progress was also made towards the side-by-side comparison study of the performance of different photovoltaic panels at the Ma Wan School, jointly sponsored by us and the Hong Kong Innovation and Technology Fund.

C. Organizational Structure

          Please see “— A. History and Development of the Company” above for our corporate structure immediately before and after our corporate restructuring in 1998. The table below sets forth for each of our principal subsidiaries, the name, year and country of incorporation and our percentage holding and principal activities as of December 31, 2002.

		Place of	Our
	Year of	Incorporation /	Percentage
	Incorporation	Operation	Holding	Principal Activities

CLP Power Hong Kong Limited	1918	Hong Kong	100%	Generation and supply of electricity

Hong Kong Nuclear Investment Company Limited	1983	Hong Kong / Chinese mainland	100%	Power project investment holding

CLP Engineering Limited	1985	Hong Kong	100%	Engineering services

CLP Power China Limited	1998	British Virgin Islands / Chinese mainland	100%	Power projects investment holding

CLP Power International Limited	1996	British Virgin Islands / International	100%	Power projects investment holding

CLP Properties Limited	1989	Hong Kong	100%	Property investment holding

CLP Telecommunications Limited	1994	Hong Kong	100%	Telecommunications business

CLP Enterprises Limited	2000	British Virgin Islands / Hong Kong and Chinese mainland	100%	Energy-related investment holding

CLP Research Institute Limited	2000	British Virgin Islands / Hong Kong	100%	Research and development

D. Property, Plant and Equipment

          Our fixed assets consist mainly of CLP Power’s transmission and distribution equipment and facilities in Hong Kong. As discussed in “— B. Business Overview — Electricity Business in Hong Kong — Relationship with CAPCO” above, we do not directly own generation facilities. As of December 31, 2002, the net book value of our fixed assets was HK$36,550 million (US$4,687 million) of which HK$29,990 million (US$3,846 million) represented plant, machinery and equipment and HK$6,560 million (US$841 million) represented land and buildings. We invested HK$4,935 million (US$633 million) in fixed assets in 2002, of which HK$4,923 million (US$631 million) was invested by CLP Power for the Scheme of Control business.

          Land is held under lease from the Government of Hong Kong and many of our land leases are either long-term or containing an automatic right to renew for a specified fixed term. As at December 31, 2002, the aggregate net book value of our leased land held in Hong Kong was HK$2,157 million (US$277 million), of which HK$176 million (US$22 million) represented land with an unexpired lease period of over 50 years, HK$1,979 million (US$254 million) expiring between 10 and 50 years and HK$2 million (US$0.3 million) expiring in less than 10 years.

          Our investments, principally the electricity business in the Chinese mainland and other Asia-Pacific countries as well as in CAPCO, are accounted for as our interests in the jointly-controlled entities, associated companies, investment securities and other investments in 2002. As of December 31, 2002, these interests amounted to HK$21,261 million (US$2,727 million), of which HK$19,965 million (US$2,560 million) was in the electricity business. Geographically, our interests in the affiliates engaging in the electricity business included HK$8,528 million (US$1,094 million) in the Asia-Pacific region excluding Hong Kong and the Chinese mainland, HK$6,328 million (US$811 million) in the Chinese mainland and HK$5,109 million (US$655 million) in Hong Kong.

Capital Investment Programme

Scheme of Control Business

          Our current financial plan, under the Scheme of Control, was approved by the Hong Kong Executive Council in May 2000. The plan covers the period from October 1999 to December 2004 and includes, among other matters, estimated operating and capital expenditures, projected level of Development Fund and projected basic tariff rates. The projected capital expenditure of HK$30 billion is mainly required for improving reliability and quality of supply to customers through prudent investments in transmission and distribution facilities and generating assets.

          In 2002, we invested HK$4,923 million (US$631 million) in fixed assets, compared to HK$4,580 million in 2001. Capital expenditure incurred by CAPCO was HK$938 million (US$120 million) in 2002, compared to HK$592 million in 2001. A total of HK$5,861 million (US$751 million) capital expenditure was made by us and CAPCO combined in 2002.

          We reached an agreement with the Government of Hong Kong in December 1999 to defer the installation and commissioning of Units 7 and 8 of the Black Point Power Station by five years, and hence the commissioning dates for those units are expected to be 2005 and 2006 respectively. Following the agreement to defer Units 7 and 8 of the Black Point Power Station, we and CAPCO agreed to forgo the permitted return on the outstanding deferral premium of HK$803 million arising from the delayed commissioning of the units. The deferral premium is a contractual obligation that corresponds to additional costs incurred by the vendors for delayed delivery of the two generator units. We and the Government of Hong Kong agreed that we set aside a total of HK$803 million from the Development Fund to a special provision account to pay for the outstanding deferral premium.

          With the slowdown in growth in overall electricity demand and the adequate level of our existing generating capacity, the emphasis of our current financial plan is on investments in transmission and distribution systems, which are forecasted to constitute 70% of our capital expenditure through 2004. The purpose of these investments is to address the demand created by new towns, rail and infrastructure development projects in our supply area, as well as to upgrade our existing network to further enhance supply quality and reliability. Major projects currently under implementation include 132kV supply network reinforcement to Tseung Kwan O, Sai Kung, Yuen Long and Tin Shui Wai areas, substation reinforcement to Sham Shui Po, Kwun Tong and Tsuen Wan areas, and five infeed substations to the railway systems. In addition, two 400kV cable circuits are planned for 2004 to reinforce the 400kV system. Also, design and engineering activities are underway regarding approximately 60 transmission development projects due for commissioning over the next several years.

Non-Scheme of Control Business

          We made a number of acquisitions in 2002, including (a) an 80% interest in GPEC for a total consideration of HK$2,249 million (US$288 million); (b) a 70% interest in Guizhou CLP Power with an initial capital contribution of HK$145 million (US$19 million) and (c) a 19% interest in PowerCom Hong Kong Limited for a cash consideration of HK$100 million (US$13 million) and an injection of assets with a net book value of HK$57 million (US$7 million). In 2002, we also paid our final capital contribution of HK$136 million (US$17 million) to Ho-Ping and made net shareholders’ advances of HK$588 million (US$75 million) to CAPCO.

          In respect of our investment in Guizhou CLP Power, we are required to contribute share capital of approximately HK$414 million. The remainder of the share capital of HK$269 million will be paid by installments up to March 2004.

          Under a Sales and Purchase Agreement executed in November 2002, we are committed to pay a total consideration of HK$897 million to acquire from Powergen’s remaining interests in GPEC, Yallourn Energy and BLCP. The acquisitions were completed by June 2003.

          The pursuit of investment opportunities in the non-Scheme of Control business will depend on those opportunities which meet our investment criteria. We finance those opportunities by using our internal resources and/or additional borrowings.

Environmental Matters

          Our operations are subject to a number of laws and regulations relating to environmental protection and safety. We believe both CLP Power and CAPCO maintain full compliance with environmental licence requirements in all material respects. Our major operating business groups, including generation, power systems and marketing and customer services, continue to be accredited with ISO14001 certification. In addition, the fuel diversification strategy featured by the use of a natural gas combined cycle generation and the purchase of nuclear electricity has resulted in significant reductions in air emissions over the past decade.

          Furthermore, we have introduced a new “green” substation design and environmentally friendly cable laying technology in our network development projects in Hong Kong and have also adopted a new approach on managing vegetation in the vicinity of our power system grid to enhance safety, system reliability and environmental friendliness.

          To align with international best practices, many of our joint venture power stations were accredited ISO14001 certification. Operating units, such as Yallourn Energy in Australia and GPEC in India, have been accredited ISO14001 certification for some years. The newly ISO14001 accredited power stations include Shiheng Power Stations I and II, Beijing Yire Power Station, Sanhe Power Station, Panshan Power Station and Shenmu II Power Station in the Chinese mainland.

          New initiatives launched by our joint venture companies outside Hong Kong to minimize emissions included installation at Ho-Ping Power Station in Taiwan of flue gas desulphurisation and selective catalytic reduction at the two generating units, and successful commissioning at Beijing Yire Power Station in the Chinese mainland of a flue gas desulphurisation plant on one of its generating units, with a sulphur dioxide removal efficiency of over 90%.

Insurance

          We maintain property and casualty insurance against risks of our business to the extent we consider appropriate. Our Insurance and Claims Branch, which arranges insurance for our business in Hong Kong, assesses prudent levels of risk retention in consultation with professional external insurance advisors. Insurance coverage for risk above our retention level is obtained in the market.

          In respect of our investments outside Hong Kong, suitable insurance coverage is in place to ensure risks are appropriately transferred. Typical coverage include property all risks, machinery breakdown, and/or business interruption for operating assets and construction all risks for plants under construction.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

          Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared according to Hong Kong GAAP, modified as necessary to comply with the terms of the Scheme of Control, which differs from U.S. GAAP in certain material respects. You should read the following discussion of our financial condition and results of operations together with the financial statements and the notes to these statements included in “Item 17. Financial Statements” in this annual report, especially Note 35 for a discussion of the material differences between Hong Kong GAAP and U.S. GAAP.

          References to us in this section for the relevant periods, unless the context otherwise requires, are to us and our consolidated subsidiaries, together with our share of the results of jointly controlled entities and associated companies.

Overview

          We derived approximately 82% of our net earnings in 2002 from our Scheme of Control business. Excluding the property redevelopment profit and disposal gain and unallocated expenses, our operating earnings were 86.7% contributed by the Scheme of Control business and 13.3% by the non-Scheme of Control business, as compared to 92.2% by the Scheme of Control business and 7.8% by the non-Scheme of Control business in 2001.

Electricity Business in Hong Kong

          Our major source of revenue is from CLP Power’s Scheme of Control business in Hong Kong. Therefore, our financial condition and results of operations are, in general, affected by the economic activities and the regulatory environment in Hong Kong. Among our end user sectors with respect to our Scheme of Control business, the infrastructure and public services (formerly referred to as government and others) sectors recorded the largest growth in recent years. Specific customer groups within these sectors contributing significant growth are railway and underground networks, sewage facilities, institutions, telecommunications and other public facilities. In the near future, we expect that the demand of these sectors including infrastructure projects supported by the Government of Hong Kong will remain steady. Increase of consumption in the residential and commercial sectors was moderate in 2002, and is expected to remain moderate in the future. In the short term, consumption of the commercial sector is expected to be negatively affected by the outbreak of SARS. In the longer term when the effect of the outbreak of SARS subsides, consumption in the commercial sector is expected to benefit from further development of the tourist industry. For the manufacturing sector, we expect its demand for electricity to continue to decrease due to Hong Kong’s transformation into a services-oriented economy. However, we expect the recently announced Closer Economic Partnership Arrangement, or CEPA, between Hong Kong and the Chinese mainland, when implemented, will generate economic benefits to Hong Kong in the future. Growth of electricity sales in Hong Kong in kilowatt hours has averaged 3.9% over the last ten years.

          The local economic recovery has been slow since the Asian financial crisis in 1997. Despite a rebound in re-exports, sustainability of the growth is threatened by uncertainties due to the September 11 terrorist attack in the United States, the ensuing military actions taken by the United States in Afghanistan and the war between the United States and its allies and Iraq. Domestically, a large fiscal deficit, prolonged deflation and sluggish property market continued to have considerable impact on consumer and corporate spending. Aggravated by the impact of the outbreak of SARS, the economic recovery is expected to be slow during the remainder of 2003. In the medium term, the Hong Kong economy is expected to benefit from the development of local infrastructure projects, cross-border activities, expansion of logistics services and upturn of the tourist industry. A new Disney Theme Park is expected to be completed and in operation in Hong Kong around 2005/2006.

          In light of the economic conditions in Hong Kong, we have announced to further freeze our tariff levels in 2003. In effect, our basic tariff rates remain at the 1998 levels. In addition, we have offered various rebates to our customers during the period from 1999 to 2003.

          The current Scheme of Control Agreement will expire in 2008. It provides for an interim review in 2003 when modifications to any part of the Agreement may be requested by us and the Government of Hong Kong but with changes only to be made upon mutual consent from all parties concerned. However, since the Agreement was reviewed in 1998 and will expire in five years’ time, we do not expect that the 2003 interim review will entail major modifications to the Agreement as it currently stands. Discussions with the Government of Hong Kong on any revision and extension of the Scheme of Control beyond 2008 will therefore be of more fundamental importance. The Government of Hong Kong has indicated that it will conduct a review of the electricity market with a view of drawing up a broad framework for the development of the electricity supply sector to succeed the current Scheme of Control Agreement. For this, we have been devoting considerable management resources to a thorough understanding of the implications of different regulatory systems for our Hong Kong electricity business. We will contribute our knowledge and expertise to the discussion of the future of our industry and expect that the legitimate interests of the CLP Group, our shareholders, our employees and the community we serve will be given balanced consideration.

          We expect that the provision of electricity in Hong Kong will remain as our core business in the foreseeable future. Effective management of the regulatory issues is essential to our continued success and we will continue to maintain our efforts in enhancing the quality of this business, in terms of tariff management, productivity and efficiency gains, reliability and customer service.

Electricity Businesses in the Chinese Mainland and Other Asia-Pacific Countries

          The increasing maturity of our Hong Kong electricity business, evidenced by the slowdown of the growth in electricity demand in recent years coupled with a degree of regulatory uncertainties post-2008, has led us to diversify our activities. We are doing so through the application of our skills and competencies to investments and projects in the electricity sector in the Chinese mainland and other Asia-Pacific countries. While we are encouraged by the strong growth recorded for our overseas power project investments in 2002, it should be noted that the risk/reward profile of these investments is more volatile than that of the Scheme of Control business.

          Economic growth and electricity demand remain strong in the Chinese mainland. However, the recent power sector reform in the Chinese mainland has created increased risks and uncertainties for private investors in China. Our focus in 2002 was therefore on the management of our existing joint ventures and the completion of the Guizhou Anshun II project in the western China. We will remain extremely selective in our choice of new investments in the Chinese mainland. In the short to medium term, we are prepared to slow the pace of investments. Over a longer period, we expect that the market will become clearer and more settled, and it will be possible to assess with greater confidence the long-term value of assets in relation to their prices in the market.

          Our portfolio of electricity assets in the Asia-Pacific region outside Hong Kong and the Chinese mainland grew significantly in the past two years and we now have a significant presence in Australia, India, Taiwan and Thailand. This early-stage development must now be translated into building sustainable businesses in our selected markets and improving investment returns to meet our expectations and those of our shareholders. For this reason, we will concentrate on improving the quality and returns of our existing businesses, if necessary, by additional incremental investment or joint ventures, rather than on new investments which are not complementary to our existing interests or in countries where we are not yet present. The challenges to electricity business in the Asia-Pacific region outside Hong Kong and the Chinese mainland come largely from political, economic and regulatory uncertainty, much of which occurs, and must be managed and assessed on a country-by-country basis.

Electricity-Related Activities in Hong Kong and the Chinese Mainland

          Our skills, experience and competencies are those of an electric utility. Though we are alert for opportunities to leverage off our existing business, we recognize that these are likely to be closely related to our primary function as an electric service provider. For this reason, combined with the extremely competitive market conditions, we substantially reduced our involvement in the Hong Kong telecommunications business by withdrawal from the retail telecommunications business in 2002. Our involvement in the telecommunications business has not been a successful one and the experience gained has reinforced the wisdom of staying close to what we know best. Nonetheless, as the revenues from the Hok Un redevelopment and the sale of a former staff quarters site have illustrated, selective exploitation of our assets for non-electricity purposes can generate significant earnings for our shareholders. We expect to continue to explore opportunities in Hong Kong and the Chinese mainland to develop electricity-related activities by making use of our existing assets and skills but opportunities identified will be carried out on a limited and selected basis.

Share Premium Reduction and Share Repurchases

          Following the approval by shareholders at the Extraordinary General Meeting in April 2002 and confirmation from the High Court of Hong Kong in June 2002, we undertook a restructuring of our balance sheet and transferred HK$10,117 million (US$1,297 million) from our share premium account to our retained profits. We do not have immediate plans to use this increased distributable reserve. The share premium reduction will, however, provide greater flexibility for us in terms of our dividend or share repurchase policies.

          We have undertaken share repurchases to optimize our capital structure and enhance earnings per share. In 2002, we repurchased a total of 13,240,500 shares at an aggregate price of HK$396 million (US$51 million), as compared to 75,986,000 shares we repurchased at an aggregate price of HK$2,273 million in 2001. All the shares we repurchased have been cancelled in accordance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong.

Critical Accounting Policies

          Our financial statements have been prepared in conformity with Hong Kong GAAP, modified as necessary to comply with the terms of the Scheme of Control. The financial statements also include a reconciliation to U.S. GAAP. In preparing these financial statements, management exercises judgment in the selection and application of accounting principles, including making estimates and assumptions. Critical accounting policies include those policies that could result in materially different financial statement results if our assumptions regarding application of accounting principles were different. The following is a summary of critical accounting policies that are impacted by judgments and uncertainties and for which different amounts may be reported under a different set of conditions or using different assumptions.

Accounting under the Scheme of Control

          The financial operations of CLP Power and its jointly controlled generating company, CAPCO, are governed by the Scheme of Control. Under the Scheme of Control, CLP Power is allowed to charge tariffs designed to recover the operating costs (including tax) and allowed net return of CLP Power and CAPCO. The allowed net return is derived by subtracting from the permitted return (i) an interest up to a maximum of 8% per annum on borrowings to finance fixed assets; (ii) a charge of 8% per annum on the sum of the average balances of the Development Fund and the special provision account; (iii) an excess capacity adjustment of 13.5% on the average excess capacity expenditure less an allowed interest charge of up to 8% per annum on the average excess capacity expenditure after the Black Point Units 7 and 8 are commissioned; and (iv) an interest up to a maximum of 8% per annum on the increase in average balance of the customers’ deposits in excess of the balance at September 30, 1998. The annual permitted return is determined as 13.5% of the average net fixed assets of CLP Power and CAPCO relating to the electricity business plus a further 1.5% on the average net fixed assets financed by shareholders’ investments and acquired after September 30, 1978. Any difference between the permitted return and the profit for Scheme of Control operations is transferred to or from the Development Fund. The Development Fund represents a liability in the accounts of CLP Power. The allowed net return so derived is to be divided in accordance with the provisions of the agreements between CLP Power and CAPCO. See “Item 17. Financial Statements — Scheme of Control Statement”.

          As of December 31, 2002, CLP Power and CAPCO together had a carrying value of net fixed assets of HK$63,115 million (US$8,093 million) which comprised primarily the generation facilities and transmission and distribution systems. This carrying amount reflects the application of our fixed assets accounting policy which complies with Hong Kong GAAP and U.S. GAAP. Depreciation is based on the rates authorized under the Scheme of Control.

          The Scheme of Control stipulates the methodology in calculating the return of our electricity business in Hong Kong and its current term will expire on September 30, 2008. Any modifications to the existing Scheme of Control following its expiry in 2008 may have an effect on our financial performance as it may affect the way we calculate our earnings from this business.

Turnover and Trade Receivables

          Our turnover primarily consists of sales of electricity by CLP Power which is recognized based on actual and accrued consumption derived from meter readings during the period. Residential customers are billed on a bi-monthly basis and their unbilled consumption accrued is estimated by taking into account the past trend of consumption.

          Our credit policy in respect of electricity sales in Hong Kong is to allow customers to settle their electricity bills within 13 to 15 working days after issue. Our customers’ receivable balances are generally secured by cash deposits or bank guarantees. We continually assess the collectibility of our receivables and in the event we believe a receivable to be uncollectible, we write it off as bad debt. Changes in the assumptions on the collectibility of our receivables would change the amount of bad debts written-off. In 2002, the amount of bad debts written-off was HK$5 million (US$0.6 million).

          We use the equity method to recognize our pro rata share of the net income or loss of our unconsolidated investments. Accordingly, revenues from our joint ventures or associated companies are not consolidated in our turnover. We nevertheless review the collectibility of receivables of these business ventures and, in 2002, our management considered that it was prudent to make additional provisions against our share of the receivables in some joint ventures.

Retirement Benefits

          Prior to 2002, under Hong Kong GAAP, the periodic charge to our financial statements for costs arising from a defined benefit retirement scheme was represented by our contributions to the scheme in a given period, determined with reference to independent actuarial valuations.

          On January 1, 2002, we adopted the new Hong Kong Statement of Standard Accounting Practice, or SSAP, No. 34 “Employee Benefits” in accounting for employee benefits which became effective for financial statements with periods beginning on or after January 1, 2002. On initial adoption of the new standard under Hong Kong GAAP, we carried out an actuarial valuation resulting in a surplus of plan assets over liabilities of HK$1,194 million (US$153 million). We are of the opinion that the surplus is not subject to taxation in Hong Kong. The new standard under Hong Kong GAAP is broadly consistent with Statement of Financial Accounting Standards, or SFAS, No. 87 “Employers’ Accounting for Pensions” under U.S. GAAP. The surplus upon initial adoption of the new Hong Kong accounting standard has been recognized as a prior year adjustment against retained profits. Under U.S. GAAP, the retirement scheme asset at January 1, 2002 differs from this surplus due to the existence of unrecognized actuarial gains and losses; under U.S. GAAP such actuarial gains and losses are amortized over the average remaining active employee service period.

          On December 31, 2002, the remaining members in our defined benefit programmes were transferred to our defined contribution programmes. At the same time, we obtained the relevant approvals in principle to enable the winding up of the trusts governing our existing programmes. This represented a curtailment and settlement of the retirement benefit programmes. Accordingly, all previously unrecognized gains and losses were credited to the profit and loss account in 2002 under U.S. GAAP. Our retirement benefit programmes will be consolidated under a new trust which will commence to operate in June 2003. The retirement fund under the new trust is a defined contribution programme with additional guarantee that the individual member’s benefit will not be less than the amount of our mandatory contributions to a basic Mandatory Provident Fund scheme.

          The calculation of our pension expense and asset/liability for the defined benefit programmes requires the use of assumptions. These include assumptions about the discount rate, long-term expected return on plan assets and rate of future base compensation increases. In selecting the assumed discount rate, we made reference to market yields on high quality corporate bonds which have a similar term as the related liabilities. The expected rate of return on plan assets was arrived based upon the asset model used by our actuarial consultants, Watson Wyatt Hong Kong Limited, which takes into account inflation, short and long-term interest rates, equity risk premium and changes to bond price relating to changes in interest rates. Base compensation escalation took scale increments, promotions and cost of living increases into consideration. Changes in these assumptions can result in different expense and asset/liability amounts.

Asset Impairment

          Under both Hong Kong GAAP and U.S. GAAP, if a triggering event occurs indicating that the carrying amount of an asset may not be recoverable, an impairment assessment of that asset is required. Triggering events include significant adverse changes in the market value of an asset, legal factors and business or regulatory environment. In addition, goodwill is subject to an annual impairment test under U.S. GAAP whereas, under Hong Kong GAAP, such annual review is required only when its useful life is greater than 20 years.

          Under Hong Kong GAAP, the recoverable amount is the higher of an asset’s net selling price and its value in use which is the present value of estimated future cash flows before tax and financing charges we expect to recover from the future use of the asset discounted using a pre-tax rate. An impairment loss is the amount by which the carrying amount of the asset exceeds its recoverable amount. Under U.S. GAAP, an impairment loss is recognized only if the carrying amount of an asset is not recoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and fair value of the asset. Fair value will generally be determined using valuation techniques such as discounted cash flows.

          We review the carrying amounts of our long-lived assets, equity investments, goodwill and marketable debt and equity securities for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable or whenever it is required in accordance with relevant accounting standards. The interpretation of such triggering events requires judgment from management with respect to the circumstances as to whether the events have occurred and whether assessment of the value of the assets is required. Judgment is also exercised to estimate the future cash flows and the useful lives of these assets as well as the discount rates to be used. In 2002, after reviewing the business environment as well as our objectives and past performance of our investments, management decided to record impairment charges on our long-lived assets in the telecommunications business and against goodwill arising from an investment in a jointly controlled entity in the amount of HK$97 million (US$12 million).

Non-consolidation of Majority-owned Joint Ventures

          Under Hong Kong GAAP, consolidation is allowed if we have control over a company, i.e. the power to govern the financial and operating policies of the company. In cases where our ownership exceeds 50% but does not bring about control, we account for the investment using the equity method. Under U.S. GAAP, if we own more than 50% interest in a company, we are presumed to control this company and consolidation will be required, unless the minority shareholder(s) can exercise substantive participating rights in the company.

          As of December 31, 2002, our effective interests in Yallourn Energy, GPEC and Guizhou CLP Power Company Limited were 73.6%, 80.0% and 70.0% respectively. Under the joint venture agreements with respective parties, none of the joint venture partners has unilateral control over the economic activity of these entities. Accordingly, our interests are accounted for as jointly controlled entities under Hong Kong GAAP. For U.S. GAAP purposes, since the minority joint venture partners have substantive participating rights, our management is of the view that non-consolidation of these joint ventures is appropriate and hence there is no difference in treatment between Hong Kong GAAP and U.S. GAAP.

          In April 2003, we completed the acquisition of the remaining interest of Powergen UK plc, our joint venture partner, in Yallourn Energy and, as a result, our effective interest in Yallourn Energy increased to 92%. In addition, we completed the acquisition of Powergen UK plc’s remaining interest in GPEC in June 2003 and we now own 100% of GPEC. We will therefore be required to consolidate the financial results, including debts, of Yallourn Energy and GPEC in 2003. Assuming we had consolidated the debts of Yallourn Energy and GPEC as at December 31, 2002, our ratio of total debt to total capitalization would have been in the mid to high 20% range, as compared to 20.2% we reported as at the same date. See “Item 3. Key Information — A. Selected Financial Data”. However, it should be noted that those debts are at Yallourn Energy and GPEC levels and have no recourse to CLP Holdings.

          In view of the significance of our investments in Yallourn Energy and GPEC, we included in Note 17 to our financial statements extracts of the management accounts of Yallourn Energy for the period from our acquisition to December 31, 2001 and for year 2002 and of GPEC for the period from our acquisition to December 31, 2002, in each case, after making adjustments to conform with our significant accounting policies.

Deferred Taxation

          For the purposes of our Hong Kong consolidated financial statements, we have made full provision for deferred taxation for our Scheme of Control business using the deferral method which is computed using the tax rate enacted at the time the relevant provision was established. For our non-Scheme of Control business, Hong Kong GAAP has historically required a partial provision approach to deferred taxation such that timing differences are accounted for only to the extent that it is probable that a liability or asset will crystallize in the foreseeable future. The Hong Kong accounting standard on deferred taxation has been revised and effective January 1, 2003, we are required to adopt the revised SSAP No. 12 “Income Taxes” which is broadly consistent with the U.S. accounting standards.

          U.S. GAAP generally requires that deferred taxation be provided in full in respect of temporary differences, which represent the difference between the carrying amount and tax base of assets and liabilities, under the liability method. Deferred tax assets are recorded where it is more likely than not that these assets will be recoverable via offset against future taxable profits.

          In calculating our deferred taxation for U.S. GAAP purposes, in addition to the deferred tax recognized under Hong Kong GAAP, we have recognized deferred tax assets arising from the tax losses and assets revaluations on acquisition of some of our joint ventures. Estimating the amount for deferred tax assets requires a process that involves determining appropriate provisions for taxation, forecasting future years’ taxable income and assessing our ability to utilize tax benefits through future earnings. Our current financial models indicate that the tax losses can be utilized in the future, but any changes in assumptions and estimates and in tax regulations can affect the recoverability of the deferred tax assets.

Derivative Instruments and Hedging Activities

          We engage in forward foreign exchange transactions and cross currency and interest rate swaps transactions to hedge the impact of foreign currency exposures and fluctuations in interest rates. Our affiliate, Yallourn Energy in Australia, also uses energy-related derivative instruments to hedge the price risk of sales of electricity and the price risk of purchasing energy to satisfy retail sales contract obligations. We do not recognize such derivatives at fair value, nor do we account for the gains or losses relating to the fair value changes in these derivatives as this is not required under Hong Kong GAAP.

          Under U.S. GAAP, we have adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” which, as amended by SFAS Nos. 137 and 138, is referred to in this annual report as SFAS No. 133. Since its implementation in 2001, SFAS No. 133 requires that all qualifying derivatives be recognized on the balance sheet at fair value. The fair value of our forward foreign currency contracts is the present value of expected future cash flows related to the difference between the contract rates and the market forward rates. In measuring the swap transactions, the fair value is the net present value of each cash flow discounted at the market quoted swap rates.

          We determine the fair value of derivative instruments under U.S. GAAP based on externally verifiable model inputs and quoted prices, and use market interest rates in determining discount rates. For certain derivative transactions which provide economic hedges but do not qualify for hedge accounting under SFAS No. 133, changes in fair value of the derivatives will impact our earnings.

New Accounting Pronouncements

FIN 45

          In November 2002, the FASB issued Interpretation No., or FIN, 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued and clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statements ending after December 15, 2002.

          FIN 45 does not prescribe a specific account for the guarantor’s offsetting entry when it recognizes the liability at the inception of the guarantee and that offsetting entry will depend on the circumstances in which the guarantee is issued. There is also no prescribed approach included for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. We are currently assessing the impact of FIN 45’s initial recognition and measurement provisions on our financial position and results of operations.

FIN 46

          In January 2003, the FASB issued FIN 46 “Consolidation of Variable Interest Entities-an Interpretation of ARB No. 51”. FIN 46 requires that certain variable interest entities, or VIE, be consolidated by their primary beneficiary if the primary beneficiary is subject to a majority of the risk of loss from the VIE activities, or entitled to receive a majority of the VIE’s residual returns, or both. FIN 46 is effective immediately for all new VIE created or acquired after January 31, 2003. For VIE created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. We are in the process of reviewing our joint venture arrangements to determine if there is any venture that would be considered as VIE and hence needs to be consolidated under the provisions of FIN 46.

Effects of Proposed Accounting Pronouncements

EITF Issue No. 01-8

          In August 2001, the Emerging Issues Task Force released Issue No. 01-8 “Determining Whether an Arrangement Is a Lease”, or Issue 01-8. Issue 01-8 was originally intended to provide guidance in determining whether an energy-related contract should be accounted for as a lease in accordance with SFAS No. 13 “Accounting for Leases” and the scope was later extended beyond energy-related contracts by developing additional guidance in determining whether any arrangement is a lease.

          Under the proposed guidance, an arrangement that conveys the right to use the property, plant or equipment, or PP&E, would be considered to constitute a lease if (a) the purchaser has the ability or right to operate the PP&E, (b) the purchaser has the ability or right to control physical access to the underlying PP&E, or (c) it is remote that parties other than the purchaser will take more than a minor amount of the PP&E’s output during the term of the arrangement and the unit price for the purchaser is neither contractually fixed nor equal to the then current market price. It was further proposed that the determination of whether an arrangement contains a lease be made at inception of the arrangement based on all the facts and circumstances and a reassessment is required only if there are certain specific modifications made to the agreement.

          Based on the proposed guidance and subject to the final decision of the Emerging Issues Task Force, lease accounting may apply to CLP Power’s power purchase arrangement with CAPCO if there is any modification to the existing arrangement since Issue 01-8 was proposed to be applicable on new or modified arrangements. If lease accounting does apply and requires the contract to be accounted for as a capital lease under U.S. GAAP, we would have to record CAPCO’s related power plants as fixed assets in our accounts for U.S. GAAP purposes with an offsetting liability due to CAPCO. We anticipate that the implementation of Issue 01-8, if applicable, will have no material impact on our results of operations.

Results of Operations

Overview

          Our financial results in 2002 reflected a stable earnings growth for our core electricity business in Hong Kong and a turnaround for power businesses outside Hong Kong. Earnings from our Scheme of Control business grew 7.2% to HK$5,814 million (US$745 million) in 2002 as a result of our ongoing investment in our transmission and distribution network to expand and improve services to customers. Earnings from non-Scheme of Control activities increased from HK$461 million in 2001 to HK$890 million (US$114 million) in 2002, reflecting improved performance of overseas power project investments. Total earnings for 2002 amounted to HK$7,079 million (US$908 million), a reduction of HK$178 million as compared to HK$7,257 million in 2001. The lower total earnings were mainly due to reduced contribution from property sales. In 2002, the profits from Hok Un redevelopment and the sale of a former staff quarters site were HK$546 million (US$70 million), as compared to a Hok Un redevelopment profit of HK$1,468 million in 2001.

          Our total earnings in 2001 were HK$7,257 million, an increase of 25.8% as compared to HK$5,768 million in 2000. The increase was mainly due to an impairment charge against our investments of HK$1,030 million made in 2000. Our Hong Kong electricity business recorded satisfactory growth in local electricity sales and continued strong productivity enhancements, and produced a 5.3% increase in earnings to HK$5,422 million in 2001. Earnings from our non-Scheme of Control business activities increased from HK$374 million in 2000 to HK$461 million in 2001. The increase in earnings was mainly due to increased contributions from power businesses outside Hong Kong but partly offset by the loss suffered from our telecommunications business. Profits of HK$1,468 million were recorded from the sales of Phases 4 and 5 of Hok Un redevelopment project in 2001 as compared to HK$1,132 million from the sales of Phase 3 in 2000.

          Changes in the financial statement line items from year to year are described below.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

          Our turnover in 2002 increased to HK$26,134 million (US$3,351 million) from HK$24,999 million in 2001, representing a rise of 4.5%. The turnover mainly comprised electricity sales in Hong Kong which accounted for HK$24,793 million (US$3,179 million), up 3.2% from 2001. The increase was mainly due to increased demand for electricity as a result of the continued housing and infrastructure developments undertaken by the Government of Hong Kong. Unit sales in Hong Kong grew by 2.8% in 2002. Sales to the Chinese mainland increased from HK$706 million in 2001 to HK$977 million (US$125 million) in 2002. The total export sales of 2,175GWh in 2002 represented our largest sales volume to the Chinese mainland in one year since 1996. This also reflected the strong economic growth in Guangdong Province. The export sales growth in 2002 was mainly attributable to the increase in sales to Guangdong Guang-Dian Power Grid Group Company Limited.

          Other revenue increased from HK$274 million in 2001 to HK$364 million (US$47 million) in 2002, a rise of 32.8%. The increase was mainly attributable to the full year results of our “ChinaLink” telecommunications business in 2002.

          Total operating expenses increased to HK$19,611 million (US$2,514 million) in 2002 from HK$19,051 million in 2001, an increase of 2.9%. Main reasons for this increase were:

•	A 3.8% increase in purchases of electricity from CAPCO in 2002 amounting to HK$10,191 million (US$1,307 million), from HK$9,815 million in 2001, mainly due to higher fuel expenses in CAPCO as a result of increased generation and higher coal and gas prices.

•	Purchases of nuclear electricity in 2002 from Guangdong Daya Bay Nuclear Power Station, or GNPS, amounted to HK$4,976 million (US$638 million), a slight decrease of 0.7% from HK$5,013 million in 2001, which was due to the effect of less units purchased partly offset by higher unit price.

•	Increase in other net operating costs to HK$1,331 million (US$171 million) in 2002 from HK$1,246 million in 2001. This increase was mainly due to the provision for loss on the curtailment of our retirement benefit plan and impairment charges on our investments in telecommunications and other businesses, partly offset by the mark-to-market gain of our investment in YTL Power International Berhad.

•	A 7.7% increase in depreciation charges to HK$1,749 million (US$224 million) in 2002 from HK$1,624 million in 2001. This increase was primarily due to the addition of assets to our transmission and distribution network in Hong Kong in 2002.

          In 2002, we recorded a capital gain of HK$313 million (US$40 million) from the disposal of the former staff quarters site in Ho Man Tin Hill.

          As a result of the above, we recorded an operating profit in 2002 in the amount of HK$6,836 million (US$877 million), an increase of 14.9% from HK$5,948 million in 2001. Operating profit as a percentage of turnover increased from 23.8% in 2001 to 26.2% in 2002, mainly due to growth in turnover and a gain from our disposal of the former staff quarters site, partially offset by the increase in our operating expenses.

          Finance costs and finance income in 2002 were HK$189 million (US$24 million) and HK$33 million (US$4 million) respectively. While there was an increase in total interest and finance charges in 2002, a higher amount was allowed for capitalization. As a result, the operating finance costs in 2002 remained at the 2001 level.

          In 2002, we recorded our share of profit (before tax) of HK$282 million (US$36 million) arising from the sale of remaining units of Phases 4 and 5 and car parking spaces of Laguna Verde at Hok Un site, as compared to a HK$1,752 million profit recorded in 2001. Over 90% of the residential units in the redevelopment had been sold by December 2002.

          Our share of profits (before tax) from jointly controlled entities and associated companies in 2002 were HK$3,062 million (US$393 million), 27.1% higher than in 2001. The contributions of our major investments were as follows:

•	CAPCO contributed HK$1,572 million (US$202 million), 5.4% higher than in 2001 mainly due to lower interest expenses.

•	Contribution from Guangdong Nuclear Power Joint Venture Company Limited, or GNPJVC, amounted to HK$757 million (US$97 million), slightly lower than the 2001 level of HK$764 million due to lower generation.

•	Share of profit from Hong Kong Pumped Storage Development Company Limited, or PSDC, was HK$87 million (US$11 million), a slight decrease from HK$90 million in 2001 due to the impact of depreciation on fixed asset value.

•	Share of profit from Yallourn Energy was HK$86 million (US$11 million), as opposed to a loss in 2001. This mainly resulted from smooth operation without major industrial relations or technical issues in 2002.

•	GPEC, which was acquired in February 2002, contributed a profit of HK$176 million (US$23 million) before deduction of amortized goodwill.

•	Contributions from other investments in the Chinese mainland amounted to HK$244 million (US$31 million), a decrease of 7.6% as a result of the provisions for unrealized exchange losses (as compared to an exchange gain in 2001) and impairment of assets made in 2002. Earnings from Shandong Zhonghua Power Company Limited, or Shandong Zhonghua, were similar to the 2001 level.

•	Contributions from other investments in the Asia-Pacific region other than the Chinese mainland and Hong Kong amounted to HK$179 million (US$23 million), an increase of HK$124 million as compared to the amount in 2001, mainly due to commencement of commercial operation of Ho-Ping in 2002 and an increase in contribution from EGCO.

          Taxation increased to HK$1,302 million (US$167 million) in 2002 from HK$1,189 million in 2001, an increase of 9.5% mainly due to lower effective tax rate in 2001 which resulted from the write-back of a tax provision of HK$269 million arising from the change in financial year end date in 1999. Our effective tax rate for 2002 was 13.0%, compared to 11.9% in 2001. The statutory tax rate in Hong Kong for 2002 was 16.0%.

          Transfers under the Scheme of Control requirements amounted to HK$1,643 million (US$211 million) in 2002, compared to HK$1,506 million in 2001. These transfers comprised:

(i)	the difference between the Scheme of Control profit and the permitted return being transferred from/to the Development Fund; with the difference of HK$1,420 million (US$182 million) transferred to Development Fund in 2002, compared to HK$1,201 million in 2001;

(ii)	a charge of 8% per annum on the sum of the average balances of the Development Fund and the special provision account being credited to a rate reduction reserve; this charge amounted to HK$319 million (US$41 million) in 2002, compared to HK$305 million in 2001; and

(iii)	the amount of deferral premium in relation to Units 7 and 8 of the Black Point Power Station charged to the special provision account; the charge was HK$96 million (US$12 million) in 2002, compared to no charge being made in 2001.

          As a result of lower profit from property sales, our earnings decreased by 2.5% to HK$7,079 million (US$908 million) in 2002 from HK$7,257 million in 2001. Our earnings per share of common stock, however, increased by 0.7% to HK$2.94 (US$0.38) in 2002 from HK$2.92 in 2001 as a result of the full year effect of share repurchases from the open market during 2001 (76 million shares) and share repurchases in 2002 (13 million shares).

          In 2002 we paid interim dividends of HK$1.14 (US$0.15) per share of common stock and declared a final dividend of HK$0.51 (US$0.06) per share and a special final dividend of HK$0.23 (US$0.03) per share. In 2001 we paid interim dividends of HK$1.05 per share of common stock and declared a final dividend of HK$0.44 per share and a special final dividend of HK$0.61 per share.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

          Our turnover in 2001 increased to HK$24,999 million from HK$24,451 million in 2000, representing a rise of 2.2%. The turnover mainly comprised sales of electricity in Hong Kong which accounted for HK$24,019 million, up 1.9% from 2000. The increase was mainly due to the growth in commercial sector and the continuous infrastructure developments by the Government of Hong Kong. Local unit sales growth of 2.4% was recorded in 2001. Sales to the Chinese mainland increased from HK$588 million in 2000 to HK$706 million in 2001, which at that time represented our largest sales volume to the Chinese mainland in one year since 1996. The export sales growth in 2001 was mainly attributable to the increase in sales to Guangdong Guang-Dian Power Grid Group Company Limited.

          Other revenue decreased from HK$288 million in 2000 to HK$274 million in 2001, a decline of 4.9%. The decline was mainly due to the loss of part of the public lighting works in 2001.

          Total operating expenses increased to HK$19,051 million in 2001 from HK$18,260 million in 2000, an increase of 4.3%. Main reasons for this increase were:

•	Purchases of electricity from CAPCO in 2001 amounted to HK$9,815 million, a slight increase of 0.8% from HK$9,735 million in 2000, resulting principally from higher capital expenditure requirements of CAPCO.

•	A 9.3% increase in purchases of nuclear electricity in 2001 from GNPS amounting to HK$5,013 million, from HK$4,587 million in 2000, as a result of higher units purchased and higher unit price.

•	Staff costs increased from HK$827 million in 2000 to HK$929 million in 2001, resulting mainly from the increase in headcount to handle more business activities.

•	Increase in other net operating costs to HK$1,246 million in 2001 from HK$1,180 million in 2000. This was mainly due to our increased activities in the development of power projects outside Hong Kong, the start-up costs for telecommunications and electricity-related businesses and higher government rent and rates resulting from higher rateable value.

•	A 10.2% increase in depreciation charges to HK$1,624 million in 2001 from HK$1,474 million in 2000. This increase was primarily due to the addition of assets to our transmission and distribution network in Hong Kong in 2001.

          As a result of the above, operating profit in 2001 totaled HK$5,948 million, a decrease of 3.9% from HK$6,191 million in 2000. Operating profit as a percentage of turnover decreased from 25.3% in 2000 to 23.8% in 2001, mainly due to higher operating costs but partly offset by increased sales revenue.

          Finance costs in 2001 decreased by 8.3% to HK$187 million while finance income decreased by 73.6% to HK$29 million due to lower interest income from reduced cash reserves after we invested in overseas projects and repurchased 75,986,000 shares from the open market.

          In 2001, we recorded our share of profit (before tax) of HK$1,752 million arising from the sales of Phases 4 and 5 and car parking spaces of Laguna Verde at Hok Un site, as compared to a HK$1,357 million profit recorded in 2000.

          Our share of profits (before tax) from jointly controlled entities and associated company in 2001 were HK$2,410 million, 8.5% higher than in 2000. The contributions of our major investments were as follows:

•	CAPCO contributed HK$1,491 million, 4.0% higher than in 2000 due to lower interest expenses.

•	Contribution from GNPJVC amounted to HK$764 million, up 26.9% over 2000, mainly due to higher profit factor on shareholders’ funds in 2001.

•	Share of profit from PSDC was HK$90 million, a slight decrease from HK$93 million in 2000 due to the impact of depreciation on fixed asset value.

•	Share of loss from Yallourn Energy was HK$256 million, mainly due to lower price contracts entered in earlier years and industrial action in December 2001. Yallourn Energy was acquired in February 2001.

•	Contributions from other investments in the Chinese mainland amounted to HK$264 million, up from HK$96 million in 2000 and mainly came from Shandong Zhonghua and CLP Guohua Power Company Limited, or CLP Guohua. Share of Shandong Zhonghua’s profit was higher than in 2000 as a result of a higher electricity tariff and lower fuel cost. CLP Guohua was acquired in 2001 and our share of profit included an exchange gain on translation of foreign currency loans.

•	Contributions from other investments in the Asia-Pacific region other than the Chinese mainland and Hong Kong amounted to HK$55 million, as compared to a loss of HK$6 million in 2000. The increase was attributable to EGCO as a result of an increase in shareholding and a smaller exchange loss.

          Taxation decreased to HK$1,189 million in 2001 from HK$1,378 million in 2000, a decrease of 13.7% mainly due to the write-back of a tax provision of HK$269 million arising from the change in financial year end date in 1999. Our effective tax rate for 2001 was 11.9%, compared to 15.7% in 2000. The statutory tax rate in Hong Kong for 2001 was 16.0%.

          Transfers under the Scheme of Control requirements amounted to HK$1,506 million in 2001, compared to HK$1,629 million in 2000. These transfers comprised:

(i)	the difference between the Scheme of Control profit and the permitted return being transferred from/to the Development Fund; with the difference of HK$1,201 million transferred to Development Fund in 2001, compared to HK$1,386 million in 2000;

(ii)	a charge of 8% per annum on the sum of the average balances of the Development Fund and the special provision account being credited to a rate reduction reserve; this charge amounted to HK$305 million in 2001, compared to HK$280 million in 2000; and

(iii)	the amount of deferral premium in relation to Units 7 and 8 of the Black Point Power Station charged to the special provision account, with no charge being made in 2001 compared to the charge of HK$37 million in 2000.

          Our earnings increased by 25.8% to HK$7,257 million in 2001 from HK$5,768 million in 2000. Our earnings per share of common stock increased by 26.4% to HK$2.92 in 2001 from HK$2.31 in 2000, reflecting the enhancement by share repurchase from the open market in 2001.

          In 2001 we paid interim dividends of HK$1.05 per share of common stock, and declared a final dividend of HK$0.44 per share and a special final dividend of HK$0.61 per share. In 2000 we paid interim dividends of HK$1.000 per share of common stock and a special interim dividend of HK$0.225 per share, and declared a final dividend of HK$0.417 per share and a special centenary final dividend of HK$0.225 per share. For comparability purposes, we have adjusted the dividends per share figures for 2000 by taking into account the one-for-five bonus share issuance in April 2001.

U.S. GAAP Reconciliation

           Our financial statements are prepared in accordance with Hong Kong GAAP, modified as necessary to comply with the Scheme of Control. This accounting practice differs in certain material respects from U.S. GAAP. The following table sets forth a comparison of our net earnings, or net income, and shareholders’ funds, or shareholders’ equity, in accordance with Hong Kong GAAP (as modified) and U.S. GAAP.

	As of, or for the year ended December 31,

	2000	2001	2002	2002

	HK$	HK$	HK$	US$
	(in millions)

Net Income in accordance with
Hong Kong GAAP(1)	5,768	7,257	7,079	908
U.S. GAAP	6,071	7,405	7,023	901

Shareholders’ Equity in accordance with
Hong Kong GAAP(1)	34,614 (2)	35,168 (2)	36,787	4,717
U.S. GAAP	34,045	34,615	36,177	4,638

(1)	Hong Kong GAAP has been modified as necessary to comply with the Scheme of Control. See Note 1 to our financial statements included in “Item 17. Financial Statements” in this annual report.

(2)	Shareholders’ Equity in accordance with Hong Kong GAAP as of December 31, 2000 and 2001 have been adjusted as required upon the initial adoption of the new Statement of Standard Accounting Practice No. 34 “Employee Benefits” in 2002. See Notes 1 and 8 to our financial statements included in “Item 17. Financial Statements” in this annual report.

           The significant differences between Hong Kong GAAP and U.S. GAAP are described in Note 35 to our financial statements set forth in “Item 17. Financial Statements” in this annual report.

B. Liquidity and Capital Resources

Sources of Liquidity

          We have financed our operations and business expansions, in particular the capital expenditure programmes of CLP Power and CAPCO and strategic investments in the Chinese mainland and other Asia-Pacific countries, from cash flow generated from operations, short-term borrowings, long-term borrowings and the issuance of debt securities. Our cash flow generated from operations has been and is expected to continue to be our principal source of liquidity. We expect that customer demand for our electricity will remain stable and may increase as the economy grows. We do not believe our customer demand in the near future is likely to be negatively affected by rapid technological changes. We have not relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements as our source of financing.

          At December 31, 2002, we had cash and deposits of HK$516 million (US$66 million), as compared to HK$80 million at December 31, 2001. All of these liquid funds were denominated in Hong Kong dollars.

          Net cash provided by operating activities in 2002 amounted to HK$6,953 million (US$891 million), an increase of HK$815 million when compared to 2001. This increase was mainly due to the good performance of CLP Power in 2002. Net cash used in investment activities was HK$4,509 million (US$578 million) and included the capital expenditure of CLP Power as well as investments in power projects in the Chinese mainland and other Asia-Pacific countries, partly offset by dividends received from investments and profit received from the Hok Un joint venture. Net cash used in financing activities was HK$2,008 million (US$257 million) which primarily resulted from the payment of dividends, partly offset by an increase in borrowings.

          We adopt a prudent approach to all our financial arrangements, while at the same time aiming to achieve cost efficient funding. In 2002, CLP Power, through its wholly owned subsidiary, CLP Power Hong Kong Financing Limited, set up a Medium Term Note Programme, or the MTN Programme. Under the MTN Programme, notes in an aggregate amount of up to US$1.5 billion or its equivalent in other currencies may be issued from time to time and will be unconditionally and irrevocably guaranteed by CLP Power. In May 2002, US$300 million 6.25% fixed rate notes due 2012 were issued under the MTN Programme. Another HK$500 million 4.45% fixed rate notes due 2013 were issued in June 2003.

Credit Facilities

          As of December 31, 2002, the total credit facilities, excluding the commercial paper facility mentioned below, available to us were HK$17,212 million (US$2,207 million). CLP Power established a U.S. dollar denominated commercial paper programme in the amount of US$500 million in 1996, which we have not utilized since March 1998. We did not and do not plan to rely on this commercial paper facility for our liquidity. The table below sets forth the committed and uncommitted credit facilities and the periods of maturity of these credit facilities available to us as of December 31, 2002.

	Maturity by Period

Credit Facilities – CLP Group	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

	(in HK$ millions)

Committed credit facilities	14,223	3,002	1,591	7,290	2,340	*
Uncommitted credit facilities	2,989	2,989	—	—	—

Total	17,212	5,991	1,591	7,290	2,340

*	representing the US$300 million or HK$2,340 million equivalent issued under the MTN Programme.

          As of December 31, 2002, the total credit facilities available to CAPCO were HK$16,623 million (US$2,131 million), including a new loan facility of HK$2.3 billion CAPCO arranged in the last quarter of 2002 to refinance certain U.S. dollar and Hong Kong dollar loans at lower interest rates. The entire committed amount under this new loan facility was drawn down by CAPCO in January 2003. The table below sets forth the committed and uncommitted credit facilities and the periods of maturity of these credit facilities available to CAPCO as of December 31, 2002.

	Maturity by Period

Credit Facilities – CAPCO	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

	(in HK$ millions)

Committed credit facilities	15,657	3,796	3,298	3,592	4,971
Uncommitted credit facilities	966	966	—	—	—

Total	16,623	4,762	3,298	3,592	4,971

Credit Facilities – CLP Group and CAPCO	33,835	10,753	4,889	10,882	7,311

          The sources of credit facilities available to us, as well as those to us and CAPCO combined, are as follows:

		CLP Group
	CLP Group	and CAPCO

	%	%

Available Credit Facilities in Percentage
Export Credits	—	24
U.S. Dollar Notes due 2006	14	7
Private Placement	—	5
Term Loans	38	35
Medium Term Notes due 2012	14	7
Money Market Line (including bank overdraft)	34	22

	100	100

          The uncommitted credit facilities available to us and CAPCO were comprised of short-term money market lines and overdraft facilities. The financial market stability and individual banks’ funding position may affect the availability of these uncommitted short-term credit facilities. However, we adopt a prudent approach in determining the appropriate mix of committed and uncommitted facilities and solicit our facilities from a pool of strong credit based financial institutions.

Borrowings

           Out of the total HK$17,212 million (US$2,207 million) credit facilities available to us, HK$9,297 million (US$1,192 million) were drawn down at December 31, 2002. Our borrowings with maturities of less than one year amounted to HK$570 million (US$73 million). Those with maturities of between one to five years and of longer than five years amounted to HK$6,387 million (US$819 million) and HK$2,340 million (US$300 million) respectively. The undrawn credit facilities are part of our source of liquidity for financing our operations and continuous business expansion.

           For CAPCO, out of the total HK$16,623 million (US$2,131 million) credit facilities available, HK$11,832 million (US$1,517 million) were drawn down at December 31, 2002. CAPCO’s borrowings with maturities of less than one year amounted to HK$4,099 million (US$526 million). CAPCO’s borrowings with maturities of between one to five years and of longer than five years amounted to HK$5,711 million (US$732 million) and HK$2,022 million (US$259 million) respectively.

           The type, interest rate, maturity and currency profile of our borrowings, as well as those for us and CAPCO combined, are summarized in the following tables:

		CLP Group
	CLP Group	and CAPCO

	%	%
Loan Balance in Percentage
Export Credits	—	18
U.S. Dollar Notes due 2006	25	11
Private Placement	—	8
Term Loans	44	45
Medium Term Notes due 2012	25	11
Money Market Line (including bank overdraft)	6	7

	100	100

Interest Rate Base in Percentage
Floating Rate	64	48
Fixed Rate	36	52

	100	100

Maturity in Percentage
Less than 1 year	6	22
1-3 years	17	23
4-5 years	52	34
After 5 years	25	21

	100	100

Currency in Percentage
HK Dollar Loans	26	18
U.S. Dollar Loans	—	26
Foreign Currency Loans (Hedged into HK Dollar)	50	46
AUD Loans*	24	10

	100	100

*	The Australian dollar loans were incurred to hedge against currency exposure of our investment in Yallourn Energy.

          The weighted average interest rate for total borrowings for us and CAPCO were 4.43% and 5.06% respectively for 2002, as compared to 5.80% and 6.30% respectively for 2001. The borrowing costs will be affected by the changes in our financial strength, credit rating and economic and political conditions.

          Our ratio of total debt to total capitalization (i.e. total debt divided by the sum of total debt and shareholders’ funds) was 20.2% at December 31, 2002, as compared to 13.7% at December 31, 2001. Our ratios of earnings to fixed charges were 27:1 and 17:1 for 2002 and 2001 respectively. See “Item 3. Key Information — A. Selected Financial Data”.

          We or our subsidiaries and affiliates, which are parties to our respective credit facilities, are required to comply with certain financial ratios and covenants. In particular, under certain loan agreements entered into by CAPCO, CAPCO is required to maintain the ratio of its borrowings to shareholders’ funds to be not more than 150%. At December 31, 2002, CAPCO’s ratio of borrowings to shareholders’ funds was 75%. Under some of our loan agreements, committed or uncommitted, material adverse change in our business could give rise to the acceleration of our repayment obligations and/or cancellation of available commitments. Under the current outlook, we do not expect any material adverse change in our business and are confident to comply with the financial covenants.

Contractual Obligations and Other Commercial Commitments

          Set forth below are the aggregate amounts, as of December 31, 2002, of our future cash payment obligations under existing debt, guarantee, undertaking and indemnity arrangements:

	Payments Due by Period

Contractual Obligations – CLP Group	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

	(in HK$ millions)

Short-term borrowings	567	567	—	—	—
Long-term borrowings	8,730	3	1,591	4,796	2,340

Total contractual cash obligations	9,297	570	1,591	4,796	2,340

	Amount of Commitment Expiration Per Period

Other Commercial Commitments – CLP Group	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

	(in HK$ millions)

Guarantees(1)	4,490	—	1,320	698	2,472
Other commercial commitments(2)	1,166	1,063	103	—	—

Total commercial commitments	5,656	1,063	1,423	698	2,472

(1)	Guarantees represent our contingent payment obligations under various guarantees, deed of undertakings and letters of indemnity to third parties in connection with the projects that were developed by us and our subsidiaries.

(2)	We paid approximately HK$145 million in December 2002 for our investment in the Anshun II Power Project in Guizhou. Further share capital contributions of about HK$269 million will be made by installments up to March 2004. We also executed a Sale and Purchase Agreement in November 2002 to acquire from Powergen its remaining interests in GPEC, Yallourn Energy and BLCP for a total consideration of HK$897 million. The acquisitions were completed by June 2003.

          We have no significant operating lease commitments or sale and leaseback arrangements at December 31, 2002.

          Also set out below are the aggregate amounts of CAPCO’s future cash payment obligations under its existing debt arrangement as of December 31, 2002:

	Payments Due by Period

Contractual Obligations - CAPCO	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

	(in HK$ millions)

Short-term borrowings	1,003	1,003	—	—	—
Long-term borrowings	10,829	3,096	3,298	2,413	2,022

Total contractual cash obligations	11,832	4,099	3,298	2,413	2,022

          CAPCO also has entered into a 20-year take-or-pay contract to purchase natural gas for the electricity generation of the Black Point Power Station. The contract commenced in 1996. CAPCO is required to take or pay at least 90% of approximately 100,000 Giga British Thermal Unit, or Gbtu, every year under this contract. The purchase price of the gas is based on a basket of parameters such as United States Consumer Prices Index, crude oil price and coal price. CAPCO paid HK$2,344 million (US$301 million) for the gas in 2002 pursuant to the contract. See “Item 4. Information on the Company — B. Business Overview — Electricity Business in Hong Kong — Fuel”.

          In addition to the contractual obligations set forth above, as of December 31, 2002, we had contracted for capital expenditure in the amounts of HK$3,056 million (US$392 million). The contracted amounts for us and CAPCO combined were HK$5,055 million (US$648 million), of which the contracted amounts for 2003 totaled HK$3,276 million (US$420 million). These expenditures will be used primarily for enhancing our transmission and distribution systems and constructing Black Point Power Station Units 7 and 8. We expect to continue to make significant investments in fixed assets over the next several years which will be financed by cash flow from operations, borrowings from banks and export credit agencies and the issuance of debt securities.

Off-Balance Sheet Arrangements

          We and our wholly owned subsidiaries have, from time to time, entered into forward foreign exchange contracts, currency swaps and interest rate swaps transactions to hedge our foreign currency and interest rate exposure on loan interest/repayments, purchase of goods and services and other projected expenditures with an objective to minimize the impact of exchange rate and interest rate fluctuations on earnings, reserves and tariff charges to customers. We employ these derivative instruments solely for hedging purposes.

          As of December 31, 2002, our outstanding forward foreign exchange contracts, currency swaps and interest rate swaps amounted to HK$30,014 million (US$3,849 million). Out of this total, interest rate swaps transactions accounted for about 7.2% and U.S. dollar forward foreign exchange contracts and currency swaps transactions accounted for about 90.6%. The fair value of these off-balance sheet financial instruments was HK$370 million (US$47 million), which represented the net proceeds we would receive if these forward foreign exchange contracts, currency swaps and interest rate swaps were closed out on December 31, 2002. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

C. Research and Development, Patents and Licenses, Etc.

          Our research and development activities are led by our wholly owned subsidiary, CLP Research Institute Limited, which was set up with the mission to strengthen our innovation capabilities with the intent of increasing the economic, social and environmental value of our products, services and businesses in the communities we serve.

          These activities are principally conducted in the form of trend monitoring, research concept development, project sponsorship and collaboration, and knowledge sharing throughout the CLP Group. Our current research topics focus on environmental policy, sustainable development and renewable energy. See “Item 4. Information on the Company — B. Business Overview — Electricity-related Activities in Hong Kong and the Chinese Mainland — Research and Development”.

          The amounts incurred for research activities have been immaterial to our business operations. In addition, patents and licenses are immaterial to our business operations.

D. Trend Information

          Please see “— A. Operating Results” above for a discussion of the most significant recent trends in our operations, sales and revenues since the end of 2002. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

          Under our Articles of Association, our business is managed under the direction of our Board of Directors, or the Board. Our Group Managing Director & Chief Executive Officer represents us and administers our day-to-day business in all matters not specifically designated as responsibilities of our Board of Directors.

          The presence of three Board members at Board meetings constitutes a voting quorum and resolutions can be passed by a majority of the Board members present. The Board met five times in 2002.

          The following table shows information regarding all of our Directors and Executive Officers as of May 31, 2003.

				Year
			Year	Appointed
			Appointed	as Director
			to Current	of our
Name	Age	Position	Title	Company

Board of Directors

Non-executive Directors

Michael D. Kadoorie	61	Chairman	1997	1997
W. E. Mocatta	50	Vice Chairman	1999	1997
J. S. Dickson Leach	57	Vice Chairman	1999	1997
R. J. McAulay	67	Director	1997	1997
J. A. H. Leigh	49	Director	1997	1997
R. Bischof	61	Director	1997	1997
I. D. Boyce	58	Director	1999	1999
P. C. Tan	56	Director	2003	2003

Independent Non-executive Directors

S. Y. Chung	85	Director	1997	1997
William K. Fung	54	Director	1997	1997
V. F. Moore	56	Director	2002	1997
Hansen C. H. Loh	65	Director	2000	2000
Paul M. L. Kan	56	Director	2001	2001

Group Managing Director

Andrew Brandler	47	Group Managing Director	2000	2000
		& Chief Executive Officer

				Year
			Year	Appointed
			Appointed	as Director
			to Current	of our
Name	Age	Position	Title	Company

Executive Directors

Peter P. W. Tse	52	Executive Director & Chief	2000	2000
		Financial Officer
Peter W. Greenwood	46	Director & Company	2001	2001
		Secretary

Alternate Director

L. J. Ryerkerk	40	Chairman and Managing	2003	2001
(Alternate to P. C. Tan)		Director,
		ExxonMobil Energy
		Limited

Executive Officers

Andrew Brandler	47	Group Managing Director	2000	2000
		& Chief Executive Officer
Peter P. W. Tse	52	Executive Director & Chief	2000	2000
		Financial Officer
Peter W. Greenwood	46	Director & Company	2001	2001
		Secretary
Betty Yuen	45	Managing Director,	2002	—
		CLP Power
Y. B. Lee	56	Managing Director,	1998	—
		CLP Power China
Richard McIndoe	38	Managing Director,	2003	—
		CLP Power International

          Apart from the Group Managing Director and the Executive Directors, all Non-executive Directors (including our Chairman) are subject to retirement by rotation. At the Annual General Meeting each year, one-third of the Directors for the time being or, if the number is not a multiple of three, the number nearest to but not greater than one-third (who have been longest in office since their last election or appointment) shall retire and are eligible for re-election in accordance with our Articles of Association. On May 9, 2003, our Board noted the comments expressed at the Annual General Meeting held on May 5, 2003 and agreed that it would be a good practice for all Directors to be subject to periodic retirement and re-election. Therefore, with effect from our next Annual General Meeting, Executive Directors will be treated similarly to Non-executive Directors with respect to their periodic retirement and re-election.

          Mr. Michael Price retired as an Executive Director of our company and Managing Director of CLP Power, effective from April 1, 2002, after 24 years of service with the CLP Group. Mrs. Betty Yuen assumed the position of Managing Director of CLP Power from April 1, 2002.

          Mr. V. F. Moore, a Non-executive Director of our company since 1997, became our Independent Non-executive Director effective from September 27, 2002.

          Mr. P. C. Tan was appointed as our Director on January 1, 2003 in place of Mr. S. F. Goldmann who retired effective from the same date.

          In light of Mr. S. F. Goldmann’s retirement, Ms. L. J. Ryerkerk ceased to be Mr. Goldmann’s alternate on January 1, 2003 and was appointed as Mr. P. C. Tan’s alternate on the same date.

          Mr. P. C. Tan, being a new Director appointed by our Board of Directors, retired in accordance with Article 109 of our Articles of Association and, being eligible, was elected as a Director at our Annual General Meeting held on May 5, 2003.

          In accordance with Article 103 of our Articles of Association, Mr. R. J. McAulay, Dr. William K. Fung, Mr. I. D. Boyce and Mr. J. S. Dickson Leach retired by rotation and, being eligible, were re-elected as our Directors at our Annual General Meeting held on May 5, 2003.

Non-executive Directors

The Hon. Michael D. Kadoorie, Chevalier de la Légion d’Honneur, Commandeur de l’Ordre de Léopold II

          Mr. Kadoorie is the Chairman of CLP Research Institute Limited. He is also Chairman of The Hongkong and Shanghai Hotels, Limited, Metrojet Limited and Heliservices (Hong Kong) Limited. He holds a number of directorships in other companies as well. He is a member of the Council of the University of Hong Kong. He is the brother-in-law of a fellow Director, Mr. R. J. McAulay. Prior to our Group reorganization in 1998, Mr. Kadoorie had served on the Board of CLP Power since 1967.

W. E. Mocatta, FCA

          Mr. Mocatta is a Fellow of The Institute of Chartered Accountants in England and Wales. He became a Director of Sir Elly Kadoorie & Sons Limited in 1982. He is the Chairman of CLP Power, CLP Telecommunications Limited and CLP Properties Limited. He is a Director of The Hongkong and Shanghai Hotels, Limited and other companies in Hong Kong. Prior to our Group reorganization in 1998, Mr. Mocatta had been a Director of CLP Power since 1993.

J. S. Dickson Leach, MBA, FCA

          Mr. Dickson Leach holds an MBA degree from Columbia University and is a Fellow of The Institute of Chartered Accountants in England and Wales. He is the Chairman of CLP Power International Limited and CLP Power China Limited. He is also Chairman of Sir Elly Kadoorie & Sons Limited and Tai Ping Carpets International Limited. He is a Director of The Hongkong & Shanghai Hotels, Limited and other companies in Hong Kong. Prior to our Group reorganization in 1998, Mr. Dickson Leach had been a Director of CLP Power since 1978.

R. J. McAulay, MA, CA

          Mr. McAulay holds an MA degree from the University of Glasgow and is a Member of The Institute of Chartered Accountants in Scotland. He is the brother-in-law of The Hon. Michael D. Kadoorie, our Chairman. Mr. McAulay is a Director of Sir Elly Kadoorie & Sons Limited and The Hongkong and Shanghai Hotels, Limited. He is also a trustee or council member of a number of commercial, artistic or charitable organizations, in Hong Kong and elsewhere. Prior to our Group reorganization in 1998, Mr. McAulay had served on the Board of CLP Power since 1968.

J. A. H. Leigh

          Mr. Leigh is a lawyer by training. Prior to joining us, Mr. Leigh was in private practice as a solicitor in Hong Kong and the United Kingdom. He was the Senior Legal Advisor, Company Secretary and General Manager - Corporate Affairs in the CLP Group between 1986 and 1996. Mr. Leigh is a Director of Sir Elly Kadoorie & Sons Limited overseeing a number of the Kadoorie Family’s interests in Hong Kong and overseas.

R. Bischof

          Educated in Switzerland, Mr. Bischof has been engaged in the field of asset management and private banking in Hong Kong since 1971, including several years with the former Swiss Bank Corporation. Prior to coming to Hong Kong, Mr. Bischof worked for a leading British investment bank in London, Madrid and New York. He joined Sir Elly Kadoorie & Sons Limited as a Director in 1996.

I. D. Boyce, FCA

          A chartered accountant from the United Kingdom, Mr. Boyce spent 18 years with the Warburg group, six years of which were as Managing Director of East Asia Warburg in Hong Kong; and nine years with Schroders Asia, also in Hong Kong. Mr. Boyce was Managing Director (Vice Chairman from April 1998) of Schroders Asia before joining Sir Elly Kadoorie & Sons Limited as a Director in 1999. Mr. Boyce is also a Director of The Hongkong and Shanghai Hotels, Limited and Tai Ping Carpets International Limited.

P. C. Tan, BSc, MBA

          Mr. Tan is the Chairman of ExxonMobil (China) Investment Company Limited and ExxonMobil Hong Kong Limited with oversight responsibility for ExxonMobil’s businesses in the Chinese mainland and Hong Kong. He is also President, ExxonMobil China Petroleum & Petrochemical Company Limited. Mr. Tan graduated from the University of Singapore as a Bachelor of Science (Applied Chemistry) and has an MBA degree from New York University. He joined Mobil Oil in Singapore in 1970 and worked in Singapore, the United States and Australia. He was Chairman and Managing Director for Mobil Oil in Australia from 1996 to 1999. He was later elected as General Manager, Corporate Planning by the Board of Exxon Mobil Corporation.

Independent Non-executive Directors

The Hon. Sir S. Y. Chung, GBM, GBE, PhD, FREng, JP

          Sir S. Y. Chung is the Chairman and an Independent Non-executive Director of The Kowloon Motor Bus Holdings Limited, as well as a Director of other companies in Hong Kong. He has contributed significantly in Hong Kong’s political, industrial and tertiary education fields for over four decades. He was Senior Member of Hong Kong Legislative Council (1974-78), Executive Council (1980-88), and again Convenor of the Hong Kong Special Administrative Region Executive Council (1997-99). He was Chairman of Federation of Hong Kong Industries (1966-70), and Hong Kong Productivity Council (1974-78); and President of Engineering Society of Hong Kong (1960-61) and Hong Kong Academy of Engineering Sciences (1994-97). He was deeply involved in the Sino-British negotiation on Hong Kong’s future (1982-85) and the establishment of the Hong Kong Special Administrative Region (1993-97). Prior to our Group reorganization in 1998, Sir S. Y. Chung had served on the Board of CLP Power since 1967.

William K. Fung, OBE, DBA, MBA, BSE, JP

          Dr. Fung is Group Managing Director of Li & Fung Limited, and has held key positions in major trade associations. He is past Chairman of the Hong Kong General Chamber of Commerce, the Hong Kong Exporters’ Association and the Hong Kong Committee for the Pacific Economic Cooperation Council. Dr. Fung holds a Bachelor of Science degree in Engineering from Princeton University, and an MBA degree from the Harvard Graduate School of Business. He has been awarded an Honorary Doctorate degree of Business Administration by the Hong Kong University of Science and Technology. He is also a Non-executive Director of HSBC Holdings plc, chinadotcom corporation, VTech Holdings Limited and Convenience Retail Asia Limited. Prior to our Group reorganization in 1998, Dr. Fung had served on the Board of CLP Power since 1994.

V. F. Moore, BBS, FCA, FHKSA

          Mr. Moore is Deputy Managing Director of CITIC Pacific Limited and Executive Director of China International Trust & Investment Corporation Hong Kong (Holdings) Limited. He is a Non-executive Director of Cathay Pacific Airways; the Chairman of the New Hong Kong Tunnel Company, Western Harbour Tunnel Company, Hong Kong Tunnels and Highways Management Company, a Director of Eastern Harbour Crossing Company and Deputy Chairman of CITIC Capital Markets Holdings Limited.

Hansen C. H. Loh

          Mr. Loh is the Chairman of Farrington American Express Travel Services Limited. He is also the Managing Director of Wyler Textiles Limited and a Non-executive Director of CITIC Pacific Limited of which he is also a member of its Audit Committee.

Paul M. L. Kan, MBA

          Mr. Kan holds an MBA degree from the Chinese University of Hong Kong, and various professional qualifications with a number of computing and engineering societies and institutes in the United Kingdom and the United States. He is the founder and Chairman of Champion Technology Holdings Limited and Kantone Holdings Limited, both of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited. He is the Chairman of DIGITALHONGKONG.COM, which is listed on the Growth Enterprises Market Board of The Stock Exchange of Hong Kong Limited. Mr. Kan won the Young Industrialist Award in 1992, and was a member of the Technology Committee of the Industry and Technology Development Council of the Hong Kong Government Industry Department (1993-94). He is the Chairman of Hong Kong Information Technology Industry Council and a member of the General Committee of the Federation of Hong Kong Industries. Other memberships include the Hong Kong Trade Development Council Electronics and Electrical Appliances Advisory Committee; and the Chinese People’s Political Consultative Conference of Anhui Province in the People’s Republic of China.

Group Managing Director & Chief Executive Officer

Andrew Brandler, MA, MBA, ACA

          Mr. Brandler holds an MA degree from the University of Cambridge and an MBA degree from Harvard Business School, and is a Member of The Institute of Chartered Accountants in England and Wales. He joined us as the Group Managing Director & Chief Executive Officer in May 2000 and is responsible for our overall performance. Prior to joining us, Mr. Brandler was an investment banker, specializing in the energy and utility sectors and was the Head of Asia-Pacific Corporate Finance with Schroders, based in Hong Kong.

Executive Director & Chief Financial Officer

Peter P. W. Tse, BSc (Eng.), MSc, FCA, FHKSA

          Mr. Tse holds a BSc (Eng.) degree in Mechanical Engineering from the University of Hong Kong and an MSc degree from the University of Stirling in Scotland. He is a Fellow of The Institute of Chartered Accountants in England and Wales and a Fellow of The Hong Kong Society of Accountants. Mr. Tse is the Chief Financial Officer of our Group. He is responsible for our financial and treasury affairs, investor relations and property business. Before joining us in 1981, he worked with Deloitte & Co. in London and Hong Kong, and the Swire Group. Mr. Tse is a member of the Listing Committees of the Main Board and Growth Enterprises Market Board of The Stock Exchange of Hong Kong Limited and a member of the Dual Filing Advisory Group of Securities and Futures Commission.

Director & Company Secretary

Peter W. Greenwood, MA, FCS, FCIS

          Mr. Greenwood holds an MA degree in law from the University of Cambridge. He is a Fellow of The Institute of Chartered Secretaries in England and a Fellow of The Hong Kong Institute of Company Secretaries. He is a solicitor in England and Wales and in Hong Kong as well as being qualified as an avocat in France. Mr. Greenwood is the Corporate Counsel and Company Secretary of our Group. He is responsible for corporate secretarial and group legal affairs. Before joining us in 1995, he was a Senior Commercial Lawyer with the Provisional Airport Authority, Hong Kong, and had also been in private practice as a solicitor with leading corporate law firms in the United Kingdom, Hong Kong and France.

Alternate Director

L. J. Ryerkerk, BS

          Ms. Ryerkerk is the Chairman of ExxonMobil Energy Limited, Castle Peak Power Company Limited and Hong Kong Pumped Storage Development Co., Limited. She is also a Director of CLP Power and CLP Research Institute Limited. A graduate in Chemical Engineering from Iowa State University, she joined Exxon Corporation (currently known as Exxon Mobil Corporation) in 1984 and has extensive experience in operations, technical and manufacturing in both petroleum refining and chemical industries within the United States. She joined ExxonMobil Energy Limited in Hong Kong in April 2001 and assumed her current position as the Chairman and Managing Director in January 2003.

Executive Officers

          For the biographical details of Mr. Andrew Brandler, Mr. Peter P. W. Tse and Mr. Peter W. Greenwood, please refer to the details shown above.

Betty Yuen, B.Comm., CA (Canada)
Managing Director, CLP Power

          Mrs. Yuen has overall responsibility for CLP Power, which is a vertically integrated electricity utility serving over 2 million customer accounts in Kowloon and the New Territories of Hong Kong. Mrs. Yuen began her career in public accounting in Canada. She spent 13 years with ExxonMobil Energy Limited and her latest position there was Executive Director – Finance and Development before taking up the position in CLP Power as Director – Finance and Planning in 1999. Mrs. Yuen assumed her current position in April 2002.

Y. B. Lee, BSc, MSc, PhD, DIC, C.Eng, MIEE, FHKIE
Managing Director, CLP Power China

          Dr. Lee is responsible for the development and management of our electricity business and relations in the Chinese mainland. He holds a BSc degree in Electrical Engineering from the University of Hong Kong, an MSc degree from Imperial College, University of London and a Ph.D. degree from the University of Bath. He is a Chartered Engineer and a Fellow of the Hong Kong Institution of Engineers. He first joined our Group in 1976 and had taught at the University of New South Wales, Australia.

Richard McIndoe, MA, MBA
Managing Director, CLP Power International

          Following the departure of Mr. Kenneth W. Oberg from CLP Power International in the end of December 2002, Mr. McIndoe took up the position of Managing Director of CLP Power International on January 1, 2003. Mr. McIndoe joined our Group in November 2002 and is now responsible for the development and management of our electricity business in the Asia-Pacific region. He is an experienced electricity industry professional with extensive regional background in transaction execution and asset management. He worked for InterGen since 1998 as Managing Director, China, and previously as Vice President – Development and Finance. Prior to joining InterGen, Mr. McIndoe spent a number of years with S.G. Warburg in Hong Kong. He holds an MA degree from the University of Cambridge and an MBA degree from INSEAD Business School in France.

B. Compensation

          Our fees paid to the Non-executive Directors are set at levels in line with market practice, based on a formal independent review undertaken no less frequently than every three years. The latest review was undertaken in January 2003 by Deloitte & Touche Management Solutions Limited. The levels of remuneration for Non-executive Directors have remained unchanged since 1995.

          For Executive Directors, Executive Officers and other senior management within the CLP Group, we have adopted a Senior Executive Remuneration Programme which was revised with effect from May 1, 2001. The programme consists of base compensation, retirement and medical benefits and performance-based incentive schemes. The programme includes an Annual Incentive Plan and a Long-term Incentive Plan. The Annual Incentive Plan focuses on achievement of annual objectives and to reward senior management for the results achieved and is payable annually in cash. The Long-term Incentive Plan aims to align management and shareholder interests. The Long-term Incentive Plan ties to our long-term share performance by using a Phantom Share Plan with a vesting period of three years. We pay our senior management an amount equal to the product of a notional number of shares, determined by performance, and the prevailing share price at the end of the three-year period. We recognize such incentive bonus as expense on a pro-rata basis throughout the three-year period. Subject to certain vesting conditions, the award is payable in the first quarter of the fourth year. We expect to make the first award in 2004.

          Early retirement/termination compensation is not part of the remuneration arrangements for our senior management but may be payable, where appropriate, upon approval by the Chairman of our Human Resources and Remuneration Committee, which comprises solely Non-executive Directors.

Directors’ Remuneration

          For 2002, our Directors’ remuneration included their fees of HK$2 million (of which HK$589,167 was paid to our Independent Non-executive Directors); base compensation, allowances and benefits in kind of HK$13 million; performance bonus of HK$10 million; contribution made to provident funds on Directors’ behalf of HK$2 million and early retirement compensation of HK$10 million. The remunerations paid to our Directors is within the following bands:

Remuneration(1)			Number of Directors

HK$ nil	-	HK$1,000,000	13
HK$5,000,001	-	HK$5,500,000	1
HK$8,000,001	-	HK$8,500,000	1
HK$9,000,001	-	HK$9,500,000	1
HK$13,000,001	-	HK$13,500,000(2)	1

           The remuneration details of the current Executive Directors in 2002 are shown below:

	Base
	Compensation,
	Allowances &	Performance	Provident Fund
	Benefits	Bonus(1)	Contribution	Total(3)

		(HK$ millions)

Group Managing Director & CEO	4.7	3.7	0.6	9.0
Executive Director & CFO	4.3	3.5	0.5	8.3
Director & Company Secretary	3.2	1.7	0.4	5.3

	12.2	8.9	1.5	22.6

(1)	Performance bonus presented above consists of annual incentives only. Long-term incentives only vest and become payable once the relevant vesting conditions have been satisfied.

(2)	Early retirement compensation was paid to a former Executive Director.

(3)	These figures included estimated performance bonus for 2002, bonus paid in 2002 in respect of services rendered during 2001 and compensation for untaken annual leave. The final amount of the performance bonus payable for 2002 was determined by the Human Resources & Remuneration Committee of the Board after the release of the 2002 annual results in February 2003; whilst the compensation for untaken leave was a one-off payment as a result of the alignment of our benefit programmes with market practice. After adjusting for the difference between the actual and estimated amounts of the performance bonus and the one-off compensation for untaken leave, the remuneration of our Group Managing Director & CEO, Executive Director & CFO and Director & Company Secretary were HK$8.6 million, HK$7.3 million and HK$5.5 million respectively for 2002.

Executive Officers’ Remuneration

          Our Executive Officers include three who served as Directors for the full year in 2002 and one who retired and served as a Director for part of the year. The Executive Officers have joined the defined contribution section of our retirement fund, with our contribution to the retirement fund amounting to a maximum of 12.5% of base compensation. For 2002, our Executive Officers’ remuneration included base compensation, allowances and benefits in kind of HK$22 million; performance bonus of HK$16 million; contribution made to provident funds on Executive Officers’ behalf of HK$4 million and early retirement/termination compensation of HK$18 million. The remuneration paid to our Executive Officers in office in 2002 is within the following bands:

Remuneration(1)			Number of Executive Officers

HK$5,000,001	-	HK$5,500,000	1
HK$6,000,001	-	HK$6,500,000	2
HK$8,000,001	-	HK$8,500,000	1
HK$9,000,001	-	HK$9,500,000	1
HK$11,500,001	-	HK$12,000,000(2)	1
HK$13,000,001	-	HK$13,500,000(2)	1

(1)	Performance bonus presented above consists of annual incentives only. Long-term incentives only vest and become payable once the relevant vesting conditions have been satisfied.

(2)	Early retirement/termination compensation was paid to two individuals, including one former Executive Director.

          We have expanded the information on the remuneration of Non-executive Directors, Executive Directors and senior management, as set out in Notes 6 and 7 to our financial statements. See “Item 17. Financial Statements” in this annual report.

C. Board Practices

          For discussion of the term of office of members of our Board, see “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management”.

          We and our subsidiaries have not signed any service contract with any of our Directors and Executive Officers in respect of provision of benefits upon termination of employment.

          Our Board of Directors has appointed the following Board Committees to oversee particular aspects of our affairs. Management and third parties are co-opted to the Committees as required. The membership and a summary of the terms of reference of each Committee appointed by our Board of Directors are listed below. Full terms of reference of these Committees and Members’ attendance are set out on our website at www.clpgroup.com.

Audit Committee

Members: V. F. Moore (Chairman), S. Y. Chung, Hansen C. H. Loh and Paul M. L. Kan

          The Audit Committee was established in 1981. All of its members are appointed from the Independent Non-executive Directors having appropriate professional qualifications and experience in financial matters. Our board of directors has designated Mr. V. F. Moore, Chairman of the Audit Committee, as our audit committee financial expert, as defined by rules of the U.S. Securities and Exchange Commission or the SEC, under the U.S. Sarbanes-Oxley Act of 2002. During 2002, the terms of reference of the Committee were amended to align with the recommendations set out in “A Guide for Effective Audit Committees” issued by the Hong Kong Society of Accountants. Those terms of reference were further revised to comply with the requirements of the Sarbanes-Oxley Act and its implementation regulations adopted by the SEC. It should however be noted that the requirements of audit committee under the Sarbanes-Oxley Act do not apply to us because our securities are not listed on any national stock exchange in the United States or quoted on any inter-dealer quotation system in the United States. The Audit Committee’s main duties include those to:

•	Review the completeness, accuracy and fairness of half-yearly and annual financial statements;

•	Retain, dismiss and replace the Group’s external auditors, subject to endorsement by our Board and final approval and authorization by our shareholders in General Meeting;

•	Pre-approve all audit and permissible non-audit services to be performed by the Group’s external auditors and the associated fees;

•	Review the work of the Group’s external auditors and the relevant fees and terms;

•	Review results of audits performed by the Group’s external auditors and appropriate action required on significant control weaknesses;

•	Meet with the Group’s external auditors, whenever they consider it necessary;

•	Conduct annual audit planning reviews with the Group Internal Auditor;

•	Ensure co-ordination between the Group’s external auditors and Group Internal Auditor is adequate;

•	Review the system of internal controls in use by us; and

•	Approve and adjust procedures for: (i) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

          The Committee has authority to obtain external legal or other independent professional advice, to secure the attendance of outsiders with relevant experience and expertise, and to approve the fees payable to such advisors and any other terms of retention, if it considers this necessary.

          The Audit Committee meets every six months. Special meetings may be called at the discretion of the Chairman of the Audit Committee or at the request of senior management to review significant control or financial issues. The Audit Committee Chairman gives an annual report to our Board covering the Committee’s activities for the year and highlighting any significant issues. The Audit Committee met twice in 2002.

	No. of Meetings Attended
	2001	2002

V. F. Moore	2	2
S. Y. Chung	2	2
Hansen C. H. Loh	2	2
Paul M. L. Kan*	—	2
* appointed on January 1, 2002

Finance and General Committee

Members:	J. S. Dickson Leach (Chairman), W. E. Mocatta, V. F. Moore, Andrew Brandler and Peter P. W. Tse

          The Finance and General Committee meets as and when required to review our financial operations. Such reviews include group-wide financial, accounting, treasury and risk management policies, major financing transactions, corporate plans and budgets. The Committee also reviews major acquisitions of, or investments in, companies, businesses or projects, and their funding requirements. The Finance and General Committee met seven times in 2002.

Human Resources & Remuneration Committee

Members: J. S. Dickson Leach (Chairman), W. E. Mocatta, V. F. Moore, S. Y. Chung and P. C. Tan

          The Human Resources & Remuneration Committee meets as and when required to consider and review human resources policies, particularly those governing the terms and conditions of service of our employees, remuneration (including that of Executive Directors and senior management), retirement benefits, management development and succession plans. In line with good practice in such matters, there are no Executive Directors on this Committee. Three meetings of the Human Resources & Remuneration Committee were held in 2002.

Nomination Committee

Members:	Michael D. Kadoorie (Chairman), S. Y. Chung and William K. Fung

          The Nomination Committee was established in 2003 to enhance transparency in the nomination of new directors by taking on the responsibility of recommending nominees for appointment to our Board. The Nomination Committee comprises the Chairman of our Board and two Independent Non-executive Directors. The Nomination Committee reviews the structure, size and composition of our Board and makes recommendations to our Board with particular regard to ensuring a substantial majority of the Directors on our Board being independent of management. It also identifies and nominates qualified individuals, subject to the approval of our Board, to be additional Directors or fill Board vacancies as and when they arise.

Provident & Retirement Fund Committee

Members:	W. E. Mocatta (Chairman), R. Bischof, Peter P. W. Tse and Trustee

          The Provident & Retirement Fund Committee advises the trustees to our retirement funds on investment policy and objectives of those funds. The Committee meets regularly to review the position of the funds, to monitor the performance of the investment managers, and to consider and make recommendations to the trustees on the appointment and removal of investment managers and on the investment of available funds outside the portfolios of the investment managers. The Provident & Retirement Fund Committee met four times in 2002.

Public Affairs Committee

Members:	Andrew Brandler (Chairman), W. E. Mocatta, J. S. Dickson Leach, V. F. Moore, P. C. Tan, S. Y. Chung, Hansen C. H. Loh, Peter P. W. Tse, Y. B. Lee, Betty Yuen and Richard McIndoe

          The Public Affairs Committee oversees the development and implementation of our public relations programmes with a view to improving the public image and the general understanding by the public of the CLP Group. Three meetings of the Committee took place during 2002.

          The Hon. Michael D. Kadoorie is an “Ex-officio” Member of Finance and General Committee, Human Resources and Remuneration Committee, Provident & Retirement Fund Committee and Public Affairs Committee.

Corporate Governance

          Corporate governance is above all a matter of culture – a shared commitment to do the right thing.

          We recognize that it is possible for a company to institute a full framework of policies, procedures and rules but still have poor corporate governance. To avoid such a pitfall, we aim to create a corporate governance regime which combines a cultural emphasis on honesty and integrity with a formal structure of policies and systems, which includes checks and balances to monitor compliance with ethical standards.

          Our cultural imperative stems from:

•	A clear and longstanding decision by our Board and management to adopt and promote good ethical behaviour;

•	The obligations that come from being a public utility with responsibilities to the communities we serve and the public scrutiny that this involves; and

•	An awareness that the long-term interests of our company are best served by maintaining a strong commitment to honest and open business practices.

          In this section, we set out the measures we have put in place to support our cultural commitment to good governance. Our aim is to enable our stakeholders to form their own view on our governance and decide whether this properly reflects the standards they require of us.

Shareholders

          Our Board and senior management recognize their responsibility to represent the interests of the shareholders and to maximize shareholder value.

          We use a number of formal channels to account to shareholders for our performance and operations. We report to shareholders on a quarterly basis. The Annual General Meeting, or AGM, provides an opportunity for communication between our Board and shareholders. We regard the AGM as an important event in a corporate year and all our Directors and senior management make special efforts to attend. The Chairman of the Audit Committee will usually attend the AGM to answer questions. Active participation by shareholders at the AGM is welcome. In addition, our Corporate Secretarial Department and Investor Relations Department respond to letters and telephone enquiries from shareholders/investors on various issues throughout the year. We have also set up a shareholders’ hotline ((852) 2678-8228).

The Board

          Our Board is accountable to the shareholders for leading us in a responsible and effective manner. Our Directors, collectively and individually, are aware of their responsibilities to the shareholders for the manner in which our affairs are managed and operated. Each Director is expected to act in good faith in the best interests of our company. Our Board establishes the strategic direction of the CLP Group, sets the objectives of our management and monitors its performance. Our Board also oversees the management of our relationships with representatives of governments, customers, the community, interest groups and others who have a significant interest in the responsible conduct of our business.

          Our Board has established written procedures to determine which issues require a decision of the full Board and which can be delegated to Board Committees or management. Matters reserved to the full Board for decision include any matters involving a conflict of interest for a substantial shareholder or a Director, material acquisitions and disposals of assets, investments, capital projects, authority levels, treasury policies, risk management policies and key human resources issues.

          Our Company Secretary is responsible to our Board for ensuring that Board procedures are followed and that applicable laws and regulations are complied with. These include obligations on Directors relating to disclosure of interests in securities, disclosure of any conflict of interest in a transaction involving our Group, prohibitions on dealing in securities and restrictions on disclosure of price-sensitive information.

          All Directors (with the exception of the Group Managing Director and two Executive Directors) are non-executive and independent of management, thereby promoting critical review and control of the management process. Our Board includes five Independent Non-executive Directors to whom any shareholder concerns can be conveyed. This helps ensure that our Board takes into account the interests of all shareholders. The non-executive members of our Board bring a wide range of business and financial experiences to our Board, which contribute to the effective direction of the Group.

          The posts of Chairman and the Group Managing Director are separate. There is a clear distinction between the Chairman’s responsibility for managing the operations of our Board and the Group Managing Director’s responsibility for running our business.

          Our full Board meets in person at least once every three months and specially when a board decision is required on major issues. Five Board meetings were held in 2002.

	No. of Meetings Attended
	2001	2002
	(6 Meetings	(5 Meetings
	in Total)	in Total)

Non-executive Directors
Michael D. Kadoorie (Chairman)	5	3
W. E. Mocatta (Vice Chairman)	6	5
J. S. Dickson Leach (Vice Chairman)	4	4
R.J. McAulay	3	3
J. A. H. Leigh	4	4
R. Bischof	6	5
S. F. Goldmann (retired with effect from January 1, 2003)	4	4
I. D. Boyce	6	4
Independent Non-executive Directors
S. Y. Chung	4	5
William K. Fung	3	4
V. F. Moore	5	5
Hansen C. H. Loh	6	5
Paul M. L. Kan (appointed on September 7, 2001)	2	5
	(out of 2 meetings)
Executive Directors
Andrew Brandler	6	5
Peter P.W. Tse	4	5
Peter W. Greenwood (appointed on September 7, 2001)	2	5
	(out of 2 meetings)

          We have adopted practices which meet and, in many instances, exceed the provisions of the Code of Best Practice contained in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong (Listing Rules).

          The appointment of new Directors is a matter for consideration by the Nomination Committee and decision by the full Board. All Directors are subject to election by shareholders at the AGM in their first year of appointment. New Directors are expected to have such expertise to qualify them to make a positive contribution to the performance by our Board of its duties and to give sufficient time and attention to our business affairs.

          One-third of the Non-executive Directors retire by rotation and submit themselves for re-election by shareholders at each AGM. The Group Managing Director and the Executive Directors are currently not subject to retirement by rotation whilst holding office. With effect from the next AGM in 2004, the Group Managing Director and Executive Directors will be treated similarly to Non-executive Directors with respect to their periodic retirement and re-election.

Management and Staff

          In 2002, we issued “From Vision to Reality” – a value framework encompassing our vision, mission, strategy, values, commitments and codes applicable to all of our employees. The purpose of this framework is to reinforce our cultural and ethical standards. A series of staff briefings have been carried out to ensure awareness of this framework and to promote its application throughout our Group.

          The value framework includes a formal Code of Conduct which places all employees and Directors under specific obligations as to the ethics and principles by which our business is conducted. All staff receive training on the Code of Conduct and its implications. Employees above a designated level are required to sign annual statements confirming compliance with the Code of Conduct.

Internal Audit

          Our Group Internal Audit Department plays a major role in monitoring the internal governance of the Group. Key tasks of the department include:

•	Unrestricted access to and review of all aspects of our Group’s activities and internal controls;

•	Comprehensive audits of the practices, procedures and internal controls of all business and support units and subsidiaries on a regular basis;

•	Investigation of business ethics, conflicts of interest and other company policy violations;

•	Special reviews of areas of concern identified by management;

•	Liaison with the Independent Commission Against Corruption in Hong Kong, particularly with a view to incorporating preventive measures and reducing potential malpractice; and

•	Maintenance of the Code of Conduct on an evergreen basis and assuring that effective training is periodically conducted.

          Our Group Internal Auditor reports directly to our Group Managing Director and has direct access to our Board through the Chairman of the Audit Committee. Our Group Internal Auditor has the right to consult the Audit Committee without reference to our management.

          In 2002, our Group Internal Audit Department issued reports to senior management covering various operational and financial units of the Group, including several joint venture activities outside Hong Kong. Group Internal Audit also conducted reviews of computer operations, as well as areas of concern identified by management.

          The annual audit plan, which is reviewed by the Audit Committee, is based on a risk assessment methodology, which assists in determining business risks and establishing audit frequencies. Concerns which have been reported by Group Internal Audit are monitored quarterly by management until appropriate corrective measures have been implemented.

External Auditors

          In order to maintain the independence of the Group’s external auditors and in line with the applicable requirements of the U.S. Sarbanes-Oxley Act and rules thereunder, the external auditors will not be employed for non-audit work unless this constitutes permissible non-audit work as defined in the Sarbanes-Oxley Act and has been pre-approved by the Audit Committee. In addition, there must be clear efficiencies and value-added benefits to us from that work being undertaken by the external auditors, with no adverse effect on the independence of their audit work, or the perception of such independence.

          For 2001 and 2002, our external auditors, PricewaterhouseCoopers Hong Kong, provided the following non-audit services to us:

	2001	2002

	(HK$ millions)
Due diligence and accounting advisory services
relating to business developments	3	2
Taxation services	1	1
Other advisory services	1	—

Other Stakeholders

          Good governance requires due regard to the impact of business decisions (including their environmental impact) not only on shareholders, but also on other key stakeholders whose support for and participation in our business is important for our long-term success and viability.

Internal Control and Risk Management

          Our Board determines policies for risk management and control. Our Board reviews regularly our strategies and the risks and controls associated with these strategies. Management of our company designs, operates and monitors risk management and control processes to implement our strategies effectively. Internal control systems have been designed to allow our Board to monitor our overall financial position, to protect our assets and to assure against material financial misstatement or loss. Our Directors are responsible for these systems, and authorizations and guidelines are in place. Specific categories of risk are also reviewed by appropriate Committees and subsidiary Boards.

          Our Group Managing Director & Chief Executive Officer, or CEO, and Executive Director & Chief Financial Officer, or CFO, are obliged to maintain the effectiveness of the disclosure controls and due diligence procedures, and to report any significant changes, deficiencies and material weaknesses in, and fraud related to, internal controls to the Audit Committee and the Group’s external auditors.

          The CEO and CFO submit an annual “General Representation Letter” to the Audit Committee, in which they give a personal certification of compliance by themselves and their subordinates with a range of key internal control systems, disciplines and procedures. These letters rest on similar letters of representation issued by individual managers across our Group, which certify compliance with the internal controls as to their particular businesses, departments and activities. These General Representation Letters reinforce personal responsibility for good governance and controls at all levels within the Group.

Code for Securities Transactions by Directors and Specified Individuals

          We have our own Code for Securities Transactions by Directors and Specified Individuals pursuant to the Hong Kong Stock Exchange Model Code for Securities Transactions and Part XV of the Hong Kong Securities and Futures Ordinance.

Open Communication

          We have a policy of open communication and fair disclosure. Financial results are announced as early as possible, and audited accounts are published within three months after the end of the financial year. Quarterly reports are issued to keep shareholders informed of our performance and operations.

          Our website enables our shareholders and other stakeholders to obtain information on our corporate governance structure, policies and systems. The “Corporate Governance” section of our website includes:

•	“Corporate Governance – CLP Principles & Practices”;

•	Value Framework including Code of Conduct;

•	CLP Fair Disclosure Policy;

•	Policy and Guidelines on the Provision of Gifts and Entertainment;

•	General Representation Letter;

•	Memorandum and Articles of Association of our company;

•	Biographical data on Directors and senior management;

•	Terms of reference of Board Committees;

•	Frequency and length of Board and Board Committee meetings, volume of briefing papers considered and Members’ attendance;

•	Annual General Meeting proceedings;

•	Top 10 shareholders of our company;

•	Analysts’ briefings; and

•	Most frequently asked questions from analysts (regularly updated).

Enhancement of Corporate Governance Standards

          Corporate governance is an evolving process. We regularly check and amend our corporate governance principles and practices in light of experience, regulatory requirements and international developments. For example, in recent years, we have increased our disclosure in areas of growing shareholder interest, such as auditors’ independence, directors’ remuneration and off-balance sheet liabilities.

          Disclosure is a key means to enhance our corporate governance standards, in that it provides our shareholders with the information necessary for them to form their own judgement and to provide feedback to us. Shareholders or other stakeholders, who have any comments or suggestions on our corporate governance standards, are welcome to write to our Company Secretary.

D. Employees

          As of December 31, 2002, we had a total workforce of 4,303, an increase from 4,085 at December 31, 2001; of which 3,865, an increase from 3,640 at December 31, 2001, were employed in the Scheme of Control business. Of the total number of employees as of December 31, 2002, 2% were management and senior manager, 23% were managerial and professional staff, 43% were general staff and 32% were industrial workers. Substantially all of our employees are located in Hong Kong and they do not have any unions or labor organizations. Our workforce is characterized by (a) stability and loyalty and (b) a high level of technical and professional skills. The employee voluntary turnover rate was 4.9% in 2002.

          Total remuneration for 2002 was HK$2,046 million (US$262 million). Our remuneration policies are to attract, retain and motivate high performing staff. Our “pay-for-performance” remuneration system consists of two components – base compensation and annual incentive. Base compensation is reviewed annually, taking into consideration the competitive market position, market practice and individual performance. Staff receive an annual incentive determined by the achievement of pre-set individual, functional, corporate and CLP Group objectives and the incentive award ranges from zero to twice the target award.

          We have revised a number of major benefit programmes to support our pay philosophy. We currently operate two retirement funds, established under separate trusts, with one for professional and general staff and the other for industrial staff. We have obtained the relevant approvals in principle to consolidate the two retirement funds under a new single trust, which will commence to operate in June 2003, to streamline our operation and enhance administrative efficiency. The retirement fund under the new trust is a defined contribution programme which provides benefits linked to contributions and investment returns made on the programme, with additional guarantee that the individual member’s benefit will not be less than the amount of our mandatory contributions to a basic Mandatory Provident Fund scheme which commenced on December 1, 2000 and is operated by an independent service provider. Other benefit programmes such as medical coverage and annual leave policies were further revised in 2002 to align with market practices.

          We are committed to nurturing a learning culture throughout the organization. In 2002, 30,930 man-days were allocated to staff training and development. We also have a structured process to proactively identify, manage and develop high potentials to ensure a continuum of competent leadership over time for all key positions.

E. Share Ownership

          The following table sets forth the share ownership of our Directors and Executive Officers in our company as of May 31, 2003.

	No. of ordinary shares held

Directors/	Personal	Family	Corporate	Other		Total		Percentage
Executive Officers	Interests	Interests	Interests	Interests		Interests		Holding

The Hon. Michael D. Kadoorie	—	1,243	—	472,423,717	(1)&(2)	472,424,960	(4)	19.62%	(4)
W. E. Mocatta	—	250,000	—	—		250,000		—	(5)
J. S. Dickson Leach	3,436	—	—	—		3,436		—	(5)
R. J. McAulay	13,141	—	—	439,787,424	(1)&(3)	439,800,565	(4)	18.26%	(4)
The Hon. Sir S. Y. Chung	393,789	—	—	—		393,789		—	(5)
William K. Fung	120,000	—	—	—		120,000		—	(5)
R. Bischof	35,000	—	—	—		35,000		—	(5)
P. C. Tan	—	5,000	—	—		5,000		—	(5)
Andrew Brandler	20,600	—	—	—		20,600		—	(5)
Peter P. W. Tse	20,600	—	—	—		20,600		—	(5)
Peter W. Greenwood	5,600	—	—	—		5,600		—	(5)
Y. B. Lee	600	15,206	—	—		15,806		—	(5)

(1)	233,379,505 shares were held by discretionary trusts, of which The Hon. Michael D. Kadoorie and Mr. R. J. McAulay are two of the beneficiaries.

(2)	239,044,212 shares were held by discretionary trusts, of which The Hon. Michael D. Kadoorie is a beneficiary.

(3)	206,407,919 shares were held by discretionary trusts, of which Mr. R. J. McAulay, his wife and members of his family are beneficiaries.

(4)	The interests of The Hon. Michael D. Kadoorie and Mr. R. J. McAulay are duplicated to the extent of 233,379,505 shares by the interests held by the discretionary trusts mentioned in (1) above.

(5)	None of the Directors and Executive Officers beneficially owns one percent or more of our outstanding shares.

          Mr. S. F. Goldmann, who retired effective from January 1, 2003, had disclosed personal interests in 2,400 American Depositary Receipts representing 2,400 shares as at December 31, 2002.

          We do not have, and have never had, a share option scheme. Accordingly, as of May 31, 2003, there were no options outstanding to purchase shares from us.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

          The following table sets forth certain information as of December 31, 2000, December 31, 2001, December 31, 2002 and May 31, 2003 with respect to major shareholders known to us to be the owner, including beneficial owners, of more than 5% of our ordinary shares.

	As of December 31,		As of December 31,		As of December 31,		As of May 31,
Name	2000		2001		2002		2003

	Number of	%	Number of	%	Number of	%	Number of	%
	shares held	holding	shares held	holding	shares held	holding	shares held	holding
Bermuda Trust
Company Ltd	569,247,306	27.35%	682,978,836	28.20%	682,978,836	28.36%	682,978,836	28.36%

(1)	The interests of Bermuda Trust Company Limited in shares of our company include the shares held by discretionary trusts of which The Hon. Michael D. Kadoorie and/or Mr. R. J. McAulay are among the beneficiaries as disclosed in “Item 6. Directors, Senior Management and Employees – E. Share Ownership”.

(2)	New Boron Holding Corporation, Esko Limited, Hesko Limited, Mikado Holding Inc., Mikado Investments Limited and The Hon. Michael D. Kadoorie notified the Stock Exchange of Hong Kong on April 14, 2003 of the following interests in our company attributable to and discloseable by them pursuant to the Securities and Futures Ordinance as of April 1, 2003 (and so far as our company is aware such interests remained unchanged as of May 31, 2003):

Name	As of May 31, 2003

	Number of shares held	% holding

New Boron Holding Corporation	193,512,472	8.04%
Esko Limited	233,379,505	9.69%
Hesko Limited	233,379,505	9.69%
Mikado Holding Inc.	239,044,212	9.93%
Mikado Investments Limited	239,044,212	9.93%
The Hon. Michael D. Kadoorie	472,424,960	19.62%

The interests of New Boron Holding Corporation, Esko Limited, Hesko Limited, Mikado Holding Inc. and Mikado Investments Limited in our company are duplicated by the interests in our company held by Bermuda Trust Company Limited which effectively controls them. The attributable interests held by The Hon. Michael D. Kadoorie are those identified in “Item 6. Directors, Senior Management and Employees – E. Share Ownership”, and apart from the minor family interests so identified therein, they are also duplicated by the interests in our company held by Bermuda Trust Company Limited.

(3)	Bermuda Trust Company Limited, The Hon. Michael D. Kadoorie, Mr. R. J. McAulay, The Sir Horace Kadoorie International Foundation and The Incorporated Trustees of the Kadoorie Foundation, or the Parties, are treated, and were registered on December 30, 2002 by the Securities and Futures Commission of Hong Kong, for the purposes of the Hong Kong Code on Takeovers and Mergers as holding in aggregate voting rights in respect of 839,028,074 ordinary shares in our company as at October 19, 2001, representing 33.96% of our issued share capital on that date. We, however, are not aware of any voting agreement among the Parties. As at May 31, 2003, the Parties’ aggregated voting rights in us for those purposes had increased to 34.84% as a result of our repurchases of ordinary shares pursuant to our Share Repurchase Programme described below.

          The increase in number of shares held by our major shareholder in 2001 resulted primarily from the one-for-five bonus issue in April 2001. None of our major shareholders has different voting rights from those of our other shareholders.

          As recorded on December 30, 2002 in the Register of Shareholdings under Rule 26.6 of the Hong Kong Code on Takeovers and Mergers maintained by the Securities and Futures Commission, Bermuda Trust Company Limited, The Hon. Michael D. Kadoorie, Mr. R. J. McAulay, The Sir Horace Kadoorie International Foundation and The Incorporated Trustees of the Kadoorie Foundation, or the Parties, are treated under that Code as holding in aggregate voting rights in respect of 839,028,074 ordinary shares in our company as at October 19, 2001, representing 33.96% of our issued share capital on that date. As at May 31, 2003, the Parties’ aggregated interests in us increased to 34.84% as a result of our repurchases of ordinary shares pursuant to our Share Repurchase Programme. In 2002, we repurchased a total of 13,240,500 shares from the market, as compared to 75,986,000 shares in 2001. All of the shares we repurchased were cancelled in accordance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong.

          As of May 31, 2003, we had a total of 2,408,245,900 shares outstanding. At the same date, 18,461,193 American Depositary Shares, or ADSs, were outstanding, representing 18,461,193 shares or approximately 0.77% of the total number of our outstanding shares. These ADSs were held by 828 record holders, including nominee holders and out of the 828 record holders, a total of 826 had registered addresses in the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

B. Related Party Transactions

          We from time to time have engaged in a variety of transactions with our affiliates in the normal course of business. Our policy is to encourage competition among suppliers that may include our affiliates. We usually select our suppliers through competitive bidding procedures. We believe that the transactions with our affiliates have been conducted on an arm’s length basis or on terms as favorable to us as would be obtainable at the time in a comparable arm’s length transaction with a non-affiliate. See Note 32 to the financial statements included in “Item 17. Financial Statements” in this annual report.

CAPCO

          Under a contract between CLP Power and CAPCO, a company in which CLP Power holds a 40% equity interest, we, through CLP Power, are obligated to purchase all of the electricity generated by CAPCO. Pursuant to the contract, the price paid by CLP Power to CAPCO is sufficient to cover all of CAPCO’s operating expenses as well as CAPCO’s share of return permitted under the Scheme of Control. See “Item 4. Information on the Company — B. Business Overview — Electricity Business in Hong Kong — Scheme of Control; and — Power Purchases from CAPCO”. In 2002, we purchased approximately 68% of our electricity from CAPCO at a price of HK$10,191 million (US$1,307 million), as compared to HK$9,815 million in 2001 and HK$9,735 million in 2000.

          In addition, CLP Power has provided funds to CAPCO as shareholders’ advances in the form of interest-free loans. During 2002, CLP Power advanced HK$1,986 million (US$254 million) to CAPCO and CAPCO repaid HK$1,398 million (US$179 million). As of December 31, 2002, CLP Power’s advances to CAPCO amounted to HK$4,934 million (US$633 million), as compared to HK$4,346 million in 2001 and HK$4,055 million in 2000. The largest amount of shareholders’ advances outstanding during 2002 was HK$5,099 million (US$654 million).

          Pursuant to a deed of subordination, shareholders’ advances to CAPCO are subordinated to CAPCO’s certain debt financing and may be repaid to the extent that CAPCO’s ratio of borrowed moneys to shareholders’ funds (representing the sum of the issued share capital, shareholders’ advances, special advances, deferred taxation, retained profits and any proposed dividend) is not higher than 1.5:1. Such ratio has been kept below 1.5:1 and as at December 31, 2002, such ratio was 0.75:1, compared to 0.98:1 at 2001 and 1.16:1 in 2000. See “Item 4. Information on the Company — B. Business Overview — Electricity Business in Hong Kong — Relationship with CAPCO”.

Guangdong Daya Bay Nuclear Power Station

          Pursuant to several offtake and resale contracts, we, through CLP Power, are obligated to purchase a total of 70% of the output of Guangdong Daya Bay Nuclear Power Station, or GNPS, in Guangdong Province, China. The contracts extend for 20 years from 1994. Under the contracts, we have a right to purchase 25% of the electricity generated by GNPS for additional five years. The price for electricity generated by GNPS through the term of the contracts is determined by a formula based on GNPS’s operating costs and a calculation of profits by reference to shareholders’ funds and the capacity factor for a given year. In 2002, we purchased approximately 32% of our power from GNPS at a price of approximately HK$4,976 million (US$638 million), as compared to HK$5,013 million in 2001 and HK$4,587 million in 2000. Our wholly owned subsidiary, Hong Kong Nuclear Investment Company Limited, owns a 25% equity interest in GNPS. See “Item 4. Information on the Company — B. Business Overview —Electricity Business in Hong Kong — Non-CAPCO Power Purchases/Storage Facilities”.

Hong Kong Pumped Storage Development Company, Limited

          Hong Kong Pumped Storage Development Company, Limited, or PSDC, in which we, through CLP Power, hold a 49% equity interest, has the right to use 50% of the 1,200 MW capacity of Phase 1 of Guangzhou Pumped Storage Power Station for 40 years from 1994. Pursuant to a contract between CLP Power and PSDC, we have the right to make use of that capacity. The price paid by us to PSDC is sufficient to cover all of PSDC’s operating expenses, taxation and net return. In 2002, we paid PSDC approximately HK$419 million (US$54 million) for the pumped storage service, as compared to HK$424 million in 2001 and HK$457 million in 2000.

          In addition, CLP Power has provided funds to PSDC as shareholders’ advances in the form of interest-free loans. During 2002, we advanced HK$160 million (US$21 million) to PSDC and PSDC repaid HK$150 million (US$19 million). As of December 31, 2002, our advances to PSDC amounted to HK$300 million (US$38 million), as compared to HK$290 million in 2001 and HK$285 million in 2000. The largest amount of shareholders’ advances outstanding during 2002 was HK$321 million (US$41 million). See “Item 4. Information on the Company — B. Business Overview —Electricity Business in Hong Kong — Non-CAPCO Power Purchases/Storage Facilities”.

C. Interest of Experts and Counsel

          Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Statements

          Please refer to “Item 17. Financial Statements” for the financial statements which form an integral part of this annual report on Form 20-F.

Information on legal or arbitration proceedings

          We are not aware that any of us, our Directors, any member of our senior management or any of our affiliates is a party to any current or pending legal proceedings the outcome of which is expected to have a material adverse effect on us or any of our subsidiaries.

Dividend Policy

          Our dividend policy is to provide relatively consistent increases in ordinary dividends, linked to the underlying earnings performance of the business.

          Since 1993, our ordinary dividend payout ratio, which is the ratio of ordinary dividends over operating earnings excluding Hok Un redevelopment profit and property disposal gain, have been between 54% and 63%. Earnings from the property development at Hok Un have been the subject of special dividends, ranging from 54% to 100% of such earnings in each financial year in which they have arisen. To date, 91% of all Hok Un profits have been distributed to shareholders through special dividends.

          We have normally declared interim dividends and final dividends each year to our shareholders. In line with our dividend policy, a final dividend and a special final dividend on our shares for 2002 were approved at our Annual General Meeting held on May 5, 2003. See “Item 5. Operating and Financial Review and Prospect — A. Operating Results”.

          The form, frequency and amount of future dividends on our shares will depend upon our earnings, financial condition and other factors. Accordingly, we cannot assure you that we will continue to pay dividends on our shares or that future dividends will be comparable to historical dividends.

B. Significant Changes

          In November 2002, we entered into an agreement with Powergen UK plc, or Powergen, to purchase its remaining interest in Gujarat Paguthan Energy Corporation Private Limited, or GPEC, Yallourn Energy Pty Limited, or Yallourn Energy, and BLCP Power Limited, or BLCP. The total consideration for these acquisitions was HK$897 million (US$115 million). Upon completion, we would effectively own interests of 100% in GPEC, 92% in Yallourn Energy and 50% in BLCP.

          Acquisitions of Powergen’s remaining interest in BLCP, Yallourn Energy and GPEC were completed in January, April and June 2003 respectively. For more information on these acquisitions, see “Item 4. Information on the Company — B. Business Overview — Electricity Business in Other Asia-Pacific Countries” and “Item 5. Operating and Financial Review and Prospects — A. Operation Results — Critical Accounting Policies — Non-consolidation of Majority-owned Joint Ventures”.

Item 9. The Offer and Listing

Trading Market and Market Price Information for Our Shares

          The principal trading market for our shares is the Stock Exchange of Hong Kong, where over 858 million of our shares were traded in 2002. The board lot for trading in our shares on the Stock Exchange of Hong Kong is 500 shares. Our shares are also traded in the over-the-counter market in the United States in the form of American Depositary Shares, or ADSs. The ADSs are not listed on any United States securities exchange and were originally issued pursuant to several unsponsored American Depositary Receipts, or ADR, programmes. In November 1997, we appointed JPMorgan Chase Bank (formerly known as Morgan Guaranty Trust Company of New York) as the depositary for a sponsored ADR programme which replaced the previous unsponsored programmes.

          On the basis of a market capitalization of approximately HK$76 billion or approximately US$9.7 billion at the close of business on December 31, 2002, we were the 10th largest company, in terms of market capitalization, listed on the Stock Exchange of Hong Kong.

          The table below shows, for the periods indicated, the high and low closing prices (adjusted with the one-for-five bonus issue in April 2001) and the average daily trading volume for our shares and the ADSs.

	Our Shares			ADSs

	Per Share		Average Daily	Per ADS		Average Daily
			Trading			Trading
Period	High	Low	Volume	High	Low	Volume

	(HK$)	(HK$)	(in shares)	(US$)	(US$)	(in ADSs)

1998	36.667	24.875	5,605,423	4.68750	3.02083	43,020
1999	34.917	28.333	3,336,694	4.58333	3.54167	46,258
2000	32.417	24.125	3,238,031	4.12500	3.02083	120,897
2001	34.833	29.350	3,294,329	4.50000	3.40000	351,106
2002	33.000	29.500	3,473,000	4.20000	3.65000	52,931

2001:
First Quarter	34.417	29.667	3,357,300	4.37500	3.70833	109,446
Second Quarter	34.833	31.200	2,861,406	4.50000	3.50000	71,319
Third Quarter	33.300	29.500	2,255,578	4.20000	3.40000	153,625
Fourth Quarter	30.400	29.350	4,705,868	3.90000	3.50000	1,042,683

2002:
First Quarter	32.000	29.500	3,557,800	4.05000	3.65000	38,300
Second Quarter	32.700	29.850	2,978,299	4.20000	3.70000	55,014
Third Quarter	33.000	30.200	3,863,470	4.20000	3.70000	97,955
Fourth Quarter	32.500	31.000	3,469,662	4.20000	3.90000	19,539

2003:
First Quarter	32.900	31.300	3,106,234	4.25000	3.95000	25,113

December 2002	31.800	31.200	2,628,418	4.10000	3.90000	13,700
January 2003	31.800	31.300	2,849,648	4.11000	3.95000	23,567
February 2003	32.100	31.500	3,033,166	4.20000	4.00000	19,953
March 2003	32.900	32.000	3,428,930	4.25000	4.10000	31,329
April 2003	33.200	31.900	3,548,049	4.30000	4.05000	15,948
May 2003	34.100	32.000	2,972,061	4.45000	4.05000	18,705

Source: Bloomberg.

Item 10. Additional Information

A. Share Capital

          Not applicable.

B. Memorandum and Articles of Association

          Our current Memorandum and Articles of Association were adopted on October 8, 1997 and December 12, 1997, amended on October 8, 1999, April 25, 2002 and May 5, 2003 respectively.

          Under Clause 3 of our Memorandum of Association, we have the capacity and the rights, powers and privileges of a natural person.

          The following is a summary of certain provisions of our Articles of Association.

Directors

          A Director of our company who is directly or indirectly interested in a transaction, contract or arrangement with us shall disclose the nature of his interest at a meeting of the Board of Directors. A Director shall not vote on a transaction in which he has a material interest and that Director shall not be counted in the quorum present at the meeting for such transaction. However, a Director may vote and be counted in the quorum regarding a transaction in which such Director has a non-material interest. The question of materiality or the question of the entitlement of any Director to vote at a meeting may be resolved by the interested Director voluntarily abstaining from voting or by the Chairman of the meeting. Directors may vote on any proposals or arrangements concerning the benefit of our employees which may relate to both our Directors and employees, so long as any Director does not have any privilege or advantage not generally granted to the class of persons to which such benefit scheme relates. In addition, any of our Directors may vote on any contract for the purchase or maintenance for any Director or Directors of our company of insurance against liability. Our Board of Directors may exercise all the powers of our company to borrow any sum of money, to give guarantees or indemnities, to mortgage or charge our undertaking, property and uncalled capital, or to issue debentures or other securities for any debt, liability or obligation of our company.

          The remuneration of our Directors is determined by our shareholders in a General Meeting. The Directors’ remuneration shall be deemed to accrue from day to day.

          Our Non-executive Directors are subject to retirement by rotation. At the Annual General Meeting each year, one-third of our Directors for the time being who have been longest in office since their last election or appointment shall retire and are eligible for re-election in accordance with our Articles of Association. There is no provision for the retirement of our Directors at a specified age limit.

          Our Directors are not required to hold any of our shares by way of qualification. A Director who is not a shareholder of us is nevertheless entitled to attend and speak at shareholders meetings.

Dividends

          Our Board of Directors may declare dividends by passing an ordinary resolution at an Annual General Meeting. Our profits available for dividend and determined to be distributed shall be applied to pay dividends to shareholders according to their respective rights and priorities. Except for shares with special rights as to dividends, all dividends shall be declared and paid according to the amounts paid up or deemed paid up on shares.

          All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our Board of Directors for our benefit until claimed. If any dividend has not been claimed for six years after becoming due for payment, our Board of Directors may forfeit such dividend. After such forfeiture no shareholder or other person shall have the right to claim such dividend, but our Board of Directors may determine to pay the whole or part of such dividend to the shareholder or other person who could have claimed that dividend immediately before it was forfeited. No dividend shall bear interest against us.

Liquidation Distribution

          In the case of winding up our company and in accordance with requirements of laws, our shareholders may pass a special resolution to authorize a liquidator to divide and distribute our assets to our shareholders or, authorize the liquidator to vest the whole or part of our assets in trustees upon such trusts for the benefit of the contributories so that no shareholder will be compelled to accept shares or other securities on which there is any liability.

Shareholders Meeting

          We are required to hold our Annual General Meeting once a year. Our Board of Directors has the right to convene an Extraordinary General Meeting whenever it thinks fit. According to the applicable Hong Kong law, shareholders representing one-tenth or more voting shares of our company may request an Extraordinary General Meeting. If our Board of Directors fails to proceed to convene an Extraordinary General Meeting within 21 days from the date of the request, the original shareholders making the request or any of them representing more than one-half of the total voting rights of such shareholders may hold an Extraordinary General Meeting.

          Subject to any special rights or restrictions as to voting attached to any shares, at any general meeting, on a show of hands every shareholder who is present in person or (being a corporation) represented by proxy shall have one vote and, on a poll every shareholder present in person or by proxy or (being a corporation) represented by proxy shall have one vote for every share which he holds.

          No shareholder has the right to attend or vote or otherwise exercise the rights of a shareholder in person or by proxy at a general meeting if he has not paid up his shares if already called or becoming payable by him.

Share Capital

          We generally have the right by obtaining a general mandate at the Annual General Meeting to repurchase not more than 10% of our own shares in issue.

          Our Board of Directors may make a capital call on our shareholders with respect to the amounts unpaid on their shares and the shareholders are required to pay the call in one sum or by installment to the person at the time and place as appointed by our Board of Directors. Our Board of Directors may revoke a call or postpone the time previously fixed for the call payment.

          We have the right, by ordinary resolution, to increase our capital by a sum and the number of shares as the resolution prescribes.

          We may by ordinary resolution:

(i)	consolidate and divide some or all of our share capital into shares of a larger nominal value than our existing shares; upon such consolidation, our Board of Directors may determine, as between the holders of shares to be consolidated, which particular shares are to be consolidated into each consolidated share, and may appoint a third party to sell any fractions of shares resulting from such consolidation and distribute rateably the net proceeds of such sale to the shareholders who would otherwise be entitled to a fraction or fractions of shares;

(ii)	subject to applicable law, sub-divide some or all of our shares into shares of a smaller nominal value than is fixed by our Memorandum of Association and determine that, as between the holders of the divided shares, different rights or restrictions which we may apply to new shares may apply to some of those divided shares; or

(iii)	cancel any shares which have not been taken or agreed to be taken by any person at the date of the passing of the resolution and reduce the amount of our share capital by the amount of the shares so cancelled;

          We may also by special resolution reduce our share capital and any capital redemption reserve fund and any share premium account in any manner as authorized by law.

          We are not required to provide any sinking fund pursuant to our Articles of Association. There was no provision discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of our shares.

          There was no limitation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the shares.

Modification of Rights

          We may vary or abrogate any special rights attached to any class of our shares, with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class, or by a special resolution passed at a separate meeting of holders of the shares of that class.

Transfer of Shares

          Any transfer of our shares shall be effected by instrument of transfer in any common form, or in such other form as approved by our Board of Directors. The instrument of transfer of a share is required to be executed by the transferor and the transferee in a manner and/or by such means as our Board of Directors may approve from time to time. The transferor is deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect of the shares transferred.

          Our Board of Directors may, without assigning any reason, decline to register any transfer of any share, which is not fully paid up.

          In addition, a transfer will not be registered if:

(i)	it purports to transfer more than one class of shares;

(ii)	it is in favor of more than four joint holders;

(iii)	it is not delivered to our registered office or to any other place decided on by our Board of Directors;

(iv)	it is not accompanied by the relevant share certificate or other evidence reasonably asked for by our Board of Directors to show the entitlement of the transferor to make the transfer.

          If our Board of Directors decline to register a transfer of any share, they shall send to the transferor and the transferee a notice of the refusal within two months after the date on which the transfer was lodged with our share registrar.

          We do not charge any fee of more than the maximum fee prescribed by the Stock Exchange of Hong Kong of any transfer, probate, letters of administration, certificate of marriage or death, power of attorney, stop notice, order of court or other document relating to or affecting the title to any share.

          Our Board of Directors may decide to suspend the registration of transfers from time to time either generally or in respect of any class of shares. But such registration shall not be suspended for more than thirty days in any calendar year.

          We will retain for six years all instruments of transfer which are registered.

Disclosable Ownership

          Under Part XV of the Securities and Future Ordinance, or SFO, of Hong Kong which became effective on April 1, 2003, a substantial shareholder, whether an individual or a company, is required to notify the Stock Exchange of Hong Kong and the listed corporation on the occurrence of “relevant events” which include:

(i)	When he first becomes interested in 5% or more of the shares of the listed corporation.

(ii)	When his interest drops below 5%.

(iii)	When there is an increase or decrease in the percentage figure of his holding that results in his interest crossing over a whole percentage number which is above 5%.

(iv)	When he has a notifiable interest and the nature of his interest in the shares changes.

(v)	When he has a notifiable interest and he comes to have, or cease to have, a short position of more than 1%.

(vi)	When he has a notifiable interest and there is an increase or decrease in the percentage figure of his short position that results in his short position crossing over a whole percentage number which is above 1%.

(vii)	If he has an interest in 5% or more of the shares of a corporation that is being listed, shares of a class that is being listed, or shares of a class which are being given full voting rights.

(viii)	Upon effectiveness of the SFO, if he has an interest in 5% or more of the shares of a listed corporation, or if he has a notifiable interest and a short position of 1% or more, which has not previously been disclosed.

(ix)	If the 5% threshold is reduced or the 1% threshold for short position is reduced.

          A notification of relevant events (vii) to (ix) is referred to as an “Initial Notification”. In the case of an Initial Notification the time allowed for filing a notice is ten business days (including Saturday) as opposed to three business days in the case of the other relevant events.

          Relevant event (iv) may not always give rise to a duty to give a notification. The change in the nature of the substantial shareholder’s interest is not required to be reported if the percentage level of his interest has not changed, and the percentage level of his interest at the last notification given by him are both the same.

          The obligations of Directors and chief executives are more extensive than those of substantial shareholders, reflecting their greater involvement in the management of the affairs of the listed corporation. Directors have to disclose:

(i)	Interests and short positions in any shares of the listed corporation and any of its associated corporations of which they are a Director – not simply voting shares; and

(ii)	Interests in debentures of the listed corporation and any of its associated corporations of which they are a Director.

          In addition, there is no disclosure threshold – Directors have to disclose all dealings even if they have an interest, or a short position, in a small number of shares or debentures.

          The term “Director” is defined widely and includes a shadow director and any person occupying the position of director by whatever name called. The term “shadow director” means a person in accordance with whose directions or instructions the directors of a corporation are accustomed or obliged to act.

Mandatory Offer

          Under the amended Hong Kong Code on Takeovers and Mergers which became effective on October 19, 2001, subject to the granting of a waiver by the Securities and Futures Commission of Hong Kong or the limited exceptions for a transitional period as specified in the Code, a person is required to make a mandatory offer to acquire shares from the other shareholders of our company as soon as practicable after such person acquires 30% or more of the voting rights of our company.

          Bermuda Trust Company Limited, The Hon. Michael D. Kadoorie, Mr. R. J. McAulay, The Sir Horace Kadoorie International Foundation and The Incorporated Trustees of the Kadoorie Foundation, or the Parties, were registered on December 30, 2002 by the Securities and Futures Commission as holding for the purposes of the Hong Kong Code on Takeovers and Mergers, as at October 19, 2001, voting rights in respect of shares which in aggregate represented 33.96% of our issued share capital on that date. As at May 31, 2003, the Parties’ aggregated holdings in us for the Code’s purposes had increased to 34.84% as a result of our repurchases of ordinary shares pursuant to our Share Repurchase Programme. See “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders”. The Parties are entitled to the benefit of the transitional arrangements of the amended Hong Kong Code on Takeovers and Mergers, whereby the Parties are not required to make a mandatory offer to acquire shares from other shareholders of our company unless their aggregated interests in our issued capital reach the threshold of 35% on or before October 18, 2011. If the shareholding of the Parties drops below 30% at any time, the new 30% trigger will apply to the Parties who will generally, on their again reaching that level, be required to make a mandatory offer absent a waiver from the Securities and Futures Commission.

C. Material Contracts

          We have not entered into any material contract other than those entered into in the ordinary course of business for the two years immediately preceding the publication of this annual report.

D. Exchange Controls

          Under existing Hong Kong law, there are no foreign exchange controls or other decrees or regulations (1) which restrict the import or export of capital and which affect the availability of cash and cash equivalents for use by us; and (2) that affect the remittance of dividends, interest or other payments to non-resident holders of our securities. There are also no limitations on the rights of non-resident or foreign owners to hold or vote the shares imposed by Hong Kong law or by our Memorandum and Articles of Association.

E. Taxation

          The following summary of Hong Kong taxes and United States federal income tax is of general nature only and is based on the tax laws in effect on the date of this annual report. You, as investors in our shares or American Depository Shares, or ADSs, are advised to consult your own tax advisors with respect to your individual situation as to Hong Kong, United States or other tax consequences of the purchase, ownership and disposition of our shares or ADSs.

Hong Kong Taxation

          The following is a brief summary of the Hong Kong taxes to which holders of our shares or ADSs are subject to under current Hong Kong law.

Taxation of Dividends and Capital Gains

          Under existing Hong Kong law, neither we nor any paying agent will be required to declare or withhold for or on account of any Hong Kong taxes in respect of dividends paid by us, except that holders of our shares or ADS carrying on a trade, profession or business in Hong Kong may be subject to Hong Kong taxation on the receipt of such payments.

          Capital gains arising from the sale of our shares or ADSs are also not taxable in Hong Kong, except that Hong Kong profits tax may arise in the case of persons carrying on a trade, profession or business in Hong Kong.

Stamp Duty

          Our shares constitute Hong Kong stock for the purposes of Hong Kong stamp duty. Effective September 1, 2001, any person who effects a sale or purchase of our shares, whether as principal or as agent, is required to execute a contract note evidencing such sale or purchase and to have that note stamped. Contract notes attract stamp duty at the rate of HK$2 per HK$1,000 or part thereof (of which half is payable by the seller and half by the purchaser) by reference to the value of the consideration or market value, whichever is greater. If, in the case of a sale or purchase of our shares by a person who is not resident in Hong Kong, the stamp duty on either or both of the contract notes is not paid, the transferee will be liable to pay stamp duty on the instrument of transfer in an amount equal to the unpaid duty. In addition, if the stamp duty is not paid on or before the due date, a penalty of up to 10 times the duty payable may be imposed.

          Transfers of ADSs are generally not subject to Hong Kong stamp duty where the transfer is not required to be registered in Hong Kong. An ADS which confers on the holder an entitlement to specific shares (e.g. by linking the serial numbers of the shares to which it relates) would, however, attract Hong Kong stamp duty on transfer.

Estate Duty

          Our shares are Hong Kong property for the purposes of the Estate Duty Ordinance (Chapter 111 of the Laws of Hong Kong, as amended) and accordingly Hong Kong estate duty may be payable in respect of our shares on the death of the owner of such shares. ADSs that are not physically located in Hong Kong may not, according to existing practice, be regarded as Hong Kong property for such purposes, in which event no Hong Kong estate duty would be payable in respect of such ADSs. However, we cannot assure you that the Hong Kong Inland Revenue Department will not treat the ADSs as Hong Kong property that may be subject to estate duty on the death of the beneficial owner of the ADSs even if the ADSs are located outside Hong Kong at the date of such death. The chances of the Hong Kong Inland Revenue Department treating the ADSs as Hong Kong property would be particularly high if an ADS confers on the holder an entitlement to specific shares (e.g. by linking the serial numbers of the shares to which it relates).

          Where the shares, and possibly the ADSs, are owned by a controlled company which is defined under the Estate Duty Ordinance as a company under the control of not more than 5 persons, the death of a person who made at any time a transfer of property to such company and who received or could have received benefits from the company in the 3 years ending with that person’s death may expose the company to a liability to estate duty.

United States Taxation

          The following is a summary of the material United States federal income tax consequences for beneficial owners of our shares and ADSs that hold such shares or ADSs as capital assets and that are U.S. holders that do not carry on a trade, profession or business in Hong Kong.

          A U.S. holder is a beneficial owner of shares or ADSs that is:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if (a) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to make all substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

          Except where noted, this discussion deals only with shares or ADSs held as capital assets and does not deal with tax consequences to you if you are subject to special treatment under the United States federal income tax laws, including if:

•	you are a dealer in securities or currencies;

•	you are a trader in securities and you elect to use a mark-to-market method of accounting for your securities holdings;

•	you are a financial institution, tax-exempt entity or insurance company;

•	you are a regulated investment company or a real estate investment trust;

•	you hold your shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	you own, actually or constructively, 10% or more of our voting stock; or

•	your “functional currency” is not the United States dollar.

          Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions thereunder as of the date of this annual report, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by JPMorgan Chase Bank (formerly known as Morgan Guaranty Trust Company of New York), as depositary for the ADSs, to us and assumes that the Deposit Agreement made among us and JPMorgan Chase Bank, as depositary and holders of the ADSs, dated as of January 6, 1998, and all other related agreements, will be performed in accordance with their terms.

          If a partnership holds shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares or ADSs, you should consult your tax advisors.

ADSs

          In general, for United States federal income tax purposes, if you hold ADSs you will be treated as the owner of the underlying shares that are represented by the ADSs. Deposits or withdrawals of shares for ADSs generally will not be subject to United States federal income tax.

Taxation of Dividends

          The amount of dividends you receive on your shares or ADSs will be treated as dividend income to you if the distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. These amounts will be includable in your gross income as ordinary income on the day you actually or constructively receive the dividends, which in the case of ADSs will be the date the depository actually or constructively receives the dividends. You will not be entitled to claim the dividends received deduction with respect to dividends you receive from us.

          Under recently enacted legislation, dividends received before January 1, 2009 by U.S. holders that are individuals on shares of certain foreign corporations may be subject to United States federal income tax at lower rates than other types of ordinary income if certain conditions are met. You should consult your own tax advisor regarding the application of this legislation to your particular circumstances.

          The amount of any dividend paid in Hong Kong dollars will equal the U.S. dollar value of the Hong Kong dollars you receive, calculated by reference to the exchange rate in effect on the date you actually or constructively receive the dividend, which in the case of ADSs will be the date actually or constructively received by the depository, regardless of whether the Hong Kong dollars are actually converted into U.S. dollars. If the Hong Kong dollars you receive as a dividend are not converted into U.S. dollars on the date you receive them, you will have a basis in the Hong Kong dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss you realize if you subsequently sell or otherwise dispose of the Hong Kong dollars will be treated as ordinary gain or loss from sources within the United States.

          To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted basis in the shares or ADSs. Such reduction in your basis in the shares or ADSs will increase the amount of gain, or decrease the amount of loss, which you will recognize on a subsequent disposition of the shares or ADSs. The balance in excess of your adjusted basis will be taxable to you as capital gain recognized on a sale or exchange.

          It is possible that distributions of shares that you receive as part of a pro rata distribution to all of our shareholders may be made in a manner that is not subject to United States federal income tax. In the event that such distributions are tax-free, the basis of the new shares that you receive will be determined by allocating your basis in the old shares between the old shares and the new shares received, based on their relative fair market values on the date of distribution.

Taxation of Capital Gains

          For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other disposition of a share or ADS in an amount equal to the difference between the amount realized for the share or ADS and your basis in the share or ADS. This gain or loss will be capital gain or loss. If you have held the shares or ADSs for more than one year, you will be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as United States source gain or loss.

Estate and Gift Taxation

          Hong Kong imposes an estate tax on a decedent who owns shares (and possibly ADSs), even if the decedent was not a citizen or resident of Hong Kong. See “— Hong Kong Taxation” above. The amount of any inheritance tax paid to Hong Kong may be eligible for credit against the amount of United States federal estate tax imposed on the estate of a U.S. holder. You should consult your personal tax advisors to determine whether and to what extent you may be entitled to such credit.

Information Reporting and Backup Withholding

          In general, unless you are an exempt recipient such as a corporation, information reporting requirements will apply to dividends in respect of the shares or ADSs or the proceeds received on the sale, exchange, or redemption of the shares or ADSs paid within the United States (and in certain cases, outside of the United States) to you, and backup withholding may apply to such amounts if you fail to provide an accurate taxpayer identification number, or fail to either report interest and dividends required to be shown on your federal income tax returns or to make the necessary certifications. The amount of any backup withholding from a payment to you will be allowed as a refund or a credit against your United States federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

F. Dividends and Paying Agents

          Not applicable.

G. Statement by Experts

          Not applicable.

H. Documents on Display

          The U.S. Securities and Exchange Commission, or the SEC, allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference in this annual report is considered to be part of this annual report. We therefore incorporate by reference in Item 19 of this annual report certain exhibit(s) which we filed with the SEC before. You may read and copy this annual report, including the exhibit(s) incorporated by reference in this annual report, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of this annual report, including the exhibit(s) incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

          The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this website.

I. Subsidiary Information

          Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

          Our core electrical utility operations in Hong Kong are regulated under the Scheme of Control. Under the terms of the Scheme of Control, CLP Power’s and CAPCO’s financing costs in excess of 8% per annum and commodity costs are passed on to customers through the tariff mechanism so that we are able to receive our net return. See “Item 4. Information on the Company — B. Business Overview — Electricity Business in Hong Kong — Scheme of Control”. Due to these arrangements, we do not believe that during the term of the current Scheme of Control which will expire in 2008, we would face material market risks to our rate of return from interest rate risk, foreign currency exchange risk or commodity price risk. Under the Scheme of Control, however, we have an overriding obligation to provide electricity to our supply area at the lowest reasonable cost, and we must periodically submit financial plans to the Government of Hong Kong for approval.

          We also have foreign exchange exposure relating to our strategic investments, particularly those in the Asia-Pacific region outside Hong Kong and the Chinese mainland. As of December 31, 2002, approximately 14% of our consolidated total assets, or HK$8,605 million (US$1,103 million), are from this geographical segment. Any volatility in currency exchange rate between Hong Kong dollar and other currencies may affect our financial position and results of operations.

          Because of these factors, we do take steps as described below to manage the impact of any such market exposures on our operations.

          We use derivative instruments, including forward foreign exchange contracts, currency swaps and interest rate swaps, to manage our exposure to foreign currency and interest rate risks with an objective to minimize the impact of exchange rate and interest rate fluctuations on our earnings, reserves and tariff charges to customers. Our interest rate risks are managed according to our preferred interest rate mix model. Foreign currency exposures mainly arise from loan repayment obligations, purchase of goods and services and overseas investment activities. All hedging transactions are with counterparties with acceptable credit ratings. A limit is assigned to each counterparty for monitoring the credit exposure. Other than derivative instruments, we also adopt an approach of financing our investments by borrowings of matching currency where appropriate to mitigate the currency risk.

          During 2002, we hedged the currency exposure arising from our investment in Yallourn Energy Pty Limited, or Yallourn Energy, in Australia by refinancing the investment with borrowings denominated in Australian dollars. In addition, we swapped the full U.S. dollar obligations related to the US$300 million notes issued in 2002 under the MTN Programme into Hong Kong dollars to eliminate the currency exposure, and swapped part of the floating rate obligations into fixed rate to achieve our preferred interest rate mix. We also utilized forward contracts and currency swaps, when suitable opportunities arise, to hedge our U.S. dollar exposure on loan interest/repayments, purchase of goods and services and other projected expenditures. As we employ all these derivative instruments solely for hedging purposes, we are not exposed to market risk resulting from the derivative transactions because the change in fair value will be offset by an opposite change in the values of the underlying hedged items.

          In 2002, CAPCO entered into interest rate swaps with notional principal amount of HK$2.3 billion to hedge the interest rate exposure of the floating rate loan arranged for refinancing certain U.S. dollar and Hong Kong dollar loans. After taking into account of this refinancing, the percentage of unhedged U.S. dollar loans to total loans of us and CAPCO combined would also be reduced from 26% at December 31, 2002 to 17% in January 2003.

          We do not invest in risk sensitive instruments for trading purposes, except for Yallourn Energy which was 92% owned and jointly controlled by us and Powergen UK plc before we acquired Powergen UK plc’s remaining interest in April 2003. Yallourn Energy uses energy-related derivative instruments principally to hedge the price risk of sales of electricity and the price risk of purchasing energy to satisfy retail sales contract obligations and has limited trading activities for its wholesale market. As of December 31, 2002, the fair value of Yallourn Energy’s energy-related derivatives for trading purposes was approximately Australian dollars 126,000 (US$0.1 million). In addition, Yallourn Energy uses derivative financial instruments like forwards, swaps and swaptions to minimize its foreign currency and interest rate risk exposure.

          The tables below provide information about our derivative financial instruments that are sensitive to changes in interest rates or foreign currency exchange rates. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates. For cross currency and interest rate swaps and forward foreign exchange contracts, the tables present the notional amounts and weighted average exchange rates or weighted average interest rates by contractual maturity dates.

          The interest rate risk table also assumes interest rates based on the implied forward rates in the yield curve at year end. Actual future market conditions may differ materially from such assumptions.

          Deposits and short-term borrowings (including overdrafts and money market loans) are not included in the following tables. Due to the short-term nature of deposits and short-term borrowings, the fair values of these instruments approximate costs.

INTEREST RATE RISK

		December 2002								December 2001

		Expected Maturity Dates
									Aggregate		Aggregate
		2003	2004	2005	2006	2007	Thereafter	Total	Fair Value	Total	Fair Value

On-balance sheet financial instruments	Currency	In HK$ equivalent, millions

I. Capital Markets Instruments

Fixed Rate Note	USD	—	—	—	2,340	—	2,340	4,680	5,417	2,340	2,539
Average Interest Rate %		—	—	—	7.50	—	6.25	6.88		7.50

II. Bank Loans

Fixed Rate	GBP	—	—	—	—	—	—	—	—	1	1
Average Interest Rate %		—	—	—	—	—	—	—		9.15

Fixed Rate	EUR	—	—	—	—	—	—	—	—	5	6
Average Interest Rate %		—	—	—	—	—	—	—		10.05

Fixed Rate	USD	3	2	1	—	—	—	6	7	11	11
Average Interest Rate %		5.42	5.42	5.42	—	—	—	5.42		5.42

Floating Rate	AUD	—	—	88	—	2,102	—	2,190	2,190	—	—
Average Interest Rate %		—	—	5.07	—	5.20	—	5.19		—

Floating Rate	HKD	—	—	1,500	354	—	—	1,854	1,854	1,867	1,867
Average Interest Rate %		—	—	3.01	3.40	—	—	3.08		5.54

		December 2002								December 2001

		Expected Maturity Dates
									Aggregate		Aggregate
		2003	2004	2005	2006	2007	Thereafter	Total	Fair Value(1)	Total	Fair Value

Off-balance sheet financial instruments	Currency	In HK$ equivalent, millions

III. Cross Currency & Interest Rate Swaps

1 Fixed to Variable
Notional pay amount	HKD	—	—	—	1,170	—	2,340	3,510	508	1,170	116
Notional receive amount	USD	—	—	—	1,170	—	2,340	3,510		1,170
Interest pay rate (%)		—	—	—	3.17	—	5.36	4.63		5.64
Interest receive rate (%)		—	—	—	7.50	—	6.25	6.67		7.50

2 Fixed to Fixed
Notional pay amount	HKD	—	—	—	1,170	—	—	1,170	(8)	1,170	2
Notional receive amount	USD	—	—	—	1,170	—	—	1,170		1,170
Interest pay rate (%)		—	—	—	8.00	—	—	8.00		8.00
Interest receive rate (%)		—	—	—	7.50	—	—	7.50		7.50

3 Fixed to Fixed
Notional pay amount	USD	—	—	—	—	—	—	—	—	4	(2)
Notional receive amount	EUR	—	—	—	—	—	—	—		3
Interest pay rate (%)		—	—	—	—	—	—	—		5.40
Interest receive rate (%)		—	—	—	—	—	—	—		10.05

IV. Interest Rate Swaps

1 Variable to Fixed
Notional amount	HKD	—	—	—	1,170	1,000	—	2,170	(206)	1,170	(25)
Interest pay rate (%)		—	—	—	5.65	5.32	—	5.50		5.65
Interest receive rate (%)		—	—	—	2.82	4.60	—	3.64		5.29

Note:
(1)    Fair value for off-balance sheet financial instruments represent the amounts we would receive / (pay) to close out the transactions.

CURRENCY RISK

		December 2002								December 2001

		Expected Maturity Dates
									Aggregate		Aggregate
		2003	2004	2005	2006	2007	Thereafter	Total	Fair Value	Total	Fair Value

On-balance sheet financial instruments	Currency	In HK$ equivalent, millions

I. Bank Loans:

Floating Rate	AUD	—	—	88	—	2,102	—	2,190	2,190	—	—
Average Interest Rate %		—	—	5.07	—	5.20	—	5.19		—

Fixed Rate	GBP	—	—	—	—	—	—	—	—	1	1
Average Interest Rate %		—	—	—	—	—	—	—		9.15

Fixed Rate	EUR	—	—	—	—	—	—	—	—	5	6
Average Interest Rate %		—	—	—	—	—	—	—		10.05

Fixed Rate	USD	3	2	1	—	—	—	6	7	11	11
Average Interest Rate %		5.42	5.42	5.42	—	—	—	5.42		5.42

		December 2002								December 2001

		Expected Maturity Dates
									Aggregate		Aggregate
		2003	2004	2005	2006	2007	Thereafter	Total	Fair Value(1)	Total	Fair Value

Off-balance sheet financial instruments	Currency	In HK$ equivalent, millions

II. Cross Currency & Interest Rate Swaps

1 EUR to USD
Fixed to Fixed
Notional pay amount	USD	—	—	—	—	—	—	—	—	4	(2)
Notional receive amount	EUR	—	—	—	—	—	—	—		3
Interest pay rate (%)		—	—	—	—	—	—	—		5.40
Interest receive rate (%)		—	—	—	—	—	—	—		10.05

Note:
(1)    Fair value for off-balance sheet financial instruments represent the amounts we would receive / (pay) to close out the transactions.

CURRENCY RISK (continued)

	December 2002								December 2001

	Expected Maturity Dates
								Aggregate		Aggregate
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value(1)	Total	Fair Value

	In HK$ equivalent, millions
III. Forward Foreign Exchange Contracts

1 For Firm Commitments(2)
Swiss Franc (in millions)	1	—	—	—	—	—	1	—	—	—
Weighted Average Contract	5.4745	—	—	—	—	—	5.4745		—
Rate (Vs HKD)

British Pounds (in millions)	13	—	—	—	—	—	13	1	28	—
Weighted Average Contract Rate (Vs HKD)	11.4866	—	—	—	—	—	11.4866		11.1591

Japanese Yen (in millions)	16	4	—	—	—	—	20	—	28	(2)
Weighted Average Contract Rate (Vs HKD)	0.0660	0.0667	—	—	—	—	0.0662		0.0648

Euro (in millions)	110	55	—	—	—	—	165	8	121	(3)
Weighted Average Contract Rate (Vs HKD)	7.5577	7.9014	—	—	—	—	7.6674		6.9603

Euro (in millions)	21	—	—	—	—	—	21	—	1	—
Weighted Average Contract Rate (Vs USD)	1.0773	—	—	—	—	—	1.0773		0.8845

2 For Anticipated Transactions(2)
Australian Dollar (in millions)	243	—	—	—	—	—	243	—	—	—
Weighted Average Contract Rate (Vs HKD)	4.3718	—	—	—	—	—	4.3718		—

British Pounds (in millions)	—	—	—	—	—	—	—	—	2	—
Weighted Average Contract	—	—	—	—	—	—	—		11.1591
Rate (Vs HKD)

Japanese Yen (in millions)	6	1	—	—	—	—	7	—	6	—
Weighted Average Contract Rate (Vs HKD)	0.0660	0.0667	—	—	—	—	0.0662		0.0648

Euro (in millions)	115	56	—	—	—	—	171	10	144	(2)
Weighted Average Contract	7.5577	7.9014	—	—	—	—	7.6674		6.9603
Rate (Vs HKD)

US Dollars (in millions)	12,560	8,852	1,111	—	—	—	22,523	57	32,029	148
Weighted Average Contract	7.7966	7.8003	7.8050	—	—	—	7.7984		7.7965
Rate (Vs HKD)

Note:
(1)	Fair value for off-balance sheet financial instruments represent the amounts we would receive / (pay) to close out the transactions.

(2)	U.S. dollar forward foreign exchange contracts for some projected expenditures grouped under Firm Commitments in 2001 are re-classified as Anticipated Transactions in 2002. This reclassification does not have any impact on our financial position and results of operations.

Item 12. Description of Securities Other than Equity Securities

          Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

          None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

          Not Applicable.

Item 15. Controls and Procedures

          Within 90 days prior to the date of this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including Mr. Andrew Brandler, our Group Managing Director & Chief Executive Officer, and Mr. Peter P. W. Tse, our Executive Director & Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, our Group Managing Director & Chief Executive Officer and Executive Director & Chief Financial Officer have concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed in this annual report is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission.

          There have been no significant changes in our internal controls or in other factors that could significantly affect the internal controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16A. Audit Committee Financial Expert

          On May 9, 2003, our Board of Directors determined Mr. V. F. Moore as our audit committee financial expert.

          Mr. Moore has been appointed as our Non-executive Director since 1997 and he became our Independent Non-executive Director effective from September 27, 2002. He has also acted as the Chairman of the Audit Committee since April 1, 1998. He is a Fellow of The Institute of Chartered Accountants in England and Wales and a Fellow of The Hong Kong Society of Accountants. His biographical details are shown in “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management”.

Item 16B. Code of Ethics

          We have adopted a code of ethics, or the Code, as required by the Sarbanes-Oxley Act. The Code applies to our Group Managing Director & Chief Executive Officer, Executive Director & Chief Financial Officer and Director of Group Financial Control. In addition, it also applies to Directors, other officers and employees of our company, our wholly owned subsidiaries, and joint ventures or companies in which we have a controlling interest. In the case of joint ventures or companies in which we do not hold a controlling interest, our representatives concerned are expected to act in accordance with the Code themselves and to do everything possible to influence those with whom they are working to ensure that they also act to similar standards of integrity and ethical behavior.

          As our policy and practice, we are committed to act with integrity in all our activities; we care how results are achieved, not just that they are achieved. This commitment stems from a corporate awareness that our long-term interests are best served by maintaining a strong commitment to honest and open business practices. We adopted our initial code of ethics in early 1990’s and we believe we are amongst the first companies in Hong Kong to document our commitments in the form of a code of conduct or ethics. We amended our code of ethics in December 2002 to address the requirements of the Sarbanes-Oxley Act.

          The text of the Code is posted on our website www.clpgroup.com under the “Corporate Governance — CLP Value Framework and Policy — CLP Value Framework” section.

PART III

Item 17. Financial Statements

          Our consolidated financial statements and the report thereon by our independent auditors listed below are attached to this annual report as follows:

Page

CLP Holdings Limited

Report of Independent Accountants	F – 2

Consolidated Profit and Loss Account for the years ended December 31, 2000, 2001 and 2002	F – 3

Consolidated Balance Sheet as of December 31, 2001 and 2002	F – 4

Statement of Changes in Equity for the years ended December 31, 2000, 2001 and 2002	F – 5 to F – 6

Consolidated Cash Flow Statement for the years ended December 31, 2000, 2001 and 2002	F – 7

Notes to the Consolidated Financial Statements	F – 8 to F – 54

Scheme of Control Statement	F – 55 to F – 56

Castle Peak Power Company Limited

Report of Independent Accountants	F – 57

Profit and Loss Account for the years ended December 31, 2000, 2001 and 2002	F – 58

Balance Sheet as of December 31, 2001 and 2002	F – 59

Statement of Changes in Equity for the years ended December 31, 2000, 2001 and 2002	F – 60

Cash Flow Statement for the years ended December 31, 2000, 2001 and 2002	F – 61

Notes to the Financial Statements	F – 62 to F – 73

Item 18. Financial Statements

          Not applicable.

Item 19. Exhibits

Exhibit Index

Exhibit No.	Description

1.1	Memorandum and Articles of Association of our company adopted on October 8, 1997 and December 12, 1997, amended on October 8, 1999, April 25, 2002 and May 5, 2003 respectively.

2.1*	Trust Deed in respect of US$1,500,000,000 Medium Term Note Programme, established by our indirectly wholly owned subsidiary, CLP Power Hong Kong Financing Limited on April 3, 2002 and guaranteed by CLP Power Hong Kong Limited.

8.1	List of subsidiaries. See “Item 4. Information on the Company — C. Organization Structure”.

13.1	Certification by our Group Managing Director & Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by our Executive Director & Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*    Incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2001, dated June 25, 2002 and filed with the Securities and Exchange Commission on June 27, 2002.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLP HOLDINGS LIMITED

By:	/s/ Peter P. W. Tse
Peter P. W. Tse Executive Director & Chief Financial Officer

Date: June 20, 2003

CERTIFICATIONS

I, Andrew Brandler, certify that:

1.	I have reviewed this annual report on Form 20-F of CLP Holdings Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 20, 2003

By:	/s/ Andrew Brandler
Andrew Brandler Group Managing Director & Chief Executive Officer

I, Peter P. W. Tse, certify that:

1.	I have reviewed this annual report on Form 20-F of CLP Holdings Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 20, 2003

By :	/s/ Peter P. W. Tse
Peter P. W. Tse Executive Director & Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Page

CLP Holdings Limited

Report of Independent Accountants	F - 2

Consolidated Profit and Loss Account for the years ended December 31, 2000, 2001 and 2002	F - 3

Consolidated Balance Sheet as of December 31, 2001 and 2002	F - 4

Statement of Changes in Equity for the years ended December 31, 2000, 2001 and 2002	F – 5 to F – 6

Consolidated Cash Flow Statement for the years ended December 31, 2000, 2001 and 2002	F – 7

Notes to the Consolidated Financial Statements	F – 8 to F – 54

Scheme of Control Statement	F – 55 to F – 56

Castle Peak Power Company Limited

Report of Independent Accountants	F – 57

Profit and Loss Account for the years ended December 31, 2000, 2001 and 2002	F – 58

Balance Sheet as of December 31, 2001 and 2002	F – 59

Statement of Changes in Equity for the years ended December 31, 2000, 2001 and 2002	F – 60

Cash Flow Statement for the years ended December 31, 2000, 2001 and 2002	F – 61

Notes to the Financial Statements	F – 62 to F – 73

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
CLP Holdings Limited

We have audited the accompanying consolidated balance sheets of CLP Holdings Limited and its subsidiaries as of December 31, 2001 and 2002 and the related consolidated profit and loss accounts, statements of changes in equity and cash flow statements for the years ended December 31, 2000, 2001 and 2002 all expressed in Hong Kong dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CLP Holdings Limited and its subsidiaries at December 31, 2001 and 2002 and the results of their operations and cash flows for the years ended December 31, 2000, 2001 and 2002 in conformity with accounting principles generally accepted in Hong Kong as modified where required by the Scheme of Control.

Accounting principles required by the Scheme of Control in all material respects follow those generally accepted in Hong Kong with the exception of accounting for deferred taxation, as explained in Note 1. Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated financial position as expressed in Hong Kong dollars at December 31, 2001 and 2002, the determination of consolidated net income and the classification of consolidated cash flows also expressed in Hong Kong dollars for the years ended December 31, 2000, 2001 and 2002, as adjusted, to the extent summarized in Note 35 to the consolidated financial statements.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong
February 24, 2003, except for Notes 30(C) and 35, as to which the date is June 16, 2003

CLP HOLDINGS LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Year ended December 31,

	Note	2000	2001	2002	2002

		HK$M	HK$M	HK$M	US$M

TURNOVER	2	24,451	24,999	26,134	3,351

Expenses
Purchases of electricity from CAPCO	32	9,735	9,815	10,191	1,307
Purchases of nuclear electricity	32	4,587	5,013	4,976	638
Pumped storage service fee	32	457	424	419	54
Staff expenses		827	929	945	120
Other net operating costs		1,180	1,246	1,331	171
Depreciation		1,474	1,624	1,749	224

		18,260	19,051	19,611	2,514

Property disposal gain	5(A)	—	—	313	40

Operating profit	2,3	6,191	5,948	6,836	877
Finance costs	4	(204)	(187)	(189)	(24)
Finance income	4	110	29	33	4
Hok Un redevelopment profit	5(B)	1,357	1,752	282	36
Share of profits less losses of jointly controlled entities		2,216	2,339	2,976	382
Share of profits less losses of associated companies		5	71	86	11
Impairment loss on investment in associated company	18(A)	(900)	—	—	—

Profit before taxation		8,775	9,952	10,024	1,286
Taxation	9	(1,378)	(1,189)	(1,302)	(167)

Profit after taxation		7,397	8,763	8,722	1,119
Transfers under Scheme of Control	10	(1,629)	(1,506)	(1,643)	(211)

EARNINGS	11
Scheme of Control earnings (Page F-56)		5,147	5,422	5,814	745
Non-Scheme of Control operating earnings	12	374	461	890	114
Unallocated net finance income/(costs)		93	11	(54)	(6)
Unallocated Group expenses		(78)	(105)	(117)	(15)

Group operating earnings		5,536	5,789	6,533	838
Hok Un redevelopment profit/property disposal gain	5	1,132	1,468	546	70
Impairment loss on investment in associated company		(900)	—	—	—
Total earnings		5,768	7,257	7,079	908

DIVIDENDS	13
Interim dividends paid
Ordinary		2,497	2,605	2,746	352
Special		562	—	—	—
Final dividends
Ordinary		1,040	1,059	1,228	157
Special		562	1,469	554	71

		4,661	5,133	4,528	580

Earnings per share	14	HK$2.31	HK$2.92	HK$2.94	US$0.38

CLP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEET

		As of December 31,

	Note	2001	2002	2002

		HK$M	HK$M	US$M
		(adjusted)
CAPITAL EMPLOYED
Fixed assets	15	33,577	36,550	4,687
Investments in jointly controlled entities	17	15,786	18,855	2,418
Investments in associated companies	18	1,230	1,448	186
Investment securities	19	731	287	37
Employee retirement benefit plan assets	8	1,194	1,138	146

		52,518	58,278	7,474

Current assets
Deposits, bank balances and cash	20	80	516	66
Other investments	21	—	671	86
Stores		43	67	9
Trade and other receivables	22	1,581	1,256	160

		1,704	2,510	321

Current liabilities
Customers’ deposits		(2,450)	(2,684)	(344)
Short-term loans and current portion of long-term loans and other borrowings	27	(1,499)	(570)	(73)
Fuel clause account	23	(448)	(512)	(66)
Taxation payable		(166)	(196)	(25)
Trade and other payables	24	(2,678)	(3,091)	(397)

		(7,241)	(7,053)	(905)

Net current liabilities		(5,537)	(4,543)	(584)

Total assets less current liabilities		46,981	53,735	6,890

REPRESENTED BY
Share capital	25	12,107	12,041	1,544
Share premium	26	11,281	1,164	149
Reserves		9,252	21,800	2,795
Proposed dividends		2,528	1,782	229

Shareholders’ funds		35,168	36,787	4,717
Long-term loans and other borrowings	27	4,068	8,727	1,119
Deferred taxation	28	3,391	3,721	477
Development Fund	10(A)	3,177	3,372	432
Special provision account	10(B)	766	670	86
Rate reduction reserve	10(C)	411	458	59

		46,981	53,735	6,890

CLP HOLDINGS LIMITED

STATEMENT OF CHANGES IN EQUITY

			Capital
	Share	Share	Redemption	Other	Retained
	Capital	Premium	Reserve	Reserves	Profits	Total

	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M

Balance at January 1, 2000, as previously reported	10,406	13,362	2,036	126	6,541	32,471
Surplus of employee retirement benefit plan assets over liabilities (Note 8)	—	—	—	—	1,194	1,194

Balance at January 1, 2000, adjusted	10,406	13,362	2,036	126	7,735	33,665
Exchange differences arising on translation of :
jointly controlled entities	—	—	—	(23)	—	(23)
associated company	—	—	—	(176)	—	(176)

Net gains and losses not recognized in the profit and loss account	—	—	—	(199)	—	(199)
Earnings for the year	—	—	—	—	5,768	5,768
Dividends declared for the year
1999 finals	—	—	—	—	(1,561)	(1,561)
2000 interims	—	—	—	—	(3,059)	(3,059)

Balance at December 31, 2000, adjusted	10,406	13,362	2,036	(73)	8,883 (a)	34,614

Company and subsidiary companies, adjusted	10,406	13,362	2,036	(74)	4,849	30,579
Jointly controlled entities	—	—	—	1	3,905	3,906
Associated company	—	—	—	—	129	129

Balance at December 31, 2000, adjusted	10,406	13,362	2,036	(73)	8,883	34,614

Balance at January 1, 2001, as previously reported	10,406	13,362	2,036	(73)	7,689	33,420
Surplus of employee retirement benefit plan assets over liabilities (Note 8)	—	—	—	—	1,194	1,194

Balance at January 1, 2001, adjusted	10,406	13,362	2,036	(73)	8,883	34,614
Exchange differences arising on translation of :
jointly controlled entities	—	—	—	(197)	—	(197)
associated company	—	—	—	(21)	—	(21)

Net gains and losses not recognized in the profit and loss account	—	—	—	(218)	—	(218)
One-for-five bonus issue	2,081	(2,081)	—	—	—	—
Repurchase of ordinary shares	(380)	—	380	—	(2,282)	(2,282)
Earnings for the year	—	—	—	—	7,257	7,257
Dividends declared for the year
2000 finals	—	—	—	—	(1,602)	(1,602)
2001 interims	—	—	—	—	(2,605)	(2,605)
Share of other reserves of jointly controlled entities and associated company	—	—	—	4	—	4

Balance at December 31, 2001, adjusted	12,107	11,281	2,416	(287)	9,651 (b)	35,168

Company and subsidiary companies, adjusted	12,107	11,281	2,416	(292)	5,134	30,646
Jointly controlled entities	—	—	—	2	4,335	4,337
Associated company	—	—	—	3	182	185

Balance at December 31, 2001, adjusted	12,107	11,281	2,416	(287)	9,651	35,168

CLP HOLDINGS LIMITED

STATEMENT OF CHANGES IN EQUITY

			Capital
	Share	Share	Redemption	Other	Retained
	Capital	Premium	Reserve	Reserves	Profits	Total	Total

	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	US$M

Balance at January 1, 2002, as previously reported	12,107	11,281	2,416	(287)	8,457	33,974	4,356
Surplus of employee retirement benefit plan assets over liabilities (Note 8)	—	—	—	—	1,194	1,194	153

Balance at January 1, 2002, adjusted	12,107	11,281	2,416	(287)	9,651	35,168	4,509
Exchange differences arising on translation of :
jointly controlled entities	—	—	—	182	—	182	23
associated company	—	—	—	29	—	29	4

Net gains and losses not recognized in the profit and loss account	—	—	—	211	—	211	27
Repurchase of ordinary shares	(66)	—	66	—	(397)	(397)	(51)
Transfer of share premium to retained profits (Note 26)	—	(10,117)	—	—	10,117	—	—
Earnings for the year	—	—	—	—	7,079	7,079	908
Dividends declared for the year
2001 finals	—	—	—	—	(2,528)	(2,528)	(324)
2002 interims	—	—	—	—	(2,746)	(2,746)	(352)

Balance at December 31, 2002	12,041	1,164	2,482	(76)	21,176 (c)	36,787	4,717

Company and subsidiary companies	12,041	1,164	2,482	(81)	17,235	32,841	4,211
Jointly controlled entities	—	—	—	1	3,678	3,679	472
Associated companies	—	—	—	4	263	267	34

Balance at December 31, 2002	12,041	1,164	2,482	(76)	21,176	36,787	4,717

(a)	The proposed final dividends at December 31, 2000 and balance of retained profits after proposed final dividends were HK$1,602 million and HK$7,281 million respectively.

(b)	The proposed final dividends at December 31, 2001 and balance of retained profits after proposed final dividends were HK$2,528 million and HK$7,123 million respectively.

(c)	The proposed final dividends at December 31, 2002 and balance of retained profits after proposed final dividends were HK$1,782 million and HK$19,394 million respectively.

CLP HOLDINGS LIMITED

CONSOLIDATED CASH FLOW STATEMENT

		Year ended December 31,

	Note	2000	2001	2002	2002

		HK$M	HK$M	HK$M	US$M
OPERATING ACTIVITIES
Cash generated from operations	29	7,415	7,307	7,849	1,006
Operating interest paid		(208)	(192)	(164)	(21)
Interest received		134	30	15	2
Profits tax paid		(454)	(1,007)	(747)	(96)

NET CASH INFLOW FROM OPERATING ACTIVITIES		6,887	6,138	6,953	891

INVESTING ACTIVITIES
Capital expenditure		(2,794)	(4,471)	(4,734)	(607)
Capitalized interest paid		(68)	(119)	(178)	(23)
Proceeds from disposal of fixed assets		42	88	85	11
Investments in, loans, and advances to jointly controlled entities		(961)	(3,478)	(3,364)	(431)
Investments in associated companies		(125)	(61)	(100)	(13)
Purchase of investment securities		—	(88)	(187)	(24)
Project development costs		(18)	—	—	—
Dividends received from investments
- jointly controlled entities		1,603	1,811	2,318	297
- associated company		38	57	53	7
- other investments		—	17	17	2
Profit received from Hok Un joint venture		1,470	1,514	1,581	203

NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(813)	(4,730)	(4,509)	(578)

NET CASH INFLOW BEFORE FINANCING		6,074	1,408	2,444	313

FINANCING ACTIVITIES
Proceeds from long-term borrowings		153	1,722	4,595	589
Repayment of long-term borrowings		(27)	(76)	(156)	(20)
(Decrease)/increase in short-term borrowings		(313)	1,343	(776)	(99)
Repurchase of ordinary shares		—	(2,282)	(397)	(51)
Dividends paid		(4,620)	(4,207)	(5,274)	(676)

NET CASH OUTFLOW FROM FINANCING ACTIVITIES		(4,807)	(3,500)	(2,008)	(257)

Increase/(decrease) in cash and cash equivalents		1,267	(2,092)	436	56
Cash and cash equivalents at beginning of the year		905	2,172	80	10

CASH AND CASH EQUIVALENTS AT END OF THE YEAR		2,172	80	516	66

Analysis of cash and cash equivalents
Deposits, bank balances and cash	20	2,162	80	516	66
Fixed-income securities		10	—	—	—

		2,172	80	516	66

CLP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of Preparation

The Company, CLP Holdings Limited, and its subsidiaries are collectively referred to as the Group in the consolidated financial statements.

Other than noted in Note 1(B) below, the accounts have been prepared under the historical cost convention, in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants.

On January 1, 2002, the Group adopted Statement of Standard Accounting Practice (“SSAP”) No. 34 “Employee Benefits”. The effect of this new policy on the accounts and the transition treatment are explained in Note 1(N) – Employee Benefits.

B.	Scheme of Control (“SoC”)

The financial operations of the Company’s major subsidiary company, CLP Power Hong Kong Limited (“CLP Power”), and its jointly controlled entity, Castle Peak Power Company Limited (“CAPCO”), are governed by an SoC Agreement entered into with the Government of the Hong Kong Special Administrative Region. Their accounts are prepared in conformity with Hong Kong generally accepted accounting principles, modified as necessary to comply with the terms of the SoC, the main features of which are summarized on page F-55. The only such modification which is significant to the Group’s accounts is in respect of deferred taxation.

In accordance with the SoC, the charge for taxation fully recognizes deferred taxation arising from timing differences attributable to accelerated depreciation allowances. No provision is made for other timing differences as these are immaterial. It is unlikely that a liability will crystallise in respect of accelerated depreciation allowances in the foreseeable future. Accordingly, the above policy does not comply with the ruling SSAP No. 12 “Accounting for Deferred Tax” issued by the Hong Kong Society of Accountants, which states that deferred taxation should not be provided in these circumstances.

Under the arrangement of the SoC, this departure from ruling SSAP No. 12 does not have any effect on earnings or total deferred liabilities. The departure has the effect of reducing the transfer under the SoC for the year 2002 by HK$330 million (2001: HK$281 million, 2000: HK$190 million).

C.	Basis of Consolidation

The consolidated accounts of the Group incorporate the accounts of the Company and its subsidiary companies made up to the balance sheet date and include the Group’s interests in jointly controlled entities and associated companies on the basis set out in Notes 1(E) and 1(F) below respectively. Goodwill arising on consolidation represents the excess of purchase consideration over the fair value ascribed to the separable net assets of the entity or company acquired and is amortized on a straight-line basis over its estimated useful economic life.

All significant inter-company transactions and balances within the Group are eliminated on consolidation.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (continued)

D.	Subsidiary Companies

A subsidiary company is a company which is controlled by the Company and in which the Company has an interest, directly or indirectly, in more than 50% of the issued equity as defined in the Hong Kong Companies Ordinance. Control represents the power to govern the financial and operating policies of that company. Investments in subsidiary companies are carried in the balance sheet of the Company at cost less provision for impairment. Provisions for investments in and advances to subsidiary companies are made when the subsidiary company carries net assets lower than the respective CLP Holdings’ cost of investment and the diminution is considered not to be recoverable in the near future. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

E.	Jointly Controlled Entities

A jointly controlled entity is a joint venture in which the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group’s share of the results of the jointly controlled entities for the year, and the consolidated balance sheet includes the Group’s share of the net assets of the jointly controlled entities.

F.	Associated Companies

An associated company is a company, not being a subsidiary company or jointly controlled entity, in which the Group holds equity share capital for the long term and can exercise significant influence in its management.

The consolidated profit and loss account includes the Group’s share of the results of the associated companies for the year, and the consolidated balance sheet includes the Group’s share of the net assets of the associated companies.

G.	Turnover

Turnover represents sale of electricity, other electricity-related revenue, property income, supply and maintenance services. Sale of electricity is based on actual and accrued consumption derived from meters read during the year. Other revenue is recognized when services are rendered or sales are completed.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (continued)

H.	Fixed Assets and Depreciation

Fixed assets are stated at cost less accumulated depreciation. Major renewals and improvements which will result in future economic benefits, in excess of the originally assessed standard of performance of the existing assets, are capitalized, while maintenance and repair costs are charged to the profit and loss account in the year in which they are incurred.

Depreciation of fixed assets used for the electricity-related business in Hong Kong is based on the rates authorized under the SoC. During the 1998 SoC interim review, agreement was reached with the Government to extend the useful life of overhead lines (132kV and above) from 30 years to 35 years. As a result, the net book value of these overhead lines as at September 30, 1998 was written off uniformly over the remainder of their extended useful lives.

Except for the above, the following bases apply to fixed assets other than land which is not depreciated in accordance with the SoC. The cost will be written off uniformly over the useful lives of the assets commencing from the date of commissioning.

Buildings	33 years
Overhead lines (132 kV and above)	35 years
Overhead lines (below 132 kV) and cables	30 years
Generating plant, switchgear and transformers	25 years
Meters, system control equipment, furniture, tools, communication and office equipment	10 years
Computers and office automation equipment other than those forming part of the generating plant	5 years
Motor vehicles	5 years

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the profit and loss account.

I.	Impairment of Long-Lived Assets

The Group reviews the carrying amounts of long-lived assets and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the recoverable amount.

J.	Properties under Development

Properties under development comprise land cost and development expenses including professional charges and are stated at the lower of cost and net realization value. The income from the sale of development properties is recognized only when the property or any portion thereof contracted for sale is completed and the relevant occupation permit is issued.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	K.	Investments in Securities

		(i)	Held-to-maturity securities

Held-to-maturity securities are stated in the balance sheet at cost plus/less any discount/premium amortized to date. The discount or premium is amortized over the period to maturity and included as interest income/expense in the profit and loss account. Provision is made when there is a diminution in value which is other than temporary.

The carrying amounts of individual held-to-maturity securities or holdings of the same securities are reviewed at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when carrying amounts are not expected to be recovered and are recognized in the profit and loss account as an expense immediately.

		(ii)	Investment securities

Investment securities are stated at cost less any provision for impairment. Impairment is assessed in accordance with other long-lived assets.

		(iii)	Fixed-income securities

Fixed-income securities, which are intended to be held for an identified long-term purpose, are accounted for using the benchmark treatment and classified as investment securities. Investment securities are stated at cost less any provision for impairment.

Other fixed-income securities are carried at fair value at the balance sheet date, with the net unrealized gains or losses arising from the changes in fair value recognized in the profit and loss account. Profits or losses on disposal of these investments, representing the difference between the net sales proceeds and the carrying amounts, are recognized in the profit and loss account as they arise.

		(iv)	Other investments

Other investments are carried at fair value. At each balance sheet date, the net unrealized gains or losses from the change in fair value of other investments are recognized in the profit and loss account. Profits or losses on disposal of other investments, representing the difference between net sales proceeds and the carrying amounts, are recognized in the profit and loss account as they arise.

	L.	Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the rates of exchange prevailing at the balance sheet date or at the relevant forward contract rates where applicable. Exchange differences are included in the profit and loss account. Transactions during the year are converted into Hong Kong dollars at the rates of exchange ruling at the dates of transactions.

The accounts of subsidiary companies, jointly controlled entities or associated companies denominated in foreign currencies are translated into Hong Kong dollars using the year end rates of exchange for balance sheet items and the average rates of exchange for the year for the profit and loss account. Exchange differences are dealt with as a movement in reserves.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (continued)

M.	Borrowing Costs

Borrowing costs include interest and other costs incurred in connection with the borrowing of funds. Borrowing costs are charged to the profit and loss account in the year in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to complete.

N.	Employee Benefits

The Group has classified its two retirement benefit schemes, which are established under trust with the assets held separately from those of the Group in trustee-administered funds, as defined benefit schemes.

Retirement benefit costs are assessed using the projected unit credit method. Under this method the regular cost of providing retirement benefits is spread over the service lives of employees in accordance with the advice of qualified actuaries who carry out periodic valuations of the two schemes. The retirement benefit obligation is measured based upon the estimated future cash outflows, discounted by reference to market yields on high quality corporate bonds which have a similar term as the related liabilities. Plan assets are measured at fair value. Actuarial gains and losses are recognized over the average remaining service lives of employees. The surplus of plan assets over the present value of benefit obligations, if recognized, is restricted to the present value of economic benefits available to the Group. This is a change in accounting policy, as in previous years the cost of providing retirement benefits was charged to the profit and loss account to the extent of contributions paid to the funds. This change in accounting policy has not impacted the prior year profit and loss account, as contributions paid during 2001 were in line with the charge required under SSAP No. 34.

Pursuant to the requirements of SSAP No. 34, the Group has recognized an asset in respect of the pension surplus at December 31, 2001 as prior year adjustment (Note 8).

O.	Related Parties

Related parties are individuals and companies, where the individual or company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

P.	Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current financial year.

Q.	Translation of 2002 Consolidated Financial Statements to United States Dollars (“U.S. Dollars”)

The Group publishes its consolidated financial statements in Hong Kong Dollars. Solely for the convenience of the reader, the 2002 consolidated financial statements have been translated into U.S. Dollars at the specified rate below. These translations should not be construed as representations that the Hong Kong Dollar amounts actually represent such U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated. The translation of Hong Kong Dollars into U.S. Dollars has been made at the rate of HK$7.7988 to US$1.00, which was the noon buying rate in New York City for cable transfers in Hong Kong Dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	TURNOVER AND SEGMENT INFORMATION

An analysis of the Group’s turnover, contribution to operating profit and profit before financing and taxation for the year, by principal activities, is as follows:

Turnover comprises:	2000	2001	2002

	HK$M	HK$M	HK$M

SoC business	24,224	24,806	25,844
Power projects outside Hong Kong	18	17	35
Telecom business	—	9	71
Other businesses	209	167	184

	24,451	24,999	26,134

Operating Profit/(Loss) (Note (a)) comprises:	2000	2001	2002

	HK$M	HK$M	HK$M

SoC business	6,630	6,419	7,147
Power projects outside Hong Kong	(281)	(211)	(214)
Telecom business	(78)	(192)	(175)
Other businesses	(4)	37	195
Unallocated Group expenses	(76)	(105)	(117)

	6,191	5,948	6,836

Profit/(Loss) Before Financing and Taxation (Note (b)) comprises:	2000	2001	2002

	HK$M	HK$M	HK$M

SoC business	8,064	7,910	8,719
Power projects outside Hong Kong	(396)	706	1,299
Telecom business	(78)	(192)	(182)
Other businesses	1,355	1,791	461
Unallocated Group expenses	(76)	(105)	(117)

	8,869	10,110	10,180

Other than those in relation to the SoC business, none of the other segment assets exceeded 10% of the operating assets attributable to all business segments.

Note (a): Operating Profit/(Loss) is stated before taking into account the Group’s share of the results of jointly controlled entities and associated companies.

Note (b): Profit/(Loss) Before Financing and Taxation is stated after taking into account the Group’s share of the results of jointly controlled entities and associated companies.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	TURNOVER AND SEGMENT INFORMATION (continued)

The Group operates, through its subsidiary companies, jointly controlled entities and associated companies, in three major geographical regions – Hong Kong, the Chinese mainland and the Asia-Pacific region. Information about the Group’s operations by geographical regions is as follows:

			Asia-
	Hong	Chinese	Pacific	Unallocated
2002	Kong	Mainland	Region	Items	Total

	HK$M	HK$M	HK$M	HK$M	HK$M

Turnover	25,118	977	36	3	26,134

Segment results	7,119	(70)	(96)	(117)	6,836
Hok Un redevelopment profit	282	—	—	—	282
Share of profits/(losses) of jointly controlled entities	1,531	1,112	333	—	2,976
Share of profits/(losses) of associated companies	(7)	—	93	—	86

Profit/(Loss) before financing and taxation	8,925	1,042	330	(117)	10,180
Finance costs					(189)
Finance income					33
Taxation					(1,302)

Profit after taxation					8,722
Transfers under SoC					(1,643)

Earnings for the year					7,079

Capital expenditure (Note (a))	4,923	19	186	6	5,134
Depreciation	1,710	35	2	2	1,749
Amortization of goodwill and cost of investment	9	48	35	—	92
Impairment charges	97	—	—	—	97

At December 31, 2002
Segment assets	38,161	752	1,012	44	39,969
Investments in jointly controlled entities	6,232	6,328	6,295	—	18,855
Investments in associated companies	150	—	1,298	—	1,448
Cash and cash equivalents	—	—	—	516	516

Consolidated total assets	44,543	7,080	8,605	560	60,788

Segment liabilities	10,658	48	29	52	10,787

Total borrowings					9,297
Tax liabilities					3,917

Consolidated total liabilities					24,001

Note (a): Includes additions of fixed assets and other segment assets.

F-14

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	TURNOVER AND SEGMENT INFORMATION (continued)

			Asia-
	Hong	Chinese	Pacific	Unallocated
2001	Kong	Mainland	Region	Items	Total

	HK$M	HK$M	HK$M	HK$M	HK$M

Turnover	24,273	706	18	2	24,999

Segment results	6,239	(69)	(110)	(112)	5,948
Hok Un redevelopment profit	1,752	—	—	—	1,752
Share of profits/(losses) of jointly controlled entities	1,474	1,137	(272)	—	2,339
Share of profit of associated company	—	—	71	—	71

Profit/(Loss) before financing and taxation	9,465	1,068	(311)	(112)	10,110
Finance costs					(187)
Finance income					29
Taxation					(1,189)

Profit after taxation					8,763
Transfers under SoC					(1,506)

Earnings for the year					7,257

Capital expenditure (Note (a))	4,618	35	86	2	4,741
Depreciation	1,586	35	2	1	1,624
Amortization of goodwill and cost of investment	2	46	15	—	63

At December 31, 2001
Segment assets	35,205	760	1,124	37	37,126
Investments in jointly controlled entities	6,764	6,181	2,841	—	15,786
Investment in associated company	—	—	1,230	—	1,230
Cash and cash equivalents	—	—	—	80	80

Consolidated total assets	41,969	6,941	5,195	117	54,222

Segment liabilities	9,850	27	18	35	9,930

Total borrowings					5,567
Tax liabilities					3,557

Consolidated total liabilities					19,054

Note (a): Includes additions of fixed assets and other segment assets.

F-15

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	TURNOVER AND SEGMENT INFORMATION (continued)

			Asia-
	Hong	Chinese	Pacific	Unallocated
2000	Kong	Mainland	Region	Items	Total

	HK$M	HK$M	HK$M	HK$M	HK$M

Turnover	23,843	588	18	2	24,451

Segment results	6,537	(48)	(208)	(90)	6,191
Hok Un redevelopment profit	1,357	—	—	—	1,357
Share of profits/(losses) of jointly controlled entities	1,421	806	(11)	—	2,216
Share of profit of associated company	—	—	5	—	5
Impairment loss on investment in associated company	—	—	(900)	—	(900)

Profit/(Loss) before financing and taxation	9,315	758	(1,114)	(90)	8,869
Finance costs					(204)
Finance income					110
Taxation					(1,378)

Profit after taxation					7,397
Transfers under SoC					(1,629)

Earnings for the year					5,768

Capital expenditure (Note (a))	3,379	21	1	1	3,402
Depreciation	1,437	34	2	1	1,474
Amortization of goodwill and cost of investment	—	32	37	—	69
Impairment charges	—	—	1,030	—	1,030

At December 31, 2000
Segment assets	32,327	744	1,068	39	34,178
Investments in jointly controlled entities	6,453	4,773	929	—	12,155
Investment in associated company	—	—	1,173	—	1,173
Cash and cash equivalents	—	—	—	2,172	2,172

Consolidated total assets	38,780	5,517	3,170	2,211	49,678

Segment liabilities	8,626	12	38	32	8,708

Total borrowings					2,578
Tax liabilities					3,778

Consolidated total liabilities					15,064

Note (a): Includes additions of fixed assets and other segment assets.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	OPERATING PROFIT

	2000	2001	2002

	HK$M	HK$M	HK$M
Operating profit is stated after charging/(crediting) the following:

Charging
Staff costs (A)
Salaries and other costs	1,327	1,276	1,275
Retirement benefits costs
- defined benefit costs (Note 8)	93	101	85
- defined contribution plan (Mandatory Provident Fund)	—	1	2
Loss on disposal of fixed assets	100	107	79
Auditors’ remuneration	3	3	4
Impairment loss and mark-to-market gain	130	—	70
Loss on curtailment of employee retirement benefit plan (Note 8)	—	—	83
Other net exchange losses/(gains)	3	(9)	(6)

Crediting
Net rental income from properties	(17)	(18)	(16)
Capital gains on disposal of other properties	(7)	(52)	(8)
Gain on disposal of staff quarters at Ho Man Tin Hill Road	—	—	(313)

(A)	Staff costs include amounts recharged to jointly controlled entities for services provided and amounts allocated to project development costs (Note 32).

4.	FINANCE COSTS AND INCOME

	2000	2001	2002

	HK$M	HK$M	HK$M
Finance costs:
Interest on bank loans and overdrafts	24	63	127
Interest on other loans
wholly repayable within five years	—	165	166
not wholly repayable within five years	177	—	62
Interest on customers’ deposits and others	52	86	23
Finance charges	11	11	36
Exchange losses/(gains)	10	(4)	(22)

	274	321	392
Less : amount capitalized	(70)	(134)	(203)

	204	187	189

Capitalization rate (%)	25.5	41.7	51.8

Finance income:
Net interest income from investment securities	11	6	11
Interest income on bank deposits	99	23	5
Interest income on advance to a jointly controlled entity	—	—	17

	110	29	33

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	HOK UN REDEVELOPMENT PROFIT/PROPERTY DISPOSAL GAIN

	2000	2001	2002

	HK$M	HK$M	HK$M

(A) Property disposal gain (Note(a))	—	—	313

(B) Hok Un redevelopment profit: (Note(b))
Share of profit before taxation	1,353	1,751	282
Reversal of provision	4	1	—

	1,357	1,752	282
Taxation	(225)	(284)	(49)

Share of profit after taxation	1,132	1,468	233

	1,132	1,468	546

Note (a):	The Group recorded a capital gain from disposal of a site which was formerly used as staff quarters in Ho Man Tin Hill.

Note (b):	During the year, the Group recorded its share of profit arising from the sale of further units of Phases 4 and 5 and car parking spaces at Laguna Verde.

6.	DIRECTORS’ REMUNERATION

The CLP Holdings’ Board is currently composed of 13 (2001: 13, 2000: 12) Non-executive Directors and three (2001: four, 2000: two) Executive Directors.

Non-Executive Directors’ Remuneration

The fees paid to the Non-executive Directors are set at levels in line with market practice as a result of regular independent reviews and benchmarked with comparable Hong Kong listed companies. The levels of remuneration for Directors have remained unchanged since 1995. In the year ended December 31, 2002, the fees paid to each of the Non-executive Directors were as follows:

HK$

Chairman	225,000
Vice-Chairmen	150,000
Non-executive Directors	100,000
Additional fee for Directors serving on the Audit Committee	50,000

The total amount of fees paid to the five (2001: four, 2000: three) Independent Non-executive Directors during the year was HK$589,167 (2001: HK$439,671, 2000: HK$429,212).

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	DIRECTORS’ REMUNERATION (continued)

Executive Directors’ and Senior Management Remuneration

Under the current remuneration package, there are three key components of Executive Directors’ and Senior Management remuneration:

(A)	Base Compensation

Base compensation is reviewed annually taking into consideration the competitive market position, market practice and individual performance. For the Executive Directors and members of Senior Management, base compensation accounts for approximately 50% to 80% of total remuneration.

(B)	Incentive Bonus

The levels of the incentive bonus are set by the Human Resources & Remuneration Committee, which comprises solely Non-executive Directors.

Annual Incentive

The annual incentive payout depends upon the performance of the CLP Group, the business units, the functions and the individuals concerned. Key measures include achievement of financial goals and operational performance targets. For the Executive Directors and members of Senior Management, the annual incentive target accounts for 15% to 40% of total remuneration.

Individuals who attain target performance are awarded a pre-set Annual Incentive amount. The actual payout ranges from zero to two times the pre-set amount, subject to performance.

Long-term Incentive

The Executive Directors and members of Senior Management are also eligible to take part in the Long-term Incentive Plan – the “Phantom Share Plan”, which accounts for 5% to 10% of their total remuneration at target performance.

The Phantom Share Plan is designed to align the interests of the Executive Directors and other Senior Management with those of the Shareholders by an award that is pegged to the creation of Shareholder value. A three-year financial target is set every year to drive towards higher performance and to ensure that such performance is sustained over the long-term.

Individuals who attain target performance are awarded a pre-set award payout. The actual award ranges from zero to one and a half times the pre-set amount, subject to performance. The award is further adjusted to reflect the share price performance of CLP Holdings, with dividends reinvested, over the same three-year period. Subject to certain vesting conditions, the award is payable in the first quarter of the 4th year. The first award will be payable in 2004.

(C)	Pension Arrangements

The Executive Directors and members of Senior Management are eligible to join the defined contribution section of the Group’s retirement fund. The Group’s contribution to the retirement fund amounts to a maximum of 12.5% of base compensation.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	DIRECTORS’ REMUNERATION (continued)

Early retirement/termination compensation is not part of the remuneration arrangements for the Executive Directors or Senior Management, but may be payable, where appropriate, upon approval by the Chairman of the Human Resources and Remuneration Committee.

The Group does not have, and has never had, a share option scheme.

The total remuneration of the Directors is shown below:

		2000	2001	2002

		HK$M	HK$M	HK$M

Fees		2	2	2
Base compensation, allowances and benefits in kind		13	12	13
Performance bonus	(Note (a))	1	7	10
Provident fund contributions		1	1	2
Early retirement compensation	(Note (b))	—	—	10

		17	22	37

The Directors’ remuneration is within the following bands:

		Number of Individuals
		2000	2001	2002

HK$nil - HK$1,000,000		13	13	13
HK$1,000,001 - HK$1,500,000	(Note(c))	—	1	—
HK$2,000,001 - HK$2,500,000	(Note(c))	—	1	—
HK$4,000,001 - HK$4,500,000		1	—	—
HK$4,500,001 - HK$5,000,000		1	—	—
HK$5,000,001 - HK$5,500,000		—	—	1
HK$5,500,001 - HK$6,000,000		1	—	—
HK$8,000,001 - HK$8,500,000		—	1	1
HK$9,000,001 - HK$9,500,000		—	1	1
HK$13,000,001 - HK$13,500,000	(Note(b))	—	—	1

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	DIRECTORS’ REMUNERATION (continued)

The remuneration details of the current Executive Directors are shown below:

	Base
	Compensation,	Performance	Provident
	Allowances	Bonus	Fund
	& Benefits	(Note (a))	Contribution	Total

	HK$M	HK$M	HK$M	HK$M
2002
Group Managing Director & CEO	4.7	3.7	0.6	9.0
Executive Director & CFO	4.3	3.5	0.5	8.3
Director & Company Secretary	3.2	1.7	0.4	5.3

	12.2	8.9	1.5	22.6

2001
Group Managing Director & CEO	5.3	3.1	0.6	9.0
Executive Director & CFO	4.4	3.2	0.5	8.1
Director & Company Secretary (Note (c))	1.0	0.2	0.1	1.3

	10.7	6.5	1.2	18.4

2000
Group Managing Director & CEO (Note (d))	4.4	—	0.3	4.7
Executive Director & CFO	5.2	0.2	0.4	5.8

	9.6	0.2	0.7	10.5

Note (a):	Performance bonus for the Executive Directors consists of annual incentives only. Long-term incentives, as explained above, only vest and become payable once the relevant vesting conditions have been satisfied. The first payments will be payable in 2004.

The amount of performance bonus paid in 2001 included bonus in respect of service during 2000 and interim bonus in respect of service during 2001. The interim bonus was paid as part of the transition to a performance-based senior management compensation structure.

Accruals have been made in the performance bonus for year 2002. These accruals represent the difference between an executive director’s entitlement to the 2002 annual bonus at the target level of performance which will be payable in 2003, and the interim bonus already paid in 2002 as part of the arrangements for transition to a performance-based senior management compensation structure.

Note (b):	Early retirement compensation was paid to a former Executive Director.

Note (c):	For the Executive Director who served for part of year 2001, the director’s remuneration only includes remuneration for the period he served as director.

Note (d):	Appointed as Executive Director from May 2000.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	SENIOR MANAGEMENT REMUNERATION

The eight highest paid individuals in the Group during the year included three (2001: two, 2000: one) who served as Directors for the full year and one (2001: two, 2000: two) who served as a Director for part of the year. The details of the remuneration of these eight individuals were:

	2000	2001	2002

	HK$M	HK$M	HK$M

Base compensation, allowances and benefits in kind	33	28	25
Performance bonus (Note (a))	2	14	18
Provident fund contributions	4	3	4
Early retirement/termination compensation (Note (b))	—	—	21

	39	45	68

Of the remuneration, HK$22 million (2001: HK$10 million, 2000: HK$6 million) has been charged to the SoC operation.

The remuneration paid to these eight individuals is within the following bands:

	Number of Individuals
	2000	2001	2002

HK$3,500,001 - HK$4,000,000	1	3	—
HK$4,000,001 - HK$4,500,000	2	1	—
HK$4,500,001 - HK$5,000,000	3	—	—
HK$5,000,001 - HK$5,500,000	—	1	1
HK$5,500,001 - HK$6,000,000	2	—	—
HK$6,000,001 - HK$6,500,000	—	—	2
HK$6,500,001 - HK$7,000,000	—	1	—
HK$7,500,001 - HK$8,000,000 (Note(b))	—	—	1
HK$8,000,001 - HK$8,500,000	—	1	1
HK$9,000,001 - HK$9,500,000	—	1	1
HK$11,500,001 - HK$12,000,000 (Note (b))	—	—	1
HK$13,000,001 - HK$13,500,000 (Note (b))	—	—	1

Note (a):	Performance bonus for the Executive Directors and members of Senior Management consists of annual incentives only. Long-term incentives, as explained above, only vest and become payable once the relevant vesting conditions have been satisfied. The first payment will be payable in 2004.

The amount of performance bonus paid in 2001 included bonus in respect of service during 2000 and interim bonus in respect of service during 2001. The interim bonus was paid as part of the transition to a performance-based senior management compensation structure.

Accruals have been made in the performance bonus for the Executive Directors and members of Senior Management for year 2002. These accruals represent the difference between the individual’s entitlement to the 2002 annual bonus at the target level of performance which will be payable in 2003, and the interim bonus already paid in 2002 as part of the arrangements for transition to a performance-based senior management compensation structure.

Note (b):	Early retirement/termination compensation was paid to three individuals, including one former Executive Director.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	RETIREMENT BENEFITS

(A)	The Group currently operates two retirement funds, one for professional and general staff, and the other for industrial staff. Both funds are established under trust with the assets of the funds held separately from those of the Group by an independent trustee, and are Mandatory Provident Fund (“MPF”) exempted schemes under the Occupational Retirement Schemes Ordinance. Commencing December 1, 2000, the Group also participates in a master trust MPF scheme operated by an independent service provider.

The fund for professional and general staff consists of three programmes: the defined benefit programme, the segregated fund programme and the defined contribution programme (introduced on December 1, 2000). The defined benefit programme provides benefits that are linked to final pay and requires member contributions of 5% of base compensation. Both the defined contribution programme and the segregated fund programme provide benefits linked to contributions and investments thereon. The defined contribution programme further provides members with a guarantee that benefits will not be less than mandatory company contributions to a basic MPF scheme. The defined contribution programme requires member contributions of at least 2.5% of base compensation, whereas members are not required to contribute under the segregated fund programme. The defined benefit programme and the segregated fund programme have been closed to new employees since December 1, 2000. Furthermore, all remaining members in the defined benefit programme have been transferred to the defined contribution programme upon business close on December 31, 2002.

The fund for industrial staff consists of two programmes: the defined benefit programme and the defined contribution programme (introduced on December 1, 2000). The defined benefit programme provides benefits that are linked to final pay and does not require member contributions. The defined contribution programme provides benefits linked to contributions and investments thereon and provides members with a guarantee that benefits will not be less than mandatory company contributions to a basic MPF scheme. The defined contribution programme requires members to contribute at least 2.5% of base compensation (waived for existing members who opted to join the defined contribution programme at inception). The defined benefit programme has been closed to new employees since December 1, 2000. Furthermore, all remaining members in the defined benefit programme have been transferred to the defined contribution programme upon business close on December 31, 2002.

The Group’s total retirement benefit costs for the year ended December 31, 2002, including contribution to a master trust MPF scheme, were HK$134 million (2001, including contribution to a master trust MPF scheme: HK$157 million, 2000: HK$149 million). The latest valuations of the retirement funds were carried out as of December 31, 2001 by Mr. Aaron Wong, Principal Consulting Actuary, of Watson Wyatt Hong Kong Limited, using the projected unit credit method. These valuations showed that the ratio of net assets available for benefits to aggregate past service liabilities was 123% and 145% for professional & general staff fund and the industrial staff fund respectively.

(B)	On January 1, 2002, the Group adopted SSAP No. 34 “Employee Benefits”. Retirement benefit costs are assessed using the projected unit credit method. Under this method the regular cost of providing retirement benefits is spread over the service lives of employees in accordance with the advice of qualified actuaries who carry out periodic valuations of the two funds. This is a change in accounting policy, as in previous years the cost of providing retirement benefits was charged to the profit and loss account to the extent of contributions paid to the funds. The effect of this change in policy has been to increase shareholders’ funds at January 1 of 2002, 2001 and 2000 by HK$1,194 million. This change in accounting policy has not impacted the prior year profit and loss account as contributions paid were in line with the charge required under SSAP No. 34.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	RETIREMENT BENEFITS (continued)

The retirement benefit obligation is measured based upon the estimated future cash outflows, discounted by reference to market yields on high quality corporate bonds which have a similar term as the related liabilities. Plan assets are measured at fair value. Actuarial gains and losses are recognized over the average remaining service lives of employees. The surplus of plan assets over the present value of benefit obligations (the “surplus”), if recognized, has to be restricted to the present value of economic benefits available to the Group, as required by SSAP No. 34.

In the second half of year 2000, to prepare for the transfer of the majority of the members in the defined benefit programme to the new defined contribution programme on December 1, 2000, a large portion of the plan investments were converted to cash. At that time, the Group also announced that those members (about 1% of total members) remaining with the defined benefit programme would be transferred to the defined contribution programme or MPF upon implementation of the revised remuneration scheme within the next two to three years. Before the transfer of the remaining members and relevant approvals, the defined benefit programme could not be wound up to enable economic benefits to become available to the Group. Consequently, the directors were of the opinion that material economic benefits associated with the surplus would not be available to the Group and hence no asset was recognized in the June 30, 2002 interim report.

In the second half of year 2002, the Group announced the implementation of a revised remuneration scheme for implementation by stages commencing from January 2003 and, in accordance with the plan developed in 2000, transferred the remaining members in the defined benefit programme to the defined contribution programme upon business close on December 31, 2002. At the same time, the Group obtained the relevant approvals in principle to enable the winding up of the defined benefit programmes. In accordance with the Trustee Deeds, upon winding up the retirement benefit schemes, any surplus assets after meeting the obligation to the members will be returned to the Group. It therefore became clear that the surplus was indeed available to the Group upon the completion of a routine administrative process involving the transfer of defined benefit members to the defined contribution programme and the winding up of the existing schemes; the economic benefits associated with the surplus therefore accrued to the Group at both June 30, 2002 and December 31, 2001. Accordingly, the recognition of an asset in respect of the pension surplus at December 31, 2001 has been recorded as a prior year adjustment as required by the transitional rules of SSAP No. 34. This treatment differs from that recognized in our 2002 interim report as a result of the unavailability of further information regarding the economic benefits available to the Group at December 31, 2001 as set out above.

On December 31, 2002, the remaining members in the defined benefit programme were transferred to the defined contribution programme. This represented a curtailment of the defined benefit programme. Accordingly, all actuarial losses of HK$83 million arising during the year have been recognized in the profit and loss account.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	RETIREMENT BENEFITS (continued)

The amounts recognized in the balance sheet, which are limited to the present value of economic benefits available to the Group, are determined as follows:

	2001	2002

	HK$M	HK$M

Fair value of plan assets	5,810	5,757
Present value of funded obligations	(4,616)	(4,619)

Net retirement benefit plan assets as at December 31,	1,194	1,138

The plan assets include the Company’s ordinary shares with a fair value of HK$297 million.

The amounts recognized in the profit and loss account were as follows:

	2000	2001	2002

	HK$M	HK$M	HK$M

Current service cost	148	157	162
Interest cost	337	324	295
Expected return on plan assets	(336)	(325)	(326)

Total expenses before curtailment	149	156	131
Less: amount capitalized	(56)	(55)	(46)

Total, included in staff costs (Note 3)	93	101	85
Loss on curtailment of the schemes	—	—	83

Total costs	93	101	168

Movement in the asset recognized in the balance sheet:

	2001	2002

	HK$M	HK$M

Fund plan assets surplus at January 1,	1,194	1,194
Expenses recognized before curtailment	(156)	(131)
Loss on curtailment of the schemes	—	(83)
Contributions paid	156	158

Fund plan assets surplus at December 31, (Note (a))	1,194	1,138

The principal actuarial assumptions used were as follows:

	2000	2001	2002

	%	%	%

Discount rate	7.0	7.0	6.5
Expected rate of return on plan assets	5.6	5.6	5.6
Expected rate of future base compensation increases	4.0	4.0	4.0

Note (a):	The net asset recognized in the balance sheet of the Group at January 1, 2001 is derived from the net asset of HK$1,194 million at December 31, 2001 adjusted by the expense of HK$156 million and contributions paid of HK$156 million for 2001.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	TAXATION

	2000	2001	2002

	HK$M	HK$M	HK$M
Taxation in the consolidated profit and loss account represents:

Current taxation
On SoC profit – Hong Kong
Subsidiary company
- current year	653	520	516
- provision written back	—	(269)	—
Jointly controlled entity	243	260	256

	896	511	772

On Non-SoC profit
Subsidiary companies
- Hong Kong	242	247	253
- outside Hong Kong	—	7	8
Jointly controlled entities
- Hong Kong	2	3	5
- outside Hong Kong	72	115	135
Associated companies
- outside Hong Kong	—	—	2

	316	372	403

	1,212	883	1,175

Deferred taxation
On SoC profit – Hong Kong
Subsidiary company	190	281	330
Jointly controlled entity	(16)	(22)	(10)

	174	259	320
On Non-SoC profit
Jointly controlled entity – Hong Kong	(8)	47	(193)

	166	306	127

	1,378	1,189	1,302

Hong Kong profits tax has been provided at the rate of 16% (2000 and 2001: 16%) on the estimated assessable profit for the year. Taxation on profits assessable outside Hong Kong has been provided at the rates prevailing in the respective jurisdictions.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	TRANSFERS UNDER SCHEME OF CONTROL (“SoC”)

The financial operations of CLP Power are governed by an SoC Agreement. In accordance with this Agreement, transfers required under the SoC are shown below:

	2000	2001	2002

	HK$M	HK$M	HK$M
Transfers under SoC
To Development Fund (A)	(1,386)	(1,201)	(1,420)
From special provision account (B)	37	—	96
To rate reduction reserve (C)	(280)	(305)	(319)

	(1,629)	(1,506)	(1,643)

Movements on the Development Fund, special provision account and rate reduction reserve of CLP Power are as follows:

		2000	2001	2002

		HK$M	HK$M	HK$M
(A)	Development Fund
	Balance at beginning of year	3,320	2,923	3,177
	Transfer from profit and loss account	1,386	1,201	1,420
	Transfer to special provision account (B)	(803)	—	—
	One-off rebate	—	(340)	(558)
	Business relief rebate	—	—	(41)
	CLP centenary rebate	(387)	—	—
	Special rebates to customers	(593)	(607)	(626)

	Balance at end of year	2,923	3,177	3,372

	CLP Power provided each customer as at December 31, 2002 with a one-off rebate determined on the basis of HK¢1.5 per unit of electricity consumption during 2002, with a minimum rebate of HK$250 for each residential customer and HK$700 for each non-residential customer. The one-off rebate was funded by the Development Fund (HK$558 million), the rate reduction reserve (HK$101 million) and the fuel clause account (HK$223 million). In addition, a business relief rebate of HK¢0.2 per unit (2000 and 2001: nil) amounting to HK$41 million was made to non-residential customers in 2002. The rebate was charged directly to the Development Fund.

	In year 2001, CLP Power provided each customer with a rebate of HK$220 which was charged to the Development Fund (HK$340 million) and the rate reduction reserve (HK$99 million).

	In year 2000, CLP Power provided each customer with a rebate of HK$200 in commemoration of CLP’s centenary. This amount was charged directly to the Development Fund (HK$387 million).

	The special rebate of HK¢2.2 per unit (2000 and 2001: HK¢2.2 per unit) made to customers during the year amounted to HK$626 million (2001: HK$607 million, 2000: HK$593 million).

F-27

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	TRANSFERS UNDER SCHEME OF CONTROL (continued)

		2000	2001	2002

		HK$M	HK$M	HK$M
(B)	Special provision account
	Balance at beginning of year	—	766	766
	Transfer from Development Fund (A)	803	—	—
	Transfer to profit and loss account	(37)	—	(96)

	Balance at end of year	766	766	670

	CLP Power and its jointly controlled generating company, Castle Peak Power Company Limited, agreed with the Government in December 1999 to further defer construction of units 7 & 8 of the Black Point Power Station. It was also agreed that a total of HK$803 million be set aside from the Development Fund to a special provision account to which the deferral premium incurred will be charged. The deferral premium is a contractual obligation that corresponds to additional costs incurred by the vendors for delayed delivery of the two generating units. During the year, HK$96 million (2001: nil, 2000: HK$37 million) of deferral premium was charged to the special provision account.

		2000	2001	2002

		HK$M	HK$M	HK$M
(C)	Rate reduction reserve
	Balance at beginning of year	253	371	411
	Transfer from profit and loss account	280	305	319
	One-off rebate	—	(99)	(101)
	Rebates to customers	(162)	(166)	(171)

	Balance at end of year	371	411	458

	A rebate of HK¢0.6 per unit (2000 and 2001: HK¢0.6 per unit) was made to customers during the year.

11.	EARNINGS

Of the consolidated earnings of HK$7,079 million (2001: HK$7,257 million, 2000: HK$5,768 million), HK$7,607 million (2001: HK$7,352 million, 2000: HK$5,614 million) has been dealt with in the accounts of the Company.

12.	NON-SCHEME OF CONTROL OPERATING EARNINGS

	2000	2001	2002

	HK$M	HK$M	HK$M

Income from power projects outside Hong Kong	423	576	1,150
Sales to the Chinese mainland	34	44	64
Telecom business	(78)	(192)	(182)
Other businesses	(5)	33	(142)

	374	461	890

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	DIVIDENDS

	2000	2001	2002

	HK$M	HK$M	HK$M

Interim dividends paid	2,497	2,605	2,746
Special interim dividend paid	562	—	—

	3,059	2,605	2,746
Final dividend	1,040	1,059	1,228
Special final dividend (2000: special centenary dividend)	562	1,469	554

	4,661	5,133	4,528

At the Board meeting held on February 24, 2003 the directors recommended a final dividend of HK$0.51 per share and a special final dividend of HK$0.23 per share. The proposed dividends are not reflected as dividends payable in these accounts, but as a separate component of the shareholders’ funds for the year ended December 31, 2002.

14.	EARNINGS PER SHARE

The prescribed figure for earnings per share which includes the Hok Un redevelopment profit/property disposal gain (Note 5) is computed as follows:

	2000	2001	2002

Earnings for the year (HK$M)	5,768	7,257	7,079

Weighted average number of shares in issue (thousand shares)	2,497,472	2,486,583	2,408,783

Earnings per share (HK$)	2.31	2.92	2.94

Fully diluted earnings per share is not included as the Company does not have any diluting equity instruments as at December 31, 2002.

The weighted average number of shares and earnings per share for 2000 have been adjusted for the capitalization issue on April 23, 2001 as referred to in Note 25(A).

F-29

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	FIXED ASSETS

			Plant,
			Machinery
			and
	Land	Buildings	Equipment	Total

	HK$M	HK$M	HK$M	HK$M
Cost
At January 1, 2001	1,867	4,575	37,081	43,523
Additions	250	457	3,946	4,653
Transfers and disposals	(32)	(32)	(399)	(463)

At December 31, 2001	2,085	5,000	40,628	47,713

Additions	98	823	4,014	4,935
Transfers and disposals	(26)	(84)	(459)	(569)

At December 31, 2002	2,157	5,739	44,183	52,079

Accumulated depreciation
At January 1, 2001	—	1,156	11,675	12,831
Charge for the year	—	124	1,500	1,624
Transfers and disposals	—	(9)	(310)	(319)

At December 31, 2001	—	1,271	12,865	14,136

Charge for the year	—	134	1,615	1,749
Transfers and disposals	—	(69)	(318)	(387)
Impairment charge	—	—	31	31

At December 31, 2002	—	1,336	14,193	15,529

Net book value
At December 31, 2002	2,157	4,403	29,990	36,550

At December 31, 2001	2,085	3,729	27,763	33,577

Included in fixed assets is equipment awaiting installation and plant under construction, the book values of which at December 31, 2002 were HK$356 million and HK$5,926 million respectively (2001: HK$372 million and HK$5,233 million respectively) for the Group.

The tenure of the land of the Group is as follows:

	2001	2002

	HK$M	HK$M
Held in Hong Kong:
On long-term leases (over 50 years)	128	176
On medium-term leases (10-50 years)	1,955	1,979
On short-term leases (less than 10 years)	2	2

	2,085	2,157

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	INVESTMENTS IN SUBSIDIARY COMPANIES

	2001	2002

	HK$M	HK$M

Unlisted shares, at cost	24,153	23,673
Provisions for impairment losses	(100)	(100)
Advances to subsidiary companies, less provisions	7,028	10,592
Advances from subsidiary companies	(40)	(33)

	31,041	34,132

The advances to/from subsidiary companies are unsecured, interest free and have no fixed repayment terms except:

(i)	an advance to CLP Properties Group of HK$11 million (2001: nil), which is repayable on demand and bears average interest of 2.03% per annum; and

(ii)	an advance from CLP Properties Group of HK$14 million (2001: HK$23 million), which is repayable on demand and bears interest of 1.75% (2001: 1.75%) per annum.

The table below lists the principal subsidiary companies of the Group.

		Percentage of
		Issued Capital	Place of
	Issued	Directly Held in	Incorporation/	Principal
Name	Share Capital	2001 and 2002	Operation	Activity

CLP Power Hong Kong Limited	2,488,320,000 shares of HK$5 each	100	Hong Kong	Generation and Supply of Electricity

Hong Kong Nuclear Investment Company Limited	300,000 shares of HK$1,000 each	100	Hong Kong/ Chinese mainland	Power Project Investment Holding

CLP Engineering Limited	410 shares of HK$10,000 each	100	Hong Kong	Engineering Services

CLP Power China Limited	192,000,000 shares of US$1 each	100	British Virgin Islands/ Chinese mainland	Power Projects Investment Holding

CLP Power International Limited	192,000 shares of US$1,000 each	100	British Virgin Islands/ International	Power Projects Investment Holding

CLP Properties Limited	15,000,000 shares of HK$10 each	100	Hong Kong	Property Investment Holding

CLP Telecommunications Limited	10,000,000 shares of HK$10 each	100	Hong Kong	Telecommunications Business

CLP Enterprises Limited	1 share of US$1	100	British Virgin Islands/ Hong Kong and Chinese mainland	Energy-related Investment Holding

CLP Research Institute Limited	1 share of US$1	100	British Virgin Islands/ Hong Kong	Research and Development

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

The table below lists the share of net assets of the jointly controlled entities of the Group.

	2001	2002

	HK$M	HK$M
Castle Peak Power Company Limited (A)
Share of net assets	186	175
Advances	4,268	4,856
Special loan	78	78

	4,532	5,109

Guangdong Nuclear Power Joint Venture Company, Limited (B)
Share of net assets	3,095	3,071

CLP Powergen joint venture – Gujarat Paguthan Energy Corporation Private Limited (C)
Share of net assets other than goodwill	—	2,486
Unamortized goodwill on acquisition	—	274

	—	2,760

CLP Powergen joint venture – Yallourn Energy Pty Limited (D)
Share of net assets	1,789	2,073
Advances	40	221

	1,829	2,294

Hok Un joint venture (E)
Share of net assets	1,872	825
Advances	60	—

	1,932	825

Shandong Zhonghua Power Company Limited (F)
Share of net assets	1,390	1,367

Ho-Ping Power Company (G)
Share of net assets other than goodwill	759	982
Unamortized goodwill on acquisition	249	242

	1,008	1,224

CLP Guohua Power Company Limited (H)
Share of net assets other than goodwill	792	895
Unamortized goodwill on acquisition	129	121

	921	1,016

Hong Kong Pumped Storage Development Company, Limited (I)
Share of net assets	11	12
Advances	290	300

	301	312

Others (J)
Share of net assets other than goodwill	456	535
Unamortized goodwill on acquisition	77	67
Advances	245	313
Impairment charge	—	(38)

	778	877

	15,786	18,855

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (continued)

The purchased goodwill of jointly controlled entities is being amortized on a straight-line basis over its estimated useful economic life. Movement of goodwill is shown as below:

	2001	2002

	HK$M	HK$M

Gross Amount	261	463
Accumulated amortization	—	(8)

Balance at beginning of year	261	455
Addition for the year	214	282
Amortization for the year	(8)	(34)
Exchange differences	(12)	1

Balance at end of year	455	704

Balance at end of year comprises:
Gross Amount	463	746
Accumulated amortization	(8)	(42)

	455	704

(A)	Castle Peak Power Company Limited (“CAPCO”) is 40% owned by CLP Power and 60% owned by ExxonMobil Energy Limited and is incorporated in Hong Kong. Its principal activity is the generation of electricity for the sole supply to CLP Power. While CAPCO owns the power generation assets, CLP Power builds and operates all CAPCO’s power stations and is the sole offtaker.

Under the terms of the revised CAPCO Deed of Subordination, in the event of the winding up of CAPCO, CLP Power’s advances to it would be subordinated to certain loans of CAPCO. CLP Power’s advances to CAPCO may be withdrawn only to the extent that the shareholders’ funds exceed two-thirds of the aggregate principal amount outstanding of the said loans. In this context the shareholders’ funds represent the sum of the issued share capital, shareholders’ advances, special advances, deferred taxation, retained profits and any proposed dividend.

The Special Loan to CAPCO is non-interest bearing and repayable in full on September 30, 2008.

In view of the significance of this investment, an extract of the accounts of CAPCO for the years ended December 31, is set out as follows:

	2001	2002

	HK$M	HK$M
Results for the year
Turnover	9,864	10,262

Profit before taxation	3,716	3,917

Group’s share of profit before taxation for the year	1,491	1,572

Net assets as at year end
Fixed assets	27,433	26,836
Current assets	1,333	1,392
Current liabilities	(4,253)	(5,164)
Deferred taxation	(2,731)	(2,706)
Long-term liabilities	(10,591)	(7,733)

	11,191	12,625

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (continued)

(B)	Guangdong Nuclear Power Joint Venture Company, Limited (“GNPJVC”) is 25% owned by the Group and 75% owned by Guangdong Nuclear Investment Company, Limited and is incorporated in the Chinese mainland. This company constructed and operates the Guangdong Daya Bay Nuclear Power Station and its principal activity is the generation of electricity for supply to Hong Kong and Guangdong Province.

In view of the significance of this investment, an extract of the management accounts of GNPJVC, after making adjustment to conform with the Group’s significant accounting policies, for the years ended December 31, is set out as follows:

	2001	2002

	HK$M	HK$M
Results for the year
Turnover	7,111	7,146

Profit before taxation	3,056	3,028

Group’s share of profit before taxation for the year	764	757

Net assets as at year end
Fixed assets	19,302	17,646
Current assets	3,389	3,404
Current liabilities	(2,690)	(2,166)
Long-term liabilities	(7,623)	(6,599)

	12,378	12,285

(C)	On February 20, 2002, the Group acquired an 80% interest in a newly formed joint venture company (with the remaining 20% held by Powergen) which during the period acquired a 100% equity interest in Gujarat Paguthan Energy Corporation Private Limited, India (“GPEC”). GPEC owns a combined cycle 655MW power station in Gujarat, India. GPEC has entered into a 20-year (1998-2018) power purchase agreement with Gujarat Electricity Board (“GEB”). The total cost of acquisition of the Group’s effective equity interest of 80% in GPEC was HK$2,249 million, including cash consideration of HK$2,218 million. Purchased goodwill was HK$286 million at the time of acquisition. This goodwill is being amortized over the remaining term of the power purchase agreement.

Under the joint venture agreement, none of the joint venture partners has unilateral control over the economic activity of the joint venture. Hence, the Group’s interest is accounted for as jointly controlled entity.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (continued)

In view of the significance of this investment, an extract of the management accounts of GPEC, after making adjustment to conform with the Group’s significant accounting policies, for the period since acquisition to December 31, 2002 is set out as follows:

	2001	2002

	HK$M	HK$M
Results for the period from acquisition to December 31, 2002
Turnover	—	1,106

Profit before taxation	—	220

Group’s share of profit before taxation for the period	—	176

Net assets as at year end
Non-current assets	—	3,458
Current assets	—	2,151
Current liabilities	—	(416)
Long-term liabilities	—	(2,085)

	—	3,108

GPEC’s Contingent Liabilities

1.	GPEC has obtained payment for some of its receivables from GEB through bill discounting with recourse. The potential effect on the Group as at December 31, 2002 if these financing arrangements are not settled by GEB is HK$254 million. There is no recourse to the CLP Group beyond GPEC from these arrangements and to date there has been no incident where recourse to GPEC has been necessary.

2.	Under an arrangement with a fuel supplier, bills if not settled by GEB are with recourse to GPEC. There is no recourse to the CLP Group beyond GPEC. The potential effect on the Group if recourse to GPEC is applied due to this arrangement, as at December 31, 2002, is HK$91 million.

(D)	The Group owns an 80% interest in two joint venture companies, CLP Powergen Sdn Bhd and CLP Powergen Funding Limited, incorporated in Malaysia and British Virgin Islands respectively. In February 2001, these joint venture companies completed the acquisition of a 92% interest in Yallourn Energy Pty Limited (“Yallourn Energy”), which owns a 1,450MW coal-fired plant and dedicated coal mine in Victoria, Australia. Under the joint venture agreement, none of the joint venture partners has unilateral control over the economic activity of the joint venture companies. Hence, the Group’s interests are accounted for as jointly controlled entities.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (continued)

In view of the significance of this investment, an extract of the management accounts of Yallourn Energy, after making adjustment to conform with the Group’s significant accounting policies, for the period from acquisition to December 31, 2001 and for the year ended December 31, 2002 is set out as follows:

	2001	2002

	HK$M	HK$M

Turnover	715	1,486

(Loss)/Profit before taxation	(347)	116

Group’s share of (loss)/profit before taxation for the year	(256)	86

Net assets as at year end
Non-current assets	8,183	8,633
Current assets	466	579
Current liabilities	(628)	(428)
Long-term liabilities	(5,589)	(5,968)

	2,432	2,816

(E)	The Group entered into a joint venture agreement with a wholly-owned subsidiary company of Cheung Kong (Holdings) Limited in 1991 to develop the Hok Un site at Hung Hom (named Laguna Verde). Under the agreement, the Group has the right to share 50% of profits arising from the project, with a minimum overall profit guaranteed by the subsidiary company of Cheung Kong (Holdings) Limited which also provides all the necessary funding.

In 1999, the joint venture acquired additional Plot Ratio from the Government. Under a separate agreement with the subsidiary company of Cheung Kong (Holdings) Limited, the Group shares 50% of the net proceeds of sale from this additional gross floor area and bears 50% of associated land premium, development and marketing costs.

(F)	Shandong Zhonghua Power Company Limited is 29.4% owned by the Group and is incorporated in the Chinese mainland. This company owns four power stations totalling 3,000MW. Two of the power stations, Shiheng I and Shiheng II are in operation, Liaocheng is under construction and Heze II is entering the final stage of commissioning. All power generated is for supply to the Shandong Grid.

(G)	The Group has an interest in 40% of the issued share capital of Ho-Ping Power Company (“Ho-Ping”), a company which is incorporated in Taiwan. This company has constructed, owns and operates a coal-fired power station and an associated 53 km of 345 kV transmission line at Ho-Ping in eastern Taiwan. Unit 1 and Unit 2 of the plant commenced operation in June and September 2002 respectively. All power generated is supplied to Taiwan Power Company (“Taipower”), the government-owned utility of Taiwan. Goodwill associated with the acquisition of Ho-Ping is being amortized over a period of 25 years as the directors are of the opinion that it is appropriate to amortize goodwill over the term of the power purchase agreement signed with Taipower. The goodwill is tested for impairment annually in accordance with the requirements of SSAP No. 30.

(H)	CLP Guohua Power Company Limited, the joint stock company owned 51% by Beijing Guohua Electric Power Corporation and 49% by the Group, is incorporated in the Chinese mainland. It holds interests in three coal-fired power stations, namely Beijing Yire Power Station in Beijing, Panshan Power Station in Tianjin and Sanhe Power Station in Hebei, with a combined installed capacity of 2,100MW, of which the joint stock company owns 1,285 equity MW. Goodwill is being amortized over 20 years from the date of acquisition.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (continued)

(I)	Hong Kong Pumped Storage Development Company, Limited is 49% owned by CLP Power and is incorporated in Hong Kong. This company has the right to use 50% of the capacity of Phase I of the Guangzhou Pumped Storage Power Station in Guangdong Province until 2034.

(J)	The Group’s other investments include:

–	41.5% interest in a number of hydro power projects in Huaiji County, Guangdong Province;

–	50% interest in a joint venture undertaken with a subsidiary company of Cheung Kong (Holdings) Limited in Hong Kong to provide second mortgage financing to purchasers of Laguna Verde;

–	49% in CLP Guohua Shenmu, which is incorporated in the Chinese mainland and holds an interest in a coal-fired power station – Shenmu Power Station with an installed capacity of 200MW;

–	40% (2001: 27.3%) interest in Precision Marketing Inc., which provides customer database management services in Hong Kong, Taiwan and the Chinese mainland;

–	80% interest in CLP Powergen Southeast Asia Limited incorporated in Hong Kong, which acquired a 50% interest in BLCP Power Limited (“BLCP”) in Thailand in December 2001. BLCP entered into a 25-year Power Purchase Agreement with Electricity Generating Authority of Thailand Limited in 1997 to build, own and operate a 1,434MW coal-fired power station in Thailand. This project is under development and construction has not yet commenced. The Group had an effective interest of 40% in the BLCP joint venture. Under the joint venture agreement, none of the parties has unilateral control over the economic activity of BLCP;

–	70% interest in Guizhou CLP Power, which is incorporated in the Chinese mainland and holds an interest in a coal-fired power station in Guizhou – Anshun II Power Station which is under construction and with an installed capacity of 600MW. Under the joint venture agreement, none of the joint venture partners has unilateral control over the economic activity of the joint venture company. Hence, the Group’s interest is accounted for as jointly controlled entity; and

–	40% interest in Ho-Ping Power Services Corporation owned by the Group. Its principal activity is to provide operation and maintenance services to Ho-Ping Power Company.

Goodwill on the above investments is being amortized over 10 to 18 years from the date of acquisition.

The advances to jointly controlled entities are unsecured and have no fixed repayment terms whilst the terms of repayment of an advance to CLP Powergen joint venture in Yallourn Energy, are effectively subject to the associated terms under the senior debt documents and the subordinated notes documents of Yallourn Energy as a borrower. The advances to jointly controlled entities are interest free except for

(i)	an advance of HK$298 million (2001: HK$245 million) to a joint venture undertaken with a subsidiary company of Cheung Kong (Holdings) Limited, out of which HK$25 million bears interest based on Hong Kong prime rate; and

(ii)	an advance of HK$221 million (2001: HK$40 million) to the CLP Powergen joint venture which bears interest at a fixed margin over the Australian Bank Bill Swap Rates.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	INVESTMENTS IN ASSOCIATED COMPANIES

	2001	2002

	HK$M	HK$M
Electricity Generating Public Company Limited (“EGCO”) (A)
Share of net assets other than goodwill	1,055	1,133
Unamortized goodwill on acquisition	175	165

	1,230	1,298

PowerCom Network Hong Kong Limited (“PowerCom”) (B)
Share of net losses other than goodwill	—	(2)
Unamortized goodwill on acquisition	—	152

	—	150

	1,230	1,448

The purchased goodwill of associated companies is being amortized on the straight-line basis over its estimated useful economic life of 10 to 16 years. Movement of goodwill is shown as below:

	2001	2002

	HK$M	HK$M

Gross Amount	1,205	1,212
Accumulated amortization	(1,022)	(1,037)

Balance at beginning of year	183	175
Addition for the year	9	157
Amortization for the year	(15)	(19)
Exchange differences	(2)	4

Balance at end of year	175	317

Balance at end of year comprises:
Gross Amount	1,212	1,373
Accumulated amortization	(1,037)	(1,056)

	175	317

(A)	EGCO is 22.4% (2001: 22.4%) owned by the Group and is incorporated and listed in Thailand. Its principal activity is the generation of electricity for supply to the Electricity Generating Authority of Thailand. The Group has nominated 4 directors to the EGCO Board out of the total of 13 Board members. The market value as at December 31, 2002 was HK$800 million (2001: HK$766 million).

In 2002, the directors reviewed the carrying value of the investment in EGCO. Based on value in use, it was concluded that no additional impairment (2001: nil, 2000: HK$900 million) is required for the investment.

(B)	On August 21, 2002, the Group and Cheung Kong Enterprises jointly invested in PowerCom with interests of 19% and 81% respectively. The Group has transferred its retail telecom business and a number of employees into PowerCom. Besides transferring retail operations to PowerCom, the Group has paid HK$100 million and transferred assets at net book value totalling HK$57 million to acquire its interest in PowerCom. PowerCom will launch a service to provide broadband Internet access to customers, using powerline telecommunication technology. Because the Group holds equity share capital for the long term and can exercise significant influence over PowerCom’s management, the investment is accounted for as an associated company. The goodwill arising on acquisition is being amortized over 10 years.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	INVESTMENT SECURITIES

	2001	2002

	HK$M	HK$M

Equity securities listed in Hong Kong (A)	—	14
Equity securities listed outside Hong Kong (B)	643	—
Unlisted shares (C)	4	4
Held-to-maturity securities (D)	79	264
Fixed-income securities	5	5

	731	287

(A)	The Group acquired 41.8 million shares (representing a 5.23% shareholding) of DataSys Technology Holdings Limited, a listed company on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, at a price of HK$0.34 per share in June 2002. The market value as at December 31, 2002 was HK$16 million at a price of HK$0.39 per share.

(B)	The Group holds a 5% interest in YTL Power International Berhad (“YTL Power”), a listed company in Malaysia. During the year, the Group reclassified the investment in YTL Power from long-term investment to other investments under current assets (Note 21).

(C)	The Group acquired a 6.4% shareholding in StorageBank Inc., an unlisted company in Taiwan which provides storage systems, backup and disaster recovery of computer systems.

(D)	In 2001, the Group acquired A$20 million of floating rates notes issued by Mezzco Pty Limited. Mezzco Pty Limited is a wholly-owned subsidiary company of AusPower Holdings Pty Limited, which is the immediate holding company of Yallourn Energy Pty Limited. During the year, an additional A$40 million of the floating rate notes were acquired. On January 7, 2003, the Group purchased additional notes from a third party totalling A$100 million. The Group holds 100% of the notes after this transaction.

20.	DEPOSITS, BANK BALANCES AND CASH

	2001	2002

	HK$M	HK$M

Trust fund for unclaimed dividends	—	25
Deposits, bank balances and cash	80	491

	80	516

During the year, two trust funds were created for the balances of unclaimed dividends and trade creditors for the purpose of the Share Premium Reduction of the Company (Note 26). The liabilities to those trade creditors were discharged and the respective trust fund was returned to the Company accordingly.

21.	OTHER INVESTMENTS

	2001	2002

	HK$M	HK$M

Equity securities listed outside Hong Kong, at market value	—	671

During the year, the directors changed their intention regarding their shareholding in YTL Power. Accordingly, it was reclassified from investment securities held for the long-term (Note 19(B)) to other investments within current assets and valued at its market price of HK$671 million (Market value at 2001: HK$587 million). As a result, a gain of HK$27 million was recognized representing the partial reversal of a previously recognized impairment.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	TRADE AND OTHER RECEIVABLES

	2001	2002

	HK$M	HK$M

Trade receivables (ageing analysis is shown below)	966	605
Deposits and prepayments	573	601
Current accounts with jointly controlled entities	42	50

	1,581	1,256

CLP Power’s credit policy in respect of receivables arising from its principal electricity business is to allow customers to settle their electricity bills within 13 to 15 working days after issue. Customers’ receivable balances are secured by cash deposits or bank guarantees.

The ageing analysis of the trade receivables at December 31, is as follows:

	2001	2002

	HK$M	HK$M

Below 30 days	937	573
31-60 days	16	17
61-90 days	5	6
Over 90 days	8	9

	966	605

The bad debts written-off during the year were HK$5 million (2001: HK$6 million, 2000: HK$7 million).

23.	FUEL CLAUSE ACCOUNT

Costs of fuel consumed by CLP Power are passed on to the customers. The variations between the actual cost of fuel and the fuel cost billed are captured in the Fuel Clause Account. The balance on the account (inclusive of interest) represents amounts over-recovered and is an amount due to customers of CLP Power.

24.	TRADE AND OTHER PAYABLES

	2001	2002

	HK$M	HK$M

Trade payables (ageing analysis is shown below)	1,344	1,404
Other payables	426	637
Current accounts with jointly controlled entities	908	1,050

	2,678	3,091

The ageing analysis of the trade payables at December 31, is as follows:

	2001	2002

	HK$M	HK$M

Below 30 days	1,318	1,341
31-60 days	10	5
61-90 days	—	1
Over 90 days	16	57

	1,344	1,404

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	SHARE CAPITAL

	Number of
	Shares of	Amount
	HK$5 Each	HK$M
Authorized:
At December 31, 2001 and 2002	3,000,000,000	15,000

		2001		2002

		Number of		Number of
		Shares of	Amount	Shares of	Amount
		HK$5 Each	HK$M	HK$5 Each	HK$M
Issued and fully-paid:
	At January 1,	2,081,227,000	10,406	2,421,486,400	12,107
	One-for-five bonus issue (A)	416,245,400	2,081	—	—
	Shares repurchased during the year (B)	(75,986,000)	(380)	(13,240,500)	(66)

	At December 31,	2,421,486,400	12,107	2,408,245,900	12,041

(A)	In accordance with an ordinary resolution passed on April 23, 2001, the issued share capital of the Company was increased to HK$12,487 million by applying HK$2,081 million standing to the credit of the share premium account in payment in full at par of 416,245,400 shares of HK$5 each, on the basis of one share for every five shares held on April 23, 2001.

(B)	In 2002, the Company repurchased a total of 13,240,500 (2001: 75,986,000) of its own shares on The Stock Exchange of Hong Kong Limited, all of which have been cancelled, as follows:

		Purchase Price		Aggregate
		Per Share		Purchase
	Number of Shares	Highest	Lowest	Price
Month/Year	Repurchased	HK$	HK$	HK$M

January 2002	13,240,500	30.00	29.50	396

		Total expenses on shares repurchased		1

				397

26.	SHARE PREMIUM

During the year, CLP Holdings undertook a restructuring of its balance sheet by the reduction of the Share Premium account. Following approval by shareholders at the Extraordinary General Meeting in April 2002 and confirmation from the High Court, the reduction of the Share Premium account became effective on June 7, 2002. As a result, HK$10,116,789,910 was transferred from the Share Premium account to the Retained Profits of the Company on the same day.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	BANK OVERDRAFTS, BANK LOANS AND OTHER BORROWINGS

	2001	2002

	HK$M	HK$M
Total facilities available
Bank overdrafts	497	499
Bank loans	8,300	12,033
U.S. Dollar Notes due 2006 (US$300 million)	2,340	2,340
U.S. Dollar Medium Term Notes due 2012 (US$300 million)	—	2,340

	11,137	17,212

Utilised at December 31,
Bank overdrafts	—	—
Bank loans	3,227	4,617
U.S. Dollar Notes due 2006	2,340	2,340
U.S. Dollar Medium Term Notes due 2012	—	2,340

	5,567	9,297

Short-term loans	1,343	567
Current portion of long-term loans and borrowings	156	3

	1,499	570

Long-term loans and borrowings, repayable
within one year	156	3
between one and two years	3	2
between two and five years	4,065	6,385
after five years	—	2,340

	4,224	8,730
Less current portion of long-term loans and borrowings	(156)	(3)

	4,068	8,727

	5,567	9,297

The total borrowings of HK$9,297 million at December 31, 2002 (2001: HK$5,567 million) comprise the following:
(i)	fixed rate bank loan of HK$6 million (2001: HK$17 million) with interest rate at 5.42% (2001: 5.40% to 7.77%) per annum;

(ii)	U.S. Dollar Notes of HK$2,340 million (2001: HK$2,340 million) with a coupon rate of 7.5% (2001: 7.5%) per annum; this liability was fully swapped into Hong Kong Dollars, at an average fixed rate of 7.07% per annum;

(iii)	U.S. Dollar Medium Term Notes of HK$2,340 million (2001: nil) with a coupon rate of 6.25% per annum; this liability was fully swapped into Hong Kong Dollars, with HK$1,000 million further swapped into 5-year fixed rate of 6.12% per annum and the balance kept at variable rate; and

(iv)	other variable rate bank loans of HK$4,611 million (2001: HK$3,210 million).

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	DEFERRED TAXATION

	2001	2002

	HK$M	HK$M

Balance at beginning of year	3,110	3,391
Charge for the year	281	330

Balance at end of year	3,391	3,721

Deferred taxation arose from timing differences attributable to accelerated depreciation allowances, which are unlikely to reverse in the foreseeable future.

29.	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

Reconciliation of profit before taxation to cash generated from operations:

	2000	2001	2002

	HK$M	HK$M	HK$M

Profit before taxation	8,775	9,952	10,024
Adjustments for:
Operating interests	184	180	184
Finance income	(110)	(29)	(33)
Hok Un redevelopment profit	(1,357)	(1,752)	(282)
Share of profits less losses of jointly controlled entities	(2,216)	(2,339)	(2,976)
Share of profits less losses of associated companies	(5)	(71)	(86)
Exchange gain	—	—	(28)
Impairment loss on investments in jointly controlled entities	—	—	38
Impairment loss on investment in associated company	900	—	—
Impairment loss on investment securities	130	—	—
Impairment loss on long-lived assets	—	—	59
Unrealized investment loss on retirement benefit plan assets	—	—	83
Provision for development costs	18	—	—
Depreciation	1,474	1,624	1,749
Loss on disposal of fixed assets	100	107	79
Capital gain arising from disposal of properties	(7)	(52)	(321)
Dividend income from investment	—	(17)	(34)
Mark-to-market gain on other investments	—	—	(27)

Operating profit before working capital changes	7,886	7,603	8,429
Increase in customers’ deposits	133	271	234
Decrease in fuel clause account	310	473	258
Increase in debtors and prepayments	(394)	(408)	(589)
Increase in retirement benefit plan assets	—	—	(27)
Increase in creditors	220	114	248
Increase in current accounts due to jointly controlled entities	15	27	134
Rebates to customers under SoC	(162)	(166)	(171)
Business relief rebate	—	—	(41)
Special rebate	(593)	(607)	(626)

Cash generated from operations	7,415	7,307	7,849

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.	COMMITMENTS

(A)	Capital expenditure authorized but not brought into the accounts is as follows:

	2001	2002

	HK$M	HK$M

Contracted but not provided for	2,746	3,056
Authorized but not contracted for	8,573	8,402

	11,319	11,458

(B)	In respect of the investment in the Anshun II Power Project in Guizhou, the Group is required to contribute share capital of RMB440 million (approximately HK$414 million). The amount already paid at the end of December 2002 was RMB154 million (approximately HK$145 million). The remainder of the share capital will be paid by instalments within one and a half years from the joint venture’s incorporation date of September 9, 2002.

(C)	Under a Sale and Purchase Agreement executed in November 2002, the Group was committed to pay a total consideration of HK$897 million to acquire from Powergen the remaining interests in Gujarat Paguthan Energy Corporation Private Limited (“GPEC”), Yallourn Energy Pty Limited (“Yallourn Energy”) and BLCP Power Limited (“BLCP”). In respect of GPEC and Yallourn Energy, completion of these acquisitions was subject to certain consents from lenders and relevant regulatory authorities. Upon completion of the deal, the Group would own effective interests of 100% in GPEC, 92% in Yallourn Energy and 50% in BLCP. Up to December 31, 2002, no payment had been made. The acquisitions of the additional interests in BLCP, Yallourn Energy and GPEC were completed in January, April and June 2003 respectively.

31.	CONTINGENT LIABILITIES

(A)	China Energy Investment Company Limited (“CEIC”), a wholly-owned subsidiary company of the Group, is a shareholder of the Shandong Zhonghua Power Company Limited formed to develop, own and operate the Shiheng I, Shiheng II, Heze II and Liaocheng Power Stations totalling 3,000MW in the Shandong Province of the Chinese mainland. As part of the security package for the project, the Company has provided a Letter of Support to the finance parties to procure that CEIC will perform its contractual obligations.

The contingent financial liabilities at December 31, 2002 to be assumed by the Company, in respect of the performance by CEIC of its contractual obligations, are estimated to be as follows:

	2001	2002

	HK$M	HK$M

Sponsor support for completion	702	702
Liability under engineering, procurement and construction contracts for Heze II and Liaocheng Power Stations	2,472	2,472
Dividend escrow	436	618

	3,610	3,792

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	CONTINGENT LIABILITIES (continued)

(B)	The refinancing of Yallourn Energy Pty Limited (“Yallourn Energy”) was completed on February 27, 2001. Pursuant to the relevant loan agreements, all the relevant shareholders of AusPower Holdings Pty Limited, the immediate holding company of Yallourn Energy, agreed to provide the lenders with contingent equity support on a pro rata basis up to the sum of A$200 million in respect of a senior debt facility and up to the sum of A$15 million in respect of a subordinated notes facility. The contribution of contingent equity depends on certain minimum requirements regarding the availability of cash flows for debt service within five years from February 27, 2001. As at December 31, 2002, CLP Group’s 73.6% share of the contingent equity support is approximately A$158 million. As stated in Note 19(D), on January 7, 2003, the Group purchased all the subordinated notes.

The Directors are of the opinion that no provision is required to be made in the financial statements in respect of the matters described in (A) and (B) above.

32.	RELATED PARTY TRANSACTIONS

In the normal course of business the Group undertakes on an arms-length basis a wide variety of transactions with related parties. The more significant of such transactions during the year ended December 31, 2002 are described below.

	2000	2001	2002

	HK$M	HK$M	HK$M

Purchases of electricity from CAPCO (A)	9,735	9,815	10,191
Purchases of nuclear electricity (B)	4,587	5,013	4,976
Pumped storage service fee (C)	457	424	419

(A)	Under the Electricity Supply Contract between CLP Power and CAPCO, CLP Power is obligated to purchase all of CAPCO’s generating capacity. The Electricity Supply Contract provides that the price paid by CLP Power to CAPCO is sufficient to cover all of CAPCO’s operating expenses, including fuel cost, depreciation, interest expenses and current and deferred taxes, as well as CAPCO’s share of the return permitted under the SoC.

(B)	Under the offtake and resale contracts, CLP Power is obligated to purchase the Group’s 25% equity share of the output from Guangdong Daya Bay Nuclear Power Station (“GNPS”) and an additional 45% of such output from Guangdong Nuclear Investment Company, Limited. The price paid by CLP Power for electricity generated by GNPS throughout the terms of the power purchase agreements is determined by a formula based on GNPS’s operating costs and a calculation of profits by reference to shareholders’ funds and the capacity factor for that year.

(C)	Under a capacity purchase contract, Hong Kong Pumped Storage Development Company, Limited (“PSDC”) has the right to use 50% of the 1,200MW capacity of Phase 1 of the Guangzhou Pumped Storage Power Station. CLP Power has entered into a contract with PSDC to make use of this capacity. The price paid by CLP Power to PSDC is sufficient to cover all of PSDC’s operating expenses and net return. PSDC’s net return is based on a percentage of its net fixed assets in a manner analogous to the SoC.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33.	FINANCIAL ASSISTANCE AND GUARANTEES TO AFFILIATED COMPANIES

The Company has obtained a waiver from The Stock Exchange of Hong Kong Limited under Paragraph 3.10 of Practice Note 19 of the Listing Rules from disclosing a proforma combined balance sheet of affiliated companies. Affiliated companies include the Group’s jointly controlled entities and associated companies. Instead, in accordance with Practice Note 19, the Company discloses the following alternative information in relation to the affiliated companies as at December 31, 2002. This information has been extracted from the relevant audited accounts or management accounts of all affiliated companies.

	2001	2002

	HK$M	HK$M
The Group’s share of total indebtedness of affiliated companies analyzed as follows:
Bank borrowings	17,697	18,468
Other borrowings including loans from shareholders	3,050	3,074

	20,747	21,542

The Group’s share of contingent liabilities of affiliated companies	255	667

The Group’s share of capital commitments of affiliated companies
Contracted but not provided for	2,454	1,934
Authorized but not contracted for	1,792	2,943

	4,246	4,877

34.	APPROVAL OF ACCOUNTS

The accounts were approved by the Board on February 24, 2003.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP

The Group’s financial statements are prepared in accordance with generally accepted accounting principles in Hong Kong (“Hong Kong GAAP”), other than where different accounting policies are required by the Scheme of Control Agreement. Hong Kong GAAP, as modified to comply with the terms of the Scheme of Control, differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The significant differences applicable to the Group are described below and the adjustments considered necessary to reconcile the consolidated profit (“net income”) or shareholders’ funds (“shareholders’ equity”) in accordance with U.S. GAAP are shown in the following tables.

Retirement Scheme

Prior to 2002, under Hong Kong GAAP, the periodic charge to the Group’s financial statements for costs arising from a defined benefit retirement scheme was represented by the Group’s contributions to the scheme in a given period, determined by the Group with reference to independent actuarial valuations. Statement of Financial Accounting Standards (“SFAS”) No. 87 “Employers’ Accounting for Pensions” in the United States requires that the net periodic pension cost related to the employer’s liability under a defined benefit retirement scheme be determined by reference to changes in the actuarial valuation of the pension obligations of the scheme, fair value of the scheme’s assets, amortization of the amount of underfunded or overfunded projected benefit obligations at the time the accounting standard is adopted and amortization of additional projected benefits arising as a result of changes to the scheme.

On January 1, 2002, the Group adopted the new Hong Kong accounting standard SSAP No. 34 “Employee Benefits”, which became effective for financial statements with periods beginning on or after January 1, 2002. On initial adoption of the new standard, the Group carried out an actuarial valuation indicating a surplus of employee retirement benefit plan assets over liabilities (“the surplus”) of HK$1,194 million. Management of the Group are of the opinion that the surplus is not taxable. The new SSAP No. 34 is broadly consistent with SFAS No. 87. The surplus upon initial adoption of the SSAP No. 34 has been recognized as a prior year adjustment against retained profits. Under U.S. GAAP, the retirement scheme asset at January 1, 2002 differs from this surplus due to the existence of unrecognized actuarial gains and losses; under U.S. GAAP such actuarial gains and losses are recognized over the average remaining active employee service period.

On December 31, 2002, the remaining members in the Group’s defined benefit programmes were transferred to the defined contribution programmes. At the same time, the Group obtained the relevant approvals in principle to enable the winding up of its defined benefit programmes. This represented a curtailment and settlement of the defined benefit programmes. Accordingly, all previously unrecognized gains and losses have been credited to the profit and loss account in the current year under U.S. GAAP. The amount of tax provision made in prior years against the differences in periodic pension costs was also written back.

Foreign Exchange Gain and Loss

The accounting treatment prescribed by the Scheme of Control Agreement requires that unrealized exchange differences arising from long-term borrowings, suppliers’ credits and shareholders advances be deferred. Under U.S. GAAP these should be generally included in the income statement in the period in which the underlying exchange rates change.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP (continued)

Derivatives and Hedging Activities

The Group engages in forward foreign exchange contracts and cross currency and interest rate swaps to hedge the impact of foreign currency exposures and fluctuations in interest rates. Our affiliate, Yallourn Energy, also uses energy-related derivative instruments to hedge the price risk of sales of electricity and the price risk of purchasing energy to satisfy retail sales contract obligations. The Group does not recognize such derivatives at fair value, nor does it account for the gains or losses relating to the fair value changes in these derivatives as this is not required under Hong Kong GAAP.

For U.S. GAAP purposes, before the implementation of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS Nos. 137 and 138 (collectively referred to here as “SFAS No. 133”), the Group generally included gains and losses on forward foreign exchange contracts in the profit and loss account, except for gains and losses on forward foreign exchange contracts that were accounted for as hedges of firm identifiable foreign currency commitments, which were deferred and recognized in the profit and loss account upon settlement of the related foreign currency commitment.

Effective January 1, 2001, the Group adopted SFAS No. 133, which requires the Group to recognize all qualifying derivatives on the balance sheet at fair value. The Group’s transition adjustment to implement SFAS No. 133 was a net after-tax increase of HK$6 million to accumulated other comprehensive loss. This transition adjustment was recognized as of January 1, 2001, as a cumulative effect of a change in accounting principle.

Certain derivative transactions, while providing economic hedges, do not qualify for hedge accounting under SFAS No. 133. For these derivatives, changes in fair values are recognized in the profit and loss account.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the profit and loss account to offset changes in the fair value of the hedged assets or liabilities. Changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income (loss) until the hedged items are recognized in earnings, at which point the cumulative gain (loss) previously recorded in other comprehensive income (loss) is transferred to the profit and loss account. As of December 31, 2002, the application of SFAS No. 133 to the Group resulted in the fair value of derivative contracts amounting to an asset of HK$370 million (2001: HK$232 million), with offsetting amounts of HK$113 million (2001: HK$176 million) being accrued to customers in accordance with the Scheme of Control and HK$377 million (2001: HK$41 million) being credited to the carrying amount of a hedged liability. The remaining amount of HK$120 million (2001: HK$15 million) was principally charged to the profit and loss account and accumulated other comprehensive loss.

The Group’s share of changes in the fair value of derivatives of the jointly controlled entities and associated companies were also recognized in accordance with the requirements of the SFAS No. 133, resulting in a decrease in the Group’s share of the net assets of its jointly controlled entities and associated companies of HK$229 million (2001: HK$127 million). Of this amount, cumulative charges of HK$78 million (2001: HK$1 million) have been reflected in the profit and loss account and HK$151 million (2001: HK$126 million) has been charged to accumulated other comprehensive loss.

Depreciation of Leasehold Land

The Scheme of Control Agreement provides that leasehold land should be capitalized at unamortized cost. U.S. GAAP requires that such an asset be amortized over the term of the lease.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP (continued)

Taxation

The Scheme of Control Agreement requires that CLP Power, and its jointly controlled generating company Castle Peak Power Company Limited, make full provision for deferred taxation arising from timing differences attributable to accelerated tax depreciation allowances which is computed using the rate ruling when the timing differences arise, with no adjustments made subsequently if tax rates change. U.S. GAAP requires that such provision be made using the liability method, whereby deferred tax is calculated at the tax rate that it is estimated will be applicable when the timing differences reverse.

For affiliates not operating under the Scheme of Control, Hong Kong GAAP requires the deferred taxation to be computed using the liability method and the taxation effect arising from all material timing differences be accounted for to the extent it is probable that an asset or liability will crystallize. Hong Kong GAAP further establishes recognition criteria for deferred tax assets and only permits the recording of such assets relating to current trading losses where

•	the loss results from an identifiable and non-recurring cause;

•	the enterprise has been consistently profitable over a considerable period; and

•	it is assured beyond reasonable doubt that future taxable profits will be sufficient to offset the current loss.

Under U.S. GAAP, deferred tax assets and liabilities are recognized in full, subject to the possible provision of a valuation allowance when it is more likely than not certain deferred tax assets will not be realized.

Development Costs

Prior to 2000, under Hong Kong GAAP, development expenditures were deferred because recovery could be regarded as reasonably assured. In 2000, a Hong Kong accounting pronouncement was issued which states that pre-operating costs, which do not generally give rise to an asset, should be recognized as an expense in the period in which they are incurred. The relevant amounts, which had been capitalized in the accounts, were written off as expenses in 2000. Under U.S. GAAP, development costs are charged to expense when incurred.

Investments in Equity Securities

Under Hong Kong GAAP, investments in equity securities which are held for an identified long-term purpose and that purpose is documented at the time of acquisition or change of purpose are considered as “investment securities” and should be carried at cost less any provision for impairment. Those not classified as investment securities should be classified as “other investments” and should be measured at fair value with unrealized gains and losses being charged to the profit and loss account. When securities are transferred between categories, the transfer should be accounted for at fair value at the date of transfer. Any gain or loss arising is recognized immediately in the profit and loss account.

For investments in equity securities that are classified as “available for sale” under U.S. GAAP, they are required to be reported at fair value with the unrealized gains and losses to be recognized in other comprehensive income. Impairments in the value of equity securities, other than temporary impairments, are reflected in the profit and loss account. Any subsequent recovery in the fair value of previously impaired securities is recorded in other comprehensive loss until the security is sold.

Amortization of Goodwill

Under Hong Kong GAAP, goodwill is required to be amortized over its useful life and if the goodwill is being amortized over more than 20 years, such goodwill will be subject to an annual impairment review even if there is no indication that it is impaired. Under U.S. GAAP, goodwill is no longer amortized but subject to impairment test at least annually.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP (continued)

New Accounting Pronouncements

FIN 45

In November 2002, the FASB issued Interpretation No. (“FIN”) 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued and clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statements ending after December 15, 2002.

FIN 45 does not prescribe a specific account for the guarantor’s offsetting entry when it recognizes the liability at the inception of the guarantee and that offsetting entry will depend on the circumstances in which the guarantee is issued. There is also no prescribed approach included for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. The Group is currently assessing the impact of FIN 45’s initial recognition and measurement provisions on its financial position and results of operations.

FIN 46

In January 2003, the FASB issued FIN 46 “Consolidation of Variable Interest Entities-an Interpretation of ARB No. 51”. FIN 46 requires that certain variable interest entities (“VIE”) be consolidated by their primary beneficiary if the primary beneficiary is subject to a majority of the risk of loss from the VIE activities, or entitled to receive a majority of the VIE’s residual returns, or both. FIN 46 is effective immediately for all new VIE created or acquired after January 31, 2003. For VIE created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Group is in the process of reviewing its joint venture arrangements to determine if there is any venture that would be considered as VIE and hence needs to be consolidated under the provisions of FIN 46.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP (continued)

Effects of Proposed Accounting Pronouncements

EITF Issue No. 01-8

In August 2001, the Emerging Issues Task Force released Issue No. 01-8 “Determining Whether an Arrangement Is a Lease” (“Issue 01-8”). Issue 01-8 was originally intended to provide guidance in determining whether an energy-related contract should be accounted for as a lease in accordance with SFAS No. 13 “Accounting for Leases” and the scope was later extended beyond energy-related contracts by developing additional guidance in determining whether any arrangement is a lease.

Under the proposed guidance, an arrangement that conveys the right to use the property, plant or equipment (“PP&E”) would be considered to constitute a lease if (a) the purchaser has the ability or right to operate the PP&E, (b) the purchaser has the ability or right to control physical access to the underlying PP&E, or (c) it is remote that parties other than the purchaser will take more than a minor amount of the PP&E’s output during the term of the arrangement and the unit price for the purchaser is neither contractually fixed nor equal to the then current market price. It was further proposed that the determination of whether an arrangement contains a lease be made at inception of the arrangement based on all the facts and circumstances and a reassessment is required only if there are certain specific modifications made to the agreement.

Based on the proposed guidance and subject to the final decision of the Emerging Issues Task Force, lease accounting may apply to CLP Power’s power purchase arrangement with CAPCO if there is any modification to the existing arrangement since Issue 01-8 was proposed to be applicable to arrangements entered into or modified on or after the first fiscal quarter beginning after May 28, 2003. If lease accounting does apply and requires the contract to be accounted for as a capital lease under U.S. GAAP, CLP Power would have to record CAPCO’s related power plants as fixed assets in its accounts for U.S. GAAP purposes with an offsetting liability due to CAPCO. The Group anticipates that the implementation of Issue 01-8, if applicable, will have no material impact on its results of operations.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP (continued)

Net Income and Shareholders’ Equity

The estimated effect of the significant adjustments to the net income and shareholders’ equity in accordance with U.S. GAAP is summarized below:

Net income

	2000	2001	2002	2002

	HK$M	HK$M	HK$M	US$M

Profit for the year in accordance with Hong Kong GAAP*	5,768	7,257	7,079	908

Adjustments required under U.S. GAAP:
Difference in periodic pension costs and curtailment gain	269	81	130	17
Exchange gain/(loss)	14	(15)	—	—
Gain/(Loss) on change in fair value of derivatives	—	22	(221)	(28)
Tax effect of the above adjustments	(45)	(14)	218	28
Depreciation of leasehold land	(33)	(32)	(216)	(28)
Deferred tax accounting	—	106	32	4
Development costs	98	—	—	—
Change in fair value of equity securities	—	—	(27)	(3)
Amortization of goodwill	—	—	28	3

Net income for the year in accordance with U.S. GAAP	6,071	7,405	7,023	901

* as modified to comply with the Scheme of Control Agreement

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP (continued)

Net Income and Shareholders’ Equity (continued)

Shareholders’ equity

	2001	2002	2002

	HK$M	HK$M	US$M

Shareholders’ funds in accordance with Hong Kong GAAP*	35,168	36,787	4,717
Adjustment of surplus of employee retirement benefit plan assets over liabilities recognized as prior year adjustment against retained profits under Hong Kong GAAP	(1,194)	—	—

Shareholders’ funds as previously stated under Hong Kong GAAP	33,974	36,787	4,717
Cumulative adjustments required under U.S. GAAP:
Difference in periodic pension costs and curtailment gain	1,064	—	—
Gain/(Loss) on change in fair value of derivatives	22	(199)	(26)
Tax effect of the above adjustments	(174)	44	6
Depreciation of leasehold land	(382)	(598)	(77)
Deferred tax accounting	243	275	35
Change in fair value of equity securities	—	(27)	(3)
Amortization of goodwill	—	28	3
Transitional adjustment to other comprehensive income/(loss) on implementation of SFAS No. 133, net of tax of nil (2001: HK$1 million)	(6)	(4)	(1)
Net change in fair value of derivatives to other comprehensive income/(loss)
- company and subsidiaries, net of tax of HK$3 million (2001: nil)	—	(18)	(2)
- share of jointly controlled entities, net of tax of HK$49 million (2001: HK$54 million)	(126)	(151)	(19)
Net change in fair value of equity securities to other comprehensive income/(loss), net of tax of nil	—	27	3
Foreign currency translation to other comprehensive income/(loss)	—	13	2

Shareholders’ equity in accordance with U.S. GAAP	34,615	36,177	4,638

*	as modified to comply with the Scheme of Control Agreement

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP (continued)

Cash Flow Statement

Under Hong Kong GAAP, cash flows from dividends received can be classified in a manner which is most appropriate to the business and the Group therefore classifies dividends received as investing cash flows. Hong Kong GAAP further allows bank overdrafts to be a component of cash and cash equivalents as it forms an integral part of the Group’s cash management. Under U.S. GAAP, dividends received should be classified as operating cash flows whereas bank overdrafts as financing activities. The consolidated cash flow data by operating, investing and financing activities in accordance with U.S. GAAP are summarized below:

	2000	2001	2002	2002

	HK$M	HK$M	HK$M	US$M
Net cash provided/(used) by:
Operating activities	9,998	9,537	10,922	1,400
Investing activities	(3,924)	(8,129)	(8,478)	(1,087)
Financing activities	(4,820)	(3,500)	(2,008)	(257)

Increase/(decrease) in cash and cash equivalents	1,254	(2,092)	436	56
Cash and cash equivalents at beginning of year	918	2,172	80	10

Cash and cash equivalents at end of year	2,172	80	516	66

CLP HOLDINGS LIMITED

SCHEME OF CONTROL STATEMENT

CLP Power Hong Kong Limited (“CLP Power”)

Overview

In Hong Kong, CLP Power operates a vertically integrated electricity generation, transmission and distribution business. The generating plants in Hong Kong are owned by Castle Peak Power Company Limited (“CAPCO”), which is 40% owned by CLP Power and 60% owned by ExxonMobil Energy Limited. CLP Power builds and operates CAPCO’s power stations under contract and is the sole customer for CAPCO’s electricity which CLP Power transmits and distributes to its customers in Kowloon and the New Territories. CLP Power owns the transmission and distribution network.

Since 1963, the electricity-related operations of CLP Power and CAPCO (“the SoC Companies”) have been governed by a Scheme of Control (“SoC”) Agreement with the Government. The SoC specifies the SoC Companies’ obligations to supply adequate and reliable electricity supplies to customers at the lowest reasonable cost and the mechanism for Government to monitor their financial affairs and operating performance. In return, CLP Power is allowed to charge tariffs designed to recover the operating costs (including tax) and allowed net return of the SoC Companies. The current agreement, which took effect from October 1, 1993, covers the period to September 30, 2008. During this period, each of the SoC Companies and the Government has the right during the year ended September 30, 1998 and the year ending December 31, 2003 to request modification of the SoC, subject to agreement being reached by all parties.

Permitted and Net Return

The permitted and net return that the SoC Companies are allowed under the SoC are calculated as follows:

•	The annual permitted return is 13.5% of the SoC Companies’ average net fixed assets relating to the electricity business in Hong Kong; plus a further 1.5% on the average net fixed assets financed by shareholders’ investments and acquired after September 30, 1978.

•	Any difference between the permitted return and the profit for SoC operations is transferred to or from a Development Fund. The Development Fund does not form part of distributable shareholders’ funds and is, in effect, a liability owing to customers carried in CLP Power’s books.

•	Four charges are deducted from the permitted return. First, shareholders of the SoC Companies pay interest up to a maximum of 8% per annum on borrowed capital arranged for financing fixed assets. Second, shareholders of CLP Power pay a charge of 8% per annum on the sum of the average balances of the Development Fund and special provision account. This charge is credited to a rate reduction reserve in CLP Power’s books and is applied as rebates to customers. By a Supplemental Agreement which took effect from October 1, 1998, two more charges have been introduced. Third, shareholders of the SoC Companies pay an excess capacity adjustment of 13.5% on the average excess capacity expenditure less an allowed interest charge up to 8% per annum on the average excess capacity expenditure. This excess capacity adjustment will only apply to additional generating units installed after the SoC Companies’ Black Point Units 7 and 8 are commissioned. Fourth, shareholders of CLP Power pay interest up to 8% per annum on the increase in average balance of the customers’ deposits in excess of the balance as at September 30, 1998.

•	The net return is the permitted return less the deductions. The rate of return on average net fixed assets of the SoC Companies for the year ended December 31, 2002 was 12.52% (2001: 12.17%, 2000: 11.87%).

The net return is divided between the SoC Companies in accordance with the provisions of the agreements between the companies. These provisions state that each company will receive that proportion of the total net return represented by the net return that company would receive if it were the only company under the SoC and the net return were calculated solely on the basis of its own accounts. In the year 2002, 58% (2001: 58%, 2000: 57%) of the net return was allocated to CLP Power and 42% (2001: 42%, 2000: 43%) to CAPCO. If the actual profit for the SoC, when added to the amount available for transfer from the Development Fund is less than the permitted return, the share of any such deficit to be borne by CAPCO is limited to 20%.

The calculations shown on page F-56 are in accordance with the SoC and the agreements between the SoC Companies. The calculations are extracted from the audited accounts of CLP Power for the year ended December 31, 2002, upon which the auditors have expressed an unqualified opinion.

CLP HOLDINGS LIMITED

SCHEME OF CONTROL STATEMENT

	Year ended December 31,

	2000	2001	2002	2002

	HK$M	HK$M	HK$M	US$M

SCHEME OF CONTROL REVENUE	24,224	24,806	25,844	3,314

EXPENSES
Operating costs	2,735	2,964	2,848	365
Fuel	2,912	2,897	3,268	419
Purchases of nuclear electricity	4,587	5,013	4,976	638
Depreciation	2,803	3,026	3,164	406
Operating interest	1,163	931	617	79
Taxation	1,418	1,138	1,478	190

	15,618	15,969	16,351	2,097

PROFIT AFTER TAXATION	8,606	8,837	9,493	1,217

Interest on increase in customers’ deposits	10	8	1	—
Interest on long-term financing	1,170	1,005	818	105
Adjustment required under the SoC (including share of profit on sale of electricity to the Chinese mainland attributable to the SoC Companies)	(16)	(69)	(5)	(1)

PROFIT FOR SCHEME OF CONTROL	9,770	9,781	10,307	1,321

Transfer to Development Fund	(1,386)	(1,201)	(1,420)	(182)

PERMITTED RETURN	8,384	8,580	8,887	1,139

DEDUCT INTEREST
On increase in customers’ deposits	10	8	1	—
On long-term financing as above	1,170	1,005	818	105
On Development Fund and special provision account transferred to rate reduction reserve	280	305	319	41

	1,460	1,318	1,138	146

NET RETURN	6,924	7,262	7,749	993

Divisible as follows:
CLP Power	3,955	4,188	4,517	579
CAPCO	2,969	3,074	3,232	414

	6,924	7,262	7,749	993

CLP POWER’S SHARE OF NET RETURN
CLP Power	3,955	4,188	4,517	579
Interest in CAPCO	1,192	1,234	1,297	166

	5,147	5,422	5,814	745

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
Castle Peak Power Company Limited

We have audited the accompanying balance sheets of Castle Peak Power Company Limited as of December 31, 2001 and 2002 and the related profit and loss accounts, statements of changes in equity and cash flow statements for the years ended December 31, 2000, 2001 and 2002 all expressed in Hong Kong dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Castle Peak Power Company Limited at December 31, 2001 and 2002 and the results of their operations and cash flows for the years ended December 31, 2000, 2001 and 2002 in conformity with accounting principles generally accepted in Hong Kong.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong
February 14, 2003

CASTLE PEAK POWER COMPANY LIMITED

PROFIT AND LOSS ACCOUNT

		Year ended December 31,

	Note	2000	2001	2002	2002

		HK$M	HK$M	HK$M	US$M

TURNOVER	3	9,773	9,864	10,262	1,316

Expenses
Fuel		2,914	2,897	3,268	419
Operating costs		458	526	747	96
Depreciation		1,340	1,429	1,442	185
Staff expenses		447	419	329	42

		5,159	5,271	5,786	742

Operating profit	4	4,614	4,593	4,476	574

Finance costs	5	1,042	877	559	72

Profit before taxation		3,572	3,716	3,917	502

Taxation	6	571	601	625	80

EARNINGS		3,001	3,115	3,292	422

DIVIDENDS	7	3,001	3,115	3,292	422

CASTLE PEAK POWER COMPANY LIMITED

BALANCE SHEET

		As of December 31,

	Note	2001	2002	2002

		HK$M	HK$M	US$M
CAPITAL EMPLOYED
Fixed assets	8	27,433	26,836	3,441

Current assets
Fuel and stores		392	427	54
Sundry debtors and prepayments		122	123	16
Current account with CLP Power Hong Kong Limited	9	819	842	108

		1,333	1,392	178

Current liabilities
Bank loans and other borrowings	10	(3,273)	(4,099)	(526)
Creditors		(789)	(905)	(116)
Taxation payable		(191)	(160)	(20)

		(4,253)	(5,164)	(662)

Net current liabilities		(2,920)	(3,772)	(484)

Total assets less current liabilities		24,513	23,064	2,957

REPRESENTED BY
Share capital	11	50	50	6
Retained profits		—	—	—
Proposed dividend		404	378	49

Shareholders’ funds		454	428	55

Advances from shareholders	12	10,737	12,197	1,564
Long-term loans and other borrowings	10	10,591	7,733	991
Deferred liabilities	13	2,731	2,706	347

		24,059	22,636	2,902

		24,513	23,064	2,957

CASTLE PEAK POWER COMPANY LIMITED

STATEMENT OF CHANGES IN EQUITY

	Share	Retained
	Capital	Profits	Total	Total

	HK$M	HK$M	HK$M	US$M

Balance at January 1, 2000, as previously reported	50	—	50
Proposed final dividend not declared before period end	—	344	344

Balance at January 1, 2000, as adjusted	50	344	394

Earnings for the year	—	3,001	3,001
Dividends declared for the year
1999 final	—	(344)	(344)
2000 interims	—	(2,665)	(2,665)

Balance at December 31, 2000, as adjusted	50	336	386

Balance at January 1, 2001, as previously reported	50	—	50
Proposed final dividend not declared before year end	—	336	336

Balance at January 1, 2001, as adjusted	50	336	386

Earnings for the year	—	3,115	3,115
Dividends declared for the year
2000 final	—	(336)	(336)
2001 interims	—	(2,711)	(2,711)

Balance at December 31, 2001	50	404 (a)	454

Balance at January 1, 2002	50	404	454	58

Earnings for the year	—	3,292	3,292	422
Dividends declared for the year
2001 final	—	(404)	(404)	(52)
2002 interims	—	(2,914)	(2,914)	(373)

Balance at December 31, 2002	50	378 (b)	428	55

Note
(a)      The proposed final dividend at December 31, 2001 is HK$404 million.

(b)      The proposed final dividend at December 31, 2002 is HK$378 million.

CASTLE PEAK POWER COMPANY LIMITED

CASH FLOW STATEMENT

		Year ended December 31,

	Note	2000	2001	2002	2002

		HK$M	HK$M	HK$M	US$M
OPERATING ACTIVITIES
Cash generated from operations	14	6,250	5,917	6,025	772
Interest paid		(1,194)	(1,028)	(685)	(88)
Hong Kong profits tax paid		(763)	(594)	(681)	(87)

NET CASH INFLOW FROM OPERATING ACTIVITIES		4,293	4,295	4,659	597

INVESTING ACTIVITIES
Capital expenditure		(281)	(354)	(777)	(99)
Proceeds from disposal of fixed assets		—	—	10	1

NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(281)	(354)	(767)	(98)

NET CASH INFLOW BEFORE FINANCING		4,012	3,941	3,892	499

FINANCING ACTIVITIES
Net drawdown of shareholders’ advances		526	720	1,459	187
Net repayment of bank loans and other borrowings		(1,529)	(1,614)	(2,033)	(261)
Dividends paid		(3,009)	(3,047)	(3,318)	(425)

NET CASH OUTFLOW FROM FINANCING ACTIVITIES		(4,012)	(3,941)	(3,892)	(499)

Decrease in cash and cash equivalents		—	—	—	—
Cash and cash equivalents at beginning of the year		—	—	—	—

CASH AND CASH EQUIVALENTS AT END OF THE YEAR		—	—	—	—

Analysis of cash and cash equivalents
Bank balances		—	—	—	—

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION OF ACCOUNTS

Other than stated in Notes 2(A) and (H) below, the accounts have been prepared under the historical cost convention, in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants.

2.	SIGNIFICANT ACCOUNTING POLICIES

A.	Scheme of Control

The financial operations of the Company (“CAPCO”) and CLP Power Hong Kong Limited (“CLP Power”), together called “the SoC Companies”, are governed by a Scheme of Control (“SoC”) Agreement entered into with the Government of the Hong Kong Special Administrative Region (“the Government”) and by other agreements entered into by CLP Power, CAPCO and ExxonMobil International Holdings Inc (formerly known as Esso Eastern Inc.).

The main features of the SoC Agreement are as follows:

(i)	The Scheme is to be applicable to the electricity-related activities of the SoC Companies excluding those associated with export sales of electricity in accordance with the separate arrangement between the SoC Companies and the Government.

(ii)	CAPCO is to construct and operate generating facilities and sell power exclusively to CLP Power.

(iii)	The annual permitted return is to be the sum of:

-	13.5% of the average net fixed assets of the SoC Companies, and

-	a further 1.5% on the average net fixed assets financed by shareholders’ investments and acquired after September 30, 1978, as defined in the SoC.

(iv)	Any difference between the permitted return and the profit for SoC is transferred to or from the Development Fund. The balance of the Development Fund represents a liability in the accounts of CLP Power.

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

A.	Scheme of Control (continued)

(v)	The following are to be deducted from the permitted return:

-	a charge of 8% per annum on the sum of the average balances of the Development Fund and special provision account, such charge to be credited to a rate reduction reserve to be applied as rebates to customers;

-	interest payable, up to a maximum of 8% per annum, on borrowed capital for financing of fixed assets;

-	an excess capacity adjustment which will only apply to additional generating unit installed after the SoC Companies’ Black Point Units 7 and 8 are commissioned; and

-	interest on the increase in customers’ deposits which represents the average of opening and closing balances of customers’ deposits for any year in excess of the balance as at September 30, 1998 up to a rate of 8% per annum.

(vi)	The net return, being the permitted return less the deductions, is to be divided in accordance with the provisions of the agreements between the SoC Companies (where the profit for SoC when added to the amount available for transfer from the Development Fund is less than the permitted return, the share of any such deficit to be borne by the Company is to be limited to 20%).

(vii)	The records of the Development Fund, the special provision account, the rate reduction reserve and customers’ deposits are to be maintained in the accounts of CLP Power.

B.	Non Scheme of Control activities

Commencing October 1, 1991 the Company is entitled to 60% of the profit allowed to the SoC Companies derived from sale of electricity by CLP Power to customers located in the Chinese mainland, in accordance with the arrangement agreed between the SoC Companies and the Government.

C.	Fuel and stores

These are valued at the lower of cost (fuel oil on the ‘first-in, first-out’ basis, coal and stores on the weighted average basis) and net realizable value.

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

D.	Turnover

Turnover mainly represents sale of electricity to CLP Power under the terms of the Scheme of Control, together with the Company’s share of profit on the sale of electricity by CLP Power to customers located in the Chinese mainland. Turnover is recognized when it is paid or becomes payable by CLP Power to the Company in accordance with the agreements referred to in Notes 2(A) and (B) above.

E.	Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation.

Depreciation of fixed assets is based on the rates authorized under the Scheme of Control and is provided on a straight line basis commencing from the date of commissioning. The following bases apply to fixed assets other than land which is not depreciated:

Buildings	33 years
Cables	30 years
Generating plant, switchgear and transformers	25 years
Furniture, system control equipment, tools, communication and office equipment	10 years
Computers and office automation equipment other than those forming part of the generating plant	5 years
Motor vehicles and marine craft	5 years

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the profit and loss account.

F.	Deferred taxation

The charge for taxation recognizes deferred taxation arising from timing differences which are expected to crystallize. These differences are mainly attributable to accelerated depreciation allowances.

G.	Interest

Interest on borrowed capital arranged for the financing of fixed assets is:

(i)	incorporated in capital expenditure when incurred until the asset is commissioned; and

(ii)	charged to operating costs when incurred after commissioning.

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

H.	Foreign currencies

Monetary assets and liabilities denominated in foreign currency are translated into Hong Kong Dollars at the rates of exchange prevailing at the balance sheet date, or at the relevant forward contract rates where applicable. Profit and loss account items are converted into Hong Kong Dollars at the rates of exchange applicable at the dates when the transactions took place.

All unrealized exchange differences arising from long-term borrowings and shareholders’ advances are deferred in accordance to the treatment stipulated under the Scheme of Control. All other unrealized and all realized exchange differences are credited or debited to the profit and loss account.

I.	Related parties

Related parties are individuals and companies, where the individual or company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

J.	Translation of 2002 Financial Statements to United States Dollars (“U.S. Dollars”)

The financial statements are expressed in Hong Kong Dollars. Solely for the convenience of the reader, the 2002 financial statements have been translated into U.S. Dollars at the specified rate below. These translations should not be construed as representations that the Hong Kong Dollar amounts actually represent such U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated. The translation of Hong Kong Dollars into U.S. Dollars has been made at the rate of HK$7.7988 to US$1.00, which was the noon buying rate in New York City for cable transfers in Hong Kong Dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002.

3.	TURNOVER

Turnover comprises:

	2000	2001	2002

	HK$M	HK$M	HK$M

Sale of electricity to CLP Power	9,735	9,815	10,191
Share of profit on the sale of electricity by CLP Power to customers in the Chinese mainland	38	49	71

	9,773	9,864	10,262

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

4.	OPERATING PROFIT

			2000	2001	2002

			HK$M	HK$M	HK$M
		Operating profit is stated after charging the following:

		Depreciation
		Buildings	260	260	261
		Generation and other equipment	1,080	1,169	1,181

			1,340	1,429	1,442

		Loss on disposal of fixed assets	5	81	83
		Directors’ remuneration
		- fees	1	1	1
		- other emoluments	—	—	—
		Auditors’ remuneration	1	1	1

5.	FINANCE COSTS

			2000	2001	2002

			HK$M	HK$M	HK$M
		Finance costs:
		Interest on bank loans and overdrafts	993	746	502
		Interest on other loans	165	161	142
		Interest on short-term bank loans for fuel stock financing	16	11	5

			1,174	918	649
		Finance charges	14	30	20
		Exchange losses	30	83	17
	Less:	amount capitalized	(160)	(143)	(122)
		fuel stock interest included in fuel expenses	(16)	(11)	(5)

			1,042	877	559

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

6.	TAXATION
		2000	2001	2002

		HK$M	HK$M	HK$M
	Taxation in the profit and loss account represents:

	Current taxation
	Hong Kong profits tax at 16.0% (2000: 16.0%; 2001: 16.0%) on the estimated assessable profit for the year	611	656	650

	Deferred taxation (Note 13)
	Amount written back for the year	(40)	(55)	(25)

		571	601	625

7.	DIVIDENDS

		2000	2001	2002

		HK$M	HK$M	HK$M

	Interim dividends paid	2,665	2,711	2,914
	Proposed final dividend	336	404	378

		3,001	3,115	3,292

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

8.	FIXED ASSETS

	Medium
	term			Other
	leasehold			equipment	Equipment
	land in		Generation	and	awaiting
	Hong Kong	Buildings	equipment	vehicles	installation	Total

	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
Cost
At January 1, 2001	2,761	9,388	28,528	299	1,096	42,072
Additions	—	61	493	13	25	592
Transfers and disposals	(12)	(3)	(101)	(34)	—	(150)

At December 31, 2001	2,749	9,446	28,920	278	1,121	42,514

Additions	—	65	772	26	75	938
Transfers and disposals	—	(43)	(121)	(42)	—	(206)

At December 31, 2002	2,749	9,468	29,571	262	1,196	43,246

Accumulated depreciation
At January 1, 2001	—	3,100	10,404	217	—	13,721
Charge for the year	—	260	1,080	21	68	1,429
Transfers and disposals	—	(2)	(35)	(32)	—	(69)

At December 31, 2001	—	3,358	11,449	206	68	15,081

Charge for the year	—	261	1,091	20	70	1,442
Transfers and disposals	—	(4)	(68)	(41)	—	(113)

At December 31, 2002	—	3,615	12,472	185	138	16,410

Net book value
At December 31, 2002	2,749	5,853	17,099	77	1,058	26,836

At December 31, 2001	2,749	6,088	17,471	72	1,053	27,433

Included in fixed assets is plant under construction, the net book value of which at December 31, 2002 is HK$2,786 million (2001: HK$2,282 million).

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

9.	CURRENT ACCOUNT WITH CLP POWER HONG KONG LIMITED

The amount due from CLP Power mainly represents sale of electricity for the month of December 2002, which is to be settled in the following month.

10.	BANK LOANS AND OTHER BORROWINGS

	Note		2001	2002

			HK$M	HK$M
(a) Amount included in current liabilities
Short-term loans and borrowings	10	(c)	1,056	1,003
Current portion of long-term liabilities
Bank loans			1,694	1,699
Other borrowings			523	1,397

			2,217	3,096

			3,273	4,099

(b) Amounts shown as long-term loans and other borrowings
Bank loans
Wholly repayable within 5 years			4,233	3,240
Not wholly repayable within 5 years			6,448	5,985

	10	(c)	10,681	9,225

Other borrowings
Wholly repayable within 5 years	10	(d)	—	1,604
Not wholly repayable within 5 years	10	(d)	2,127	—

			12,808	10,829
Current portion of long-term liabilities			(2,217)	(3,096)

			10,591	7,733

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

10.	BANK LOANS AND OTHER BORROWINGS (continued)

(c)	The total bank loan balances of HK$10,228 million as at December 31, 2002 (2001: HK$11,737 million) comprise of:

i)	Export Credit Agencies (ECA) loans of HK$3,843 million (2001: HK$3,970 million) relating to the purchase of fixed assets with interest rates ranged from 6.05% to 7.76% per annum (2001: 6.05% to 7.76% per annum);

ii)	fixed rate bank loans of HK$2,142 million (2001: HK$2,525 million) with interest rates ranged from 5.80% to 6.13% per annum (2001: 5.80% to 7.32% per annum); and

iii)	variable rate loans of HK$4,243 million (2001: HK$5,242 million).

(d)	Other borrowings represent:

	2001	2002

	HK$M	HK$M
Private Placement (Note)
on a 10-year bullet repayment basis	1,817	1,345
on a 15-year amortizing basis	310	259

	2,127	1,604

Note:	The interest rates for these borrowings are at margins over the 10-year U.S. Treasury note rates at the time of commitment.

11.	SHARE CAPITAL

	2001	2002

	HK$M	HK$M
Authorized:
1,000,000 (2001: 1,000,000) shares of HK$100 each	100	100

Issued and fully paid:
500,000 (2001: 500,000) shares of HK$100 each	50	50

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

12.	ADVANCES FROM SHAREHOLDERS

	2001	2002

	HK$M	HK$M

ExxonMobil Energy Limited	6,391	7,263
CLP Power	4,346	4,934

	10,737	12,197

The advances are unsecured, interest free and have no fixed terms of repayment, except for advances from CLP Power which include a special loan of HK$78 million repayable in full on September 30, 2008.

13.	DEFERRED LIABILITIES

	2001	2002

	HK$M	HK$M

Deferred taxation	2,731	2,706

Movements in deferred taxation account:

	2001	2002

	HK$M	HK$M

At beginning of year	2,786	2,731
Amount written back for the year (Note 6)	(55)	(25)

At end of year	2,731	2,706

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

14.	NOTES TO THE CASH FLOW STATEMENT

Reconciliation of profit before taxation to cash generated from operations:

	2000	2001	2002

	HK$M	HK$M	HK$M

Profit before taxation	3,572	3,716	3,917
Adjustments for:
Finance costs	1,042	877	559
Loss on disposal of fixed assets	5	81	83
Depreciation	1,340	1,429	1,442
Other financing costs	(19)	(94)	(23)

Operating profit before working capital changes	5,940	6,009	5,978
Decrease/(increase) in fuel and stores	128	(42)	(35)
(Increase)/decrease in sundry debtors and prepayments	(32)	132	1
Decrease/(increase) in current account with CLP Power	6	(81)	(23)
Increase/(decrease) in creditors	208	(101)	104

Cash generated from operations	6,250	5,917	6,025

15.	INTEREST RATE SWAP CONTRACT

During the year, the Company arranged an interest rate swap contract amounting to HK$2,292 million to swap the floating rate of a HK$ term loan into fixed rate with effective interest rate at 4.37% for interest payments due from 2003 to 2012.

16.	COMMITMENT

(a)	Capital expenditure authorized by the Board and not provided in the accounts at December 31, 2002 amounted to HK$5,164 million (2001: HK$5,535 million). Of this amount, contracts had been entered into at December 31, 2002 for HK$1,999 million (2001: HK$1,862 million). No forward exchange contract has been arranged for settlement of these contracts (2001: Nil).

(b)	Natural gas for the Black Point Power Station is purchased by the Company on a take-or-pay (if tendered) basis pursuant to a 20-year contract which commenced in January 1996. The prices for the gas are determined by reference to a base price adjusted annually according to certain market and economic indices.

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

17.	RELATED PARTY TRANSACTIONS

The following is a summary of significant related party transactions between the Company and a related party, in addition to those disclosed in Note 12, which were carried out in the normal course of business during the year:

	2000	2001	2002

	HK$M	HK$M	HK$M

Sale of electricity to CLP Power	9,735	9,815	10,191
(refer to Note 3)

The Company sells electricity to CLP Power at cost plus profit calculated in accordance with the Scheme of Control. CLP Power owns a 40% share of the Company.

18.	PRINCIPAL ACTIVITY

The principal activity of the Company is the generation and sale of electricity to CLP Power.

19.	ULTIMATE HOLDING COMPANY

The Company is 60% owned by ExxonMobil Energy Limited. The ultimate holding company of ExxonMobil Energy Limited is Exxon Mobil Corporation, a company incorporated in the United States of America.

20.	APPROVAL OF ACCOUNTS

The accounts were approved by the Board on February 14, 2003.

Exhibit Index

Exhibit No.	Description

1.1	Memorandum and Articles of Association of our company adopted on October 8, 1997 and December 12, 1997, amended on October 8, 1999, April 25, 2002 and May 5, 2003 respectively.

2.1*	Trust Deed in respect of US$1,500,000,000 Medium Term Note Programme, established by our indirectly wholly owned subsidiary, CLP Power Hong Kong Financing Limited on April 3, 2002 and guaranteed by CLP Power Hong Kong Limited.

8.1	List of subsidiaries. See “Item 4. Information on the Company — C. Organization Structure”.

13.1	Certification by our Group Managing Director & Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by our Executive Director & Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*    Incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2001, dated June 25, 2002 and filed with the Securities and Exchange Commission on June 27, 2002.