Form 20-F
period 2003-12-31
CLP HOLDINGS LTD
filed 2004-06-23
CIK 1052515

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

OR

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 333-08176

CLP Holdings Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Hong Kong Special Administrative Region, China

(Jurisdiction of incorporation or organization)

147 Argyle Street, Kowloon, Hong Kong Special Administrative Region, China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act

Ordinary shares of HK$5.00 each

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

2,408,245,900 Ordinary Shares of par value HK$5 each

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes       X       No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17       X       Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes                  No

i

ii

iii

FORWARD LOOKING STATEMENTS IN THIS ANNUAL REPORT

MAY NOT BE ACCURATE

This annual report includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act of 1934 regarding our financial condition and business strategy which include the contractual obligations and certain matters discussed under “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and in other places in this annual report. The forward-looking statements can be identified by the use of terminology such as “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “plan”, “intend”, “expect” or other similar expressions. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, these forward-looking statements inherently involve risks and uncertainties.

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

We publish our financial statements in Hong Kong dollars. For the convenience of the reader, we have translated Hong Kong dollar amounts into U.S. dollars in certain portions of this annual report at a rate of HK$7.7640 = US$1.00. This rate was the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. The translation does not mean that Hong Kong dollars could actually be converted into U.S. dollars at that rate.

The following tables show the noon buying rates expressed in Hong Kong dollars per U.S. dollar for the periods indicated below.

Year/Period Ended		Average Rate (1)	At Period End
		(HK$ per US$1.00)
September 30, 1999		7.7538	7.7679
December 31, 1999 (October 1, 1999 to December 31, 1999)		7.7698	7.7740
December 31, 2000		7.7936	7.7999
December 31, 2001		7.7996	7.7980
December 31, 2002		7.7996	7.7988
December 31, 2003		7.7864	7.7640
(1) These figures each represent the average of the noon buying rates on the last day of each month during the period.

Month	High	Low	At Period End
	(HK$ per US$1.00)
December 2003	7.7670	7.7628	7.7640
January 2004	7.7775	7.7632	7.7775
February 2004	7.7845	7.7686	7.7845
March 2004	7.7980	7.7842	7.7930
April 2004	7.8000	7.7870	7.7998
May 2004	7.8010	7.7895	7.7941
June 2004 (through June 8, 2004)	7.7970	7.7947	7.7947

A. Selected Financial Data

Since January 6, 1998, we became the holding company of a group of companies, consisting of CLP Power Hong Kong Limited and various other companies under a scheme of arrangement, referred to as the Scheme of Arrangement in this annual report. Effective from September 30, 1999, our financial year end date has been changed from September 30 to December 31. The table below sets forth our selected financial data for (i) the year ended September 30, 1999, (ii) a 3-month period ended December 31, 1999 and (iii) the years ended December 31, 2000, 2001, 2002 and 2003. The consolidated financial statements have been prepared on a “continuing entity” basis, as if we had been in existence for the entire periods presented, rather than from the effective date of the Scheme of Arrangement. Such data have been derived from our financial statements, which have been prepared in conformity with accounting principles generally accepted in Hong Kong, or Hong Kong GAAP. The current Scheme of Control Agreement, referred to as the Scheme of Control in this annual report, that governs our Hong Kong electricity-related financial affairs was entered into in March 1992 with the Hong Kong Government and certain other parties and became effective on October 1, 1993 with a duration of 15 years. In addition, such data have been reconciled with accounting principles generally accepted in the United States of America, or U.S. GAAP, described in Note 36 (pages F-53 to F-61) to our financial statements set forth in “Item 17. Financial Statements” and presented in compliance with Item 17 of Form 20-F under the Exchange Act of 1934, as amended.

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the financial statements and the related notes to those statements included in “Item 17. Financial Statements” in this annual report.

	Year Ended September 30,	Three Months Ended December 31,	Year Ended December 31,
	1999	1999	2000	2001(1)	2002(1)	2003	2003
	HK$	HK$	HK$	HK$	HK$	HK$	US$
	(in millions, except for per share data)
Consolidated Income Statement Information:
Hong Kong GAAP(1)
Turnover(2)	23,300	5,735	24,451	24,999	26,134	28,248	3,638

Expenses
Purchases of electricity	14,284	3,319	14,779	15,252	15,586	15,873	2,044
Staff expenses	780	184	827	929	945	1,157	149
Fuel and other net operating costs	843	299	1,180	1,246	1,331	2,249	290
Depreciation	1,348	356	1,474	1,624	1,749	2,357	303

	17,255	4,158	18,260	19,051	19,611	21,636	2,786

Property disposal gain	–	–	–	–	313	–	–

Operating profit	6,045	1,577	6,191	5,948	6,836	6,612	852
Finance costs	(202)	(45)	(204)	(187)	(189)	(688)	(89)
Finance income	789	70	110	29	33	48	6
Hok Un redevelopment profit(3)	–	626	1,357	1,752	282	291	37
Share of profits less losses of jointly controlled entities	2,203	529	2,216	2,348	2,992	3,399	438
associated companies	(9)	16	5	71	86	102	13
Impairment loss on investment in associated company(4)	–	–	(900)	–	–	–	–

Profit before taxation	8,826	2,773	8,775	9,961	10,040	9,764	1,257
Taxation	(1,083)	(400)	(1,378)	(1,128)	(1,293)	(1,712)	(220)

Profit after taxation	7,743	2,373	7,397	8,833	8,747	8,052	1,037
Transfers under Scheme of Control(5)	(1,346)	(441)	(1,629)	(1,506)	(1,643)	(365)	(47)

Net earnings	6,397	1,932	5,768	7,327	7,104	7,687	990

Earnings per share of common stock(6)	2.17	0.76	2.31	2.95	2.95	3.19	0.41
Dividends per share of common stock(6)	1.267	0.625 (7)	1.867 (7)	2.100 (7)	1.880 (7)	1.980 (7)	0.255 (7)
Dividends per share of common stock(6) (US$)	0.167	0.080 (7)	0.239 (7)	0.269 (7)	0.241 (7)	0.255 (7)
U.S. GAAP:
Net income	6,641	1,997	6,071	7,405	7,023	7,525	970

(1)	Certain comparative figures have been reclassified to comply with Hong Kong GAAP. The comparative figures for 2001 and 2002 have been restated as a result of the initial adoption of Statement of Standard Accounting Practice (SSAP) No. 12 (Revised) “Income Taxes” in 2003 as explained in Note 1(Q) to our financial statements included in “Item 17. Financial Statements” in this annual report.

(2)	Turnover represents sales of electricity based on either actual and accrued consumption derived from meter readings or the amount billed in accordance with terms of the contractual agreements where applicable during the period, other electricity-related revenue, property income, and supply and maintenance services fees.

(3)	This represents our share of profit (Phase 2 in 1999 (September to December), Phase 3 in 2000, and Phases 4 & 5 in both 2001, 2002 and 2003) arising from Laguna Verde (the Hok Un site at Hung Hom), which is a joint venture undertaken with a subsidiary company of Cheung Kong (Holdings) Limited.

(4)	In 2000, we reviewed the carrying value of Electricity Generating Public Company Limited of Thailand, or EGCO, which included unamortized goodwill capitalized in accordance with our accounting policy. This review focused on the investment fundamentals and took into consideration a change in government policy on the privatization of the assets of Electricity Generating Authority of Thailand, as well as slower growth of electricity demand in Thailand. In reflecting the fair value of the investment, we wrote off HK$900 million of the unamortized goodwill of EGCO as an impairment loss.

(5)	Transfers under the Scheme of Control comprised (i) the difference between the permitted return and the Scheme of Control profit being transferred to or from the Scheme of Control development fund, or the Development Fund, (ii) the amount of deferral premium in relation to Units 7 and 8 of the Black Point Power Station charged to the special provision account, and (iii) a charge of 8% per annum on the sum of the average balances of the Development Fund and the special provision account, being credited to a rate reduction reserve to be applied as rebates to customers. See “Item 4. Information on the Company — B. Business Overview — Electricity Business in Hong Kong — Scheme of Control”.

(6)	Earnings and dividends per share for 1999 to 2000 have been adjusted for the capitalization issue of one-for-five shares on April 23, 2001.

(7)	Excluding the special dividends, dividends per share would have been HK$0.417 (US$0.05) in 1999 (September to December), HK$1.417 (US$0.18) in 2000, HK$1.49 (US$0.19) in 2001, HK$1.65 (US$0.21) in 2002 and HK$1.88 (US$0.24) in 2003.

	As of September 30,	As of December 31,
	1999	1999	2000	2001(1)	2002(1)	2003	2003
	HK$	HK$	HK$	HK$	HK$	HK$	US$
	(in millions)
Consolidated Balance Sheet Information:
Hong Kong GAAP(1):
Current assets	17,637	2,862	3,821	1,704	2,510	5,451	702
Fixed assets	28,668	28,903	30,692	33,577	36,550	54,157	6,975
Goodwill	–	–	–	–	–	(1,017)	(131)
Investments in
jointly controlled entities	10,153	11,002	12,155	15,867	18,982	14,687	1,892
associated companies	1,891	2,156	1,173	1,216	1,426	1,593	205
Other assets	–	773	1,837	1,925	1,425	961	124

Total assets	58,349	45,696	49,678	54,289	60,893	75,832	9,767

Current liabilities(2)	5,627	4,357	5,393	7,356	7,168	8,905	1,147
Minority interest	–	–	–	–	–	393	51
Term loans (long-term portion)	2,403	2,375	2,501	4,068	8,727	17,602	2,267
Deferred taxation	2,915	2,920	3,110	3,279	3,610	4,614	594
Other long-term liabilities	3,308	3,573	4,060	4,354	4,500	4,077	525
Shareholders’ funds	44,096	32,471	34,614	35,232	36,888	40,241	5,183

Total liabilities and shareholders’ funds	58,349	45,696	49,678	54,289	60,893	75,832	9,767

U.S. GAAP:
Shareholders’ equity	44,353	32,793	34,045	34,615	36,177	39,397	5,074
Number of shares in issue(3) (millions)	2,938.20	2,497.47	2,497.47	2,421.49	2,408.25	2,408.25

(1)	Certain comparative figures have been reclassified to comply with Hong Kong GAAP. The comparative figures for 2001 and 2002 have been restated as a result of the initial adoption of SSAP No. 12 (Revised) “Income Taxes” in 2003 as explained in Note 1(Q) to our financial statements included in “Item 17. Financial Statements” in this annual report.

(2)	Current liabilities include the current portion of term loans.

(3)	Number of shares in issue for 1999 to 2000 have been adjusted for the capitalization issue of one-for-five shares on April 23, 2001.

	Year Ended September 30,	Three Months Ended December 31,	Year Ended December 31,
	1999	1999	2000	2001	2002	2003
Other Information:
Units of electricity sold by CLP Power Hong Kong
Total (millions of kWh)	25,621	6,276	27,488	28,531	29,887	31,043
Local (Hong Kong) (millions of kWh)	24,988	6,128	26,307	26,950	27,712	28,035
Average local tariff(1) (HK¢ per kWh)	88.6	88.4	88.0	88.0	87.6	87.5
Group generating capacity (owned/operated)(2)
Hong Kong (MW)	6,908	6,908	6,908	6,908	6,908	6,908
Chinese mainland (MW)	2,015	2,015	2,015	2,743	3,163	3,163
Other Asia-Pacific countries (MW)	710	838	1,048	2,151	2,675	3,805

	9,633	9,761	9,971	11,802	12,746	13,876

Interest coverage(3) (times)	46	56	44	44	29	12
Total debt to total capitalization(4) (%)	5.5	7.9	6.9	13.6	20.1	31.5
Ratio of earnings to fixed charges(5)
Hong Kong GAAP	42:1	16:1	21:1	17:1	27:1	12:1
U.S. GAAP	43:1	17:1	22:1	17:1	26:1	12:1

(1)	Included special rebates which averaged 2.2 HK¢ per kWh for the periods set out above.

(2)	Group generating capacity (in MW) are incorporated on the following basis: (i) CAPCO on 100% capacity as stations are operated by us; (ii) PSDC on 100% as having the right to use and (iii) other stations on the proportion of our equity interests.

(3)	Interest coverage is calculated as profit before taxation and interest divided by interest charges.

(4)	Total debt to total capitalization is calculated as total debt divided by the sum of total debt and shareholders’ funds.

(5)	For the purpose of calculating ratio of earnings to fixed charges, earnings consist of (i) profit before taxation and fixed charges for us and our consolidated subsidiaries and (ii) distributed income received from less than fifty-percent owned investments. Fixed charges consist of interest expense (including capitalized interest) and amortization of notes charges.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Changes in Hong Kong’s political situation may affect the manner in which our business is conducted, as well as business confidence and economic conditions in Hong Kong, which could adversely affect our results of operations.

From July 1, 1997, Hong Kong ceased to be a Crown Colony of the United Kingdom and became a Special Administrative Region of the People’s Republic of China, or China in accordance with the Sino-British Joint Declaration signed in Beijing in December 1984. The basic policies of China regarding Hong Kong are embodied in the Basic Law of the Hong Kong Special Administrative Region enacted by the National People’s Congress of China, or the Basic Law. The Basic Law provides that Hong Kong will have a high degree of legislative, legal and economic autonomy. We cannot assure you that China will not exercise direct influence over the political and economic affairs of Hong Kong, or that such influence will not affect business confidence and economic conditions in Hong Kong.

In particular, concern on the part of the business community and the general public over legislation implementing Article 23 of the Basic Law, as well as guidance from China on the topic of universal suffrage, have led to public debate and some demonstrations. There can be no assurance that future changes in the political situation of Hong Kong will not affect the economic climate in Hong Kong, which in turn could materially and adversely affect our results of operations.

We generate revenues primarily from the provision of electricity to Hong Kong residential, commercial, infrastructure and public services and manufacturing sectors within Hong Kong. Any material adverse developments in Hong Kong’s economy could impact our electricity revenue, reduce the growth in the electricity demand in Hong Kong, further defer our capital expenditures and adversely affect our business and results of operations.

Most of our revenues are derived from our business activities in Hong Kong, which are directly affected by the performance of Hong Kong’s economy. The economy of Hong Kong has in recent years experienced a decline in the high rates of growth experienced in the 1960s, 1970s and 1980s as businesses in Hong Kong have increasingly relocated manufacturing operations to the Chinese mainland and other regions, where labor and other fixed costs are generally lower. This has resulted, and is expected to continue to result, in a decline in electricity sales by us to the manufacturing sector and consequently, reduced growth in our sales of electricity in Hong Kong.

Over the past few years, the Hong Kong economy has been affected by a series of adverse events including the Asian financial crisis, information technology bubble, the US 911 tragedy, corporate scandals and the Iraq War. At home, the outbreak of Severe Acute Respiratory Syndrome, or SARS, caused a significant setback to the economy in the second quarter of 2003. More recently, the spread of avian flu in South East Asia, if not properly controlled, could cause a shock to the regional economy. Outbreak of epidemics like SARS and avian flu in the surrounding regions could damage the recovery pace of the regional economies and similar outbreaks in the future could take a toll on the regional economy. This could in turn slow the growth in electricity demand in Hong Kong, which might result in our further deferral of capital expenditures and limit our revenue growth. Furthermore, exceptional and major changes to social or economic circumstances in Hong Kong could also adversely affect our local electricity business in terms of volume of sales and, notwithstanding the Scheme of Control, tariff implementation.

Most of our revenues are derived from the operations of our subsidiary, CLP Power Hong Kong Limited, or CLP Power Hong Kong, and our affiliated company, Castle Peak Power Company Limited, or CAPCO. The electricity-related operations and financial affairs of CLP Power Hong Kong and CAPCO are governed by the current Scheme of Control which is effective until September 30, 2008. Any unfavorable modifications to the Scheme of Control by the Hong Kong Government following its expiry in 2008 may have an adverse effect on our financial performance.

Most of our revenues are derived from the operations of our subsidiary, CLP Power Hong Kong, and our affiliated company, CAPCO. The Scheme of Control governs the financial affairs of CLP Power Hong Kong and CAPCO insofar as such affairs relate to CLP Power Hong Kong’s and CAPCO’s core electricity-related operations in Hong Kong. The current Scheme of Control is effective until September 30, 2008. The Government has indicated that it will conduct a review of the electricity market with a view of drawing up a broad framework for the development of the electricity supply sector to succeed the current Scheme of Control. Should there be any modification to the Scheme of Control by the Hong Kong Government following its expiration in 2008 in a manner which would be unfavorable to CLP Power Hong Kong and CAPCO, our financial condition could be seriously affected.

Our business outside Hong Kong may be adversely affected by factors beyond our control.

We have invested in power projects located in Australia, India, Taiwan, Thailand and the Chinese mainland. Apart from the power projects of Yallourn Energy Pty Limited located in Australia and Gujarat Paguthan Energy Corporation Private Limited located in India which became our subsidiaries during the year, other projects are in the form of jointly controlled entities where we share the control over these entities with our joint venture partners, or as associated company where we can only exercise certain significant influence in its management. As we do not have unilateral control over these ventures, their operation may not follow the same policies and standards that are adopted by our subsidiaries.

In addition, the success and profitability of our investment activities depend largely on the following factors, which are beyond our control:

•	performance of a particular foreign economy;

•	political stability;

•	unexpected changes in environmental and other regulatory requirements;

•	foreign exchange control;

•	substantial increases in fuel costs which cannot be passed on to our customers for political or other reasons;

•	stability of interest and exchange rates; and

•	foreign taxes.

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

Although the Hong Kong dollar has been officially linked to the U.S. dollar at the rate of approximately HK$7.80 to US$1.00 since October 17, 1983, we cannot assure you that this or any linked exchange rate will be maintained by the Hong Kong Government in the future. While most of our revenues are denominated in Hong Kong dollars and we have hedged a material portion of our foreign currency exposures through the use of derivative instruments, any devaluation of the Hong Kong dollar in the longer term beyond the available and practicable hedging time span would increase the Hong Kong dollar cost of our future expenditures denominated in U.S. dollars or other foreign currencies, which could materially and adversely affect our financial condition and results of operations.

Accidents and natural disasters could prevent the operation of our power generating and distribution facilities and prevent us from generating electricity-related revenues or reduce our operating flexibility.

Our power generating and distribution operations may be affected from time to time by equipment failures and natural disasters, such as typhoons or floods. Natural disasters could interrupt our power generating, transmission and distribution services leading to decreased revenues, increased maintenance and higher engineering costs. Accidents could interrupt our power generating, transmission and distribution services, subject us to increased liabilities or bring about pressure for greater regulation of our services. Although we have acquired insurance that is consistent with industry practice against such risks, our insurance may not be sufficient to cover our losses or the losses of others, and the insurance may not continue to be available to us on a commercially reasonable basis.

Our power generating and distribution operations may be adversely affected by environmental regulations.

Our power generating and distribution operations in Hong Kong, as well as in the Chinese mainland and other Asia-Pacific countries, are subject to a number of laws and regulations relating to environmental protection and safety. The operations may, in particular, be affected by mitigation measures such as those required under the Kyoto Protocol addressing the rising concerns over greenhouse gas emission and global climate change. Although we believe we are in compliance in all material respects with existing environmental laws and regulations, it is possible that additional costs may be incurred or operations of some of our power assets may be affected as a result of new interpretation or revision of existing laws and regulations, enactment of new or more stringent requirements, or the evolution in mitigation measures for global environmental issues. As some risks of environmental costs and liabilities are inherent in our operations, we cannot assure you that material costs and liabilities will not be incurred in the future in this regard.

Technological advancements in the electricity industry may create competitive pressure on our operations, which may adversely affect our financial condition and results of operations.

Development of alternative generating, delivering, storage and application technologies may not only affect the ways we supply our electricity to customers, but also create more competition in the electricity industry. For instance, distributed generation technologies such as fuel cells and microturbines, together with other waste heat conversion technologies, are being experimented to provide combined heat and power to electricity customers at a high level of fuel efficiency. Such technological developments may negatively affect our competitive strength, and in turn our business. New technologies take time and require heavy investment to develop and realize commercial operation. Although we have dedicated resources to monitor technological developments that are of potential relevance to our business, we cannot assure you that our efforts can clear all risks and uncertainties that may be caused by technological advancements worldwide.

Our business may be harmed, and our financial condition and results of operations may be adversely affected, by changes in general economic and business conditions resulting from terrorist activities, political unrest and military actions that take place outside Hong Kong.

We are exposed to the risks of political unrest, war, acts of terrorism and other instability, which could result in increased volatility in or damage to the global markets and the Hong Kong economy, cause disruption to our business or the business of our customers, and may in turn adversely affect our business and results of operations.

Item 4.	Information on the Company

A. History and Development of the Company

Our legal and commercial name is CLP Holdings Limited. We were incorporated on October 24, 1997 in the Hong Kong Special Administrative Region, China. Under a Scheme of Arrangement with effect from January 6, 1998, we reorganized the companies in our business group and became the holding company of a group of companies, consisting of CLP Power Hong Kong Limited, or CLP Power Hong Kong, (formerly known as China Light & Power Company, Limited, which was the listed and holding company of the CLP Group before reorganization) and other companies. We are a company limited by shares and incorporated under the Hong Kong Companies Ordinance. We refer to our company and our consolidated subsidiaries as the CLP Group, or our Group, in this annual report. The diagram below set forth our ownership relationships with those principal operating subsidiaries and affiliates after the Group reorganization. Our registered address is 147 Argyle Street, Kowloon, Hong Kong Special Administrative Region, China. Our telephone and facsimile numbers are (852) 2678-8111 and (852) 2760-4448 respectively. Our website address is www.clpgroup.com. Our authorized representative in the United States with respect to our American Depositary Receipt programme is Puglisi & Associates at 850 Library Avenue, suite 204, P.O. Box 885, Newark, Delaware 19715. Their telephone and facsimile numbers are (302) 738-6680 and (302) 738-7210 respectively.

The reorganization resulted in the separation of our regulated electricity business in Hong Kong from our non-regulated businesses. Our regulated electricity business in Hong Kong is carried on by CLP Power Hong Kong. In recent years, we have been actively exploring opportunities by leveraging off our skills and resources to invest in electricity businesses outside Hong Kong and electricity-related businesses in Hong Kong and the Chinese mainland. We have established a significant presence in the power industry of the Chinese mainland and several other Asia-Pacific countries and are now one of the largest investor-owned power businesses in Asia. Effective July 1, 2003, a new wholly owned subsidiary, CLP Power Asia Limited was formed to be the immediate holding company of CLP Power China Limited and CLP Power International Limited. The aim is to strengthen management, make best use of our core industry experience across the complete portfolio and to achieve better efficiency in support functions that were previously duplicated in the two subsidiaries.

In 2003, we continued to make improvements to our power generating and distribution facilities in Hong Kong and our supply reliability in terms of the delivery energy index was above 99.99%. In view of the cost savings achieved through productivity improvements in the past years and to help alleviate the difficult economic environment in Hong Kong, we announced in December 2003 a freeze on tariff increase for 2004. We also announced two rebate packages for our customers, amounting to about HK$960 million (US$124 million) during 2003. The first of these was a special one-off rebate package in May 2003 made possible through our excellent performance in managing costs. The second was brought forward from the normal year-end cycle as the economy recovered from the SARS outbreak. Tariff levels have been frozen since 1998.

For our electricity business in the Chinese mainland and other Asia-Pacific countries, in 2003, we achieved the financial close for the BLCP Power project in Thailand and completed the purchase of Powergen UK plc’s, or Powergen’s remaining interest in Gujarat Paguthan Energy Corporation Private Limited, or GPEC and Yallourn Energy Pty Limited, or Yallourn Energy. Construction of the power projects in Shandong, China progressed well, with Heze II completed and achieving full commercial operation in 2003 and Liaocheng Unit 1 completing its 168-hour reliability test. Anshun II power project in Guizhou is currently under trial operation and commercial operation is scheduled in 2004.

The further pursuit of investment opportunities outside Hong Kong will depend on those opportunities meeting our criteria in terms of price, earnings and risk profile. Our policy of diversification will be selective, prudent and incremental. Details of our investments are described in “B. Business Overview” below.

B. Business Overview

Our businesses can be broadly classified into two categories, the Scheme of Control business and the non-Scheme of Control business. The Scheme of Control business, which is our core business, represents the electricity generation and supply business in Hong Kong, regulated by the Hong Kong Government pursuant to the Scheme of Control. We operate the power stations and transmit electricity to over 2 million customers via our solely owned transmission and distribution network.

The second category of business, which is referred to as non-Scheme of Control business in this annual report, comprises our power generation and supply business in the Asia-Pacific region, other power-related and other investments and services, both in Hong Kong and elsewhere. This includes investments in the electricity sector in the Chinese mainland and other Asia-Pacific countries, as well as activities beyond the electricity business such as redevelopment of properties no longer in use for electricity purposes, engineering services and consultancy, telecommunications services, information technology services and research on sustainable development and emerging energy technologies.

Business Strategy

The key elements of our strategy are to:

•	continuously enhance our core Hong Kong electricity business;

•	develop our portfolio of electricity businesses in the Chinese mainland and the Asia-Pacific region.

The objective of our electricity business in Hong Kong is to provide reliable electricity supply and high quality services at competitive prices to our customers. We have cut costs significantly in the past decade, reducing the number of our staff under the Scheme of Control business from the peak of over 6,500 in 1993 to approximately 3,915 by the end of 2003. Through improved operating efficiency and tight cost control, we have been able to both manage tariff levels and preserve financial returns. As a result of the interim review of the Scheme of Control which took place in 2003, the Scheme of Control was changed to include revised depreciation periods for certain assets, an upper limit on the Development Fund, set at 12.5% of annual total revenue from sales of electricity to Hong Kong customers, and enhanced disclosure of capital and operating expenditure. The key terms of the Scheme of Control remained unchanged. The Hong Kong Government had previously appointed a consultant to evaluate and establish a feasible route, if any, to install new additional interconnectors between us and Hongkong Electric (the only other electricity supplier in Hong Kong). The main findings of the technical feasibility study were published in 2003. The technical study concluded that increasing the existing interconnection between Kowloon and Hong Kong Island is technically feasible. The Hong Kong Government is still considering the legal, business, financing and regulatory issues related to any increase in the interconnection. We continue to work constructively with the Hong Kong Government on this matter.

The performance of our investments in the electricity industry outside Hong Kong is improving and we will continue our focus on managing our existing joint ventures to further improve the quality and returns from these businesses. We continue to seek opportunities in other countries outside Hong Kong which meet our investment criteria in terms of price, earnings and risk profile. Our major challenges in the electricity industry outside Hong Kong come largely from political, economic and regulatory uncertainty. We will continue to manage these risks to achieve satisfactory returns on investment and meet safety, health and environmental objectives.

Electricity Business in Hong Kong

Through CLP Power Hong Kong, a wholly owned subsidiary, we are engaged in the electricity generation, transmission and distribution business in Hong Kong. We are one of the only two electricity providers in Hong Kong. We do not generate the electricity power that we sell. Pursuant to several contracts described below in “ — Power Purchase from CAPCO” and “ — Non-CAPCO Power Purchases/Storage Facilities”, we purchase the electricity from CAPCO, our affiliated company incorporated in Hong Kong and from Guangdong Daya Bay Nuclear Power Station, located in Guangdong Province, China. These sources of power, together with CLP Power Hong Kong’s right to use 50% of the capacity of Phase 1 of the Guangzhou Pumped Storage Power Station, amount to a total installed capacity of 8,263 megawatts, or MW. We supply electricity to Kowloon, the New Territories and a number of outlying islands, including Lantau Island and Cheung Chau, which are collectively referred to as our supply area in this annual report. We supply approximately 73% of the electricity consumed in Hong Kong.

Since 1963, our electricity generation and supply business in Hong Kong is regulated by the Hong Kong Government pursuant to a series of Scheme of Control Agreements. The current Scheme of Control, a contract among CLP Power Hong Kong, CAPCO, ExxonMobil Energy Limited (formerly known as Exxon Energy Limited) which is referred to as ExxonMobil in this annual report, and the Hong Kong Government, regulates CLP Power Hong Kong’s and CAPCO’s financial affairs for electricity related operations in Hong Kong. The Scheme of Control provides that we are obligated to meet electricity demand at the lowest reasonable cost. In return, the Hong Kong Government recognizes that we are entitled to receive a reasonable return on our investment. The 15-year term of the current Scheme of Control will expire on September 30, 2008 and cannot be amended prior to such date without the mutual agreement of the parties. See “ –– Scheme of Control” below.

CLP Power Hong Kong

China Light & Power Company, Limited (China Light) was incorporated in 1901 in Hong Kong to supply electricity to Guangzhou (formerly known as Canton) in the Chinese mainland and Kowloon. In 1903, China Light established its first power station in Kowloon. In 1918, a new company, The China Light & Power Company (1918), Limited and its company name was changed to China Light & Power Company, Limited in 1935 (presently known as CLP Power Hong Kong Limited), was formed to take over the operations of China Light. In 1964, we entered into a joint venture arrangement with ExxonMobil International Holdings Inc. (formerly known as Esso Eastern Inc.), a wholly owned subsidiary of Exxon Mobil Corporation (formerly known as Exxon Corporation), to help finance the substantial capital commitments required to build power stations needed in connection with the anticipated rapid economic expansion in Hong Kong in the 1960s and 1970s. This arrangement created a new generating company, Peninsula Electric Power Company Limited, 40% owned by us and 60% owned by ExxonMobil (a subsidiary of ExxonMobil International Holdings Inc.), to meet our increasing supply requirements.

In 1978 and 1981, two more generating companies, Kowloon Electricity Supply Company Limited and CAPCO, were formed respectively under the joint venture arrangement, each of which was owned 60% by ExxonMobil and 40% by us. In 1992, the three generating companies were consolidated under the name of CAPCO with us maintaining our 40% ownership in CAPCO. Concurrently with the establishment of the joint venture arrangement, we, through CLP Power Hong Kong, and ExxonMobil International Holdings Inc. negotiated a regulatory framework with the Hong Kong Government formally known as the “Scheme of Control”.

Relationship With CAPCO

General

As we do not directly own power generating facilities, we purchase a significant part of our electricity demand from CAPCO. We work closely with ExxonMobil, which owns 60% of CAPCO, in the financing, construction and management of CAPCO’s generating facilities. The affairs of CAPCO are managed by an eleven-member board of directors, of which six representatives are nominated by ExxonMobil and five representatives are nominated by us. While we act as the operator of CAPCO’s generating facilities under the direction of the CAPCO’s board of directors, there are a number of key areas requiring the consent of both shareholders, including financing.

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

Due to its significance to our electricity business in Hong Kong, CAPCO’s balance sheets as of December 31, 2002 and 2003 and statements of income, cash flows and changes in equity for the years ended December 31, 2001, 2002 and 2003, audited by PricewaterhouseCoopers, independent public accountants, are included in “Item 17. Financial Statements” in this annual report.

Electricity Purchases

Under the Basic Agreement, we are obliged to purchase the total electricity output of CAPCO. It further provides that we are responsible for payment of all of CAPCO’s operating expenses, including fuel cost, depreciation, interest expenses, current and deferred taxes, as well as CAPCO’s share of the return permitted under the Scheme of Control. See “— Scheme of Control — Net and Permitted Returns” below.

Sales to the Chinese Mainland

The Scheme of Control contemplates a special arrangement to cover our purchase of electricity from CAPCO for supply to the Chinese mainland. Only spare generating capacity of CAPCO not used to serve customers in Hong Kong may be used for sales to the Chinese mainland. Pursuant to a separate agreement among CLP Power Hong Kong, CAPCO and the Hong Kong Government, 80% of the profit from our sales to the Chinese mainland is credited to a Scheme of Control development fund, which is referred to as the Development Fund in this annual report. The remaining 20% of the profit from such sales is shared between CLP Power Hong Kong and CAPCO for the account of our respective shareholders. See “— Sales to the Chinese Mainland” below.

CAPCO Financing

We and ExxonMobil have provided most of our funding to CAPCO in the form of interest-free loans, by way of shareholders’ advances. As at December 31, 2003, CAPCO’s paid-in-capital amounted to HK$50 million (US$6.4 million), while shareholders’ advances amounted to HK$14.3 billion (US$1.8 billion). Pursuant to a deed of subordination, shareholders’ advances are subordinated to certain debt financing of CAPCO and may be repaid to the extent that CAPCO’s ratio of borrowed moneys to shareholders’ funds (representing the sum of the issued share capital, deferred taxation, retained profits, proposed dividend, shareholders’ advances (excluding unrealized foreign exchange differences) and special advances) is not higher than 1.5:1. Borrowed moneys means moneys lent to CAPCO excluding fuel stock loans, obligations arising from swaps and currency exchange transactions, and unrealized foreign exchange differences. As at December 31, 2003, the borrowed moneys of CAPCO amounted to approximately HK$9.5 billion (US$1.2 billion), while shareholders’ funds totaled approximately HK$17.7 billion (US$2.3 billion), giving a ratio of 0.54:1, which is lower than the ratio of 0.75:1 as at December 31, 2002 mainly due to the decrease in long-term borrowed moneys.

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

Scheme of Control

Overview

The electricity-related operations and financial affairs of CLP Power Hong Kong and CAPCO (including its predecessors) have been governed since October 1, 1963 by a series of Scheme of Control Agreements entered into with the Hong Kong Government. The current Scheme of Control became effective on October 1, 1993 and is for a term of 15 years until September 30, 2008.

The Scheme of Control contains provisions covering the obligations of the parties to the Scheme of Control, the tariff setting mechanism, calculation of the permitted and net return of CLP Power Hong Kong and CAPCO and the procedures for government monitoring. Our sales of electricity to the Chinese mainland are governed by a separate contract, the terms of which do not form part of the Scheme of Control. See “— Sales to the Chinese Mainland” below.

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

The Hong Kong Government reviews the SoC Companies’ major capital additions and tariff rates. A financial review is conducted whenever a major system expansion is proposed, the period of the existing review is about to expire, or when adjustments in excess of 14% of the previously approved tariff rates for that particular year are proposed.

The results of a financial review, including basic tariff rates, are subject to the approval of the Executive Council of Hong Kong. Once the financial review has been approved by the Executive Council of Hong Kong, the basic tariff rates cannot be unilaterally reduced by the Hong Kong Government. However, if a financial review is not completed prior to the expiry of the approved financial review, we and CAPCO may increase the basic tariff rates by up to 7% above the level approved by the previous financial review.

Subsequent to the approval of a financial review, we and CAPCO may increase the basic tariff rates by up to 7% above the level approved in the financial review for a particular year. A further increase of 7% is permitted with the approval of the Executive Council of Hong Kong without a further financial review. If we and CAPCO have requested an increase in basic tariff rates requiring governmental approval or if we and CAPCO have requested revisions to the current financial review and an agreement has not yet been reached with the Hong Kong Government concerning such increase or revisions, we and CAPCO still have the right to increase the approved basic tariff rates up to 7% on an interim basis. Our existing financial plan that outlined our projected capital investments and tariff rates was approved by the Executive Council of Hong Kong in May 2000 for the period from October 1999 to December 2004. See “D. Property, Plants and Equipment — Capital Investment Programme” below. A tariff review is conducted in October of each year to agree on the implementation of tariff adjustments for the next year.

An auditing review is also submitted each year by the SoC Companies and reviewed by the Hong Kong Government. The auditing review is to provide information to the Hong Kong Government in connection with its monitoring of the SoC Companies’ activities under the Scheme of Control. The auditing review contains an analysis of the prior-year actual results and current-year projections of sales, capital and operating expenditures and other financial and operating data.

An interim review is conducted every five years during the 15-year term of the current Scheme of Control. During an interim review, the Hong Kong Government and the SoC Companies can request modifications to the Scheme of Control, subject to mutual agreement. The second five-year interim review of the current Scheme of Control took place in 2003. Changes to the Scheme of Control made as a result of this interim review included lengthening of depreciation periods for certain assets, providing for depreciation of land, the introduction of an upper limit to the Development Fund (which is now set at 12.5% of annual total revenues from sales of electricity to Hong Kong customers) and enhancements to the disclosure of capital and operating expenditure. The other key terms of the Scheme of Control remain unchanged.

Tariffs

We design the net tariff we charge to cover CLP Power Hong Kong’s and other SoC Companies’ operating costs and permitted return. See “— Tariff Rates” below. The net tariff consists of three components: (i) the basic tariff rate, (ii) a fuel clause recovery rebate or charge, and (iii) the Scheme of Control rebate.

(i)	Basic Tariff Rate

We calculate our annual projected basic tariff rates by taking into account the SoC Companies’ permitted return and the annual forecasts of (a), (b), (c) and (d) below, using the formula “(a+b-c)/d”:

(a)	operating costs, which include, among other things, the standard cost of fuel; generation, transmission, distribution and administration expenses; depreciation; interest expense; and tax;

(b)	allowed net return, referred to as net return in this annual report, which is derived by subtracting from the Scheme of Control permitted return, referred to as permitted return in this annual report (i) interest up to a maximum of 8% per annum on borrowings to finance fixed assets; (ii) a charge of 8% per annum on the average balance of the sums of the Development Fund and the special provision account; (iii) an excess capacity adjustment of 13.5% on the average excess capacity expenditure less an allowed interest charge of up to 8% per annum on the average excess capacity expenditure after the Black Point Power Station Units 7 and 8 are commissioned; and (iv) interest up to a maximum of 8% per annum on the increase in average balance of the customers’ deposits in excess of the balance as at September 30, 1998. The permitted return is the sum of 13.5% of the SoC Companies’ average net fixed assets and 1.5% on the average net fixed assets financed by shareholders’ investments after September 30, 1978;

(c)	revenue from sales to the Chinese mainland less 20% of the incremental profit before tax (this 20% of incremental profit from the sales to the Chinese mainland is shared between CLP Power Hong Kong (40%) and CAPCO (60%)); and

(d)	local (i.e. excluding the Chinese mainland) unit sales in terms of kWh as determined by the load forecast.

Under the Scheme of Control, all of our expenses relating to power purchases from Guangdong Daya Bay Nuclear Power Station (See “— Non-CAPCO Power Purchases/Storage Facilities — Guangdong Daya Bay Nuclear Power Station” below) and all payments to Hong Kong Pumped Storage Development Company, Limited (See “— Non-CAPCO Power Purchases/Storage Facilities — Guangzhou Pumped Storage Power Station” below) are included in the operating costs described in (a) above.

(ii)	Fuel Clause Recovery Rebate or Charge

The standard cost of fuel is recovered through the basic tariff rates as an operating cost. The fuel clause recovery rebate or charge represents the difference between the actual cost of fuel (including natural gas, coal and oil) and the standard cost recovered through the basic tariff rate. The difference is charged or credited to a fuel clause recovery account maintained in our books. No approval from the Hong Kong Government is required to recover increases in the cost of fuel.

(iii)	Scheme of Control Rebate

Any difference between our profit for Scheme of Control operations and our permitted return is required to be transferred to or from the Development Fund. The balance in the Development Fund represents a liability in our accounts. In addition, in relation to the deferral in constructing Units 7 and 8 of the Black Point Power Station, we and the Hong Kong Government agreed in 1999 that we set aside a total of HK$803 million from the Development Fund to a special provision account to pay for the additional costs incurred by the vendors for delayed delivery of the two generator units. See “D. Property, Plants and Equipment — Capital Investment Programme” below. We pay a charge of 8% per annum on the sum of the average balances of the Development Fund and the special provision account. The charge paid by us is credited to a rate reduction reserve and is applied as rebates to customers in the electricity bills.

Net and Permitted Returns

The Scheme of Control allows CLP Power Hong Kong and CAPCO a permitted return and net return as described above. The net return is divided between CLP Power Hong Kong and CAPCO in accordance with the Basic Agreement which provides that CAPCO will receive that proportion of the total net return represented by the net return CAPCO would receive if CAPCO were the only company under the Scheme of Control and the net return were calculated solely on the basis of CAPCO’s accounts. If the actual profit under the Scheme of Control, together with the amount available for transfer from the Development Fund, is less than the permitted return, CAPCO will not bear more than 20% of any such deficit.

We believe that such limitation will not have a material effect on our business or financial condition in the foreseeable future.

Rate-Making Procedures

The revenue requirements of the SoC Companies, which are theoretically equal to the cost of supply of electricity, are computed in a financial model based on load forecast, projected operating expenses and return to shareholders. The overall cost of electricity supply is allocated to each class of customer based on consumption profiles, which are determined by load research. We use the cost of service to each class of customer to determine the revenue required and the unit rate. We then propose basic tariff rates to the Hong Kong Government for approval in accordance with the provisions of the Scheme of Control.

Demand Side Management

We undertake activities to encourage the efficient use of electricity. CLP Power Hong Kong and CAPCO entered into a Demand Side Management, or DSM, agreement with the Hong Kong Government in May 2000 which lasted for three years. The DSM agreement allowed us to recover all programme costs from customers. The implementation of the DSM Programme included an educational programme and a rebate programme for energy efficient equipment. The DSM agreement expired on June 30, 2003.

Power Generation

We do not directly own any generating facilities. Our sources of power supply comprise: (i) CAPCO’s power stations located in Castle Peak, Penny’s Bay and the six commissioned units at Black Point with a total installed capacity of 6,283MW; (ii) an approximate 70% share (1,380MW) of the output from Guangdong Daya Bay Nuclear Power Station under a 20-year contract beginning in 1994; and (iii) our right to use 50% (600MW) of the capacity of Phase I of Guangzhou Pumped Storage Power Station for a period of 40 years commencing in 1994. All of our sources of power supply provide us with a total installed capacity of 8,263MW.

Although we do not directly own any power generating facilities, we operate and maintain CAPCO’s power stations. In addition, we directly and through Hong Kong Nuclear Investment Company Limited, a wholly owned subsidiary, have seconded a number of staff to Guangzhou Pumped Storage Power Station and Guangdong Daya Bay Nuclear Power Station respectively to operate and maintain their power stations.

We met all demands for power during the year ended December 31, 2003 without any shortages. The amount of electricity supplied to the system for the year ended December 31, 2003 was 32,300 million kWh, an increase of 3.5% over the year ended December 31, 2002. As at December 31, 2003, our system and local reserve margins were approximately 8% and 40% respectively.

The table below sets forth for the years ended December 31, 2002 and 2003, the amount of electricity purchased by us, as generated by CAPCO and other generating facilities, and the amount of power used or lost in connection with transmission and distribution:

	Year ended December 31,
	2002 2003
	(GWh)
CAPCO facilities:
Castle Peak	10,264	15,961
Black Point	12,265	7,728
Gas turbines	2	1

	22,531	23,690
Auxiliary use (1)	(1,123)	(1,358)

Net CAPCO production	21,408	22,332

Other power purchased:
Nuclear	9,881	10,069
Net transfer from/(to)
Hongkong Electric	—	(1)
Landfill gas generation	1	1

Total other power purchase	9,882	10,069

Pumped Storage operation:
Energy transferred	300	328
Energy consumed for pumping	(397)	(429)

Net (loss) in pumped storage operation	(97)	(101)

Total net generation	31,193	32,300

Transmission and distribution losses (2)	1,306	1,257

Note:

(1)	Auxiliary use represents electricity consumed by generating units in the course of generation.

(2)	Losses including non-revenue items such as CLP Power Hong Kong’s office use and staff electricity allowances.

The table below sets forth for the years ended December 31, 2002 and 2003, total capacity, total CAPCO capacity and peak load for power generated for our sale.

	Year Ended December 31,
	2002 2003
	(MW)
Total CAPCO and Non-CAPCO capacity	8,263	8,263
Total CAPCO capacity	6,283	6,283
Peak load:
Local (Hong Kong)	5,829	5,874
System (Total)	6,897	7,646

Power Purchase from CAPCO

Under the Basic Agreement, we have agreed to purchase, and CAPCO has agreed to sell, the total power produced by CAPCO. For the year ended December 31, 2003, we purchased approximately 69% of our power from CAPCO. CAPCO presently has three commissioned power stations with a combined installed capacity of 6,283MW as at December 31, 2003.

To ensure the reliability and security of power supply, CAPCO’s power generation system comprises a mix of different types of generating units, including gas-fired combined cycle units, coal-fired steam generators and gas turbines. The power stations at Black Point and Castle Peak provided almost all of CAPCO’s electricity supply to us during the year ended December 31, 2003.

Smaller capacity gas turbines are used as supplementary facilities to meet demand at peak periods and for emergency back-up because of their quick-start capability. CAPCO’s gas turbines have achieved 100% starting reliability, which is a key indicator of gas turbine performance.

CAPCO leases the properties on which all of its generating facilities are located from the Hong Kong Government. See “D. Property, Plants and Equipment” below. We are responsible for the overall management and control of construction at the site and operation of all of CAPCO’s generating facilities.

Black Point Power Station

Black Point Power Station commenced commercial operation in 1996 (Units 1 and 2) and is located at the western tip of the New Territories, approximately four kilometers north of the Castle Peak Power Station. It currently consists of six combined cycle units with a total capacity of 1,875MW. The commissioning and installation of Units 7 and 8 is expected to occur in 2005 and 2006, respectively. See “D. Property, Plants and Equipment — Capital Investment Programme” below. Black Point Power Station, when completed, will be one of the largest combined cycle power plants in the world with an expected total capacity of 2,500MW.

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

Castle Peak Power Station

Castle Peak Power Station is one of the largest coal-fired power station complexes in the world. Its first phase commenced operations in 1985 and it now consists of eight coal-fired generating units with a total capacity of 4,108MW. Its second phase, with four 677MW units, was completed in 1990. In April 1997, we and CAPCO agreed with the Hong Kong Government to decommission the gas turbines previously in operation at Tsing Yi and Castle Peak Power Stations and put such gas turbines into preservation. Castle Peak Power Station burns coal as its primary energy source, resulting in significantly lower electricity prices than burning oil. The coal-fired generating units achieved an overall availability of 89.92% for the year ended December 31, 2003, with a forced outage rate of 0.43%. We believe this rate corresponds to the highest world standards and reflects the high quality of the plant and its operation. The design of the Castle Peak Power Station also enables it to burn, as alternatives, oil or natural gas, should this be required.

The Castle Peak Power Station has achieved consistently high levels of compliance with air quality control standards. An energy saving programme has been in operation in each of the Black Point and Castle Peak Power Stations since 2000 to explore opportunities for auxiliary power reduction and resources conservation. As a consequence, energy savings of about 2.14% have been achieved as compared with the levels at the base year 1999.

Penny’s Bay Gas Turbine Power Station

The three 100MW gas turbines at Penny’s Bay Gas Turbine Power Station are utilized for peak load and emergency generation purposes. Total output by such units during the year ended December 31, 2003 was minimal.

Fuel

For the majority of the 1980’s, coal was our primary energy source. After the commissioning of the six natural gas-fired generating units at Black Point Power Station and the purchases from Guangdong Daya Bay Nuclear Power Station, our energy sources consist of a mix of fuel comprising natural gas, coal, oil and nuclear. We believe diversification of energy sources will provide greater long-term security for customers and is beneficial to Hong Kong’s environment. For the year ended December 31, 2003, the fuel mix consisted of the following: natural gas (18.2%), coal (47.1%), oil (0.5%) and nuclear (34.2%). As a result of market factors affecting the cost and availability of fuel as well as the unexpectedly high demand for power in Guangdong province, we used more coal in 2003 than 2002. Our fuel costs are recovered through the basic tariff rates and the fuel clause recovery rebate or charge. See “— Scheme of Control — Tariffs” above.

Natural Gas

CAPCO purchases gas for the Black Point Power Station on a take-or-pay (if tendered) basis pursuant to a 20-year contract with BP China Exploration and Production Company (formerly known as Arco China Inc.), China National Offshore Oil Corporation and Kufpec (China) Inc. which commenced in January 1996. The base price under the contract was established when the contract was signed in December 1992. Changes in the contract price are determined annually by reference to certain market and economic indices.

Coal

For the year ended December 31, 2003, total coal consumption for the eight generating units of Castle Peak Power Station was approximately 6.6 million tonnes. Approximately 76% of CAPCO’s coal requirements are imported under long-term contracts from Australia, Indonesia and the Chinese mainland. Prices are generally negotiated in line with market factors.

Oil

CAPCO consumed approximately 39,000 tonnes of fuel oil and industrial diesel oil for the year ended December 31, 2003. The oil supplies are imported and sourced principally by ExxonMobil Hong Kong Limited from overseas sources. CAPCO maintains strategic fuel stocks to cover contingencies. CAPCO has phased out oil as a fuel for base and intermediate power generation and now uses oil only for peak and standby generation.

Nuclear

See “— Non-CAPCO Power Purchases/Storage Facilities — Guangdong Daya Bay Nuclear Power Station” below.

Non-CAPCO Power Purchases/Storage Facilities

Guangdong Daya Bay Nuclear Power Station

In addition to purchasing power from CAPCO, for the year ended December 31, 2003, we purchased approximately 10,069 GWh of power from Guangdong Daya Bay Nuclear Power Station located in Guangdong Province of the Chinese mainland, pursuant to power purchase agreements covering 70% of the output of Guangdong Daya Bay Nuclear Power Station. The agreements extend for 20 years from 1994 and contain a provision which permits us to continue to purchase 25% of the power generated by Guangdong Daya Bay Nuclear Power Station for an additional five years. Our wholly owned subsidiary, Hong Kong Nuclear Investment Company Limited, or HKNIC, owns a 25% equity interest in Guangdong Nuclear Power Joint Venture Company, Limited which owns Guangdong Daya Bay Nuclear Power Station. The other 75% equity interest is owned by Guangdong Nuclear Investment Company, Limited, a Chinese mainland enterprise. Guangdong Daya Bay Nuclear Power Station is one of the largest joint venture power projects in the Chinese mainland.

We are obliged to purchase HKNIC’s 25% equity share of Guangdong Daya Bay Nuclear Power Station’s total output and an additional 45% of such output from Guangdong Nuclear Investment Company, Limited. The price paid by us for electricity generated by Guangdong Daya Bay Nuclear Power Station throughout the terms of the power purchase agreements is determined by a formula based on Guangdong Daya Bay Nuclear Power Station’s operating costs and a profit calculated by reference to shareholders’ funds and the capacity factor for the year. We are allowed to treat all our payments for nuclear electricity generated by Guangdong Daya Bay Nuclear Power Station as part of our operating expenses permitted under the Scheme of Control. See “— Scheme of Control — Tariffs” above.

The design, construction, operation and maintenance of nuclear power plants involve significant safety measures because of the hazardous nature of radioactive materials. The use and disposal of nuclear fuels have the potential, albeit very low, to create substantial risks of liability arising from exposure to or release of radioactive materials. We believe that Guangdong Daya Bay Nuclear Power Station complies in all material respects with international safety standards. We also consider that HKNIC’s minority ownership interest and minor participation in Guangdong Daya Bay Nuclear Power Station limits its exposure to nuclear-related liabilities to the amount of its initial US$100 million investment and its share of undistributed retained profits in Guangdong Nuclear Power Joint Venture Company, Limited.

Guangdong Nuclear Investment Company, Limited, together with its parent company, also own Ling Ao Nuclear Power Station which was commissioned in 2002. Neither we nor CLP Power Hong Kong has any direct or indirect interest in Ling Ao Nuclear Power Station. The Ling Ao Nuclear Power Station is similar in design and situated very close to the Guangdong Daya Bay Nuclear Power Station. Guangdong Nuclear Power Joint Venture Company, Limited and Ling Ao Nuclear Power Company, Limited, as the direct owners of the Guangdong Daya Bay Nuclear Power Station and the Ling Ao Nuclear Power Station, respectively, have established a management company, Daya Bay Nuclear Power Operations and Management Company, Limited, or DNMC. DNMC is owned on a 50/50 basis and is responsible for the operation and maintenance of the two power stations.

The operating staff of the two nuclear power stations now perform their duties as employees of DNMC. The benefits of establishing DNMC include a pooling of resources, sharing of expertise and benefits of economy of scale. The documents on the establishment of DNMC are structured so as to ensure that neither Guangdong Nuclear Power Joint Venture Company, Limited nor HKNIC take on any additional risk or liability as a result of the establishment of DNMC or the operation of the Ling Ao Nuclear Power Station.

Guangzhou Pumped Storage Power Station

Hong Kong Pumped Storage Development Company, Limited, a joint venture company formed between CLP Power Hong Kong (49%) and ExxonMobil (51%), has the right to use 50% of the capacity of Phase 1 of the Guangzhou Pumped Storage Power Station for 40 years from 1994 pursuant to a capacity purchase contract. The Guangzhou Pumped Storage Power Station, owned by Guangdong Pumped Storage Company, Limited (formerly known as Guangzhou Pumped Storage Joint Venture Corporation), which in turn is owned by three Chinese government-owned entities, is located in Lu-Tien, Conghua County, which is about 90km north of Guangzhou. We are allowed to treat all payments to Hong Kong Pumped Storage Development Company, Limited as part of our operating expenses under the Scheme of Control. See “— Scheme of Control — Tariffs” above.

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

Power from Hongkong Electric and Guangdong Grid

The interconnection of our systems with those of Hongkong Electric (the only other electricity supplier in Hong Kong) to the south and Guangdong Province to the north allows us to access other generating capacities to further enhance the reliability of our own supply system. See “— Power Systems — Security and Reliability” below. The interconnection with Guangdong Province allows us to sell our excess capacity to customers in the Chinese mainland. See “— Sales to the Chinese Mainland” below. We have an interconnection agreement with Hongkong Electric under which the two companies sell each other electricity to meet marginal demand when doing so is more economical than utilizing other sources. For the year ended December 31, 2003, about 550MWh of power was sold to Hongkong Electric.

Power Systems

The Network

We transmit electricity to load centers through an advanced transmission network owned and operated by us. As at December 31, 2003, our transmission and distribution network comprised 11,645 kilometers with 196 primary substations and 11,861 secondary substations. Our system is interconnected with the transmission system of Hongkong Electric and the power system of neighboring Guangdong Province of the Chinese mainland.

Electricity generated from the steam turbine units at Castle Peak Power Station, the combined cycle units at Black Point Power Station, the nuclear units at Guangdong Daya Bay Nuclear Power Station and the pumped storage units at Guangzhou Pumped Storage Power Station is transmitted to the load centers via our 400kV transmission network. The 400kV network consists of two double-circuit 400kV transmission lines arranged in a ring encircling the New Territories together with cross-connection, and six 400kV underground cable circuits reaching into the densely populated Kowloon Peninsula. Continuity of supply is safeguarded even if one double-circuit power line is lost.

We continue to expand our distribution network to supply new customers, the number of whom increased by 61,547 for the year ended December 31, 2003, and to reinforce and upgrade supply to our 2.1 million existing customers. We are making additional investments to expand and reinforce our transmission network in order to maintain our high reliability standards as well as to accommodate the increasing demand for electricity especially in new development areas. We expect to invest HK$21 billion in our transmission and distribution network for our current financial plan covering the period from October 1999 through December 2004. As at December 31, 2003, we had made investments in the amount of approximately HK$16 billion (US$2.1 billion).

Security and Reliability

We utilize two independent protection systems to isolate any faulty equipment to safeguard the smooth operation of the network. The overall supply reliability for our transmission and distribution system was above 99.99% for the year ended December 31, 2003. The interconnection of our system with those of Hongkong Electric to the south and Guangdong Province to the north allows us to access other generating capacities to further improve the reliability of our own supply system. In case of a sudden loss of generation, the interconnectors allow emergency power transfers from Hongkong Electric and Guangdong systems, enabling us to avoid disruption of supply to our customers.

Customers and Sales

As at December 31, 2003, we were supplying electricity to 2,117,502 customers, an increase of 3% over December 31, 2002. For the year ended December 31, 2003, total sales increased by 3.9% to 31,043GWh, and comprised 28,035GWh sold to Hong Kong customers and 3,008GWh sold to customers in the Chinese mainland. There was a rise of 1.2% in unit sales to local customers in 2003. Sales to the Chinese mainland, which consist of sales to Guangdong Guang-Dian Power Grid Group Company Limited and the Shekou Industrial Zone under a long-term supply contract, increased by 38.3% over 2002.

The table below sets forth our sales categorized by end user sector:

End-user	Number of Customers as at December 31, 2003	Annual Sales for 2001	Annual Sales for 2002	Annual Sales for 2003	Percentage of our total electricity sales for 2003	Average Annual Sales Change over 1999 – 2003
	(thousands)	(GWh)	(GWh)	(GWh)	(%)	(%)

Residential	1,833	6,752	6,930	7,180	23.1	1.5
Commercial	177	10,378	10,661	10,698	34.5	3.0
Infrastructure and Public Services	70	6,575	7,036	7,301	23.5	5.5
Manufacturing	38	3,245	3,085	2,856	9.2	(4.8)

Subtotal (local)(Hong Kong)	2,118	26,950	27,712	28,035	90.3	2.2
Sales to the Chinese mainland	—	1,581	2,175	3,008	9.7	37.6

Total Sales	2,118	28,531	29,887	31,043	100.0	3.8

Hong Kong Customer Base

Electricity demand varies within each year for a variety of reasons other than general growth in demand. Electricity demand tends to be highest during daylight hours due to commercial and industrial activities and electric appliance use during such periods. Due to air conditioner use, electricity demand is higher during the summer than during the other seasons. Variations in weather conditions may also cause significant variations in electricity demand.

Residential

As at December 31, 2003, we serviced approximately 1.83 million residential customers in our supply area. For 2003, residential customers accounted for approximately 23% of our total sales. As the Hong Kong Government has forecasted that the population of the Hong Kong Special Administrative Region will grow to 7.6 million by 2012, it is estimated that over 45,000 new flats a year up to the year 2008 may be built to help accommodate this forecasted increase in population. Around 90% of those new flats are expected to be built in our supply area which we expect would increase the demand for electricity in this customer sector.

Commercial

Commercial customers accounted for approximately 34% of our total sales in 2003. Demand from the commercial sector in the past five years has shown moderate growth, owing to the expansion of the service sector of the Hong Kong economy and the urbanization of Kowloon resulting in increased office building construction, office automation and use of air conditioners. We expect that the scheduled completion and operation of Disney Theme Park around 2005/2006 and further development of the tourist industry in our supply area will boost our sales to this sector in the medium term.

Infrastructure and Public Services

The other categories of Hong Kong customers include government accounts and utilities, such as Hong Kong Housing Authority, Water Supplies Department, Mass Transit Railway Corporation, Kowloon-Canton Railway Corporation, and Hong Kong’s telecommunications companies and container terminals. These categories together accounted for approximately 24% of total sales for 2003. We expect the demand from this customer sector including infrastructure projects supported by the Hong Kong Government to remain steady.

Manufacturing

Sales to the manufacturing sector have previously played a major role, amounting to over 30% of total sales in the late 1980’s. However, with the ongoing relocation of manufacturing activities from Hong Kong to Chinese mainland, such sales gradually declined as a percentage of total demand, and represented approximately 9% of total sales for 2003. We believe that electricity sales to the manufacturing sector as a percentage of total sales in general will continue to decline due to Hong Kong’s transformation into a services-oriented economy.

Sales to the Chinese Mainland

In addition to sales to customers in Hong Kong, we sold approximately 10% of our electricity in 2003 to customers in Guangdong Province of the Chinese mainland. We sell electricity to the Chinese mainland through an exclusive agreement between CLP Power Hong Kong and China Merchants Steam Navigation Company covering the Shekou Industrial Zone. This agreement was renewed in 1996 for a term of 20 years. Sales to the Chinese mainland have also been made pursuant to a short-term agreement between CLP Power Hong Kong and Guangdong Guang-Dian Power Grid Group Company Limited since May 2000.

We and CAPCO have entered into an agreement to govern the supply of electricity by CAPCO to us for sale to the Chinese mainland. Such sales are made to utilize CAPCO’s spare generating capacity. Pursuant to the Scheme of Control and another agreement among CLP Power Hong Kong, CAPCO and the Hong Kong Government, 20% of the profit derived from our sales to the Chinese mainland is credited to the profit of CAPCO and CLP Power Hong Kong in the ratio of 60% and 40% respectively. See “— Relationship with CAPCO–Sales to the Chinese Mainland” above. The remaining 80% of the profit derived from sales to the Chinese mainland is credited to the Development Fund.

Customer Service

We have committed to provide quality service and value to our customers. The needs and expectations of our customers, as the major driver of customer service, are identified through communications with them in customer service centers, focus groups, customer consultative groups and local advisory committees. For our major commercial and industrial customers, a one-stop customized service and technical advice on energy solutions is provided, which includes energy audits, technical seminars and safety workshops.

In 2003, CLP’s Power Quality Technology Center was established with the facility to demonstrate the latest power quality enhancement technologies and solutions to its customers. To enhance further our capability to deliver high levels of service to the customers, a new customer care information system called Customer Care and Marketing System, or CCMS, was successfully implemented. CCMS is an on-line information system, with best-practice integrated processes and a shareable database that supports core customer functionalities. CCMS also provides new capabilities in marketing and sales processes and value-added customer relationship management to our customers.

Tariff Rates

We normally implement changes in basic tariff rates, the fuel clause rebate or charge and the Scheme of Control rebate on January 1 of each year. The table below sets out our average net tariffs in Hong Kong for the years ended December 31, 2001, 2002 and 2003:

	Year ended December 31, 2001	Year ended December 31, 2002	Year ended December 31, 2003
	(HK¢ per kWh average)
Basic Tariff	88.6	88.5	88.4
Fuel Clause Charge	2.2	1.9	1.9
Scheme of Control Rebate	(0.6)	(0.6)	(0.6)
Special Rebate	(2.2)	(2.2)	(2.2)
Net Tariff	88.0	87.6	87.5

Published basic tariff rates did not change over the years ended December 31, 2001, 2002 and 2003 and the change in the basic tariff reported was due to changes in consumption patterns. For 2004, we have announced a further freeze in basic tariffs, meaning that the basic tariff rates will remain at 1998 levels.

In May 2003, we provided each customer with a special one-off rebate which was equivalent to one-half of the bill for electricity consumed in March 2003, up to a maximum rebate of HK$200 for each residential customer and HK$10,000 for each non-residential customer. Another special one-off rebate was provided to each customer as at December 31, 2003 determined on the basis of HK¢1.7 per unit of electricity consumption during 2003. These two rebates effectively reduced the average electricity tariff by 3.8%.

Competition

We and Hongkong Electric are currently Hong Kong’s only suppliers of electricity. Our and their supply areas are divided geographically: we supply Kowloon, the New Territories, Lantau Island, Cheung Chau and other outlying islands, which is collectively referred to as our service area in this annual report, and Hongkong Electric supplies Hong Kong Island, Lamma Island and Ap Lei Chau Island. The number of customers for us and Hongkong Electric is approximately 2.1 million and 0.5 million, respectively, as at December 31, 2003. We and Hongkong Electric share the sales of electricity to Mass Transit Railway Corporation, which operates in both companies’ supply areas. The electricity-related operations of Hongkong Electric are governed by a Scheme of Control similar to the one to which we are a party. The two schemes of control are similar and do not give either us or Hongkong Electric the exclusive right to supply electricity in our respective supply areas. Nevertheless, we believe we have a significant competitive advantage in Kowloon and the New Territories by virtue of our extensive transmission and distribution network. We are the only provider of electricity in our supply area and hence have no competitors in transmission and distribution. We believe it is unlikely that any competitor will emerge to supply electricity to our supply area prior to the expiry of the current Scheme of Control in 2008. The Hong Kong Government may, however, consider adopting alternative regulatory structures for the power industry in Hong Kong in the longer term. In November 1999, the Hong Kong Government published the findings of a consultancy study into the potential for increasing interconnection capacity between the two electricity systems in Hong Kong as well as the possibility of introducing competition amongst suppliers of electricity.

On the subject of alternative market structures, those consultants concluded that no major reforms were advisable until 2009 at the earliest. They also acknowledged that much would depend on whether the power industry in Southern China has been sufficiently restructured to enable power producers located on the Chinese mainland to participate in some form of power pooling arrangements.

Subsequent to the consultancy study, the Hong Kong Government appointed another consultant to evaluate and establish a feasible route, if any, to install new additional interconnectors between us and Hongkong Electric. The main findings of the technical feasibility study were published in 2003. The technical study concluded that increasing the existing interconnection between Kowloon and Hong Kong Island is technically feasible. However, there are important and complicated issues which are beyond the technical considerations, to be addressed. These include legal, business, investment, financial, liability and regulatory issues.

Our principal form of competition is from alternative power and heating sources. In the residential market, consumers may use piped or cylinder gas and oil for space and water heating and cooking. A variety of high performance electrical products may make inroads into the traditional cooking market, which is currently dominated by gas. Though practical substitutes for electricity in lighting and other traditional household appliances are rare, more severe competition in domestic gas clothes drying and space heating may develop.

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

Electricity Business in the Chinese Mainland

Investments in the Chinese Mainland

We were one of the first power companies from outside the Chinese mainland to invest in the electricity industry in the Chinese mainland and are currently one of the largest external investor in the Chinese mainland electricity industry. Our successful track record of developing projects in the Chinese mainland started in 1985 with our investment in Guangdong Nuclear Power Joint Venture Company, Limited. We currently own 3,163 equity MW generating capacity in the Chinese mainland, of which 2,383 equity MW are operational and 780 equity MW are under construction.

Our focus in the Chinese mainland is to build up a competitive presence in provincial and regional electricity markets, particularly (i) the South China Region, including Guangdong Province and investments in the western provinces for eastward supply to Guangdong; (ii) the North China area, including Beijing-Tianjin area and Shandong Province where we have already established a strong presence; and (iii) renewable energy, including hydropower and wind farms. In pursuit of this goal, we plan to continue to work with reputable Chinese mainland parties to pursue opportunities.

We have successfully developed a number of generation projects in the Chinese mainland and have actively participated in the management of our joint venture companies, including secondment of a number of staff to hold key managerial positions, in order to add value to the joint ventures, deliver satisfactory returns on the investments and meet safety, health and environmental objectives. During 2003, progress in sourcing new development projects was slow and opportunities for creating new strategic partnerships in the Chinese mainland power sector did not materialize. Nonetheless, we are taking forward a new greenfield development opportunity at Fangchenggang in Guangxi province. Our continuous leadership in the power sector in the Chinese mainland reinforced our reputation for excellence in project management and efficient station operation through active participation in the safe and reliable performance of the operating power station in which we hold an interest.

Guangdong Nuclear Power Joint Venture Company, Limited

Guangdong Nuclear Power Joint Venture Company, Limited is 25% owned by us and 75% owned by Guangdong Nuclear Investment Company, Limited. It was established in 1985 to construct and operate Guangdong Daya Bay Nuclear Power Station in Guangdong Province. The power station is the first large-scale commercial nuclear power installation on the Chinese mainland.

Guangdong Daya Bay Nuclear Power Station is equipped with two 984MW pressurized water reactors. The majority of the key equipment was imported from France and the United Kingdom. Unit 1 and Unit 2 commenced commercial operation in February and May 1994 respectively. The station continues to operate safely and reliably and received accreditation to ISO14001. It was also the first power station to attain ISO14001 accreditation in the electric power industry in China.

A total of 14,384GWh of electricity was sent out by Guangdong Daya Bay Nuclear Power Station in 2003, as compared to 14,116GWh in 2002. The annual station capacity factor was 87%. 70% of the electricity generated is supplied to Hong Kong with the remaining 30% sold to Guangdong. See “— Electricity Business in Hong Kong — Non-CAPCO Power Purchases/Storage Facilities” above.

Hong Kong Pumped Storage Development Company, Limited

Hong Kong Pumped Storage Development Company, Limited is 49% owned by us and 51% owned by ExxonMobil and has the right to use 50% of the 1,200MW pumped storage capacity of Phase 1 of the Guangzhou Pumped Storage Power Station until 2034. In 2003, the pumped storage units generated 318GWh for us with an overall efficiency above 75%, at a level similar to 2002. There were over 2,000 unit starts during the year to fulfill our system requirements, mainly during peak lopping and back up operations. See “— Electricity Business in Hong Kong — Non-CAPCO Power Purchases/Storage Facilities” above.

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

Shiheng Power Stations (Phases 1 and 2) were awarded “International First Class Power Station” by the State Power Corporation of China in 2002, one of the only two power stations in China to win such an award. The stations have also achieved ISO14001, ISO9001 and OHSAS18000 accreditation. As part of the water resources conservation, the stations have completed a waste water-recycling scheme, which significantly reduces discharges while improving the station economics.

As for the new stations, Unit 1 and Unit 2 of Heze II have passed the performance test and entered into commercial operation in February 2003 and August 2003, respectively. Liaocheng Unit 1 and Unit 2 have completed 168-hour reliability tests and are undergoing performance testing. All construction works progressed well, meeting the quality requirements, proceeding within budget and ahead of schedule. It is expected that the remaining units will come on stream in turn in 2004. Unlike Shiheng where the major equipment was locally manufactured, the two new stations use equipment manufactured overseas, reflecting the need for large boilers capable of using low volatile anthracite from the local mines.

Electricity output from the operating power stations is sold to the Shandong power grid and amounted to 7,991GWh in 2003 (as compared to 6,495GWh in 2002), which was 0.5% higher than the annual electricity generation quantity stipulated in the power purchase agreement relating to this project. The increase in output over the previous year was mainly due to the commencement of commercial operation of the Heze units in 2003.

Huaiji Hydroelectric Power Project

We own a 41.5% equity interest in the Huaiji hydroelectric power joint ventures which were formed in 1997 and 1998, respectively, with the remaining 8.5% owned by Sun Hung Kai China Development Fund Limited and 50.0% owned by Huaiji County Huilian Hydroelectric (Group) Co. Limited. This project is located in Huaiji County in northwestern Guangdong Province and involves building, owning and operating nine small-scale hydro power stations with a total installed capacity of 98MW. They are cascading hydropower stations installed along two river streams. Eight of the power stations are operational and one is under construction. The power is sold to the power grids of Huaiji County and Guangdong Province. The collection of electricity charges from the offtaker continues to be slow and requires our intensive monitoring.

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

Beijing Yire Power Station has two 200MW coal-fired units. It is wholly owned by CLP Guohua and located in Chaoyang District to the east of Tiananmen, Beijing. The station commenced operation in 1999 and supplies heat as well as electricity to Beijing city. In view of its proximity to the heart of Beijing, efforts have been made, since its operation, to continuously enhance environmental protection to minimize the impact on the environment in Beijing. Both units of the station are equipped with flue gas desulfurization facility.

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

The three power stations have already been rated under South Africa’s National Occupational Safety Association, or NOSA, 5 Star Safety Management System, with all the stations achieving four stars. They are also committed to continuous environmental improvement and have obtained full accreditation to ISO14001. As part of the water resources conservation programme, both Beijing Yire and Panshan Power Stations have separately completed a waste water-recycling scheme which significantly reduces discharges as well as improves the station economics. Beijing Yire has also embarked on a NOx reduction program aimed at meeting the stringent NOx emission requirement imposed by the Beijing authorities. Panshan Power Station has also received the Chinese mainland National First Class Power Station Award.

All three stations sell their power to the North China power grid. The total electricity sold by the three power stations in 2003 was 11,565GWh. Heat sales totaled 9.0 million gigajoules. Regular tariffs have been approved and implemented in all three power stations.

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

Shenmu II Power Station has been rated three stars under the NOSA 5 Star Safety Management System in 2003. In late 2002, the station obtained ISO14001 accreditation.

The station achieved availability of 91.6% in 2003. Sales of electricity were 1,419GWh for 2003 with a capacity factor over 89%. The station operated under a temporary tariff until December 2002 and has implemented regular tariff since January 2003.

Guizhou CLP Power Company Limited

Guizhou CLP Power Company Limited, or Guizhou CLP Power, was formed between us (70%), China Huadian Corporation (18%) (formerly owned by Guizhou Electric Power Corporation) and Guizhou Development and Investment Corporation (12%) (formerly known as Guizhou Infrastructure Investment Company) in September 2002 for a term of 30 years. Guizhou CLP Power is to build and operate a coal-fired power station, Anshun II Power Station, with a generating capacity of 2x300MW in Guizhou. The power station will support the increasing demand for electricity in Guizhou and the provincial government’s obligation to deliver electricity to Guangdong under the West-to-East Electricity Delivery Project. This is the first power project in the Chinese mainland in which we hold a majority share. Under the joint venture agreement, however, none of the partners has unilateral control over the economic activity of Guizhou CLP Power.

Anshun II Power Station is now under construction and progressing on schedule. Unit 1 started commercial operation in April 2004 whereas Unit 2 is scheduled in November 2004. Both units are fitted with flue gas desulfurization systems and the overall construction contract is being undertaken by Guizhou Electric Power Corporation.

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

Competitive Environment and Regulatory Issues

The economy and the electricity market in the Chinese mainland grew strongly during 2003. Electricity demand increased by 15.4% in 2003 and demand growth is expected to continue in the coming years.

A structural reform is being gradually implemented in the Chinese mainland power industry, involving corporatization by separating government functions from business activities, separating grid assets from generation assets and breaking up of the State Power Corporation to form five national generating companies and two grid companies and with a view to eventual deregulation. As part of the power sector reform, the State Council of China established a power industry regulatory body, the China Electricity Regulatory Commission, or CERC to better regulate the power industry following the break-up of the State Power Corporation.

The power sector reform in the Chinese mainland has created increased risks and uncertainties for private investors in China. The break-up of the State Power Corporation has led to increasing competition between the newly created five national generating companies and other independent power producers such as us. There has also been considerable downward pressure on electricity tariffs paid to generating companies, and it is likely that some form of more transparent pricing will gradually replace the current tariff setting mechanism. The regulatory environment in the Chinese mainland will gradually become more open and transparent to create a level playing field for all market participants, both local and foreign. We will closely monitor the progress of the reform and the changing market conditions in the Chinese mainland.

Electricity Business in Other Asia-Pacific Countries

We have established a significant presence in the private sector power industry in a number of countries in the Asia-Pacific region, notably Australia, India, Taiwan and Thailand. As of December 31, 2003, we own 3,805 equity MW generating capacity in the Asia-Pacific region outside Hong Kong and the Chinese mainland, of which 3,088 equity MW are operational and 717 equity MW are under construction.

We aim to become a leading international private sector power company in the Asia-Pacific region. This will be done through (i) developing effective investment partnerships and establishing a meaningful presence in each of our target markets; and (ii) building a balanced portfolio across our selected Asia-Pacific countries, with a suitable mix of plant and fuels and a combination of operating assets, projects under construction and a pipeline of development projects.

Our position in India, Australia, Thailand and Taiwan is now supported by several years of successful operation. We have resolved risks to revenue where necessary, put in place the necessary corporate policies, management and reporting systems and we have completed major capital project construction. We are now ready for further growth in these markets through careful selection of new opportunities where we can use our industry experience effectively to manage the underlying risks to provide high quality earnings.

Yallourn Energy Pty Limited, Australia

As at December 31, 2002, we held an 80% interest in two joint venture companies, CLP Power (Yallourn) Sdn Bhd (formerly known as CLP Powergen Sdn Bhd) and CLP Power (Yallourn) Funding Limited (formerly known as CLP Powergen Funding Limited), with the remaining 20% held by Powergen. In February 2001, these joint venture companies completed the acquisition of a 92% interest in Yallourn Energy Pty Limited, or Yallourn Energy, which owns and operates a 1,480MW coal-fired plant and dedicated coal mine in Victoria, Australia. In April 2003, we completed the acquisition of Powergen’s remaining 20% interest in the joint venture companies, and as at December 31, 2003 we owned an effective equity interest of 92% in Yallourn Energy. Acquisition of the remaining 8% interest in Yallourn Energy has been completed in March 2004 and as a result we currently own an effective interest of 100% in Yallourn Energy.

Yallourn Energy has four generating units. The first two units, each initially rated at 350MW, commenced operation in 1974 and 1975, whilst the second two units, each initially rated at 375MW, commenced operation in 1981 and 1982. In 2003, each of the units was re-rated as a result of technical improvements and the power station is now registered as a 1,480MW facility, up from 1,450MW. The captive brown coal mine is within the Yallourn Energy site and its operations are integrated with the power station. In 2002, Yallourn Energy completed the process of contracting out its mine operations and maintenance activities, which has been a strategic objective aimed at improving the performance of the asset. In 2003, new mining technology was successfully introduced and plans to extend the life of the mine are ahead of schedule. The original control and instrumentation equipment of the power plant is also being replaced and upgraded. Yallourn Energy is a low cost power producer within the National Electricity Market, or NEM, of Australia.

Yallourn Energy operates as a merchant plant in the NEM and bids its output into the pool. In order to provide volume and price stability, Yallourn Energy sells the following range of electricity products:

•	relationship contracts with electricity retailers, whereby there is a shared risk and benefit of end market pricing but full cost recovery;

•	retail contracts (under Yallourn Energy’s retail brand “AusPower”) by way of contracts of typically 2 to 5-year duration with relatively large customers, and at a price that reflects the wholesale market together with a cost margin and risk premium; and

•	wholesale market hedges, being a combination of traditional hedges and a small volume of trading.

Yallourn Energy also maintains some direct exposure to the pool to provide potential upside during price peaks, reducing the cost of availability risk management and as an additional source of market intelligence.

Around 85% to 90% of its expected generation output is protected against pool volatility.

In 2003, Yallourn Energy performed well and achieved a generated output of 11,368GWh, representing the highest annual production in its history. This was due to good operational availability of all the generating units. Total revenue was the highest since privatization in 1996 despite sustained low pool prices as it was substantially protected by a strong position in the contract market established in previous years. We forecast that there should be some recovery in prices in 2004.

The Morwell River Diversion project, which will secure access to a long-term reserve of coal for the station, and the upgrade of the station’s instrumentation and control systems are on schedule and within budget. Owing to continuing low pool prices and accelerated capital expenditure, Yallourn Energy forecasts that in order to meet the debt service cover ratios as stipulated in the loan agreements, it may require contingent equity support to be provided by its shareholder. As at May 31, 2004, A$44 million has been injected into Yallourn Energy.

Annual load in the NEM is forecasted to increase by approximately 2% each year between 2004 and 2007 with maximum demand forecast to increase by approximately 3%. However, we forecast that prices will continue to soften due to an oversupply in Victoria and South Australia, an excess of new generation in Queensland and additional volumes available between regions through interconnection projects.

Yallourn Energy has implemented a cultural change programme with the aim to creating an alignment of interest between Yallourn Energy and its employees; nevertheless, Yallourn Energy is still exposed to some risks of industrial dispute.

Management at Yallourn Energy is also committed to the highest standards of safety and environmental protection and the Board of AusPower Holdings Pty Limited, the immediate holding company of Yallourn Energy, has established a sub-committee to supervise these activities. Yallourn Energy’s key achievements include National Safety Council Australia five-star recognition; periods of over one year with no lost time injuries; Royal Society for Prevention of Accidents Gold Awards; Computational Solutions Incorporated Reliability Based Maintenance (USA) excellence award; and ISO14001 accreditation.

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

Operation of this power station was restricted for some time in 2002 due to a shortfall in the supply of natural gas. Naphtha was available but the cost was significantly higher than for operation on gas. GPEC did, however, secure a new gas supply, which has enabled the plant to operate efficiently to meet the Gujarat system requirements. This supply has continued and the plant operated to high standards of availability in 2003.

GPEC entered into a 20-year power purchase agreement with the state-owned Gujarat Electricity Board, or GEB, to sell all of its output to GEB commencing in 1998. The power purchase agreement between GPEC and GEB enables GPEC to recover its fixed costs and profit irrespective of the availability of fuel and the level of dispatch from GEB. Despite this arrangement, GPEC aims to deliver electricity to GEB at a reasonable price through maximum usage of natural gas and reductions in pass-through costs. The sales in 2002 decreased as compared to 2001 as only naphtha was available for most of the time, which made our electricity very expensive and as a result the plant was run only when required.

GEB challenged the terms of GPEC’s power purchase agreement, or PPA, (together with all other independent power producers, or IPPs, in the State of Gujarat) by an application to the Regulator. Their aim was to bring GPEC into a dialogue that would lead to a lower cost of power. Since the Regulator has the power to amend PPAs, we decided to enter into such a dialogue with GEB, rather than risk an outcome being imposed by the Regulator over which we had little control. The resulting negotiations with GEB were concluded at the end of 2003 and are viewed as satisfactory by both sides. We have been able to reduce some of the operating costs that are passed through to GEB and we have made some limited concessions on other terms. The cost of power to GEB is now at an affordable level and the effect on our investment returns is modest and acceptable. As part of the agreement, GEB reversed its position on a substantial amount of billings under the original PPA that they had previously disputed. We believe that this agreement puts GPEC on to a more sustainable basis for continued operation.

Our other challenge in GPEC is to manage receivables. GEB continues to have difficulty in making timely payment to GPEC for electricity due to the inadequacy in its own collections from retail consumers. This position is improving through initiatives that GEB is taking to reduce theft and cross subsidies, but will continue for some time yet. GPEC receives some cash payments from GEB but has also obtained part of its payments through bill discounting with recourse. There is no recourse to us beyond GPEC from these arrangements. The balance of overdue receivables was reduced significantly in 2003 by a Rs. 4,000 million bond issue by GEB, the proceeds of which were used for the payment of part of the outstanding amounts. We expect that future collections from GEB will be through a combination of cash, bill discounting and further bond issues, and we have made prudent provisions in our accounts for the risks involved in this process.

GPEC has achieved an exceptionally high standard of safety and environmental protection. It was awarded the Royal Society for the Prevention of Accidents Gold Awards for safety each year from 2000 to 2003. It has also maintained a zero incident frequency rate for more than 1,500 days and has established a benchmark for safety management in the power generation sector in India. On environmental management, GPEC has been accredited ISO14001 certification for the past several years.

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

Ho-Ping achieved commercial operation of the power station on schedule and within budget, with Unit 1 and Unit 2 commencing operation in June and September 2002, respectively. Coal is procured internationally from Australia, Indonesia, South Africa and China, largely through long-term coal supply contracts. The station has established a Safety, Health and Environmental Protection Committee comprising management and staff representatives at various levels to devise and implement the various initiatives in relation to safety, health and environment.

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

Our key objectives for the investment in Ho-Ping are to maximize the long-term profit of Ho-Ping and to achieve this in full compliance with environmental and safety requirements. As the two units in Ho-Ping have recently been commissioned, the main thrust of management efforts will be directed towards risk mitigation, rectification of outstanding technical problems and continuous training and retention of operation and maintenance staff. With our extensive experience in constructing and operating power plants, we have seconded our staff to key positions in Ho-Ping and provided a range of supports in areas including asset management, engineering and commercial operations.

In 2003, we achieved a full year of operation of the two units. There were a number of technical issues that emerged, as is common for the early stage of a coal fired plant, but most have been resolved successfully. The number of unit trips was higher than we would expect for a mature plant but the overall economic performance was satisfactory and exceeded our financial projections. There was one incident where a fragment of a low pressure turbine blade detached and caused significant damage to a condenser. The unit had to be shutdown for several weeks for repairs, but subsequently returned to service and has since operated satisfactorily.

Electricity Generating Public Company Limited, Thailand

Electricity Generating Public Company Limited, or EGCO, is incorporated and listed on the Stock Exchange of Thailand. EGCO’s market capitalization is around HK$7 billion and it is included in the SET 50 comprising Thailand’s 50 largest publicly listed companies. The company is 22.4% owned by us and 25.4% owned by the Electricity Generating Authority of Thailand, or EGAT. Its principal activity is the generation of electricity for supply to EGAT under long-term power purchase agreements. As at March 31, 2004, EGCO owns and operates two natural gas-fired power stations with a total generating capacity of 2,056 MW in Thailand. It has also invested in a number of small power projects in Thailand and the Philippines, totaling 958 MW. The company also has another 1,453 MW of capacity in development. We and EGAT appoint four members each to EGCO’s fifteen person board of directors. EGAT also appoints the President, who is the only Executive Director on the Board. We also nominate one person to the senior management team of EGCO.

To reflect the fair value of our investment, we wrote off HK$900 million of the unamortized goodwill in 2000 as an impairment loss. In 2003, we reviewed the carrying value of EGCO again and, based on our value in use, we concluded that no additional impairment is required for this investment.

The performance of this investment improved during 2003 and EGCO’s share price increased commensurate with its fair value. Our four nominees on EGCO’s Board continue to make active contribution to the strategic direction of EGCO’s affairs, with a view to enhancing EGCO’s performance and return to shareholders in the longer term.

BLCP Power Limited, Thailand

As at December 31, 2002, we held an 80% interest in CLP Power (BLCP) Limited (formerly known as CLP Powergen Southeast Asia Limited), with the remaining 20% owned by Powergen. CLP Power (BLCP) Limited acquired a 50% interest in BLCP Power Limited, or BLCP, in Thailand in December 2001. BLCP is the owner and developer of a 1,434MW (2x717MW) coal-fired power project at Map Ta Phut, Thailand near Rayong. In January 2003, we acquired Powergen’s remaining interest in the joint venture company, which resulted in our owning a total interest of 50% in BLCP, which is being developed in partnership with Banpu Coal Power Limited.

The project’s financing arrangement was finalized in the second half of 2003 and the project is currently under construction. The project was financed by more than US$1.1 billion equivalent of non-recourse debt from Thai and international financial institutions. We also are the construction manager of the project on behalf of BLCP and we will own 60% of a company that will provide operation and maintenance services to the project throughout its life. Commencement of commercial operation of the two units is expected to occur in 2006 and 2007 respectively, and all power generated will be supplied to EGAT under a 25-year power purchase agreement.

YTL Power International Berhad, Malaysia

YTL Power International Berhad, or YTL Power, is a listed company in Malaysia and its principal activity is the generation of electricity for supply to Tenaga Nasional Berhad, the government-owned utility of Malaysia, under a 21-year power purchase agreement commencing in 1994. YTL Power owns and operates two gas-fired combined cycle power stations in Malaysia with a total generating capacity of 1,212MW.

During 2003, we sold our 5% interest in YTL Power for a total consideration of RM320,985,313 or HK$659 million (US$85 million) in the absence of any movement towards privatization of the Malaysian power industry.

Electricity-Related Activities in Hong Kong and the Chinese Mainland

We pursue selective opportunities in Hong Kong and the Chinese mainland beyond our conventional electricity business, by leveraging off our existing businesses, assets, expertise and relationships. These activities are carried out on a limited and selected basis, in line with our overriding focus on the electricity business.

Property Development

Our non-Scheme of Control property development is managed by our wholly owned subsidiary, CLP Properties Limited, or CLP Property. The objective of CLP Property is to redevelop sites in Hong Kong which are no longer required for electricity purposes. We do not acquire land and buildings for redevelopment.

Our major project is the residential redevelopment of the former power station site at Hok Un, Kowloon. This 50/50 joint venture project, known as Laguna Verde, led by CLP Property and a wholly-owned subsidiary of Cheung Kong (Holdings) Limited, comprises 4,735 flats, 1,692 parking spaces and 270,000 sq. ft. of commercial space. About 98% of the residential units in the redevelopment had been sold by the end of 2003.

Public Lighting and Engineering Services

Through our wholly owned subsidiary, CLP Engineering Limited, we offer contracting and consultancy services in power engineering, telecommunications, building services, energy services and road lighting and facility management for customers in Hong Kong and neighboring areas.

Our four railway-related projects were completed successfully in 2003, with a further four projects underway towards target completion dates in or after 2004. Our contracting business has been further extended to electrical installations and control systems associated with major road systems and other infrastructure projects. Private lighting activities have increased after the Public Lighting Contract for Kowloon and the New Territories East was secured in October 2002.

Our energy services focus on opportunities where fuel switching produces cost and energy savings and/or environmental benefits. Our activities include a number of successful contracts in hotels, hospitals and institutes with the application of heat pump technology. We have also secured a project with a business customer to replace diesel generators with electricity supply. This will not only generate additional sales of 4.3GWh per annum, but also contribute to a cleaner environment.

Telecommunications

Through CLP Telecommunications Limited, our wholly owned subsidiary, we own and operate “ChinaLink”, a small-scale operation which provides cross-border communications services to Hong Kong corporations operating in the Chinese mainland. Stringent cost control measures have been taken to minimize operating losses for this subsidiary.

In line with CLP’s focus on the electricity business, in January 2004, we reduced our involvement in PowerCom by participating in a sale of PowerCom by Cheung Kong Enterprises to Vanda Systems & Communications Holdings Ltd. (Vanda) in exchange for the issue of 92.8 million shares in Vanda. The share sale and purchase agreement was completed on March 12, 2004 and 35 million of Vanda shares were placed to a financial institution on the same day. Management will review the possibility of selling the remaining shares upon the expiry of the three month lock-up period as stipulated in the agreement.

Information Technology

We hold a small strategic investment (5.23%) in DataSys, an IT company listed on the Hong Kong Growth Enterprise Market, which is engaged in IT solutions for the power industry in China. This investment is closely monitored to verify that operational synergies can be obtained.

As a result of a strategic review of our 40% investment in Precision Marketing Inc., or PMI, a market research company which provided us with access to database management skills and technology, we sold all our shareholding in PMI in 2003. The skill transfer from PMI to us had been completed.

Research and Development

The primary efforts of our research and development activities, which are led by our wholly owned subsidiary CLP Research Institute Limited, or CLP RI, centered on: (a) renewable energy and (b) technology innovations for an increasingly competitive and environmentally conscious business environment.

In 2003, we initiated and continued a number of projects for renewable energy, including wind and solar resource assessment (data and methodology), applications of renewable technology (solar and hybrids with wind and fuel cell), and biofuel. We also launched projects on energy efficiency, appliance load characteristics, and a review of the published studies regarding the impact of air quality on public health in Asia.

CLP RI also monitors current industry issues, and conducts knowledge-sharing activities through the company intranet, an electronic newsletter, internal and external briefings, and presentations by experts from the international community. Topics included technological advances in clean coal, solar photovoltaic technology, and energy storage as well as renewable energy policy and the health effects of electromagnetic fields.

C. Organizational Structure

Please see “— A. History and Development of the Company” above for our corporate structure after our corporate restructuring in 1998. The table below sets forth for each of our principal subsidiaries, the name, year and country of incorporation/operation and our percentage holding and principal activities as of December 31, 2003.

	Year of Incorporation	Place of Incorporation / Operation	Our Percentage Holding	Principal Activities
CLP Power Hong Kong Limited	1918	Hong Kong	100%	Generation and supply of electricity

Hong Kong Nuclear Investment Company Limited	1983	Hong Kong/Chinese mainland	100%	Power project investment holding

CLP Engineering Limited	1985	Hong Kong	100%	Engineering services

CLP Power Asia Limited	2003	British Virgin Islands/International and Chinese mainland	100%	Power projects Investment holding

CLP Power China Limited	1998	British Virgin Islands/ Chinese mainland	100%(2)	Power projects investment holding

CLP Power International Limited	1996	British Virgin Islands/ International	100%(2)	Power projects investment holding

CLP Properties Limited	1989	Hong Kong	100%	Property investment holding

CLP Telecommunications Limited	1994	Hong Kong	100%	Telecommunications

CLP Research Institute Limited	2000	British Virgin Islands/ Hong Kong	100%	Research and development

Yallourn Energy Pty Limited	2003(1)	Australia	92%(2)	Generation and supply of electricity

Gujarat Paguthan Energy Corporation Private Limited	2003(1)	India	100%(2)	Generation and supply of electricity

(1)	Year of the company becoming a subsidiary of the Group.

(2)	Indirectly held

D. Property, Plants and Equipment

Our fixed assets consist mainly of CLP Power Hong Kong’s transmission and distribution equipment and facilities in Hong Kong and the generating facilities in Yallourn Energy and GPEC. In 2003, we recorded HK$12,504 million (US$1,611 million) of fixed assets, net, as a result of the consolidation of Yallourn Energy and GPEC as subsidiaries due to the acquisition of Powergen’s remaining interest in these two entities during the first half of the year. Of this amount, HK$12,145 million (US$1,565 million) represented plant, machinery and equipment, HK$85 million (US$11 million) represented land and HK$274 million (US$35 million) represented buildings. As of December 31, 2003, the net book value of our fixed assets was HK$54,157 million (US$6,975 million) of which HK$46,401 million (US$5,976 million) represented plant, machinery and equipment and HK$7,756 million (US$999 million) represented land and buildings. During the year, we invested HK$5,594 million (US$721 million) in fixed assets, of which HK$5,125 million (US$660 million) was invested by CLP Power Hong Kong and HK$462 million (US$60 million) by Yallourn Energy and GPEC since they became our subsidiary companies.

As at December 31, 2003, land comprised leasehold land held in Hong Kong and leasehold and freehold land held outside Hong Kong. Leasehold land in Hong Kong is held under lease from the Hong Kong Government and many of our land leases are either long-term or contain an automatic right to renew for a specified fixed term. As of December 31, 2003, the aggregate net book value of our leased land held in Hong Kong was HK$2,228 million (US$287 million), of which HK$155 million (US$20 million) represented land with an unexpired lease period of over 50 years, HK$2,071 million (US$267 million) expiring between 10 to 50 years and HK$2 million (US$0.3 million) expiring in less than 10 years. The aggregate net book value of our land held outside Hong Kong was HK$102 million (US$13 million), of which HK$1 million (US$0.1 million) represented leased land with an unexpired lease term period of over 50 years situated in India, HK$101 million (US$13 million) represented freehold land situated in Australia and India.

Our investments, principally the electricity business in the Chinese mainland and other Asia-Pacific countries as well as in CAPCO, are accounted for as our interests in the jointly controlled entities, associated companies, investment securities and other investments in 2003. As of December 31, 2003, these interests amounted to HK$16,299 million (US$2,099 million), of which HK$15,334 million (US$1,975 million) was in the electricity business. Geographically, our interests in the affiliates engaging in the electricity business included HK$2,951 million (US$380 million) in the Asia-Pacific region excluding Hong Kong and the Chinese mainland, HK$6,400 million (US$824 million) in the Chinese mainland and HK$5,983 million (US$771 million) in Hong Kong.

Capital Investment Programme

Scheme of Control Business

Our current financial plan, under the Scheme of Control, was approved by the Executive Council of Hong Kong in May 2000. The plan covers the period from October 1999 to December 2004 and includes, among other matters, estimated operating and capital expenditures, projected level of the Development Fund and projected basic tariff rates. Our projected capital expenditures of HK$30 billion are mainly required for improving reliability and quality of supply to customers through prudent investments in transmission and distribution facilities and generating assets.

For the year ended December 31, 2003, we invested HK$5,125 million (US$660 million) in fixed assets, compared to HK$4,923 million for the year ended December 31, 2002 and HK$4,580 million for the year ended December 31, 2001. Capital expenditure incurred by CAPCO was HK$2,148 million (US$277 million) for the year ended December 31, 2003, compared with HK$938 million for the year ended December 31, 2002 and HK$592 million for the year ended December 31, 2001. A total of HK$7,273 million (US$937 million) capital expenditure was made by us and CAPCO for 2003.

We reached an agreement with the Hong Kong Government in December 1999 to defer the installation and commissioning of Units 7 and 8 of the Black Point Power Station by five years, and hence the commissioning dates for those units are expected to be 2005 and 2006 respectively. Following the agreement to defer Units 7 and 8 of the Black Point Power Station, we and CAPCO agreed to forgo the permitted return on the outstanding deferral premium of HK$803 million arising from the delayed commissioning of the units. The deferral premium is a contractual obligation that corresponds to additional costs incurred by the vendors for delayed delivery of the two generator units. We and the Hong Kong Government agreed that we would set aside a total of HK$803 million from the Development Fund by way of a special provision account to pay for the outstanding deferral premium.

With the slowdown in growth in overall electricity demand and the adequate level of our existing generating capacity, the emphasis of our current financial plan is on investments in transmission and distribution systems, which are forecasted to constitute 70% of our capital expenditure in 2004. The purpose of these investments is to address the demand created by new towns and rail and infrastructure development projects in our supply area, as well as to upgrade our existing network to further enhance supply quality and reliability. Major projects currently under implementation include a 132kV supply network reinforcement to Tseung Kwan O, Yuen Long and Tin Shui Wai areas, and the substation reinforcement to the Shatin, Sham Shui Po and Tsuen Wan areas. In addition, two 400kV cable circuits are planned for year 2004 to reinforce the 400kV system. Also, design and engineering activities are underway regarding approximately 60 transmission development projects due for commissioning over the next several years.

Non-Scheme of Control Business

In 2003, we acquired Powergen’s remaining interests in Yallourn Energy (18.4%) and GPEC (20%) for a total consideration of HK$836 million (US$108 million). We also made additional contribution of HK$107 million (US$14 million) to BLCP and made net shareholders’ advances of HK$834 million (US$107 million) to CAPCO.

In respect of our investment in Guizhou CLP Power, we are required to contribute share capital of approximately HK$414 million. The remainder of the share capital of HK$269 million was paid in April 2004.

Under the Equity Contribution Agreement relating to the BLCP Power project, we are required to make equity contributions of HK$1,258 million (US$162 million) by 2007. As at December 31, 2003, HK$132 million (US$17 million) has been fulfilled.

Pursuant to the relevant loan agreements entered into on February 27, 2001 for the refinancing of Yallourn Energy, shareholders of AusPower Holdings Pty Limited, the immediate holding company of Yallourn Energy, agreed to provide the lenders with contingent equity support up to the sum of A$200 million in respect of a senior debt facility. The contribution of contingent equity depends on certain minimum requirements regarding the availability of cash flows for debt service within five years from February 27, 2001.

With higher than expected capital expenditure requirements over the next few years, Yallourn Energy forecasts that in order to meet the debt service cover ratios as stipulated in the loan agreements, it may require contingent equity support to be provided by its shareholders. As at May 31, 2004, A$44 million has been injected into Yallourn Energy.

The pursuit of investment opportunities in the non-Scheme of Control business will depend on those opportunities which meet our investment criteria. We finance those opportunities by using our internal resources and/or additional borrowings.

Environmental Matters

Our and CAPCO’s operations are subject to a number of laws and regulations relating to environmental protection and safety. We and CAPCO have maintained full compliance with environmental license requirements in all material respects. Our major operating business groups, including generation, power systems and marketing and customer services, continue to be accredited with ISO14001 certification. We were awarded the Hong Kong Award for Industry: Environmental Performance Award 2003 in October 2003. Our fuel diversification strategy, featured by the use of a natural gas combined cycle generation and the purchase of nuclear electricity in addition to coal fired generation, has resulted in significant reductions in air emissions over the past decade.

Furthermore, environmental friendly design and practices, such as emission control enhancement on precipitators, ‘green’ substation design, cable laying technology using horizontal direction drilling, cable tunneling, vegetation management along our overhead lines, etc., have all contributed to enhance safety, system reliability and environmental friendliness in our business operations.

To align with international best practices, our subsidiaries, Yallourn Energy and GPEC, together with many of our joint venture power stations have been accredited with ISO14001 certification. Operating units, such as Yallourn Energy in Australia and GPEC in India, have been accredited with ISO14001 certification for some years. The newly ISO14001 accredited power stations include Shiheng Power Stations I and II, Beijing Yire Power Station, Sanhe Power Station, Panshan Power Station and Shenmu II Power Station in the Chinese mainland.

New initiatives launched by our joint venture companies outside Hong Kong to minimize emissions included installation at Ho-Ping Power Station in Taiwan of flue gas desulfurization and selective catalytic reduction at the two generating units, and successful commissioning at Beijing Yire Power Station in the Chinese mainland of a flue gas desulfurization plant on one of its generating units, with a sulphur dioxide removal efficiency of over 90%.

Overall environmental performance in 2003 was good with only a small number of minor applicable standards being exceeded.

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

In respect of our investments outside Hong Kong, suitable insurance coverage is in place to ensure risks are appropriately transferred. Typical coverage includes property all risks, machinery breakdown, and/or business interruption for operating assets and construction all risks for plants under construction.

Item 5.	Operating and Financial Review and Prospects

A. Operating Results

Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared according to Hong Kong GAAP, which differs from U.S. GAAP in certain material aspects. You should read the following discussion of our financial condition and results of operations together with the financial statements and the notes to these statements included in “Item 17. Financial Statements” in this annual report, especially Note 36 for a discussion of the material differences between Hong Kong GAAP and U.S. GAAP.

References to us in this section for the relevant periods, unless the context otherwise requires, are to us and our consolidated subsidiaries, together with our share of the results of jointly controlled entities and associated companies.

Overview

Our Scheme of Control business has accounted for approximately 81.7% of our net earnings in 2003. Excluding the property redevelopment profit and disposal gain and unallocated expenses, our operating earnings were 79.7% contributed by the Scheme of Control business and 20.3% by the non-Scheme of Control business, as compared to 85.3% by the Scheme of Control business and 14.7% by the non-Scheme of Control business in 2002.

Electricity Business in Hong Kong

Our major source of revenue is from CLP Power Hong Kong’s Scheme of Control business in Hong Kong. Therefore, our financial condition and results of operations are affected by the economic activities and the regulatory environment in Hong Kong. In 2003, the local economy was hit by the outbreak of SARS. The ongoing economic recovery was derailed significantly in the second quarter with retail and tourist related businesses being affected most. As a result, the commercial sector recorded only a marginal growth in electricity consumption over 2002. The consumption of electricity was less affected by the spread of SARS among other end user sectors. The residential sector and the infrastructure and public services sector recorded moderate growth of 3.6% and 3.8% respectively. For the manufacturing sector, the demand for electricity continued to drop as a result of the contracting role of industry in the Hong Kong economy. Growth of electricity sales in Hong Kong (excluding sales to the Chinese mainland) in kilowatt hours has averaged 3.4% over the last ten years.

In addition, towards the end of 2003, the uncertainties posed by terrorist threats and military actions in Afghanistan and Iraq began to subside. The rebound of the U.S. economy was seen to benefit the global recovery. With a steady and strong economic growth in the Chinese mainland, the re-export business in Hong Kong continued to maintain a robust growth. All of these factors combined with the subsiding of SARS and the launch of a series of revival measures in Hong Kong such as the “Individual Visit” Visa Scheme and the Closer Economic Partnership Arrangement, or CEPA, with the Chinese mainland, the Hong Kong economy rebounded at the end of 2003.

Despite a large fiscal deficit that restrains the government’s ability to boost the local economy, increased cross-border activities, the upturn of the tourist industry and recovery of the property market helped strengthen consumer and investor confidence. In 2004, the commercial sector is expected to have more robust growth supported by the continuous development of the tourist industry. The growth of electricity consumption in the residential sector is expected to be supported by the steady housing supply and will remain moderate. The infrastructure and public services sector is expected to benefit mainly from the infrastructure projects such as the railway network, telecommunication facilities and property developments in urban areas. The process of transformation of Hong Kong into a services-oriented economy will continue and the relocation of labor-intensive manufacturing industry from Hong Kong to the Chinese mainland and other regions is unavoidable. Therefore, a declining demand for electricity from the manufacturing sector is expected.

Scheme of Control

The Scheme of Control interim review took place in 2003. This is a regular review every five years between us, CAPCO and the Hong Kong Government whereby either party may request modifications to the Scheme of Control, subject to mutual agreement. The changes to the Scheme of Control made as a result of the Scheme of Control interim review included revised depreciation periods for certain assets, an upper limit of the Development Fund set at 12.5% of annual total revenues from sales of electricity to Hong Kong consumers, and enhanced disclosure of capital and operating expenditure. The key terms of the Scheme of Control remain unchanged. Following the completion of the Scheme of Control interim review in 2003, we do not expect there to be any changes to the regulatory regime applying to our Hong Kong electricity business before the expiry of the current Scheme of Control Agreement on September 30, 2008. During the intervening period, there will be increasing discussions between us and the Hong Kong Government regarding the post-2008 electricity regulatory regime. The Hong Kong Government has indicated that it will conduct a review of the electricity market with a view of drawing up a broad framework for the development of the electricity supply sector to succeed the current Scheme of Control Agreement. In preparation for the future, we have been devoting considerable management resources to a thorough understanding of the implications of different regulatory systems for our Hong Kong electricity business. We will continue to contribute our knowledge and expertise to the discussion of the future of our industry and we expect that the legitimate interests of the CLP Group, our shareholders, our employees and the community we serve will be given balanced consideration.

As a result of general cost savings and productivity improvement, we have been able to freeze our tariff levels again in 2004, maintaining them at the 1998 levels.

Electricity Businesses in the Chinese Mainland

The increasing maturity of our Hong Kong electricity business, evidenced by the slowdown of the growth in electricity demand in recent years, coupled with a degree of regulatory uncertainty post-2008, has led us to diversify our activities. We are doing so through the application of our skills and competencies to investments and projects in the electricity sector in the Chinese mainland and other Asia-Pacific countries. While we are encouraged by the strong growth recorded for our overseas power project investments in 2003, it should be noted that the risk/reward profile of these investments is more volatile than that of the Scheme of Control business.

Economic growth and electricity demand remain strong in the Chinese mainland. However, the ongoing reform of the power industry in the Chinese mainland and the establishment of five national generating companies have created an environment where Chinese owners of generating assets are primarily focused on expanding their businesses and leveraging value from their assets by direct access to domestic and international capital markets. This reduced CLP’s perceived appeal as a long-term strategic partner. Our focus in 2003 was therefore on the management of our existing joint ventures to add value, deliver satisfactory returns on investment and meet safety, health and environmental objectives. We will remain extremely selective in our choice of new investments in the Chinese mainland. In the short to medium term, we are prepared to slow the pace of investments. Over a longer period, we expect that the market will become clearer and more settled, and it will be possible to assess with greater confidence the long-term value of assets in relation to their prices in the market.

Electricity Businesses in the Other Asia-Pacific Countries

Our portfolio of electricity assets in the Asia-Pacific region outside Hong Kong and the Chinese mainland grew significantly in the past two years, especially with the completion of acquisition of Powergen’s remaining interests in Yallourn Energy and GPEC in 2003. We now have a significant presence in Australia, India, Taiwan and Thailand. We will concentrate on improving the quality and returns of our existing businesses in the countries where we have already established a significant presence. We will be alert for opportunities in other countries in the region which meet our investment criteria. The challenges to electricity business in the Asia-Pacific region outside Hong Kong and the Chinese mainland come largely from political, economic and regulatory uncertainty, much of which occurs and must be managed and assessed on a country-by-country basis.

Electricity-Related Activities in Hong Kong and the Chinese Mainland

Our skills, experience and competencies are those of an electric utility. Though we are alert for opportunities to leverage off our existing business, we recognize that these are likely to be closely related to our primary function as an electric service provider. We expect to continue to explore opportunities in Hong Kong and the Chinese mainland to develop electricity-related activities by making use of our existing assets and skills, but opportunities identified will be carried out on a limited and selected basis.

Share Premium Reduction and Share Repurchases

Following the approval by shareholders at the Extraordinary General Meeting in April 2002 and confirmation from the High Court of Hong Kong in June 2002, we undertook a restructuring of our balance sheet and transferred HK$10,117 million from our share premium account to our retained profits. We do not have immediate plans to use this increased distributable reserve. The share premium reduction will, however, provide greater flexibility for us in terms of our dividend or share repurchase policies.

We have undertaken share repurchases on an opportunistic basis to optimize our capital structure and enhance earnings per share. In 2002, we repurchased a total of 13,240,500 shares at an aggregate price of HK$396 million, as compared to 75,986,000 shares we repurchased at an aggregate price of HK$2,273 million in 2001. We did not undertake any share repurchases in 2003. All the shares we repurchased have been cancelled in accordance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong.

Critical Accounting Policies

Our financial statements have been prepared in conformity with Hong Kong GAAP. The financial statements also include a reconciliation to U.S. GAAP. In preparing these financial statements, management exercises judgment in the selection and application of accounting principles, including making estimates and assumptions. Critical accounting policies include those policies that could result in materially different operating results if our assumptions regarding application of accounting principles were different. The following is a summary of critical accounting policies that are impacted by judgments and uncertainties and for which different amounts may be reported under a different set of conditions or using different assumptions.

Accounting under the Scheme of Control

The financial operations of CLP Power Hong Kong and its jointly controlled generating company, CAPCO, are governed by the Scheme of Control. Under the Scheme of Control, CLP Power Hong Kong is allowed to charge tariffs designed to recover the operating costs (including tax) and allowed net return of CLP Power Hong Kong and CAPCO. The allowed net return is derived by subtracting from the permitted return (i) interest up to a maximum of 8% per annum on borrowings to finance fixed assets; (ii) a charge of 8% per annum on the sum of the average balances of the Development Fund and the special provision account; (iii) an excess capacity adjustment of 13.5% on the average excess capacity expenditure less an allowed interest charge of up to 8% per annum on the average excess capacity expenditure after the Black Point Units 7 and 8 are commissioned; and (iv) interest up to a maximum of 8% per annum on the increase in average balance of the customers’ deposits in excess of the balance at September 30, 1998. The annual permitted return is determined as 13.5% of the average net fixed assets of CLP Power Hong Kong and CAPCO relating to the electricity business plus a further 1.5% on the average net fixed assets financed by shareholders’ investments and acquired after September 30, 1978. Any difference between the permitted return and the profit for Scheme of Control operations is transferred to or from the Development Fund. The Development Fund represents a liability in the accounts of CLP Power Hong Kong. The allowed net return so derived is to be divided in accordance with the provisions of the agreements between CLP Power Hong Kong and CAPCO. See “Item 17. Financial Statements — Scheme of Control Statement”.

As of December 31, 2003, CLP Power Hong Kong and CAPCO together had a carrying value of net fixed assets of HK$66,711 million (US$8,592 million) which comprised primarily the generating facilities and transmission and distribution systems. This carrying amount reflects the application of our fixed assets accounting policy which complies with Hong Kong GAAP. Depreciation is based on the rates stipulated under the Scheme of Control which reflect the pattern in which the assets’ economic benefits are consumed.

The Scheme of Control stipulates the methodology in calculating the return of our electricity business in Hong Kong. Whilst the current Scheme of Control Agreement will expire on September 30, 2008, the accounts are prepared on the basis that there will be no material changes to the current regulatory framework in the foreseeable future. Any modifications to the existing Scheme of Control following its expiry in 2008 may have an effect on our financial performance as it may affect the way we calculate our earnings from this business.

Turnover and Trade Receivables

Our turnover primarily consists of sales of electricity by CLP Power Hong Kong which is recognized based on actual and accrued consumption derived from meter readings during the period. Non-residential customers are billed on a monthly basis based on actual meter readings while residential customers, are billed bi-monthly with the unbilled sales being estimated by taking into account the past trend of consumption as if their meters were read monthly. Revenues earned outside Hong Kong are billed in accordance with the terms of the contractual agreements where applicable during the period.

Our credit policy in respect of electricity sales in Hong Kong is to allow customers to settle their electricity bills within 15 to 17 days after issue. Most of our customers’ receivable balances are secured by cash deposits or bank guarantees. For electricity sales outside Hong Kong, the credit term ranges from 30 to 60 days. We continually assess the collectibility of our receivables and in the event a receivable is determined to be uncollectible, we write it off as bad debt. Changes in the assumptions on the collectibility of our receivables may change the amount of bad debt written-off.

We use the equity method to recognize our pro rata share of the net income or loss of our unconsolidated investments. Accordingly, revenues from our joint ventures or associated companies are not consolidated in our turnover. We nevertheless review the collectibility of receivables of these business ventures and, in 2003, our management considered that it was prudent to make additional provisions against our share of the receivables in some joint ventures.

Retirement Benefits

Prior to 2002, under Hong Kong GAAP, the periodic charge to our financial statements for costs arising from a defined benefit retirement scheme was represented by our contributions to the scheme in a given period, determined with reference to independent actuarial valuations.

On January 1, 2002, we adopted the new Hong Kong Statement of Standard Accounting Practice, or SSAP, No. 34 “Employee Benefits” in accounting for employee benefits which became effective for financial statements with periods beginning on or after January 1, 2002. On initial adoption of the new standard under Hong Kong GAAP, we carried out an actuarial valuation resulting in a surplus of plan assets over liabilities of HK$1,194 million. We are of the opinion that the surplus is not subject to taxation in Hong Kong. The new standard under Hong Kong GAAP is broadly consistent with Statement of Financial Accounting Standards, or SFAS, No. 87 “Employers’ Accounting for Pensions” under U.S. GAAP. The surplus upon initial adoption of the new Hong Kong accounting standard has been recognized as a prior year adjustment against retained profits.

Under U.S. GAAP, the retirement scheme asset at January 1, 2002 differs from this surplus due to the existence of unrecognized actuarial gains and losses; under U.S. GAAP such actuarial gains and losses are amortized over the average remaining active employee service period.

The calculation of our pension expense and asset/liability for the defined benefit programmes requires the use of assumptions. These include assumptions about the discount rate, long-term expected return on plan assets and rate of future base compensation increases. In selecting the assumed discount rate, we make reference to market yields on high quality corporate bonds which have a similar term as the related liabilities. The expected rate of return on plan assets was derived based upon the asset model used by our actuarial consultants, Watson Wyatt Hong Kong Limited, which takes into account inflation, short and long-term interest rates, equity risk premium and changes to bond prices relating to changes in interest rates. Base compensation escalation took scale increments, promotions and cost of living increases into consideration. Changes in these assumptions can result in different expense and asset/liability amounts.

On December 31, 2002, the remaining members in our defined benefit programmes were transferred to our defined contribution programmes. At the same time, we obtained the relevant approvals in principle to enable the winding up of the trusts governing our existing programmes. This represented a curtailment and settlement of the retirement benefit programmes. Accordingly, all previously unrecognized gains and losses were credited to the profit and loss account in 2002 under U.S. GAAP. Our retirement benefit programmes were consolidated under a new trust in June 2003. The retirement fund under the new trust is a defined contribution scheme which provides benefits linked to contributions and investment returns made on the scheme. Contributions under the new scheme are recognized in the year to which the contributions relate.

Asset Impairment

Under both Hong Kong GAAP and U.S. GAAP, if a triggering event occurs indicating that the carrying amount of an asset may not be recoverable, an impairment assessment of that asset is required. Triggering events include significant adverse changes in the market value of an asset, legal factors and the business or regulatory environment. In addition, goodwill is subject to an annual impairment test under U.S. GAAP whereas, under Hong Kong GAAP, such an annual review is required only when its useful life is greater than 20 years.

Under Hong Kong GAAP, the recoverable amount is the higher of an asset’s net selling price and its value in use which is the present value of estimated future cash flows before tax and financing charges we expect to recover from the future use of the asset, discounted using a pre-tax rate. An impairment loss is the amount by which the carrying amount of the asset exceeds its recoverable amount. Under U.S. GAAP, an impairment loss is recognized only if the carrying amount of an asset is not recoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and fair value of the asset. Fair value will generally be determined using valuation techniques such as discounted cash flows.

We review the carrying amounts of our long-lived assets, equity investments, goodwill and marketable debt and equity securities for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable or whenever it is required in accordance with relevant accounting standards. The interpretation of such triggering events requires judgment from management with respect to the circumstances as to whether the events have occurred and whether assessment of the value of the assets is required. Judgment is also exercised to estimate the future cash flows and the useful lives of these assets as well as the discount rates to be used. In 2003, after reviewing the business environment as well as our objectives and past performance of our investments, management decided to record impairment charges on our long-lived assets in the telecommunications business and against goodwill arising from an investment in a jointly controlled entity in the amount of HK$58 million (US$7 million).

In view of the expiration of the current Scheme of Control Agreement on September 30, 2008, increasing discussions between us and the Hong Kong Government regarding the post-2008 electricity regulatory regime is expected, the outcome of the discussion is unable to predict. Should there be any modification to the Scheme of Control following its expiration in 2008 in a manner which would be unfavorable to CLP Power Hong Kong, our Scheme of Control assets may be impaired. Management will continue to review the carrying amounts of the Scheme of Control assets for impairment should there be events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.

Non-consolidation of Majority-owned Joint Ventures

Under Hong Kong GAAP, consolidation is required if we have control over a company, i.e. the power to govern the financial and operating policies of the company. In cases where our ownership exceeds 50% but does not result in control, we account for the investment using the equity method. Under U.S. GAAP, if we own more than a 50% interest in a company, we are presumed to control this company and consolidation will be required, unless the minority shareholder(s) can exercise substantive participating rights in the company.

As of December 31, 2003, our effective interest in Guizhou CLP Power Company Limited was 70%. Under the joint venture agreement with respective parties, none of the joint venture partners has unilateral control over the economic activity of this entity. Accordingly, our interest is accounted for as jointly controlled entity under Hong Kong GAAP. For U.S. GAAP purposes, since the minority joint venture partners have substantive participating rights, our management is of the view that non-consolidation of this joint venture is appropriate and hence there is no difference in treatment between Hong Kong GAAP and U.S. GAAP.

Deferred Taxation

Prior to 2003, for the purposes of our Hong Kong consolidated financial statements, we have made full provision for deferred taxation for our Scheme of Control business using the deferral method which is computed using the tax rate enacted at the time the relevant provision was established. For our non-Scheme of Control business, Hong Kong GAAP has historically required a partial provision approach to deferred taxation such that timing differences are accounted for only to the extent that it is probable that a liability or asset will crystallize in the foreseeable future. On January 1, 2003, we have adopted the revised SSAP No. 12 (Revised) “Income Taxes”, which is broadly consistent with the U.S. accounting standards.

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts.

Deferred taxation is provided on temporary differences arising on investments in subsidiary companies, jointly controlled entities and associated companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. We have recognized deferred tax assets arising from tax losses and assets revaluations on acquisition of some of our joint ventures. Estimating the amount for deferred tax assets requires a process that involves determining appropriate provisions for taxation, forecasting future years’ taxable income and assessing our ability to utilize tax benefits through future earnings. Our current financial models indicate that the tax losses can be utilized in the future, but any changes in assumptions and estimates and in tax regulations can affect the recoverability of the deferred tax assets.

Derivative Instruments and Hedging Activities

We engage in forward foreign exchange transactions, cross currency swaps and options and interest rate swaps transactions to hedge the impact of foreign currency exposures and fluctuations in interest rates. Our subsidiary, Yallourn Energy in Australia, also uses energy-related derivative instruments to hedge the price risk of sales of electricity and the price risk of purchasing energy to satisfy retail sales contract obligations. We do not recognize such derivatives at fair value, nor do we account for the gains or losses relating to the fair value changes in these derivatives as this is not required under Hong Kong GAAP.

Under U.S. GAAP, we have adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” which, as amended by SFAS Nos. 137, 138 and 149, is referred to in this annual report as SFAS No. 133. Since its implementation in 2001, SFAS No. 133 requires that all qualifying derivatives be recognized on the balance sheet at fair value. The fair value of our forward foreign currency contracts is the present value of expected future cash flows related to the difference between the contract rates and the market forward rates. In measuring the swap transactions, the fair value is the net present value of each cash flow discounted at the market quoted swap rates.

We determine the fair value of derivative instruments under U.S. GAAP based on externally verifiable model inputs and quoted prices, and use market interest rates in determining discount rates. For certain derivative transactions which provide economic hedges but do not qualify for hedge accounting under SFAS No. 133, changes in fair value of the derivatives will impact our earnings.

New Accounting Pronouncements

SFAS No. 132 (Revised)

In December 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 132 (Revised) (“SFAS No. 132-R”), “Employer’s Disclosure about Pensions and Other Postretirement Benefits”. SFAS No. 132-R retains disclosure requirements of the original SFAS No. 132 and requires additional disclosures relating to assets, obligations, cash flows, and net periodic benefit cost. The measurement and recognition guidance under original SFAS No. 132 has not changed. SFAS No. 132-R is effective for fiscal years ending after December 15, 2003, except that certain disclosures are effective for fiscal years ending after June 15, 2004. Interim period disclosures are effective for interim periods beginning after December 15, 2003. The adoption of the disclosure provisions does not have an impact on our financial position and results of operations.

SFAS No. 150

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. SFAS No. 150 clarifies the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires the classification of such financial instruments as liabilities in the Group’s financial statements. Such financial instruments may include mandatory redeemable shares, financial instruments which embody an obligation to repurchase shares or require an issuer to settle the obligation by transferring assets, or financial instruments that embody an unconditional obligation, or, in certain circumstances, an unconditional obligation. SFAS No. 150 is immediately effective for financial instruments entered into or modified after May 31, 2003, otherwise, effective at the beginning of first interim period beginning after June 15, 2003. We do not have any financial instruments with characteristics of both liabilities and equity as of December 31, 2003. We believe the adoption of SFAS No. 150 does not have any significant impact on our financial position and results of operations.

SFAS No. 149

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, and certain provisions relating to forward purchases or sales of “when issued” securities or other securities that do not yet exist. We believe the adoption of SFAS No. 149 does not have any significant impact on our results of operations.

FIN 46 (Revised)

In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities, or VIEs, by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies domiciled in the United States of America, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” or SPE, under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. A Foreign Private Issuer must apply the provisions of FIN 46R to those entities considered SPEs on January 1, 2004, and to other entities no later than December 31, 2004. We are still in the process of analyzing and interpreting FIN 46R and assessing the impact on our financial position and results of operations. Under the provisions of FIN 46R it is likely that the Group’s interest in CAPCO would be considered a VIE which may require consolidation.

Effects of Proposed Accounting Pronouncements

FIN 45

In November 2002, the FASB issued Interpretation No. 45, or FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued and clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statements ending after December 15, 2002. The adoption of FIN 45 does not have any significant impact on our financial position and results of operations.

EITF Issue No. 03-11

In July 2003, the Emerging Issues Task Force (“EITF”) released Issue No. 03-11, “Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not Held for Trading Purposes” (“Issue 03-11”). EITF reached a consensus on Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, Issue No. 99-19, and Opinion No. 29, “Accounting for Nonmonetary Transactions”, should be considered. Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. We believe the adoption of Issue No. 03-11 does not have any significant impact on our financial position and results of operations.

EITF Issue No. 01-8

In August 2001, the EITF released Issue No. 01-8 “Determining Whether an Arrangement Is a Lease” (“Issue 01-8”) which was originally intended to provide guidance in determining whether an energy-related contract should be accounted for as a lease in accordance with SFAS No. 13 “Accounting for Leases”. The scope was later extended beyond energy-related contracts by developing additional guidance in determining whether any arrangement is a lease. In May 2003, the EITF reached a consensus to establish criteria to be applied to any new or modified agreement in order to ascertain if the agreement is in effect a lease and subject to lease accounting treatment and disclosure requirements principally found in SFAS No. 13. Issue 01-8 is effective for arrangements entered into or modified on or after the first fiscal quarter beginning after May 28, 2003.

Under the consensus guidance, an arrangement conveys the right to use the property, plant or equipment (“PP&E”) and would be considered to constitute a lease if (a) the purchaser has the ability or right to operate the PP&E while obtaining more than a minor amount of the output of the PP&E, (b) the purchaser has the ability or right to control physical access to the underlying PP&E while obtaining or controlling more than a minor amount of the output of the PP&E, or (c) it is remote that parties other than the purchaser will take more than a minor amount of the PP&E’s output during the term of the arrangement and the unit price for the purchaser is neither contractually fixed nor equal to the then current market price. It was further provided that the determination of whether an arrangement contains a lease to be made at inception of the arrangement based on all the facts and circumstances and a reassessment is required only if there are certain specific modifications made to the agreement.

Based on the consensus guidance, the power purchase arrangements in place within the Group will need to be evaluated if there is any modification to the existing arrangement to determine whether lease accounting is applicable. If lease accounting does apply to CAPCO, and we are required to account for the CAPCO contract as a capital lease under U.S. GAAP, we would have to record the related power plants as leased fixed assets in our accounts for U.S. GAAP purposes with an offsetting liability due to the counterparty. If lease accounting is applied to the other power purchase arrangements within the Group, and we are required to account for the fixed assets already included in our accounts for U.S. GAAP as a lessor under a capital lease, we would be required to replace the fixed assets with a long term finance receivable.

Results of Operations

Overview

Our financial results in 2003 incorporate two significant changes when compared to 2002, the consolidation of Yallourn Energy and GPEC as a result of their reclassification from jointly controlled entities to subsidiaries of the Group following our acquisition of Powergen’s remaining interests in these two companies in the first half of 2003; and the adoption of SSAP No. 12 (Revised) “Income Taxes” which became effective from January 1, 2003. The adoption of SSAP 12 (Revised) represents a change in accounting policy which has been applied retrospectively so that the comparative figures presented have been restated to conform to the changed policy.

Total operating earnings of the Group increased by 13.6% to HK$7,447 million (US$959 million). The Scheme of Control (SoC) business continues to be our core business in Hong Kong and provided stable earnings growth in 2003, with earnings increased by 8% to HK$6,281 million (US$809 million). This was a result of our ongoing investment in our transmission and distribution network to expand and improve services to customers. Earnings from the non-SoC activities increased by 60.3% to HK$1,600 million (US$206 million), reflecting a growing contribution from overseas power project investments and the contribution of a full year result from our 40% interest in Ho-Ping Power Station in Taiwan which was commissioned in 2002. After including the unallocated Group expenses and the Hok Un redevelopment profit, the Group total earnings in 2003 was HK$7,687 million (US$990 million), an increase of HK$583 million (US$75 million), as compared to HK$7,104 million in 2002.

Our total operating earnings in 2002 were HK$6,558 million, an increase of 11.9% as compared to HK$5,859 million in 2001. Earnings from our SoC business grew 7.2% to HK$5,814 million in 2002, reflecting a stable earnings growth in our core electricity business in Hong Kong. Earnings from the non-SoC activities increased from HK$531 million in 2001 to HK$998 million in 2002, as a result of improved performance of overseas power project investments. Total earnings for 2002 were HK$7,104 million, a decrease of 3% as compared to HK$7,327 million in 2001. The decrease was mainly due to the reduction from property sales. In 2002, the profits from Hok Un redevelopment and the sale of a former staff quarters site were HK$546 million, as compared to Hok Un redevelopment profit of HK$1,468 million in 2001.

Changes in the financial statement line items from year to year are described below.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Our turnover in 2003 increased to HK$28,248 million (US$3,638 million) from HK$26,134 million in 2002, representing a rise of 8.1%. The turnover mainly comprised electricity sales in Hong Kong which accounted for HK$24,437 million (US$3,147 million), lowered by 1.4% from 2002 mainly due to lower composite fuel price in 2003, but partly offset by a 1.2% increase in sales of electricity to customers in Hong Kong in 2003. Sales to the Chinese mainland increased from HK$977 million in 2002 to HK$1,240 million (US$160 million) in 2003. The total export sales of 3,008GWh in 2003 represented our highest sales to the Chinese mainland in any one year since 1996. The high growth was the result of the strong economic growth and hot weather in Guangdong Province during 2003.

For the first time, the Group turnover included the revenue of Yallourn Energy and GPEC as from April and June 2003 respectively, when each became a subsidiary company of the Group. Sales from Yallourn Energy and GPEC amounted to HK$2,268 million (US$292 million) in 2003.

Other revenue decreased from HK$364 million in 2002 to HK$303 million (US$39 million) in 2003, a decrease of 16.8%. The decrease was mainly attributable to the decline in our telecommunications business.

Total operating expenses increased to HK$21,636 million (US$2,786 million) in 2003 from HK$19,611 million in 2002, an increase of 10.3%. The main reasons for this increase were:

•	A 2.4% increase in purchases of electricity from CAPCO in 2003 amounting to HK$10,431 million (US$1,344 million), from HK$10,191 million in 2002, mainly due to higher deferral premium and higher taxation charges arising from the change of Hong Kong profits tax rate from 16.0% in 2002 to 17.5% in 2003, partly offset by less finance costs as a result of lower loan balances and interest rates, and less fuel expenses in CAPCO due to a lower composite fuel price.

•	Purchases of nuclear electricity in 2003 from Guangdong Daya Bay Nuclear Power Station, or GNPS, amounted to HK$5,134 million (US$661 million), an increase of 3.2% from HK$4,976 million in 2002, primarily as a result of an increase in units purchased and higher average unit price.

•	Staff costs in 2003 were HK$1,157 million (US$149 million), an increase of 22.4% from HK$945 million in 2002, of which HK$66 million (US$9 million) was contributed by existing operations due to the increase in average in-post and provision for incentive bonus. The remaining increase of HK$146 million (US$19 million) was due to the consolidation of Yallourn Energy and GPEC from the date of each becoming a subsidiary.

•	Increase in fuel and other net operating costs to HK$2,249 million (US$290 million) in 2003 from HK$1,331 million in 2002 was mainly due to the consolidation of Yallourn Energy and GPEC contributing an additional of HK$800 million (US$103 million), and the higher operation and maintenance cost and insurance premium.

•	A 34.8% increase in depreciation charges to HK$2,357 million (US$303 million) in 2003 from HK$1,749 million in 2002. This increase was primarily due to the addition of assets to our transmission and distribution network in Hong Kong in 2003 that increases the depreciation charges, and the incorporation of the depreciation charges on Yallourn Energy and GPEC’s fixed assets acquired from the date of each becoming a subsidiary.

As a result of the above, we recorded an operating profit in 2003 in the amount of HK$6,612 million (US$852 million), a decrease of 3.3% from HK$6,836 million in 2002. Operating profit as a percentage of turnover decreased from 26.2% in 2002 to 23.4% in 2003, mainly due to the growth in turnover attributable to the consolidation of Yallourn Energy and GPEC, partly offset by the increase in operating expenses.

Finance costs in 2003 were HK$688 million (US$89 million), an increase of HK$499 million (US$64 million) from HK$189 million in 2002, mainly due to the finance costs incurred for Yallourn Energy and GPEC’s borrowings. Finance income in 2003 was HK$48 million (US$6 million), an increase of 45% from HK$33 million, mainly due to the increase in the average bank deposit balances as a result of the consolidation of Yallourn Energy and GPEC. While there was an increase in total interest and finance charges in 2003, a similar capitalization amount was allowed, resulting in a net increase in operating finance costs in 2003.

In 2003, we recorded our share of profit (before tax) of HK$291 million (US$37 million) arising from the sale of the remaining units of Phases 4 and 5 and car parking spaces of Laguna Verde at Hok Un site, as compared to a HK$282 million profit recorded in 2002. Over 98% of the residential units in the redevelopment had been sold by December 2003.

Our share of profits less losses (before tax) from jointly controlled entities and associated companies in 2003 were HK$3,501 million (US$451 million), 13.7% higher than in 2002. The contributions of our major investments were as follows:

•	CAPCO contributed HK$1,716 million (US$221 million), 9.2% higher than in 2002 mainly due to lower interest expenses.

•	Contribution from Guangdong Nuclear Power Joint Venture Company Limited, or GNPJVC, amounted to HK$827 million (US$107 million), 9.2% higher than the 2002 level of HK$757 million due to higher generation.

•	Share of profit from Hong Kong Pumped Storage Development Company Limited, or PSDC, was HK$79 million (US$10 million), a slight decrease from HK$87 million in 2002 due to the impact of depreciation on the fixed asset value.

•	Contributions from other investments in the Chinese mainland amounted to HK$384 million (US$49 million), an increase of 58% as a result of increased contributions from CLP Guohua and Shenmu due to higher sales volume. Earnings from Shandong Zhonghua Power Company Limited also increased from the 2002 level due to the commissioning of Heze II in 2003.

•	Share of profit from Yallourn Energy was only HK$61 million (US$8 million), as compared to HK$86 million in 2002, representing our share of the 4 months’ results of Yallourn Energy before it became a subsidiary.

•	GPEC also contributed a profit of HK$38 million (US$5 million) for the 5 months’ results before it became a subsidiary.

•	Contributions from other investments in the Asia-Pacific region amounted to HK$463 million (US$60 million), an increase of HK$284 million as compared to the amount in 2002, mainly due to the first full year operation of Ho-Ping after commissioning and an increase in contribution from EGCO as a result of higher generation and exchange gain.

Taxation increased to HK$1,712 million (US$220 million) in 2003 from HK$1,293 million in 2002, an increase of 32.4% mainly due to the higher effective tax rate in 2003 which resulted from the change in Hong Kong profit tax rate from 16% to 17.5% in 2003, and increased provisions for withholding and dividend distribution taxes on retained profits of our overseas affiliates. Our effective tax rate for 2003 was 17.5%, compared to 12.9% in 2002.

Transfers under the Scheme of Control requirements amounted to HK$365 million (US$47 million) in 2003, compared to HK$1,643 million in 2002. These transfers comprised:

(i)	the difference between the Scheme of Control profit and the permitted return being transferred from/to the Development Fund; the difference being HK$572 million (US$74 million) transferred to Development Fund in 2003, compared to HK$1,420 million in 2002, the decrease being mainly due to higher operating expenses;

(ii)	a charge of 8% per annum on the sum of the average balances of the Development Fund and the special provision account which is credited to a rate reduction reserve and amounted to HK$287 million (US$37 million) in 2003, compared to HK$319 million in 2002; and

(iii)	the amount of deferral premium in relation to Units 7 and 8 of the Black Point Power Station charged to the special provision account, being HK$494 million (US$64 million) in 2003, compared to HK$96 million in 2002.

As a result of the consolidation of Yallourn Energy and GPEC, partly offset by lower profit from property sales, our earnings increased by 8.1% to HK$7,687 million (US$990 million) in 2003 from HK$7,104 million in 2002. Our earnings per share of common stock, increased by 8.1% to HK$3.19 (US$0.41) in 2003 from HK$2.95 in 2002 as a result of an increase in total earnings for the year.

In 2003 we paid interim dividends of HK$1.23 (US$0.16) per share of common stock and declared a final dividend of HK$0.65 (US$0.08) per share and a special final dividend of HK$0.1 (US$0.01) per share. In 2002 we paid interim dividends of HK$1.14 per share of common stock and declared a final dividend of HK$0.51 per share and a special final dividend of HK$0.23 per share.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Our turnover in 2002 increased to HK$26,134 million from HK$24,999 million in 2001, representing a rise of 4.5%. The turnover mainly comprised electricity sales in Hong Kong which accounted for HK$24,793 million, up 3.2% from 2001. The increase was mainly due to increased demand for electricity as a result of the continued housing and infrastructure developments undertaken by the Hong Kong Government. Unit sales in Hong Kong grew by 2.8% in 2002. Sales to the Chinese mainland increased from HK$706 million in 2001 to HK$977 million in 2002. The growth in total export sales to 2,175GWh in 2002 reflected the strong economic growth in Guangdong Province.

Other revenue increased from HK$274 million in 2001 to HK$364 million in 2002, a rise of 32.8%. The increase was mainly attributable to the full year results of our “ChinaLink” telecommunications business in 2002.

Total operating expenses increased to HK$19,611 million in 2002 from HK$19,051 million in 2001, an increase of 2.9%. Main reasons for this increase were:

•	A 3.8% increase in purchases of electricity from CAPCO in 2002 amounting to HK$10,191 million, from HK$9,815 million in 2001, mainly due to higher fuel expenses in CAPCO as a result of increased generation and higher coal and gas prices.

•	Purchases of nuclear electricity in 2002 from Guangdong Daya Bay Nuclear Power Station, or GNPS, amounted to HK$4,976 million, a slight decrease of 0.7% from HK$5,013 million in 2001, which was due to the effect of less units purchased partly offset by higher unit price.

•	Increase in fuel and other net operating costs to HK$1,331 million in 2002 from HK$1,246 million in 2001. This increase was mainly due to the provision for loss on the curtailment of our retirement benefit plan and impairment charges on our investments in telecommunications and other businesses, partly offset by the mark-to-market gain of our investment in YTL Power International Berhad.

•	A 7.7% increase in depreciation charges to HK$1,749 million in 2002 from HK$1,624 million in 2001. This increase was primarily due to the addition of assets to our transmission and distribution network in Hong Kong in 2002.

In 2002, we recorded a capital gain of HK$313 million from the disposal of the former staff quarters site in Ho Man Tin Hill.

As a result of the above, we recorded an operating profit in 2002 in the amount of HK$6,836 million, an increase of 14.9% from HK$5,948 million in 2001. Operating profit as a percentage of turnover increased from 23.8% in 2001 to 26.2% in 2002, mainly due to growth in turnover and a gain from our disposal of the former staff quarters site, partially offset by the increase in our operating expenses.

Finance costs and finance income in 2002 were HK$189 million and HK$33 million respectively. While there was an increase in total interest and finance charges in 2002, a higher amount was allowed for capitalization. As a result, the operating finance costs in 2002 remained at the 2001 level.

In 2002, we recorded our share of profit (before tax) of HK$282 million arising from the sale of remaining units of Phases 4 and 5 and car parking spaces of Laguna Verde at Hok Un site, as compared to a HK$1,752 million profit recorded in 2001. Over 90% of the residential units in the redevelopment had been sold by December 2002.

Our share of profits (before tax) from jointly controlled entities and associated companies in 2002 was HK$3,078 million, 27.2% higher than in 2001. The contributions of our major investments were as follows:

•	CAPCO contributed HK$1,572 million, 5.4% higher than in 2001 mainly due to lower interest expenses.

•	Contribution from Guangdong Nuclear Power Joint Venture Company Limited, or GNPJVC, amounted to HK$757 million, slightly lower than the 2001 level of HK$764 million due to lower generation.

•	Share of profit from Hong Kong Pumped Storage Development Company Limited, or PSDC, was HK$87 million, a slight decrease from HK$90 million in 2001 due to the impact of depreciation on fixed asset value.

•	Contributions from other investments in the Chinese mainland amounted to HK$243 million, a decrease of 7.9% as a result of the provisions for unrealized exchange losses (as compared to an exchange gain in 2001) and impairment of assets made in 2002. Earnings from Shandong Zhonghua Power Company Limited, or Shandong Zhonghua, were similar to the 2001 level.

•	Share of profit before deduction of amortized negative goodwill from Yallourn Energy was HK$86 million, as opposed to a loss in 2001. This mainly resulted from smooth operation without major industrial actions or technical issues in 2002.

•	GPEC, which was acquired in February 2002, contributed a profit of HK$176 million before deduction of amortized goodwill.

•	Contributions from other investments in the Asia-Pacific region other than the Chinese mainland and Hong Kong amounted to HK$179 million, an increase of HK$124 million as compared to the amount in 2001, mainly due to commencement of commercial operation of Ho-Ping in 2002 and an increase in contribution from EGCO.

Taxation increased to HK$1,293 million in 2002 from HK$1,128 million in 2001, an increase of 14.6% mainly due to lower effective tax rate in 2001 which resulted from the write-back of a tax provision of HK$269 million arising from the change in financial year end date in 1999. Our effective tax rate for 2002 was 12.9%, compared to 11.3% in 2001. The statutory tax rate in Hong Kong for 2002 was 16.0%.

Transfers under the Scheme of Control requirements amounted to HK$1,643 million in 2002, compared to HK$1,506 million in 2001. These transfers comprised:

(i)	the difference between the Scheme of Control profit and the permitted return being transferred from/to the Development Fund; with the difference of HK$1,420 million transferred to the Development Fund in 2002, compared to HK$1,201 million in 2001;

(ii)	a charge of 8% per annum on the sum of the average balances of the Development Fund and the special provision account being credited to a rate reduction reserve; this charge amounted to HK$319 million in 2002, compared to HK$305 million in 2001; and

(iii)	the amount of deferral premium in relation to Units 7 and 8 of the Black Point Power Station charged to the special provision account; the charge was HK$96 million in 2002, compared to no charge being made in 2001.

As a result of lower profit from property sales, our earnings decreased by 3% to HK$7,104 million in 2002 from HK$7,327 million in 2001. Our earnings per share of common stock remained at the same level of HK$2.95 in 2002 and 2001. We repurchased 13 million shares from the open market and 76 million shares in 2002 and 2001, respectively.

In 2002 we paid interim dividends of HK$1.14 per share of common stock and declared a final dividend of HK$0.51 per share and a special final dividend of HK$0.23 per share. In 2001 we paid interim dividends of HK$1.05 per share of common stock and declared a final dividend of HK$0.44 per share and a special final dividend of HK$0.61 per share.

U.S. GAAP Reconciliation

Our financial statements are prepared in accordance with Hong Kong GAAP. This accounting practice differs in certain material respects from U.S. GAAP. The following table sets out a comparison of our net earnings, or net income, and shareholders’ funds, or shareholders’ equity, in accordance with Hong Kong GAAP and U.S. GAAP.

	As of, or for the year ended December 31,
	2001		2002		2003	2003
	HK$		HK$		HK$	US$
	(in millions)

Net Income in accordance with
Hong Kong GAAP	7,327	(1)	7,104	(1)	7,687	990
U.S. GAAP	7,405		7,023		7,525	970
Shareholders’ Equity in accordance with
Hong Kong GAAP	35,232	(1)	36,888	(1)	40,241	5,183
U.S. GAAP	34,615		36,177		39,397	5,074

(1)	The comparative figures for the Net Income and Shareholders’ Equity for the year ended December 31, 2001 and 2002 have been restated as a result of the initial adoption of Statement of Standard Accounting Practice (SSAP) No. 12 (Revised) “Income Taxes” in 2003 as explained in Note 1(Q) to our financial statements included in “Item 17. Financial Statements” in this annual report.

The significant differences between Hong Kong GAAP and U.S. GAAP are described in Note 36 (pages F-53 to F-61) to our financial statements set forth in “Item 17. Financial Statements” in this annual report.

B. Liquidity and Capital Resources

Sources of Liquidity

We have financed our operations and business expansions, in particular the capital expenditure programmes of CLP Power Hong Kong and CAPCO and strategic investments in the Chinese mainland and other Asia-Pacific countries, from cash flow generated from operations, short-term borrowings, long-term borrowings and the issuance of debt securities. Our cash flow generated from operations has been and is expected to continue to be our principal source of liquidity. In our opinion, our working capital is sufficient for present requirements. We expect that customer demand for our electricity will remain stable and may increase as the economy grows. We do not believe our customer demand in the near future is likely to be negatively affected by rapid technological changes. We have not relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements as our source of financing.

At December 31, 2003, we had liquid funds of HK$787 million (US$101 million), as compared to HK$516 million at December 31, 2002, of which 64% were denominated in foreign currency mainly held by Yallourn Energy and GPEC. The remainder was in Hong Kong dollars.

Net cash provided by operating activities in 2003 amounted to HK$6,436 million (US$829 million), a decrease of HK$517 million when compared to 2002. This decrease was mainly due to larger rebates to customers being provided by CLP Power Hong Kong in 2003. Net cash used in investing activities was HK$1,911 million (US$246 million) and included the capital expenditure of CLP Power Hong Kong and Yallourn Energy as well as investments in power projects in the Asia-Pacific region, partly offset by dividends received from investments and profits received from the Hok Un joint venture. Cash was also received from the realization of surplus assets upon winding up of the previous retirement schemes in Hong Kong after establishment of a new scheme. Net cash used in financing activities was HK$4,287 million (US$552 million) which primarily resulted from the payment of dividends, partly offset by increase in borrowings.

We adopt a prudent approach to all our financial arrangements, while at the same time aiming to achieve cost efficient funding. In June and September 2003, CLP Power Hong Kong issued two tranches of fixed rate notes due 2013 of HK$500 million each, with coupon rates at 4.45% and 5% respectively, through its wholly owned subsidiary CLP Power Hong Kong Financing Limited. These issues were made under the Medium Term Note (MTN) Programme set up by CLP Power Hong Kong Financing Limited in 2002. Under the MTN Programme, notes in an aggregate amount of up to US$1.5 billion or its equivalent in other currencies may be issued from time to time and will be unconditionally and irrevocably guaranteed by CLP Power Hong Kong. At December 31, 2003, about HK$3,340 million (US$430 million) notes have been issued under the MTN Programme. In January 2004, CLP Power Hong Kong issued another tranche of HK$500 million fixed rate notes due 2014 with coupon rate of 4.93% under the MTN Programme.

In September 2003, CLP Power Hong Kong took advantage of the liquidity in the Hong Kong bank market to arrange a HK$3,000 million 5-year revolving credit to refinance its shorter maturity existing loan at an attractive interest rate margin.

Credit Facilities

As of December 31, 2003, the total credit facilities, excluding the commercial paper facility mentioned below, available to us were HK$27,993 million (US$3,605 million). CLP Power Hong Kong established a U.S. dollar denominated commercial paper programme in the amount of US$500 million in 1996, which we have not utilized since March 1998. We did not and do not plan to rely on this commercial paper facility for our liquidity. The table below sets forth the committed and uncommitted credit facilities and the periods of maturity of these credit facilities available to us as of December 31, 2003.

	Maturity by Period
Credit Facilities – CLP Group	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in HK$ millions)

Committed credit facilities	25,006	2,423	6,110	8,970	7,503
Uncommitted credit facilities	2,987	2,987	–	–	–

Total	27,993	5,410	6,110	8,970	7,503

As of December 31, 2003, the total credit facilities available to CAPCO were HK$15,412 million (US$1,985 million), including a new 8.5-year loan facility of HK$2,340 million that CAPCO arranged in the last quarter of 2003 to refinance its US dollar export credit facilities previously arranged for financing Black Point Power Stations Units 7 and 8. This new committed facility is scheduled to be drawn down from December 2003 to July 2005 and repayable by installments starting from January 2006 to July 2012. The table below sets forth the committed and uncommitted credit facilities and the periods of maturity of these credit facilities available to CAPCO as of December 31, 2003.

	Maturity by Period
Credit Facilities – CAPCO	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in HK$ millions)

Committed credit facilities	14,647	4,818	3,680	2,816	3,333
Uncommitted credit facilities	765	765	–	–	–

Total	15,412	5,583	3,680	2,816	3,333

Credit Facilities – CLP Group and CAPCO	43,405	10,993	9,790	11,786	10,836

The sources of credit facilities available to us, as well as those to us and CAPCO combined, are as follows:

	CLP Group	CLP Group and CAPCO
	%	%
	(percentages)

Export Credits	–	11
U.S. Dollar Notes due 2006	8	5
Private Placement	–	1
Term Loans	63	60
Medium Term Notes due 2012 & 2013	12	8
Money Market Line (including bank overdraft)	17	15

	100	100

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

Borrowings

Out of the total HK$27,993 million (US$3,605 million) credit facilities available to us, HK$18,697 million (US$2,408 million) were drawn down at December 31, 2003. Our borrowings with maturities of less than one year amounted to HK$1,095 million (US$141 million). Those with maturities of between one to five years and of longer than five years amounted to HK$11,466 million (US$1,477 million) and HK$6,136 million (US$790 million) respectively. The undrawn credit facilities are part of our source of liquidity for financing our operations and continuous business expansion.

For CAPCO, out of the total HK$15,412 million (US$1,985 million) credit facilitates available, HK$9,770 million (US$1,259 million) were drawn down at December 31, 2003. CAPCO’s borrowings with maturities of less than one year amounted to HK$2,759 million (US$356 million). CAPCO’s borrowings with maturities of between one to five years and of longer than five years amounted to HK$5,239 million (US$675 million) and HK$1,772 million (US$228 million) respectively.

The type, interest rate, maturity and currency profile of our borrowings, as at December 31, 2003, as well as those for us and CAPCO combined, are summarized in the following tables:

	CLP Group	CLP Group and CAPCO
	%	%
	(percentages)
Loan Balance in Percentage
Export Credits	—	5
U.S. Dollar Notes due 2006	13	8
Private Placement	—	1
Term Loans	66	68
Medium Term Notes due 2012 and 2013	18	12
Money Market Line (including bank overdraft)	3	6

	100	100

Interest Rate Base in Percentage (1)
Floating Rate	41	39
Fixed Rate	59	61

	100	100

Maturity in Percentage
Less than 1 year	6	14
1-3 years	32	32
4-5 years	29	26
After 5 years	33	28

	100	100

Currency in Percentage (2) & (3)
HK Dollar Loans	16	27
U.S. Dollar Loans	—	1
Foreign Currency Loans (Hedged into HK Dollar)	25	33
EUR Loans	8	5
INR Loans	1	1
AUD Loans	50	33

	100	100

(1)	82% of Yallourn Energy and GPEC’s combined loans are at fixed or swapped to fixed rates. With the consolidation of these two subsidiaries, the percentage of fixed rate loans in the Group is 59%, compared to 41% if borrowings of Yallourn Energy and GPEC were not included.

(2)	The Australian dollar loans were mainly incurred by Yallourn Energy to refinance its project debts in 2001 and by CLP Holdings to hedge against currency exposure of the Group’s investment in Yallourn Energy.

(3)	The loans in Euro and Indian Rupee were drawn by GPEC.

The weighted average interest rate for total borrowings for us and CAPCO were 5.14% and 4.23% respectively for 2003, as compared to 4.43% and 5.06% respectively, for 2002. The borrowing costs will be affected by the changes in our financial strength, credit rating and economic and political conditions.

Our ratio of total debt to total capitalization (i.e. total debt divided by the sum of total debt and shareholders’ funds) was 31.5% at December 31, 2003, as compared to 20.1% at December 31, 2002. Our ratios of earnings to fixed charges was 12:1 and 27:1 for 2003 and 2002 respectively. See “Item 3. Key Information — A. Selected Financial Data”.

We or our subsidiaries and affiliates, which are parties to our respective credit facilities, are required to comply with certain financial ratios and covenants. In particular, under certain loan agreements entered into by CAPCO, by which CAPCO is required to maintain the ratio of its borrowings to shareholders’ funds to be not more than 150%. At December 31, 2003, CAPCO’s ratio of borrowings to shareholders’ funds was 54%. Under some of our loan agreements, committed or uncommitted, a material adverse change in our business could give rise to the acceleration of our repayment obligations and/or cancellation of available commitments. Under the current outlook, we do not expect any material adverse change in our business and believe we will be able to comply with the financial covenants.

Financial Instruments for Hedging

We have, from time to time, entered into forward foreign exchange contracts, currency swaps and options to hedge our foreign currency exposure arising from loan repayment and interest payment obligations, purchase of goods and services, fuel related payments and overseas investment activities. We mainly use interest rate swaps, and occasionally forward rate agreements and interest rate swaptions, to manage our interest rate risk within a preferred interest rate mix. These derivative instruments are used with an objective to minimize the impact of exchange rate and interest rate fluctuations on earnings, reserves and tariff charges to customers. Our subsidiary in Australia, Yallourn Energy, has also entered into electricity energy contracts, including forward electricity pricing contracts, swaps and options to help reduce the impact on earnings of the volatility of electricity prices. Other than certain limited electricity trading activities engaged by Yallourn Energy, we employ these derivative instruments solely for hedging purposes.

As of December 31, 2003, our outstanding forward foreign exchange contracts, currency swaps and options, interest rate swaps, energy hedging and trading swaps and options amounted to HK$76,233 million (US$9,819 million), of which HK$394 million (US$51 million) were related to electricity trading activities.

The outstanding balance of CAPCO’s off-balance sheet financial instruments stood at HK$4,548 million (US$586 million) as of December 31, 2003, all of which are interest rate swaps.

The types of off-balance sheet financial instruments as of December 31, 2003 are as follows:

	CLP Group	CLP Group and CAPCO
	%	%
Types of Off-balance Sheet Financial Instruments
Forward Foreign Exchange Contracts	60	55
Interest Rate Swaps	21	26
Currency Swaps and Options	6	6
Energy Hedging & Trading Swap Contracts	4	4
Energy Hedging & Trading Options	9	9

	100	100

The fair value of our off-balance sheet financial instruments as of December 31, 2003 was a deficit of HK$195 million (US$25 million), which represented the net amount we would pay if these outstanding derivatives instruments were closed out on December 31, 2003. The deficit was largely caused by a significant year-end decline in the forward currency markets for the US dollar.

As of December 31, 2003, the fair value of CAPCO’s off-balance sheet financial instruments was a deficit of HK$133 million (US$17 million).

Capital Expenditure

As at December 31, 2003, we had contracted for capital expenditures in the amount of HK$2,984 million (US$384 million). The contracted amount for us and CAPCO combined were HK$3,884 million (US$500 million), of which the contracted amount for 2004 totaled HK$3,645 million (US$469 million). These expenditures will be used primarily for enhancing our transmission and distribution systems and constructing Black Point Power Station Units 7 and 8; the river diversion project and the control system project in Yallourn Energy. We expect to continue to make significant investments in fixed assets over the next several years which will be financed by cash flow from operations, borrowings from banks and export credit agencies and the issuance of debt securities.

C. Research and Development, Patents and Licenses, Etc.

Our research and development activities are led by our wholly owned subsidiary, CLP Research Institute Limited, which was set up with the mission to strengthen our innovation capabilities with the intent of increasing the economic, social and environmental value of our products, services and businesses in the communities we serve.

These activities are principally conducted in the form of trend monitoring, research concept development, project sponsorship and collaboration, and knowledge sharing throughout the CLP Group. Our current research topics focus on environmental policy, sustainable development and renewable energy. See “Item 4. Information on the Company — B. Business Overview — Electricity-related Activities in Hong Kong and Chinese Mainland — Research and Development”.

The amounts incurred for research activities have been immaterial to our business operations. In addition, patents and licenses are immaterial to our business operations.

D. Trend Information

Please see “— A. Operating Results” above for a discussion of the most significant recent trends in our operations, sales and revenues since the end of 2003. In addition, please refer to discussions included in that Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

As of December 31, 2003, we have the following future cash payment obligations under guarantee, undertaking and indemnity arrangements:

	Amount of Commitment Expiration Per Period
Commercial Commitments – CLP Group	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in HK$ millions)
Guarantees(1)	3,934	538	1,498	303	1,595
Other commercial commitments(2)	751	619	–	132	–

Total commercial commitments	4,685	1,157	1,498	435	1,595

(1)	Guarantees represent mainly our contingent payment obligations under various guarantees, deed of undertakings and letters of indemnity to third parties in connection with the projects that were developed by us and our subsidiaries of HK$3,396 million. Upon the finalization of the refinancing arrangement in April 2004, arrangements are being made to obtain release of certain guarantees, deed of undertakings and letters of indemnity to third parties under the projects. The remaining amount represents the bills discounted by one of our subsidiaries.

(2)	As at December 31, 2003, we had contributed approximately HK$145 million (US$19 million) for our investment in the Anshun II Power Project in Guizhou. Further share capital contributions of about HK$269 million (US$35 million) will be made by April 2004. Pursuant to the Equity Contribution Agreement, we are also required to make equity contributions of HK$1,258 million (US$162 million) relating to our BLCP Power project, of which HK$132 million (US$17 million) had been fulfilled. The remainder will be contributed by 2007. We are also required to provide equity support to our subsidiary, Yallourn Energy in 2004 of HK$350 million or A$60 million (US$45 million) based on a 100% ownership. As at May 31, 2004, A$44 million has been injected into Yallourn Energy.

See “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

F. Tabular disclosure of Contractual Obligations

The following table summarizes our contractual obligations in effect as of December 31, 2003.

	Payments Due by Period
Contractual Obligations – CLP Group(1)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in HK$ millions)

Long-term debt obligations(2)	18,130	528	6,030	5,436	6,136
Purchase obligations(3)	160,540	17,320	24,317	21,890	97,013

Total	178,670	17,848	30,347	27,326	103,149

(1)	We have no significant operating lease commitments or sale and leaseback arrangements as at December 31, 2003.

(2)	See Note 28 to our financial statements included in “Item 17. Financial Statements” in this annual report.

(3)	Amount excluded certain open purchase orders for services that are provided on demand and the timing and amount of the purchase cannot be determined. The amount mainly included our estimated minimum obligations that are anticipated to arise under (i) the Electricity Supply Contract between CLP Power Hong Kong and CAPCO, (ii) the offtake and resale contracts of HKNIC with Guangdong Nuclear Investment Company, Limited, respectively, and (iii) the capacity purchase contract between CLP Power Hong Kong and PSDC. (see Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” below for details of these contracts).

Also set out below are the aggregate amounts of contractual obligations of CAPCO as of December 31, 2003:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in HK$ millions)

Long-term debt obligations	8,654	1,643	3,203	2,036	1,772
Purchase obligations(1)	25,391	3,207	3,644	3,732	14,808

Total	34,045	4,850	6,847	5,768	16,580

Contractual Obligations – CLP Group and CAPCO	212,715	22,698	37,194	33,094	119,729

(1)	Amount includes the obligations on fuel-related payments.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Under our Articles of Association, our business is managed under the direction of our Board of Directors, or the Board. Our Group Managing Director & Chief Executive Officer represents us and administers our day-to-day business in all matters not specifically designated as responsibilities of our Board of Directors.

The presence of three Board members at Board meetings constitutes a voting quorum and resolutions can be passed by a majority of the Board members present. The Board met five times in 2003.

The following table shows information regarding all of our Directors and Executive Officers as of May 31, 2004.

Name	Age	Position	Year Appointed to Current Title	Year Appointed as Director of our Company

Board of Directors

Non-executive Directors

Michael D. Kadoorie	62	Chairman	1997	1997
W. E. Mocatta	51	Vice Chairman	1999	1997
J. S. Dickson Leach	58	Vice Chairman	1999	1997
R. J. McAulay	68	Director	1997	1997
J. A. H. Leigh	50	Director	1997	1997
R. Bischof	62	Director	1997	1997
I. D. Boyce	59	Director	1999	1999
P. C. Tan	57	Director	2003	2003

Independent Non-executive Directors

S. Y. Chung	86	Director	1997	1997
William K. Fung	55	Director	1997	1997
V. F. Moore	57	Director	2002	1997
Hansen C. H. Loh	66	Director	2000	2000
Paul M. L. Kan	57	Director	2001	2001

Group Managing Director

Andrew Brandler	48	Group Managing Director & Chief Executive Officer	2000	2000

Executive Directors

Peter P. W. Tse	53	Group Executive Director & Chief Financial Officer	2000	2000
Peter W. Greenwood	47	Director & Company Secretary	2001	2001
Y. B. Lee	57	Executive Director and Group Director for Planning and Development	2003	2003

Alternate Director

Bradley W. Corson (Alternate to P. C. Tan)	42	Chairman, ExxonMobil Energy Limited	2004	2004

Executive Officers

Andrew Brandler	48	Group Managing Director & Chief Executive Officer	2000	2000
Peter P. W. Tse	53	Group Executive Director & Chief Financial Officer	2000	2000
Peter W. Greenwood	47	Director & Company Secretary	2001	2001
Y. B. Lee	57	Executive Director and Group Director for Planning and Development	2003	2003
Betty Yuen	46	Managing Director, CLP Power Hong Kong	2002	–
Richard McIndoe	39	Managing Director, CLP Power Asia	2003	–

At the Annual General Meeting each year, one-third of the Directors for the time being or, if the number is not a multiple of three, the number nearest to but not greater than one-third (who have been longest in office since their last election or appointment) shall retire and are eligible for re-election in accordance with our Articles of Association. At the Annual General Meeting held on April 22, 2004, shareholders approved an amendment to the Articles of Association of our Company by passing a Special Resolution such that all Directors including the Group Managing Director and Executive Directors are subject to retirement by rotation and re-election by shareholders on a regular basis. In order to achieve the rotational retirement of the existing Executive Directors, an Ordinary Resolution has been passed such that the existing Executive Directors shall retire by rotation over the course of no more than three annual general meetings, commencing with the aforementioned Annual General Meeting. Details of the amended Articles of Association of the Company are in Exhibit 1.1.

Accordingly, Mr. Peter P. W. Tse retired and, being eligible, was re-elected as an Executive Director at our Annual General Meeting on April 22, 2004.

Mr. Bradley W. Corson was appointed as Mr. P. C. Tan’s alternate on April 1, 2004 in place of Ms. L. J. Ryerkerk who resigned upon her transfer to the United States.

Dr. Y. B. Lee, being a new Executive Director appointed by our Board of Directors on August 4, 2003, retired in accordance with Article 109 of our Articles of Association and, being eligible, was elected as a Director at our Annual General Meeting held on April 22, 2004.

In accordance with Article 103 of our Articles of Association, Mr. Vernon Francis Moore, Mr. Rudolf Bischof, Mr. Loh Chung Hon, Hansen and Mr. William Elkin Mocatta retired by rotation and, being eligible, were re-elected as our Directors at our Annual General Meeting held on April 22, 2004.

Non-executive Directors

Dr. The Hon. Michael D. Kadoorie, GBS, LLD (Hon.), Officier de la Légion d’Honneur, Commandeur de l’Ordre de Léopold II

Dr. The Hon. Kadoorie is the Chairman of CLP Research Institute Limited. He is also the Chairman of The Hongkong and Shanghai Hotels, Limited, Metrojet Limited and Heliservices (Hong Kong) Limited. He holds a number of directorships in other companies. He is the brother-in-law of a fellow Director, Mr. R. J. McAulay. Since 1967, Dr. Kadoorie had served on the Board of China Light & Power Company, Limited, the holding company of the CLP Group prior to our Group reorganization in 1998.

W. E. Mocatta, FCA

Mr. Mocatta is a Fellow of The Institute of Chartered Accountants in England and Wales. He became a Director of Sir Elly Kadoorie & Sons Limited in 1982. He is the Chairman of CLP Power Hong Kong, CLP Telecommunications Limited and CLP Properties Limited. He is a Director of The Hongkong and Shanghai Hotels, Limited and other companies in Hong Kong. Since 1993, Mr. Mocatta had been a Director of China Light & Power Company, Limited, the holding company of the CLP Group prior to our Group reorganization in 1998.

J. S. Dickson Leach, MBA, FCA

Mr. Dickson Leach holds an MBA degree from Columbia University and is a Fellow of The Institute of Chartered Accountants in England and Wales. He is the Chairman of CLP Power Asia Limited. He is also Chairman of Tai Ping Carpets International Limited and Sir Elly Kadoorie & Sons Limited. He is a Director of The Hongkong & Shanghai Hotels, Limited and other companies in Hong Kong. Since 1978, Mr. Dickson Leach had been a Director of China Light & Power Company, Limited, the holding company of the CLP Group prior to our Group reorganization in 1998.

R. J. McAulay, MA, CA

Mr. McAulay holds an MA degree from the University of Glasgow and is a Member of The Institute of Chartered Accountants in Scotland. He is the brother-in-law of Dr. The Hon. Michael D. Kadoorie, our Chairman. Mr. McAulay is a Director of Sir Elly Kadoorie & Sons Limited and The Hongkong and Shanghai Hotels, Limited. He is also a trustee or council member of a number of commercial, artistic or charitable organizations, in Hong Kong and elsewhere. Since 1968, Mr. McAulay had served on the Board of China Light & Power Company, Limited, the holding company of the CLP Group prior to our Group reorganization in 1998.

J. A. H. Leigh

Mr. Leigh is a lawyer by training. Prior to joining the CLP Group, Mr. Leigh was in private practice as a solicitor in Hong Kong and the United Kingdom. He was the Senior Legal Advisor, Company Secretary and General Manager–Corporate Affairs in the CLP Group between 1986 and 1996. Mr. Leigh is a Director of Sir Elly Kadoorie & Sons Limited overseeing a number of the Kadoorie Family’s interests in Hong Kong and overseas. Since 1997, Mr. Leigh had served on the Board of China Light & Power Company, Limited, the holding company of the CLP Group prior to our Group reorganization in 1998.

R. Bischof

Educated in Switzerland, Mr. Bischof has been engaged in the field of asset management and private banking in Hong Kong since 1971, including several years with the former Swiss Bank Corporation. Prior to coming to Hong Kong, Mr. Bischof also worked for a leading British investment bank in London, Madrid and New York. He joined Sir Elly Kadoorie & Sons Limited as a Director in 1996. Since 1997, Mr. Bischof had served on the Board of China Light & Power Company, Limited, the holding company of the CLP Group prior to our Group reorganization in 1998.

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

P. C. Tan, BSc, MBA

Mr. Tan is the Chairman of ExxonMobil China Investment Company Limited and ExxonMobil Hong Kong Limited with oversight responsibility for ExxonMobil’s businesses in the Chinese mainland and Hong Kong. Mr. Tan graduated from the University of Singapore as a Bachelor of Science (Applied Chemistry) and has an MBA degree from New York University. He joined Mobil Oil in Singapore in 1970 and worked in Singapore, the United States and Australia. He was Chairman and Managing Director for Mobil Oil in Australia from 1996 to 1999. He was later elected as General Manager, Corporate Planning by the Board of Exxon Mobil Corporation. Mr. Tan had served on the Board of the Australian Institute of Petroleum, the Business Council of Australia and on the Board of Trustees for the National Policy Association (NPA), a Washington-based organization. Mr. Tan is a member of the Board of Governors of the American Chamber of Commerce in Hong Kong.

Independent Non-executive Directors

The Hon. Sir S. Y. Chung, GBM, GBE, PhD, FREng, JP

Sir S. Y. Chung is the Chairman and an Independent Non-executive Director of The Kowloon Motor Bus Holdings Limited as well as a Director of other companies in Hong Kong. He has contributed significantly in Hong Kong’s political, industrial and tertiary education fields for over four decades. He was Senior Member of Hong Kong Legislative Council (1974-78), Executive Council (1980-88), and again Convenor of the Hong Kong Special Administrative Region Executive Council (1997-99). He was Chairman of Federation of Hong Kong Industries (1966-70), and Hong Kong Productivity Council (1974-78); and President of Engineering Society of Hong Kong (1960-61) and Hong Kong Academy of Engineering Sciences (1994-97). He was deeply involved in the Sino-British negotiations on Hong Kong’s future (1982-85) and the establishment of the Hong Kong Special Administrative Region (1993-97). Since 1967, Sir S. Y. Chung had served on the Board of China Light & Power Company, Limited, the holding company of the CLP Group prior to our Group reorganization in 1998.

William K. Fung, OBE, DBA, MBA, BSE, JP

Dr. Fung is Group Managing Director of Li & Fung Limited, and has held key positions in major trade associations. He is past Chairman of the Hong Kong General Chamber of Commerce, the Hong Kong Exporters’ Association and the Hong Kong Committee for the Pacific Economic Cooperation Council. He currently serves as a member of the Economic and Employment Council of the Hong Kong Special Administrative Region. Dr. Fung holds a Bachelor of Science degree in Engineering from Princeton University, and an MBA degree from the Harvard Graduate School of Business. He has been awarded an Honorary Doctorate degree of Business Administration by the Hong Kong University of Science and Technology. He is also a Non-executive Director of Convenience Retail Asia Limited, HSBC Holdings plc, chinadotcom corporation and VTech Holdings Limited. Since 1994, Dr. Fung had served on the Board of China Light & Power Company, Limited, the holding company of the CLP Group prior to our Group reorganization in 1998.

V. F. Moore, BBS, FCA, FHKSA

Mr. Moore is Deputy Managing Director of CITIC Pacific Limited and Executive Director of China International Trust & Investment Corporation Hong Kong (Holdings) Limited. He is a Non-executive Director of Cathay Pacific Airways; the Chairman of the New Hong Kong Tunnel Company, Western Harbour Tunnel Company and the Hong Kong Tunnels and Highways Management Company; a Director of Eastern Harbour Crossing Company and Deputy Chairman of CITIC Capital Markets Holdings Limited. Since 1997, Mr. Moore had served on the Board of China Light & Power Company, Limited, the holding company of the CLP Group prior to our Group reorganization in 1998.

Hansen C. H. Loh

Mr. Loh is the Chairman of Farrington American Express Travel Services Limited. He is also the Managing Director of Wyler Textiles Limited and a Non-executive Director of CITIC Pacific Limited, of which he is also a member of the Audit Committee.

Paul M. L. Kan, MBA

Mr. Kan holds an MBA degree from the Chinese University of Hong Kong, and various professional qualifications with a number of computing and engineering societies and institutes in the United Kingdom and the United States, and was instrumental in bringing the best of Hong Kong information technology entrepreneurs together under the banner of the Hong Kong IT Alliance. He is the founder and Chairman of Champion Technology Holdings Limited and Kantone Holdings Limited, both of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited. He is the Chairman of DIGITALHONGKONG.COM, which is listed on the Growth Enterprises Market Board of The Stock Exchange of Hong Kong Limited. Mr. Kan won the Young Industrialist Award in 1992, and was a member of the Technology Committee of the Industry and Technology Development Council of the Hong Kong Government Industry Department (1993–94). He is the Chairman of Hong Kong Information Technology Industry Council and a member of the General Committee of the Federation of Hong Kong Industries. Mr. Kan was elected to the Hong Kong Legislative Council Election Committee for the IT sector’s 1st Legco Election, and was re-elected to the same position during the 2nd Legco Election. Other memberships include the Hong Kong Trade Development Council Electronics and Electrical Appliances Advisory Committee; and the Chinese People’s Political Consultative Conference of Anhui Province in the People’s Republic of China.

Group Managing Director & Chief Executive Officer

Andrew Brandler, MA, MBA, ACA

Mr. Brandler holds an MA degree from the University of Cambridge, MBA degree from Harvard Business School, and is a Member of The Institute of Chartered Accountants in England and Wales. He joined us as the Group Managing Director and Chief Executive Officer in May 2000 and is responsible for overall group performance. Mr. Brandler is also the Chairman of Hong Kong Nuclear Investment Company Limited. Prior to joining us, Mr. Brandler was an investment banker, specializing in the energy and utility sectors and was the Head of Asia-Pacific Corporate Finance with Schroders, based in Hong Kong.

Group Executive Director & Chief Financial Officer

Mr. Peter P. W. Tse, BSc (Eng.), MSc, FCA, FHKSA

Mr. Tse holds a BSc degree in Mechanical Engineering from the University of Hong Kong and an MSc degree from the University of Stirling in Scotland. He is a Fellow of The Institute of Chartered Accountants in England and Wales and a Fellow of The Hong Kong Society of Accountants. Mr. Tse is the Chief Financial Officer of our Group. He is responsible for group financial and treasury affairs, investor relations and property business. Before joining us in 1981, he worked with Deloitte & Co. in London and Hong Kong, and the Swire Group. Mr. Tse is a member of the Listing Committees of the Main Board and Growth Enterprises Market Board of The Stock Exchange of Hong Kong Limited and a member of the Dual Filing Advisory Group of Securities and Futures Commission.

Director & Company Secretary

Peter W. Greenwood, MA, FCS, FCIS

Mr. Greenwood holds an MA degree in law from the University of Cambridge. He is a Fellow of The Institute of Chartered Secretaries in England and a Fellow of The Hong Kong Institute of Company Secretaries. He is a solicitor in England and Wales and in Hong Kong as well as being qualified as an avocat in France. Mr. Greenwood is the Corporate Counsel and Company Secretary of our Group. He is responsible for corporate secretarial and group legal affairs. Before joining us in 1995, he was with the Provisional Airport Authority, Hong Kong, and was previously in private practice as a solicitor with leading corporate law firms in the United Kingdom, Hong Kong and France.

Executive Director & Group Director for Planning and Development

Y. B. Lee, BSc, MSc, PhD, DIC, C.Eng., MIEE, FHKIE

Dr. Lee holds a BSc degree in Electrical Engineering from the University of Hong Kong, an MSc degree from Imperial College, University of London and a PhD from the University of Bath. He is a Chartered Engineer and a Fellow of the Hong Kong Institution of Engineers. Dr. Lee is the Group Director for Planning and Development. He is responsible for the strategy, planning and development of our Group. He first joined our Group in 1976 and has taught at the University of New South Wales, Australia.

Alternate Director

Bradley W. Corson, BS (Chemical Engineering)

Mr. Corson is the Chairman of ExxonMobil Energy Limited and Castle Peak Power Company Limited as well as the Deputy Chairman of Hong Kong Pumped Storage Development Company, Limited. He is also a Director of CLP Power Hong Kong and CLP Research Institute Limited. Mr. Corson holds a Bachelor of Science degree in Chemical Engineering from Auburn University. He joined Exxon Mobil Corporation (then Exxon Corporation) in 1983 and has broad experience in the oil and gas industry including operations, technical, environmental, commercial, strategic planning and human resources. He was assigned to work in Hong Kong as the Chairman of ExxonMobil Energy Limited in April 2004.

Executive Officers

For the biographical details of Mr. Andrew Brandler, Mr. Peter P. W. Tse, Mr. Peter W. Greenwood and Dr. Y. B. Lee, please refer to the details shown above.

Betty Yuen, B.Comm., CA (Canada)

Managing Director, CLP Power Hong Kong

Mrs. Yuen has overall responsibility for CLP Power Hong Kong, which is a vertically integrated electricity utility serving over 2 million customer accounts in Kowloon and the New Territories of Hong Kong. Mrs. Yuen began her career in public accounting in Canada. She spent 13 years with ExxonMobil Energy Limited and her latest position there was Executive Director – Finance and Development before taking up the position in CLP Power Hong Kong as Director – Finance and Planning in 1999. Mrs. Yuen assumed her current position in April 2002.

Richard McIndoe, MA, MBA

Managing Director, CLP Power Asia

Mr. McIndoe joined our Group in November 2002 and assumed the position of Managing Director, CLP Power International, responsible for the development and management of our Group’s electricity business in the Asia-Pacific region. He has extensive background in transaction execution and asset management in the regional electricity industry. From July 1, 2003, our activities in the Chinese mainland and Asia-Pacific were integrated into CLP Power Asia. Mr. McIndoe was appointed Managing Director of CLP Power Asia, taking up overall responsibility for the development and operations of the Group’s electricity business outside Hong Kong. Mr. McIndoe worked for InterGen from 1998 to 2002 as Managing Director, China, and previously as Vice President – Development and Finance. He holds an MA degree from the University of Cambridge and an MBA degree from INSEAD Business School in France.

B. Compensation

We have established policies to determine remuneration levels paid to our Non-executive Directors; Executive Directors and Senior Management. The main elements of our remuneration policies are:

•	No individual should determine his or her own remuneration;

•	Remuneration should be broadly aligned with companies with whom we compete for human resources; and

•	Remuneration should reflect performance, complexity and responsibility with a view to attracting, motivating and retaining high performing individuals and promoting the enhancement of the value of our Company to its shareholders.

Non-executive Directors’ Remuneration

Our fees paid to the Non-executive Directors are set at levels in line with market practice, based on a formal independent review undertaken no less frequently than every three years. The levels of remuneration for Non-executive Directors, which are set out in Note 7 to our financial statements included in “Item 17. Financial Statements” in this annual report, have remained unchanged since 1995 (save that the additional fee for Directors serving on the Audit Committee was first introduced in 2000).

Since 1995, the role of Non-executive Directors has become more complex and demanding – as a result of both regulatory change and the increasing part such directors play in the good governance of listed companies. In the U.K., the “Review of the Role and Effectiveness of Non-executive Directors” (commonly known as “The Higgs Report”) published in January 2003 discussed these trends. It concluded that “the level of remuneration for any particular non-executive director should reflect the likely workload, the scale and complexity of the business and the responsibility involved” and that “it may be helpful in assessing remuneration for non-executive directors to use as a benchmark the daily remuneration of a senior representative of the company’s professional advisors”. The U.K. Combined Code on Corporate Governance of July 2003 provides that levels of remuneration for non-executive directors should reflect the time commitments and responsibilities of the role, but should not include share options.

In view of the growing responsibilities of non-executive directors and market trends as illustrated by the Higgs Report and the U.K. Combined Code (which we expect to be reflected in the Hong Kong regulatory framework in due course), we have undertaken a review of the fees paid to our Non-executive Directors. The methodology adopted in this review was aligned with the recommendations of the Higgs Report and included:

•	application of an hourly rate of HK$4,000 as an average of the partner rates charged by legal and financial advisors and accounting and consulting firms in providing professional services to us;

•	calculation of the time spent by our Non-executive Directors on our affairs (including attendance at Board and Board Committee meetings, reading of papers, site visits etc.). This indicated that a Non-executive Director can be expected to spend approximately 50 hours per annum on Board matters (excluding additional time spent in serving on Board Committees); and

•	an additional fee of about 40% and 10% for chairmanship of the Board/Board Committees and vice-chairmanship of the Board respectively.

The resulting fees were then benchmarked against comparable companies in Hong Kong (as far as possible, given the limitations of the information publicly available). The methodology and proposed fees have been independently reviewed by Deloitte & Touche Enterprise Risk Services Limited (DTERS).

On this basis, it is intended that the fees paid to our Non-executive Directors for 2004 will be amended as follows, with effect from July 1, 2004:

Proposed fees per annum (HK$)
Board
Chairman	280,000
Vice Chairman	220,000
Non-Executive Director	200,000

Nomination Committee
Chairman	10,000
Member	10,000

Audit Committee
Chairman	140,000
Member	100,000

Finance & General Committee
Chairman	110,000
Member	80,000

Human Resources & Remuneration Committee
Chairman	14,000
Member	10,000

Regulatory Affairs Committee
Chairman	30,000
Member	20,000

Note: Executive Directors serving on the Board and Board Committees are not entitled to any Directors’ fees

In line with our policy that no individual should determines his or her own remuneration, the proposed fees for our Non-executive Directors were recommended by the Management, reviewed by DTERS and were approved by our shareholders at the Annual General Meeting held on April 22, 2004.

Executive Directors’ Remuneration

In determining the remuneration of Executive Directors, the remuneration data of comparable positions in the market, including local and regional companies of comparable size, complexity and business cope, are referenced. This is consistent with our remuneration policy to align with companies with whom we compete for human resources. Achievement of performance plays a significant part in individual rewards as part of our policy to attract, motivate and retain high performance individuals. There are three key components of Executive Directors’ remuneration, namely, base compensation, incentive bonus and pension arrangements, details of which are set out in Note 7 to our financial statements included in “Item 17. Financial Statements” in this annual report.

The amount of remuneration and its breakdown paid to each of the individual Executive Directors in 2001, 2002 and 2003 and the total remuneration paid to all the Directors (Non-executive and Executive) in 2001, 2002 and 2003 are also set out in Note 7 to our financial statements included in “Item 17. Financial Statements” in this annual report.

Senior Management’s Remuneration

The Group’s Senior Management refers to heads of business, functions and major operations. The pay policies of the Group, i.e. market alignment and reward for performance, consistently apply to this senior management group. They are eligible for the three components of total remuneration, as payable to the Executive Directors, namely, base compensation, incentive bonus and pension arrangements. The principles in applying these three components are the same, with the exception of the proportion of these components in relation to total remuneration.

For Senior Management, base compensation accounts for approximately 56% to 73% of total remuneration. In 2003, base compensation remained generally at the same level, in light of market position and practice.

The “target” annual incentive accounts for 13% to 28% of total remuneration for Senior Management. An award was made in 2003, based on an assessment of the performance of the Group, the business units, the functions and the individuals concerned. The average payout to this group in 2003 was 27% above the target level as supported by the achievement of financial goals, operational performance targets and individual objectives for 2002.

Senior Management are also eligible to take part in the Long-term Incentive Plan, which accounts for 5% to 9% of their remuneration at target performance.

The retirement benefits for Senior Management represent 7% to 9% of their target total remuneration.

Continued Scrutiny and Disclosure

The Human Resources & Remuneration Committee remains committed to continued scrutiny of remuneration levels, and to high standards of disclosure to shareholders on such matters.

We have expanded the information on the remuneration of Non-executive Directors, Executive Directors and Senior Management, as set out in Notes 7 and 8 to our financial statements included in “Item 17. Financial Statements” in this annual report.

C. Board Practices

For discussion of the term of office of members of our Board, see “Item 6A. Directors and Senior Management” above.

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

Audit Committee

Members: V. F. Moore (Chairman), S. Y. Chung, Hansen C. H. Loh and Paul M. L. Kan

The Audit Committee was established in 1981. All of its members are appointed from the Independent Non-executive Directors, with the Chairman having appropriate professional qualifications and experience in financial matters. The terms of reference of the Committee are aligned with the recommendations set out in “A Guide for Effective Audit Committees” issued by the Hong Kong Society of Accountants. The Audit Committee’s main duties include those to:

•	review the completeness, accuracy and fairness of half-yearly and annual financial statements;

•	retain, dismiss and replace the Group’s external auditors, subject to endorsement by the Board and final approval and authorization by our shareholders in General Meeting;

•	pre-approve all audit and permissible non-audit services to be performed by the Group’s external auditors and the associated fees;

•	review the work of the Group’s external auditors and the relevant fees and terms;

•	review results of audits performed by the Group’s external auditors and appropriate action required on significant control weaknesses;

•	meet with the Group’s external auditors, whenever they consider it necessary;

•	conduct annual audit planning reviews with the Group Internal Auditor;

•	ensure co-ordination between the Group’s external auditors and Group Internal Auditor is adequate; and

•	review the system of internal controls in use by us.

The Audit Committee meets three times each year. Special meetings may be called at the discretion of the Chairman or the request of the Group Managing Director or Group Internal Auditor to review significant control or financial issues. The Audit Committee Chairman gives an annual report to our Board covering the Committee’s activities for the year and highlighting any significant issues.

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

Human Resources & Remuneration Committee

Members: J. S. Dickson Leach (Chairman), W. E. Mocatta, V. F. Moore, S. Y. Chung and P. C. Tan

The Human Resources & Remuneration Committee meets as and when required to consider and review human resources policies, particularly those governing the terms and conditions of service of Group employees, remuneration (including that of Executive Directors and Senior Management), retirement benefits and management development and succession plans. In line with good practice in such matters, there are no Executive Directors on this Committee.

Nomination Committee

Members: Michael D. Kadoorie (Chairman), S. Y. Chung and William K. Fung

The Nomination Committee was established in 2003 to enhance transparency in the nomination of new directors by taking on the responsibility of recommending nominees for appointment to our Board. The Nomination Committee comprises the Chairman of our Board and two Independent Non-executive Directors. The Nomination Committee reviews the structure, size and composition of our Board and makes recommendations to our Board with particular regard to ensuring a substantial majority of the directors on our Board are independent of management. It also identifies and nominates qualified individuals, subject to the approval of our Board, to be additional Directors or fill Board vacancies as and when they arise.

Provident & Retirement Fund Committee

Members: W. E. Mocatta (Chairman), R. Bischof, Peter P. W. Tse and Trustee

The Provident & Retirement Fund Committee advises the Trustees on investment policy for our Group’s retirement funds. The Committee meets regularly to review the position of the funds, to monitor the performance of the investment managers, and to consider and make recommendations to the Trustees on the appointment and removal of investment managers.

Regulatory Affairs Committee

Members:	Andrew Brandler (Chairman), W. E. Mocatta, J. S. Dickson Leach, V. F. Moore, P. C. Tan, S. Y. Chung, Hansen C. H. Loh, Peter P. W. Tse, Y. B. Lee and Betty Yuen

The Regulatory Affairs Committee meets as and when required to review and advise upon matters in respect of the present or future regulation of our Hong Kong electricity business.

Dr. The Hon. Michael D. Kadoorie is an “Ex-officio” Member of Finance and General Committee, Human Resources & Remuneration Committee, Provident & Retirement Fund Committee and Regulatory Affairs Committee.

Corporate Governance

We have long considered that corporate governance is, above all, a question of culture – a conscious decision to do the right thing as a company.

Our cultural imperative stems from:

•	a clear and long-standing decision by our Board and Management to adopt and promote good ethical behaviour;

•	the obligations that come from being a public utility with responsibilities to the communities we serve and the public scrutiny that this involves; and

•	an awareness that the long-term interests of our Company are best served by maintaining a strong commitment to honest and open business practices.

Making good this cultural commitment requires us to:

•	conduct our businesses in an honest and responsible manner;

•	establish and implement the mechanisms necessary to measure and enforce compliance with ethical standards; and

•	recognize that corporate governance is not just a question of technical and regulatory compliance, but involves management of the key relationships between us and stakeholders interested in the proper conduct of our affairs.

Our overarching cultural and ethical standards are expressed in “From Vision to Reality” – a value framework which sets out our vision, mission, strategy, values and policies. The framework also includes our commitments to key stakeholders such as employees, customers, communities, shareholders and business partners. It is published on our website so that stakeholders are aware of the standards which they can expect from us and can let us know whether these standards, and the manner in which our conducts in practice, meet their expectations.

The value framework is a major influence on our internal and external communications.

In this section, we focus on the roles of the key players within the following corporate governance framework.

Shareholders

Our Board and Senior Management recognize their responsibility to represent the interests of all shareholders and to maximize shareholder value.

We are incorporated in Hong Kong and we believe that it is appropriate to have chosen to be subject to the company law of the jurisdiction in which our business is based, where our shares are listed and where the vast majority of our shareholders are resident.

We use a number of formal channels to account to shareholders for our performance and operations, particularly our annual and interim reports and quarterly statements. In addition, the Annual General Meeting (AGM) provides an opportunity for communication between our Board and shareholders. We regard the AGM as an important event in the corporate year and all our Directors and Senior Management make a special effort to attend. The Chairmen of the Audit Committee and Human Resources & Remuneration Committee will usually attend the AGM and answer questions.

It is our policy to involve shareholders in our business affairs and to communicate with them face-to-face at the AGM and during their visits about our activities and prospects. Shareholders are able to vote, by way of separate resolutions, on each substantive issue at the AGM. Voting results are made available at the meeting and on our website. In addition, the Corporate Secretarial Department and Investor Relations Department respond to letters and telephone enquiries from shareholders/investors throughout the year. Shareholders can also contact us through our shareholders’ hotline (852-2678 8228) and e-mail (cosec@clp.com.hk).

The Board

Our Board is accountable to the shareholders for leading us in a responsible and effective manner. Our Directors are aware of their collective and individual responsibilities to the shareholders for the manner in which our business affairs are managed and operated. Each Director must act in good faith in the best interests of our Company. Our Board establishes the strategic direction of the CLP Group, sets objectives for Management and monitors its performance. Our Board also oversees the management of our relationships with representatives of governments, customers, the community, interest groups and others who have a significant interest in the responsible conduct of our business.

Our Board has established written procedures to determine which issues require a decision of the full Board and which can be delegated to Board Committees or Management. Matters reserved to the full Board for decision include any matters involving a conflict of interest for a substantial shareholder or a Director, material acquisitions and disposals of assets, significant investments including large capital projects, delegation of authority, treasury and risk management policies and key human resources issues.

Directors are requested to declare their direct or indirect interests, if any, in any proposals or transactions to be considered by our Board at board meetings and withdraw from the meetings as appropriate. We follow a set of guidelines (available at the “Corporate Governance” section of our website) at each financial reporting period to seek confirmation from Directors in respect of any of our transactions or its subsidiaries which are related to Directors or their associates. The identified significant related party transactions are disclosed in the Note 33 to our financial statements included in “Item 17. Financial Statements” in this annual report.

Our Board has 17 directors, whose details are shown in “Item 6A. Directors and Senior Management” above. All Directors (with the exception of the Group Managing Director and three Executive Directors) are non-executive and independent of Management, thereby promoting critical review and control of the management process. Our Board includes five influential and active independent Non-executive Directors to whom shareholder concerns can be conveyed. This helps ensure that our Board takes into account the interests of all shareholders. The non-executive members of our Board bring a wide range of business and financial experience to our Board, which contributes to the effective direction of the Group.

The posts of Chairman and the Group Managing Director are separate. There is a clear distinction between the Chairman’s responsibility for managing the operations of our Board and the Group Managing Director’s responsibility for running our business.

Our full Board meets in person at least once every three months and on other occasions when a board decision is required on major issues. To illustrate the attention given by our Board to the oversight of our business affairs, we set out in this section the details of Directors’ attendance at Board and Board Committee meetings, duration of those meetings and volume of papers reviewed by Directors during 2003.

We have adopted practices which meet and, in many instances, exceed the provisions of the Code of Best Practice contained in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong (Listing Rules). In addition, we have our own Code for Securities Transactions by Directors pursuant to the Securities and Futures Ordinance and the Stock Exchange’s Model Code for Securities Transactions in Appendix 10 of the Listing Rules. This Code also applies to other “Specified Individuals”, such as members of the Group’s senior management.

The appointment of new directors is a matter for consideration by the Nomination Committee and decision by the full Board. All Directors are subject to election by shareholders at the AGM in their first year of appointment and subsequent retirement by rotation and re-election by shareholders. New Directors are expected to have such expertise to qualify them to make a positive contribution to the performance by our Board of its duties and to give sufficient time and attention to our business affairs. On appointment, the Directors are briefed on the role of the Board and Board Committees, their legal and other duties and obligations as a director of a listed company, as well as our corporate governance principles and practices. Throughout their period in office, the Directors are continually updated on our business, the competitive and regulatory environments in which we operate, corporate social responsibility matters and other changes affecting our activities. All Directors have unrestricted access to the advice and services of the Corporate Secretarial Department regarding any matter, including the application and implementation of the principles on corporate governance.

The Company Secretary is responsible to the Board for ensuring that Board procedures are followed and applicable laws and regulations are complied with. These include obligations on Directors relating to disclosure of interests in securities, disclosure of any conflict of interest in a transaction involving the CLP Group, prohibitions on dealing in securities and restrictions on disclosure of price-sensitive information.

Management and Staff

The task of our management and staff is the successful implementation of the strategy and direction as determined by our Board. In doing so, they must apply business principles and ethics which are consistent with those expected by our Board and our stakeholders.

Our Value Framework

Our value framework includes a formal Code of Conduct which places all employees and directors under specific obligations as to the ethics and principles by which our business is conducted. All staff receive training on the Code and its implications. Employees above a designated level are required to sign annual statements confirming compliance with the Code. During 2003, there were nine breaches of the Code. Disciplinary measures are decided by the relevant line management and reviewed by a Code of Conduct Committee comprising the Chief Financial Officer, Company Secretary and Group Human Resources Director in order to ensure consistency and fairness. Sanctions applied in 2003 ranged from reprimands to dismissal. None of the breaches of the Code involved senior managers or was material to our financial statements or overall operations. No waivers of any of the requirements of the Code of Conduct were granted to any senior manager or, for that matter, any other employee.

To help ensure employees’ awareness of our value framework and to promote its application throughout the CLP Group, over 60 face-to-face briefing sessions were conducted and booklets were distributed to all staff. The framework is available on our Intranet “My Workplace” for easy reference. Employees who have any suggestions or questions relating to the implementation of the value framework, are welcome to discuss these with their manager or Human Resources colleagues.

Internal Control

Internal control systems have been designed to allow our Board to monitor our overall financial position, to protect its assets and to assure against material financial misstatement or loss. Our Directors are responsible for these systems, and authorizations and guidelines are in place.

Our Chief Executive Officer (CEO) and Chief Financial Officer (CFO) are obliged to maintain the effectiveness of the disclosure controls and due diligence procedures, and to report any significant changes, deficiencies and material weaknesses in, and fraud related to, internal controls to the Audit Committee and the Group’s external auditors.

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

Control awareness workshops were also held as a refresher for our employees on the importance and rationale of our control systems.

Internal Audit

Our Group Internal Audit Department plays a major role in monitoring the internal governance of the Group. Key tasks of the Department include:

•	unrestricted access to and review of all aspects of the CLP Group’s activities and internal controls;

•	comprehensive audits of the practices, procedures and internal controls of all business and support units and subsidiaries on a regular basis;

•	liaison with External Auditors on the quality and effectiveness of internal controls, systems and procedures;

•	investigation of business ethics, conflicts of interest and other Company policy violations;

•	special reviews of areas of concern identified by Management;

•	liaison with the Independent Commission Against Corruption in Hong Kong, particularly with a view to incorporating preventive measures and reducing potential malpractice; and

•	maintenance of the Code of Conduct on an evergreen basis and assuring that effective training is periodically conducted.

Our Group Internal Auditor reports directly to our Group Managing Director and has direct access to our Board through the Chairman of the Audit Committee. Our Group Internal Auditor has the right to consult the Committee without reference to Management.

Internal Auditors’ Relationships with External Auditors, the Board and Management and Staff

During the past financial year, our Group Internal Audit Department issued reports to Senior Management covering various operational and financial units of the Group, including several joint venture activities outside Hong Kong. Group Internal Audit also conducted reviews of computer operations, as well as areas of concern identified by Management.

The annual audit plan, which is reviewed by the Audit Committee, is based on a risk assessment methodology, which assists in determining business risks and establishing audit frequencies. Concerns which have been reported by Group Internal Audit are monitored quarterly by Management until appropriate corrective measures have been implemented.

External Auditors

In order to maintain the independence of the Group’s external auditors, the external auditors will not be employed for non-audit work unless this constitutes permissible non-audit work as defined in the Sarbanes-Oxley Act and has been pre-approved by the Audit Committee. In addition, there must be clear efficiencies and value-added benefits to us from that work being undertaken by the external auditors, with no adverse effect on the independence of their audit work, or the perception of such independence.

During the year, PricewaterhouseCoopers, our external auditors, provided the following non-audit services to us:

	For the year ended December 31,
	2003 2002
	(in HK$ million)

Due diligence and accounting advisory services relating to business developments	2	2
Taxation services	1	1
Other advisory services	1	–

Other Stakeholders

Good governance requires due regard to the impact of business decisions (including their environmental impact) not only on shareholders, but also on other key stakeholders.

Social and Environmental Reporting

In February 2003, we published our Social and Environmental Report 2002. This gave a detailed description of our social and environmental performance on a group-wide basis for the years 2000 and 2001. Our Social and Environmental Report 2003 was issued on February 25, 2004 and reports on our activities in these areas during 2002 and 2003. As from 2004, our social and environmental disclosure will be on an annual basis for each preceding year. We are determined that these reports should disclose our achievements and shortcomings in managing the social and environmental aspects of our business in a comprehensive, honest and accessible way. We shall continue to engage our stakeholders openly and report honestly on our progress in those areas. We welcome feedback from our stakeholders, constructive or critical.

Reporting via Internet

Our website provides our shareholders and other stakeholders with information on our corporate governance structure, policies and systems. The “Corporate Governance” section of our website includes:

•	“Corporate Governance – CLP Principles & Practices” (regularly updated);

•	CLP Value Framework including Code of Conduct;

•	CLP Fair Disclosure Policy;

•	Policy and Guidelines on the Provision of Gifts and Entertainment;

•	General Representation Letter;

•	Guidelines on Disclosure of Related Party Transaction of CLP Group;

•	Memorandum and Articles of Association of CLP Holdings;

•	Biographical data on Directors and Senior Management;

•	Directors’ interests in CLP securities;

•	Terms of reference of Board Committees;

•	Frequency and length of Board and Board Committee meetings, volume of briefing papers considered and Members’ attendance;

•	Annual General Meeting proceedings;

•	Top 10 shareholders of CLP Holdings;

•	Analysts’ briefings; and

•	Frequently asked questions (regularly updated).

Corporate Governance - an Evolving Process

We monitor how corporate governance evolves and review our principles and practices in light of experience, regulatory requirements and international developments. In recent years, we have increased our disclosure in areas of growing shareholder interest, such as auditors’ independence, directors’ remuneration and off-balance sheet liabilities. The updated version of “Corporate Governance – CLP Principles & Practices” was published and issued to all our Directors and shareholders in August 2003.

We are not able to measure the extent to which corporate governance directly creates shareholder value. However, we have no doubt that a commitment to good corporate governance helps sustain the support of the stakeholders on whose goodwill we rely for our long-term survival and prosperity.

D. Employees

As of December 31, 2003, we had a total workforce of 4,705, an increase from 4,303 at December 31, 2002; of which 3,915, an increase from 3,865 at December 31, 2002, were employed in the Scheme of Control business. Of the total number of employees as of December 31, 2003, 2% were management and senior manager, 23% were managerial and professional staff, 44% were general staff and 31% were industrial workers. Of the 4,705 employees, 386 employees were employed by our overseas subsidiaries, Yallourn Energy and GPEC. Our employees located in Hong Kong do not have any unions or labor organizations. For Yallourn, there were no losses due to industrial action in 2003. Our workforce is characterized by (a) stability and loyalty and (b) a high level of technical and professional skills. The employee voluntary turnover rate was 5.7% in 2003.

Total remuneration for 2003 was HK$2,368 million (US$305 million). Our remuneration policies are to attract, retain and motivate high performing staff. Our “pay-for-performance” remuneration system consists of two components – base compensation and annual incentive. Base compensation is reviewed annually, taking into consideration the competitive market position, market practice and individual performance. Staff receive an annual incentive determined by the achievement of pre-set individual, functional, corporate and CLP Group objectives and the incentive award ranges from zero to twice the target award. Yallourn Energy has also introduced a performance-based remuneration for all their employees, based on progress against posted development plans. Yallourn Energy has developed a “picture of future success” as a basis for its continuity efforts to achieve outstanding performance.

To support our pay philosophy, our two retirement funds in Hong Kong (established under separate trusts, with one for professional and general staff and the other for industrial staff) consisted of defined contribution programmes only from January 1, 2003 after the curtailment of the defined benefit programmes. On June 25, 2003, upon winding up of the two retirement funds, we have established a new consolidated CLP Group Provident Fund Scheme (GPFS) to streamline our operation and enhance administrative efficiency. All the members in the previous retirement funds automatically become members of the new GPFS and there is no change in benefits for members. The new GPFS provides benefits linked to contributions and investment returns made on the scheme. The employees employed by subsidiary companies outside Hong Kong are covered by their local superannuation fund, established under trust.

We are committed to nurturing a learning culture throughout the organization. In 2003, excluding the 3,072 man-days for Yallourn and GPEC, 36,994 man-days, an increase from 30,930 man-days in 2002 were allocated to staff training and development. We also have a structured process to proactively identify, manage and develop high potentials to ensure a continuum of competent leadership over time for all key positions.

E. Share Ownership

The following table sets forth the share ownership of our Directors and Executive Officers in our Company as of May 31, 2004.

Directors / Executive Officers	Capacity	Number of Ordinary Shares Held	% of the Issued Share Capital of the Company

Dr. The Hon. Michael D. Kadoorie	Note (a)	475,381,026	19.74%

W. E. Mocatta	Interest of controlled corporation	250,000	– Note	(e)

J. S. Dickson Leach	Beneficial owner	3,436	– Note	(e)

R. J. McAulay	Note (b)	439,800,565	18.26%

The Hon. Sir S. Y. Chung	Beneficial owner	393,789	– Note	(e)

William K. Fung	Beneficial owner	120,000	– Note	(e)

J. A. H. Leigh	Beneficial owner	22,000	– Note	(e)

R. Bischof	Beneficial owner	35,000	– Note	(e)

P. C. Tan	Interests held jointly with spouse	5,000	– Note	(e)

Andrew Brandler (Chief Executive Officer)	Note (c)	20,600	– Note	(e)

Peter P. W. Tse	Note (c)	20,600	– Note	(e)

Peter W. Greenwood	Personal	5,600	– Note	(e)

Y. B. Lee	Note (d)	15,806	– Note	(e)

Notes:

(a)	Dr. The Hon. Michael D. Kadoorie was deemed (by virtue of the Securities and Futures Ordinance) to be interested in 475,381,026 shares in our Company. These shares were held in the following capacity:

i)	1,243 shares were an interest of his spouse.

ii)	236,335,571 shares were held by discretionary trusts, of which Dr. The Hon. Michael D. Kadoorie is one of the beneficiaries.

iii)	239,044,212 shares were held by a discretionary trust, of which Dr. The Hon. Michael D. Kadoorie is a beneficiary and the founder.

(b)	Mr. R. J. McAulay was deemed (by virtue of the Securities and Futures Ordinance) to be interested in 439,800,565 shares in our Company. These shares were held in the following capacity:

i)	13,141 shares were held in a personal capacity.

ii)	236,335,571 shares were held by discretionary trusts, of which Mr. R. J. McAulay is one of the beneficiaries.

iii)	203,451,853 shares were held by discretionary trusts, of which Mr. R. J. McAulay, his wife and members of his family are beneficiaries.

(c)	600 shares were held in a personal capacity and 20,000 shares were held in a beneficial owner capacity.

(d)	600 shares were held in a personal capacity and 15,206 shares were held jointly with spouse.

(e)	None of the Directors and Executive Officers beneficially owns one percent or more of our outstanding shares.

Messrs. I. D. Boyce, V. F. Moore, Hansen C. H. Loh and Paul M. L. Kan who are Directors of our Company; Mr. Bradley. W. Corson who is an Alternate Director of our Company and Mrs. Betty Yuen and Mr. Richard McIndoe who are Executive Officers of our Company have each confirmed that they had no interests in the shares of our Company as at May 31, 2004.

None of the Directors and Executive Officers had interests in debentures, under equity derivatives or in underlying shares of the Company and its associated corporations.

We do not have, and have never had, a share option scheme. Accordingly, as of May 31, 2004, there were no options outstanding to purchase shares from us.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The table below (including the following Notes) sets out certain information as of December 31, 2001, 2002, 2003 and May 31, 2004 with respect to major shareholders known to us to be the owner, including beneficial owner, of more than 5% of our ordinary shares.

Name	As of December 31, 2001		As of December 31, 2002		As of December 31, 2003		As of May 31, 2004
	Number of shares held	% holding	Number of shares held	% holding	Number of shares held	% holding	Number of shares held	% holding

Bermuda Trust Company Ltd	682,978,836	28.20%	682,978,836	28.36%	682,978,836	28.36%	682,978,836	28.36%

Notes:

(a)	The interests of Bermuda Trust Company Limited in shares of our Company include the shares held by discretionary trusts of which Dr. The Hon. Michael D. Kadoorie and/or Mr. R. J. McAulay are among the beneficiaries as disclosed in “Item 6. Directors, Senior Management and Employees — E. Share Ownership” above.

(b)	New Boron Holding Corporation, Esko Limited, Hesko Limited, Mikado Holding Inc., Mikado Investments Limited and Dr. The Hon. Michael D. Kadoorie notified the Stock Exchange of Hong Kong and our Company on April 14, 2003 of their interests in our Company discloseable by them pursuant to the Securities and Futures Ordinance as of April 1, 2003. The table below sets out their interests as of December 31, 2003 (and so far as our Company is aware such interests remained unchanged as of May 31, 2004):

Name	As of December 31, 2003 and May 31, 2004
	Number of shares held	% holding

New Boron Holding Corporation(i)	196,468,538	8.16%
Esko Limited(i)	236,335,571	9.81%
Hesko Limited(i)	236,335,571	9.81%
Mikado Holding Inc.(ii)	239,044,212	9.93%
Mikado Investments Limited(ii)	239,044,212	9.93%
Dr. The Hon. Michael D. Kadoorie(iii)	475,381,026	19.74%

The interests of New Boron Holding Corporation, Esko Limited, Hesko Limited, Mikado Holding Inc., Mikado Investments Limited in our Company are duplicated by the interests in our Company held by Bermuda Trust Company Limited which effectively controls them. The attributable interests held by Dr. The Hon. Michael D. Kadoorie are those identified in “Item 6. Directors, Senior Management and Employees — E. Share Ownership” above, and apart from the interest of spouse so identified therein, they are also duplicated by the interests in our Company held by Bermuda Trust Company Limited.

(i)	Esko Limited and Hesko Limited jointly own the interests in our Company through the following companies:

Name of Controlled Corporation	Number of Shares	% of Issued Share Capital Owned by Esko Limited	% of Issued Share Capital Owned by Hesko Limited
New Boron Holding Corporation	196,468,538	50	50
New Mercury Holding Corporation (formerly known as Mercury Holding Corporation)	4,980,787	50	50
New Cobalt Holding Corporation (formerly known as Cobalt Holding Corporation)	34,886,246	50	50

The interests of New Boron Holding Corporation are duplicated by the interests of Esko Limited and Hesko Limited. They are also duplicated by the interests in our Company held by Bermuda Trust Company Limited.

(ii)	Mikado Investments Limited owns the interests in our Company through Mikado Holding Inc. The interests of Mikado Holding Inc. are duplicated by the interests of Mikado Investments Limited. They are also duplicated by the interests in our Company held by Bermuda Trust Company Limited.

(iii)	The aggregate interests in shares of our Company of Dr. The Hon. Michael D. Kadoorie are listed below:

Interests in Ordinary Shares of the Company Number	Capacity
1,243	Interest of spouse
239,044,212	Founder of a discretionary trust
475,379,783	Beneficiary of various discretionary trusts

The interests of Dr. The Hon. Michael D. Kadoorie as a founder of a discretionary trust and a beneficiary of one of the discretionary trusts are duplicated between each other. His interests, apart from the interest of spouse, are also duplicated by the interests in our Company held by Bermuda Trust Company Limited and certain discretionary trusts of which Mr. R. J. McAulay is one of the beneficiaries as disclosed above by the Directors.

As at December 31, 2003, our company had not been notified of any substantial shareholders’ interests under equity derivatives or in underlying shares of our company or any short positions being held by any substantial shareholder in the shares or underlying shares of our company.

The increase in number of shares held by our major shareholder in 2001 resulted primarily from the one-for-five bonus issue in April 2001. None of our major shareholders has different voting rights from those of our other shareholders.

As of May 31, 2004, we had a total of 2,408,245,900 shares outstanding. Out of these 2,408,245,900 shares, 1,449,786 shares were held by holders with registered addresses in the United States. At the same date, 23,843,936 American Depositary Shares, or ADSs, were outstanding, representing 23,843,936 shares or approximately 0.99% of the total number of our outstanding shares. These ADSs were held by 808 record holders, including nominee holders and out of the 808 record holders, a total of 804 had registered addresses in the United States. Save as the above, we have no further information as to common shares held, or beneficially owned, by U.S. persons.

B. Related Party Transactions

We from time to time have engaged in a variety of transactions with our affiliates in the normal course of business. Our policy is to encourage competition among suppliers that may include our affiliates. We usually select our suppliers through competitive bidding procedures. We believe that the transactions with our affiliates have been conducted on an arm’s length basis or on terms as favorable to us as would be obtainable at the time in a comparable arm’s length transaction with a non-affiliate. See Note 33 to the financial statement included in “Item 17. Financial Statements” in this annual report.

CAPCO

Under a contract between CLP Power Hong Kong and CAPCO, a company in which CLP Power Hong Kong holds a 40% equity interest, we, through CLP Power Hong Kong, are obligated to purchase all of the electricity generated by CAPCO. Pursuant to the contract, the price paid by CLP Power Hong Kong to CAPCO is sufficient to cover all of CAPCO’s operating expenses as well as CAPCO’s share of return permitted under the Scheme of Control. See “Item 4. Information on the Company — B. Business Overview — Electricity Business in Hong Kong — Scheme of Control; and — Power Purchases from CAPCO”. In 2003, we purchased approximately 69% of our electricity from CAPCO at a price of HK$10,431 million (US$1,344 million), as compared to HK$10,191 million in 2002 and HK$9,815 million in 2001.

In accordance with the CAPCO Operating Service Agreement between CLP Power Hong Kong and CAPCO, CLP Power Hong Kong is responsible to CAPCO for the efficient and proper construction, commissioning, operation and maintenance of the electricity generating facilities of CAPCO. In return, CAPCO reimburses CLP Power Hong Kong for all costs incurred in performance of the agreement. In 2003, the charges from CLP Power Hong Kong to CAPCO amounted to HK$1,025 million (US$132 million), as compared to HK$970 million in 2002 and HK$912 million in 2001; and a portion of the charges which is accounted for as operating expenses by CAPCO is covered under the Electricity Supply Contract.

In addition, CLP Power Hong Kong has provided funds to CAPCO as shareholders’ advances in the form of interest-free loans. As at December 31, 2003, CLP Power Hong Kong advances to CAPCO amounted to HK$5,768 million (US$743 million), as compared to HK$4,934 million in 2002 and HK$4,346 million in 2001. The increase in CLP Power Hong Kong’s advances to CAPCO during 2003 was due to the new advances of HK$2,659 million (US$342 million) which was offset by the repayments of HK$1,803 million (US$232 million), and an unrealized exchange loss of HK$22 million. The largest amount of shareholders’ advances outstanding in 2003 was HK$6,008 million (US$774 million).

Pursuant to a deed of subordination, shareholders’ advances to CAPCO are subordinated to CAPCO’s certain debt financing and may be repaid to the extent that CAPCO’s ratio of borrowed moneys to shareholders’ funds (representing the sum of the issued share capital, shareholders’ advances and special advances excluding unrealized exchange differences, deferred taxation, retained profits and any proposed dividend) is not higher than 1.5:1. Such ratio has been kept below 1.5:1 and as at December 31, 2003, such ratio was 0.54:1, compared to 0.75:1 at 2002 and 0.98:1 in 2001.

See “Item 4. Information on the Company — B. Business Overview — Electricity Business in Hong Kong — Relationship with CAPCO – CAPCO Financing”.

Guangdong Daya Bay Nuclear Power Station

Pursuant to several offtake and resale contracts, we are obligated, through CLP Power Hong Kong, to purchase a total of 70% of the output of Guangdong Daya Bay Nuclear Power Station, or GNPS, in Guangdong Province, China. The contracts extend for 20 years from 1994. Under the contracts, we have a right to purchase 25% of the electricity generated by GNPS for an additional five years. The price for electricity generated by GNPS through the term of the contracts is determined by a formula based on GNPS’s operating costs and a calculation of profits by reference to shareholders’ funds and the capacity factor for a given year. In 2003, we purchased approximately 31% of our power from GNPS at a price of approximately HK$5,134 million (US$661 million), as compared to HK$4,976 million in 2002 and HK$5,013 million in 2001. Our wholly owned subsidiary, Hong Kong Nuclear Investment Company Limited, owns a 25% equity interest in GNPS. See “Item 4. Information on the Company — B. Business Overview —Electricity Business in Hong Kong — Non-CAPCO Power Purchases/Storage Facilities”.

Hong Kong Pumped Storage Development Company, Limited

Hong Kong Pumped Storage Development Company, Limited, or PSDC, in which, through CLP Power Hong Kong, we hold a 49% equity interest, has the right to use 50% of the 1,200 MW capacity of Phase 1 of Guangzhou Pumped Storage Power Station for 40 years from 1994. Pursuant to a contract between CLP Power Hong Kong and PSDC, we have the right to make use of that capacity. The price paid by us to PSDC is sufficient to cover all of PSDC’s operating expenses, taxation and net return. In 2003, we paid PSDC approximately HK$308 million (US$40 million) for the pumped storage service, as compared to HK$419 million in 2002 and HK$424 million in 2001. The lower charges for the current year was mainly due to lower taxation after accounting for the deferred tax credit.

In addition, CLP Power Hong Kong has provided funds to PSDC as shareholders’ advances in the form of interest-free loans. As at December 31, 2003, CLP Power Hong Kong advances to PSDC amounted to HK$306 million (US$39 million), as compared to HK$300 million in 2002 and HK$290 million in 2001. The increase in CLP Power Hong Kong’s advances to PSDC during 2003 was due to new advances of HK$145 million (US$19 million), which was offset by the repayments of HK$138 million (US$18 million), and an unrealized exchange loss of HK$1 million. The largest amount of shareholders’ advances outstanding in 2003 was HK$324 million (US$42 million). See “Item 4. Information on the Company — B. Business Overview —Electricity Business in Hong Kong — Non-CAPCO Power Purchases/Storage Facilities”.

C. Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Statements

Please refer to “Item 17. Financial Statements” for the financial statements which form an integral part of this annual report on Form 20-F.

Information on legal or arbitration proceedings

We are not aware that any of us, our Directors, any member of our senior management or any of our affiliates is a party to any current or pending legal or arbitration proceedings the outcome of which is expected to have a material adverse effect on us or any of our subsidiaries.

Dividend Policy

Our dividend policy is to provide consistent increases in ordinary dividends, linked to the underlying earnings performance of the business.

Since 1994, our ordinary dividend payout ratio, which is the ratio of ordinary dividends over operating earnings excluding Hok Un redevelopment profit and property disposal gain, have been between 54% and 63%. Earnings from the property development at Hok Un have been the subject of special dividends, ranging from 54% to 100% of such earnings in each financial year in which they have arisen. To date, 91% of all Hok Un profits have been distributed to shareholders through special dividends.

We have normally declared interim dividends and final dividends each year to our shareholders. In line with our dividend policy, a final dividend and a special final dividend on our shares for 2003 were approved at our Annual General Meeting held on April 22, 2004. See “Item 5. Operating and Financial Review and Prospect — A. Operating Results”.

The form, frequency and amount of future dividends on our shares will depend upon our earnings, financial condition and other factors. Accordingly, we cannot assure you that we will continue to pay dividends on our shares or that future dividends will be comparable to historical dividends.

B. Significant Changes

In 2003, we completed the acquisition of Powergen’s remaining interest in GPEC and Yallourn Energy and both entities became our subsidiaries on the respective dates of acquisition.

On January 29, 2004, we signed an agreement relating to the acquisition of the remaining 8% interest in the Yallourn Energy Group managed by Deutsche Asset Management (Australia) Limited. The acquisition was completed in March 2004 and CLP Power Asia Limited now owns 100% of the Yallourn Energy Group.

Item 9.	The Offer and Listing

Trading Market and Market Price Information for Our Shares

The principal trading market for our shares is the Stock Exchange of Hong Kong, where over 790 million of our shares were traded in 2003. The board lot for trading in our shares on the Stock Exchange of Hong Kong is 500 shares. Our shares are also traded in the over-the-counter market in the United States in the form of American Depositary Shares, or ADSs. The ADSs are not listed on any United States securities exchange and were originally issued pursuant to several unsponsored American Depositary Receipts, or ADR, programmes. In November 1997, we appointed JPMorgan Chase Bank (formerly known as Morgan Guaranty Trust Company of New York) as the depositary for a sponsored ADR programme which replaced the previous unsponsored programmes.

On the basis of a market capitalization of approximately HK$89 billion or approximately US$11 billion at the close of business on December 31, 2003, we were the 10th largest company, in terms of market capitalization, listed on the Stock Exchange of Hong Kong.

The table below shows, for the periods indicated, the high and low closing prices (adjusted with the one-for-five bonus issue in April 2001) and the average daily trading volume for our shares and the ADSs.

	Our Shares			ADSs
	Per Share		Average Daily Trading Volume	Per ADS		Average Daily Trading Volume
Period	High	Low		High	Low
	(HK$)	(HK$)	(in shares)	(US$)	(US$)	(in ADSs)

1999	34.917	28.333	3,336,694	4.58333	3.54167	46,258
2000	32.417	24.125	3,238,031	4.12500	3.02083	120,897
2001	34.833	29.350	3,294,329	4.50000	3.40000	351,106
2002	33.000	29.500	3,473,000	4.20000	3.65000	52,931
2003	37.700	31.300	3,183,877	4.95000	3.95000	27,050

2002:
First Quarter	32.000	29.500	3,557,800	4.05000	3.65000	38,300
Second Quarter	32.700	29.850	2,978,299	4.20000	3.70000	55,014
Third Quarter	33.000	30.200	3,863,470	4.20000	3.70000	97,955
Fourth Quarter	32.500	31.000	3,469,662	4.20000	3.90000	19,539

2003:
First Quarter	32.900	31.300	3,106,234	4.25000	3.95000	25,113
Second Quarter	34.100	31.900	3,351,549	4.45000	4.05000	19,805
Third Quarter	34.600	33.600	3,161,489	4.55000	4.25000	32,000
Fourth Quarter	37.700	34.200	3,122,109	4.95000	4.45000	31,080

December 2003	37.500	36.100	2,389,728	4.95000	4.65000	20,472
January 2004	37.600	36.500	4,087,715	4.90000	4.75000	35,922
February 2004	40.200	37.400	3,667,043	5.20000	4.80000	34,856
March 2004	43.300	39.300	4,283,036	5.60000	5.00000	48,867
April 2004	43.200	40.200	3,927,336	5.60000	5.15000	46,789
May 2004	41.500	38.600	4,215,579	5.35000	4.95000	34,623

Source: Bloomberg.

Item 10.	Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Our current Memorandum and Articles of Association were adopted on October 8, 1997 and December 12, 1997, amended on October 8, 1999, April 25, 2002, May 5, 2003 and April 22, 2004.

Under Clause 3 of our Memorandum of Association, we have the capacity and the rights, powers and privileges of a natural person.

The full Memorandum and Articles of Association is at Exhibit 1.1 and also available in the Corporate Governance section of our website www.clpgroup.com. The following is a summary of certain provisions of our Articles of Association.

Directors

A Director of our Company or any of his associates who is directly or indirectly interested in a contract, transaction or arrangement with us shall declare the nature of his interest or the interest of any of his associates at a meeting of the Board of Directors. A Director shall not vote on any transaction in which he or any of his associates has a material interest and that Director shall not be counted in the quorum present at the meeting for such transaction. However, a Director may vote and be counted in the quorum regarding a transaction in which such Director or any of his associates has a non-material interest. The question of materiality or the question of the entitlement of any Director to vote at a meeting may be resolved by the interested Director voluntarily abstaining from voting or by the Chairman of the meeting. Directors may vote on any proposals or arrangements concerning the benefit of our employees which may relate both to our Directors, their associates and employees, so long as any Director, or any of his associates, does not have any privilege or advantage not generally granted to the class of persons to which such benefit scheme relates. In addition, any of our Directors may vote on any contract for the purchase or maintenance for any Director or Directors of our company of insurance against liability. Our Board of Directors may exercise all the powers of our Company to borrow any sum of money, to give guarantees or indemnities, to mortgage or charge our undertaking, property and uncalled capital, or to issue debentures or other securities for any debt, liability or obligation of our company.

The remuneration of our Non-executive Directors is determined by our shareholders in a General Meeting. The Directors’ remuneration shall be deemed to accrue from day to day.

Our Directors including the Group Managing Director and Executive Directors are subject to retirement by rotation. At the Annual General Meeting each year, one-third of our Directors for the time being who have been longest in office since their last election or appointment shall retire and are eligible for re-election in accordance with our Articles of Association. There is no provision for the retirement of our Directors at a specified age limit.

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

Our Company may declare dividends by passing an ordinary resolution at an Annual General Meeting. Our Board of Directors may if they think fit from time to time declare and pay to the shareholders such interim dividends as appear to our Board to be justified by our profits.

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

Subject to any special rights or restrictions as to voting attached to any shares, at any general meeting, on a show of hands every shareholder who is present in person or (being a corporation) represented by proxy shall have one vote and, on a poll every shareholder present in person or by proxy or (being a corporation) represented by proxy shall have one vote for every share which he holds. Where any shareholder, under the Listing Rules, is required to abstain from voting on any particular resolution or is restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

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

We have the right, by ordinary resolution, to increase our capital by such sum and number of shares as the resolution prescribes.

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

Disclosable Ownership

Under Part XV of the Securities and Futures Ordinance, or SFO, of Hong Kong which became effective on April 1, 2003, a substantial shareholder, whether an individual or a company, is required to notify The Stock Exchange of Hong Kong Limited and the listed corporation on the occurrence of “relevant events” which include:

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

Mandatory Offer

Under the amended Hong Kong Code on Takeovers and Mergers, or Takeovers Code, which became effective on October 19, 2001, subject to the granting of a waiver by the Securities and Futures Commission of Hong Kong, or SFC, or the limited exceptions for a transitional period as specified in the Takeovers Code, a person is required to make a mandatory offer to acquire shares from the other shareholders of our company as soon as practicable after such person acquires 30% or more of the voting rights of our company.

Bermuda Trust Company Limited, Dr. The Hon. Michael D. Kadoorie, Mr. R. J. McAulay, The Sir Horace Kadoorie International Foundation and The Incorporated Trustees of the Kadoorie Foundation, or the Parties, had registered their aggregated interests in 839,028,074 ordinary shares in CLP Holdings with the SFC as holding for the purposes of the Takeovers Code, as at October 19, 2001, voting rights in respect of shares which in aggregate represented 33.96% of our issued share capital on that date. As at May 31, 2004, the Parties’ aggregated holdings in us for the Takeovers Code’s purposes had increased to 34.84% as a result of our repurchases of ordinary shares pursuant to our Share Repurchase Programme. See “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders”. The Parties are entitled to the benefit of the transitional arrangements of the amended Takeovers Code, whereby the Parties are not required to make a mandatory offer to acquire shares from other shareholders of our company unless their aggregated interests in our issued capital reach the threshold of 35% on or before October 18, 2011. If the shareholding of the Parties drops below 30% at any time, the new 30% trigger will apply to the Parties who will generally, on their again reaching that level, be required to make a mandatory offer absent a waiver from the SFC.

On the basis of the Company’s issued share capital as at May 31, 2004, should our Company repurchase about a further 11 million shares (representing 0.46% of our issued share capital), the shareholdings in CLP of the Parties would thereby exceed 35%, the threshold at which they would be obliged to make a mandatory general offer for the remaining shares of our Company.

In October 2003, we formally applied to the SFC for a ruling that the Takeovers Code does not preclude a whitewash waiver application in respect of a mandatory general offer obligation triggered by on-market share repurchases. We did so on the basis that, having consulted the Independent Non-executive Directors, it was in the interests of our Company and all its shareholders that our Company be able to continue its on-market share repurchases without creating a mandatory general offer obligation, or compelling the Parties to sell down in anticipation of future share repurchases.

In our submission to the SFC, we expressed our concern that the repurchase of shares during or shortly after the disposal by the Parties would be confusing to the market and may create an impression of lack of confidence by a major shareholder. It may also create a possible perception of market manipulation and give rise to risks of connected transactions, in the form of inadvertent repurchases of shares from the Parties.

Following an unfavorable ruling from the SFC, we appealed to the Takeovers and Mergers Panel. We submitted to the Panel that a whitewash waiver was permissible under the Takeovers Code, was in the interests of our Company and its shareholders, and was in line with accepted practice in countries against which Hong Kong might benchmark itself such as Australia, the U.K. and Singapore.

In December 2003, the Panel applied the Takeovers Code so as to turn down our appeal, without commenting on the particular merits of the application. Extracts from our submissions to the SFC and the Panel’s decision are available on our website.

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

Except where noted, this discussion deals only with shares or ADSs held as capital assets and does not deal with tax consequences to you if you are subject to special treatment under the United States federal income tax laws, including if:

•	you are a dealer in securities or currencies;

•	you are a trader in securities and you elect to use a mark-to-market method of accounting for your securities holdings;

•	you are a financial institution, tax-exempt entity or insurance company;

•	you are a regulated investment company or a real estate investment trust;

•	you hold your shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	you own, actually or constructively, 10% or more of our voting stock or

•	your “functional currency” is not the United States dollar.

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

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other disposition of a share or ADS in an amount equal to the difference between the amount realized for the share or ADS and your basis in the share or ADS. This gain or loss will be capital gain or loss. If you have held the shares or ADSs for more than one year you will be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as United States source gain or loss.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The U.S. Securities and Exchange Commission, or the SEC, allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference in this annual report is considered to be part of this annual report. We therefore incorporate by reference in Item 19 of this annual report certain exhibits which we filed with the SEC before. You may read and copy this annual report, including the exhibit(s) incorporated by reference in this annual report, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of this annual report, including the exhibit(s) incorporated by reference in this annual report, upon payment of a duplicating fee, by writing to the SEC’s Public Reference Room.

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.

I. Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Our core electrical utility operations in Hong Kong are regulated under the Scheme of Control. Under the terms of the Scheme of Control, CLP Power Hong Kong’s and CAPCO’s financing costs in excess of 8% per annum, costs of fuel and commodity costs are passed on to customers through the tariff mechanism so that we are able to receive our net return. See Item 4. “Information on the Company — B. Business Overview — Electricity Business in Hong Kong — Scheme of Control”.

Due to these arrangements, we do not believe that during the term of the current Scheme of Control which expires in 2008, we would face material market risks to our rate of return from interest rate risk, foreign currency exchange risk or commodity price risk. Under the Scheme of Control, however, we have an overriding obligation to provide electricity to our service area at the lowest possible cost, and we must periodically submit financial plans to the Hong Kong Government for approval.

We also have foreign exchange exposure relating to our strategic investments, particularly those in the Asia-Pacific region outside Hong Kong and Chinese mainland. As of December 31, 2003, approximately 28% of our consolidated total assets, or HK$21,254 million (US$2,738 million), are from this geographical segment. Any volatility in currency exchange rate between Hong Kong dollar and other currencies may affect our financial position and results of operations.

Because of these factors, we do take steps as described below to manage the impact of any such market exposures on our operations.

We use different derivative instruments to manage our exposure to foreign currency, interest rate risks and price risks associated with the sales and purchases of electricity in Australia, with an objective to minimize the impact of exchange rate, interest rate and electricity price fluctuations on earnings, reserves and tariff charges to customers. Our interest rate risks are managed within a preferred interest rate mix. In addition to using derivative instruments, we also adopt an approach of financing our investments by borrowings of matching currency where appropriate to mitigate the currency risk. All transactions are made with counterparties with acceptable credit quality and a limit is assigned to each counterparty for monitoring the credit exposure. Other than certain limited electricity trading activities engaged by Yallourn Energy, all derivative instruments are employed solely for hedging purposes.

We have been hedging the currency exposure arising from our investment in Yallourn Energy in Australia by borrowing in Australian dollar and selling Australian dollar forward exchange contracts. During the year, CLP Power Hong Kong has arranged further US dollar purchases of approximately HK$30 billion equivalent to hedge significantly its US dollar exposure on loan repayment and interest payment obligations, purchase of goods and services and other projected expenditures. As we employ all these derivative instruments solely for hedging purposes, we are not exposed to market risk resulting from the derivative transactions because the change in fair value will be offset by an opposite change in the values of the underlying hedged items.

In 2003, CAPCO entered into interest rate swaps with notional principal amount of HK$2,340 million to hedge the floating interest rate exposure arising from the new Hong Kong dollar loan which was arranged for refinancing certain US dollar loan facilities.

We do not invest in risk sensitive instruments for trading purposes, except Yallourn Energy. Yallourn Energy uses electricity energy contracts, including forward electricity pricing contracts, swaps and options, principally to hedge the price risk of sales and purchases of electricity in Australia to satisfy retail sales contract obligations and has limited electricity trading activities for its wholesale market. As of December 31, 2003, the fair value of swaps and options related to Yallourn Energy’s electricity trading activities was at surplus of approximately HK$1 million (US$0.1 million).

The tables below provide information about our derivative financial instruments that are sensitive to changes in interest rates or foreign currency exchange rates. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates. For cross currency and interest rate swaps, forward foreign exchange contracts and currency options, the tables present the notional amounts and weighted average exchange rates or weighted average interest rates by contractual maturity dates.

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

INTEREST RATE RISK

		December 2003								December 2002
		Expected Maturity Dates						Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
		2004	2005	2006	2007	2008	Thereafter
		In HK$ equivalent, millions
On-balance sheet financial instruments
	Currency
I. Capital Markets Instruments

Fixed Rate Note	USD	–	–	2,340	–	–	2,340	4,680	5,209	4,680	5,417
Average Interest Rate %		–	–	7.5	–	–	6.25	6.88		6.88

Fixed Rate Note	HKD	–	–	–	–	–	1,000	1,000	1,015	–	–
Average Interest Rate %		–	–	–	–	–	4.73	4.73		–

II. Bank Loans

Fixed Rate	USD	2	2	–	–	–	–	4	4	6	7
Average Interest Rate %		5.42	5.42	–	–	–	–	5.42		5.42

Fixed Rate	INR	46	44	40	28	2	–	160	152	–	–
Average Interest Rate %		16.39	16.27	15.85	16.07	19.39	–	16.20		–

Floating Rate	AUD	263	515	2,367	3,271	525	2,394	9,335	9,335	2,190	2,190
Average Interest Rate %		7.20	7.24	7.83	6.39	8.08	8.10	7.36		5.19

Floating Rate	HKD	–	–	303	–	1,200	–	1,503	1,503	1,854	1,854
Average Interest Rate %		–	–	2.76	–	3.74	–	3.54		3.08

Floating Rate	INR	6	6	6	5	–	–	23	23	–	–
Average Interest Rate %		13.68	13.68	13.68	13.74	–	–	13.69		–

Floating Rate	EUR	203	203	203	203	203	402	1,417	1,493	–	–
Average Interest Rate %		3.61	4.48	5.22	5.70	6.03	6.03	5.38		–

Floating Rate	USD	8	–	–	–	–	–	8	8	–	–
Average Interest Rate %		4.68	–	–	–	–	–	4.68		–

		December 2003								December 2002
		Expected Maturity Dates						Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
		2004	2005	2006	2007	2008	Thereafter
		In HK$ equivalent, millions
Off-balance sheet financial instruments
	Currency
III. Cross Currency & Interest Rate Swaps

1 Fixed to Variable
Notional pay amount	HKD	–	–	1,170	–	–	2,340	3,510	388	3,510	508
Notional receive amount	USD	–	–	1,170	–	–	2,340	3,510		3,510
Interest pay rate (%)		–	–	2.31	–	–	5.35	4.34		4.63
Interest receive rate (%)		–	–	7.5	–	–	6.25	6.67		6.67

2 Fixed to Fixed
Notional pay amount	HKD	–	–	1,170	–	–	–	1,170	(32)	1,170	(8)
Notional receive amount	USD	–	–	1,170	–	–	–	1,170		1,170
Interest pay rate (%)		–	–	8.00	–	–	–	8.00		8.00
Interest receive rate (%)		–	–	7.50	–	–	–	7.50		7.50

INTEREST RATE RISK (continued)

		December 2003								December 2002
		Expected Maturity Dates						Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
		2004	2005	2006	2007	2008	Thereafter
		In HK$ equivalent, millions

IV. Interest Rate Swaps

1 Variable to Fixed
Notional amount	HKD	–	–	1,170	1,000	–	–	2,170	(201)	2,170	(206)
Interest pay rate (%)		–	–	5.65	5.32	–	–	5.50		5.50
Interest receive rate (%)		–	–	1.96	2.78	–	–	234		3.64

2 Variable to Fixed
Notional amount	AUD	474	4,219	2,544	3,434	1,627	1,630	13,928	(147)	–	–
Interest pay rate (%)		6.41	6.55	6.62	6.61	6.57	6.70	6.59		–
Interest receive rate (%)		5.60	6.01	6.23	6.39	6.48	6.50	6.25		–

Note:

(1)	Fair value for off-balance sheet financial instruments represent the amounts we would receive / (pay) to close out the transactions.

CURRENCY RISK

		December 2003								December 2002
		Expected Maturity Dates						Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
		2004	2005	2006	2007	2008	Thereafter
		In HK$ equivalent, millions
On-balance sheet financial instruments
	Currency
I. Bank Loans

Fixed Rate	INR	46	44	40	28	2	–	160	152	–	–
Average Interest Rate %		16.39	16.27	15.85	16.07	19.39	–	16.20		–

Fixed Rate	USD	2	2	–	–	–	–	4	4	6	7
Average Interest Rate %		5.42	5.42	–	–	–	–	5.42		5.42

Floating Rate	AUD	263	515	2,367	3,271	525	2,394	9,335	9,335	2,190	2,190
Average Interest Rate %		7.20	7.24	7.83	6.39	8.08	8.10	7.36		5.19

Floating Rate	INR	6	6	6	5	–	–	23	23	–	–
Average Interest Rate %		13.68	13.68	13.68	13.74	–	–	13.69		–

Floating Rate	EUR	203	203	203	203	203	402	1,417	1,493	–	–
Average Interest Rate %		3.61	4.48	5.22	5.70	6.03	6.30	5.38		–

Floating Rate	USD	8	–	–	–	–	–	8	8	–	–
Average Interest Rate %		4.68	–	–	–	–	–	4.68		–

		December 2003								December 2002
		Expected Maturity Dates						Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
		2004	2005	2006	2007	2008	Thereafter
		In HK$ equivalent, millions
Off-balance sheet financial instruments
	Currency
II. Currency Options

US Dollar (in millions)		16	–	–	–	–	–	16	–	–	–
Weighted Average Contract Rate (Vs AUD)		0.6943	–	–	–	–	–	0.6943		–

Japanese Yen (in millions)		13	–	–	–	–	–	13	–	–	–
Weighted Average Contract Rate (Vs AUD)		75.4111	–	–	–	–	–	75.4111		–

Note:

(1)	Fair value for off-balance sheet financial instruments represent the amounts we would receive / (pay) to close out the transactions.

CURRENCY RISK (continued)

	December 2003								December 2002
	Expected Maturity Dates						Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
	2004	2005	2006	2007	2008	Thereafter
	In HK$ equivalent, millions
III. Forward Foreign Exchange Contracts

1 For Firm Commitments
Swiss Franc (in millions)	7	–	–	–	–	–	7	1	1	–
Weighted Average Contract Rate (Vs HKD)	5.6882	–	–	–	–	–	5.6882		5.4745

British Pounds (in millions)	10	–	–	–	–	–	10	1	13	1
Weighted Average Contract Rate (Vs HKD)	13.0053	–	–	–	–	–	13.0053		11.4866

Japanese Yen (in millions)	25	–	–	–	–	–	25	1	20	–
Weighted Average Contract Rate (Vs HKD)	0.0703	–	–	–	–	–	0.0703		0.0662

Euro (in millions)	181	–	–	–	–	–	181	22	165	8
Weighted Average Contract Rate (Vs HKD)	8.6554	–	–	–	–	–	8.6554		7.6674

Euro (in millions)	–	–	–	–	–	–	–	–	21	–
Weighted Average Contract Rate (Vs USD)	–	–	–	–	–	–	–		1.0773

2 For Anticipated Transactions
Australian Dollar (in millions)	1,130	–	–	–	–	–	1,130	(15)	243	–
Weighted Average Contract Rate (Vs HKD)	5.6747	–	–	–	–	–	5.6747		4.3718

British Pounds (in millions)	1	–	–	–	–	–	1	–	–	–
Weighted Average Contract Rate (Vs HKD)	13.0053	–	–	–	–	–	13.0053		–

Japanese Yen (in millions)	–	–	–	–	–	–	–	–	7	–
Weighted Average Contract Rate (Vs HKD)	–	–	–	–	–	–	–		0.0662

Euro (in millions)	68	–	–	–	–	–	68	8	171	10
Weighted Average Contract Rate (Vs HKD)	8.6554	–	–	—	–	–	8.6554		7.6674

US Dollars (in millions)	9,709	9,024	8,635	8,194	7,728	–	43,290	(322)	22,523	57
Weighted Average Contract Rate (Vs HKD)	7.8002	7.7736	7.7795	7.7939	7.7916	–	7.7878		7.7984

3 For Net Investment in Foreign Operations
Australian Dollar (in millions)	610	–	–	–	–	–	610	(12)	–	–
Weighted Average Contract Rate (Vs HKD)	5.7042	–	–	–	–	–	5.7042		–

Note:

(1)	Fair value for off-balance sheet financial instruments represent the amounts we would receive / (pay) to close out the transactions.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.	Controls and Procedures

We have a policy of open communication and fair disclosure. Disclosure is a key means to enhance our corporate governance standards, in that it provides our shareholders with the information necessary for them to form their own judgment and to provide feedback to us. However, we understand that more disclosure does not necessarily result in increased transparency. The integrity of the information provided is essential for building market confidence.

We aim to present a clear and balanced assessment of our financial position and prospects. Our Directors ensure that accounts are prepared so as to give a true and fair view of our financial status. Financial results are announced as early as possible, and audited accounts are published within three months after the end of the financial year. Quarterly statements are issued to keep shareholders informed of our performance and operations of the Group.

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures had been carried out during the year under the supervision and with the participation of our management, including Mr. Andrew Brandler, our Group Managing Director & Chief Executive Officer, and Mr. Peter P. W. Tse, our Group Executive Director & Chief Financial Officer. Based on such evaluation, our Group Managing Director & Chief Executive Officer and Group Executive Director & Chief Financial Officer have concluded that our disclosure controls and procedures are effective, as of the end of the period covered by the annual report.

We also provide our shareholders and other stakeholders with information on our corporate governance structure, policies and systems via the Internet. See “Item 6. Directors, Senior Management and Employees — Board Practices — Reporting via Internet”

During the year, our major subsidiary, CLP Power Hong Kong has implemented a new Customer Care and Marketing System (CCMS). The CCMS is an on-line, integrated, billing and customer services system which could significantly affect the company’s internal control over financial reporting. The change is made in order to provide better services covering billing, finance, customer services, device management and customer relationship management. Great care has been taken in every phase of the implementation of the CCMS and management is satisfied that the system is adequately designed and operating effectively. Other than the aforementioned, there have been no other significant changes in our internal controls over financial reporting that occurred during the period covered by the annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

In May 2003, our Board of Directors has determined Mr. V. F. Moore to be our audit committee financial expert.

Mr. Moore was appointed as our Non-executive Director in 1997 and became our Independent Non-executive Director effective from September 27, 2002. He has also acted as the Chairman of the Audit Committee since April 1, 1998. He is a Fellow of The Institute of Chartered Accountants in England and Wales and a Fellow of The Hong Kong Society of Accountants. His biographical details are shown in “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management”.

Item 16B.	Code of Ethics

We have adopted a value framework which sets out our vision, mission, strategy, values and policies. Under the guidance of this framework, we are committed to act with integrity in all our activities; we care how results are achieved, not just that they are achieved. This commitment stems from a corporate awareness that our long-term interests are best served by maintaining a strong commitment to honest and open business practices.

The value framework includes a formal Code of Conduct (the “Code”), which places all employees (including our Group Managing Director & Chief Executive Officer, Group Executive Director & Chief Financial Officer and Director of Group Financial Control) and directors under specific obligations as to the ethics and principles by which our business is conducted. We adopted our initial Code in the early 1990’s and we believe we are amongst the first companies in Hong Kong to document our commitments in such a code. We amended our Code in December 2002 to address the code of ethics requirements of the Sarbanes-Oxley Act. There have been no changes to the Code nor any waiver been granted since then.

During the year, control awareness workshops were held as a refresher for our employees in Hong Kong on the importance and rationale of our control systems, including the Code. Employees above a designated level are also required to sign annual statements confirming their compliance with the Code.

To establish a shared vision and a common set of values for all of our employees, we have also rolled out the value framework amongst our colleagues elsewhere in the CLP Group. Our Code has already been applied to GPEC, one of the two newly consolidated subsidiaries. A statement of principles and ethics, reflecting our Code, has been issued to all employees at Yallourn Energy, the other newly consolidated subsidiary. In the case of joint ventures or companies in which we do not hold a controlling interest, our representatives concerned are expected to act in accordance with the Code themselves and to do everything possible to influence those with whom they are working to ensure that they also act to similar standards of integrity and ethical behavior.

The text of the Code is posted on our website www.clpgroup.com under the “Corporate Governance — CLP Value Framework and Policy — CLP Value Framework — Code of Conduct” section.

Item 16C.	Principal Accountant Fees and Services

	Total Fees (Note)
	2003 2002
	(in HK$ millions)

Audit fees	10	4
Audit-related fees	3	2
Tax fees	1	1

	14	7

Note: The total fees for 2002 covered the services provided by PricewaterhouseCoopers Hong Kong, while the total fees for 2003 covered services provided by Hong Kong PricewaterhouseCoopers and overseas PricewaterhouseCoopers offices as Yallourn Energy, Australia and GPEC, India were reclassified as subsidiary companies of the Group in 2003.

Audit fees

Audit fees are fees billed for professional services rendered for the audit of our consolidated financial statements and the review of the interim consolidated financial statements.

Audit-related fees

Audit-related fees were billed for assurance and related services that are not reported under “Audit fees”. These services include employee benefit plan audits, annual review of offering circular under the MTN programme, merger and acquisition related services for potential projects, including accounting and tax due diligence, financial model audit and completion account audit, attest services that were not required by statute or regulation, and consultations concerning financial accounting and reporting standards.

Tax fees

Tax fees in 2003 were related to services for tax compliance, tax planning, tax advisory and filing services for expatriates or staff working outside Hong Kong and other tax advice.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

Our Audit Committee is responsible for appointing, setting compensation, and overseeing the work of the independent auditor. The Audit Committee has established policy and procedures for pre-approval of audit and non-audit services of our auditor. The policy stipulates that the auditor will not be employed for non-audit work unless it constitutes permissible non-audit work as defined in the Sarbanes-Oxley Act and has been pre-approved by the Audit Committee. In addition, there must be clear efficiencies and value-added benefits to us from that work being undertaken by the auditor, with no adverse effect on the independence of their audit work, or the perception of such independence. The total amount of permissible non-audit services provided by the auditor each year should be budgeted at a level determined as appropriate by the Audit Committee, taking into account the business activities and the amount of audit work.

The guideline also outlines the procedures for the approval of permissible non-audit services by our auditor. Such engagement can be approved on a case-by-case basis by the Audit Committee or based on pre-approval procedures endorsed by the Audit Committee as set out below.

(a)	At the beginning of each year, a budget for the provision of permissible non-audit services is to be submitted for consideration and approval by the Audit Committee.

(b)	Before the actual engagement of the auditor, the relevant business unit is to submit to the Group Executive Director & Chief Financial Officer, on a case-by-case basis and against the pre-approved budget, justification that the service meets the requirements of pre-approval policy and guidelines and does not impair the independence of the auditor.

(c)	The Group Executive Director & Chief Financial Officer, if he considers the proposal is in order, may endorse the engagement where the estimated fee for that engagement is not more than HK$0.5 million.

(d)	If the estimated service fee is more than HK$0.5 million, or if it exceeds the pre-approved budget level for that category of service, it will be submitted to the Audit Committee for explicit approval.

(e)	A report on the actual engagement of the auditor for permissible non-audit services to the Group will be submitted to the Audit Committee half yearly, detailing the cost of each service and the justification thereof.

The Audit Committee is permitted to approve fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. During the year, none of the fees paid were approved pursuant to the de minimus exception.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.	Financial Statements

Our consolidated financial statements and the report thereon by our independent auditors listed below are attached to this annual report as follows:

Page

CLP Holdings Limited

Report of Independent Auditors	F – 2

Consolidated Profit and Loss Account for the years ended December 31, 2001, 2002 and 2003	F – 3

Consolidated Balance Sheet as of December 31, 2002 and 2003	F – 4

Statement of Changes in Equity for the years ended December 31, 2001, 2002 and 2003	F – 5 to F – 6

Consolidated Cash Flow Statement for the years ended December 31, 2001, 2002 and 2003	F – 7

Notes to the Consolidated Financial Statements	F – 8 to F – 61

Scheme of Control Statement	F – 62 to F – 63

Castle Peak Power Company Limited

Report of Independent Auditors	F – 64

Profit and Loss Account for the years ended December 31, 2001, 2002 and 2003	F – 65

Balance Sheet as of December 31, 2002 and 2003	F – 66

Statement of Changes in Equity for the years ended December 31, 2001, 2002 and 2003	F – 67

Cash Flow Statement for the years ended December 31, 2001, 2002 and 2003	F – 68

Notes to Financial Statements	F – 69 to F – 80

Item 18.	Financial Statements

Not applicable.

Item 19.	Exhibits

Exhibit Index
Exhibit No.	Description

1.1	Memorandum and Articles of Association of our company adopted on October 8, 1997 and December 12, 1997, amended on October 8, 1999, April 25, 2002, May 5, 2003 and April 22, 2004.

2.1*	Trust Deed in respect of the US$1,500,000,000 Medium Term Note Programme, established by our indirectly wholly owned subsidiary, CLP Power Hong Kong Financing Limited on April 3, 2002 and guaranteed by CLP Power Hong Kong Limited.

8.1	List of subsidiaries. See “Item 4. Information on the Company — C. Organization Structure”.

12.1	Certification by our Group Managing Director & Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by our Group Executive Director & Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by our Group Managing Director & Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by our Group Executive Director & Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2001, dated June 25, 2002 and filed with the Securities and Exchange Commission on June 27, 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLP HOLDINGS LIMITED

By:	/s/ Peter P. W. Tse
Peter P. W. Tse Group Executive Director & Chief Financial Officer

Date: June 16, 2004

INDEX TO FINANCIAL STATEMENTS

Page
CLP Holdings Limited

Report of Independent Auditors	F - 2

Consolidated Profit and Loss Account for the years ended December 31, 2001, 2002 and 2003	F - 3

Consolidated Balance Sheet as of December 31, 2002 and 2003	F - 4

Statement of Changes in Equity for the years ended December 31, 2001, 2002 and 2003	F – 5 to F – 6

Consolidated Cash Flow Statement for the years ended December 31, 2001, 2002 and 2003	F – 7

Notes to the Consolidated Financial Statements	F – 8 to F – 61

Scheme of Control Statement	F – 62 to F – 63

Castle Peak Power Company Limited

Report of Independent Auditors	F – 64

Profit and Loss Account for the years ended December 31, 2001, 2002 and 2003	F – 65

Balance Sheet as of December 31, 2002 and 2003	F – 66

Statement of Changes in Equity for the years ended December 31, 2001, 2002 and 2003	F – 67

Cash Flow Statement for the years ended December 31, 2001, 2002 and 2003	F – 68

Notes to Financial Statements	F – 69 to F – 80

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of

CLP Holdings Limited

We have audited the accompanying consolidated balance sheets of CLP Holdings Limited and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated profit and loss accounts, statements of changes in equity and cash flow statements for the years ended December 31, 2001, 2002 and 2003 which, as described in Note 1, have been prepared on the basis of accounting principles generally accepted in Hong Kong. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Hong Kong. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Scheme of Control statement for the years ended December 31, 2001, 2002 and 2003 set out on page F-63, which has been prepared in accordance with the provisions of the Scheme of Control on page F-62, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CLP Holdings Limited and its subsidiaries at December 31, 2002 and 2003, and the results of its operations and cash flows for the years ended December 31, 2001, 2002 and 2003 in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated financial position as expressed in Hong Kong dollars at December 31, 2002 and 2003, the determination of consolidated net income and the classification of consolidated cash flows also expressed in Hong Kong dollars for the years ended December 31, 2001, 2002 and 2003, as adjusted, to the extent summarized in Note 36 to the consolidated financial statements.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong

February 25, 2004

CLP HOLDINGS LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Year ended December 31,
	Note	2001	2002	2003	2003
		HK$M	HK$M	HK$M	US$M
		(Restated)	(Restated)

TURNOVER	2, 3	24,999	26,134	28,248	3,638

Expenses
Purchases of electricity	2, 33	15,252	15,586	15,873	2,044
Staff expenses	2	929	945	1,157	149
Fuel and other net operating costs	2	1,246	1,331	2,249	290
Depreciation	2	1,624	1,749	2,357	303

		19,051	19,611	21,636	2,786

Property disposal gain		–	313	–	–

Operating profit	2, 3, 4	5,948	6,836	6,612	852
Finance costs	5	(187)	(189)	(688)	(89)
Finance income	5	29	33	48	6
Hok Un redevelopment profit		1,752	282	291	37
Share of profits less losses of jointly controlled entities		2,348	2,992	3,399	438
Share of profits less losses of associated companies		71	86	102	13

Profit before taxation		9,961	10,040	9,764	1,257
Taxation	10	(1,128)	(1,293)	(1,712)	(220)

Profit after taxation		8,833	8,747	8,052	1,037
Transfers under Scheme of Control (SoC)	11	(1,506)	(1,643)	(365)	(47)

EARNINGS	12

SoC earnings (Page F-63)		5,422	5,814	6,281	809
Non-SoC operating earnings	13	531	998	1,600	206
Unallocated net finance income/(costs)		11	(54)	(63)	(8)
Unallocated Group expenses		(105)	(200)	(371)	(48)

Total operating earnings		5,859	6,558	7,447	959
Hok Un redevelopment profit/property disposal gain	6	1,468	546	240	31

Total earnings		7,327	7,104	7,687	990

DIVIDENDS	14
Interim dividends paid
Ordinary		2,605	2,746	2,962	382
Final dividends
Ordinary		1,059	1,228	1,565	201
Special		1,469	554	241	31

		5,133	4,528	4,768	614

Earnings per share	15	HK$2.95	HK$2.95	HK$3.19	US$0.41

Note:	The comparative figures for 2001 and 2002 have been restated as a result of the adoption of SSAP No. 12 (Revised) “Income Taxes” as explained in Note 1(Q) to the Accounts.

CLP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEET

		As of December 31,
	Note	2002	2003	2003
		HK$M	HK$M	US$M
		(Restated)
CAPITAL EMPLOYED
Fixed assets	2, 16	36,550	54,157	6,975
Goodwill	17	–	(1,017)	(131)
Investments in jointly controlled entities	19	18,982	14,687	1,892
Investments in associated companies	20	1,426	1,593	205
Investment securities	21	287	9	1
Deferred tax assets	29	–	952	123
Employee retirement benefit plan assets	9	1,138	–	–

		58,383	70,381	9,065

Current assets
Deposits, bank balances and cash	22	516	787	101
Other investments	23	671	10	1
Inventories – stores and fuel		67	230	30
Trade and other receivables	2, 24	1,256	4,424	570

		2,510	5,451	702

Current liabilities
Customers’ deposits		(2,684)	(2,878)	(371)
Short-term loans and current portion of long-term loans and other borrowings	28	(570)	(1,095)	(141)
Fuel clause account	25	(512)	(874)	(113)
Taxation payable		(196)	(64)	(8)
Trade and other payables	26	(3,206)	(3,994)	(514)

		(7,168)	(8,905)	(1,147)

Net current liabilities		(4,658)	(3,454)	(445)

Total assets less current liabilities		53,725	66,927	8,620

REPRESENTED BY
Share capital	27	12,041	12,041	1,551
Share premium		1,164	1,164	150
Reserves		21,901	25,230	3,249
Proposed dividends		1,782	1,806	233

Shareholders’ funds		36,888	40,241	5,183
Minority interest		–	393	51
Long-term loans and other borrowings	2, 28	8,727	17,602	2,267
Deferred tax liabilities	29	3,610	4,614	594
SoC reserve accounts	11	4,500	3,607	465
Other non-current liabilities		–	470	60

		53,725	66,927	8,620

CLP HOLDINGS LIMITED

STATEMENT OF CHANGES IN EQUITY

	Share Capital	Share Premium	Capital Redemption Reserve	Other Reserves	Retained Profits	Total
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M

Balance as at January 1, 2001, as previously reported	10,406	13,362	2,036	(73)	8,883	34,614
Income taxes adjustments (Note 1(Q))	–	–	–	1	(7)	(6)

Balance as at January 1, 2001, restated	10,406	13,362	2,036	(72)	8,876	34,608
Exchange differences arising on translation of:
jointly controlled entities	–	–	–	(197)	–	(197)
associated company	–	–	–	(21)	–	(21)

Net losses not recognized in the profit and loss account	–	–	–	(218)	–	(218)

One-for-five bonus issue	2,081	(2,081)	–	–	–	–
Repurchase of ordinary shares	(380)	–	380	–	(2,282)	(2,282)
Earnings for the year, restated	–	–	–	–	7,327	7,327
Dividends
2000 finals	–	–	–	–	(1,602)	(1,602)
2001 interims	–	–	–	–	(2,605)	(2,605)
Share of other reserves of jointly controlled entities and associated company	–	–	–	4	–	4

Balance as at December 31, 2001, restated	12,107	11,281	2,416	(286)	9,714 (a)	35,232

Company and subsidiary companies	12,107	11,281	2,416	(292)	5,131	30,643
Jointly controlled entities	–	–	–	2	4,416	4,418
Associated company	–	–	–	4	167	171

Balance as at December 31, 2001, restated	12,107	11,281	2,416	(286)	9,714	35,232

Balance as at January 1, 2002, as previously reported	12,107	11,281	2,416	(287)	9,651	35,168
Income taxes adjustments (Note 1(Q))	–	–	–	1	63	64

Balance as at January 1, 2002, restated	12,107	11,281	2,416	(286)	9,714	35,232
Exchange differences arising on translation of:
jointly controlled entities	–	–	–	243	–	243
associated company	–	–	–	29	–	29
designated hedges(b)	–	–	–	(49)	–	(49)

Net gains not recognized in the profit and loss account	–	–	–	223	–	223

Repurchase of ordinary shares	(66)	–	66	–	(397)	(397)
Transfer of share premium to retained profits	–	(10,117)	–	–	10,117	–
Earnings for the year, restated	–	–	–	–	7,104	7,104
Dividends
2001 finals	–	–	–	–	(2,528)	(2,528)
2002 interims	–	–	–	–	(2,746)	(2,746)

Balance as at December 31, 2002, restated	12,041	1,164	2,482	(63)	21,264 (c)	36,888

Company and subsidiary companies	12,041	1,164	2,482	(68)	17,246	32,865
Jointly controlled entities	–	–	–	1	3,777	3,778
Associated companies	–	–	–	4	241	245

Balance as at December 31, 2002, restated	12,041	1,164	2,482	(63)	21,264	36,888

CLP HOLDINGS LIMITED

STATEMENT OF CHANGES IN EQUITY

	Share Capital	Share Premium	Capital Redemption Reserve	Other Reserves	Retained Profits	Total	Total
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	US$M

Balance as at January 1, 2003, as previously reported	12,041	1,164	2,482	(76)	21,176	36,787	4,738
Income taxes adjustments (Note 1(Q))	–	–	–	13	88	101	13

Balance as at January 1, 2003, restated	12,041	1,164	2,482	(63)	21,264	36,888	4,751
Exchange differences arising on translation of:
subsidiary companies	–	–	–	1,075	–	1,075	139
jointly controlled entities	–	–	–	(97)	–	(97)	(12)
associated company	–	–	–	111	–	111	14
designated hedges(b)	–	–	–	(720)	–	(720)	(93)

Net gains not recognized in the profit and loss account	–	–	–	369	–	369	48

Earnings for the year	–	–	–	–	7,687	7,687	990
Dividends
2002 finals	–	–	–	–	(1,782)	(1,782)	(229)
2003 interims	–	–	–	–	(2,962)	(2,962)	(382)
Share of other reserves of
jointly controlled entity	–	–	–	40	(40)	–	–
associated company	–	–	–	41	–	41	5

Balance as at December 31, 2003	12,041	1,164	2,482	387	24,167 (d)	40,241	5,183

Company and subsidiary companies	12,041	1,164	2,482	301	20,182	36,170	4,659
Jointly controlled entities	–	–	–	41	3,595	3,636	468
Associated companies	–	–	–	45	390	435	56

Balance as at December 31, 2003	12,041	1,164	2,482	387	24,167	40,241	5,183

Notes:

(a)	The proposed final dividends as at December 31, 2001 and balance of retained profits after proposed final dividends were HK$2,528 million and HK$7,186 million respectively.
(b)	Including a net loss of HK$603 million (2002: HK$49 million, 2001: nil) arising on designated hedges in foreign currency borrowings and a net loss of HK$117 million (2001 and 2002: nil) in forward contracts.
(c)	The proposed final dividends as at December 31, 2002 and balance of retained profits after proposed final dividends were HK$1,782 million and HK$19,482 million respectively.
(d)	The proposed final dividends as at December 31, 2003 and balance of retained profits after proposed final dividends were HK$1,806 million and HK$22,361 million respectively.

CLP HOLDINGS LIMITED

CONSOLIDATED CASH FLOW STATEMENT

		Year ended December 31,
	Note	2001	2002	2003	2003
		HK$M	HK$M	HK$M	US$M

OPERATING ACTIVITIES
Net cash inflow from operations	30(A)	7,307	7,849	7,858	1,012
Operating interest paid		(192)	(164)	(579)	(74)
Interest received		30	15	17	2
Profits tax paid		(1,007)	(747)	(860)	(111)

NET CASH INFLOW FROM OPERATING ACTIVITIES		6,138	6,953	6,436	829

INVESTING ACTIVITIES
Capital expenditure		(4,471)	(4,734)	(5,451)	(702)
Capitalized interest paid		(119)	(178)	(241)	(31)
Proceeds from disposal of fixed assets		88	85	402	52
Proceeds from disposal of other investments		–	–	659	85
Net cash outflow for acquisition of subsidiaries	30(B)	–	–	(354)	(46)
Net cash outflow on settlement of forward contracts for investment hedging		–	–	(326)	(42)
Investments in and advances to jointly controlled entities		(3,478)	(3,364)	(983)	(127)
Investments in associated companies		(61)	(100)	–	–
Purchase of investment securities		(88)	(187)	(438)	(56)
Proceeds from realization of employee retirement benefit plan assets		–	–	1,155	149
Dividends received from investments
- jointly controlled entities		1,811	2,318	2,970	383
- associated company		57	53	50	6
- other investments		17	17	34	4
Profit received from Hok Un joint venture		1,514	1,581	612	79

NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(4,730)	(4,509)	(1,911)	(246)

NET CASH INFLOW BEFORE FINANCING ACTIVITIES		1,408	2,444	4,525	583

FINANCING ACTIVITIES
Proceeds from long-term borrowings		1,722	4,595	2,019	260
Repayment of long-term borrowings		(76)	(156)	(1,562)	(201)
Increase/(decrease) in short-term borrowings		1,343	(776)	–	–
Repurchase of ordinary shares		(2,282)	(397)	–	–
Dividends paid		(4,207)	(5,274)	(4,744)	(611)

NET CASH OUTFLOW FROM FINANCING ACTIVITIES		(3,500)	(2,008)	(4,287)	(552)

Effect of exchange rate changes		–	–	33	4

(Decrease)/increase in cash and cash equivalents		(2,092)	436	271	35
Cash and cash equivalents at beginning of year		2,172	80	516	66

CASH AND CASH EQUIVALENTS AT END OF YEAR		80	516	787	101

Analysis of cash and cash equivalents	22
Trust fund for unclaimed dividends		–	25	21	3
Deposits, bank balances and cash		80	491	766	98

		80	516	787	101

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of Preparation

The Company, CLP Holdings Limited, and its subsidiaries are collectively referred to as the Group in the consolidated financial statements.

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants. They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain other investments are stated at fair value.

In the current year, the Group adopted Statement of Standard Accounting Practice (SSAP) No. 12 (Revised) “Income Taxes” issued by the Hong Kong Society of Accountants, which is effective for accounting periods commencing on or after January 1, 2003. The change to the Group’s accounting policy and the effect of adopting this revised policy on the accounts is set out in Note 1(Q) – Deferred Taxation.

B.	Scheme of Control (SoC)

The financial operations of the Company’s major subsidiary company, CLP Power Hong Kong Limited (CLP Power Hong Kong), and its jointly controlled entity, Castle Peak Power Company Limited (CAPCO), are governed by a SoC Agreement entered into with the Hong Kong Government. Whilst the current SoC Agreement will expire on September 30, 2008, the accounts are prepared on the basis that there will be no material changes to the current regulatory framework in the foreseeable future. The main features of the SoC are summarized on pages F-62 – F-63.

C.	Basis of Consolidation

The consolidated accounts of the Group incorporate the accounts of the Company and its subsidiary companies made up to the balance sheet date and include the Group’s interests in jointly controlled entities and associated companies on the basis set out in Notes 1(E) and 1(F) below, respectively.

The results of subsidiary companies acquired during the year are included in the consolidated profit and loss account from the effective date of acquisition.

All significant inter-company transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiary companies.

D.	Subsidiary Companies

A subsidiary company is a company which is controlled by the Company and in which the Company has an interest, directly or indirectly, in more than 50% of the issued equity as defined in the Hong Kong Companies Ordinance. Control represents the power to govern the financial and operating policies of that company.

Investments in subsidiary companies are carried on the balance sheet of the Company at cost of equity capital together with advances from and loans to the Company, less provision for impairment. Provisions for investments in, and advances to, subsidiary companies are made when the subsidiary company carries net assets lower than the Company’s respective cost of investment and the diminution is considered not to be recoverable in the near future. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (continued)

E.	Jointly Controlled Entities

A jointly controlled entity is a joint venture in which the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group’s share of the results of the jointly controlled entities for the year, and the consolidated balance sheet includes the Group’s share of the net assets of the jointly controlled entities and goodwill/negative goodwill (net of accumulated amortization) on acquisition.

F.	Associated Companies

An associated company is a company, not being a subsidiary company or jointly controlled entity, in which the Group holds equity share capital for the long term and can exercise significant influence in its management.

The consolidated profit and loss account includes the Group’s share of the results of the associated companies for the year, and the consolidated balance sheet includes the Group’s share of the net assets of the associated companies and goodwill/negative goodwill (net of accumulated amortization) on acquisition.

G.	Goodwill/Negative Goodwill

Goodwill arising on consolidation represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary company, jointly controlled entity or associated company at the date of acquisition, and negative goodwill represents the excess of the fair value of the Group’s share of the net assets acquired over the cost of acquisition.

Goodwill and negative goodwill are amortized on the straight-line basis over their estimated useful economic lives.

H.	Turnover

Turnover represents sales of electricity, other electricity-related revenue, property income, and supply and maintenance services fees. Sales of electricity are based on either actual and accrued consumption derived from meter readings or the amount billed in accordance with the terms of the contractual agreements where applicable during the year. Other revenue is recognized when services are rendered or sales are completed.

I.	Fixed Assets and Depreciation

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. Major renewals and improvements which will result in future economic benefits, in excess of the originally assessed standard of performance of the existing assets, are capitalized, while maintenance and repair costs are charged to the profit and loss account in the year in which they are incurred.

Depreciation of fixed assets used for the electricity business in Hong Kong is based on the rates authorized under the SoC which reflect the pattern in which the assets’ economic benefits are consumed. During the 1998 SoC interim review, agreement was reached with the Hong Kong Government to extend the useful life of overhead lines (132kV and above) from 30 years to 35 years. As a result, the net book value of these overhead lines as at September 30, 1998 is being written off uniformly over the remainder of their extended useful lives.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (continued)

I.	Fixed Assets and Depreciation (continued)

Except for the above, the following bases apply to SoC fixed assets. The cost will be written off uniformly over the useful lives of the assets commencing from the date of commissioning.

Buildings	33 years
Overhead lines (132 kV and above)	35 years
Overhead lines (below 132 kV) and cables	30 years
Generating plant, switchgear and transformers	25 years
Meters, system control equipment, furniture, tools, communication and office equipment	10 years
Computers and office automation equipment other than those forming part of the generating plant	5 years
Motor vehicles	5 years

Fixed assets used for the non-SoC businesses are depreciated on a straight-line basis over their estimated useful lives set out below:

Buildings	30 -31 years
Generating plant, switchgear and transformers	17 -31 years
Mining machines and equipment	10 -30 years
Furniture, fittings and other equipment	5 - 10 years
Computers and office equipment	3 - 7 years
Motor vehicles	3 - 8 years

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the profit and loss account.

J.	Impairment of Long-Lived Assets and Goodwill

The Group reviews the carrying amounts of long-lived assets and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the recoverable amount.

K	Properties under Development

Properties under development comprise land cost and development expenses including professional charges and are stated at the lower of cost and net realizable value. The income from the sale of development properties is recognized only when the property or any portion thereof contracted for sale is completed and the relevant occupation permit is issued.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (continued)

L.	Investments in Securities

(i)	Held-to-maturity securities

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

Other investments are carried at fair value. At each balance sheet date, the net unrealized gains or losses arising from the changes in fair value of other investments are recognized in the profit and loss account. Profits or losses on disposal of other investments, representing the difference between net sales proceeds and the carrying amounts, are recognized in the profit and loss account as they arise.

M.	Inventories

Inventories comprise stores and fuel and are valued at the lower of cost and net realizable value. Cost is calculated on the weighted average basis for stores and the first-in, first-out or weighted average basis as appropriate for fuel. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

N.	Cash and cash equivalents

Cash and cash equivalents are carried at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash at banks and on hand, demand deposits with banks and other financial institutions, short-term, highly liquid investments that are readily convertible to cash and with a maturity of three months or less from date of investment, and bank overdrafts.

O.	Foreign Currencies

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

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (continued)

O.	Foreign Currencies (continued)

The accounts of subsidiary companies, jointly controlled entities or associated companies denominated in foreign currencies are translated into Hong Kong dollars using the year end rates of exchange for balance sheet items and the average rates of exchange for the year for the profit and loss items. Exchange differences are dealt with as a movement in reserves.

P.	Employee Benefits

(i)	Retirement benefits

The Group operates and participates in a number of defined contribution plans, the assets of which are held in separate trustee-administered funds. The pension plans are funded by payments from employees and by the Group.

Commencing from January 1, 2003, the retirement benefit plans for staff employed by Group companies in Hong Kong are regarded as defined contribution schemes. Contributions to the defined contribution retirement plans, including contributions to Mandatory Provident Funds (MPF) as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized in the year to which the contributions relate.

For defined benefit plans in place prior to January 1, 2003, retirement benefit costs were assessed using the projected unit credit method. Under this method the regular cost of providing retirement benefits is spread over the service lives of employees in accordance with the advice of qualified actuaries who carry out periodic valuations of the plans. The retirement benefit obligation is measured based upon the estimated future cash outflows, discounted by reference to market yields on high quality corporate bonds which have a similar term to the related liabilities. Plan assets are measured at fair value. Actuarial gains and losses are recognized over the average remaining service lives of employees. The surplus of plan assets over the present value of benefit obligations, if recognized, is restricted to the present value of economic benefits available to the Group.

(ii)	Incentive bonus and employee leave entitlement

Provisions are made for the estimated liability for incentive bonus and annual leave as a result of services rendered by employees up to the balance sheet date.

Q.	Deferred Taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred taxation is provided on temporary differences arising on investments in subsidiary companies, jointly controlled entities and associated companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Q.	Deferred Taxation (continued)

Previously, the Group accounted for deferred taxation in the SoC business on a full provision basis in respect of timing differences attributable to accelerated depreciation at the taxation rate in force in the year in which the differences arose. In the non-SoC business, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future.

The adoption of the SSAP No. 12 (Revised) represents a change in accounting policy, which has been applied retrospectively so that the comparative figures presented have been restated to conform to the changed policy. The principal temporary differences recognized upon adoption by the Group arise from the restatement of assets to fair value on acquisition, withholding taxation on retained profits of overseas investments and tax losses carried forward.

As disclosed in the consolidated statement of changes in equity, as at January 1, 2001, 2002 and 2003, the retained profits have been (decreased)/increased by HK$(7) million, HK$63 million and HK$88 million and the other reserves increased by HK$1million, HK$1 million and HK$13 million respectively. These changes have resulted in a reduction in deferred tax liabilities as at December 31, 2001 and 2002 of HK$112 million and HK$111 million respectively, with the corresponding adjustments to i) increase the Group’s share of net assets of jointly controlled entities by HK$442 million and HK$579 million and ii) decrease in the Group’s share of net assets of associated companies by HK$14 million and HK$22 million respectively, iii) increase positive goodwill and create negative goodwill on jointly controlled entities by HK$9 million and HK$369 million respectively as at December 31, 2001; reduce positive goodwill and create negative goodwill on jointly controlled entities by HK$56 million and HK$396 million respectively as at December 31, 2002 and iv) increase other payables by HK$115 million as at December 31, 2001 and 2002. The impact of SSAP No. 12 (Revised) on the profit and loss account for the year ended December 31, 2001 and 2002 has been an increase in reported net profit of HK$70 million and HK$25 million respectively. In addition, the 2001 and 2002 earnings per share including Hok Un redevelopment profit/property disposal gain has been increased from HK$2.92 to HK$2.95 and HK$2.94 to HK$2.95 per share respectively (an increase from HK$2.33 to HK$2.36 and HK$2.71 to HK$2.72 per share if excluding Hok Un redevelopment profit/property disposal gain).

R.	Borrowing Costs

Borrowing costs include interest and other costs incurred in connection with the borrowing of funds. Borrowing costs are charged to the profit and loss account in the year in which they are incurred, except to the extent that they are capitalized when they are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to complete.

S.	Related Parties

Related parties are individuals and companies, where the individual or company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

T.	Comparatives

Where necessary, comparative figures have been restated to conform with changes in presentation in the current financial year.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (continued)

U.	Translation of 2003 Consolidated Financial Statements to United States Dollars (U.S. Dollars)

The Group publishes its consolidated financial statements in Hong Kong Dollars. Solely for the convenience of the reader, the 2003 consolidated financial statements have been translated into U.S. Dollars at the specified rate below. These translations should not be construed as representations that the Hong Kong Dollar amounts actually represent such U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated. The translation of Hong Kong Dollars into U.S. Dollars has been made at the rate of HK$7.7640 to US$1.00, which was the noon buying rate in New York City for cable transfers in Hong Kong Dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003.

2.	ACQUISITION OF ADDITIONAL INTERESTS IN YALLOURN ENERGY AND GPEC

Pursuant to an agreement entered into with Powergen UK plc (Powergen) in November 2002 to acquire all of its remaining interests in BLCP Power Limited (BLCP), Yallourn Energy Pty Limited (Yallourn Energy) and Gujarat Paguthan Energy Corporation Private Limited (GPEC), the acquisitions of these additional interests were completed on January 10, 2003, April 16, 2003 and June 11, 2003 respectively. After these acquisitions, the Group owns 50% of BLCP, the developer of a 1,434MW coal-fired power project in Thailand; 92% of Yallourn Energy, the owner-operator of a 1,480MW coal-fired power station and a coal mine in Victoria, Australia; and 100% of GPEC, the owner-operator of a 655MW combined cycle power station in Gujarat, India.

The Group assumed control of Yallourn Energy and GPEC from the date on which the acquisition of additional interests were completed and accordingly these companies were reclassified from jointly controlled entities to subsidiary companies of the Group on the respective acquisition dates. BLCP remains as a jointly controlled entity of the Group.

The total cost of the acquisition of Powergen’s remaining interests in Yallourn Energy (18.4%) and in GPEC (20%) was HK$836 million. Negative goodwill of HK$457 million has been recognized and is being amortized over 16 to 29 years from the respective date of acquisition. Details of the fair value of net assets acquired are as follows:

HK$M

Fixed assets, net	12,504
Deferred tax assets	808
Trade and other receivables	2,260
Other assets	140
Cash and cash equivalents	482
Trade and other payables	(1,079)
Other liabilities	(450)
Deferred tax liabilities	(222)
Loans and other borrowings	(7,745)
Minority interest	(227)
Net assets previously recorded as jointly controlled entities	(5,178)

Fair value of net assets acquired	1,293
Negative goodwill attributable to subsidiary companies acquired	(457)

Total consideration paid (Note 30(B))	836

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	ACQUISITION OF ADDITIONAL INTERESTS IN YALLOURN ENERGY AND GPEC (continued)

The effect of the consolidation of Yallourn Energy and GPEC on the Group’s operating profit and financial position is analysed as follows:

(A) Operating Profit

	2001	2002	2003
	HK$M	HK$M	Acquisitions of Yallourn Energy and GPEC HK$M	Existing Operations HK$M	Total HK$M

Turnover	24,999	26,134	2,268	25,980	28,248

Expenses
Purchases of electricity (a)	15,252	15,586	–	15,873	15,873
Staff expenses	929	945	146	1,011	1,157
Fuel and other net operating costs	1,246	1,331	800	1,449	2,249
Depreciation	1,624	1,749	372	1,985	2,357

	19,051	19,611	1,318	20,318	21,636

Property disposal gain	–	313	–	–	–

Operating profit	5,948	6,836	950	5,662	6,612

Note (a): Represents the purchases of electricity for the SoC business, details of which are disclosed in Note 33.

(B) Financial Position

	2002	2003
	HK$M	Acquisitions of Yallourn Energy and GPEC HK$M	Existing Operations HK$M	Total HK$M

Fixed assets	36,550	14,687	39,470	54,157
Goodwill	–	–	(1,017)	(1,017)
Investments in jointly controlled entities, associated companies and investment securities	20,695	–	16,289	16,289
Deferred tax assets	–	952	–	952
Employee retirement benefit plan assets	1,138	–	–	–

	58,383	15,639	54,742	70,381

Deposits, bank balances and cash	516	338	449	787
Trade and other receivables	1,256	3,153	1,271	4,424
Other current assets	738	158	82	240

	2,510	3,649	1,802	5,451

Total assets	60,893	19,288	56,544	75,832

Current liabilities	7,168	1,625	7,280	8,905

Long-term loans and other borrowings	8,727	7,525	10,077	17,602
Deferred tax liabilities	3,610	317	4,297	4,614
SoC reserve accounts	4,500	–	3,607	3,607
Other non-current liabilities	–	369	101	470

	16,837	8,211	18,082	26,293

Total liabilities	24,005	9,836	25,362	35,198

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	TURNOVER AND SEGMENT INFORMATION

An analysis of the Group’s turnover, contribution to operating profit and profit before financing and taxation for the year, by principal activities, is as follows:

Turnover comprises:	2001 HK$M	2002 HK$M	2003 HK$M

SoC business	24,806	25,844	25,739
Power projects outside Hong Kong	17	35	2,310
Telecom business	9	71	25
Other businesses	167	184	174

	24,999	26,134	28,248

Operating Profit/(Loss) (Note (A)) comprises:	2001 HK$M	2002 HK$M	2003 HK$M

SoC business	6,419	7,147	6,311
Power projects outside Hong Kong	(211)	(214)	708
Telecom business	(192)	(175)	(20)
Other businesses	37	278	(16)
Unallocated Group expenses	(105)	(200)	(371)

	5,948	6,836	6,612

Profit/(Loss) Before Financing and Taxation (Note (B)) comprises:	2001 HK$M	2002 HK$M	2003 HK$M

SoC business	7,910	8,719	8,027
Power projects outside Hong Kong	715	1,315	2,560
Telecom business	(192)	(182)	(86)
Other businesses	1,791	544	274
Unallocated Group expenses	(105)	(200)	(371)

	10,119	10,196	10,404

Note (A):	Operating Profit/(Loss) is stated before taking into account the Group’s share of profits less losses of jointly controlled entities and associated companies.

Note (B):	Profit/(Loss) Before Financing and Taxation is stated after taking into account the Group’s share of profits less losses of jointly controlled entities and associated companies.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	TURNOVER AND SEGMENT INFORMATION (continued)

The following shows the carrying amount of segment assets and capital expenditure incurred by business segments:

	Total Assets		Capital Expenditure (a)
	2002 HK$M	2003 HK$M	2002 HK$M	2003 HK$M

SoC business	38,466	40,735	4,923	5,125
Power projects outside Hong Kong	1,109	17,367	187	466
Other businesses	350	290	18	2
Unallocated items	560	208	6	1

	40,485	58,600	5,134	5,594

Investments in jointly controlled entities	18,982	14,687
Investments in associated companies	1,426	1,593
Tax assets	–	952

Total assets	60,893	75,832

Note (a):	Includes additions of fixed assets and other segment assets.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	TURNOVER AND SEGMENT INFORMATION (continued)

The Group operates, through its subsidiary companies, jointly controlled entities and associated companies, in three major geographical regions - Hong Kong, the Chinese mainland and the Asia-Pacific region. Information about the Group’s operations by geographical regions is as follows:

2003	Hong Kong HK$M	Chinese Mainland HK$M	Asia- Pacific Region HK$M	Unallocated Items HK$M	Total HK$M

Turnover	25,935	–	2,310	3	28,248

Segment results	6,275	(145)	853	(371)	6,612
Hok Un redevelopment profit	291	–	–	–	291
Share of profits less losses of jointly controlled entities	1,715	1,290	394	–	3,399
Share of profits less losses of associated companies	(66)	–	168	–	102

Profit/(Loss) before financing and taxation	8,215	1,145	1,415	(371)	10,404
Finance costs					(688)
Finance income					48
Taxation					(1,712)

Profit after taxation					8,052
Transfers under SoC					(365)

Earnings for the year					7,687

Capital expenditure (Note (a))	5,127	2	464	1	5,594
Depreciation	1,978	2	375	2	2,357
Amortization of goodwill/negative goodwill and cost of investment	16	38	(15)	–	39
Impairment charges	62	–	–	–	62

As at December 31, 2003
Segment assets	41,025	16	17,351	208	58,600
Investments in jointly controlled entities	6,845	6,400	1,442	–	14,687
Investments in associated companies	84	–	1,509	–	1,593
Tax assets	–	–	952	–	952

Consolidated total assets	47,954	6,416	21,254	208	75,832

Segment liabilities	10,232	78	1,441	72	11,823
Total borrowings	–	–	8,051	10,646	18,697
Tax liabilities	4,334	–	344	–	4,678

Consolidated total liabilities	14,566	78	9,836	10,718	35,198

Note (a):   Includes additions of fixed assets and other segment assets.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	TURNOVER AND SEGMENT INFORMATION (continued)

2002	Hong Kong HK$M	Chinese Mainland HK$M	Asia- Pacific Region HK$M	Unallocated Items HK$M	Total HK$M

Turnover	26,096	–	35	3	26,134

Segment results	7,250	(118)	(96)	(200)	6,836
Hok Un redevelopment profit	282	–	–	–	282
Share of profits less losses of jointly controlled entities	1,556	1,086	350	–	2,992
Share of profits less losses of associated companies	(7)	–	93	–	86

Profit/(Loss) before financing and taxation	9,081	968	347	(200)	10,196
Finance costs					(189)
Finance income					33
Taxation					(1,293)

Profit after taxation					8,747
Transfers under SoC					(1,643)

Earnings for the year					7,104

Capital expenditure (Note (a))	4,941	1	186	6	5,134
Depreciation	1,743	2	2	2	1,749
Amortization of goodwill/negative goodwill and cost of investment	9	49	18	–	76
Impairment charges	97	–	–	–	97

As at December 31, 2002
Segment assets	38,816	97	1,012	560	40,485
Investments in jointly controlled entities	6,232	6,291	6,459	–	18,982
Investments in associated companies	150	–	1,276	–	1,426

Consolidated total assets	45,198	6,388	8,747	560	60,893

Segment liabilities	10,773	48	29	52	10,902
Total borrowings	–	–	–	9,297	9,297
Tax liabilities	3,806	–	–	–	3,806

Consolidated total liabilities	14,579	48	29	9,349	24,005

Note (a):   Includes additions of fixed assets and other segment assets.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	TURNOVER AND SEGMENT INFORMATION (continued)

2001	Hong Kong HK$M	Chinese Mainland HK$M	Asia- Pacific Region HK$M	Unallocated Items HK$M	Total HK$M

Turnover	24,979	–	18	2	24,999

Segment results	6,264	(101)	(110)	(105)	5,948
Hok Un redevelopment profit	1,752	–	–	–	1,752
Share of profits less losses of jointly controlled entities	1,494	1,116	(262)	–	2,348
Share of profits less losses of associated company	–	–	71	–	71

Profit/(Loss) before financing and taxation	9,510	1,015	(301)	(105)	10,119
Finance costs					(187)
Finance income					29
Taxation					(1,128)

Profit after taxation					8,833
Transfers under SoC					(1,506)

Earnings for the year					7,327

Capital expenditure (Note (a))	4,649	4	86	2	4,741
Depreciation	1,619	2	2	1	1,624
Amortization of goodwill/negative goodwill and cost of investment	2	47	5	–	54

As at December 31, 2001
Segment assets	35,874	91	1,124	117	37,206
Investments in jointly controlled entities	6,764	6,157	2,946	–	15,867
Investment in associated company	–	–	1,216	–	1,216

Consolidated total assets	42,638	6,248	5,286	117	54,289

Segment liabilities	9,965	27	18	35	10,045
Total borrowings	–	–	–	5,567	5,567
Tax liabilities	3,445	–	–	–	3,445

Consolidated total liabilities	13,410	27	18	5,602	19,057

Note (a):   Includes additions of fixed assets and other segment assets.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	OPERATING PROFIT

	2001 HK$M	2002 HK$M	2003 HK$M
Operating profit is stated after charging/(crediting) the following:

Charging
Staff costs (A)
Salaries and other costs	1,276	1,275	1,447
Retirement benefits costs (Note 9)	102	87	129
Auditors’ remuneration (B)	3	4	10
Impairment loss and write back	–	70	13
Loss on disposal of fixed assets	107	79	152
Loss on disposal of other investments	–	–	12
Loss on curtailment of employee retirement benefit plan	–	83	–

Crediting
Other net exchange gains	(9)	(6)	(15)
Net rental income from properties	(18)	(16)	(15)
Gain on disposal of staff quarters at Ho Man Tin Hill Road	–	(313)	–
Capital gains on disposal of other properties	(52)	(8)	–
Gain on realization of retirement benefit plan asset (Note 9)	–	–	(17)
Amortization of goodwill and negative goodwill	–	–	(40)

(A)	Staff costs include amounts recharged to jointly controlled entities for services provided.
(B)	The amount shown in 2003 includes audit fees of HK$3 million for companies re-classified as subsidiary companies in 2003.

5.	FINANCE COSTS AND INCOME

	2001 HK$M	2002 HK$M	2003 HK$M
Finance costs:
Interest expenses on bank loans and overdrafts	63	127	563
Interest expenses on other loans
wholly repayable within five years	165	166	165
not wholly repayable within five years	–	62	107
Interest expenses on customers’ deposits and others	86	23	31
Finance charges	11	36	43
Exchange (gains)/losses	(4)	(22)	37

	321	392	946
Less: amount capitalized	(134)	(203)	(258)

	187	189	688

Finance income:
Net interest income from investment securities (A)	6	11	18
Interest income on bank deposits	23	5	20
Interest income on advance to a jointly controlled entity	–	17	10

	29	33	48

(A)	The net interest income relates to interest income on A$160 million floating rate notes issued by Mezzco Pty Ltd. Mezzco Pty Ltd is a wholly-owned subsidiary company of AusPower Holdings Pty Ltd, which is the immediate holding company of Yallourn Energy. This interest income relates to the period during which Yallourn Energy was accounted for as a jointly controlled entity.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	HOK UN REDEVELOPMENT PROFIT/PROPERTY DISPOSAL GAIN

	2001 HK$M	2002 HK$M	2003 HK$M

Property disposal gain (A)	–	313	–

Hok Un redevelopment profit (B)
Share of profit before taxation	1,751	282	291
Reversal of provision	1	–	–

	1,752	282	291
	(284)	(49)	(51)

Share of profit after taxation	1,468	233	240

	1,468	546	240

(A)	The Group recorded a capital gain from disposal of a site which was formerly used as staff quarters in Ho Man Tin Hill.
(B)	During the year, the Group recorded its share of profit arising from the sale of the remaining units of Phases 4 and 5 and car parking spaces at Laguna Verde.

7.	DIRECTORS’ REMUNERATION

The CLP Holdings’ Board is currently composed of thirteen (2002 and 2001: thirteen) Non-executive Directors and four (2002: three, 2001: four) Executive Directors.

Non-Executive Directors’ Remuneration

Non-executive Directors of the Company are paid fees in line with market practice, based on a formal independent review undertaken no less frequently than every three years. The levels of remuneration for Non-executive Directors have remained unchanged since 1995 (save that the additional fee for Directors serving on the Audit Committee was first introduced in 2000). In the year ended December 31, 2003, the fees paid to each of the Non-executive Directors were as follows:

HK$

Chairman	225,000
Vice-Chairmen	150,000
Non-executive Director	100,000
Director serving on the Audit Committee	50,000

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	DIRECTORS’ REMUNERATION (continued)

Executive Directors

Under the current remuneration package, there are three key components of Executive Directors’ remuneration:

(a)	Base Compensation

Base compensation accounts for approximately 56% of total remuneration. It is reviewed annually taking into consideration the competitive market position, market practice and individual performance for the Executive Directors.

(b)	Incentive Bonus

The levels of the incentive bonus are set by the Human Resources & Remuneration Committee. No Executive Directors serve on the Committee.

Annual Incentive

The annual incentive payout depends upon the performance of the CLP Group, the functions and the individuals concerned. Key measures include achievement of financial goals and operational performance targets and demonstration of key leadership competencies, such as creating shared vision and developing talents.

Each of the Executive Directors is assigned a “target” annual incentive, which accounts for 28% of his/her total remuneration. Only individuals who attain a satisfactory performance are awarded any annual incentive. The amount of the annual incentive is capped at twice the “target” annual incentive, with the actual amount being subject to performance.

Long-term Incentive

The Executive Directors are also eligible to take part in the Long-term Incentive Plan (LTIP). The “target” long-term incentive accounts for 9% of his/her total remuneration. The LTIP is designed to align the interests of the Executive Directors with those of the Shareholders by an award that is pegged to the creation of shareholder value. A three-year financial target is set every year to drive towards higher performance and to ensure that such performance is sustained over the long term. At the end of the three-year period, an award is made which is based on performance against the financial target. The award ranges from zero to one and a half times the “target” long-term incentive. The actual payout is further adjusted to reflect the share price performance of CLP Holdings, with dividends reinvested, over the same three-year period. Subject to certain vesting conditions, the award is payable in the fourth year.

(c)	Pension Arrangements

The Executive Directors are eligible to join the defined contribution section of the Group’s retirement fund. The Group’s contribution to the retirement fund amounts to a maximum of 12.5% of base compensation, subject to a 5% contribution by the employee. This accounts for 7% of his/her target total remuneration.

Early retirement/termination compensation is not part of the remuneration arrangements for the Executive Directors, but may be payable, where appropriate, upon approval by the Chairman of the Human Resources and Remuneration Committee.

The Group does not have, and has never had, a share option scheme.

No Executive Director has a service contract with the Company or any of its subsidiaries with a notice period in excess of one year or with provisions for predetermined compensation on termination which exceeds one year’s salary and benefits in kind.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	DIRECTORS’ REMUNERATION (continued)

The remuneration paid to the Executive Directors of the Company in 2003 was as shown below:

	Base Compensation, Allowances & Benefits	Performance Bonus (Note (a))	Provident Fund Contribution	Total
	HK$M	HK$M	HK$M	HK$M
2003

Group Managing Director & CEO	4.9	3.3	0.6	8.8
Group Executive Director & CFO	4.2	2.8	0.5	7.5
Executive Director & Group Director for Planning & Development (Note (b))	1.4	0.7	0.2	2.3
Director & Company Secretary	3.4	2.6	0.4	6.4

	13.9	9.4	1.7	25.0

2002

Group Managing Director & CEO	4.7	3.7	0.6	9.0
Executive Director & CFO	4.3	3.5	0.5	8.3
Director & Company Secretary	3.2	1.7	0.4	5.3

	12.2	8.9	1.5	22.6

2001

Group Managing Director & CEO	5.3	3.1	0.6	9.0
Executive Director & CFO	4.4	3.2	0.5	8.1
Director & Company Secretary (Note (c))	1.0	0.2	0.1	1.3

	10.7	6.5	1.2	18.4

The total remuneration of the Directors (Non-executive and Executive) is shown below:

		2001 HK$M	2002 HK$M	2003 HK$M

Fees		2	2	2
Base compensation, allowances and benefits in kind		12	13	14
Performance bonus (Note (a))		7	10	9
Provident fund contributions		1	2	2
Early retirement compensation (Note (d))		–	10	–

		22	37	27

The total amount of fees paid to all the Non-executive Directors of the Company during the year was HK$1,725,000 (2002: HK$1,725,000, 2001: HK$1,641,844), out of which HK$700,000 (2002: HK$589,167, 2001: HK$439,671) were paid to the five (2002: five, 2001: four) Independent Non-executive Directors. None of this remuneration is charged to the SoC operation. Of the total remuneration paid to Executive Directors, HK$2 million (2002: HK$16 million, 2001: HK$2 million) has been charged to the SoC operation.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	DIRECTORS’ REMUNERATION (continued)

The Directors’ remuneration is within the following bands:	Number of Individuals
	2001	2002	2003

HK$nil - HK$1,000,000	13	13	13
HK$1,000,001 - HK$1,500,000 (Note (c))	1	–	–
HK$2,000,001 - HK$2,500,000 (Note (c))	1	–	1
HK$5,000,001 - HK$5,500,000	–	1	–
HK$6,000,001 - HK$6,500,000	–	–	1
HK$7,000,001 - HK$7,500,000	–	–	1
HK$8,000,001 - HK$8,500,000	1	1	–
HK$8,500,001 - HK$9,000,000	–	–	1
HK$9,000,001 - HK$9,500,000	1	1	–
HK$13,000,001 - HK$13,500,000 (Note (d))	–	1	–

Note (a):	Performance bonus for the Executive Directors consists of annual incentives only. The total amount includes:

i) the accruals that have been made in the performance bonus for the Executive Directors and members of Senior Management at the target level of performance; and ii) the actual bonus paid for the last year in excess of the previous accruals made. Long-term incentive only vests and becomes payable once the vesting conditions have been satisfied.

The amount of performance bonus paid in 2001 included bonus in respect of service during 2000 and interim bonus in respect of service during 2001. The interim bonus was paid as part of the transition to a performance-based Senior Management compensation structure.

Note (b):	Appointed as Executive Director from August 4, 2003, the amount of Director’s remuneration only included remuneration for the period he served as Director.

Note (c):	For the Executive Director who served for part of year 2001, the amount of Director’s remuneration only includes remuneration for the period he served as Director.

Note (d):	Early retirement compensation was paid to a former Executive Director.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	EMOLUMENTS OF HIGHEST PAID EMPLOYEES

The nine highest paid individuals in the Group during the year included three (2002: three, 2001: two) who served as Directors for the full year and one (2002: one, 2001: two) who served as a Director for part of the year. The details of the remuneration of these nine individuals were:

	2001 HK$M	2002 HK$M	2003 HK$M

Base compensation, allowances and benefits in kind	31	28	31
Performance bonus (Note (a))	14	19	19
Provident fund contributions	3	4	4
Early retirement/termination compensation (Note (b))	–	21	–

	48	72	54

Of the remuneration paid to Senior Management, HK$17 million (2002: HK$26 million, 2001: HK$13 million) has been charged to the SoC operation.

The remuneration paid to these nine individuals is within the following bands:

	Number of Individuals
	2001	2002	2003

HK$3,500,001 - HK$4,000,000	4	–	–
HK$4,000,001 - HK$4,500,000	1	1	3
HK$5,000,001 - HK$5,500,000	1	1	1
HK$6,000,001 - HK$6,500,000	–	2	2
HK$6,500,001 - HK$7,000,000	1	–	–
HK$7,000,001 - HK$7,500,000	–	–	2
HK$7,500,001 - HK$8,000,000 (Note (b))	–	1	–
HK$8,000,001 - HK$8,500,000	1	1	–
HK$8,500,001 - HK$9,000,000	–	–	1
HK$9,000,001 - HK$9,500,000	1	1	–
HK$11,500,001 - HK$12,000,000 (Note (b))	–	1	–
HK$13,000,001 - HK$13,500,000 (Note (b))	–	1	–

Note (a):	Performance bonus for the Executive Directors consists of annual incentives only. The total amount includes:

i) the accruals that have been made in the performance bonus for the Executive Directors and members of Senior Management at the target level of performance; and ii) the actual bonus paid for the last year in excess of the previous accruals made. Long-term incentive only vests and becomes payable once the vesting conditions have been satisfied.

The amount of performance bonus paid in 2001 included bonus in respect of service during 2000 and interim bonus in respect of service during 2001. The interim bonus was paid as part of the transition to a performance-based Senior Management compensation structure.

Note (b):	Early retirement/termination compensation was paid to three individuals, including a former Executive Director.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	RETIREMENT BENEFITS

Prior to 2003, the Group operated two retirement funds, one for professional and general staff and the other for industrial staff employed by Group Companies in Hong Kong. Both funds were established under trust with the assets of the funds held separately from those of the Group by an independent trustee, and were Mandatory Provident Fund (MPF) exempted schemes under the Occupational Retirement Schemes Ordinance. Commencing December 1, 2000, the Group also participated in a master trust MPF scheme in Hong Kong operated by an independent service provider.

The fund for professional and general staff consisted of three programmes: the defined benefit programme, the segregated fund programme and the defined contribution programme (introduced on December 1, 2000). The defined benefit programme provided benefits that were linked to final pay and required member contributions of 5% of base compensation. Both the defined contribution programme and the segregated fund programme provided benefits linked to contributions and investments thereon. The defined contribution programme required member contributions of at least 2.5% of base compensation, whereas members were not required to contribute under the segregated fund programme. The defined benefit programme and the segregated fund programme were closed to new employees as from December 1, 2000.

The fund for industrial staff consisted of two programmes: the defined benefit programme and the defined contribution programme (introduced on December 1, 2000). The defined benefit programme provided benefits that were linked to final pay and did not require member contributions. The defined contribution programme provided benefits linked to contributions and investments thereon. The defined contribution programme required members to contribute at least 2.5% of base compensation (waived for existing members who opted to join the defined contribution programme at inception). The defined benefit programme was closed to new employees as from December 1, 2000.

Upon the close of business on December 31, 2002, all the remaining members in the defined benefit programmes were transferred to the defined contribution programmes under respective retirement funds. At the same time, the Group obtained the relevant approvals in principle to enable the winding up of the defined benefit programmes. This represented a curtailment of the defined benefit programmes. Accordingly, all actuarial losses of HK$83 million arising during the year were recognized in the profit and loss account.

From January 1, 2003, after the curtailment of the defined benefit programmes, the Group’s two retirement funds in Hong Kong consisted of defined contribution programmes only. On June 25, 2003, upon winding up of the two retirement funds, the Group established a new consolidated CLP Group Provident Fund Scheme (GPFS). All the members in the previous retirement funds automatically become members of the GPFS. The required rate of contribution by members is comparable to the defined contribution programmes under the previous retirement funds. The transfer is based on the principle that there is no change in benefits (past and future) for members. Pursuant to the Deeds of Termination dated April 30, 2003, the two previous retirement funds were terminated on June 24, 2003. In accordance with their Trust Deeds, upon winding up of the retirement funds, the surplus assets after meeting the obligation to the members were returned to the Group. The surplus assets realized were HK$1,155 million, including a gain of HK$17 million.

The new GPFS is a MPF exempted scheme under the Occupational Retirement Schemes Ordinance. The new GPFS comprises a defined contribution scheme which provides benefits linked to contributions and investment returns made on the scheme. Contributions to defined contribution schemes, including GPFS and MPF as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, totalled HK$175 million in 2003 (2002: HK$2 million, 2001: HK$1 million); of which HK$58 million (2001 and 2002: nil) was capitalized.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	RETIREMENT BENEFITS (continued)

The employees employed by subsidiary companies outside Hong Kong are covered by appropriate local arrangements. Total contributions amounted to HK$12 million in 2003 (2002 and 2001: nil). The Group’s financial obligations to these arrangements are not material.

Movement in the retirement benefit plan assets recognized in the balance sheet is as follows:

	2002 HK$M	2003 HK$M

As at January 1	1,194	1,138
Contributions paid	158	–
Expenses recognized before curtailment	(131)	–
(Loss)/Gain on curtailment of the programmes	(83)	17

	1,138	1,155
Realization of surplus assets	–	(1,155)

As at December 31	1,138	–

The defined benefit programmes were curtailed upon business close on December 31, 2002. The amount recognized in the balance sheet as at December 31, 2002 was determined as follows:

2002 HK$M

Fair value of plan assets	5,757
Present value of funded obligations	(4,619)

Net retirement benefit plan assets as at December 31	1,138

The amounts for defined benefit programmes recognized in the profit and loss account were as follows:

	2001 HK$M	2002 HK$M

Current service cost	157	162
Interest cost	324	295
Expected return on plan assets	(325)	(326)

Total expenses before curtailment	156	131
Less: amount capitalized	(55)	(46)

Total, included in staff costs (Note 4)	101	85
Loss on curtailment of the programmes	–	83

Total costs	101	168

The principal actuarial assumptions used were as follows:

	2001%	2002%

Discount rate	7.0	6.5
Expected rate of return on plan assets	5.6	5.6
Expected rate of future base compensation increases	4.0	4.0

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	TAXATION

	2001 HK$M	2002 HK$M	2003 HK$M

Taxation in the consolidated profit and loss account represents:

Company and subsidiary companies
- Hong Kong
current	498	769	674
deferred	281	330	343
- outside Hong Kong
current	7	8	16
deferred	–	–	108

	786	1,107	1,141

Jointly controlled entities
- Hong Kong
current	263	261	281
deferred	25	(203)	(37)
- outside Hong Kong
current	115	135	210
deferred	(67)	(17)	81

	336	176	535

Associated company
- outside Hong Kong
current	–	2	15
deferred	6	8	21

	6	10	36

	1,128	1,293	1,712

In 2003, the Hong Kong Government enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year 2003/2004. Hong Kong profits tax has therefore been provided at the rate of 17.5% (2001 and 2002: 16%) on the estimated assessable profit for the year.

Taxation on profits assessable outside Hong Kong has been provided at the rates prevailing in the respective jurisdictions.

The taxation on the Group’s profit before taxation differs from the theoretical amount that would arise using the Hong Kong profits tax rate as follows:

	2001 HK$M	2002 HK$M	2003 HK$M

Profit before taxation	9,961	10,040	9,764

Calculated at a taxation rate of 17.5% (2001 and 2002: 16%)	1,594	1,606	1,709
Effect of different taxation rates in other countries	(117)	(114)	(161)
Income not subject to taxation	(13)	(60)	(3)
Expenses not deductible for taxation purposes	18	17	7
Tariff rebates deductible for taxation purposes	(194)	(275)	(220)
(Over)/under-provision in prior years	(278)	5	35
Tax losses not recognized	111	120	173
Withholding/dividend distribution tax	7	(6)	172

Taxation charge	1,128	1,293	1,712

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	TRANSFERS UNDER SCHEME OF CONTROL

The financial operations of CLP Power Hong Kong are governed by a SoC Agreement. In accordance with the Agreement, transfers required under the SoC are shown below:

	2001 HK$M	2002 HK$M	2003 HK$M
Transfers under SoC
To Development Fund	(1,201)	(1,420)	(572)
From special provision account	–	96	494
To rate reduction reserve	(305)	(319)	(287)

	(1,506)	(1,643)	(365)

The Development Fund, special provision account and rate reduction reserve of CLP Power Hong Kong are collectively referred to as SoC reserve accounts in the consolidated balance sheet and the respective balances at the end of the year are:

	2001 HK$M	2002 HK$M	2003 HK$M
SoC reserve accounts
Development Fund (A)	3,177	3,372	2,960
Special provision account (B)	766	670	176
Rate reduction reserve (C)	411	458	471

	4,354	4,500	3,607

Movements in the SoC reserve accounts are as follows:

	2001 HK$M	2002 HK$M	2003 HK$M
(A) Development Fund
As at January 1	2,923	3,177	3,372
Transfer from profit and loss account	1,201	1,420	572
One-off rebates (note a)	(340)	(558)	(308)
Business relief rebate (note b)	–	(41)	(42)
Special rebate to customers (note c)	(607)	(626)	(634)

As at December 31	3,177	3,372	2,960

	2001 HK$M	2002 HK$M	2003 HK$M
(B) Special provision account
As at January 1	766	766	670
Transfer to profit and loss account	–	(96)	(494)

As at December 31	766	670	176

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	TRANSFERS UNDER SCHEME OF CONTROL (continued)

CLP Power Hong Kong and its jointly controlled generating company, Castle Peak Power Company Limited, agreed with the Hong Kong Government in December 1999 to further defer construction of Units 7 and 8 of the Black Point Power Station. It was also agreed that a total of HK$803 million be set aside from the Development Fund to a special provision account to which the deferral premium incurred will be charged. The deferral premium is a contractual obligation that corresponds to additional costs incurred by the vendors for delayed delivery of the two generating units. Under the arrangement, there is no permitted return to be earned on the deferral premium. During the year, HK$494 million (2002: HK$96 million, 2001: nil) of deferral premium was charged to the special provision account.

	2001 HK$M	2002 HK$M	2003 HK$M

(C) Rate reduction reserve
As at January 1	371	411	458
Transfer from profit and loss account	305	319	287
One-off rebates (note a)	(99)	(101)	(101)
Rebate to customers (note c)	(166)	(171)	(173)

As at December 31	411	458	471

Notes:

(a)	CLP Power Hong Kong provided each customer with a special one-off rebate which was equivalent to one half of the bill for electricity consumed in March 2003, up to a maximum rebate of HK$200 for each residential customer and HK$10,000 for each non-residential customer, in May 2003. It further provided each customer as at December 31, 2003 with a one-off rebate determined on the basis of HK¢1.7 per unit of electricity consumption during 2003. These rebates were funded by the Development Fund and related accounts.

(b)	A business relief rebate of HK¢0.2 per unit (2002: HK¢0.2 per unit, 2001: nil) was made to non-residential customers.

(c)	A special rebate of HK¢2.2 per unit (2001 and 2002: HK¢2.2 per unit) and a rebate of HK¢0.6 per unit (2001 and 2002: HK¢0.6 per unit) were made to customers during the year.

12.	EARNINGS

Of the consolidated earnings of HK$7,687 million (2002: HK$7,104 million, 2001: HK$7,327 million), HK$4,727 million (2002: HK$7,607 million, 2001: HK$7,352 million) has been dealt with in the accounts of the Company.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	NON-SOC OPERATING EARNINGS

	2001 HK$M	2002 HK$M	2003 HK$M
Income from power projects outside Hong Kong
Chinese mainland	865	827	935
Asia-Pacific region	(219)	348	710

	646	1,175	1,645
Sales to Chinese mainland	44	64	82
Telecom business	(192)	(182)	(86)
Other businesses	33	(59)	(41)

	531	998	1,600

14.	DIVIDENDS

	2001 HK$M	2002 HK$M	2003 HK$M

Interim dividends paid	2,605	2,746	2,962
Final dividend proposed	1,059	1,228	1,565
Special final dividend proposed	1,469	554	241

	5,133	4,528	4,768

At the Board meeting held on February 25, 2004, the Directors recommended a final dividend of HK$0.65 per share and a special final dividend of HK$0.10 per share. The proposed dividends are not reflected as dividends payable in these accounts, but as a separate component of the shareholders’ funds for the year ended December 31, 2003.

15.	EARNINGS PER SHARE

The prescribed figure for earnings per share which includes the Hok Un redevelopment profit/property disposal gain (Note 6) is computed as follows:

	2001	2002	2003

Earnings for the year (HK$M)	7,327	7,104	7,687

Weighted average number of shares in issue (thousand shares)	2,486,583	2,408,783	2,408,246

Earnings per share (HK$)	2.95	2.95	3.19

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	EARNINGS PER SHARE (continued)

To enable investors to understand better the Group’s results, an additional earnings per share figure, excluding the Hok Un redevelopment profit/property disposal gain, is provided below:

	2001 HK$M	2002 HK$M	2003 HK$M

Earnings for the year	7,327	7,104	7,687
Less: Hok Un redevelopment profit/property disposal gain	(1,468)	(546)	(240)

Earnings excluding Hok Un redevelopment profit/property disposal gain	5,859	6,558	7,447

Earnings per share excluding Hok Un redevelopment profit/property disposal gain (HK$)	2.36	2.72	3.09

Fully diluted earnings per share is not included as the Company did not have any diluting equity instruments as at December 31, 2003 (2002 and 2001: nil).

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	FIXED ASSETS

	Land HK$M	Buildings HK$M	Plant, Machinery and Equipment HK$M	Total HK$M

Cost
As at January 1, 2002	2,085	5,000	40,628	47,713
Additions	98	823	4,014	4,935
Transfers and disposals	(26)	(84)	(459)	(569)

As at December 31, 2002	2,157	5,739	44,183	52,079

Acquisition of subsidiaries	85	373	15,932	16,390
Additions	101	908	4,585	5,594 (a)
Transfers and disposals	(30)	(40)	(577)	(647)
Exchange differences	17	37	2,736	2,790

As at December 31, 2003	2,330	7,017	66,859	76,206

Accumulated depreciation
As at January 1, 2002	–	1,271	12,865	14,136
Charge for the year	–	134	1,615	1,749
Transfers and disposals	–	(69)	(318)	(387)
Impairment charge	–	–	31	31

As at December 31, 2002	–	1,336	14,193	15,529

Acquisition of subsidiaries		99	3,787	3,886
Charge for the year	–	159	2,198	2,357
Transfers and disposals	–	(11)	(403)	(414)
Impairment charge	–	–	9	9
Exchange differences	–	8	674	682

As at December 31, 2003	–	1,591	20,458	22,049

Net book value
As at December 31, 2003	2,330	5,426	46,401	54,157 (b)

As at December 31, 2002	2,157	4,403	29,990	36,550

Notes:

(a)	Capital expenditure incurred for the SoC business totalled HK$5,125 million (2002: HK$4,923 million).
(b)	Fixed assets employed for the SoC business and non-SoC business amounted to HK$39,258 million (2002: HK$36,273 million) and HK$14,899 million (2002: HK$277 million) respectively. For the non-SoC business, HK$14,687 million (2002: nil) was attributed to Yallourn Energy and GPEC.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	FIXED ASSETS (continued)

Included in fixed assets is equipment awaiting installation and plant under construction, the book values of which as at December 31, 2003 were HK$335 million and HK$7,594 million respectively (2002: HK$356 million and HK$5,926 million respectively) for the Group.

The tenure of the land of the Group is as follows:	2002 HK$M	2003 HK$M

Held in Hong Kong:
On long-term leases (over 50 years)	176	155
On medium-term leases (10-50 years)	1,979	2,071
On short-term leases (less than 10 years)	2	2

	2,157	2,228

Held outside Hong Kong:
Freehold	–	101
On long-term leases (over 50 years)	–	1

	–	102

	2,157	2,330

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	GOODWILL

Goodwill and negative goodwill arising from acquisition of interests in Yallourn Energy and GPEC are as follows:

	Goodwill HK$M	Negative Goodwill HK$M	Total HK$M

Gross amount
As at January 1, 2003	–	–	–
Transfer from jointly controlled entities	220	(419)	(199)
Acquisition of subsidiaries	–	(457)	(457)
Fair value adjustments	(196)	(49)	(245)
Exchange differences	4	(184)	(180)

As at December 31, 2003	28	(1,109)	(1,081)

Accumulated amortization
As at January 1, 2003	–	–	–
Transfer from jointly controlled entities	(11)	23	12
Credit for the period	8	32	40
Exchange differences	–	12	12

As at December 31, 2003	(3)	67	64

Net carrying value
As at December 31, 2003	25	(1,042)	(1,017)

The above figures comprise the negative goodwill arising from the acquisition of additional interests in Yallourn Energy and GPEC in April and June 2003 respectively and the goodwill and negative goodwill arising from the past acquisitions which were included previously in the carrying value of the Group’s investments in jointly controlled entities.

The goodwill and negative goodwill are being amortized over 16 to 31 years from the respective date of acquisition. The amortization charge/credit is included within “fuel and other net operating costs” in the consolidated profit and loss account.

The provisional fair values recorded as at the respective date of acquisition have subsequently been updated primarily for the recoverability of receivables and related deferred tax.

18.	INVESTMENTS IN SUBSIDIARY COMPANIES

	2002 HK$M	2003 HK$M

Unlisted shares, at cost	23,673	23,589
Provisions for impairment losses	(100)	(100)
Advances to subsidiary companies, less provisions	10,592	11,356
Advances from subsidiary companies	(33)	(16)

	34,132	34,829

The advances to/from subsidiary companies are unsecured, interest free and have no fixed repayment terms except an advance from CLP Properties Group of HK$16 million (2002: HK$14 million), which is repayable on demand and bears interest of 1.25% (2002: 1.75%) per annum.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	INVESTMENTS IN SUBSIDIARY COMPANIES (continued)

The table below lists the principal subsidiary companies of the Group:

Name	Issued Share Capital	Percentage of Issued Capital Held in 2003	Place of Incorporation/ Operation	Principal Activity

CLP Power Hong Kong Limited	2,488,320,000 shares of HK$5 each	100	Hong Kong	Generation and Supply of Electricity

Hong Kong Nuclear Investment Company Limited	300,000 shares of HK$1,000 each	100	Hong Kong/Chinese mainland	Power Project Investment Holding

CLP Engineering Limited	410 shares of HK$10,000 each	100	Hong Kong	Engineering Services

CLP Power Asia Limited	1,000 shares of US$1 each	100	British Virgin Islands/International and Chinese mainland	Power Projects Investment Holding

CLP Power China Limited	192,000,000 shares of US$1 each	100*	British Virgin Islands/Chinese mainland	Power Projects Investment Holding

CLP Power International Limited	192,000 shares of US$1,000 each	100*	British Virgin Islands/International	Power Projects Investment Holding

CLP Properties Limited	15,000,000 shares of HK$10 each	100	Hong Kong	Property Investment Holding

CLP Telecommunications Limited	10,000,000 shares of HK$10 each	100	Hong Kong	Telecommunications

CLP Research Institute Limited	1 share of US$1	100	British Virgin Islands/Hong Kong	Research and Development

Yallourn Energy Pty Limited	15 shares of A$1 each	92*	Australia	Generation and Supply of Electricity

Gujarat Paguthan Energy Corporation Private Limited	728,000,000 shares of Rs.10 each	100*	India	Generation and Supply of Electricity

*	Indirectly held

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

The table below lists the share of net assets of the jointly controlled entities of the Group:

	2002 HK$M	2003 HK$M
Castle Peak Power Company Limited (A)
Share of net assets	175	215
Advances	4,856	5,690
Special loan	78	78

	5,109	5,983

Guangdong Nuclear Power Joint Venture Company, Limited (B)
Share of net assets	3,071	3,075

CLP Powergen joint venture – Gujarat Paguthan Energy Corporation Private Limited (C)
Share of net assets other than goodwill	2,598	–
Unamortized goodwill on acquisition	209	–

	2,807	–

CLP Powergen joint venture - Yallourn Energy Pty Limited (D)
Share of net assets other than goodwill	2,600	–
Unamortized goodwill on acquisition	(396)	–
Advances	221	–

	2,425	–

Shandong Zhonghua Power Company Limited (E)
Share of net assets	1,373	1,341

Ho-Ping Power Company (F)
Share of net assets other than goodwill	968	1,054
Unamortized goodwill on acquisition	242	240

	1,210	1,294

CLP Guohua Power Company Limited (G)
Share of net assets other than goodwill	834	924
Unamortized goodwill on acquisition	132	125

	966	1,049

Hok Un joint venture (H)
Share of net assets	825	560

Hong Kong Pumped Storage Development Company, Limited (I)
Share of net assets	12	12
Advances	300	306

	312	318

Others (J)
Share of net assets other than goodwill	544	688
Unamortized goodwill on acquisition	65	77
Advances	313	302
Impairment charge	(38)	–

	884	1,067

	18,982	14,687

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (continued)

The purchased goodwill of jointly controlled entities is being amortized on a straight-line basis over its estimated useful economic life. Movement of goodwill is shown as below:

	2002 HK$M	2003 HK$M

Gross amount, as previously reported	463	746
Accumulated amortization, as previously reported	(8)	(42)
Adjustment on adoption of SSAP No.12 (Revised)	(360)	(452)

Balance at beginning of year, as restated	95	252
Transfer upon acquisition of subsidiary companies	–	187
Addition	213	42
Disposal	–	(31)
Amortization	(18)	(20)
Exchange differences	(38)	12

Balance at end of year	252	442

Balance at end of year comprises:
Gross amount	268	484
Accumulated amortization	(16)	(42)

	252	442

(A)	Castle Peak Power Company Limited (CAPCO) is 40% owned by CLP Power Hong Kong and 60% owned by ExxonMobil Energy Limited and is incorporated in Hong Kong. Its principal activity is the generation of electricity for the sole supply to CLP Power Hong Kong. While CAPCO owns the power generation assets, CLP Power Hong Kong builds and operates all CAPCO’s power stations and is the sole offtaker.

Under the terms of the revised CAPCO Deed of Subordination, in the event of the winding up of CAPCO, CLP Power Hong Kong’s advances to it would be subordinated to certain loans of CAPCO. CLP Power Hong Kong’s advances to CAPCO may be withdrawn only to the extent that the shareholders’ funds exceed two-thirds of the aggregate principal amount outstanding of the said loans. In this context the shareholders’ funds represent the sum of the issued share capital, shareholders’ advances, special advances, deferred taxation, retained profits and any proposed dividend.

The Special Loan to CAPCO is unsecured, interest free and repayable in full on September 30, 2008.

In view of the significance of this investment, an extract of the accounts of CAPCO for the years ended December 31 is set out as follows:

	2002 HK$M	2003 HK$M
Results for the year
Turnover	10,262	10,523

Profit before taxation	3,917	4,278

Group’s share of profit before taxation for the year	1,572	1,716

Net assets as at year end
Fixed assets	26,836	27,449
Current assets	1,392	1,536
Current liabilities	(5,330)	(4,348)
Deferred taxation	(2,540)	(2,827)
Long-term liabilities	(7,733)	(7,011)

	12,625	14,799

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (continued)

(B)	Guangdong Nuclear Power Joint Venture Company, Limited (GNPJVC) is 25% owned by the Group and 75% owned by Guangdong Nuclear Investment Company, Limited and is incorporated in the Chinese mainland. This company constructed and operates the Guangdong Daya Bay Nuclear Power Station and its principal activity is the generation of electricity for supply to Hong Kong and Guangdong Province.

In view of the significance of this investment, an extract of the management accounts of GNPJVC, after making adjustment to conform with the Group’s significant accounting policies, for the years ended December 31 is set out as follows:

	2002 HK$M	2003 HK$M
Results for the year
Turnover	7,146	7,348

Profit before taxation	3,028	3,308

Group’s share of profit before taxation for the year	757	827

Net assets as at year end
Fixed assets	17,646	16,034
Current assets	3,404	4,232
Current liabilities	(2,166)	(1,386)
Long-term liabilities	(6,599)	(6,566)

	12,285	12,314

(C)	On February 20, 2002, the Group acquired an 80% interest in a newly formed joint venture company (with the remaining 20% held by Powergen UK plc (Powergen)) which during the period acquired a 100% equity interest in Gujarat Paguthan Energy Corporation Private Limited (GPEC). GPEC owns and operates a combined cycle 655MW power station in Gujarat, India and has entered into a 20-year (1998-2018) power purchase agreement with Gujarat Electricity Board.

On June 11, 2003, the Group acquired Powergen’s remaining interest (20%) in GPEC for a consideration of HK$328 million. The participation of Powergen in the operation and management of GPEC then ceased and GPEC became a wholly-owned subsidiary company of the Group. Details of the acquisition of the additional interest in GPEC and its effects on the Group’s operating profit and financial position upon becoming a subsidiary company of the Group are discussed in Note 2.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (continued)

(D)	Prior to April 2003, the Group held an 80% interest in two joint venture companies, with the remaining 20% held by Powergen. In February 2001, these joint venture companies completed the acquisition of a 92% interest in Yallourn Energy Pty Limited (Yallourn Energy), which owns and operates a 1,480MW coal-fired plant and dedicated coal mine in Victoria, Australia.

On April 16, 2003, the Group acquired Powergen’s remaining interest (18.4%) in Yallourn Energy for a consideration of HK$508 million. The participation of Powergen in the operation and management of Yallourn Energy then ceased and the Group’s effective interest in Yallourn Energy increased to 92%. Details of the acquisition of the additional interest in Yallourn Energy and its effects on the Group’s operating profit and financial position upon becoming a subsidiary company of the Group are discussed in Note 2.

(E)	Shandong Zhonghua Power Company Limited is 29.4% owned by the Group and is incorporated in the Chinese mainland. This company owns four power stations totalling 3,000MW. Three of the power stations, Shiheng I, Shiheng II and Heze II, are in commercial operation and the remaining one, Liaocheng, is in trial operation. All power generated is for supply to the Shandong Grid.

(F)	The Group has an interest in 40% of the issued share capital of Ho-Ping Power Company (Ho-Ping), a company which is incorporated in Taiwan. This company has constructed, owns and operates a coal-fired power station and an associated 53km of 345kV transmission line at Ho-Ping in eastern Taiwan. Unit 1 and Unit 2 of the plant commenced operation in June and September 2002 respectively. All power generated is supplied to Taiwan Power Company (Taipower), the government-owned utility of Taiwan. Goodwill associated with the acquisition of Ho-Ping is being amortized over a period of 25 years, which is the term of the power purchase agreement signed with Taipower.

(G)	CLP Guohua Power Company Limited, the joint stock company with 51% owned by Beijing Guohua Electric Power Corporation and 49% by the Group, is incorporated in the Chinese mainland. It holds interests in three coal-fired power stations, namely Beijing Yire Power Station in Beijing, Panshan Power Station in Tianjin and Sanhe Power Station in Hebei, with a combined installed capacity of 2,100MW, of which the joint stock company owns 1,285 equity MW. Goodwill is being amortized over 20 years from the date of acquisition.

(H)	The Group entered into a joint venture agreement with a wholly-owned subsidiary company of Cheung Kong (Holdings) Limited in 1991 to develop the Hok Un site at Hung Hom (named Laguna Verde). Under the agreement, the Group has the right to share 50% of profits arising from the project, with a minimum overall profit guaranteed by the subsidiary company of Cheung Kong (Holdings) Limited which also provides all the necessary funding.

In 1999, the joint venture acquired additional Plot Ratio from the Hong Kong Government. Under a separate agreement with the subsidiary company of Cheung Kong (Holdings) Limited, the Group shares 50% of the net proceeds of sale from this additional gross floor area and bears 50% of associated land premium, development and marketing costs.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (continued)

(I)	Hong Kong Pumped Storage Development Company, Limited is 49% owned by the Group and is incorporated in Hong Kong. This company has the right to use 50% of the capacity of Phase I of the Guangzhou Pumped Storage Power Station in Guangdong Province until 2034.

(J)	The Group’s other investments include:

-	41.5% interest in a number of hydro power projects in Huaiji County, Guangdong Province;

-	50% interest in a joint venture undertaken with a subsidiary company of Cheung Kong (Holdings) Limited in Hong Kong to provide second mortgage financing to purchasers of Laguna Verde;

-	49% interest in CLP Guohua Shenmu, which is incorporated in the Chinese mainland and holds an interest in a coal-fired power station, Shenmu Power Station, with an installed capacity of 200MW. Goodwill is being amortized over 18 years from the date of acquisition;

-	70% interest in Guizhou CLP Power, which is incorporated in the Chinese mainland and holds an interest in a coal-fired power station in Guizhou, Anshun II Power Station, with an installed capacity of 600MW. Full commercial operation will commence in 2004. Under the joint venture agreement, none of the joint venture partners has unilateral control over the economic activity of the joint venture company. Hence, the Group’s interest is accounted for as jointly controlled entity;

-	40% interest in Ho-Ping Power Services Corporation to provide operation and maintenance services to Ho-Ping; and

-	50% (2002: 40%) interest in BLCP Power Limited (BLCP) which owns and will operate a 1,434MW coal-fired power station currently under construction in Thailand. Goodwill associated with the acquisition of BLCP is to be amortized over a period of 25 years from the date of commercial operation, which is the term of the power purchase agreement signed with Electricity Generating Authority of Thailand.

During the year, the Group disposed of its 40% interest in Precision Marketing Inc., which provides customer database management services in Hong Kong, Taiwan and the Chinese mainland.

The advances to jointly controlled entities are unsecured, interest free and have no fixed repayment terms except for an advance of HK$302 million (2002: HK$298 million) to a joint venture undertaken with a subsidiary company of Cheung Kong (Holdings) Limited, of which HK$25 million bears interest based on Hong Kong prime rate.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	INVESTMENTS IN ASSOCIATED COMPANIES

	2002 HK$M	2003 HK$M

Electricity Generating Public Company Limited (A)
Share of net assets other than goodwill	1,111	1,346
Unamortized goodwill on acquisition	165	163

	1,276	1,509

PowerCom Network Hong Kong Limited (B)
Share of net losses	(2)	(3)
Unamortized goodwill on acquisition	152	87

	150	84

	1,426	1,593

The purchased goodwill of associated companies is being amortized on a straight-line basis over its estimated useful economic life of 10 to 16 years. Movement of goodwill is shown as below:

	2002 HK$M	2003 HK$M

Gross amount	1,212	1,373
Accumulated amortization	(1,037)	(1,056)

Balance at beginning of year	175	317
Addition	157	–
Amortization	(19)	(31)
Impairment charge	–	(49)
Exchange differences	4	13

Balance at end of year	317	250

Balance at end of year comprises:
Gross amount	1,373	1,386
Accumulated amortization	(1,056)	(1,136)

	317	250

(A)	Electricity Generating Public Company Limited (EGCO) is 22.4% (2002: 22.4%) owned by the Group and is incorporated and listed in Thailand. Its principal activity is the generation of electricity for supply to the Electricity Generating Authority of Thailand. The Group has nominated 4 directors to the EGCO Board out of the total of 13 Board members. The market value as at December 31, 2003 was HK$2,080 million (2002: HK$800 million).

(B)	PowerCom Network Hong Kong Limited (PowerCom) is 19% owned by the Group and 81% held by Cheung Kong Enterprises Limited. It is a private limited liability company incorporated in the British Virgin Islands. Its principal activity is the provision of broadband Internet access and communication services, using powerline telecommunication technology. Because the Group can exercise significant influence over PowerCom’s management, the investment is accounted for as an associated company.

The Group has performed a review of the carrying value of PowerCom at the end of the year. Based on this valuation, the Directors consider it appropriate to provide for an impairment loss of HK$49 million.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	INVESTMENT SECURITIES

	2002 HK$M	2003 HK$M

Equity securities listed in Hong Kong (A)	14	–
Unlisted shares (B)	4	4
Held-to-maturity securities (C)	264	–
Fixed-income securities	5	5

	287	9

(A)	The Group holds a 5.23% interest in DataSys Technology Holdings Limited (DataSys), a listed company on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. During the year, the Group reclassified the investment in DataSys from long-term investment to other investments under current assets (Note 23 (A)).

(B)	The Group owns a 6.4% shareholding in StorageBank Inc., an unlisted company in Taiwan which provides storage systems, backup and disaster recovery of computer systems.

(C)	The Group holds 100% (A$160 million) of the floating rate notes issued by Mezzco Pty Ltd. This is a wholly-owned subsidiary company of AusPower Holdings Pty Ltd., which is the immediate holding company of Yallourn Energy. Following the acquisition of the additional interest in Yallourn Energy during the year, the Group consolidated both Yallourn Energy and Mezzco Pty Ltd. into its consolidated accounts; the Group’s investment in the floating rates notes was eliminated against the liability of Mezzco Pty Ltd.

22.	DEPOSITS, BANK BALANCES AND CASH

	2002 HK$M	2003 HK$M

Trust fund for unclaimed dividends (A)	25	21
Deposits, bank balances and cash	491	766

	516	787

(A)	As part of the restructuring arrangements in relation to the transfer of HK$10,116,789,910 from the share premium account to distributable reserves approved by the court in 2002, a trust fund was set up to cover unclaimed dividends. The Company has an obligation to pay such dividends until they can be forfeited after 6 years from the date they were declared.

23.	OTHER INVESTMENTS

	2002 HK$M	2003 HK$M

Equity securities at market value
- listed in Hong Kong (A)	–	10
- listed outside Hong Kong (B)	671	–

	671	10

(A)	During the year, the Directors changed their intention regarding the Group’s shareholding in DataSys. Accordingly, it was reclassified from investment securities held for the long-term (Note 21(A)) to other investments within current assets and valued at its market price of HK$10 million (market value at 2002: HK$16 million). As a result, a loss of HK$4 million was recognized.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	OTHER INVESTMENTS (continued)

(B)	The Group sold its 5% interest in YTL Power International Berhad, a listed company in Malaysia, to YTL Corporation for a total consideration of RM320,985,313 (approximately HK$659 million) or RM2.75 per share in 2003.

24.	TRADE AND OTHER RECEIVABLES

	2002 HK$M	2003 HK$M

Trade receivables (ageing analysis is shown below)	605	3,201
Deposits and prepayments	601	1,161
Current accounts with jointly controlled entities	50	62

	1,256	4,424

The Group has established credit policies for customers in each of its core businesses. CLP Power Hong Kong’s credit policy in respect of receivables arising from its principal electricity business is to allow customers to settle their electricity bills within 15 to 17 days after issue. Customers’ receivable balances are generally secured by cash deposits or bank guarantees. For Yallourn Energy and GPEC, the credit term for trade receivables ranges from 30 to 60 days.

As at December 31, 2003, HK$3,153 million of trade and other receivables was attributed to Yallourn Energy and GPEC. GPEC has obtained payment for some of its receivables from Gujarat Electricity Board through bill discounting with recourse. Details of these financing arrangements are disclosed in Note 32(B).

The ageing analysis of the trade receivables as at December 31 is as follows:

	2002 HK$M	2003 HK$M

Below 30 days	573	2,011
31-60 days	17	169
61-90 days	6	40
Over 90 days	9	981

	605	3,201

25.	FUEL CLAUSE ACCOUNT

Costs of fuel consumed by CLP Power Hong Kong are passed on to the customers. The variations between the actual cost of fuel and the fuel cost billed are captured in the Fuel Clause Account. The balance on the account (inclusive of interest) represents amounts over-recovered and is an amount due to customers of CLP Power Hong Kong.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	TRADE AND OTHER PAYABLES

	2002 HK$M	2003 HK$M

Trade payables (ageing analysis is shown below)	1,404	1,719
Other payables and accruals	752	1,152
Current accounts with jointly controlled entities	1,050	1,123

	3,206	3,994

The ageing analysis of the trade payables as at December 31 is as follows:

	2002 HK$M	2003 HK$M

Below 30 days	1,341	1,671
31-60 days	5	41
61-90 days	1	7
Over 90 days	57	–

	1,404	1,719

27.	SHARE CAPITAL

	2002		2003
	Number of Shares of HK$5 Each	Amount HK$M	Number of Shares of HK$5 Each	Amount HK$M

Authorized
As at December 31	3,000,000,000	15,000	3,000,000,000	15,000

Issued and fully-paid
As at January 1	2,421,486,400	12,107	2,408,245,900	12,041
Shares repurchased during the year	(13,240,500)	(66)	–	–

As at December 31	2,408,245,900	12,041	2,408,245,900	12,041

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	BANK LOANS AND OTHER BORROWINGS

	2002 HK$M	2003 HK$M
Total facilities available
Bank overdrafts	499	703
Bank loans	12,033	21,610
U.S. Dollar Notes due 2006 (US$300 million)	2,340	2,340
U.S. Dollar Notes due 2012 (US$300 million)	2,340	2,340
HK Dollar Notes due 2013	–	1,000

	17,212	27,993

Utilized as at December 31
Bank loans
Wholly repayable within five years	4,617	7,082
Not wholly repayable within five years	–	5,935

	4,617	13,017

Other borrowings
Wholly repayable within five years	2,340	2,340
Not wholly repayable within five years	2,340	3,340

	4,680	5,680

	9,297	18,697

Included in current liabilities
Short-term loans	567	567
Current portion of long-term loans and borrowings	3	528

	570	1,095

Long-term loans and borrowings, repayable
within one year	3	528
between one and two years	2	770
between two and five years	6,385	10,696
after five years	2,340	6,136

	8,730	18,130
Less: current portion of long-term loans and borrowings	(3)	(528)

	8,727	17,602

	9,297	18,697

Of the total bank loan facilities available, HK$19,326 million (2002: HK$9,543 million) are committed.

The total borrowings of HK$18,697 million as at December 31, 2003 (2002: HK$9,297 million) comprised the following:

(i)	U.S. Dollar Notes of HK$2,340 million due 2006 (2002: HK$2,340 million) with a coupon rate of 7.50% (2002: 7.50%) per annum; this liability was fully swapped into Hong Kong Dollars, at an average fixed rate of 7.07% per annum;

(ii)	U.S. Dollar Notes of HK$2,340 million due 2012 (2002: HK$2,340 million) with a coupon rate of 6.25% per annum; this liability was fully swapped into Hong Kong Dollars, with HK$1,000 million further swapped into 5-year fixed rate of 6.12% per annum and the balance kept at floating rate;

(iii)	Hong Kong Dollar Notes of HK$1,000 million due 2013 (2002: nil), of which two tranches of HK$500 million Notes were issued at coupon rates of 4.45% and 5.00% per annum respectively;

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	BANK LOANS AND OTHER BORROWINGS (continued)

(iv)	Australian dollar bank loans of HK$9,336 million (2002: HK$2,190 million), with interest rates at a fixed margin over Australian dollar LIBOR or Australian Bank Bill Swap Rates. HK$6,444 million (2002: nil) of the loans were attributed to Yallourn Energy, with 95% swapped into fixed rate on a rolling 5-year basis and are secured by a fixed and floating charge over the assets of Yallourn Energy;

(v)	Bank loans totalling HK$1,607 million (2002: nil), which principally comprised floating rate loans in Euros and Indian Rupees, were attributed to GPEC. Part of the loans (HK$620 million) are secured by a fixed and floating charge over the assets of GPEC; and

(vi)	Others include floating rate loans of HK$2,070 million (2002: HK$2,421 million) and a fixed rate bank loan of HK$4 million (2002: HK$6 million).

29.	DEFERRED TAXATION

Deferred taxation is calculated in full on temporary differences under the liability method using the taxation rates enacted or substantively enacted by the balance sheet date in the respective jurisdictions.

Movement in the deferred tax assets account is as follows:

	Tax Losses HK$M	Accelerated Tax Depreciation HK$M	Provisions HK$M	Others HK$M	Total HK$M

As at January 1, 2003	–	–	–	–	–
Acquisition of subsidiaries	2,909	(2,194)	70	23	808
Fair value adjustment	–	–	(22)	1	(21)
(Charged)/credited to profit and loss account	240	(280)	12	17	(11)
Exchange differences	691	(513)	9	(11)	176

As at December 31, 2003	3,840	(2,987)	69	30	952

No comparative figures are shown as all of the deferred tax assets relate to Yallourn Energy and GPEC, which became subsidiary companies of the Group in 2003.

Movement in the deferred tax liabilities account is as follows:

	Accelerated Tax Depreciation		Withholding/Dividend Distribution Tax		Total
	2002 HK$M	2003 HK$M	2002 HK$M	2003 HK$M	2002 HK$M	2003 HK$M

As at January 1, as previously reported	3,391	3,721	–	–	3,391	3,721
Adjustment on adoption of SSAP No. 12 (Revised)	(111)	(111)	–	–	(111)	(111)

As at January 1, as restated	3,280	3,610	–	–	3,280	3,610
Acquisition of subsidiaries	–	–	–	222	–	222
Fair value adjustment	–	–	–	3	–	3
Charged to profit and loss account	330	343	–	97	330	440
Effect of change in tax rate	–	338	–	–	–	338
Exchange differences	–	–	–	1	–	1

As at December 31	3,610	4,291	–	323	3,610	4,614

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(A) Reconciliation of profit before taxation to net cash inflow from operations:

	2001 HK$M	2002 HK$M	2003 HK$M

Profit before taxation	9,961	10,040	9,764
Adjustments for:
Operating interests	180	184	622
Finance income	(29)	(33)	(48)
Hok Un redevelopment profit	(1,752)	(282)	(291)
Share of profits less losses of jointly controlled entities	(2,348)	(2,992)	(3,399)
Share of profits less losses of associated companies	(71)	(86)	(102)
Depreciation	1,624	1,749	2,357
Amortization of goodwill and negative goodwill	–	–	(40)
Impairment loss on investments in jointly controlled entities	–	38	–
Impairment loss on long-lived assets	–	59	9
Loss on disposal of fixed assets	107	79	152
Capital gain arising from disposal of properties	(52)	(321)	–
Dividend income from investments	(17)	(34)	–
Net (gain)/loss on other investments	–	(27)	16
(Realized gain)/unrealized loss on retirement benefit plan assets	–	83	(17)
Exchange (gains)/losses	–	(28)	32
SoC items

Increase in customers’ deposits	271	234	194
Increase in fuel clause account	473	258	894
One-off rebates	(387)	(439)	(1,368)
Business relief rebate	–	(41)	(42)
Special rebate	(607)	(626)	(634)
Rebate to customers under SoC	(166)	(171)	(173)

	(416)	(785)	(1,129)

Operating profit before working capital changes	7,187	7,644	7,926
Increase in debtors and prepayments	(21)	(150)	(158)
Increase in retirement benefit plan assets	–	(27)	–
Increase in creditors and other liabilities	114	248	29
Increase in current accounts due to jointly controlled entities	27	134	61

Net cash inflow from operations	7,307	7,849	7,858

(B) Analysis of the net cash outflow in respect of the acquisition of Yallourn Energy and GPEC

	2001 HK$M	2002 HK$M	2003 HK$M

Cash consideration (Note 2)	–	–	836
Cash and cash equivalents acquired	–	–	(482)

Net cash outflow in respect of the acquisitions	–	–	354

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	COMMITMENTS

(A)	Capital expenditure authorized but not brought into the accounts is as follows:

	2002 HK$M	2003 HK$M

Contracted but not provided for	3,056	2,984
Authorized but not contracted for	8,402	9,411

	11,458	12,395

(B)	In respect of the investment in the Anshun II Power Project in Guizhou, the Group is required to contribute share capital of RMB440 million (approximately HK$414 million). As at December 31, 2003, RMB154 million (approximately HK$145 million) had been contributed. The remainder of the share capital will be paid by April 2004.

(C)	Under the Equity Contribution Agreement relating to the BLCP Power project, the Group is required to make equity contributions of US$162 million (approximately HK$1,258 million). As at December 31, 2003, the Group’s obligation as to US$17 million (approximately HK$132 million) had been fulfilled. The remainder will be contributed by 2007.

(D)	Pursuant to the relevant loan agreements entered into on February 27, 2001 for the refinancing of Yallourn Energy, shareholders of AusPower Holdings Pty Limited, the immediate holding company of Yallourn Energy, agreed to provide the lenders with contingent equity support up to the sum of A$200 million in respect of a senior debt facility. The contribution of contingent equity depends on certain minimum requirements regarding the availability of cash flows for debt service within five years from February 27, 2001.

With higher than expected capital expenditure requirements over the next few years, Yallourn Energy forecasts that in order to meet the debt service cover ratios as stipulated in the loan agreements, it may require contingent equity support to be provided by its shareholders. For 2004, the total equity support required by Yallourn Energy is estimated to be about A$60 million based on a 100% ownership.

32.	CONTINGENT LIABILITIES

(A)	China Energy Investment Company Limited (CEIC), a wholly-owned subsidiary company of the Group, is a shareholder of the Shandong Zhonghua Power Company Limited formed to develop, own and operate the Shiheng I, Shiheng II, Heze II and Liaocheng Power Stations totalling 3,000MW in the Shandong Province of the Chinese mainland. As part of the security package for the project, the Company has provided a Letter of Support to the finance parties to procure that CEIC will perform its contractual obligations.

The contingent financial liabilities as at December 31, 2003 to be assumed by the Company, in respect of the performance by CEIC of its contractual obligations, are estimated to be as follows:

	2002 HK$M	2003 HK$M

Sponsor support for completion	702	699
Liability under engineering, procurement and construction contracts for Heze II and Liaocheng Power Stations	2,472	1,898
Dividend escrow	618	799

	3,792	3,396

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.	CONTINGENT LIABILITIES (continued)

(B)	GPEC has obtained payment for some of its receivables from Gujarat Electricity Board (GEB) through bill discounting with recourse. The potential effect on the Group as at December 31, 2003 if these financing arrangements are not settled by GEB is that GPEC would be required to pay HK$538 million (2002: HK$254 million). There is no recourse to the Group beyond GPEC from these arrangements and to date there has been no incident where recourse to GPEC has been necessary.

The Directors are of the opinion that no provision is required to be made in the financial statements in respect of the matters described above.

33.	RELATED PARTY TRANSACTIONS

In the normal course of business, the Group undertakes on an arm’s length basis a wide variety of transactions with related parties. The more significant of such transactions during the year ended December 31, 2003 are described below:

(A)	Purchases of electricity

	2001 HK$M	2002 HK$M	2003 HK$M

Purchases of electricity from CAPCO (note I)	9,815	10,191	10,431
Purchases of nuclear electricity (note II)	5,013	4,976	5,134
Pumped storage service fee (note III)	424	419	308

Purchases of electricity	15,252	15,586	15,873

Notes:

(I)	Under the Electricity Supply Contract between CLP Power Hong Kong and CAPCO, CLP Power Hong Kong is obligated to purchase all of CAPCO’s generating capacity. The Electricity Supply Contract provides that the price paid by CLP Power Hong Kong to CAPCO is sufficient to cover all of CAPCO’s operating expenses, including fuel cost, depreciation, interest expenses and current and deferred taxes, as well as CAPCO’s share of the return permitted under the SoC.

(II)	Under the offtake and resale contracts, CLP Power Hong Kong is obligated to purchase the Group’s 25% equity share of the output from Guangdong Daya Bay Nuclear Power Station (GNPS) and an additional 45% of such output from Guangdong Nuclear Investment Company, Limited. The price paid by CLP Power Hong Kong for electricity generated by GNPS throughout the terms of the power purchase agreements is determined by a formula based on GNPS’s operating costs and a calculation of profits by reference to shareholders’ funds and the capacity factor for that year.

(III)	Under a capacity purchase contract, Hong Kong Pumped Storage Development Company, Limited (PSDC) has the right to use 50% of the 1,200MW capacity of Phase 1 of the Guangzhou Pumped Storage Power Station. CLP Power Hong Kong has entered into a contract with PSDC to make use of this capacity. The price paid by CLP Power Hong Kong to PSDC is sufficient to cover all of PSDC’s operating expenses and net return. PSDC’s net return is based on a percentage of its net fixed assets in a manner analogous to the SoC.

(B)	In accordance with the CAPCO Operating Service Agreement between CLP Power Hong Kong and CAPCO, CLP Power Hong Kong is responsible to CAPCO for the efficient and proper construction, commissioning, operation and maintenance of the electricity generating facilities of CAPCO. In return, CAPCO reimburses CLP Power Hong Kong for all costs incurred in performance of the agreement. The charges from CLP Power Hong Kong to CAPCO during the year amounted to HK$1,025 million (2002: HK$970 million) and a portion of the charges which is accounted for as operating expenses by CAPCO is covered under the Electricity Supply Contract.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.	STATEMENT OF INDEBTEDNESS, CONTINGENT LIABILITIES AND CAPITAL COMMITMENTS OF AFFILIATED COMPANIES

The Company has obtained a waiver from The Stock Exchange of Hong Kong Limited under Paragraph 3.10 of Practice Note 19 of the Listing Rules from disclosing a proforma combined balance sheet of affiliated companies. Affiliated companies include the Group’s jointly controlled entities and associated companies. Instead, in accordance with Practice Note 19, the Company discloses the following alternative information in relation to the affiliated companies as at December 31, 2003. This information has been extracted from the relevant audited accounts or management accounts of all affiliated companies.

	2002 HK$M	2003 HK$M
The Group’s share of total indebtedness of affiliated companies is analyzed as follows:
Bank borrowings	18,468	15,050
Other borrowings including loans from shareholders	3,074	1,352

	21,542	16,402

The Group’s share of contingent liabilities of affiliated companies	667	301

The Group’s share of capital commitments of affiliated companies
Contracted but not provided for	1,934	4,129
Authorized but not contracted for	2,943	1,012

	4,877	5,141

The Group’s share of total indebtedness was significantly reduced mainly due to the exclusion of the borrowings of Yallourn Energy and GPEC which were reflected as part of the Group’s borrowings on its balance sheet as at December 31, 2003 as both entities were reclassified from jointly controlled entities to subsidiary companies in 2003.

35.	APPROVAL OF ACCOUNTS

The accounts were approved by the Board of Directors on February 25, 2004.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP

The Group’s financial statements are prepared in accordance with accounting principles generally accepted in Hong Kong (“Hong Kong GAAP”). The significant differences applicable to the Group are described below and the adjustments considered necessary to reconcile the consolidated profit (“net income”) or shareholders’ funds (“shareholders’ equity”) in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) are shown in the following tables.

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

On December 31, 2002, the remaining members in the Group’s defined benefit programmes were transferred to the defined contribution programmes. At the same time, the Group obtained the relevant approvals in principle to enable the winding up of its defined benefit programmes. This represented a curtailment and settlement of the defined benefit programmes. Accordingly, all previously unrecognized gains and losses have been credited to the profit and loss account in 2002 under U.S. GAAP. The amount of tax provision made in prior years against the differences in periodic pension costs was also written back.

Foreign Exchange Gain and Loss

The accounting treatment prescribed by the Scheme of Control Agreement requires that unrealized exchange differences arising from long-term borrowings, suppliers’ credits and shareholders advances be deferred. Under U.S. GAAP these should be generally included in the income statement in the period in which the underlying exchange rates change.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP (continued)

Derivatives and Hedging Activities

The Group engages in forward foreign exchange contracts, currency swaps and options and interest rate swaps to hedge the impact of foreign currency exposures and fluctuations in interest rates. Our subsidiary, Yallourn Energy, also uses energy-related derivative instruments to hedge the price risk of sales of electricity and the price risk of purchasing energy to satisfy retail sales contract obligations. The Group does not recognize such derivatives at fair value, nor does it account for the gains or losses relating to the fair value changes in these derivatives as this is not required under Hong Kong GAAP.

For U.S. GAAP purposes, before the implementation of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS Nos. 137, 138 and 149 (collectively referred to here as “SFAS No. 133”), the Group generally included gains and losses on forward foreign exchange contracts in the profit and loss account, except for gains and losses on forward foreign exchange contracts that were accounted for as hedges of firm identifiable foreign currency commitments, which were deferred and recognized in the profit and loss account upon settlement of the related foreign currency commitment.

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

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the profit and loss account to offset changes in the fair value of the hedged assets or liabilities. Changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income (loss) until the hedged items are recognized in earnings, at which point the cumulative gain (loss) previously recorded in other comprehensive income (loss) is transferred to the profit and loss account. As of December 31, 2003, the application of SFAS No. 133 to the Group resulted in the fair value of derivative contracts amounting to a liability of HK$121 million (2002 and 2001: an asset of HK$370 million and HK$232 million, respectively), with offsetting amounts of HK$339 million (2002: HK$113 million, 2001: HK$176 million) being charged to customers in accordance with the Scheme of Control and HK$301 million (2002: HK$377 million, 2001: HK$41 million) being credited to the carrying amount of a hedged liability. The remaining amount of HK$83 million (2002: HK$120 million, 2001: HK$15 million) was principally charged to the profit and loss account and accumulated other comprehensive loss.

The Group’s share of changes in the fair value of derivatives of the jointly controlled entities and associated companies were also recognized in accordance with the requirements of the SFAS No. 133, resulting in a decrease in the Group’s share of the net assets of its jointly controlled entities and associated companies of HK$147 million (2002: HK$229 million, 2001: HK$127 million). Of this amount, cumulative charges of HK$78 million (2002: HK$78 million, 2001: HK$1 million) have been reflected in the profit and loss account and HK$69 million (2002: HK$151 million, 2001: HK$126 million) has been charged to accumulated other comprehensive loss.

Depreciation of Leasehold Land

Prior to January 1, 2004, the Scheme of Control Agreement provides that leasehold land should be capitalized at unamortized cost. U.S. GAAP requires that such an asset be amortized over the term of the lease.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP (continued)

Taxation

Prior to 2003, CLP Power Hong Kong and its jointly controlled generating company, Castle Peak Power Company Limited (CAPCO) (collectively referred to here as “SoC companies”), were required under the Scheme of Control Agreement to make full provision for deferred taxation arising from timing differences attributable to accelerated tax depreciation allowances computed using the rate ruling when the timing differences arose, with no adjustments made subsequently if tax rates changed. In the non-SoC companies, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future.

In 2003, we have fully adopted the Hong Kong accounting standard SSAP No. 12 (Revised) “Income Taxes” (“SSAP No. 12”), which was effective for accounting periods commencing on or after January 1, 2003. The adoption of the SSAP No. 12 (Revised) represents a change in accounting policy, which has been applied retrospectively, resulting in an increase in reported net profit of HK$70 million and HK$25 million for the year ended December 31, 2001 and 2002, respectively. The revised SSAP No. 12 is consistent with U.S. GAAP in all material respects. On adoption of the SSAP No. 12 by CLP Power Hong Kong, a retrospective adjustment was made for the over-provision of deferred taxation due to tax rates changes in periods prior to 2002 with a corresponding adjustment made to creditors as, based on legal advice, it is considered that the effect of tax rate changes on deferred taxation will be payable or recoverable under the Scheme of Control. During the year, a total amount of HK$187 million previously credited to shareholders’ equity under U.S. GAAP, which represented the best estimate of the GAAP differences at the time the adjustment was made, was reversed in the profit and loss account.

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

Amortization of Goodwill

Under Hong Kong GAAP, goodwill is required to be amortized over its useful life and for the amount of negative goodwill not exceeding the fair values of acquired identifiable non-monetary assets, recognize it as income on a systematic basis over the remaining weighted average useful life of the acquired identifiable depreciable or amortizable assets.

If the goodwill is being amortized over more than 20 years, such goodwill will be subject to an annual impairment review even if there is no indication that it is impaired.

Under U.S. GAAP, goodwill is no longer amortized but subject to impairment test at least annually. SFAS No. 141 “Business Combinations” requires the negative goodwill first be allocated pro rata to reduce amounts assigned to the acquired assets excluding financial assets other than equity method investments, assets to be disposed of by sale, deferred income tax assets, prepaid assets related to pension or other postretirement benefit plans and any other current assets.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP (continued)

New	Accounting Pronouncements

SFAS	No. 132 (Revised)

In December 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 132 (Revised) (“SFAS No. 132-R”), “Employer’s Disclosure about Pensions and Other Postretirement Benefits”. SFAS No. 132-R retains disclosure requirements of the original SFAS No. 132 and requires additional disclosures relating to assets, obligations, cash flows, and net periodic benefit cost. The measurement and recognition guidance under original SFAS No. 132 has not changed. SFAS No. 132-R is effective for fiscal years ending after December 15, 2003, except that certain disclosures are effective for fiscal years ending after June 15, 2004. Interim period disclosures are effective for interim periods beginning after December 15, 2003. The adoption of the disclosure provisions does not have an impact on our financial position and results of operations.

SFAS	No. 150

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. SFAS No. 150 clarifies the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires the classification of such financial instruments as liabilities in the Group’s financial statements. Such financial instruments may include mandatory redeemable shares, financial instruments which embody an obligation to repurchase shares or require an issuer to settle the obligation by transferring assets, or financial instruments that embody an unconditional obligation, or, in certain circumstances, an unconditional obligation. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, otherwise, effective at the beginning of first interim period beginning after June 15, 2003. We do not have any financial instruments with characteristics of both liabilities and equity as of December 31, 2003. We believe the adoption of SFAS No. 150 does not have any significant impact on our financial position and results of operations.

SFAS	No. 149

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, and certain provisions relating to forward purchases or sales of “when issued” securities or other securities that do not yet exist. We believe the adoption of SFAS No. 149 does not have any significant impact on our results of operations.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP (continued)

New	Accounting Pronouncements (continued)

FIN	46 (Revised)

In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities, or VIEs, by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies domiciled in the United States of America, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” or SPE, under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. A Foreign Private Issuer must apply the provisions of FIN 46R to those entities considered SPEs on January 1, 2004, and to other entities no later than December 31, 2004. We are still in the process of analyzing and interpreting FIN 46R and assessing the impact on our financial position and results of operations. Under the provisions of FIN 46R it is possible that the Group’s interest in CAPCO would be considered a VIE which may require consolidation. Our relationship with CAPCO is more fully described in Note 19 and Note 33. Audited Hong Kong GAAP financial statements of CAPCO can be found on pages F-64 to F-80.

Effects of Proposed Accounting Pronouncements

FIN	45

In November 2002, the FASB issued Interpretation No. 45, or FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued and clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statements ending after December 15, 2002. The adoption of FIN 45 does not have any significant impact on our financial position and results of operations.

EITF	Issue No. 03-11

In July 2003, the Emerging Issues Task Force (“EITF”) released Issue No. 03-11, “Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not Held for Trading Purposes” (“Issue 03-11”). EITF reached a consensus on Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, Issue No. 99-19, and Opinion No. 29, “Accounting for Nonmonetary Transactions”, should be considered. Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. We believe the adoption of Issue No. 03-11 does not have any significant impact on our financial position and results of operations.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP (continued)

Effects of Proposed Accounting Pronouncements (continued)

EITF Issue No. 01-8

In August 2001, the EITF released Issue No. 01-8 “Determining Whether an Arrangement Is a Lease” (“Issue 01-8”) and was originally intended to provide guidance in determining whether an energy-related contract should be accounted for as a lease in accordance with SFAS No. 13 “Accounting for Leases” and the scope was later extended beyond energy-related contracts by developing additional guidance in determining whether any arrangement is a lease. In May 2003, the EITF reached a consensus to establish criteria to be applied to any new or modified agreement in order to ascertain if the agreement is in effect a lease and subject to lease accounting treatment and disclosure requirements principally found in SFAS No. 13. Issue 01-8 is effective for arrangements entered into or modified on or after the first fiscal quarter beginning after May 28, 2003.

Under the consensus guidance, an arrangement conveys the right to use the property, plant or equipment (“PP&E”) and would be considered to constitute a lease if (a) the purchaser has the ability or right to operate the PP&E while obtaining more than a minor amount of the output of the PP&E, (b) the purchaser has the ability or right to control physical access to the underlying PP&E while obtaining or controlling more than a minor amount of the output of the PP&E, or (c) it is remote that parties other than the purchaser will take more than a minor amount of the PP&E’s output during the term of the arrangement and the unit price for the purchaser is neither contractually fixed nor equal to the then current market price. It was further provided that the determination of whether an arrangement contains a lease to be made at inception of the arrangement based on all the facts and circumstances and a reassessment is required only if there are certain specific modifications made to the agreement.

Based on the consensus guidance, the power purchase arrangements in place within the Group will need to be evaluated if there is any modification to the existing arrangement to determine whether lease accounting is applicable. If lease accounting does apply to CAPCO, and we are required to account for the CAPCO contract as a capital lease under U.S. GAAP, we would have to record the related power plants as fixed assets in our accounts for U.S. GAAP purposes with an offsetting liability due to the counterparty. If lease accounting is applied to the other power purchase arrangements within the Group, and we are required to account for the fixed assets already included in our accounts for U.S. GAAP as a lessor under a capital lease, we would be required to replace the fixed assets with a long term finance receivable.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP (continued)

Net Income and Shareholders’ Equity

The estimated effect of the significant adjustments to the net income and shareholders’ equity in accordance with U.S. GAAP is summarized below:

Net income

	2001	2002	2003	2003
	HK$M	HK$M	HK$M	US$M

Profit for the year in accordance with Hong Kong GAAP, as restated	7,327	7,104	7,687	990
Income tax adjustments	(70)	(25)	–	–

Profit for the year as previously stated in accordance with Hong Kong GAAP*	7,257	7,079	7,687	990
Adjustments required under U.S. GAAP:
Difference in periodic pension costs and curtailment gain	81	130	–	–
Exchange loss	(15)	–	–	–
Gain/(Loss) on change in fair value of derivatives	22	(221)	74	10
Tax effect of the above adjustments	(14)	218	(17)	(2)
Depreciation of leasehold land	(32)	(216)	(54)	(7)
Deferred tax accounting	106	32	(187)	(24)
Change in fair value of equity securities	–	(27)	31	4
Amortization of goodwill	–	28	(9)	(1)

Net income for the year in accordance with U.S. GAAP	7,405	7,023	7,525	970

   *    as modified in 2001 and 2002 to comply with the Scheme of Control Agreement

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP (continued)

Net Income and Shareholders’ Equity (continued)

Shareholders’ equity

	2002	2003	2003
	HK$M	HK$M	US$M

Shareholders’ funds in accordance with Hong Kong GAAP (Note)	36,888	40,241	5,183
Income tax adjustments	(101)	–	–

Shareholders’ funds as previously stated under Hong Kong GAAP* (Note)	36,787	40,241	5,183
Cumulative adjustments required under U.S. GAAP:
Loss on change in fair value of derivatives	(199)	(125)	(16)
Tax effect of the above adjustments	44	27	3
Depreciation of leasehold land	(598)	(652)	(84)
Deferred tax accounting	275	–	–
Change in fair value of equity securities	(27)	4	1
Amortization of goodwill	28	19	2
Transitional adjustment to other comprehensive income/(loss) on implementation of SFAS No. 133, net of tax of nil (2002: nil)	(4)	(2)	–
Net change in fair value of derivatives to other comprehensive income/(loss)
- company and subsidiaries, net of tax of HK$13 million (2002: HK$3 million)	(18)	(42)	(5)
- share of jointly controlled entities, net of tax of HK$10 million (2002: HK$49 million)	(151)	(69)	(9)
Net change in fair value of equity securities to other comprehensive income/(loss), net of tax of nil	27	(4)	(1)
Foreign currency translation to other comprehensive income/(loss)	13	–	–

Shareholders’ equity in accordance with U.S. GAAP	36,177	39,397	5,074

        *    as modified in 2002 to comply with the Scheme of Control Agreement

Note: In 2003, fixed assets includes land, buildings, plant, machinery and equipment with total cost and accumulated depreciation of HK$4,716 million and HK$1,471 million respectively, which would be classified as assets subject to operating leases under U.S. GAAP.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP (continued)

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

	2001	2002	2003	2003
	HK$M	HK$M	HK$M	US$M
Net cash provided/(used) by:
Operating activities	9,537	10,922	10,102	1,301
Investing activities	(8,129)	(8,478)	(5,577)	(718)
Financing activities	(3,500)	(2,008)	(4,287)	(552)

(Decrease)/increase in cash and cash equivalents	(2,092)	436	238	31
Effect of exchange rate changes	–	–	33	4
Cash and cash equivalents at beginning of year	2,172	80	516	66

Cash and cash equivalents at end of year	80	516	787	101

CLP HOLDINGS LIMITED

SCHEME OF CONTROL STATEMENT

CLP Power Hong Kong Limited (CLP Power Hong Kong)

Overview

In Hong Kong, CLP Power Hong Kong operates a vertically integrated electricity generation, transmission and distribution business. The generating plants in Hong Kong are owned by Castle Peak Power Company Limited (CAPCO), which is 40% owned by CLP Power Hong Kong and 60% owned by ExxonMobil Energy Limited. CLP Power Hong Kong builds and operates CAPCO’s power stations under contract and is the sole customer for CAPCO’s electricity which CLP Power Hong Kong transmits and distributes to its customers in Kowloon and the New Territories. CLP Power Hong Kong owns the transmission and distribution network.

Since the financial year 1964, the electricity-related operations of CLP Power Hong Kong and CAPCO (the SoC Companies) have been governed by a Scheme of Control (SoC) Agreement with the Hong Kong Government. The SoC specifies the SoC Companies’ obligations to supply adequate and reliable electricity supplies to customers at the lowest reasonable cost and the mechanism for the Government to monitor their financial affairs and operating performance. In return, CLP Power Hong Kong is allowed to charge tariffs designed to recover the operating costs (including tax) and allowed net return of the SoC Companies. The current agreement, which took effect from October 1, 1993, covers the period to September 30, 2008.

Permitted and Net Return

The permitted and net return that the SoC Companies are allowed under the SoC are calculated as follows:

•	The annual permitted return is 13.5% of the SoC Companies’ average net fixed assets relating to the electricity business in Hong Kong; plus a further 1.5% on the average net fixed assets financed by shareholders’ investments and acquired after September 30, 1978.
•	Any difference between the permitted return and the profit for SoC operations is transferred to or from a Development Fund. The Development Fund does not form part of distributable shareholders’ funds and is, in effect, a liability owing to customers carried in CLP Power Hong Kong’s books.
•	Four charges are deducted from the permitted return. First, shareholders of the SoC Companies pay interest up to a maximum of 8% per annum on borrowed capital arranged for financing fixed assets. Second, shareholders of CLP Power Hong Kong pay a charge of 8% per annum on the sum of the average balances of the Development Fund and special provision account. This charge is credited to a rate reduction reserve in CLP Power Hong Kong’s books and is applied as rebates to customers. By a Supplemental Agreement which took effect from October 1, 1998, two more charges have been introduced. Third, shareholders of the SoC Companies pay an excess capacity adjustment of 13.5% on the average excess capacity expenditure less an allowed interest charge up to 8% per annum on the average excess capacity expenditure. This excess capacity adjustment will only apply to additional generating units installed after the SoC Companies’ Black Point Units 7 and 8 are commissioned. Fourth, shareholders of CLP Power Hong Kong pay interest up to 8% per annum on the increase in average balance of the customers’ deposits in excess of the balance as at September 30, 1998.
•	The net return is the permitted return less the deductions. The rate of return on average net fixed assets of the SoC Companies for the year ended December 31, 2003 was 12.87% (2002: 12.52%, 2001: 12.17%).

The net return is divided between the SoC Companies in accordance with the provisions of the agreements between the SoC Companies. These provisions state that each company will receive that proportion of the total net return represented by the net return that company would receive if it were the only company under the SoC and the net return were calculated solely on the basis of its own accounts. In the year 2003, 59% (2001 and 2002: 58%) of the net return was allocated to CLP Power Hong Kong and 41% (2001 and 2002: 42%) to CAPCO. If the actual profit for the SoC, when added to the amount available for transfer from the Development Fund is less than the permitted return, the share of any such deficit to be borne by CAPCO is limited to 20%.

The calculations shown on page F-63 are in accordance with the SoC and the agreements between the SoC Companies. The calculations are extracted from the audited accounts of CLP Power Hong Kong for the year ended December 31, 2003, upon which the auditors have expressed an unqualified opinion.

CLP HOLDINGS LIMITED

SCHEME OF CONTROL STATEMENT

	Year ended December 31,
	2001	2002	2003	2003
	HK$M	HK$M	HK$M	US$M

SOC REVENUE	24,806	25,844	25,739	3,315

EXPENSES
Operating costs	2,964	2,752	2,817	363
Fuel	2,897	3,268	2,901	373
Purchases of nuclear electricity	5,013	4,976	5,134	661
Depreciation	3,026	3,164	3,439	443
Deferral premium	–	96	494	64
Operating interest	931	617	459	59
Taxation	1,138	1,478	1,652	213

	15,969	16,351	16,896	2,176

PROFIT AFTER TAXATION	8,837	9,493	8,843	1,139

Interest on increase in customers’ deposits	8	1	–	–
Interest on long-term financing	1,005	818	679	87
Adjustments required under the SoC (including share of profit on sale of electricity to the Chinese mainland attributable to the SoC Companies)	(69)	(5)	367	47

PROFIT FOR SOC	9,781	10,307	9,889	1,273

Transfer to Development Fund	(1,201)	(1,420)	(572)	(73)

PERMITTED RETURN	8,580	8,887	9,317	1,200

DEDUCT INTEREST
On increase in customers’ deposits	8	1	–	–
On long-term financing as above	1,005	818	679	87
On Development Fund and special provision account transferred to rate reduction reserve	305	319	287	37

	1,318	1,138	966	124

NET RETURN	7,262	7,749	8,351	1,076

Divisible as follows:
CLP Power Hong Kong	4,188	4,517	4,895	631
CAPCO	3,074	3,232	3,456	445

	7,262	7,749	8,351	1,076

CLP POWER HONG KONG’S SHARE OF NET RETURN
CLP Power Hong Kong	4,188	4,517	4,895	631
Interest in CAPCO	1,234	1,297	1,386	178

	5,422	5,814	6,281	809

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of

Castle Peak Power Company Limited

We have audited the accompanying balance sheets of Castle Peak Power Company Limited as of December 31, 2002 and 2003, and the related profit and loss accounts, statements of changes in equity and cash flow statements for the years ended December 31, 2001, 2002 and 2003 which, as described in Note 2, have been prepared on the basis of accounting principles generally accepted in Hong Kong. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Hong Kong. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Castle Peak Power Company Limited at December 31, 2002 and 2003, and the results of its operations and cash flows for the years ended December 31, 2001, 2002 and 2003 in conformity with accounting principles generally accepted in Hong Kong.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong

February 13, 2004

CASTLE PEAK POWER COMPANY LIMITED

PROFIT AND LOSS ACCOUNT

		Year ended December 31,
	Note	2001	2002	2003	2003
		HK$M	HK$M	HK$M	US$M

TURNOVER	3	9,864	10,262	10,523	1,355

Expenses
Fuel		2,897	3,268	2,899	373
Operating costs		526	651	660	85
Depreciation		1,429	1,442	1,468	189
Deferral Premium	4	–	96	494	64
Staff costs		419	329	339	44

		5,271	5,786	5,860	755

Operating profit	5	4,593	4,476	4,663	600

Finance costs	6	877	559	385	49

Profit before taxation		3,716	3,917	4,278	551

Taxation	7	601	625	746	96

EARNINGS		3,115	3,292	3,532	455

DIVIDENDS	8	3,115	3,292	3,532	455

CASTLE PEAK POWER COMPANY LIMITED

BALANCE SHEET

			As of December 31,
	Note		2002	2003	2003
			HK$M	HK$M	US$M
			(Restated)
CAPITAL EMPLOYED
Fixed assets	9		26,836	27,449	3,535

Current assets
Fuel and stores			427	441	57
Sundry debtors and prepayments	10		123	119	15
Current account with CLP Power Hong Kong Limited	11		842	976	126

			1,392	1,536	198

Current liabilities
Bank loans and other borrowings	12	(a)	(4,099)	(2,759)	(356)
Creditors			(1,071)	(1,423)	(183)
Taxation payable			(160)	(166)	(21)

			(5,330)	(4,348)	(560)

Net current liabilities			(3,938)	(2,812)	(362)

Total assets less current liabilities			22,898	24,637	3,173

REPRESENTED BY
Share capital	13		50	50	6
Retained earnings			–	–	–
Proposed dividend			378	478	62

Shareholders’ funds			428	528	68

Advances from shareholders	14		12,197	14,271	1,838

Long-term loans and other borrowings	12	(b)	7,733	7,011	903

Deferred Taxation	15		2,540	2,827	364

			22,470	24,109	3,105

			22,898	24,637	3,173

CASTLE PEAK POWER COMPANY LIMITED

STATEMENT OF CHANGES IN EQUITY

	Share Capital	Retained Profit	Total	Total
	HK$M	HK$M	HK$M	US$M

Balance as at January 1, 2001	50	336	386
Earnings for the year	–	3,115	3,115
Dividends declared for the year
2000 final	–	(336)	(336)
2001 interims	–	(2,711)	(2,711)

Balance as at December 31, 2001	50	404 (1)	454

Balance as at January 1, 2002	50	404	454

Earnings for the year	–	3,292	3,292
Dividends declared for the year
2001 final	–	(404)	(404)
2002 interims	–	(2,914)	(2,914)

Balance as at December 31, 2002	50	378 (2)	428

Balance as at January 1, 2003	50	378	428	55

Earnings for the year	–	3,532	3,532	455
Dividends declared for the year
2002 final	–	(378)	(378)	(49)
2003 interims	–	(3,054)	(3,054)	(393)

Balance as at December 31, 2003	50	478 (3)	528	68

Note

(1)	The proposed final dividend as at December 31, 2001 is HK$404 million.
(2)	The proposed final dividend as at December 31, 2002 is HK$378 million.
(3)	The proposed final dividend as at December 31, 2003 is HK$478 million.

CASTLE PEAK POWER COMPANY LIMITED

CASH FLOW STATEMENT

		Year ended December 31,
	Note	2001	2002	2003	2003
		HK$M	HK$M	HK$M	US$M
OPERATING ACTIVITIES
Cash generated from operations	16	5,917	6,025	6,077	783
Interest paid		(1,028)	(685)	(556)	(72)
Hong Kong profits tax paid		(594)	(681)	(694)	(89)

NET CASH INFLOW FROM OPERATING ACTIVITIES		4,295	4,659	4,827	622

INVESTING ACTIVITIES
Capital expenditure		(354)	(777)	(1,513)	(195)
Proceeds from disposal of fixed assets		–	10	27	3

NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(354)	(767)	(1,486)	(192)

NET CASH INFLOW BEFORE FINANCING		3,941	3,892	3,341	430

FINANCING ACTIVITIES
Net drawdown of shareholders’ advances		720	1,459	2,129	274
Net repayment of bank loans and other borrowings		(1,614)	(2,033)	(2,038)	(262)
Dividends paid		(3,047)	(3,318)	(3,432)	(442)

NET CASH OUTFLOW FROM FINANCING ACTIVITIES		(3,941)	(3,892)	(3,341)	(430)

Movement in cash and cash equivalents		–	–	–	–

Cash and cash equivalents at beginning of the year		–	–	–	–

CASH AND CASH EQUIVALENTS AT END OF THE YEAR		–	–	–	–

Analysis of cash and cash equivalents
Bank balances		–	–	–	–

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION OF ACCOUNTS

The accounts have been prepared under the historical cost convention, in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants (HKSA).

In the current year, the Company adopted Statement of Standard Accounting Practice (SSAP) No.12 (Revised) “Income Taxes” issued by the HKSA, which is effective for accounting periods commencing on or after January 1, 2003. The change to the Company’s accounting policy and the effect of adopting this new policy are set out in Notes 2(F) and 15.

The current Scheme of Control will expire in 2008. The accounts have been prepared on the basis that there will be no material changes to the current Scheme of Control in the foreseeable future.

2.	SIGNIFICANT ACCOUNTING POLICIES

A.	Scheme of Control

The financial operations of the Company (CAPCO) and CLP Power Hong Kong Limited (CLP Power Hong Kong), together called “the Companies”, are governed by a Scheme of Control Agreement (the Scheme) entered into with the Government of the Hong Kong Special Administrative Region (the Hong Kong Government) and by other agreements entered into by CLP Power Hong Kong, CAPCO and ExxonMobil International Holdings Inc.

The main features of the Scheme of Control are as follows:-

(i)	The Scheme is to be applicable to the electricity-related activities of the Companies excluding those associated with export sales of electricity in accordance with the separate arrangement between the Companies and the Hong Kong Government.

(ii)	CAPCO is to construct and operate generating facilities and sell power exclusively to CLP Power Hong Kong.

(iii)	The annual permitted return is to be the sum of:

-	13.5% of the average net fixed assets of the Companies, and

-	a further 1.5% on any average net fixed assets financed by shareholders’ investments and acquired after September 30, 1978, as defined in the Scheme.

(iv)	Any difference between the permitted return and the profit for the Scheme of Control is to be transferred to or from a development fund. The balance of the development fund represents a liability in the accounts of CLP Power Hong Kong.

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

A.	Scheme of Control (continued)

(v)	The following are to be deducted from the permitted return:

-	a charge of 8% per annum on the sum of the average balances of the development fund and special provision account, such charge to be credited to a rate reduction reserve in the accounts of CLP Power Hong Kong to be applied as rebates to customers;

-	interest payable, up to a maximum of 8% per annum, on borrowed capital for financing of fixed assets;

-	an excess capacity adjustment which will only apply to additional generating unit installed after the Companies’ Black Point Units 7 and 8 are commissioned; and

-	interest on the increase in deposits from CLP Power Hong Kong’s customers, which represents the average of opening and closing balances of customers’ deposits for any year in excess of the balance as at September 30, 1998 up to a rate of 8% per annum.

(vi)	The net return, being the permitted return less the deductions, is to be divided in accordance with the provisions of the agreements between the Companies (where the Scheme profit, when added to the amount available for transfer from the development fund, is less than the permitted return, the share of any such deficit to be borne by the Company is to be limited to 20%).

(vii)	The records of the development fund, the special provision account, the rate reduction reserve and customers’ deposits are to be maintained in the accounts of CLP Power Hong Kong.

B.	Non Scheme of Control activities

Commencing October 1, 1991 the Company is entitled to 60% of the profit allowed to the Companies derived from the sale of electricity by CLP Power Hong Kong to customers located in the Chinese mainland, in accordance with the arrangement agreed between the Companies and the Hong Kong Government.

C.	Fuel and stores

These are valued at the lower of cost and net realizable value. The cost of fuel oil is measured on the ‘first-in, first-out’ basis. Coal and stores are measured on the weighted average basis.

D.	Turnover

Turnover mainly represents sale of electricity to CLP Power Hong Kong under the terms of the Scheme, together with the Company’s share of profit on the sale of electricity by CLP Power Hong Kong to customers located in the Chinese mainland. Turnover is recognized when it is paid or becomes payable by CLP Power Hong Kong to the Company in accordance with the agreements referred to in Notes 2 (A) and (B) above.

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

E.	Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation.

Depreciation of fixed assets is based on the rates authorized under the Scheme of Control, which reflect the pattern in which the assets’ economic benefits are consumed, and is provided on a straight line basis commencing from the date of commissioning. The following bases apply to fixed assets:

Buildings	33 years
Cables	30 years
Generating plant, switchgear and transformers	25 years
Furniture, system control equipment, tools, communication and office equipment	10 years
Computers and office automation equipment other than those forming part of the generating plant	5 years
Motor vehicles and marine craft	5 years

F.	Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantially enacted by the balance sheet date are used to determine deferred taxation.

Prior to 2003, the Company fully recognized deferred taxation arising from timing differences attributable to accelerated depreciation allowances which were accounted for at the taxation rate in force in the year in which the differences arose. The adoption of SSAP No.12 (Revised) represents a change in accounting policy, which has been applied retrospectively so that the comparative figures presented have been restated to conform to the changed policy. The change has resulted in a decrease in deferred tax liabilities at January 1, 2002 by HK$168 million and at December 31, 2002 by HK$166 million with corresponding increase in creditors (Note 15).

G.	Interest

Interest on borrowed capital arranged to finance the acquisition, construction or production of a fixed asset is:

(i)	incorporated in capital expenditure during the period of time that is required to complete and prepare the assets for its intended use; and

(ii)	charged to operating costs when incurred after commissioning.

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

H.	Foreign currencies

Monetary assets and liabilities denominated in foreign currency are translated into Hong Kong Dollars at the rates of exchange prevailing at the balance sheet date, or at the relevant forward contract rates where applicable. Transactions during the year are converted into Hong Kong Dollars at the rates of exchange ruling at the dates of the transactions.

All unrealized exchange differences arising from long-term borrowings and shareholders’ advances are deferred in accordance with the treatment stipulated under the Scheme of Control. All other unrealized and all realized exchange differences are credited or debited to the Profit and Loss Account.

I.	Related parties

Related parties are individuals and companies, where the individual or company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

J.	Translation of 2003 Financial Statements to United States Dollars (“US Dollars”)

The financial statements are expressed in Hong Kong Dollars (“HK Dollars”). Solely for the convenience of the reader, the 2003 financial statements have been translated into US Dollars at the specified rate below. These translations should not be construed as representations that the HK Dollars amounts actually represent such US Dollars amounts or could be converted into US Dollars at the rate indicated. The translation of HK Dollars into US Dollars has been made at the rate of HK$7.7640 to US$1.00, which was the noon buying rate in New York City for cable transfers in HK Dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003.

3.	TURNOVER

Turnover comprises:

	2001	2002	2003
	HK$M	HK$M	HK$M

Sale of electricity to CLP Power Hong Kong	9,815	10,191	10,431
Share of profit on the sale of electricity by CLP Power Hong Kong to customers in the Chinese mainland	49	71	92

	9,864	10,262	10,523

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

4.	DEFERRAL PREMIUM

Deferral Premium was a contractual obligation that corresponded to additional costs incurred by the vendors for deferred delivery of the two generator units (units 7 and 8) in Black Point Power Station.

5.	OPERATING PROFIT

	2001	2002	2003
	HK$M	HK$M	HK$M
Operating profit is stated after charging the following:
Depreciation
Buildings	260	261	263
Generation and other equipment	1,169	1,181	1,205

	1,429	1,442	1,468

Loss on disposal of fixed assets	81	83	40
Directors’ remuneration
- fees	1	1	1
- other emoluments	–	–	–
Auditors’ remuneration	1	1	1

6.	FINANCE COSTS

	2001	2002	2003
	HK$M	HK$M	HK$M
Interest on bank loans and overdrafts	746	502	368
Interest on other loans	161	142	74
Interest on short-term bank loans for fuel stock financing	11	5	4

	918	649	446

Finance charges	30	20	16
Exchange loss	83	17	21
Less: Amount Capitalized	(143)	(122)	(94)
Fuel stock interest included in fuel expenses	(11)	(5)	(4)

	877	559	385

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

7.	TAXATION

	2001	2002	2003
	HK$M	HK$M	HK$M
Taxation in the profit and loss account represents:

Current taxation
Hong Kong profits tax	656	650	700

Deferred taxation (Note 15)
(Write back)/Provision for the year	(55)	(25)	46

	601	625	746

In 2003, the Government enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year 2003/2004. Hong Kong profits tax has been provided at the rate of 17.5% (2001 & 2002: 16%) on the estimated assessable profit for the year

The taxation on the Company’s profit before taxation differs from the theoretical amount that would arise using the Hong Kong profits tax rate as follows:

	2001	2002	2003
	HK$M	HK$M	HK$M

Profit before taxation	3,716	3,917	4,278

Calculated at a taxation rate of 17.5% (2001 & 2002: 16%)	595	626	749
Expenses not deductible for taxation purposes	3	(1)	(3)
Tax under provided	3	–	–

	601	625	746

8.	DIVIDENDS

	2001	2002	2003
	HK$M	HK$M	HK$M

Interim dividends paid	2,711	2,914	3,054
Proposed final dividend	404	378	478

	3,115	3,292	3,532

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

9.	FIXED ASSETS

	Medium term leasehold land in Hong Kong	Buildings	Generation equipment	Other equipment and vehicles	Equipment awaiting installation	Total
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M

Cost
At January 1, 2002	2,749	9,446	28,920	278	1,121	42,514
Additions	–	65	772	26	75	938
Transfers and disposals	–	(43)	(121)	(42)	–	(206)

At December 31, 2002	2,749	9,468	29,571	262	1,196	43,246
Additions	–	121	1,937	44	46	2,148
Transfers and disposals	–	(20)	(180)	(6)	(3)	(209)

At December 31, 2003	2,749	9,569	31,328	300	1,239	45,185

Accumulated depreciation
At January 1, 2002	–	3,358	11,449	206	68	15,081
Charge for the year	–	261	1,091	20	70	1,442
Transfers and disposals	–	(4)	(68)	(41)	–	(113)

At December 31, 2002	–	3,615	12,472	185	138	16,410

Charge for the year	–	264	1,115	16	73	1,468
Transfers and disposals	–	(11)	(125)	(5)	(1)	(142)

At December 31, 2003	–	3,868	13,462	196	210	17,736

Net book value
At December 31, 2003	2,749	5,701	17,866	104	1,029	27,449

At December 31, 2002	2,749	5,853	17,099	77	1,058	26,836

Included in fixed assets is plant under construction, the net book value of which at December 31, 2003 is HK$4,480 million (2002: HK$2,786 million).

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

10.	SUNDRY DEBTORS AND PREPAYMENTS

Included in sundry debtors and prepayments in 2003 is a receivable of HK$75 million, representing the net impact of the additional amount of deferred taxation recognized by the Company due to changes in tax rates to 17.5% and temporary differences (Note 15).

11.	CURRENT ACCOUNT WITH CLP POWER HONG KONG LIMITED

The amount due from CLP Power Hong Kong mainly represents sales of electricity for the month of December 2003.

12.	BANK LOANS AND OTHER BORROWINGS

		Note	2002	2003
			HK$M	HK$M

(a)	Amount included in current liabilities
	Short-term bank loans	12(c)	1,003	1,116
	Current portion of long-term liabilities
	Bank loans		1,699	1,592
	Other borrowings		1,397	51

			3,096	1,643

			4,099	2,759

(b)	Amounts shown as long-term loans and other borrowings
	Bank loans
	Wholly repayable within 5 years		3,240	4,030
	Not wholly repayable within 5 years		5,985	4,418

		12(c)	9,225	8,448

	Other borrowings
	Wholly repayable within 5 years	12(d)	1,604	206
	Not wholly repayable within 5 years	12(d)	–	–

			10,829	8,654
	Current portion of long-term liabilities		(3,096)	(1,643)

			7,733	7,011

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

12.	BANK LOANS AND OTHER BORROWINGS (continued)

(c)	The total bank loan balances of HK$9,564 million as at December 31, 2003 (2002: HK$10,228 million) comprised of:

i)	Export Credit Agencies (ECA) loans of HK$1,312 million (2002: HK$3,843 million) relating to the purchase of fixed assets with interest rate of 7.16% per annum (2002: 6.05% to 7.76% per annum);

ii)	fixed rate bank loans of HK$4,904 million (2002: HK$2,142 million) with interest rates after swap ranged from 4.37% to 6.13% per annum (2002: 5.80% to 6.13% per annum); and

iii)	variable rate loans of HK$3,348 million (2002: HK$4,243 million).

(d)	Other borrowings represent:

	2002	2003
	HK$M	HK$M
Private Placement
On a 10-year bullet repayment basis	1,345	–
On a 15-year amortizing basis	259	206

	1,604	206

13.	SHARE CAPITAL

	2002	2003
	HK$M	HK$M
Authorized:
1,000,000 (2002: 1,000,000) shares of HK$100 each	100	100

Issued and fully paid:
500,000 (2002: 500,000) shares of HK$100 each	50	50

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

14.	ADVANCES FROM SHAREHOLDERS

	2002	2003
	HK$M	HK$M

ExxonMobil Energy Limited	7,263	8,503
CLP Power Hong Kong	4,934	5,768

	12,197	14,271

The advances are unsecured, interest free and have no fixed terms of repayment, except for advances totalling of HK$78 million from CLP Power Hong Kong, which represent a special loan repayable in full on September 30, 2008.

15.	DEFERRED TAXATION

Deferred taxation is calculated in full on temporary differences mainly attributable to accelerated depreciation allowances under the liability method using the taxation rate of 17.5% (2002: 16%) enacted at the balance sheet date.

The movement on the deferred tax liabilities account is as follows:

	2002	2003
	HK$M	HK$M

At January 1, as previously reported	2,731	2,706
Adjustment for changes in prior periods (a)	(168)	(166)

At January 1, restated	2,563	2,540
Effect of change (b)	2	241
(Write back)/Provision for the year in Profit & Loss Account (Note 7)	(25)	46

At December 31	2,540	2,827

(a)	Prior to 2003, the Company recognized deferred taxation arising from timing differences attributable to accelerated depreciation at the profits tax rate in force in the year in which the temporary differences arose. SSAP No. 12 (Revised) requires the provision of deferred taxation on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the accounts using the profits tax rate enacted, or substantially enacted, at the balance sheet date. On adoption of SSAP 12 (Revised) in 2003, retrospective adjustments of HK$168 million for the over-provision of deferred taxation due to both changes in tax rates and temporary differences in periods prior to 2002 and a provision of HK$2 million for 2002 were made. A corresponding liability to CLP Power Hong Kong of HK$166 million was recorded within creditors at December 31, 2002 to reflect the restatement on the grounds that this over-provision will be payable to CLP Power Hong Kong.

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

15.	DEFERRED TAXATION (continued)

(b)	As a result of the increase in the profits tax rate from 16% to 17.5% and change in temporary differences in 2003, an additional deferred taxation of HK$241 million was recognized. The Company believes that such amount will be recoverable from the Scheme of Control. The corresponding movement of HK$166 million has resulted in a net receivable of HK$75 million being recognized in 2003 (Note 10).

16.	RECONCILIATION OF PROFIT BEFORE TAXATION TO CASH GENERATED FROM OPERATIONS

	2001	2002	2003

	HK$M	HK$M	HK$M

Profit before taxation	3,716	3,917	4,278
Adjustment for:
Finance costs	877	559	385

Operating Profit	4,593	4,476	4,663
Adjustment for:
Loss on disposal of fixed assets	81	83	40
Depreciation	1,429	1,442	1,468
Other financing costs	(94)	(23)	(20)

Operating profit before working capital changes	6,009	5,978	6,151

Increase in fuel and stores	(42)	(35)	(14)
Decrease/(Increase) in sundry debtors and prepayments	132	1	(29)
Increase in current account with CLP Power Hong Kong	(81)	(23)	(134)
(Decrease)/Increase in creditors	(101)	104	103

Cash generated from operations	5,917	6,025	6,077

17.	INTEREST RATE SWAP CONTRACTS

As at December 31, 2003, the Company had two interest rate swap contracts outstanding under which the Company pays fixed rate and receives floating rate interests. These contracts have a principal amount of HK$4,548 million (2002: HK$2,292 million) and their effective interest rates for interest payments due from 2004 to 2012 are 4.37% and 4.70% respectively.

18.	COMMITMENT

(a)	Capital expenditure authorized by the Board and not provided in the accounts at December 31, 2003 amounted to HK$2,989 million (2002: HK$5,164 million). Of this amount, contracts had been entered into at December 31, 2003 for HK$900 million (2002: HK$1,999 million). No forward exchange contracts have been arranged for settlement of these contracts (2002: Nil).

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

18.	COMMITMENT (continued)

(b)	Natural gas for the Black Point Power Station is purchased by the Company on a take-or-pay (if tendered) basis pursuant to a 20-year contract which commenced in January 1996. The prices for the gas are determined by reference to a base price adjusted annually according to certain market and economic indices.

19.	RELATED PARTY TRANSACTIONS

The following is a summary of significant related party transactions between the Company and a related party, in addition to those disclosed in Notes 11 and 14, which were carried out in the normal course of business during the year ended December 31, 2003:

	2001	2002	2003
	HK$M	HK$M	HK$M

Sale of electricity to CLP Power Hong Kong (a)	9,815	10,191	10,431

Costs reimbursed to CLP Power Hong Kong (b)	912	970	1,025

(a)	The Company sells electricity to CLP Power Hong Kong (Note 3) at cost plus profit calculated in accordance with the Scheme. CLP Power Hong Kong owns a 40% share in the Company.

(b)	In accordance with the Operating Service Agreement between CLP Power Hong Kong and the Company, CLP Power Hong Kong is responsible to the Company for the efficient and proper construction, commissioning, operation and maintenance of the electricity generating facilities of the Company. In return, the Company reimburses CLP Power Hong Kong for all costs incurred in performance of the agreement. The portion of the amount recharged by CLP Power Hong Kong which is accounted for as operating expenses by the Company is covered under the electricity sales in (a) above.

20.	PRINCIPAL ACTIVITY

The principal activity of the Company is the generation and sale of electricity to CLP Power Hong Kong.

21.	ULTIMATE HOLDING COMPANY

The Company is 60% owned by ExxonMobil Energy Limited and 40% owned by CLP Power Hong Kong which is responsible for the Company’s day to day operations. The ultimate holding company of ExxonMobil Energy Limited is Exxon Mobil Corporation, a company incorporated in the United States of America. The ultimate holding company of CLP Power Hong Kong is CLP Holdings Limited, a company incorporated in Hong Kong.

22.	APPROVAL OF ACCOUNTS

The accounts were approved by the Board on February 13, 2004.