Form 20-F
period 2005-12-31
CLP HOLDINGS LTD
filed 2006-06-23
CIK 1052515

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes                  No       X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes                  No       X

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes       X       No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer       X       Accelerated filer                  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17       X       Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes                  No       X

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes                  No

FORWARD LOOKING STATEMENTS IN THIS ANNUAL REPORT

MAY NOT BE ACCURATE

Our disclosure and analysis in this annual report contain or incorporate by reference some forward-looking statements. Our forward-looking statements contain information regarding, among other things, our financial condition, future expansion plans and business strategy. We have based these forward-looking statements on our current expectations and projections about future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	general economic and political conditions affecting Hong Kong and the countries or regions where we operate;

•	possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity;

•	natural disasters, such as earthquakes and droughts, which are beyond our control;

•	the introduction of new environmental regulations;

•	fluctuations in foreign currency exchange rates and the possible devaluation of the Hong Kong dollar;

•	additional disclosures we make in our previous and future Form 20-F annual reports and Form 6-K periodic reports to the U.S. Securities and Exchange Commission; and

•	those other risks identified in “Item 3. Key Information—D. Risk Factors” of this annual report.

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

A. Selected Financial Data

On January 6, 1998, we became the holding company of a group of companies, consisting of CLP Power Hong Kong Limited and various other companies under a scheme of arrangement, referred to as the Scheme of Arrangement in this annual report. The table below sets forth our selected financial data for the years ended December 31, 2001, 2002, 2003, 2004 and 2005. The selected balance sheet data as of December 31, 2004 and 2005 and the selected income statement information for the years ended December 31, 2003, 2004 and 2005 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected balance sheet data as of December 31, 2001, 2002 and 2003 and the selected income statement information for the years ended December 31, 2001 and 2002 are derived from our audited consolidated financial statements not included in this annual report. Our financial statements have been prepared in conformity with Hong Kong Financial Reporting Standards, or HKFRS, issued by the Hong Kong Institute of Certified Public Accountants, or HKICPA, which we refer to as Hong Kong GAAP hereafter. In addition, such data have been reconciled with accounting principles generally accepted in the United States of America, or U.S. GAAP, described in Note 35 (pages F-62 to F-70) to our financial statements set forth in “Item 17. Financial Statements” and presented in compliance with Item 17 of Form 20-F under the U.S. Securities Exchange Act of 1934, as amended.

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

	Year Ended December 31,
	2001(1)		2002(1)		2003		2004		2005		2005
	HK$		HK$		HK$		HK$		HK$		US$
	(Restated)(5)		(Restated)(5)		(Restated)(5)		(Restated)(5)
	(in millions, except for per share data)
Consolidated Income Statement Information:
Hong Kong GAAP
Revenue(2)	23,798		24,810		28,170		30,741		38,584		4,976

Expenses
Purchases of electricity, gas and distribution services	15,252		15,586		15,873		16,055		21,516		2,775
Staff expenses	929		945		1,157		1,284		1,505		194
Fuel and other operating costs	1,246		1,331		2,289		3,070		3,972		512
Depreciation and amortization	1,624		1,749		2,317		2,485		2,896		374

	19,051		19,611		21,636		22,894		29,889		3,855

Property disposal gain	–		313		–		214		–		–

Operating profit	4,747		5,512		6,534		8,061		8,695		1,121
Finance costs(3)	(492)		(508)		(975)		(1,299)		(1,613)		(208)
Finance income	29		33		48		63		124		16
Share of results, net of tax
jointly controlled entities(4)	3,764		3,098		3,155		2,897		3,099		400
associated companies	65		76		66		188		140		18

Profit before taxation	8,113		8,211		8,828		9,910		10,445		1,347
Taxation
current and deferred, excluding tax consolidation benefit	(786)		(1,107)		(1,141)		(1,296)		(1,082)		(139)
deferred: tax consolidation benefit from Australia	–		–		–		–		2,004		258

Profit after taxation	7,327		7,104		7,687		8,614		11,367		1,466
Minority interest	–		–		–		–		1		–

Earnings attributable to shareholders	7,327		7,104		7,687		8,614		11,368		1,466

Earnings per share of common stock	2.95		2.95		3.19		3.58		4.72		0.61
Dividends per share of common stock	2.100	(6)	1.880	(6)	1.980	(6)	2.230	(6)	2.380	(6)	0.307 (6)
Dividends per share of common stock (US$)	0.269	(6)	0.241	(6)	0.255	(6)	0.287	(6)	0.307	(6)
U.S. GAAP
Net income	7,405		7,023		7,525		9,293		11,547		1,490

(1)	Comparative figures for 2001 and 2002 have been restated as a result of the initial adoption of Statement of Standard Accounting Practice (SSAP) No. 12 (Revised) “Income Taxes” in 2003.

(2)

Revenue represents sales of electricity, sales of gas, other electricity or gas-related revenue, property income, and supply and maintenance services fees. Comparative figures for 2001 to 2004 have been restated as a result of the reclassification of Development Fund and the Rate Reduction Reserve as explained in Note 4 (C) to our financial statements included in this annual report.

(3)	Finance costs for 2001 to 2004 have been restated as a result of the reclassification of interest accrued to Rate Reduction Reserve as explained in Note 4 (C) to our financial statements.

(4)

This includes our share of profit (2001 to 2005) arising from Laguna Verde (the property development at Hok Un site in Hung Hom, Hong Kong), which is a joint venture undertaken with a subsidiary company of Cheung Kong (Holdings) Limited.

(5)

The HKICPA has issued a number of new and revised HKFRSs that became effective or have been available for early adoption for accounting periods beginning on or after January 1, 2005. Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs is provided in Note 2 to our consolidated financial statements. Figures for 2001 to 2004 have been adjusted for these new and revised policies accordingly.

(6)

Excluding the special dividends referred to in Note 13 to our financial statements, dividends per share would have been HK$1.49 (US$0.19) in 2001, HK$1.65 (US$0.21) in 2002, HK$1.88 (US$0.24) in 2003, HK$2.08 (US$0.26) in 2004 and HK$2.27 (US$0.29) in 2005.

	As of December 31,
	2001(2)	2002(2)	2003	2004	2005	2005
	HK$	HK$	HK$	HK$	HK$	US$
	(Restated)(4)	(Restated)(4)	(Restated)(4)	(Restated)(4)
	(in millions)
Consolidated Balance Sheet Information:
Hong Kong GAAP
Current assets(1)	1,704	2,510	5,451	6,383	10,463	1,349
Fixed assets	31,492	34,393	51,928	55,508	60,815	7,844
Leasehold land and land use rights	2,085	2,157	2,229	2,240	2,234	288
Goodwill and other intangible assets(1)	–	–	(1,017)	(1,022)	6,930	894
Interests in
jointly controlled entities	15,867	18,982	14,687	14,998	16,519	2,131
associated companies	1,216	1,426	1,593	1,640	1,641	212
Other assets	1,925	1,425	961	1,052	3,303	425

Total assets	54,289	60,893	75,832	80,799	101,905	13,143

Current liabilities(3)	6,908	6,656	8,031	8,916	14,405	1,858
Term loans (long-term portion)	4,068	8,727	17,602	17,596	25,883	3,338
Deferred taxation	3,279	3,610	4,614	5,084	5,472	706
Other long-term liabilities	4,802	5,012	4,951	5,004	5,875	758
Shareholders’ funds	35,232	36,888	40,241	44,199	50,159	6,469
Minority interest	–	–	393	–	111	14

Total liabilities and shareholders’ funds	54,289	60,893	75,832	80,799	101,905	13,143

U.S. GAAP
Shareholders’ equity	34,615	36,177	39,397	44,052	49,138	6,338
Number of shares in issue (millions)	2,421.49	2,408.25	2,408.25	2,408.25	2,408.25

(1)	Include an adjusting post-balance sheet event, details of which are shown in Note 5 to the consolidated financial statements.

(2)	Comparative figures for 2001 and 2002 have been restated as a result of the initial adoption of SSAP No. 12 (Revised) “Income Taxes” in 2003.

(3)

Current liabilities include the current portion of term loans. Fuel clause account has been included as part of non-current liabilities in 2005. Comparative figures in prior years have been restated accordingly.

(4)

The HKICPA has issued a number of new and revised HKFRSs that became effective or have been available for early adoption for accounting periods beginning on or after January 1, 2005. Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs is provided in Note 2 to our consolidated financial statements. Figures for 2001 to 2004 have been adjusted for these new and revised policies accordingly.

	Year Ended December 31,
	2001	2002	2003	2004	2005
Other Information:
Units of electricity sold by CLP Power Hong Kong
Total (millions of kWh)	28,531	29,887	31,043	31,719	33,879
Local (Hong Kong) (millions of kWh)	26,950	27,712	28,035	28,632	29,382
Average local tariff (HK¢ per kWh) (1)	88.0	87.6	87.5	87.2	87.3
Group generating capacity (owned/operated)(2)
Hong Kong (MW)	6,908	6,908	6,908	6,908	6,908
Chinese mainland (MW)	2,743	3,163	3,163	3,163	4,080
Other Asia-Pacific countries (MW)	2,151	2,675	3,803	4,088	6,445

	11,802	12,746	13,874	14,159	17,433

Interest coverage (times) (3)	37	24	12	11	9
Total debt to total capitalization (%)(4)	13.6	20.1	31.7	29.8	36.9

(1)	Included special rebates which averaged 2.2 HK¢ per kWh for 2001, 2002 and 2003.

(2)

Group generating capacity (in MW) is incorporated on the following basis: (i) CAPCO on 100% capacity as stations are operated by us, (ii) PSDC on 100% as having the right to use, and (iii) other stations on the proportion of our equity interests.

(3)	Interest coverage is calculated as profit before taxation and interest divided by interest charges.

(4)	Total debt to total capitalization is calculated as total debt divided by the sum of total debt and shareholders’ funds.

Currency Translations and Exchange Rates

We publish our financial statements in Hong Kong dollars. For the convenience of the reader, we have translated Hong Kong dollar amounts into U.S. dollars in certain portions of this annual report at a rate of HK$7.7533 = US$1.00. This rate was the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2005, being the last business day of the year. The translation does not mean that Hong Kong dollars could actually be converted into U.S. dollars at that rate.

The following tables show the noon buying rates expressed in Hong Kong dollars per U.S. dollar for the periods indicated below.

Year Ended	Average Rate (1)	At Year End
	(HK$ per US$1.00)

December 31, 2001	7.7996	7.7980
December 31, 2002	7.7996	7.7988
December 31, 2003	7.7864	7.7640
December 31, 2004	7.7899	7.7723
December 31, 2005	7.7755	7.7533

(1) These figures each represent the average of the noon buying rates on the last day of each month during the period.

Month	High	Low	At Period End
	(HK$ per US$1.00)

December 2005	7.7548	7.7516	7.7533
January 2006	7.7571	7.7506	7.7561
February 2006	7.7618	7.7564	7.7584
March 2006	7.7620	7.7570	7.7597
April 2006	7.7598	7.7529	7.7529
May 2006	7.7575	7.7510	7.7567
June 2006 (through June 7, 2006)	7.7617	7.7578	7.7617

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our business, financial condition or results of operations could be materially and adversely affected.

We generate revenues primarily from the provision of electricity to Hong Kong residential, commercial, infrastructure, public services and manufacturing sectors within Hong Kong. Any material adverse developments in Hong Kong’s economy could impact our electricity revenue, reduce growth in electricity demand in Hong Kong, further defer our capital expenditures and adversely affect our business and results of operations.

Most of our revenues are derived from our business activities in Hong Kong, which are directly affected by the performance of Hong Kong’s economy. The increasing relocation of manufacturing operations to the Chinese mainland and other regions, where labor and other fixed costs are generally lower, has resulted, and is expected to continue to result, in a decline in electricity sales by us to the manufacturing sector and consequently has slowed the growth in our sales of electricity in Hong Kong.

Hong Kong experienced several years of economic slow down since the Asian financial crisis, and the Hong Kong economy did not fully recover until the recent broad-based upturn seen in 2004 and 2005. As a relatively small open economy, the Hong Kong economic outlook largely depends on the global trade environment and is vulnerable to external factors. Persistent high fuel prices, an upward adjustment of interest rates and ongoing macroeconomic austerity measures in China could impact the Hong Kong economy. More directly, the threat of an outbreak of epidemics such as the H5N1 virus in the surrounding regions, if not handled properly, could take a toll on the regional economy. This could in turn slow the growth in electricity demand in Hong Kong, which might result in further deferral of capital expenditures and limit our revenue growth. Furthermore, exceptional and major changes to social or economic circumstances in Hong Kong could also adversely affect our local electricity business in terms of volume of sales and, notwithstanding the Scheme of Control, tariff implementation.

Most of our revenues are derived from the operations of our subsidiary, CLP Power Hong Kong Limited, or CLP Power Hong Kong, and our affiliated company, Castle Peak Power Company Limited, or CAPCO. The electricity-related operations and financial affairs of CLP Power Hong Kong and CAPCO are governed by the current Scheme of Control which is effective until September 30, 2008. Any unfavorable major modifications to the Scheme of Control by the Hong Kong Government following its expiry in 2008 may have a material and adverse effect on our financial condition and results of operations.

Most of our revenues are derived from the operations of our subsidiary, CLP Power Hong Kong, and our affiliated company, CAPCO. The Scheme of Control governs the financial affairs of CLP Power Hong Kong and CAPCO insofar as such affairs relate to CLP Power Hong Kong’s and CAPCO’s core electricity-related operations in Hong Kong. The current Scheme of Control is effective until September 30, 2008. The Hong Kong Government has completed a two-stage process of public consultation on the development of the Hong Kong electricity market after 2008 in March 2006. The views received show that there is a general consensus that reliability and safety of supply is most important and should be the key consideration in the future development of electricity market. Other key issues of concern include future market development, regulation on return and tariff, as well as environmental impact of electricity of supply. A few companies, including those who own power stations in the Chinese mainland, have expressed interest in the supply of electricity to Hong Kong. For example, a joint-venture company, China Hong Kong Power Development Company Limited, is among those showing interest. The Hong Kong media has reported that China Hong Kong Power Development Company Limited would focus on a small number of non-residential customers near the border with China at the initial stage of its development and has submitted an application to the Hong Kong Government for the supply in the Sha Tau Kok area near the border. Should there be any major modification to the Scheme of Control by the Hong Kong Government following its expiration in 2008 in a manner which would be unfavorable to CLP Power Hong Kong and CAPCO, our financial condition and results of operation could be materially and adversely affected.

Changes in Hong Kong’s political situation may affect the manner in which our business is conducted, as well as business confidence and economic conditions in Hong Kong, which could materially and adversely affect our results of operations.

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

Historically, the administration of policies has been a concern to the general public and business community of Hong Kong, and from time to time this concern has led to large scale demonstrations. The Chief Executive of Hong Kong resigned from his post in March 2005. Upon election of a new Chief Executive in June 2005, a new Chief Secretary for Administration and Secretary for Justice were also appointed. Following a politically tranquil period during the transition and the successful hosting of the World Trade Organization 6th Ministerial Conference, the Hong Kong Government now has to face a number of social and political challenges, including demand for universal suffrage, the continuing threat of the H5N1 virus and other pandemics, the controversy over the West Kowloon Cultural District development and the government central office development, broadening of the tax base and improving the environment. There can be no assurance that future changes in the political situation of Hong Kong will not cause further concern among the general public and business community, leading to negative economic sentiment in Hong Kong, which in turn could materially and adversely affect our results of operations.

Our business outside Hong Kong may be materially and adversely affected by factors beyond our control.

We have invested in energy businesses located in Australia, India, Taiwan, Thailand and the Chinese mainland. Apart from the energy businesses of our subsidiaries; CLP Australia Holdings Pty Ltd located in Australia; Gujarat Paguthan Energy Corporation Private Limited (GPEC) located in India; and the Guangdong Huaiji Hydro-electric Power projects in the Chinese mainland, other businesses are in the form of jointly controlled entities where we share the control with our joint venture partners, or as an associated company where we can only exercise limited influence over management. As we do not have unilateral control over these ventures, their operations may not follow the same policies and standards that are adopted by our subsidiaries.

In addition, the success and profitability of our investment activities depend on many factors that may be largely beyond our control, including the following:

•	performance of a particular foreign economy;

•	political and social stability;

•	unexpected changes in environmental and other regulatory requirements;

•	foreign exchange control;

•	tariff adjustments and substantial increases in fuel and transportation costs which cannot be passed on to our customers for political or other reasons;

•	competition in markets in which we operate;

•	stability of interest and exchange rates; and

•	foreign taxes.

Unfavorable changes in the above factors may have a material and adverse effect on our financial condition and results of operations. In particular, our energy business in Australia has retailing licenses to sell electricity and gas to contestable customers who are free to choose from a number of retailers. Competition among retailers may affect churn rate and price which may in turn impact our revenue and earnings.

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

Risk of earnings volatility from the adoption of HKFRS

In order to achieve convergence with the International Financial Reporting Standards, the HKICPA has issued a number of new and revised HKFRSs that became effective for accounting periods beginning on or after January 1, 2005.

These new and revised HKFRSs were reflected in our financial statements for the first time for the six months ended June 30, 2005 and the year ended December 31, 2005. The adoption of the new and revised HKFRSs has no impact on our underlying business operations or cash flow. However, our financial results as reported under these HKFRSs in the income statement may fluctuate. See note 2(A) to our consolidated financial statements for a more detailed discussion of this matter.

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

Our power generating and distribution operations in Hong Kong, as well as in Australia, the Chinese mainland and other countries in Asia, are subject to a number of laws and regulations relating to environmental protection and safety. The operations may, in particular, be affected by mitigation measures such as those required under the Kyoto Protocol addressing the rising concerns over greenhouse gas emission and global climate change. Although we believe we are in compliance in all material respects with existing environmental laws and regulations, it is possible that additional costs may be incurred or operations of some of our power assets may be affected as a result of new interpretation or revision of existing laws and regulations, enactment of new or more stringent requirements, or the evolution in mitigation measures for global environmental issues. As some risks of environmental costs and liabilities are inherent in our operations, we cannot assure you that material costs and liabilities will not be incurred in the future in this regard.

Technological advances in the electricity industry may create competitive pressure on our operations which may adversely affect our financial condition and results of operations.

Development of alternative generating, delivering, storage and application technologies may not only affect the ways we supply our electricity to customers, but also create more competition in the electricity industry. For instance, distributed generation technologies such as fuel cells and microturbines, together with other waste heat conversion technologies, are being experimented with to provide combined heat and power to electricity customers at a high level of fuel efficiency. Such technological developments may negatively affect our competitive strength, and in turn our financial condition and results of operations. New technologies we are introducing take time and require heavy investment to develop and realize commercial operation. Although we have dedicated resources to monitor technological developments that are of potential relevance to our business, we cannot assure you that our efforts to address these risks and uncertainties will be successful and that we will be able to adapt, or successfully compete with, these new technologies.

Our business may be harmed, and our financial condition and results of operations may be adversely affected, by changes in general economic and business conditions resulting from terrorist activities, political unrest and military actions that take place outside Hong Kong.

We are exposed to the risks of political unrest, war, acts of terrorism and other instability, which could result in increased volatility in or damage to the global markets and the Hong Kong economy, cause disruption to our business or the business of our customers, and may in turn adversely affect our financial condition and results of operations. For example, the global prices for oil, coal and other fuels have continued to rise as a result of persistent instability in the Middle East, the ongoing conflict in Iraq, threatened military actions in Iran and nationalization of the oil industry in Venezuela. Increased fuel prices in turn increase the cost of electricity we purchase and /or generate, which in turn affects the results of our operations if it cannot be passed on to customers.

Investor confidence and the market price of our securities may be adversely impacted if we or our independent registered public accountant is unable to attest to the adequacy of the internal controls over financial reporting of our company as of December 31, 2006, as required by Section 404 of the Sarbanes-Oxley Act of 2002.

The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include in their Annual Report on Form 10-K or Form 20-F, as the case may be, a report of management on the company’s internal controls over financial reporting that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, the company’s independent registered public accountant must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our Annual Report on Form 20-F for the fiscal year ending December 31, 2006. Our management may not conclude that our internal controls over financial reporting are effective. Moreover, even if our management does conclude that our internal controls over financial reporting are effective, if our independent registered public accountant is not satisfied with our internal controls, the level at which our controls are documented, designed, operated or reviewed, or if the independent registered public accountant interprets the requirements, rules or regulations differently from us, then they may decline to attest to our management’s assessment or may issue a report that is qualified.

In preparation for our compliance with these assessment and attestation requirements, we are in the process of carrying out a review of the design, documentation and operating effectiveness of our internal controls over financial reporting. In the course of this readiness project, we noted in the second quarter of 2006, a number of material and significant deficiencies, which arose principally as a result of access control issues, limited segregation of duties and weak general computer controls, mainly at TRUenergy, a newly acquired subsidiary. The bulk of those deficiencies have since been rectified and we are not aware they had been exploited to impact on our financial position and results of operations. We shall retest all related controls starting the third quarter of 2006 and we expect the retesting to be completed by December 31, 2006.

It should be noted that because of their inherent limitations, internal controls over financial reporting may not prevent or detect all misstatements which may occur. Furthermore, current evaluations of internal controls may in the future become inaccurate due to changes in conditions, or deterioration in compliance with policies or procedures. To the extent that any material weakness in our internal controls over financial reporting are discovered in the future and not rectified by the time our first assessment and attestation under Section 404 of the Sarbanes-Oxley Act of 2002 must be made, or our management or our independent registered public accountant are unable to attest to the adequacy of our controls, we could suffer an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our securities.

Item 4.	Information on the Company

A. History and Development of the Company

Our legal and commercial name is CLP Holdings Limited. We were incorporated on October 24, 1997 in the Hong Kong Special Administrative Region, People’s Republic of China. Under a Scheme of Arrangement with effect from January 6, 1998, we reorganized the companies in our business group and became the holding company of a group of companies, consisting of CLP Power Hong Kong Limited, or CLP Power Hong Kong, (formerly known as China Light & Power Company, Limited, which was the listed and holding company of the CLP Group before reorganization) and other companies. We are a company limited by shares and incorporated under the Hong Kong Companies Ordinance. We refer to our company and our consolidated subsidiaries as the CLP Group, or our Group, in this annual report. Effective July 1, 2003, a new wholly owned subsidiary, CLP Power Asia Limited was formed to be the immediate holding company of CLP Power China Limited and CLP Power International Limited. Our aim is to strengthen management, make best use of our core industry experience across our complete portfolio and to achieve better efficiency in support functions that were previously duplicated in the two subsidiaries.

We continue to work hard to make the most productive and effective use of our people, infrastructure and systems in Hong Kong. Our record in tariff management and supply reliability is a clear measure of our performance in this respect, as is our productivity which, in terms of electricity output per employee, has increased by 106% over the past 10 years. In 2005 we announced that tariffs would be frozen during 2006. There has now been no tariff increase since 1998 which has largely been a period of deflation in Hong Kong. During that period there have been six tariff rebates, totaling HK$3 billion (US$0.4 billion), the cost of which were offset from our Scheme of Control reserve accounts. See Note 29 to our financial statements set forth in “Item 17. Financial Statements” in this annual report. This is the equivalent of up to a 3.7% tariff reduction in the respective years.

With respect to our electricity business in Australia, the Chinese mainland and other countries in Asia, in 2005, we acquired the TXU Merchant Energy Business and a 33.3% interest in the SEAGas Pipeline in Australia from an affiliate of Singapore Power Limited. We also signed a shareholders’ agreement with Hydro-Electric Corporation, or Hydro Tasmania, establishing a 50:50 joint venture in Roaring 40s Renewable Energy Pty Ltd., or Roaring 40s, to take forward renewable energy projects, particularly wind power, in Australia and elsewhere in Asia Pacific. In the Chinese mainland, the construction of the 2x600 MW coal-fired power station at Fangchenggang in Guangxi Province has already begun and remains on schedule to bring the first unit into commercial operation by the end of 2007. We have also acquired additional equity interests in the Huaiji hydroelectric power ventures, increasing from 41.5% in 2004 to 75% in 2005. The equity joint venture for the Weihai wind power project has been formed and the procurement of wind turbine generators is being arranged. The CLP Asia Nanao Wind Power Limited, a joint venture company, was also established in late 2005 and construction work has commenced.

The further pursuit of investment opportunities outside Hong Kong will depend on those opportunities meeting our criteria in terms of price, earnings and risk profile. Our policy of diversification will be selective, prudent and incremental. Details of our investments are described in “— B. Business Overview” below.

Our registered address is 147 Argyle Street, Kowloon, Hong Kong Special Administrative Region, China. Our telephone and facsimile numbers are (852) 2678-8111 and (852) 2760-4448 respectively. Our website address is www.clpgroup.com. Our authorized representative in the United States with respect to our American Depositary Receipt program is Puglisi & Associates at 850 Library Avenue, suite 204, Newark, Delaware 19711. Their telephone and facsimile numbers are (302) 738-6680 and (302) 738-7210 respectively.

B. Business Overview

We have followed a clear and consistent strategy in recent years to realize our vision of being a leading investor-operator in the Asia-Pacific power sector.

The strategy rests on two pillars:

•	the ongoing enhancement of our Hong Kong electricity business, which continues to make the largest single contribution to the Group’s earnings; and

•	the development of our growing portfolio of electricity businesses in Australia, the Chinese mainland and elsewhere in Asia Pacific.

The objective of our electricity business in Hong Kong is to provide reliable electricity supply and high quality services at competitive prices to our customers. The current Scheme of Control Agreement took effect on October 1, 1993 and will expire on September 30, 2008. The Agreement provides that, during the three years prior to the expiry date, we and the Hong Kong Government will institute discussions regarding the revision and extension of the Scheme of Control with a view to agreeing mutually acceptable terms and conditions. The Hong Kong Government has conducted a two-stage process of public consultation on the development of the Hong Kong electricity market after 2008. The first phase of the consultation, which solicited the public’s views on options for the future development of Hong Kong’s electricity market after 2008, was completed on April 30, 2005. The Stage II Public Consultation, which set out the proposed framework for the future development of Hong Kong’s electricity market after the existing Scheme of Control Agreement expires in 2008, was closed on March 31, 2006. There is a great deal at stake for us and our shareholders in the outcome of the Hong Kong Government’s review of the future regulatory regime. There is also a great deal at stake for Hong Kong as a whole – the continued provision of a quality electricity supply at reasonable cost is essential for our community’s social and economic well-being.

The performance of our investments in the electricity industry outside Hong Kong is improving and we will continue our focus on managing our existing joint ventures to further improve the quality and returns from these businesses. We continue to seek opportunities in other countries outside Hong Kong which meet our investment criteria in terms of price, earnings and risk profile. Our major challenges in the electricity industry outside Hong Kong come largely from political, economic and regulatory uncertainty. We will continue to manage these risks to achieve satisfactory returns on investment and meet safety, health and environmental objectives. A major achievement in 2005 was the acquisition of the Merchant Energy Business (MEB) which sells gas and electricity to over 1.1 million customers across Victoria, New South Wales, South Australia and Queensland.

Electricity Business in Hong Kong

Through CLP Power Hong Kong, a wholly owned subsidiary, we are engaged in the electricity generation, transmission and distribution business in Hong Kong. We are one of the only two electricity providers in Hong Kong. Pursuant to several contracts described below in “— Power Purchase from CAPCO” and “— Non-CAPCO Power Purchases/Storage Facilities”, we purchase the electricity from CAPCO, our affiliated company incorporated in Hong Kong and from Guangdong Daya Bay Nuclear Power Station, located in Guangdong Province, China. These sources of power, together with CLP Power Hong Kong’s right to use 50% of the capacity of Phase 1 of the Guangzhou Pumped Storage Power Station, amount to a total installed capacity of 8,576 megawatts, or MW. We supply electricity to Kowloon, the New Territories and a number of outlying islands, including Lantau Island and Cheung Chau, which are collectively referred to as our supply area in this annual report. Our supply area extends to approximately 1,000 square kilometers and covers a population of approximately 5.7 million, equivalent to over 2.2 million customers. We supply approximately 73% of the electricity consumed in Hong Kong.

Since 1963, our electricity generation and supply business in Hong Kong has been regulated by the Hong Kong Government pursuant to a series of Scheme of Control Agreements. The current Scheme of Control, a contract between CLP Power Hong Kong, CAPCO, ExxonMobil Energy Limited, and the Hong Kong Government, regulates CLP Power Hong Kong’s and CAPCO’s financial affairs for electricity related operations in Hong Kong. The Scheme of Control provides that we are obligated to meet electricity demand at the lowest reasonable cost. In return, the Hong Kong Government recognizes that we are entitled to receive a reasonable return on our investment. The 15-year term of the current Scheme of Control will expire on September 30, 2008 and cannot be amended prior to such date without the mutual agreement of the parties. See “— Scheme of Control” below.

CLP Power Hong Kong

China Light & Power Company, Limited (China Light) was incorporated in 1901 in Hong Kong to supply electricity to Guangzhou (formerly known as Canton) in the Chinese mainland and Kowloon. In 1903, China Light established its first power station in Kowloon. In 1918, a new company, The China Light & Power Company (1918), Limited was formed to take over the operations of China Light. Its company name was changed to China Light & Power Company, Limited in 1935 (which changed to the present name of CLP Power Hong Kong Limited in 1999). In 1964, we entered into a joint venture arrangement with ExxonMobil International Holdings Inc. (formerly known as Esso Eastern Inc.), a wholly owned subsidiary of Exxon Mobil Corporation (formerly known as Exxon Corporation), to help finance the substantial capital commitments required to build power stations needed in connection with the anticipated rapid economic expansion in Hong Kong in the 1960s and 1970s. The generating company, CAPCO, was formed under this joint venture arrangement, and is jointly owned by CLP Power Hong Kong (40%) and ExxonMobil Energy Limited (“ExxonMobil”) (an indirect subsidiary of ExxonMobil International Holdings Inc., and was formerly known as Exxon Energy Limited) (60%). Concurrently with the establishment of the joint venture arrangement, CLP Power Hong Kong, and ExxonMobil International Holdings Inc. negotiated a regulatory framework with the Hong Kong Government formally known as the “Scheme of Control”.

Relationship with CAPCO

General

We purchase a significant part of our electricity demand from CAPCO. We work closely with ExxonMobil, in the financing, construction and management of CAPCO’s generating facilities. The affairs of CAPCO are managed by an eleven-member board of directors, of which six representatives are nominated by ExxonMobil and five representatives are nominated by us. While we act as the operator of CAPCO’s generating facilities, there are a number of key areas requiring the consent of both shareholders, including financing.

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

Sales to the Chinese Mainland

Only spare generating capacity of CAPCO not used to serve customers in Hong Kong may be used for sales to the Chinese mainland. Pursuant to a separate agreement among CLP Power Hong Kong, CAPCO and the Hong Kong Government, 80% of the profit from our sales to the Chinese mainland is credited to a Scheme of Control development fund, which is referred to as the Development Fund in this annual report. The remaining 20% of the profit from such sales is shared between CLP Power Hong Kong and CAPCO for the account of the respective shareholders.

CAPCO Financing

We and ExxonMobil have provided most of our funding to CAPCO in the form of interest-free shareholders’ advances. As at December 31, 2005, CAPCO’s paid-in-capital amounted to HK$50 million (US$6.4 million), while shareholders’ advances amounted to HK$16.1 billion (US$2.1 billion). Pursuant to a deed of subordination, shareholders’ advances are subordinated to certain debt financing of CAPCO and may be repaid to the extent that CAPCO’s ratio of borrowed moneys to shareholders’ funds (representing the sum of the issued share capital, deferred taxation, retained profits, proposed dividend, shareholders’ advances (excluding unrealized foreign exchange differences) and special advances) is not higher than 1.5:1. Borrowed moneys means moneys lent to CAPCO excluding fuel stock loans, obligations arising from swaps and currency exchange transactions, and unrealized foreign exchange differences. As at December 31, 2005 the borrowed moneys of CAPCO amounted to approximately HK$7.7 billion (US$1.0 billion), while shareholders’ funds totaled approximately HK$19.4 billion (US$2.5 billion), giving a ratio of 0.40:1, which is lower than the ratio of 0.50:1 as at December 31, 2004. The lower ratio reflects the combined effect of increased shareholders’ funds and reduced borrowed moneys.

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

Any difference between our profit for Scheme of Control operations and our permitted return is required to be transferred to or from the Development Fund. The balance in the Development Fund represents a liability in our accounts. In addition, in relation to the deferral in constructing Units 7 and 8 of the Black Point Power Station, we and the Hong Kong Government agreed in 1999 that we would set aside a total of HK$803 million from the Development Fund to a special provision account to pay for the additional costs incurred by the vendors for delayed delivery of the two generator units. We pay a charge of 8% per annum on the sum of the average balances of the Development Fund and the special provision account. The charge paid by us is credited to a rate reduction reserve and is applied as rebates to customers in the electricity bills.

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

Power Generation

We do not directly own any generating facilities. As at December 31, 2005, our sources of power supply comprise: (i) CAPCO’s power stations located at Castle Peak, Penny’s Bay and the seven commissioned units at Black Point with a total installed capacity of 6,596 MW; (ii) 70% share (approximate 1,380 MW) of the output from Guangdong Daya Bay Nuclear Power Station under a 20-year contract beginning in 1994; and (iii) our right to use 50% (600 MW) of the capacity of Phase I of Guangzhou Pumped Storage Power Station for a period of 40 years commencing in 1994, providing us with a total installed capacity of 8,576 MW.

Although we do not directly own any power generating facilities, we operate and maintain CAPCO’s power stations. In addition, through Hong Kong Nuclear Investment Company Limited, a wholly owned subsidiary, we have seconded a number of staff to Guangzhou Pumped Storage Power Station and Guangdong Daya Bay Nuclear Power Station respectively to operate and maintain their power stations.

We met all demands for power during the year ended December 31, 2005 without any shortages. The amount of electricity supplied to the system for the year ended December 31, 2005 was 35,102 GWh, an increase of 6.5% over the year ended December 31, 2004. In 2005, our system and local reserve margins were approximately 6% and 28%, respectively.

The table below sets forth for the years ended December 31, 2004 and 2005, the amount of electricity purchased by us, as generated by CAPCO and other generating facilities, and the amount of power used or lost in connection with transmission and distribution:

	Year ended December 31,
	2004	2005

	(GWh)

CAPCO facilities:
Castle Peak	13,802	14,977
Black Point	11,304	11,270
Gas turbines	3	–

	25,109	26,247
Auxiliary use (1)	(1,300)	(1,360)

Net CAPCO production	23,809	24,887

Other power purchased:
Nuclear	9,318	10,393
Net transfer from/(to)
Hongkong Electric	–	(1)
Landfill gas generation	1	4

Total other power purchase	9,319	10,396

Pumped Storage operation:
Energy transferred	519	608
Energy consumed for pumping	(672)	(789)

Net (loss) in pumped storage operation	(153)	(181)

Total net generation	32,975	35,102

Transmission and distribution losses (2)	1,256	1,223

Note:

(1)	Auxiliary use represents electricity consumed by generating units in the course of generation.

(2)	Losses including non-revenue items such as CLP Power Hong Kong’s office use and staff electricity allowances.

The table below sets forth for the years ended December 31, 2004 and 2005, total capacity, total CAPCO capacity and peak load for power generated for our sale.

	Year Ended December 31,
	2004	2005

	(MW)

Total CAPCO and Non-CAPCO capacity	8,263	8,576
Total CAPCO capacity	6,283	6,596
Peak load:
Local (Hong Kong)	6,329	6,475
System (Total)	7,862	7,817

Power Purchase from CAPCO

Under the Basic Agreement, we have agreed to purchase, and CAPCO has agreed to sell, the total power produced by CAPCO. For the year ended December 31, 2005, we purchased approximately 71% of our power from CAPCO. CAPCO presently has three commissioned power stations with a combined installed capacity of 6,596 MW as at December 31, 2005.

To ensure the reliability and security of power supply, CAPCO’s power generation system comprises a mix of different types of generating units, including gas-fired combined cycle units, coal-fired steam generators and gas turbines. The power stations at Black Point and Castle Peak provided almost all of CAPCO’s electricity supply to us during the year ended December 31, 2005.

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

Black Point Power Station

Black Point Power Station commenced commercial operation in 1996 (Units 1 and 2) and is located at the western tip of the New Territories, approximately four kilometers north of the Castle Peak Power Station. With the commissioning of the last unit (Unit 8) in 2006, it will be one of the largest combined cycle power plants in the world with a total capacity of 2,500 MW.

Black Point Power Station is the first natural gas-fired plant in Hong Kong. The use of natural gas, a clean burning fuel which leaves no ash and emits negligible sulphur dioxide, allows the power station to operate with lower environmental impact and higher thermal efficiency. The current supply of natural gas comes from the Yacheng 13-1 field in the South China Sea. In view of the lengthy lead-time required for new gas projects and the possibility of increased promotion of gas-fired generation over time due to environmental considerations, we have commenced long-term planning of future arrangements for natural gas supply from other sources. As other South China gas reserves appear insufficient to supplement or replace Yacheng, the import of liquefied natural gas (LNG) through a Hong Kong LNG terminal is considered to be the most appropriate means for long-term supply. Engineering work and permitting procedures have commenced for an LNG receiving terminal project in Hong Kong, with the completion of the LNG terminal and availability of LNG supply targeted by 2010. It is expected that by the end of 2006, the site selection for the LNG terminal should have been concluded and the land acquisition process underway.

Castle Peak Power Station

Castle Peak Power Station is one of the largest coal-fired power station complexes in the world, comprising eight coal-fired generating units with a total capacity of 4,108 MW. Its first phase commenced operations in 1982. Its second phase, with four 677 MW units, was completed in 1990. In April 1997, we and CAPCO agreed with the Hong Kong Government to decommission the gas turbines previously in operation at Tsing Yi and Castle Peak Power Stations and put such gas turbines into preservation. Castle Peak Power Station burns coal as its primary energy source, resulting in significantly lower electricity prices than burning oil. The coal-fired generating units achieved an overall availability of 89.07% for the year ended December 31, 2005, with a forced outage rate of 1.04%. We believe this rate corresponds to the highest world standards and reflects the high quality of the plant and its operation. The design of the Castle Peak Power Station also enables it to burn oil as back-up fuel, should this be required.

The Castle Peak Power Station has achieved consistently high levels of compliance with air quality control standards. An energy saving program has been in operation in each of the Black Point and Castle Peak Power Stations since 2000 to explore opportunities for auxiliary power reduction and resources conservation. As a consequence, energy savings of about 2.7% have been achieved as compared with the levels at the base year 1999.

Penny’s Bay Gas Turbine Power Station

The three 100 MW gas turbines at Penny’s Bay Gas Turbine Power Station are utilized for peak load and emergency generation purposes. Total output by such units during the year ended December 31, 2005 was minimal.

Fuel

For the majority of the 1980’s, coal was our primary energy source. After the commissioning of the natural gas-fired generating units at Black Point Power Station and the purchases from Guangdong Daya Bay Nuclear Power Station, we now operate with a diversified fuel mix of gas, coal and nuclear. Oil has been phased out as a fuel for base and intermediate power generation and is now used only for peak and standby generation. We believe diversification of energy sources will provide greater long-term security for customers and is beneficial to Hong Kong’s environment. For the year ended December 31, 2005, the fuel mix consisted of the following: natural gas (25%), coal (42%) and nuclear (33%). Our fuel costs are recovered through the basic tariff rates and the fuel clause recovery rebate or charge. See “— Scheme of Control — Tariffs” above.

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

Coal

For the year ended December 31, 2005, total coal consumption for the eight generating units of Castle Peak Power Station was approximately 6.6 million tonnes. Approximately 79% of CAPCO’s coal requirements are imported under term contracts from Indonesia. Prices are generally negotiated in line with market factors. CLP places great importance on sourcing environmentally preferred fuels such as ultra low sulphur coal. In Hong Kong, the average sulphur content of coal delivered dropped significantly from 0.45% in 2004 to 0.34% in 2005.

Nuclear

See “— Non-CAPCO Power Purchases/Storage Facilities — Guangdong Daya Bay Nuclear Power Station” below.

Non-CAPCO Power Purchases/Storage Facilities

Guangdong Daya Bay Nuclear Power Station

In addition to purchasing power from CAPCO, for the year ended December 31, 2005, we purchased approximately 10,393 GWh of power from Guangdong Daya Bay Nuclear Power Station located in Guangdong Province of the Chinese mainland, pursuant to power purchase agreements covering 70% of the output of Guangdong Daya Bay Nuclear Power Station. The agreements extend for 20 years from 1994 and contain a provision which permits us to continue to purchase 25% of the power generated by Guangdong Daya Bay Nuclear Power Station for an additional five years. Our wholly owned subsidiary, Hong Kong Nuclear Investment Company Limited, or HKNIC, owns a 25% equity interest in Guangdong Nuclear Power Joint Venture Company, Limited which owns Guangdong Daya Bay Nuclear Power Station. The other 75% equity interest is owned by Guangdong Nuclear Investment Company, Limited, a Chinese mainland enterprise. Guangdong Daya Bay Nuclear Power Station is one of the largest joint venture power projects in the Chinese mainland.

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

Guangdong Nuclear Investment Company, Limited, together with its parent company, also own Ling Ao Nuclear Power Station, which was commissioned in 2002. Neither we, HKNIC nor CLP Power Hong Kong has any direct or indirect interest in Ling Ao Nuclear Power Station. The Ling Ao Nuclear Power Station is similar in design and situated very close to the Guangdong Daya Bay Nuclear Power Station. Guangdong Nuclear Power Joint Venture Company, Limited and Ling Ao Nuclear Power Company, Limited, as the direct owners of the Guangdong Daya Bay Nuclear Power Station and the Ling Ao Nuclear Power Station, respectively, have established a management company, Daya Bay Nuclear Power Operations and Management Company, Limited, or DNMC. DNMC is 50% owned by each partner and is responsible for the operation and maintenance of the two power stations.

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

Interconnection with Hongkong Electric and Guangdong Grid

The interconnection of our systems with those of Hongkong Electric (the only other electricity supplier in Hong Kong) to the south and Guangdong Province to the north allows us to access other generating capacities to further enhance the reliability of our own supply system. See “— Power Systems — Security and Reliability” below. The interconnection with Guangdong Province allows us to sell our excess capacity to customers in the Chinese mainland. See “— Sales to the Chinese Mainland” below. We have an interconnection agreement with Hongkong Electric under which the two companies sell each other electricity to meet marginal demand when doing so is more economical than utilizing other sources. For the year ended December 31, 2005 about 530 MWh of power was sold to Hongkong Electric.

Power Systems

The Network

We transmit electricity to load centers through an advanced transmission network owned and operated by us. As at December 31, 2005, our transmission and distribution network comprised 12,322 kilometers of high voltage circuits, 210 primary substations and 12,434 secondary substations. Our system is interconnected with the transmission system of Hongkong Electric and the power system of neighboring Guangdong Province of the Chinese mainland.

Electricity generated from the steam turbine units at Castle Peak Power Station, the combined cycle units at Black Point Power Station, the nuclear units at Guangdong Daya Bay Nuclear Power Station and the pumped storage units at Guangzhou Pumped Storage Power Station is transmitted to the load centers via our 400kV transmission network. The 400kV overhead line network uses a double-circuit ring configuration encircling the New Territories together with cross-connection. There is also a ring network with seven 400kV underground cable circuits reaching into the densely populated Kowloon Peninsula. Continuity of supply is safeguarded even if one double-circuit power line is lost.

We continue to expand our distribution network to supply new customers, the number of whom increased by 45,048 during the year ended December 31, 2005, and to reinforce and upgrade supply to our 2.2 million existing customers. We are making additional investments to expand and reinforce our transmission network in order to maintain our high reliability standards as well as to accommodate the increasing demand for electricity, especially in new development areas. The financial plan covering the period from 2005 to 2008 was approved by the Hong Kong Government in June 2005. We expect to invest about HK$16 billion in our transmission and distribution network for this financial plan period.

Security and Reliability

As a major financial hub and tourist center, Hong Kong relies heavily on a reliable electricity supply to sustain its economic development and maintain its competitive position. The hot and humid climate in Hong Kong and the high population density with a great majority living and working in high-rise buildings also require a highly reliable electricity supply system to serve customers. To assure a high level of supply reliability to our customers, our network is carefully designed and built to allow for any probable failures of our equipment. The overall supply reliability for our transmission and distribution system was above 99.99% for the year ended December 31, 2005.

Customers and Sales

As at December 31, 2005, we were supplying electricity to 2,205,123 customers, an increase of 2.1% over December 31, 2004. For the year ended December 31, 2005, total sales increased by 6.8% to 33,879 GWh, and comprised 29,382 GWh sold to Hong Kong customers and 4,497 GWh sold to customers in the Chinese mainland. There was a rise of 2.6% in unit sales to local customers in 2005. Sales to the Chinese mainland, which consist of sales to Guangdong Guang-Dian Power Grid Group Company Limited and the Shekou Industrial Zone increased by 45.7% over 2004.

The table below sets forth our sales categorized by end user sector:

End-user	Number of Customers as at December 31, 2005	Annual Sales for 2003	Annual Sales for 2004	Annual Sales for 2005	Percentage of our total electricity sales for 2005	Average Annual Sales Change over 2001 – 2005
	(thousands)	(GWh)	(GWh)	(GWh)	(%)	(%)

Residential	1,909	7,180	7,149	7,525	22.2	2.6
Commercial	182	10,698	11,086	11,428	33.7	2.7
Infrastructure and Public Services	80	7,301	7,564	7,695	22.7	4.4
Manufacturing	34	2,856	2,833	2,734	8.1	(4.8)

Total Local Sales	2,205	28,035	28,632	29,382	86.7	2.2
Export Sales	–	3,008	3,087	4,497	13.3	30.7

Total Sales	2,205	31,043	31,719	33,879	100.0	4.3

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

Residential

As at December 31, 2005, we served approximately 1.91 million residential customers in our supply area. For 2005, residential customers accounted for approximately 22% of our total sales. As the Hong Kong Government has forecast that the population of the Hong Kong Special Administrative Region will grow to 7.4 million by 2013, it is estimated that around 36,000 new apartments a year up to the year 2008 may be built to help accommodate this forecast increase in population. Around 90% of those new apartments are expected to be built in our supply area which we expect would increase the demand for electricity in this customer sector.

Commercial

Commercial customers accounted for approximately 34% of our total sales in 2005. We anticipate that growth in sales in this sector will continue in the medium term, as supported by the boost in the local tourist industry attributed to the Individual Visit Scheme, and the opening of Disney Theme Park in 2005.

Infrastructure and Public Services

The other categories of Hong Kong customers include government accounts and utilities, such as Hong Kong Housing Authority, Water Supplies Department, Mass Transit Railway Corporation, Kowloon-Canton Railway Corporation, and Hong Kong’s telecommunications companies and container terminals. These categories together accounted for approximately 23% of total sales for 2005.

Manufacturing

Sales to the manufacturing sector have gradually declined as a percentage of total demand, and represented approximately 8% of total sales for 2005. We believe that electricity sales to the manufacturing sector as a percentage of total sales in general will continue to decline due to Hong Kong’s transformation into a services-oriented economy.

Sales to the Chinese Mainland

In addition to sales to customers in Hong Kong, we sold approximately 13% of our electricity in 2005 to customers in Guangdong Province of the Chinese mainland. We sell electricity to the Chinese mainland through an exclusive agreement between CLP Power Hong Kong and China Merchants Steam Navigation Company covering the Shekou Industrial Zone. This agreement was renewed in 1996 for a term of 20 years. Sales to the Chinese mainland have also been made pursuant to short-term agreements between CLP Power Hong Kong and Guangdong Guang-Dian Power Grid Group Company Limited since May 2000.

We and CAPCO have entered into an agreement to govern the supply of electricity by CAPCO to us for sale to the Chinese mainland. Such sales are made to utilize CAPCO’s spare generating capacity. Pursuant to the Scheme of Control and another agreement among CLP Power Hong Kong, CAPCO and the Hong Kong Government, 20% of the profit derived from our sales to the Chinese mainland is credited to the profit of CAPCO and CLP Power Hong Kong in the ratio of 60% and 40%, respectively. See “— Relationship with CAPCO - Sales to the Chinese Mainland” above. The remaining 80% of the profit derived from sales to the Chinese mainland is credited to the Development Fund.

Customer Service

We are committed to provide quality service and value to our customers. The needs and expectations of our customers, as the major drivers of customer service, are identified through various channels including our call center, customer service centers, customer focus groups, customer consultative groups and local advisory committees. For our major commercial and industrial customers, we provide a one-stop-shop Account Management service, through which access is available to specialist and technical advice on power quality, energy efficiency, safety and electricity end-use applications.

In 2005, we continued a range of improvements in our customer services, the major ones included the implementation of a new Interactive Voice Response and Work Force Management System at the Customer Interaction Centre, to improve the user-friendliness of the Customer Call Centre; the establishment of a new energy efficiency exhibition center to introduce energy efficiency products and solutions to our business customers; and the introduction of new channels and facilities to receive billings and make payments; and the provision of value-added services including the advisory services on energy solutions, air-quality management and energy efficiency to the commercial and industrial customers.

Tariff Rates

We normally implement changes in basic tariff rates, the fuel clause rebate or charge and the Scheme of Control rebate on January 1 of each year. The table below sets out our average net tariffs in Hong Kong for the years ended December 31, 2003, 2004 and 2005:

	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	(HK¢ per kWh average)
Basic Tariff	88.4	88.1	88.2
Fuel Clause Charge/(Rebate)	1.9	(0.3)	0.2
Scheme of Control Rebate	(0.6)	(0.6)	(1.1)
Special Rebate	(2.2)	–	–
Net Tariff	87.5	87.2	87.3

Published basic tariff rates did not change over the years ended December 31, 2003, 2004 and 2005 and the change in the basic tariff reported above was due to changes in consumption patterns and the mix of customers. For 2005, we have announced a further freeze in basic tariffs, thus the basic tariff rates will effectively remain at 1998 levels.

Competition

We and Hongkong Electric are currently Hong Kong’s only suppliers of electricity. Our and their supply areas are divided geographically: we supply Kowloon, the New Territories, Lantau Island, Cheung Chau and some outlying islands, and Hongkong Electric supplies Hong Kong Island, Lamma Island and Ap Lei Chau Island. The number of customers for us and Hongkong Electric is approximately 2.2 million and 0.6 million respectively as at December 31, 2005. We and Hongkong Electric share the sales of electricity to Mass Transit Railway Corporation, which operates in both companies’ supply areas. Hongkong Electric’s electricity-related operations are also governed by a scheme of control. The two schemes of control are similar and do not give either us or Hongkong Electric the exclusive right to supply electricity in our respective supply areas. A few companies, including those who have power stations in the Chinese mainland, have expressed interest in the supply of electricity to Hong Kong. For example, a joint-venture company, China Hong Kong Power Development Company Limited, is among those showing interest. The Hong Kong media has reported that China Hong Kong Power Development Company Limited is focusing on a small number of non-residential customers near the border with China at the initial stage of its development and has submitted an application to the Hong Kong Government for the supply of electricity in the Sha Tau Kok area near the border with the Chinese mainland. Nevertheless, we believe that we have a significant competitive advantage in Kowloon and the New Territories by virtue of our extensive transmission and distribution network.

The Hong Kong Government may, however, consider adopting alternative regulatory structures for the power industry in Hong Kong in the longer term. The current Scheme of Control expires in 2008. The Hong Kong Government has conducted a two-stage process of public consultation on the development of the Hong Kong electricity market after 2008. The Hong Kong Government sought views of the public on various issues and possible options for the development of the post-2008 electricity market under the Stage I Public Consultation which was held between January 31, 2005 and April 30, 2005.

The Hong Kong Government launched the Stage II Public Consultation on December 30, 2005. The consultation paper sets out the proposed framework for the future development of Hong Kong’s electricity market after the existing Scheme of Control Agreement expires in 2008.

The primary objective of the proposed framework is to ensure that the public can continue to enjoy reliable, safe and efficient electricity supplies at a reasonable price, and to minimize the impact caused by the production and use of electricity on the environment. The consultation paper proposes to continue economic regulation by means of a bilateral agreement between the Hong Kong Government and each of the power companies. The proposed regulatory framework contains a number of new proposals:

•	lowering the permitted rates of return for the power companies to 7-11% for different types of assets with key components for determining the permitted rate of return to be reviewed every five years;

•	shortening the term of the new agreements to 10 years, with an option for a five-year extension after a review before expiry;

•	Government’s approval will be required for all tariff adjustments to ensure that they are cost-justified, reasonable and affordable to consumers;

•	punitive financial terms to ensure that the power companies will meet emissions reduction requirements; and

•	encouraging the use of renewable energy through introduction of financial incentives and measures to facilitate connection of renewable energy facilities to the grid.

In addition, the Hong Kong Government will work with the power companies to enhance interconnection both within Hong Kong and with Guangdong to facilitate power transfer in the future. The Hong Kong Government will also prepare the ground work for the future setting-up of a separate regulatory authority to oversee technical and economic issues relating to the electricity market.

We submitted our formal response to the Government’s Stage II consultation on March 30, 2006. We support the Government’s policy objectives of reliable, safe, efficient and environmentally responsible energy supplies at reasonable prices. We are open to discussion on improvements to the current regulatory regime. However, changes should be clear and practical, with the interests of all stakeholders taken fairly into account. There are four major areas in Government’s current proposals where we have strong reservations, namely: environmental disincentives, unclear plans to migrate to a competitive market, inadequate incentives to encourage investment, and the duration of the regime being too short.

We are committed to working with the Hong Kong Government to address the current flaws in the consultation paper proposals, with a view to achieving a balanced, durable and viable regulatory regime for the future. The framework for achieving this should include:

•	an agreement with a duration and a risk/return profile that allows sustainable development of the power industry;

•	an energy and environmental policy that is developed from a clear assessment of the balance between supply reliability, cost and environmental impact; and

•

clarity over the principles of an orderly transition to a more open market structure, should Hong Kong decide to proceed in that direction, and rules over new entry to ensure that costs to consumers as a whole are not increased.

The Stage II Consultation ended on March 31, 2006. In May 2006, the Hong Kong Government issued an information paper summarizing the views received during the Stage II Consultation. There is a general consensus that reliability and safety of supply is most important and should be the key consideration in the future development of the electricity market. Other key issues of concern include future market development, regulation on return and tariff, as well as environmental impact of electricity supply. On these issues, the views received are quite diverse. The Hong Kong Government stated that they would take into account the views received and discuss with the power companies to finalize the post-2008 arrangements for the electricity market.

Another form of competition is from alternative energy and heating sources. In the residential market, piped or cylinder gas is widely used for water heating and cooking. We have been supporting the use of electric cooking at homes. In the commercial market, electricity remains the dominant energy source for lighting, commercial equipment and air conditioning. Customers can, however, choose piped gas for commercial catering applications and piped gas or diesel for water heating and manufacturing process applications. There has been increasing acceptance of electrical heat pump technology for water heating and of electrical appliances in the commercial catering field, though this market remains very competitive.

Energy Business in Australia

Our business in Australia was fundamentally altered by the acquisition in 2005 of the Merchant Energy Business. The MEB is one of the largest energy retailers in Australia which sells gas and electricity to over 1.1 million customers across Victoria, New South Wales, South Australia and Queensland. It owns several sources of power generation capacity and a gas storage facility in Australia. The merger of this business with CLP’s wholly-owned generating business, Yallourn Energy Pty Ltd (now TRUenergy Yallourn Pty Ltd), or Yallourn, creates a vertically integrated and diversified Australian energy company.

In September 2005, we signed a shareholders’ agreement with Hydro Tasmania establishing a 50:50 joint venture in Roaring 40s to take forward renewable energy projects, particularly wind power, in Australia and elsewhere in Asia Pacific.

CLP Australia Holdings

CLP Australia Holdings Pty Ltd, or CLP-AH, is 100% owned by us. On May 31, 2005, an affiliate of CLP-AH acquired the TXU Australia MEB from an affiliate of Singapore Power Limited. CLP-AH was also the 100% owner of Yallourn at the time of acquiring the MEB.

In June 2005, the CLP-AH operational companies were rebranded as TRUenergy. This new brand replaced the TXU, Yallourn and AusPower brands that were previously used by the Australian business. As a result of the rebranding all public interfaces with the CLP-AH Group are now through the TRUenergy brand.

CLP-AH has a unique combination of assets which provides it with a well balanced business structure:

•	Power generation capacity from Yallourn, the Torrens Island Power Stations, or TIPS and from the EcoGen Master Hedge Agreement.

•	Approximately 1.1 million domestic electricity and gas retail customer accounts, plus around 600 large Industrial & Commercial, or I&C, customer accounts.

•	A portfolio of long term gas supply contracts used to supply gas to the CLP-AH generating capacity and gas retail customers, as well as a dedicated brown coal mine adjacent to Yallourn.

•	A 12 PJ underground gas storage facility in Victoria.

•	Access to 320 TJ/day capacity in SEAGas, a gas pipeline connecting Victoria and South Australia, plus a 33.3% ownership interest in SEAGas.

Yallourn Power Station

Yallourn is Victoria’s third largest power station, with four generating units providing a registered capacity of 1,480 MW. It provides approximately 23% of Victoria’s electricity requirements and approximately 8% of electricity in the National Electricity Market, or NEM.

Yallourn is a brown coal-fired, base-load, thermal plant and supplies electricity into the Victorian wholesale electricity market. Brown coal fuel is provided from the coal mine directly adjacent to the power station. Auxiliary fuel oil for firing is provided for start-ups. Operating as a base load facility, Yallourn produced gross generation of 11,207 GWh of electricity in 2005.

A number of key projects aimed at improving the efficiency of the power station and the coal mine have been implemented over the past four years, including the modernisation of the power station control systems, decommissioning of dredger coal mining operations and introduction of a new coal mining method utilizing dozers and feeder-breaker technology and conveying systems, and diversion of the Morwell River to extend the mining site.

Torrens Island Power Station

TIPS is located on Torrens Island, approximately 15km northwest of the Adelaide central business district. TIPS consists of two plants, TIPS A and TIPS B, with a total of eight gas-fired boilers and steam turbines. As the largest generation plant in South Australia (with a registered capacity of 1,280 MW), TIPS provides approximately 40% of the total installed generation capacity in South Australia. TIPS can operate as base load, intermediate or peaking power supply depending on the market/commercial requirements.

The original 100 year TIPS lease was acquired by TXU from the South Australian Government in June 2000. Rental payments under the lease have been prepaid. As lessee, CLP-AH is responsible for maintenance and capital improvement.

Although TIPS has historically been supplied with gas from central Australia, future gas supplies for TIPS will be sourced mainly from Victoria via SEAGas. As CLP-AH does not own or produce gas, it has a portfolio of long term (10+ years) supply contracts from a number of suppliers and fields to ensure supply for generation and for its retail business. The portfolio contracts, together with CLP-AH’s entitlement to 56% of the SEAGas pipeline capacity and ownership of the UGS facility, provide flexibility around the contractual take or pay provisions.

TIPS has the benefit of a dual fuel capability with back-up fuel oil stored on site in case of loss of gas supply. With two independent gas suppliers and pipelines to the TIPS site since January 2004, usage of fuel oil for generation has been minimal and is expected to remain minimal. The two separate gas supplies and dual fuel capability assist significantly in risk management strategies, as TIPS is able to switch between fuel sources in the event that there is a shortage of natural gas.

EcoGen Master Hedge Agreement

The EcoGen Master Hedge Agreement, or MHA, provides CLP-AH with an option for 966 MW of capacity over the 20 year period which commenced May 6, 1999. The 966 MW of capacity under the MHA is supported by Newport, a 500 MW gas-fired boiler and steam turbine power station, and Jeeralang, a 466 MW gas-fired gas turbine power station, both employed primarily during peak periods of demand for electricity in Victoria.

The MHA provides CLP-AH with the ability to enter into hedge contracts with EcoGen, at CLP-AH’s option, that require the exchange of cash for the difference between the amounts specified in the contract and the then current spot price of electricity. All fuel used in electricity production by the EcoGen assets is supplied, under contract, by CLP-AH. CLP-AH has no ownership interest in these assets.

Fuel

TRUenergy’s generation assets are supported by two long term fuel sources comprising (i) the coal mine and (ii) gas supply contracts.

Yallourn Coal Mine

The coal mine, which commenced production in 1924, is the second largest open cut brown coal mine in Australia and is located adjacent to the Yallourn Power Station. The coal mine provides a dedicated, secure, continuous source of fuel for generation, with ample reserves to meet the projected needs of Yallourn until at least 2032.

Yallourn has three mining licenses of which license number 5003 includes the East Field, East Field Extension and Maryvale fields containing more than sufficient coal to support Yallourn’s operation until 2032. This license was issued for a 30 year term until April 2026. The other two licenses, which expire in 2019 and 2020, will be considered for extensions depending on the future coal reserve plans. The coal mine currently produces coal at a rate of around 17.5 million tonnes per annum from the Yallourn brown coal seam.

Gas Supply Contracts

Approximately 90% of Victoria’s current gas requirements are sourced from the Bass Strait producers, Esso Resources Australia Ltd, a wholly owned subsidiary of Exxon Mobil Corporation, and BHP Billiton Petroleum (Bass Strait), a wholly owned subsidiary of BHP Billiton, or Esso/BHP. This gas is supplied by Esso/BHP to GASCOR (a former Victorian government corporation) under a contract, or Principal Contract, entered into before privatization of the gas industry in Victoria and which runs until 2009. Upon privatization of the Victorian gas industry, GASCOR entitlements under the Principal Contract were allocated among the three new retailers, including TRUenergy, pursuant to a Master Agreement and Sub Sales Agreements, the effect of which is to pass through to the retailers the terms and conditions of the Principal Contract.

In addition to the Principal Contract, CLP-AH maintains a portfolio of gas supply contracts from multiple suppliers. CLP-AH expects to have access to sufficient amounts of gas over the next decade and beyond, with agreements providing for potential increases in contract quantities. Furthermore, CLP-AH could use the storage capacity at UGS to manage gas resources and balance demand and supply.

Retail Operations

Electricity

CLP-AH has retailing licenses to sell electricity to contestable customers in New South Wales, Victoria, South Australia, Queensland and the Australian Capital Territory. TRUenergy’s primary markets at present are Victoria and South Australia. The Victorian and South Australian retail licenses are issued for an indefinite term.

The electricity retail business currently has approximately 600,000 customer accounts, the majority located in Victoria. Electricity customers are categorized into Mass Market, small and medium enterprise, or SME (<160 MWh per annum) and I&C customers (>160 MWh per annum).

Mass Market and SME

Mass Market and SME (together, the “Mass Market”) customers are the majority of retail customers by customer numbers. Demand from these customers can be more volatile but they are generally more stable and less price sensitive than I&C customers.

TRUenergy’s retail business operates in the NEM. In January 2002, a scheme of Full Retail Contestability, or FRC, was introduced in New South Wales, Victoria and South Australia, which permitted retailers to market and supply electricity to customers outside their traditional area. Prior to the introduction of FRC, customers did not have the ability to choose which electricity retailer to buy from. Despite retailers being able to set the price at which they provide electricity, ultimately the Victorian Electricity Industry Act 2000 reserves power to the Victorian government to cap the prices at which electricity is sold to the Mass Market (i.e. those consuming less than 160 MWh per year).

In December 2003, TRUenergy and other incumbent electricity retailers, secured a pricing agreement with the Victorian Government. For TRUenergy customers on regulated tariffs, the price path agreement provides an overall average electricity price escalation at a rate less than CPI ending December 31, 2007. However, the agreement is subject to renegotiation if retailer costs, margins or power prices move substantially. Customers have the choice of remaining prescribed customers at this capped price or accepting a market-based offer from TRUenergy or a competing retailer.

TRUenergy also sells electricity directly to large I&C customers in the NEM. These contracts are generally between one and four years in length and priced with reference to the wholesale market price for energy plus a premium. The portfolio of I&C customers to be served by TRUenergy’s electricity retail business is diverse and includes mining, transportation, chemicals and infrastructure.

Gas

CLP-AH holds licenses to retail gas throughout Victoria, New South Wales, South Australia and the Australian Capital Territory. The gas retail business currently has approximately 500,000 customer accounts, with the majority located in Victoria.

CLP-AH is the off-taker under a portfolio of long term gas contracts from a number of sources, used to supply both retail customers and generation facilities. Given CLP-AH’s right to capacity at the underground gas storage facility in Victoria, CLP-AH has significant flexibility in its gas assets to efficiently deal with any fluctuations in price or demand.

Under FRC, retailers are able to set the price at which they supply gas. However, the Victorian Gas Industry Act 2001 reserves ultimate power to the Victorian Government to cap the prices at which gas is sold to Victorian customers or groups of customers published in the Government Gazette.

In December 2003, TRUenergy and other incumbent gas retailers, secured a pricing agreement with the Victorian Government. For TRUenergy gas customers on regulated tariffs, the agreed price path will mean an overall average increase broadly in line with CPI over the next three years. The agreement is open to renegotiation should gas prices move substantially. Customers have the choice of remaining prescribed customers at this capped price or accepting a market-based offer from TRUenergy or a competing retailer.

Customer Base

TRUenergy is Australia’s fifth largest energy retailer, with over 1.1 million customer accounts across Victoria, New South Wales, South Australia, Queensland and the Australian Capital Territory. The focus of TRUenergy’s retail operations is Victoria where it has more than one million electricity and gas retail customer accounts. TRUenergy has a relatively balanced electricity and gas customer base by customer accounts, with an approximate 60:40 split. The majority of the customer base is Mass Market while the I&C customer base is larger by volume.

While the majority of TRUenergy’s customer base is located in Victoria, the customer base in New South Wales and South Australia is growing. Current forecasts indicate reasonable growth in the customer base in New South Wales and South Australia while market share in Victoria is expected to grow steadily.

Customer numbers as at December 31, 2005:

	Electricity	Gas
Residential	584,155	462,150
Small I&C	64,931	17,138

Total Mass Market	649,086	479,288

Large I&C	3,436	356

Other Assets

CLP-AH has two other assets which will assist gas delivery management:

•	56% of shipping rights in the SEAGas pipeline, and a 33.3% ownership interest in SEAGas

•	The underground gas storage facility in Victoria

SEAGas Pipeline

CLP-AH owns a 33.3% stake in the SEAGas pipeline. The SEAGas project is a joint venture, the remaining shares of which are controlled by International Power and Origin Energy. It comprises a 680km underground gas transmission pipeline running from Port Campbell, south-west of Melbourne (Victoria), to Adelaide (South Australia) which commenced operations in January 2004. CLP-AH has rights to 56% of the pipeline’s capacity for 15 years (independent of any ownership interest). The SEAGas pipeline relieves TIPS’ gas supply constraints and secures an additional long term supply option for TIPS.

Underground Gas Storage

TRUenergy also owns an underground gas storage facility near Port Campbell in south west Victoria. The facility was commissioned in August 1999 with a capacity of 12 PJ, making it the largest gas storage facility in Australia and an important strategic asset in the security of gas supply in Victoria. The facility has a withdrawal capacity of 260 TJ per day, or approximately 25% of peak-day Victorian retail gas demand. The facility is connected to the principal Victorian gas transmission system as well as directly to the SEAGas pipeline.

Environment

TRUenergy is subject to various Australian federal and state environmental regulations, the most significant of which are the Victorian Environmental Protection Act of 1970 and the South Australian Environment Protection Act of 1993. Both acts regulate, in particular, the discharge of waste into air, land and water, site contamination, the emission of noise and waste management. Both acts also established their respective state Environmental Protection Authorities (Australia EPA) and grant the Australia EPA a wide range of powers to control and prevent environmental pollution.

The Torrens Island Power Stations in South Australia have a license to carry out activities of environmental significance, including the discharge of warm cooling water into the marine environment, subject to certain conditions. The conditions relate to temperature rise limit, temperature monitoring and reporting obligations to the Australia EPA. TRUenergy has complied with its license conditions.

In 1996 Yallourn became the first power station in Victoria with an Accredited Licence granted by the Environment Protection Authority (Victoria). The EPA granted accreditation following demonstration of a high level of environmental performance and Yallourn’s ongoing capacity to maintain and improve such performance. Yallourn continues to maintain its accredited licence.

The gas storage operation has a license to carry out activities of environmental significance including discharges to air and water subject to certain conditions. TRUenergy has complied with its license conditions.

Provisions have been made for land remediation for sites in Victoria and South Australia based on the estimate of the land remediation costs following site reviews and testing. These costs may increase if the extent of contamination is worse than testing indicated at the time of the reviews. Under the current environmental legislation, the Victorian and South Australian Environment Protection Authorities have the power to order TRUenergy to incur such costs to remedy the contamination of land.

Hazardous materials are used in certain operational areas of TRUenergy. A system of control to ensure that all such hazardous materials are identified, managed and disposed of safely, in accordance with current legislation and other obligations has been implemented.

Electricity Business in the Chinese Mainland

Investments in the Chinese Mainland

We were one of the earliest power companies from outside the Chinese mainland to invest in the electricity industry in the Chinese mainland and are currently one of the largest external investors in the Chinese mainland electricity industry. Our successful track record of developing projects in the Chinese mainland started in 1985 with our investment in Guangdong Nuclear Power Joint Venture Company, Limited. We currently own 4,080 equity MW generating capacity in the Chinese mainland, of which 3,184 equity MW are operational and 896 equity MW are under construction.

During 2005 we maintained our prudent approach to investment in additional generating assets in the mainland. Our focus in 2005 included:

•	Management of tariff issues, particularly in the context of high coal prices

•	Progress on the construction of the Guangxi Fangchenggang coal-fired project in which we hold a 70% interest

•

Ongoing development of our renewable energy activities, including restructuring of the Huaiji hydro projects (our interest increased from 41.5% to 75%) in 2005; two new joint venture companies, i.e., the Weihai and Nanao wind power projects; and development of the Shuangliao wind farm in partnership with the Datang Group (through our Roaring 40s joint venture)

Our aims for Year 2006 and beyond are:

•	Extract greater value from existing assets by pushing for higher tariffs and reducing operating costs

•	Take forward further investments in cleaner energy, such as gas-fired plants, hydro and wind energy

•	Promote environmental improvements in our power stations, such as retrofit and upgrade of emission abatement facilities for NOx and SO2 and application of energy saving measures

•	Move towards a locally-based development, construction and operations management team

•	Access domestic equity markets in order to improve our cost competitiveness

•	Consolidate and rationalize our asset ownership structure so as to exploit management and operational synergies more effectively

•	Explore opportunities for broad-based strategic partnerships with major market players and IPPs

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

Guangdong Daya Bay Nuclear Power Station is equipped with two 984 MW pressurized water reactors. The majority of the key equipment was imported from France and the United Kingdom. Unit 1 and Unit 2 commenced commercial operation in February and May 1994 respectively. The station continues to operate safely and reliably and has received ISO14001 accreditation. It is also the first power station to attain ISO14001 accreditation in the electric power industry in China.

A total of 14,848GWh of electricity was generated by Guangdong Daya Bay Nuclear Power Station in 2005, as compared to 13,311GWh in 2004, an increase of 12%. This was mainly due to the smooth operation in 2005 in contrast to the occurrence of an incident during Unit 2’s scheduled outage in 2004, which resulted in the extension of the outage by about 2 months with no safety or environmental impact. The 2005 annual station capacity factor was 90%. 70% of the electricity generated is supplied to Hong Kong with the remaining 30% sold to Guangdong.

Hong Kong Pumped Storage Development Company, Limited

Hong Kong Pumped Storage Development Company, Limited, or PSDC, is 49% owned by us and 51% owned by ExxonMobil. CLP, through PSDC, has the right to use 50% of the 1,200 MW pumped storage capacity of Phase 1 of the Guangzhou Pumped Storage Power Station until 2034 for supply to our customers. In 2005, the pumped storage units at Conghua, Guangzhou generated 578GWh for us with an overall efficiency above 76.4%, with higher total output at a slightly lower efficiency than 2004. There were over 2,374 unit starts during the year to fulfill our system requirements, mainly during peak lopping and back up operations.

Shandong Zhonghua Power Company Limited

We own a 29.4% equity interest in Shandong Zhonghua Power Company Limited, or SZPC, with the remaining interest owned by Shandong Electric Power Company (36.6%), Shandong International Trust and Investment Corporation (14.4%) and Electricite de France International S.A. (19.6%).

SZPC was formed in 1997 to develop, own and operate four coal-fired power stations with a total generating capacity of 3,000 MW in Shandong Province, comprising two operating power stations, Shiheng I (2x300 MW) and Shiheng II (2x300 MW), and two new power stations, Liaocheng (2x600 MW) and Heze II (2x300 MW).

In accordance with the Operation and Offtake Contract (“OOC”), Shandong Electric Power Group Corporation, or SEPC, undertakes to purchase an annual minimum quantity of electricity generated from the power stations and is also responsible for the operation and maintenance and fuel supply of the power stations. The construction of Heze and Liaocheng power stations was contracted to SEPC through a consortium formed by the four project sponsors with SEPC as the main contractor.

Shiheng Power Stations (Phases 1 and 2) were awarded “International First Class Power Station” by the State Power Corporation of China in 2002, one of the two power stations in China to win such an award in that year. The stations have also achieved ISO14001, ISO9001 and OHSAS18000 accreditation. As part of their water resources conservation program, the stations have completed a waste water-recycling scheme, which significantly reduces discharges while improving the station economics.

As for the new stations, construction works have been completed, meeting quality requirements, within budget and ahead of schedule. Unit 1 and Unit 2 of Heze II commenced commercial operation in 2003 and Liaocheng Unit 1 and Unit 2 commenced commercial operation in early and mid-2004, respectively. Unlike Shiheng Power Stations where the major equipment was locally manufactured, the new units in Heze and Liaocheng use imported boilers capable of using low volatile anthracite coal mainly from Shanxi Province. The Price Bureau has also approved competitive tariffs for the new stations.

Electricity output from the operating power stations is sold to the Shandong power grid and amounted to 16,486 GWh in 2005 (2004: 12,327 GWh), which was 8% above the annual electricity generation quantity stipulated in the OOC. The increase in 2005 electricity sales over that of 2004 was mainly due to a steady growth in demand for electricity in Shangdong Province and the full commercial operation of the Liaocheng units in 2005.

In April 2006, we were informed by SEPC and China Guodian Corporation (Guodian) about their agreement on the transfer of SEPC’s 36.3% equity interest to Guodian as a result of the reform of the power industry.

Like other power projects in the mainland, SZPC was affected by surging coal prices in 2005. We expect the difficult situation will continue into 2006 and we will work closely with our partners and the fuel supplier to mitigate the risks as far as is practicable.

Huaiji Hydroelectric Power Project

The Huaiji hydroelectric power joint ventures were formed in 1997 and 1998. Our equity interests in the Huaiji hydroelectric power joint ventures were increased from 41.5% in 2004 to 75% in 2005 after the completion of the project restructuring. The joint venture periods were extended by 20 years to 2047.

The project is located in Huaiji County in northwestern Guangdong Province and involves constructing, owning and operating nine small-scale hydro power stations with a total capacity of 98 MW. These are cascading hydropower stations installed along two rivers. Eight of the power stations are operational and one is under construction. The power is sold to the power grids of Huaiji County and Guangdong Province.

Generation from this group of small hydro-electric power plants varies with the availability of water resources, with the total output increasing from 205 GWh in 2004 to 284 GWh in 2005.

The collection of electricity charges from the off-taker remains a challenge, though it shows signs of improvement, with the 2005 collections amounting to 88% of sales.

CLP Guohua Power Company Limited

CLP Guohua Power Company Limited, or CLP Guohua, was established in January 2001 as an evergreen joint stock company and is 49% owned by us and 51% owned by Beijing Guohua Electric Power Corporation (Beijing Guohua), a wholly owned subsidiary of the Shenhua Group. The shares of Beijing Guohua were subsequently transferred to China Shenhua Energy Company Limited (Shenhua Energy), a subsidiary of Shenhua Group in November 2004. CLP Guohua holds interests in three coal-fired power stations, namely Beijing Yire Power Station in Beijing, Panshan Power Station in Tianjin and Sanhe Power Station in Hebei, with a combined generating capacity of 2,100 MW in the Beijing-Tianjin-Tangshan area, of which it owns 1,285 equity MW. This project extends our geographical presence into the North China market.

Beijing Yire Power Station is wholly owned by CLP Guohua. It has two 200 MW coal-fired units located in Chaoyang District to the east of Tiananmen, Beijing. The station commenced operation in 1999 and supplies heat as well as electricity to Beijing city. In view of its proximity to the heart of Beijing, efforts have been made, since its operation, to continuously enhance environmental protection to minimize the impact on the environment in Beijing. Both units of the station are equipped with flue gas desulfurization facilities.

Sanhe Power Station is owned by three parties with CLP Guohua holding a majority interest of 55%. It has two 350 MW coal-fired units located in the Yanjiao Economic and Technology Development Zone of Hebei at the junction of Beijing and Tianjin. It began operation in 2000 and has been operating with high availability and reliability.

Panshan Power Station is owned by three parties with CLP Guohua holding an interest of 50%. It has two 500 MW coal-fired units and began operation in 1996. It forms part of an economic cooperation scheme between China and the former Soviet Union which supplied the major equipment, including the turbines and boilers.

The three power stations have already been rated under South Africa’s National Occupational Safety Association, or NOSA, 5 Star Safety Management System in 2005. All power stations are committed to continuous environmental improvement and have obtained full accreditation to ISO14001. As part of their water resources conservation program, both Beijing Yire and Panshan Power Stations have separately completed a waste water-recycling scheme which significantly reduces discharges as well as improves the station economics. Beijing Yire has also embarked on a NOx reduction program aimed at meeting the stringent NOx emission requirement imposed by the Beijing authorities. Panshan Power Station has also received the China National First Class Power Station Award.

All three stations sell their power to the North China power grid. The total electricity sold by the three power stations in 2005 was 12,612 GWh (2004: 12,666 GWh). Heat sales totaled 10.6 million gigajoules (2004: 9.5 million GJ). All three power stations obtained increased tariffs in May 2005.

Unlike most of the power stations in the Chinese mainland which were affected by tight coal supply in 2005, all three CLP Guohua stations have been able to secure long term supply of coal from Shenhua Group, which is the largest coal producer in the Chinese mainland. We will continue to work closely with Shenhua Group to ensure adequate coal supply to the three stations.

CLP Guohua Shenmu Power Company Limited

We acquired a 49% equity interest in CLP Guohua Shenmu Power Company Limited in November 2001, with the remaining 51% equity interest owned by Beijing Guohua. The shares of Beijing Guohua were subsequently transferred to Shenhua Energy in November 2004. The joint venture owns and operates a coal-fired power station, namely Shenmu II Power Station, with a generating capacity of 200 MW in Shaanxi Province. The power station is located in northern Shaanxi, adjacent to Inner Mongolia and is a mine-mouth power station supplying electricity to the Shaanxi power grid. It entered into commercial operation in 2000.

Shenmu Power Station has been rated five stars under the NOSA 5 Star Safety Management System in 2005. In late 2002, the station obtained ISO14001 accreditation.

The station achieved a relatively high availability of 95% in 2005. Sales of electricity in 2005 were 1,352 GWh (2004: 1,524 GWh).

Guizhou CLP Power Company Limited

Guizhou CLP Power Company Limited, or Guizhou CLP Power, was established in 2002 with a term of 30 years to build and operate a coal-fired power station, Anshun II Power Station, with a generating capacity of 2x300 MW in Guizhou Province. We are the majority owner with 70% equity interest, the other two shareholders are China Huadian Corporation (18%) (formerly owned by Guizhou Electric Power Corporation) and Guizhou Development and Investment Corporation (12%) (formerly known as Guizhou Infrastructure Investment Company). The power station supports the increasing electricity demand in Guizhou and the provincial government’s obligation to deliver electricity to Guangdong under the West-to-East Electricity Supply scheme. This is the first power project in the Chinese mainland in which we hold a majority share. Under the joint venture agreement, the company is a jointly controlled entity and none of the partners has unilateral control over Guizhou CLP Power.

Units 1 and 2 of Anshun II Power Station started commercial operation in March 2004 and November 2004, respectively. Both units are fitted with flue gas desulfurization systems and the construction was undertaken by Guizhou Electric Power Corporation through an equipment purchase contract.

As the power station is the expansion phase of Anshun I (also 2x300 MW) and was developed as an integral part of the whole Anshun power station, all four units of Anshun Power Stations I and II are operated as one power station. The operation and maintenance of Anshun II is contracted to Anshun I Power Station. To enhance control and ensure shareholders’ rights and interests are duly protected, Guizhou CLP Power assigned senior staff to the station to monitor the daily operation of Anshun II.

The new tariff for the power station was approved in May 2005 and sale of electricity was 3,381 GWh in 2005 (2004: 3,086 GWh).

CLP Guangxi Fangchenggang Power Company Limited

Following the approval by the National Development and Reform Commission and the Ministry of Commerce, the CLP Guangxi Fangchenggang Power Company Limited, in which a 70% equity interest is owned by us and the remaining interest owned by Guangxi Water Electric Power Group Company, was established in May 2005.

The joint venture was established to construct the first phase of Fangchenggang Power Station with 2 x 600 MW coal-fired units. An advanced supercritical pressure boiler and turbine equipment are used in the station to achieve high generation efficiency. A high scrubbing efficiency flue gas desulphurization plant will be installed to reduce sulphur dioxide emission. Coal will be supplied mainly from Indonesia via dedicated coal vessels. The coal supply arrangement will offer reliable long-term fuel supply at a stable and competitive cost.

This is the first project in China where we have taken the lead in managing the project; from engineering design, equipment procurement, construction, and commissioning, to the operation and maintenance of the power station. An experienced management team was established with our assignees assuming key positions in the joint venture company including the roles of General Manager, Chief Accountant, Construction Manager and Production Manager. Project management is assisted by a Project Management Contractor which also provides engineering superintendent service. Selection of service contractors and equipment suppliers are through stringent short listing of bidders and a competitive tendering process.

By the end of 2005, contracts representing 68% by value had been signed and project work to a value of 4% had been completed. Piling of the chimney and main plant buildings were completed and civil works are in progress. Site reclamation and seawall construction had also commenced. The first unit is planned to be commissioned in the third quarter of 2007 and the second unit in the first quarter of 2008.

Changdao Wind Power Company Limited

In December 2004, we established HNEEP-CLP Changdao Wind Power Company Limited, in which we own a 45% equity interest with the remaining 55% interest owned by Huaneng New Energy Industrial Co. Ltd. The associated Changdao wind farm will have a generating capacity of 27 MW and started commercial operation in May, 2006.

Weihai Wing Power Company Limited

In May 2005, we established HNNE-CLP Weihai Wind Power Company Limited, in which we own a 45% equity interest with the remaining 55% owned by Huaneng New Energy Industrial Co. Ltd. The Weihai wind farm has an initial capacity of 20 MW and is expected to start commissioning in 2006/7. The power generated will serve electricity needs of the local community.

Competitive Environment and Regulatory Issues

The demand for electricity in the Chinese mainland continued to grow strongly during 2005, increasing by 13.5% in 2005 over 2004. In 2005, 20 provinces and municipalities experienced supply shortages totaling some 25,000 MW, which was a slight improvement over 24 provinces totaling 30,000 MW in 2004. Demand growth is expected to slow down gradually in the coming years.

In response to the acute shortage situation, a number of new power projects are being constructed, some of which have not yet received the necessary government approvals. In order to control the situation, the State Council ordered to halt the development of unauthorized projects amounting to 50,000 MW. Supply and demand balance is expected to be achieved in a couple of years, followed by a period of over-capacity.

Stable coal supply remains a challenge to most coal-fired stations in the Chinese mainland. The increase in coal demand, combined with the closing of small coal mines and transportation bottlenecks, caused the coal price increase in 2004 and the first half of 2005. Due to the improvement of the coal supply situation, pressure on coal prices subsided slightly during the second half of 2005. However, it is generally expected that coal prices are likely to remain high in the foreseeable future. The tariff-coal price linking mechanism implemented in the Chinese mainland in mid-2005 reduced part of the burden on coal-fired generators. Another round of tariff adjustments has been submitted to the State Council for approval in 2006 and is likely to raise the electricity prices.

The regulatory environment is opaque but evolving towards higher transparency and clarity. In 2005, tariff approval remained the responsibility of the national and provincial government but is expected to become more objective and transparent. The new project approval process, which has been in effect since July 2004, is simpler and focuses mainly on the environment, land and utilization of natural resources, whilst leaving the commercial risks to the investors.

The PRC government continues to take action to address environmental issues by setting plans to increase the proportion of gas-fired and hydro-electric generation to coal fired generation to 25% by 2010, closing small thermal generating units, installing desulphurization plants and setting stringent emission standards.

The power sector reform in the Chinese mainland has brought about a more competitive environment for generating companies and some form of more transparent pricing should gradually replace the current tariff setting mechanism. The regulatory environment in the Chinese mainland should gradually become more open and transparent to create a level playing field for all market participants, both local and foreign. We will closely monitor the progress of reform and the changing market conditions in the Chinese mainland.

Electricity Business in Other Countries in Asia

We have established a significant presence in the power sector in a number of countries in Asia, notably India, Taiwan and Thailand. As of December 31, 2005, we owned 2,670 equity MW of generating capacity in Asia outside Hong Kong, Australia and the Chinese mainland, of which 1,724 equity MW are operational and 946 equity MW are under construction.

We aim to become a leading international private sector power company in Asia. This will be done through (i) developing effective investment partnerships; (ii) establishing a meaningful presence in each of our target markets; and (iii) building a balanced portfolio across our selected Asian markets, with a suitable mix of plant and fuels and a combination of operating assets, projects under construction and a pipeline of development projects.

Our position in India, Thailand and Taiwan is now supported by several years of successful operation. We have addressed risks to revenue where possible; put in place the necessary corporate policies, management and reporting systems; and completed major capital project construction. We are now ready for further growth in these markets through careful selection of new opportunities where we can use our industry experience effectively to manage the underlying risks to provide high quality earnings.

On March 22, 2006, we announced the formation of a strategic joint venture with the Mitsubishi Corporation of Japan to combine our expertise and capital to serve regional Southeast Asia and Taiwan power needs. Each party owns equal 50% stakes in the joint venture called OneEnergy Limited. The total shareholders’ contribution to OneEnergy Limited is initially set at approximately US$670 million. OneEnergy Limited will look to expand its business in these markets as needs and opportunities arise. Our interest in 22.42% of the total issued share capital of Electricity Generating Public Company Limited of Thailand has been transferred to this joint venture company.

Gujarat Paguthan Energy Corporation Private Limited, India

As at December 31, 2005, we owned 100% of the equity interest in Gujarat Paguthan Energy Corporation Private Limited, or GPEC. GPEC owns a 655 MW combined cycle power station in Gujarat, India. The plant was commissioned in open cycle in October 1997 and combined cycle in December 1998. It is a dual-fuel fired generator using natural gas or naphtha.

High reliability and safety standards were maintained at GPEC in 2005, accompanied by improvements in the economic performance of this investment.

GPEC has entered into a 20-year power purchase agreement with the state-owned Gujarat Electricity Board (now known as Gujarat Urja Vikas Nigam Ltd), or GUVNL, to sell all of its output to GUVNL commencing in 1998. The power purchase agreement between GPEC and GUVNL enables GPEC to recover its fixed costs and profit irrespective of the availability of fuel and the level of dispatch from GUVNL. Despite this arrangement, GPEC aims to deliver electricity to GUVNL at a reasonable price through maximum usage of natural gas and reductions in pass-through costs.

The power purchase agreement was subsequently negotiated and amended in 2003. The implementation of this amended power purchase agreement proceeded satisfactorily with an improvement in the monthly collection of payments to GPEC, as compared to previous years. However, a number of outstanding amounts are still under dispute with GUVNL. A few issues, though agreed in the amended power purchase agreement, remain pending for implementation. GUVNL has recently raised some issues (a) in relation to items already agreed and settled previously; and (b) requiring further renegotiation. In 2005, GUVNL has filed a petition with the regulatory authorities, contending the ‘Deemed Generation Incentive’ claimed by GPEC since December 1997 is not payable for availability based on Naphtha fuel. We believe the merits of this case are in favor of GPEC and will defend our interests vigorously. We have, however, made provisions in the event the matter is decided against us. Accordingly, this case has been disclosed as a contingent liability (see Note 33 to our financial statements included in this annual report).

The improvement in GPEC’s financial performance and in the general business environment in Gujarat is such that we have started to explore the possibility of developing a second phase to the GPEC plant. The feasibility of doing so clearly depends on being able to offer competitively priced energy, and our ability to obtain secure fuel and off-take commitments and payments.

GPEC has achieved an exceptionally high standard of safety and environmental protection. It was awarded the Royal Society for the Prevention of Accidents Gold Awards for safety each year from 2000 to 2005. It has also established a benchmark for safety management in the power generation sector in India. On environmental management, GPEC has been accredited ISO14001 certification for the past several years.

Ho-Ping Power Company and Ho-Ping Power Services Corporation, Taiwan

Ho-Ping Power Company, or Ho-Ping, and Ho-Ping Power Services Corporation are two joint venture companies formed between us (40%) and the Taiwan Cement Corporation (60%). Ho-Ping, formed in 1997, has constructed and owns a 1,320 MW coal-fired power station and an associated 53 kilometer 345kV transmission line at Ho-Ping City in eastern Taiwan. Ho-Ping Power Services Corporation was established in 2000 to manage the operations and maintenance of the two units under a contract with Ho-Ping.

Ho-Ping achieved commercial operation of the power station on schedule and within budget, with unit 1 and unit 2 commencing operation in June and September 2002, respectively. Coal is procured internationally from Australia, Indonesia, South Africa and China, largely through long-term coal supply contracts. The station has established a Safety, Health and Environmental Protection Committee comprising management and staff representatives at various levels to devise and implement various initiatives in relation to safety, health and the environment.

Ho-Ping sells all its electrical output to Taiwan Power Company, or Taipower, the government-owned national utility of Taiwan, under a 25-year power purchase agreement that commenced with commercial operation. The power purchase agreement enables Ho-Ping to recover its fixed costs and generate profits if it achieves a certain availability level during periods defined as guaranteed days and guaranteed hours. For periods not within those guaranteed days and hours, Ho-Ping may dispatch power to Taipower, but no penalty will be imposed by Taipower if Ho-Ping cannot provide power at these times. The energy charge rate is linked to coal cost movements experienced at Taipower’s existing coal-fired units around Taiwan. A 2005 adjustment alleviated the impact of recent higher coal costs.

Our key objectives for the investment in Ho-Ping are to maximize the long-term profit of Ho-Ping and to achieve this in full compliance with environmental and safety requirements. Performance at Ho-Ping has been satisfactory despite some operational setbacks. Firstly, an exceptionally powerful typhoon in 2005 caused significant damage to two of the three coal storage domes (one of which was also damaged in a typhoon in 2004). Nevertheless, we were able to restore operation of the power station within a few days. Secondly, a turbine blade failure in November 2005 caused damage to unit 1, which is currently under repair and may not be operating until some time in the second quarter of 2006. Discussions are ongoing with the relevant insurers and equipment suppliers to resolve insurance and warranty claims for both the coal domes and the turbine.

The plant has achieved full environmental compliance and was accredited to ISO14001 and rated three stars under the NOSA Safety Management System in 2004.

The Taiwan Ratings Corporation (a subsidiary of Standard & Poor’s) assigned Ho-Ping with ‘twA+’ long term and ‘twA-2’ short-term credit ratings, with stable long-term outlook.

Electricity Generating Public Company Limited, Thailand

Electricity Generating Public Company Limited, or EGCO, is incorporated in Thailand and listed on the Stock Exchange of Thailand. EGCO’s market capitalization is around HK$8 billion and it is included in the SET 50 comprising Thailand’s 50 largest publicly listed companies. The company is 22.4% owned by us and 25.4% owned by the Electricity Generating Authority of Thailand, or EGAT. Its principal activity is the generation of electricity for supply to EGAT under long-term power purchase agreements. In 2005, EGCO showed significant improvement in new business development, investing in the 1,070 MW Nam Theum 2 hydro project located in Laos, in which EGCO holds a 25% equity interest, with construction underway and scheduled commercial operation in 2009. The construction of Kaeng Khoi 2, a 1,468 MW combined-cycle gas turbine project developed by EGCO’s 50% owned subsidiary, Gulf Electric, is ahead of schedule and commercial operation is targeted for 2007/8.

Our 22.42% interest in EGCO was transferred to OneEnergy Limited, our 50:50 joint venture with Mitsubishi Corporation in March 2006. We, or jointly with our partner in OneEnergy Limited, after the shares transfer, are represented on the EGCO Board and its subcommittees with four directors out of a total of 15, and are able to participate meaningfully in supervising the existing assets and developing new businesses.

Reform of the Thai electricity industry took a step back when Thailand’s Supreme Administrative Court withheld the privatization of EGAT by ruling against the corporatization of EGAT. In that decision, the court held two royal decrees as not lawfully enacted. The cabinet of the Thai government resolved that the Ministry of Energy and EGAT will submit the Supreme Administrative Court decision to a juristic council for interpretation on the consequence to EGAT’s privatization (whether EGAT is a public company or a state enterprise). In the meantime, we continue to maintain good relations with EGAT which is both the largest single shareholder in EGCO, as well as being its major off-taker and potential major competitor in generation. Discussions continued between EGCO and us on a possible sale of a stake owned by us in the BLCP project discussed below. To date no agreement has been reached.

BLCP Power Limited, Thailand

We hold a 50% interest in BLCP Power Limited, or BLCP, in Thailand. BLCP is the owner and developer of a two-unit, 1,434 MW coal-fired power project at the Map Ta Phut Industrial Estate in Rayong Province. Our other 50% equity partner in BLCP is Banpu Public Co. Ltd.

The project is currently under construction. We act as the construction manager on behalf of BLCP. Construction is proceeding to schedule and on budget. By the end of 2005, the project was 91% complete with cost within budget. We expect to commission the first unit in October 2006 and the second unit in early 2007. All power generated will be sold to EGAT under a 25-year power purchase agreement.

We also own 60% of Power Generation Services Company Limited which will provide operation and maintenance services to BLCP. It is a special purpose company established solely for operating and maintenance of BLCP. The other shareholder is Banpu Public Co. Ltd. Mobilization and training for the operation and maintenance organization is well advanced and on schedule.

Electricity-Related Business

We pursue opportunities in Hong Kong beyond our conventional electricity business, by leveraging off our existing business, assets, expertise and relationships. These activities are carried out on a limited and selective basis, reflecting our overriding focus on its electricity business.

Property Business

Our non-Scheme of Control property development is managed by our wholly owned subsidiary, CLP Properties Limited, or CLP Property. The objective of CLP Property is to redevelop sites, or dispose of properties, in Hong Kong which are no longer required for our electricity business.

Our major project has been the residential redevelopment of the former power station at Hok Un, Kowloon, comprising 4,735 flats, 1,692 parking spaces and 270,000 sq.ft. of commercial space. Over 99% of the residential units had been sold as of December 31, 2005. No significant future earnings are now expected from this project.

In 2005, we sold five relatively small properties, which were surplus to the needs of our electricity business. Sales of these properties contributed HK$167 million to our earnings.

Public Lighting and Engineering Services

Through our wholly owned subsidiary, CLP Engineering Limited, we continue to expand our contracting and consultancy services in Hong Kong and neighboring areas in power engineering, telecommunications, building services, energy services, road lighting and facility management for customers in Hong Kong and neighboring areas.

Transport-related work remained our primary focus for infrastructure projects. In 2005, we successfully completed one major project for the Mass Transit Railway Corporation, or MTRC, with five other projects due to be completed in or after 2006. In 2006, we have commenced a new project on the Kowloon Southern Link for Kowloon-Canton Railway Corporation. It is expected that another new railway project of MTRC — the Tseung Kwan O South Extension which will start construction in 2006, will create a new opportunity for us. We have also undertaken contracting work in Macau.

Our energy services focus on offering optimized solutions to meet customer needs. Our services span the entire electrical range from extra-low voltage to super-high voltage, and involve activities from design, application, installation, commissioning, maintenance and investigation to problem solving. For example, in 2005 we provided energy audits, heat pump applications for hot water and power quality improvement advice for our customers.

In the area of facilities management, we are now responsible for maintenance work on a number of key systems at the Hong Kong International Airport, including the passenger terminal electrical system, sea-water pumping system, street lighting system and fixed ground power network.

We manage, operate and maintain the public lighting system in Kowloon and New Territories East. We use our longstanding expertise in public lighting to develop private lighting projects in areas such as private estates and road infrastructure. In 2005, we won a project for lighting replacement in the Hong Kong Cross Harbour Tunnel.

Research and Development

CLP Research Institute Limited, or CLPRI, our wholly-owned subsidiary, is focused on energy technology developments, driving change in the electricity business. CLPRI’s research focuses on: (a) innovative customer supply, (b) renewable energy, and (c) emerging energy issues such as air quality and climate change.

In 2005, CLPRI continued with a number of on-going projects and developed new projects for (a) renewable energy, including wind, solar and biomass resource assessment (data and methodology), (b) intelligent buildings and (c) appliance load characteristics. CLPRI also monitors emerging energy issues and technologies, as well as conducting knowledge-sharing activities through its portal on the company intranet, electronic newsletter, internal and external briefings, and presentations by experts from the international community. Topics included clean coal, mercury and air quality.

Technological innovations and emerging issues are also monitored by our operating business units.

Capital Investment Program

We expect to finance our ongoing capital expenditure requirements under the electricity business in Hong Kong and the investment opportunities in the electricity business in Australia, the Chinese mainland and elsewhere in Asia by using our internal resources and/or additional borrowings or issuance of debt securities.

Electricity Business in Hong Kong

For the year ended December 31, 2005, we invested HK$4,849 million (US$625 million) in fixed assets and leasehold land, compared to HK$5,278 million for the year ended December 31, 2004 and HK$5,125 million for the year ended December 31, 2003. Capital expenditure incurred by CAPCO was HK$1,156 million (US$149 million) for the year ended December 31, 2005, compared with HK$1,683 million for the year ended December 31, 2004 and HK$2,148 million for the year ended December 31, 2003. A total of HK$6,005 million (US$774 million) capital expenditures were made by us and CAPCO in 2005.

The financial plan for the period January 2005 to September 2008 was approved by the Hong Kong Government in June 2005. The plan forecasts a capital expenditure of HK$23.8 billion, with about 66% planned for the extension and upgrade of transmission and distribution networks to meet future growth and enhance supply quality and reliability. The rest of the capital expenditure is required for the maintenance and refurbishment of generating facilities, installation of emissions reduction facilities, and enhancement of customer services.

Energy Business in Australia, the Chinese Mainland and Other Countries in Asia

In 2005, we acquired the MEB of SPI Australia Group from an affiliate of Singapore Power Limited for a cash consideration of HK$13,013 million, including the acquisition of a 100% interest in the energy retail and generation business and a 33.3% interest in SEAGas partnership. The acquisition was funded from internal sources as well as new financing facilities which are discussed further in Item 5 “Operating and Financial Review and Prospects – B. Liquidity and Capital Resources” in this annual report.

Pursuant to the previous loan agreements entered into on February 27, 2001 for the refinancing of Yallourn, we had to provide the senior lenders with contingent equity support up to A$200 million depending on certain minimum requirements regarding the availability of cash flows for debt services. As at December 31, 2004, A$80 million had been contributed by the Group. This contingent equity support, however, is no longer required upon repayment of the debts in May 2005.

In the Mainland, we increased our shareholding in the Huaiji hydro power project from 41.5% to 75.0% by first acquiring the interest held by Sun Hung Kai China Development Fund Limited for HK$53 million and then undertaking a shareholding restructure scheme which was completed on November 3, 2005. The project comprises eight small hydro power stations that are in operation and one under construction in Huaiji County, Guandong, amounting to a total of 98 MW.

Environmental Matters

We are committed to the principles of sustainable development and take pride in being a leader in environmental management. Our environmental management systems assure that our environmental performance is in line with our commitments and policies. We publish independently verified performance data annually within 90 days of year end in our Group Social and Environmental Report. Our Social and Environmental Report 2003 won the Gold Award in Environmental Reporting at the 2003 Eco-Business Awards organised by the Environmental Campaign Committee and the Social and Environmental Report 2004 won a Commendation for Environmental Reporting at the Awards for Sustainability Reporting held by the Association of Chartered Certified Accountants Hong Kong.

In 2005, the Board of Directors established the Social, Environmental & Ethics (SEE) Committee to oversee our company’s performance and reporting on issues of key importance to our stakeholders. The SEE Committee reflects the Board’s increased focus on management of the social, environmental and ethical risks to our business. On December 12, 2005, upon the recommendation of the SEE Committee, our Board of Directors adopted the CLP Group Climate Strategy Framework.

It is our practice to implement and certify environmental management systems (EMS) for our majority-owned or controlled assets. This helps to assure that our environmental performance is in line with our commitments and policies. As at December 31, 2005, all facilities were certified, with the following exceptions where certification is in process: Anshun II (China); Huaiji (China); Roaring 40s (Australia).

Our objective is 100% compliance with applicable laws and requirements. During 2005, all majority-owned or controlled assets met this objective with the exception of Yallourn and Anshun II. There were four brief exceedances of total suspended particulate emissions at Yallourn. Anshun II’s sulphur dioxide (SO2) emissions and concentration exceeded the allowable amounts because the coal content was higher than anticipated in the emissions control system design. The Anshun II controls will be upgraded. None of these cases affected our asset utilisation.

We also strive to improve our environmental performance over and above compliance as demonstrated by our commitments and choice of technologies for greenfield projects. For example, CLP made the commitment, effective March 10, 2004, to incorporate flue gas desulphurization (FGD) or equivalent SO2 emissions reduction capability into the planning of all new greenfield coal-fired projects in which we have a controlling interest and to the construction of a high efficiency supercritical coal-fired power plant in Fangchenggang (China). We are also retrofitting some older facilities with modern emissions controls.

We monitor the developments in environmental regulations and participate in public discussions. For example, we participate in the Energy and Climate project of the World Business Council for Sustainable Development, and (through TRUenergy) we responded to the State of Victoria’s (Australia) public consultation on greenhouse gas emissions trading. We are prepared to take the steps necessary to keep our assets in compliance with new requirements, and to engage our stakeholders on the future directions of our business.

In 2005, we made significant progress towards our goal of renewable energy accounting for 5% of our total generating capacity by 2010. We formed CLP Renewables and invested in Roaring 40s, a 50:50 joint venture with Hydro Tasmania. Our renewable energy portfolio increased from less than 0.5% in 2004 to about 1.4% of our total generating capacity in 2005. Our renewable portfolio grew by 114 Megawatts, including two new operating wind farms in Australia, two under construction and two under development in the Chinese mainland, and an increased stake in the Huaiji hydro project in the Mainland.

As anticipated, the Hong Kong government imposed emissions caps on our Hong Kong’s facilities for sulphur dioxide (SO2), nitrogen oxides (NOx) and particulate matter in 2005. The government stated its intent to implement an emissions trading pilot scheme for the Pearl River Delta region in 2006. CLP Power Hong Kong received financial plan approval from the Hong Kong Government for a major retrofit of our coal-fired station with FGD in order to reduce SO2 emissions and selective catalytic reduction to reduce NOx emissions, per unit power generated. The environmental impact assessment process for this work has commenced and is scheduled to be completed in 2006.

CLP Power Hong Kong also proposed the construction of a liquefied natural gas (LNG) terminal in Hong Kong to supply our gas-fired station after the existing supply from the gas field to the south of Hainan province is exhausted. We need prompt government approval of both the LNG and FGD projects to meet the government’s proposed emission targets for 2010. Some parties have expressed interest in supplying LNG to us from terminal to be constructed in the PRC.

Weather conditions such as severe storms and variations in climate have the potential to cause interruptions in fuel supply or service and reduction in plant outputs. In 2005, we again experienced storm damage at Ho-Ping in Taiwan, where the roofs of two coal storage structures were severely damaged. Normal operations at Ho-Ping were able to resume, though, shortly after the storm. Reduced rainfall can also reduce the flow of water for hydropower stations, and can adversely affect the quality and availability of cooling water for inland thermal power plants. However, 2005 was better than previous years in terms of water resources for our Huaiji hydropower stations. Low winds can affect the operations of wind farms, but our existing windfarms performed well in 2005. Overall, while we did experience some adverse effects of storms and weather in 2005, their impact on our asset utilization for our generation portfolio was not significant.

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

C. Organizational Structure

The diagram below sets forth our ownership relationships with our principal operating subsidiaries and affiliates as at December 31, 2005.

*	Indirectly held subsidiaries

**	Including four companies — Guangdong Huaiji Changxin Hydro-electric Power Company Limited, Guangdong Huaiji Gaotang Hydro-electric Power Company Limited, Guangdong Huaiji Weifa Hydro-electric Power Company Limited, and Guangdong Huaiji Xinlian Hydro-electric Power Company Limited

The table below sets forth for each of our principal subsidiaries, the name, year and country of incorporation/operation and our percentage holding and principal activities as of December 31, 2005.

	Year of Incorporation	Place of Incorporation / Operation	Our Percentage Holding	Principal Activities

CLP Power Hong Kong Limited	1918	Hong Kong	100%	Generation and Supply of Electricity

Hong Kong Nuclear Investment Company Limited	1983	Hong Kong/Chinese mainland	100%	Power Project Investment Holding

CLP Engineering Limited	1985	Hong Kong	100%	Engineering Services

CLP Power Asia Limited	2000	British Virgin Islands/International and Chinese mainland	100%	Power Projects Investment Holding

CLP Power China Limited	1998	British Virgin Islands/Chinese mainland	100%(2)	Power Projects Investment Holding

CLP Power International Limited	1995	British Virgin Islands/ International	100%(2)	Power Projects Investment Holding

CLP Properties Limited	1989	Hong Kong	100%	Property Investment Holding

CLP Research Institute Limited	2000	British Virgin Islands/ Hong Kong	100%	Research and Development

CLP Australia Holdings Pty Ltd	2005(1)	Australia	100%(2)	Energy Business Investment Holding

TRUenergy Yallourn Pty Ltd (formerly known as Yallourn Energy Pty Limited)	2003(1)	Australia	100%(2)	Generation and Supply of Electricity

TRUenergy Pty Ltd	2005(1)	Australia	100%(2)	Retailing of Electricity and Gas

Gujarat Paguthan Energy Corporation Private Limited	2003(1)	India	100%(2)	Generation and Supply of Electricity

Guangdong Huaiji Changxin Hydro-electric Power Company Limited	2005(1)	Chinese mainland	75%(2)	Generation and Supply of Electricity

Guangdong Huaiji Gaotang Hydro-electric Power Company Limited	2005(1)	Chinese mainland	75%(2)	Generation and Supply of Electricity

Guangdong Huaiji Weifa Hydro-electric Power Company Limited	2005(1)	Chinese mainland	75%(2)	Generation and Supply of Electricity

Guangdong Huaiji Xinlian Hydro-electric Power Company Limited	2005(1)	Chinese mainland	75%(2)	Generation and Supply of Electricity

(1)	Year of the company becoming a subsidiary of the Group.
(2)	Indirectly held

D. Property, Plants and Equipment

Fixed assets, leasehold land and land use rights totalled HK$63,049 million (US$8,132 million). Our fixed assets consist mainly of CLP Power Hong Kong’s transmission and distribution equipment and facilities in Hong Kong and the generating facilities in TRUenergy, GPEC and Huaiji. As at December 31, 2005, the net book value of our fixed assets was HK$60,815 million (US$7,844 million), which comprised HK$42,922 million (US$5,536 million) from the Scheme of Control business and HK$17,893 million (US$2,308 million) from the non-Scheme of Control business. For the non-Scheme of Control fixed assets, HK$6,517 million (US$841 million) was attributed to TRUenergy, GPEC and Huaiji. Included in the net book value of our fixed assets, HK$53,977 million (US$6,962 million) represented plant, machinery and equipment and HK$6,818 million (US$879 million) represented freehold land and buildings. During the year, we invested HK$5,638 million (US$749 million) in fixed assets, of which HK$4,847 million (US$625 million) was invested by CLP Power Hong Kong and HK$786 million (US$101 million) by TRUenergy, GPEC and Huaiji. In addition, HK$3,650 million (US$471 million) of fixed assets were added through acquisition of subsidiaries in 2005.

As at December 31, 2005, we hold leasehold land totaling HK$2,234 million (US$288 million) in and outside Hong Kong. Leasehold land in Hong Kong amounted to HK$2,190 million (US$282 million), of which HK$150 million (US$19.4 million) represented land with unexpired lease period of over 50 years; HK$2,039 million (US$263.0 million) expiring between 10 to 50 years; and HK$1 million (US$0.1 million) expiring in less than 10 years. The aggregate book value of our leasehold land held outside Hong Kong was HK$44 million (US$5.7 million), of which HK$1 million (US$0.1 million) represented leased land with an unexpired lease term period of over 50 years situated in India, and HK$43 million (US$5.5 million) leased land expiring between 10 to 50 years situated in Huaiji County, China.

Our investments, principally energy business in the Chinese mainland and other countries in Asia as well as in CAPCO, are accounted for as our interests in the jointly controlled entities and associated companies in 2005. As of December 31, 2005, these interests amounted to HK$18,160 million (US$2,342 million), of which HK$17,715 million (US$2,285 million) was in the electricity business. Geographically, our interests in the affiliates engaging in the energy business included HK$7,138 million (US$921 million) in Hong Kong; HK$6,888 million (US$888 million) in the Chinese mainland; HK$1,098 million (US$142 million) in Australia; and HK$3,036 million (US$392 million) in other countries in Asia.

Item 4A.	Unresolved Staff Comments

We have not received any comments from the staff of the U.S. Securities and Exchange Commission regarding our annual reports or other public filings in the United States.

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

Overview

Our Scheme of Control business accounted for approximately 62.0% of our net earnings in 2005. Excluding the property redevelopment profit and property disposal gain, tax consolidation benefit from Australia and unallocated expenses, 75.1% of our operating earnings were contributed by the Scheme of Control business and 24.9% by the non-Scheme of Control business, as compared to 80.2% by the Scheme of Control business and 19.8% by the non-Scheme of Control business in 2004.

Electricity Business in Hong Kong

Our major source of revenue is from CLP Power Hong Kong’s Scheme of Control business in Hong Kong. Therefore, our financial condition and results of operations are affected by economic activities and the regulatory environment in Hong Kong. The Hong Kong economy has seen a broad-based upturn in 2005, with inflation increasing marginally. Through the Individual Visit Scheme and the opening of the Disney Theme Park, the tourism industry performed strongly with visitor arrivals reaching a record high of 23 million, an increase of 7.1% compared with the previous year. Significant job creation drove broad-based improvement in the labour market, long term unemployment declined and the unemployment rate fell from 8.6% in mid-2003 to a four-year low of 5.3% in the fourth quarter of 2005. Exports of goods remained buoyant with a total growth of over 11%. The momentum was partly reflected in the growth of electricity peak demand in 2005, which increased 2.3% from 2004. Local electricity sales also recorded a moderate growth of 2.6%. The commercial sector registered a 3.1% growth in sales, reflecting the economic recovery. Sales to the infrastructure and public services sector also increased by 1.7%, attributable in part to new railway lines though offset by promotion of energy conservation within government and large utilities. The residential sector recorded a rebound of 5.3% growth as a result of the improving family income and the warmer fall. Sales to the manufacturing sector continued their contracting trend due to the relocation of production plant to the Chinese mainland.

Despite the uncertainties posed by persistent high oil prices, the successive interest rate hikes and continuous macroeconomic austerity measures in the Chinese mainland, the Hong Kong economy is expected to continue its steady recovery. The near-term economic growth is further supported by the restored fiscal account balance, expanding tourist industry, recovery of the property market and the improving employment situation.

In light of the positive economic outlook, local electricity sales are expected to grow at a moderate rate in comparison to the growth rate of the last five years. Benefitting from the steady recovery of the economy, the commercial sector is expected to see the largest growth among customer sectors. As the supply of housing units slows down, mild growth in the residential sector is anticipated. The sales growth in the infrastructure and public services sector is supported by local public infrastructure developments but is expected to be slowed down by energy conservation initiatives, causing growth in this sector to be lower than the past few years’ average. The process of transformation of Hong Kong into a services-oriented economy will continue and negative impact on sales to the manufacturing sector is expected.

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

The Hong Kong Government has commenced a two-stage consultation on post-2008 electricity market arrangements. The Stage 1 of the Government’s Public Consultation, which solicited the public’s views on options for the future development of Hong Kong’s electricity market after 2008, commenced on January 31, 2005 and was concluded at the end of April, 2005. On December 30, 2005, the Hong Kong Government launched the Stage II Public Consultation to seek public views on the proposed framework for the future development of Hong Kong’s electricity market after the existing Scheme of Control Agreement expires in 2008. The consultation period closed on March 31, 2006. We will actively participate in the debate on the future regulation of our business. We have and will continue to respond clearly and with authority to the consultation launched by the Hong Kong Government and communicate widely with all sectors of our community regarding the right way forward for this essential industry.

As a result of general cost savings and productivity improvement, we have been able to freeze our tariff levels again in 2006, maintaining them at the 1998 levels.

Businesses in Australia

The Australian power sector has continued to witness consolidation of the de-regulated generation and retail markets, as well as the public listing of the regulated energy businesses mainly involved in distribution. During 2005, we acquired the MEB and merged it with the existing Yallourn Energy business to form a vertically integrated energy business under a new single brand of TRUenegy. Also, we acquired a 33.3% interest in the SEAGas Pipeline and a 50% stake in Hydro Tasmania’s Roaring 40s renewable energy business, which has 131 MW of operating wind farms in Australia and other projects under development. To optimise the performance of its physical assets, TRUenergy has commenced the upgrade of Yallourn’s instrumentation and control system on generation units for more effective control of plant operations; invested in the Morwell River Diversion Project to secure Yallourn’s access to a long-term coal reserve adjacent to the existing area of coal extraction; and completed major overhauls of selective generation units at Yallourn and Torrens Island for improved operating efficiency. In 2006, we will continue our efforts to grow TRUenergy’s retail and generation base, maximize the value of our assets through improving efficiency and achieving cost savings, and managing the flexibility provided by the diverse range of generation, fuel and retail assets in the wholesale gas and electricity markets.

Businesses in the Chinese Mainland

Throughout 2005, we have continued to promote excellence in project management and station operation in those assets in which we hold an interest. Overall those stations have performed well, with good levels of availability and reliability. We have been extremely selective in our choice of new investments in the Chinese mainland and we have been prepared to slow the pace of investments, rather than compromise on their quality. The result may have been that we missed opportunities, but we also avoided pitfalls. In May 2005 we established the 70% owned joint venture CLP Guangxi Fangchenggang Power Company Limited to develop the first phase of the 2x600 MW coal-fired units at Fangchenggang, Guangxi. This is the only new project in which we have invested since 2002, when we acquired our interest in the Anshun II power station project.

Businesses in Other Asian Countries

We grew our portfolio of electricity assets and businesses in Asia outside Hong Kong, Australia and the Chinese mainland significantly over the past couple of years. We now have a significant presence in India, Taiwan and Thailand. During 2005, we have continued to explore opportunities to develop greenfield projects, acquire further operating assets and develop further strategic partnerships, consistent with our objective to build meaningful and sustainable businesses in our target markets. In 2006, our major focus is to take forward the development of CLP’s regional business units in Southeast Asia and Taiwan (through our joint venture with Mitsubishi) and India by focusing on effective and efficient operation of generating stations and business functions, making good construction progress where applicable and continuing to build on a history of well-structured project and business developments.

Electricity-Related Business

We pursue selective opportunities in Hong Kong beyond our conventional electricity business, by leveraging off our existing business, assets, expertise and relationships. These activities are carried out on a limited and selected basis, in line with our overriding focus on our electricity business.

Critical Accounting Policies

Our financial statements have been prepared in conformity with Hong Kong GAAP. Our financial statements also include a reconciliation to U.S. GAAP. In preparing these financial statements, management exercises judgment in the selection and application of accounting principles, including making estimates and assumptions. Critical accounting policies include those policies that could result in materially different operating results if our assumptions regarding application of accounting principles were different. The following is a summary of critical accounting policies that are impacted by judgments and uncertainties and for which different amounts may be reported under a different set of conditions or using different assumptions.

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

As of December 31, 2005, CLP Power Hong Kong and CAPCO together had a carrying value of Scheme of Control fixed assets of HK$71,890 million (US$9,272 million) which comprised primarily the generating facilities and transmission and distribution systems. This carrying amount reflects the application of our accounting policies which complies with Hong Kong GAAP. Depreciation is based on the rates stipulated under the Scheme of Control Agreement which reflect the pattern in which the assets’ economic benefits are consumed.

The Scheme of Control stipulates the methodology in calculating the return of our electricity business in Hong Kong. The current Scheme of Control Agreement will expire on September 30, 2008. The Hong Kong Government is in the process of formulating a framework for the post-2008 regulatory regime. The final post-2008 regulatory framework will be subject to negotiation and agreement between CLP Power Hong Kong and the Hong Kong Government. We consider that there will not be any impairment to the assets recognized under the existing Scheme of Control. Any modifications to the existing Scheme of Control following its expiry in 2008, however, may have an effect on our financial performance as they may affect the way we calculate our earnings from this business, and the recoverability of the carrying amounts of the Scheme of Control assets.

Revenue and Trade Receivables

Our Revenue primarily consists of sales of electricity by CLP Power Hong Kong which are recognized based on actual and accrued consumption derived from meter readings during the period. Non-residential customers are billed on a monthly basis while residential customers are billed bi-monthly. The sales for residential customers who have not been billed in the month are estimated by taking into account the past trend of consumption as if their meters were read. Revenues earned outside Hong Kong are billed in accordance with the terms of the contractual agreements where applicable during the period.

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

Scheme of Control related Accounts

As stipulated in the Scheme of Control (SoC), the balance in the Development Fund shall represent a liability in the accounts of CLP Power and shall not accrue to the benefit of its shareholders save as provided for by the Scheme of Control. In addition, an interest charge of 8% per annum on the Development Fund balance is to be accrued to the Rate Reduction Reserve account. CLP Power also has the obligation to maintain the Fuel Clause Recovery Account, which represents the difference between an agreed standard cost of fuel and the actual fuel costs.

We have re-assessed the classification of the Development Fund, the Rate Reduction Reserve and the fuel clause account. We consider that CLP Power is required under the SoC to discharge its obligations arising from the SoC upon the expiry of the SoC agreement such that these account balances meet the definition of a liability. As a result, we recognise, in accordance with the SoC agreement, income from sales of electricity as revenue except to the extent that the sales in the current period give rise to liabilities. This classification is based on the existing SoC arrangement which expires in 2008. Should there be any change to the terms of the existing SoC, a reclassification may be required.

Asset Impairment

Under both Hong Kong GAAP and U.S. GAAP, if a triggering event occurs indicating that the carrying amount of an asset may not be recoverable, an impairment assessment of that asset is required. Triggering events include significant adverse changes in the market value of an asset, legal factors and the business or regulatory environment. In addition, an entity shall review goodwill and indefinite-lived intangible assets for impairment annually at either the cash-generating unit level or groups of cash generating units under Hong Kong GAAP. Goodwill is also subject to annual impairment tests under U.S. GAAP.

Under Hong Kong GAAP, the recoverable amount is the higher of an asset’s value-in-use (discounted present value of the asset’s expected future cash flows) and its fair value less costs to sell. An impairment loss is the amount by which the carrying amount of the asset exceeds its recoverable amount. Under U.S. GAAP, an impairment loss is recognized only if the carrying amount of an asset exceeds the expected undiscounted future cash flows. An impairment loss is measured based on the fair value which is generally determined using valuation techniques such as discounted cash flows.

Under U.S. GAAP, negative goodwill is first to be allocated pro rata to all acquired assets other than cash and cash equivalents, trade receivables, inventory, financial instruments that are required to be carried on the balance sheet at fair value, assets to be disposed of by sale and deferred income tax assets. Any excess is to be recognized as an extraordinary gain in the period in which the business combination is initially recognized. Such allocation will affect the carrying value of long-lived, mostly depreciable, assets. Under Hong Kong GAAP, negative goodwill is recognized in income statement immediately.

We review the carrying amounts of our long-lived assets, equity investments, goodwill and marketable debt and equity securities for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable or whenever it is required in accordance with relevant accounting standards. The interpretation of such triggering events requires judgment from management with respect to the circumstances as to whether the events have occurred and whether assessment of the value of the assets is required. Judgment is also exercised to estimate the future cash flows and the useful lives of these assets as well as the discount rates to be used. After reviewing the business environment as well as our objectives and past performance of our investments, management considered there was no impairment of goodwill for 2005.

In view of the expiry of the current Scheme of Control Agreement on September 30, 2008, the Hong Kong Government launched a two-stage public consultation on the future regulation of Hong Kong’s electricity business. The entire consultation closed on March 31, 2006 and the outcome of the consultation is not possible to predict. Should there be any major modification to the Scheme of Control following its expiration in 2008 in a manner which would be unfavorable to CLP Power Hong Kong and CAPCO, our Scheme of Control assets may be impaired. Management will continue to review the carrying amounts of the Scheme of Control assets for impairment should there be events or changes in circumstances which indicate that the carrying amount of these assets may not be recoverable.

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

As of December 31, 2005, our effective interests in Guizhou CLP Power Company Limited and CLP Guangxi Fangchenggang Power Company Limited were both 70%. Under the joint venture agreements with respective parties, none of the concerned joint venture partners has unilateral control over the economic activity of the respective entity. Accordingly, our interests in these two entities are accounted for as jointly controlled entities under Hong Kong GAAP. For U.S. GAAP purposes, since the minority joint venture partners have substantive participating rights, our management is of the view that non-consolidation of this joint venture is appropriate and hence there is no difference in treatment between Hong Kong GAAP and U.S. GAAP.

Deferred Taxation

Prior to 2003, for the purposes of our Hong Kong GAAP consolidated financial statements, we have made full provision for deferred taxation for our Scheme of Control business using the deferral method which was computed using the tax rate enacted at the time the relevant provision was established. For our non-Scheme of Control business, Hong Kong GAAP has historically required a partial provision approach to deferred taxation such that timing differences are accounted for only to the extent that it is probable that a liability or asset will crystallize in the foreseeable future. On January 1, 2003, we adopted the then SSAP No. 12 (Revised) “Income Taxes” (replaced by HKAS 12 “Income Taxes” effective from January 1, 2005), which is broadly consistent with the U.S. accounting standards.

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

Variable Interest Entities

Under U.S. GAAP, FIN 46R requires certain VIE’s to be consolidated by their primary beneficiary. The primary beneficiary is the party that is subject to a majority of the risk of losses from the VIE activities, or entitled to receive a majority of the VIE’s residual returns, or both. An entity is subject to FIN 46R and is considered to be a VIE if it has (1) equity that is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity’s operations, or that do not absorb the expected losses or receive the expected returns of the entity, or (3) equity investors have voting rights that are not proportional to their obligations to absorb the expected losses or to receive the expected returns of the entity, and substantially all of the entity’s activities are conducted on behalf of an investor that has disproportionately few voting rights.

We have adopted FIN 46R since 2004 and carried out assessment on our interest in CAPCO and other jointly controlled entities under the provisions of FIN 46R.

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

The Group has consolidated CAPCO in the U.S. GAAP consolidated financial statements at December 31, 2005 in accordance with the provisions of FIN 46R. There was no impact on net income on consolidation of CAPCO under U.S. GAAP as CAPCO had previously been accounted for under the equity method. The income statement and balance sheet of the Group under Hong Kong GAAP and those prepared under U.S. GAAP, including the consolidation of CAPCO and other U.S. GAAP adjustments shown on F-62 to F-63 of our financial statements set forth in “Item 17. Financial Statements” in 2005, are presented below:

	Hong Kong GAAP 2005	U.S. GAAP 2005	U.S. GAAP 2005
	HK$	HK$	US$
	(in millions)

Revenue(1)	38,584	39,275	5,066
Operating expenses	(29,889)	(25,168)	(3,246)

Operating profit	8,695	14,107	1,820
Net finance costs(1)	(1,489)	(1,480)	(191)
Share of results in affiliates, net of tax	3,239	1,773	229

Profit before taxation	10,445	14,400	1,858
Taxation
current and deferred, excluding tax consolidation benefit	(1,082)	(1,868)	(241)
deferred: tax consolidation benefit from Australia	2,004	2,004	258

	922	136	17

Profit after taxation	11,367	14,536	1,875
Transfers under Scheme of Control(1)	–	(801)	(103)
Earnings attributable to non-controlling interest	1	(2,188)	(282)

Net earnings	11,368	11,547	1,490

	Hong Kong GAAP	U.S. GAAP	U.S. GAAP
	2005	2005	2005
	HK$	HK$	US$
	(in millions)

Current assets(2)	10,463	11,059	1,426
Fixed assets	60,815	83,981	10,832
Leasehold land and land use rights	2,234	4,842	625
Goodwill and other intangible assets(2)	6,930	6,930	894
Interests in affiliates	18,160	11,467	1,479
Other assets	3,303	3,398	438

Total assets	101,905	121,677	15,694

Current liabilities(3)	14,405	17,442	2,250
Term loans (long-term portion)	25,883	30,888	3,984
Deferred taxation	5,472	8,263	1,066
Other long-term liabilities	5,875	5,972	770
Shareholders’ funds	50,159	49,138	6,338
Non-controlling interest	111	9,974	1,286

Total liabilities and shareholders’ funds	101,905	121,677	15,694

(1)

Under HK GAAP, the transfers from/to Development Fund and special provision account are adjustments to revenue, and the transfer to Rate Reduction Reserve is part of the finance costs. Whereas under U.S. GAAP, the transfer from /to Development Fund, transfer from special provision account and transfer to Rate Reduction Reserve are considered adjustments under regulatory requirements and hence could remain to be shown in the consolidated profit and loss account.

(2)	Include the relevant adjusting post-balance sheet event(s), details of which are shown in Note 5 to the consolidated financial statements.

(3)	Current liabilities include the current portion of term loans.

New Accounting Pronouncements

Hong Kong GAAP

In 2005, we adopted a number of new/revised HKFRSs relevant to our operations, which become effective for accounting periods beginning on or after January 1, 2005. All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards. See “Note 2. Significant Accounting Policies” included under “Item 17. Financial Statements” of this report.

U.S. GAAP

FAS 154

In May 2005, FASB issued FAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20 and FAS No. 3. This pronouncement requires a voluntary change in accounting principle to be applied retrospectively, or to prior period financial statements. Application to prior periods being presented is required if it can be reasonably achieved or is ‘practicable’. If not, the change should be made to related assets/liabilities “as of the beginning of the earliest period for which retrospective application is practicable and along with a corresponding adjustment to the opening balance of retained earnings”. FAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We consider that the adoption of FAS No. 154 does not have any significant impact on our financial position and results of operations.

FAS 155

In February 2006, the FASB issued FAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, an amendment of FASB Statement No. 133 and 140. This pronouncement amends FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. This pronouncement also amends FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. FAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of FAS No. 155 does not have any impact on our financial position and results of operations.

FSP 13-1

In October 2005, the FASB issued FSP No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period”. This FSP addresses whether a lessee may capitalize rental costs incurred during a construction period. According to the FSP, rental costs incurred during and after a construction period are for the right to control the use of a leased asset during and after construction of a lessee asset. There is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period, therefore, rental costs associated with ground or building operating leases that are incurred during a construction period shall be recognized as rental expense. FSP 13-1 is effective for financial periods beginning after 15 December 2005. The Group is currently assessing the impact of FSP 13-1 to its financial position, cash flows or results of operations.

A. Operating Results

Overview

Our financial results for 2005 reflected the steady growth of our electricity business in Hong Kong and the continuous expansion of our energy businesses elsewhere. We achieved appreciable earnings growth in 2005 with total earnings increasing by 32.0% to HK$11,368 million (2004: HK$8,614 million) and operating earnings (excluding Hok Un redevelopment profit and a one-time tax consolidation benefit from Australia) increasing by 10.4% to HK$9,097 million, compared to HK$8,241 million in 2004. Earnings from the non-SoC activities, primarily due to growing contribution from overseas power project investments in the Chinese mainland and other countries in Asia, and the consolidation of the seven-month financial results of our Australian energy business after the acquisition of the MEB in May 2005, recorded a significant increase of 40.0% to HK$2,339 million (US$302 million).

Our total operating earnings in 2004 were HK$8,241 million, an increase of 10.7% as compared to HK$7,447 million in 2003. Earnings from our SoC business grew 8.1% to HK$6,788 million, reflecting a stable earnings growth in our electricity business in Hong Kong. Earnings from non-SoC activities increased from HK$1,600 million in 2003 to HK$1,671 million in 2004, reflecting a growing contribution from overseas power project investments and the contribution of the first full year result from our subsidiaries, Yallourn Energy and GPEC, offset by higher coal costs and write-off of financing charges as a result of re-financing of project loans. Total earnings for 2004 were HK$8,614 million, an increase of 12.0% as compared to HK$7,687 million in 2003. The increase was mainly contributed by the gain on the sale of a former substation site at Castle Peak Road, Hong Kong of HK$214 million (US$ 27 million).

Changes in the financial statement line items from year to year are described below.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Our revenue in 2005 increased to HK$38,584 million (US$4,976 million) from HK$30,741 million in 2004, representing a rise of 25.5%. The revenue mainly comprised electricity sales in Hong Kong which accounted for HK$28,303 million (US$3,650 million), increased by 5.9% from 2004 mainly attributable to higher unit sales and a fuel clause adjustment as a result of the higher composite fuel price. The revenue also incorporated the 7-month results of the MEB. As a result, total revenue contributed by our Australian energy business increased significantly by 302.3% to HK$8,045 million (US$ 1,038 million) in 2005 from HK$2,000 million in 2004. Sales to the Chinese mainland increased to HK$1,966 million (US$254 million) in 2005 from HK$1,371 million in 2004. Total export sales of 4,497 GWh in 2005 represented our largest sales volume to the Chinese mainland in any one year since 1996. This high export sales was the result of the persistent power shortage in Guangdong, which could reduce as new generating capacities are built and commissioned in Southern China.

Total operating expenses increased to HK$29,889 million (US$2,945 million) in 2005 from HK$22,894 million in 2004, an increase of 30.6%. The main reasons for this increase were:

•

A 6.5% increase in purchases of electricity from CAPCO in 2005 amounting to HK$11,636 million (US$1,501 million), from HK$10,923 million in 2004, mostly due to higher fuel cost of HK$671 million (US$87 million) resulting from higher composite fuel price and more units generated during the year.

•	Nuclear electricity purchases from Guangdong Daya Bay Nuclear Power Station amounted to HK$5,029 (US$649 million) in 2005, an increase of 5.6% from 2004, mainly due to higher units purchased.

•	Staff expenses in 2005 were HK$1,505 million (US$194 million), an increase of 17.2% from HK$1,284 million in 2004, mainly due to the effect of incorporating the MEB.

•

Increase in fuel and other operating costs to HK$3,972 million (US$389 million) in 2005 from HK$3,070 million in 2004 was mainly attributable to additional fuel and operating costs after the consolidation of the MEB and the Huaiji hydro power project.

•

A 16.5% increase in depreciation and amortization charges to HK$2,896 million (US$374 million) in 2005 from HK$2,485 million in 2004 due to the consolidation of the seven-month financial results of the MEB after the acquisition in May 2005, as well as higher depreciation and amortization charged by our operations in Hong Kong and other countries.

•	Purchases of electricity, gas and distribution services in Australia amounted to HK$4,499 million (US$580 million) following the acquisition of the MEB in May 2005.

We recorded an operating profit of HK$8,695 million (US$1,121 million) in 2005, an increase of 7.9% from HK$8,061 million in 2004. Operating profit as a percentage of revenue decreased from 26.2% in 2004 to 22.5% in 2005, mainly due to higher purchases of electricity

Finance costs in 2005 were HK$1,613 million (US$208 million), an increase of HK$314 million (US$40 million) from HK$1,299 million in 2004, mainly due to increased borrowings for financing the acquisition of the MEB and capital investments in Hong Kong. Finance income in 2005 was HK$124 million (US$16 million), an increase of 96.8% from HK$63 million, mainly due to the increase in interest income from TRUenergy and GPEC. While there was an increase in total interest and finance charges in 2005, a similar capitalization amount was allowed, resulting in a net increase in operating finance costs in 2005.

Our share of profits less losses (after tax) from jointly controlled entities and associated companies in 2005 was HK$3,239 million (US$418 million), 5.0% higher than in 2004. The contributions of our major investments were as follows:

•	CAPCO contributed HK$1,466 million (US$228 million), which is similar to the result in 2004.

•

Earnings from generating facilities in the Chinese mainland serving Hong Kong, i.e., Guangdong Nuclear Power Joint Venture Company Limited and Hong Kong Pumped Storage Development Company, Limited, were HK$760 million (US$98 million), an increase of HK$33 million (US$4 million) resulting from higher generation from Guangdong Nuclear Power Joint Venture Company Limited from 2004

•

Contributions from other investments in the Chinese mainland amounted to HK$342 million (US$44 million) in 2005, an increase of 19.2% from 2004. This mainly arose from the significant increase of earnings for Shangdong; in 2004, it had a lower profit as a result of the one-off hedging breakage costs and write-off of the previously capitalized loan arrangement fee.

•

Contributions from investments in other countries in Asia amounted to HK$358 million (US$46 million), a decrease of 4.8% from 2004 mainly attributable to the lower profit of EGCO of Thailand in 2005 resulted from a one-off accounting write back of capital spares and development costs in 2004.

•

The 2005 profit also includes our share of earnings arising from the sale of 42 residential units and 18 car parking spaces, totaling HK$267 million (US$34 million) (2004: 57 residential units and 86 car parking spaces were sold).

Current and deferred taxation decreased by HK$214 million (US$28 million) to HK$1,082 million (US$14 million), mainly due to the release of dividend tax provision for GPEC which is no longer required and a tax credit for tax losses incurred in Australia. In addition, our Australian business recognized a one-off tax consolidation benefit of HK$2,004 million (US$258 million) in 2005, arising from the resetting of the tax basis of Yallourn’s assets upon formation of a tax-consolidated group that resulted in extra tax depreciation allowance/deductions available against future taxable income.

Our total earnings increased by 32.0% to HK$11,368 million (US$1,466 million) in 2005 from HK$8,614 million in 2004. Our earnings per share of common stock increased by 31.8% to HK$4.72 (US$0.61) in 2005 from HK$3.58 in 2004 as a result of an increase in total earnings for the year.

In 2005 we paid interim dividends of HK$1.44 (US$0.19) per share of common stock and declared a final dividend of HK$0.83 (US$0.11) per share and a special final dividend of HK$0.11 (US$0.01) per share. In 2004 we paid interim dividends of HK$1.35 per share of common stock and declared a final dividend of HK$0.73 per share and a special final dividend of HK$0.15 per share.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Our revenue in 2004 increased to HK$30,741 million from HK$28,170 million in 2003, representing a rise of 9.1%. The revenue mainly comprised electricity sales in Hong Kong which accounted for HK$26,733 million and increased by 4.2% from 2003 mainly due to fuel clause adjustment as a result of higher composite fuel price. Sales to the Chinese mainland increased from HK$1,240 million in 2003 to HK$1,371 million in 2004. The total export sales of 3,087 GWh in 2004 represented our largest sales volume to the Chinese mainland in any one year since 1996. The high growth was the result of the persistent power shortage in Guangdong.

2004 also marked the first time the Group revenue included the full year revenue of Yallourn and GPEC. Sales from Yallourn and GPEC amounted to HK$3,813 million in 2004. Other revenue increased from HK$303 million in 2003 to HK$310 million in 2004, an increase of 2.3%.

Total operating expenses increased to HK$22,894 million in 2004 from HK$21,636 million in 2003, an increase of 5.8%. The main reasons for this increase were:

•

A 4.7% increase in purchases of electricity from CAPCO in 2004 amounting to HK$10,923 million as compared to HK$10,431 million in 2003, mainly due to the increase in fuel expenses caused by higher average fuel price and more units generated, and the increase in operating costs and depreciation, partly offset by lower deferral premium and finance costs on lower loan balances and interest rates. See “Item 4. Information on the Company – B. Business Overview – Relationship with CAPCO”.

•

Purchases of nuclear electricity in 2004 from Guangdong Daya Bay Nuclear Power Station amounted to HK$4,763 million, a decrease of 7.2% from HK$5,134 million in 2003, primarily attributable to the decrease in units purchased. See “Item 4. Information on the Company – B. Business Overview – Guangdong Daya Bay Nuclear Power Station” and “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Guangdong Daya Bay Nuclear Power Station”.

•

Staff expenses in 2004 were HK$1,284 million, an increase of 11.0% from HK$1,157 million in 2003, of which HK$70 million was contributed by Yallourn and GPEC, whilst for other Group companies the increase of HK$57 million was mainly due to a higher annual incentive provision and cost of “buying-out” previous work-related allowances.

•

Increase in fuel and other operating costs to HK$3,070 million in 2004 from HK$2,289 million in 2003, due to the consolidation of the full year expenses of Yallourn and GPEC in 2004 totalling HK$898 million, as well as higher government rent and rates of HK$ 105 million and higher disposal loss of HK$60 million, mainly due to renovation work and the phase out of obsolete cables and overhead lines and miscellaneous substation plant and equipment.

•

A 7.3% increase in depreciation and amortization charges to HK$2,485 million in 2004 from HK$2,317 million in 2003. This increase was primarily due to the addition of assets to our transmission and distribution network in Hong Kong and the incorporation of the full year depreciation charges on Yallourn and GPEC’s fixed assets, partly offset by the net decrease in depreciation charges due to the extension of the economic lives of certain fixed assets.

As a result of the above, we recorded an operating profit in 2004 in the amount of HK$8,061 million, an increase of 23.4% from HK$6,534 million in 2003, mainly due to the increase in Hong Kong electricity sales revenue and the full year consolidation of Yallourn and GPEC, partly offset by the increase in operating expenses.

Finance costs in 2004 were HK$1,299 million, an increase of HK$324 million from HK$975 million in 2003, mainly due to the full year interest expense and write off of previously capitalized facility fee of Yallourn. Finance income in 2004 was HK$63 million, an increase of 31.3% from HK$48 million in 2003, mainly due to the increase in interest income from GPEC. While there was an increase in total interest and finance charges in 2004, a similar capitalization amount was allowed, resulting in a net increase in operating finance costs in 2004.

In 2004, we recorded our share of profit (before tax) of HK$187 million arising from the sale of the remaining units of Phases 4 and 5 and car parking spaces of Laguna Verde at Hok Un site, as compared to a HK$291 million profit recorded in 2003. About 99% of the residential units in the redevelopment had been sold by December 2004. We also recorded a capital gain of HK$214 million from the sale of a former substation site at Castle Peak Road.

Our share of profits less losses (after tax) from jointly controlled entities and associated companies in 2004 were HK$3,085 million, 4.2% lower than in 2003. The contributions of our major investments were as follows:

•	CAPCO contributed HK$1,459 million, 3.0% higher than in 2003 mainly due to lower interest expenses and deferral premium charges.

•

Earnings from generating facilities in the Chinese mainland serving Hong Kong, i.e., GNPJVC and PSDC, were HK$728 million, 4.6% lower than the 2003 level of HK$763 million mainly due to lower generation as a result of an extended outage period of GNPS.

•

Contributions from other investments in the Chinese mainland amounted to HK$286 million, a decrease of 9.8% as a result of decreased contributions from Shandong Zhonghua Power Company Limited due to the higher coal costs and the write-off of previously capitalized financing charges upon re-financing of the project loans.

•

Contributions from investments in the Asia-Pacific region amounted to HK$374 million, a net decrease of HK$5 million from 2003, excluding the share of profit from Yallourn and GPEC for the period before they became subsidiaries of the Group in April and June 2003, respectively. Share of profit from EGCO increased HK$58 million from 2003, mainly due to the write back of previously expensed development costs and capital spares, offset by the decrease in share of profit in Ho-Ping of HK$63 million from 2003. The decrease was mainly due to the increase in coal prices and freight costs.

Taxation increased to HK$1,815 million in 2004 from HK$1,712 million in 2003, an increase of 6% mainly due to the higher taxable profits for CLP Power Hong Kong. The increase was partly offset by the reduction in the dividend distribution taxes on retained profits of our overseas subsidiary. Our effective tax rate for 2004 was 13.1%, compared to 12.9% in 2003.

As a result of the full consolidation of Yallourn and GPEC for the year and the increase in property disposal gain, our total earnings increased by 12.1% to HK$8,614 million in 2004 from HK$7,687 million in 2003. Our earnings per share of common stock increased by 12.1% to HK$3.58 in 2004 from HK$3.19 in 2003 as a result of an increase in total earnings for the year.

In 2004, we paid interim dividends of HK$1.35 per share of common stock and declared a final dividend of HK$0.73 per share and a special final dividend of HK$0.15 per share. In 2003 we paid interim dividends of HK$1.23 per share of common stock and declared a final dividend of HK$0.65 per share and a special final dividend of HK$0.1 per share.

U.S. GAAP Reconciliation

Our financial statements are prepared in accordance with Hong Kong GAAP. This accounting practice differs in certain material respects from U.S. GAAP. The following table sets out a comparison of our net earnings, or net income, and shareholders’ funds, or shareholders’ equity, in accordance with Hong Kong GAAP and U.S. GAAP.

	For the year ended December 31,
	2003	2004	2005	2005
	HK$	HK$	HK$	US$
	(in millions)

Net Income in accordance with
Hong Kong GAAP	7,687	8,614	11,368	1,466
U.S. GAAP	7,525	9,293	11,547	1,490
Shareholders’ Equity in accordance with
Hong Kong GAAP	40,241	44,199	50,159	6,469
U.S. GAAP	39,397	44,052	49,138	6,338

See also “Item 17. Financial Statements” in this annual report for the significant differences between Hong Kong GAAP and U.S. GAAP.

B. Liquidity and Capital Resources

Sources of Liquidity

We finance our operations and business expansions, in particular the capital expenditure programs of CLP Power Hong Kong and CAPCO and strategic investments in Australia, the Chinese mainland and other countries in Asia, using cash flow generated from operations, bank loans and debt securities. Our cash flow generated from operations, especially from our Hong Kong electricity business, has been and is expected to continue to be our principal source of liquidity. In our opinion, our working capital is sufficient for present requirements. We expect that customer demand for our electricity will remain stable and may increase as the economy grows. We do not believe our customer demand in the near future is likely to be negatively affected by rapid technological changes.

At December 31, 2005, we had liquid funds of HK$2,041 million (US$263 million), as compared to HK$2,520 million at December 31, 2004, of which 96% were denominated in foreign currency mainly held by GPEC and TRUenergy and deposited with highly-rated international or local banks, with the remainder held in Hong Kong dollars. Pursuant to the requirements of a Trust and Retention Account Agreement between GPEC and its project financiers, GPEC has deposited receipts amounting to HK$556 million (US$72 million) from its off-taker, GUVNL, into various trust accounts for fuel, operating and major maintenance expenses and debt service payments.

Net cash provided by operating activities in 2005 amounted to HK$10,046 million (US$1,296 million), mostly from our electricity businesses in Hong Kong and India. Net cash used in investing activities amounted to HK$15,293 million (US$1,972 million), an increase of HK$12,043 million (US$1,553 million) as compared to 2004. Mainly, this reflects (i) acquisition of the MEB in Australia for a cash consideration of HK$13,013 million (US$1,678 million); (ii) capital expenditure of HK$5,204 million (US$671 million), which was mostly in fixed assets to provide supply and/or improve the reliability of services to our customers in Hong Kong and (iii) equity contributions to new power projects and advances to jointly controlled entities totalling HK$728 million (US$94 million). These outflows were partly offset by dividends received from investments and profits received from the Hok Un joint venture. Net cash provided by financing activities was HK$4,854 million (US$626 million) as we increased our net borrowings by HK$10,441 million (US$1,247 million), mostly used to finance the acquisition of the MEB and investments in fixed assets. This inflow was partly offset by the payment of dividends.

We adopt a prudent approach to all our financial arrangements, while at the same time aiming to achieve cost efficient funding. In April 2005, we completed a HK$6 billion self-arranged medium term loan facility with 15 banks and utilized a HK$2 billion commitment amount to replace a higher-priced tranche of our existing loan facility. A portion of the financing was also used to fund part of the equity contribution related to the acquisition of the MEB. The new loan facility should provide us with ample liquidity to meet our investment needs over the next few years.

CLP Australia Finance Pty Ltd. (CLP Australia Finance), a wholly-owned subsidiary in Australia, completed a A$2.2 billion unsecured corporate loan facility and a A$250 million working capital facility in May 2005. The facilities were used to fund the balance of the purchase consideration payable upon the acquisition of the MEB, refinance the existing Yallourn’s project finance facilities, and fund the working capital requirements for our business in Australia. The loans are non-recourse to CLP Holdings. Standard & Poor’s (S&P) has assigned its “A-”credit rating to A$2.2 billion unsecured debt facilities with stable outlook. In November 2005, CLP Australia Finance issued a total of A$700 million Australian domestic bonds under its A$2 billion electronic promissory note and medium term note program. The issues consisted of A$650 million 7-year fixed and floating rate tranches and a A$50 million 10-year floating rate tranche. The financing was entered into to refinance a portion of the existing A$2.2 billion loan facility.

In 2005, CLP Power Hong Kong arranged HK$4 billion of new credit facilities in the form of bond issuances and bank loan facilities. In January and June 2005, CLP Power Hong Kong issued two tranches of fixed rate notes due 2015 of HK$500 million each, with coupon rates at 4.35% and 4.15% respectively, through its wholly owned subsidiary CLP Power Hong Kong Financing Limited. These issues were made under the Medium Term Note, or MTN, Program established by CLP Power Hong Kong Financing Limited in 2002. Under the MTN Program, notes in an aggregate amount of up to US$1.5 billion may be issued and will be unconditionally and irrevocably guaranteed by CLP Power Hong Kong. As at December 31, 2005, notes with a nominal value of approximately HK$5,340 million (US$689 million) have been issued under the MTN Program. The remaining HK$3 billion of new finance was arranged with banks at attractive interest rate margins.

In January 2006, CLP Power Hong Kong issued another tranche of HK$1 billion fixed rate notes due in 2016 with a coupon rate of 4.75%.

Credit Facilities

As of December 31, 2005, the total credit facilities, excluding the commercial paper facility mentioned below, available to us were HK$42,543 million (US$5,487 million). CLP Power Hong Kong established a U.S. dollar denominated commercial paper program in the amount of US$500 million in 1996, which we have not utilized since March 1998. We did not and do not plan to rely on this commercial paper facility for our liquidity. The table below sets forth the committed and uncommitted credit facilities and the periods of maturity of these credit facilities available to us as of December 31, 2005.

	Maturity by Period
Credit Facilities – CLP Group	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in HK$ millions)

Committed credit facilities	39,778	5,914	9,519	14,274	10,071
Uncommitted credit facilities	2,765	2,765	–	–	–

Total	42,543	8,679	9,519	14,274	10,071

As of December 31, 2005, the total credit facilities available to CAPCO were HK$8,629 million (US$1,113 million). The table below sets forth the committed and uncommitted credit facilities and the periods of maturity of these credit facilities available to CAPCO as of December 31, 2005.

	Maturity by Period
Credit Facilities – CAPCO	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in HK$ millions)

Committed credit facilities	7,864	2,859	2,434	1,576	995
Uncommitted credit facilities	765	765	–	–	–

Total	8,629	3,624	2,434	1,576	995

Credit Facilities – CLP Group and CAPCO	51,172	12,303	11,953	15,850	11,066

The sources of credit facilities available to us, as well as those to us and CAPCO combined, are as follows:

	CLP Group	CLP Group and CAPCO
	%	%

Export Credits	–	2
U.S. Dollar Notes due 2006	6	5
Private Placement(1)	–	0
Term Loans	58	60
Medium Term Notes due 2012 to 2014	22	18
Money Market Line (including bank overdraft)	14	15

	100	100

(1)	Less than 1% of credit facilities for CLP Group and CAPCO are sourced from Private Placement.

The uncommitted credit facilities available to us and CAPCO comprised short-term money market lines and overdraft facilities. The financial market stability and individual banks’ funding position may affect the availability of these uncommitted short-term credit facilities. However, we adopt a prudent approach in determining the appropriate mix of committed and uncommitted -facilities and solicit our facilities from a pool of strong credit-based financial institutions.

Borrowings

Out of the total HK$42,543 million (US$5,487 million) credit facilities available to us, HK$29,391 million (US$3,791million) were drawn down at December 31, 2005. Our borrowings with maturities of less than one year amounted to HK$3,508 million (US$452 million). Those with maturities of between one to five years and of longer than five years amounted to HK$16,287 million (US$2,101 million) and HK$9,596 million (US$1,238 million), respectively. The undrawn credit facilities are part of our source of liquidity for financing our operations and continuous business expansion.

For CAPCO, out of the total HK$8,629 million (US$1,113 million) credit facilities available, HK$8,072 million (US$1,041 million) were drawn down at December 31, 2005. CAPCO’s borrowings with maturities of less than one year amounted to HK$3,067 million (US$396 million). CAPCO’s borrowings with maturities of between one to five years and of longer than five years amounted to HK$4,010 million (US$517 million) and HK$995 million (US$128 million), respectively.

The type, interest rate, maturity and currency profile of our borrowings, as at December 31, 2005, as well as those for us and CAPCO combined, are summarized in the following tables:

	CLP Group	CLP Group and CAPCO
	%	%

Loan Balance in Percentage
Export Credits	–	2
U.S. Dollar Notes due 2006	8	6
Private Placement(1)	–	0
Term Loans	57	61
Medium Term Notes due 2012 to 2015	32	25
Money Market Line (including bank overdraft)	3	6

	100	100

Interest Rate Base in Percentage
Floating Rate	46	41
Fixed Rate	54	59

	100	100

Maturity in Percentage
Less than 1 year	12	18
1-3 years	18	21
4-5 years	37	33
After 5 years	33	28

	100	100

Currency in Percentage (1) (2)
HK Dollar Loans	41	46
Foreign Currency Loans (Hedged into HK Dollar)	16	19
EUR Loans	1	1
INR Loans	3	3
AUD Loans	38	30
RMB Loans	1	1

	100	100

(1)	Less than 1% of credit facilities for CLP Group and CAPCO are sourced from Private Placements.

(2)

The Australian dollar loans were drawn by CLP Australia Finance for our Australian business whereas the loans in Euros and Indian Rupees were drawn by GPEC. Loans in Renminbi were drawn for a project in the Chinese mainland.

The weighted average interest rate for total borrowings for us and CAPCO were 5.21% and 4.72%, respectively, for 2005, as compared to 5.51% and 4.13%, respectively, for 2004. These borrowing costs are affected by the changes in our financial strength, credit rating and economic and political conditions.

Our ratio of total debt to total capitalization, that is, total debt divided by the sum of total debt and shareholders’ funds was 36.9% at December 31, 2005, as compared to 29.8% at December 31, 2004.

We and our subsidiaries and affiliates, which are parties to our respective credit facilities, are required to comply with certain financial ratios and covenants. In particular, under certain loan agreements entered into by CAPCO, by which CAPCO is required to maintain the ratio of its borrowings to shareholders’ funds at not more than 150.0%. At December 31, 2005, CAPCO’s ratio of borrowings to shareholders’ funds was 39.6%. Under some of our loan agreements, committed or uncommitted, a material adverse change in our business could give rise to the acceleration of our repayment obligations and/or cancellation of available commitments. Under the current outlook, we do not expect any material adverse change in our business and believe we will be able to comply with the financial covenants.

Financial Instruments for Hedging

We have, from time to time, entered into forward foreign exchange contracts, currency swaps and options to hedge our foreign currency exposure arising from loan repayment and interest payment obligations, purchase of goods and services, fuel related payments and overseas investment activities. We use interest rate swaps to manage our interest rate risk within a preferred interest rate mix. These derivative instruments are used with an objective to minimize the impact of exchange rate and interest rate fluctuations on earnings, reserves and tariff charges to customers. Subsidiaries of CLP Australia Holdings have also entered into electricity contracts to help reduce the impact on earnings of the volatility of electricity prices. Other than certain electricity trading activities, details of which are shown in “Item 11. Quantitative and Qualitative Disclosures about Market Risk” on page 161, we employ these derivative instruments solely for hedging purposes.

As of December 31, 2005, our outstanding forward foreign exchange contracts, currency swaps, interest rate swaps, energy hedging and trading swaps and options amounted to HK$69,648 million (US$8,983 million), of which HK$5,986 million (US$772 million) were related to electricity trading activities.

The outstanding balance of CAPCO’s derivative instruments stood at HK$4,208 million (US$543 million) as of December 31, 2005, all of which are interest rate swaps.

The types of derivative instruments as of December 31, 2005 are as follows:

	CLP Group	CLP Group and CAPCO
	%	%

Types of Derivative Instruments
Forward Foreign Exchange Contracts	62	58
Interest Rate Swaps	14	19
Currency Swaps	7	6
Energy Hedging & Trading Swap Contracts	1	1
Energy Hedging & Trading Caps & Options	16	16

	100	100

The fair value of our Group’s derivative instruments as of December 31, 2005 was a deficit of HK$16 million (US$2 million), which represents the net amount we would pay if these outstanding derivative instruments were closed out on December 31, 2005. The reduction in fair value from a net deficit of HK$1,199 million (US$154 million) as at December 31, 2004 was primarily attributable to the strengthening of the U.S.dollar in the forward currency markets in 2005.

As of December 31, 2005 the fair value of our and CAPCO’s financial instruments was at a surplus of HK$9 million (US$1 million), which represents the net amount CAPCO would pay if these contracts were closed out at December 31, 2005.

C. Research and Development, Patents and Licenses, etc.

CLPRI was set up with the mission to strengthen our innovation capabilities with the intent of increasing the economic, social and environmental value of our products, services and businesses in the communities we serve.

These activities are principally conducted in the form of trend monitoring, research concept development, project sponsorship and collaboration, and knowledge sharing throughout the CLP Group. Our current research topics focus on innovative customer supply, renewable energy and emerging energy issues such as air quality and climate change. See “Item 4. Information on the Company — B. Business Overview — Electricity-Related Business — Research and Development”.

The amounts incurred for research activities have been immaterial to our business operations. In addition, patents and licenses are immaterial to our business operations.

D. Trend Information

Please see “— A. Operating Results” above for a discussion of the most significant recent trends in our operations, sales and revenues since the end of 2005. In addition, please refer to discussions included in that Item regarding known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, result of operations, liquidity, capital expenditure or capital resources that is material to investors.

We have not relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements as our source of financing.

F. Tabular disclosure of Contractual Obligations

The following table summarizes our contractual obligations in effect as of December 31, 2005.

	Payments Due by Period
Contractual Obligations – CLP Group	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in HK$ millions)

Long-term debt obligations(1)	28,524	2,641	5,414	10,873	9,596
Operating lease obligations	3,020	272	506	475	1,767
Purchase obligations(2)	145,461	17,391	26,444	21,386	80,240

Total	177,005	20,304	32,364	32,734	91,603

(1)	See Note 24 to our financial statements included in “Item 17. Financial Statements” in this annual report.

(2)

Amount excluded certain open purchase orders for services that are provided on demand for which the timing and amount of the purchase cannot be determined. The amount mainly included our estimated minimum obligations that are anticipated to arise under (i) the Electricity Supply Contract between CLP Power Hong Kong and CAPCO, (ii) the off-take and resale contracts of HKNIC with Guangdong Nuclear Investment Company, Limited, respectively, and (iii) the capacity purchase contract between CLP Power Hong Kong and PSDC. (see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” below for details of these contracts).

Also set out below are the aggregate amounts of contractual obligations of CAPCO as of December 31, 2005:

	Payments Due by Period
Contractual Obligations – CAPCO	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in HK$ millions)

Long-term debt obligations	6,764	1,759	2,434	1,576	995
Operating lease obligations	–	–	–	–	–
Purchase obligations(1)	26,646	3,799	5,251	4,625	12,971

Total	33,410	5,558	7,685	6,201	13,966

(1)	Amount includes the obligations on fuel-related payments.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Under our Articles of Association, our business is managed under the direction of our Board of Directors, or the Board. Our Chief Executive Officer represents us and administers our day-to-day business in all matters not specifically designated as the responsibilities of our Board of Directors.

The presence of three Board members at a Board meeting constitutes a voting quorum and resolutions can be passed by a majority of the Board members then present. The Board met five times in 2005.

The following table shows information regarding all of our Directors and Executive Officers as of May 31, 2006.

Name	Age	Position	Year Appointed to Current Title	Year Appointed as Director of our Company
Board of Directors

Non-executive Directors

The Hon. Sir Michael Kadoorie	64	Chairman	1997	1997
W. E. Mocatta	53	Vice Chairman	1999	1997
J. S. Dickson Leach (1)	60	Director	1997	1997
R. J. McAulay	70	Director	1997	1997
J. A. H. Leigh	52	Director	1997	1997
R. Bischof	64	Director	1997	1997
I. D. Boyce	61	Director	1999	1999
P. C. Tan	59	Director	2003	2003
Jason Whittle(2)	38	Director	2006	2006

Independent Non-executive Directors

The Hon. Sir S. Y. Chung	88	Director	1997	1997
William K. Fung	57	Director	1997	1997
V. F. Moore	59	Director	2002	1997
Hansen C. H. Loh	68	Director	2000	2000
Paul M. L. Kan	59	Director	2001	2001
Judy Tsui Lam Sin Lai	51	Director	2005	2005
Sir Roderick Ian Eddington (3)	56	Director	2006	2006

Chief Executive Officer

Andrew Brandler	50	Chief Executive Officer	2000	2000

Name	Age	Position	Year Appointed to Current Title	Year Appointed as Director of our Company

Executive Directors

Peter P. W. Tse	55	Group Executive Director & Chief Financial Officer	2000	2000
Y. B. Lee	59	Group Executive Director	2003	2003

Alternate Director

Bradley W. Corson	44	Chairman, ExxonMobil Energy Limited	2004	2004
(Alternate to P. C. Tan)

Executive Officers

Andrew Brandler	50	Chief Executive Officer	2000	2000
Peter P. W. Tse	55	Group Executive Director & Chief Financial Officer	2000	2000
Y. B. Lee	59	Group Executive Director	2003	2003
Betty Yuen	48	Group Director – Managing Director Hong Kong	2002	–
Richard McIndoe	41	Group Director – Managing Director Asia Pacific	2003	–
Peter A. Littlewood	55	Group Director – Operations	2005	–

(1)	Mr. J. S. Dickson Leach stepped down as Vice Chairman of the Company with effect from January 1, 2006, but remained as a Non-executive Director of the Company

(2)	Mr. Jason Whittle was appointed as a Non-executive Director with effect from May 9, 2006.

(3)	Sir Roderick Ian Eddington was appointed as an Independent Non-executive Director with effect from January 1, 2006.

At the Annual General Meeting each year, one-third of the Directors for the time being or, if the number is not a multiple of three, the number nearest to but greater than one-third (who have been longest in office since their last election or appointment) shall retire and are eligible for re-election in accordance with our Articles of Association.

Professor Judy Tsui and Sir Rod Eddington, being new Independent Non-executive Directors appointed by the Board, retired at the Annual General Meeting held on April 25, 2006 in accordance with Article 109 of the Company’s Articles of Association and, being eligible, were elected as our Directors.

In accordance with Article 103 of our Articles of Association, Mr. P. C. Tan, Mr. R. J. McAulay, Dr. William K. Fung, Mr. I. D. Boyce, Mr. J. S. Dickson Leach and Dr. Y. B. Lee retired by rotation and, being eligible, were re-elected as our Directors at our Annual General Meeting held on April 25, 2006.

Non-executive Directors

The Hon. Sir Michael Kadoorie, GBS, LLD (Hon.)

The Hon. Sir Michael Kadoorie is a recipient of the Gold Bauhinia Star from the Government of the HKSAR and an Officier de la Légion d’Honneur, Commandeur de l’Ordre de Léopold II and Commandeur de l’Ordre des Arts et des Lettres. He is the Chairman of The Hongkong and Shanghai Hotels, Ltd., Heliservices (Hong Kong) Ltd. and CLP Research Institute Ltd. as well as a Director of Sir Elly Kadoorie & Sons Ltd. and an Independent Non-executive Director of Hutchison Whampoa Ltd. He is the brother-in-law of a fellow Director, Mr. R. J. McAulay. Since 1967, The Hon. Sir Michael Kadoorie had served on the Board of China Light & Power Company, Ltd., the holding company of the CLP Group prior to our Group reorganization in 1998.

W. E. Mocatta, FCA

Mr. Mocatta is a Fellow of The Institute of Chartered Accountants in England and Wales. He became an Executive Director of Sir Elly Kadoorie & Sons Ltd. in 1982. He is the Chairman of CLP Power Hong Kong Ltd., Hong Kong Pumped Storage Development Co., Ltd. and CLP Properties Ltd. He is a Director of The Hongkong and Shanghai Hotels, Ltd. and other companies in Hong Kong. Since 1993, Mr. Mocatta had been a Director of China Light & Power Company, Ltd., the holding company of the CLP Group prior to our Group reorganization in 1998.

J. S. Dickson Leach, MBA, FCA

Mr. Dickson Leach holds an MBA degree from Columbia University and is a Fellow of The Institute of Chartered Accountants in England and Wales. He is a Director of Hong Kong Aircraft Engineering Co. Ltd. and Bank of America (Asia) Ltd. Since 1978, Mr. Dickson Leach had been a Director of China Light & Power Company, Ltd., the holding company of the CLP Group prior to our Group reorganization in 1998.

R. J. McAulay, MA, CA

Mr. McAulay holds an MA degree from the University of Glasgow and is a Member of The Institute of Chartered Accountants in Scotland. He is the brother-in-law of The Hon. Sir Michael Kadoorie, our Chairman. Mr. McAulay is a Director of Sir Elly Kadoorie & Sons Ltd. and The Hongkong and Shanghai Hotels, Ltd. He is also a trustee or council member of a number of commercial, artistic or charitable organizations, in Hong Kong and elsewhere. Since 1968, Mr. McAulay had served on the Board of China Light & Power Company, Ltd., the holding company of the CLP Group prior to our Group reorganization in 1998.

J. A. H. Leigh

Mr. Leigh is a lawyer by training. Prior to joining the CLP Group, Mr. Leigh was in private practice as a solicitor in Hong Kong and the United Kingdom. He was the Senior Legal Advisor, Company Secretary and General Manager - Corporate Affairs in the CLP Group between 1986 and 1996. Mr. Leigh is a Director of the Hongkong and Shanghai Hotels, Ltd. He is also a Director of Sir Elly Kadoorie & Sons Ltd. overseeing a number of the Kadoorie Family’s interests in Hong Kong and overseas. Since 1997, Mr. Leigh had served on the Board of China Light & Power Company, Ltd., the holding company of the CLP Group prior to our Group reorganization in 1998.

R. Bischof

Educated in Switzerland, Mr. Bischof has been engaged in the field of asset management and private banking in Hong Kong since 1971, including several years with the former Swiss Bank Corporation. Prior to coming to Hong Kong, Mr. Bischof also worked for a leading British investment bank in London, Madrid and New York. He joined Sir Elly Kadoorie & Sons Ltd. as a Director in 1996. He is also the Chairman of Nanyang Holdings Ltd. Since 1997, Mr. Bischof had served on the Board of China Light & Power Company, Ltd., the holding company of the CLP Group prior to our Group reorganization in 1998.

I. D. Boyce, FCA

A chartered accountant from the United Kingdom, Mr. Boyce spent 18 years with the Warburg group, six years of which were as Managing Director of East Asia Warburg in Hong Kong; and nine years with Schroders Asia, also in Hong Kong. Mr. Boyce was Managing Director (Vice Chairman from April 1998) of Schroders Asia before joining Sir Elly Kadoorie & Sons Ltd., of which he became Chairman in April 2006. Mr. Boyce is also the Deputy Chairman of The Hongkong and Shanghai Hotels, Ltd. and a Director of Tai Ping Carpets International Ltd.

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

Jason Holroyd Whittle, MA

Mr. Jason Whittle holds a Master of Arts degree from the University of Pompeu Fabra in Barcelona, Spain. He is the son-in-law of Mr. R. J. McAulay, a Non-executive Director and a substantial shareholder of our Company. Mr. Whittle is a director of Sir Elly Kadoorie & Sons Ltd. and the managing director of LESS Ltd., which is a general partner of a venture capital fund of funds focused on the environmental sector. Mr. Whittle is a director of CLP Research Institute Ltd. and CLP IT Solutions Ltd. Between 2000 and 2002, Mr. Whittle was an executive at CLP Enterprises Ltd. He also served on the Board of CLP Power Asia Ltd. between 2004 and 2005.

Independent Non-executive Directors

The Hon. Sir S. Y. Chung, GBM, GBE, PhD, FREng., JP

Sir S. Y. is the Chairman and an Independent Non-executive Director of Transport International Holdings Limited (previously known as The Kowloon Motor Bus Holdings Ltd.), a Director of Sun Hung Kai Properties Ltd. as well as other companies in Hong Kong. He has contributed significantly to Hong Kong’s political, industrial, social and tertiary education fields for over four decades. He was Senior Member of the Hong Kong Legislative Council (1974-78), Executive Council (1980-88), and again Convenor of the HKSAR Executive Council (1997-99). He was deeply involved in the Sino-British negotiations on Hong Kong’s future (1982-85) and the establishment of the HKSAR (1993-97). Since 1967, Sir S. Y. Chung had served on the Board of China Light & Power Company, Ltd., the holding company of the CLP Group prior to our Group reorganization in 1998.

William K. Fung, OBE, DBA, MBA, BSE, JP

Dr. Fung is Group Managing Director of Li & Fung Ltd., and has held key positions in major trade associations. He holds a Bachelor of Science degree in Engineering from Princeton University, an MBA degree from the Harvard Graduate School of Business and an Honorary Doctorate degree of Business Administration awarded by the Hong Kong University of Science and Technology. He is also a Non-executive Director of Integrated Distribution Services Group Ltd., Convenience Retail Asia Ltd., HSBC Holdings plc and VTech Holdings Ltd. Since 1994, Dr. Fung had served on the Board of China Light & Power Company, Ltd., the holding company of the CLP Group prior to our Group reorganization in 1998.

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

Paul M. L. Kan, CBE, MBA

Mr. Kan holds an MBA degree from the Chinese University of Hong Kong, an Honorary Doctor of Humane Letters degree from the University of Northern Virginia in U.S.A., and an Honorary Fellow from the Academy of Chinese Studies in China. He is the founder and the Chairman of Champion Technology Holdings Ltd., Kantone Holdings Ltd., and DIGITALHONGKONG.COM, all listed on the Hong Kong Stock Exchange.

Tsui Lam Sin Lai Judy, PhD, MSc, BCom, FCPA, FCPA(Aust.), CA

Professor Judy Tsui is currently Dean of the Faculty of Business, Director of the Graduate School of Business and Chair Professor of Accounting at The Hong Kong Polytechnic University. She holds a Bachelor of Commerce in Accounting and Management Information Systems from the University of British Columbia, a Master of Science in Accounting and Finance from the London School of Economics and a Ph.D in Accounting from The Chinese University of Hong Kong. Professor Tsui is also an independent non-executive director of China Vanke Company Limited, a listed company on the Shenzhen Stock Exchange.

Sir Roderick Ian Eddington

Sir Rod Eddington was the 1974 Rhodes Scholar at the University of Western Australia. He completed a D Phil in the Department of Engineering Science at Oxford University. Sir Rod Eddington is a Non-executive Director of News Corporation, John Swire & Sons Pty Limited and Rio Tinto Limited. He is the Non-executive Chairman for Australia and New Zealand of JP Morgan Chase & Co. He is also Chairman of the EU/HK Business Co-operation Committee of the Hong Kong Trade Development Council. Sir Rod Eddington was the Chief Executive of British Airways Plc from 2000 until he retired on 30 September 2005. Sir Rod Eddington has close connection with Hong Kong through his previous directorships with Cathay Pacific Airways Limited, Swire Pacific Limited and Hong Kong Aircraft Engineering Company Limited during the period from 1988 to 1996.

Chief Executive Officer

Andrew Brandler, MA, MBA, ACA

Mr. Brandler holds an MA degree from Cambridge University, MBA degree from Harvard Business School, and is a Member of The Institute of Chartered Accountants in England and Wales. He joined our Group as the Group Managing Director and Chief Executive Officer in May 2000. Prior to joining our Group, Mr. Brandler was an investment banker, specializing in the energy and utility sectors and was the Head of Asia-Pacific Corporate Finance with Schroders, based in Hong Kong.

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

Group Executive Director

Y. B. Lee, BSc, MSc, PhD, DIC, C.Eng., MIEE, FHKIE

Dr. Lee holds a BSc degree in Electrical Engineering from the University of Hong Kong, an MSc degree from Imperial College, University of London and a PhD from the University of Bath. He is a Chartered Engineer and a Fellow of the Hong Kong Institution of Engineers. Dr. Lee is the Group Executive Director, Managing Director of Hong Kong Nuclear Investment Co. Ltd. and Senior Advisor to the Group for China affairs. He first joined our Group in 1976 and has taught at the University of New South Wales, Australia.

Alternate Director

Bradley W. Corson, BS (Chemical Engineering)

Mr. Corson is the Chairman of ExxonMobil Energy Ltd. and Castle Peak Power Co. Ltd. He is also the Deputy Chairman of Hong Kong Pumped Storage Development Co., Ltd. as well as a Director of CLP Power Hong Kong Ltd. and CLP Research Institute Ltd. Mr. Corson holds a Bachelor of Science degree in Chemical Engineering from Auburn University. He joined Exxon Mobil Corporation (then Exxon Corporation) in 1983 and has broad experience in the oil and gas industry including operations, technical, environmental, commercial, strategic planning and human resources. He was assigned to work in Hong Kong as the Chairman of ExxonMobil Energy Ltd. in April 2004.

Executive Officers

For the biographical details of Mr. Andrew Brandler, Mr. Peter P. W. Tse and Dr. Y. B. Lee, please refer to the details shown above.

Betty Yuen, B.Comm., CA (Canada)

Group Director - Managing Director Hong Kong

Mrs. Yuen has overall responsibility for the operations of the Hong Kong business. Mrs. Yuen began her career in public accounting in Canada. She spent 13 years with ExxonMobil Energy Ltd. and her latest position there was Executive Director – Finance and Development before taking up the position in CLP Power Hong Kong Ltd. as Director – Finance and Planning in 1999. Mrs. Yuen assumed the position of Managing Director, CLP Power Hong Kong Ltd. in April 2002.

Richard McIndoe, MA, MBA

Group Director - Managing Director Asia Pacific

Mr. Mclndoe is responsible for the CLP Group’s Corporate Development function comprising new investments, acquisitions, and corporate financing activities. He is also responsible for CLP’s operating businesses outside Hong Kong. Mr. Mclndoe joined the CLP Group in 2002. He has extensive background in business development and commercial asset management in the regional electricity industry, as well as spending several years with a major international investment bank, based in Hong Kong. He holds an MA degree from the University of Cambridge and an MBA degree from INSEAD Business School in France.

Peter Albert Littlewood, MA

Group Director – Operations

Mr. Littlewood is responsible for CLP Group’s Construction, Operations and Fuel Procurement activities. He joined the CLP Group in 1977 and has 33 years’ experience in the power industry, mostly involved in project development, project management, operations and general management. He holds an MA degree in Engineering (First Class Honours) from the University of Cambridge and has completed the Harvard Business School Advanced Management Program.

B. Compensation

We have established policies to determine remuneration levels paid to our Non-executive Directors, Executive Directors and Senior Management. The main elements of our remuneration policies are:

•	No individual should determine his or her own remuneration;

•	Remuneration should be broadly aligned with companies with whom CLP competes for human resources; and

•

Remuneration should reflect performance, complexity and responsibility with a view to attracting, motivating and retaining high performing individuals and promoting the enhancement of the value of the Company to its shareholders.

Non-executive Directors’ Remuneration

Our fees paid to Non-executive Directors are set at levels in line with market practice, based on a formal independent review undertaken no less frequently than every three years.

The role of non-executive directors has become more complex and demanding – as a result of regulatory change and the increasing part they play in the governance of listed companies. In the U.K., the “Review of the Role and Effectiveness of Non-executive Directors”, or the Higgs Report published in January 2003 discussed these trends. It concluded that “the level of remuneration for any particular non-executive director should reflect the likely workload, the scale and complexity of the business and the responsibility involved” and that “it may be helpful in assessing remuneration for non-executive directors to use as a benchmark the daily remuneration of a senior representative of the company’s professional advisors”. The U.K. Combined Code on Corporate Governance of July 2003 provides that levels of remuneration for non-executive directors should reflect the time commitments and responsibilities of the role, but should not include share options.

In view of the growing responsibilities of non-executive directors and market trends as illustrated by the Higgs Report and the U.K. Combined Code, at the beginning of 2004, CLP reviewed the fees paid to its Non-executive Directors. The methodology adopted in this review was aligned with the recommendations of the Higgs Report, including:

•	application of an hourly rate of HK$4,000 as an average of the partner rates charged by legal and financial advisors and accounting and consulting firms in providing professional services to CLP;

•

calculation of the time spent by Non-executive Directors on CLP’s affairs (including attendance at Board and Board Committee meetings, reading of papers, site visits, etc.). A Non-executive Director can be expected to spend approximately 50 hours per annum on Board matters (excluding additional time spent in serving on Board Committees); and

•	an additional fee of about 40% and 10% for chairmanship of the Board/Board Committees and vice-chairmanship of the Board, respectively.

The resulting fees were then benchmarked against comparable companies in Hong Kong (as far as possible, given the limitations of the information then publicly available). The methodology and resulting fees were independently reviewed by Deloitte & Touche Enterprise Risk Services Limited, or DTERS.

In line with our policy that no individual should determine his or her own remuneration, the fees set out in the table below for service on the Board and Board Committees (save for those proposed fees for the newly established Social, Environmental & Ethics Committee and China Committee) were recommended by the Management, reviewed by DTERS and approved by our shareholders at the Annual General Meeting on April 22, 2004.

Using the same methodology for calculation of Directors’ fees as explained above, it is envisaged that the fees payable to the Chairmen and Members (other than Executive Directors and Management) of the Social, Environmental & Ethics Committee and China Committee will be fixed at the levels as set out in the table below to take effect from the date of their respective first meeting. The proposed levels of fees for service on the Social, Environmental & Ethics Committee and China Committee were approved by our shareholders at the Annual General Meeting on April 25, 2006.

	Proposed fees per annum (w.e.f. the date of first Committee meeting) HK$	Fees per annum (w.e.f. July 1, 2004) HK$	Fees per annum (before July 1, 2004) HK$
Board
Chairman	–	280,000	225,000
Vice Chairman	–	220,000	150,000
Non-executive Director	–	200,000	100,000

Nomination Committee*
Chairman	–	10,000	–
Member	–	10,000	–

Audit Committee
Chairman	–	140,000	50,000
Member	–	100,000	50,000

Finance & General Committee
Chairman	–	110,000	–
Member	–	80,000	–

Human Resources & Remuneration Committee
Chairman	–	14,000	–
Member	–	10,000	–

Regulatory Affairs Committee
Chairman	–	30,000	–
Member	–	20,000	–

Provident & Retirement Fund Committee**
Chairman	–	–	–
Member	–	–	–

Social, Environmental & Ethics Committee
Chairman	30,000	N/A	N/A
Member	20,000	N/A	N/A

China Committee
Chairman	56,000	N/A	N/A
Member	40,000	N/A	N/A

Notes: Executive Directors and Management serving on the Board and Board Committees are not entitled to any Directors’ fees.

*	There was no additional fee paid to the Chairman of the Nomination Committee, as this comprises only three members.

**	No fees were paid to the Chairman and Members of the Provident & Retirement Fund Committee, on which no Independent Non-executive Directors serve.

N/A: Not applicable.

Non-executive Directors – Remuneration in 2005

The fees paid to each of our Non-executive Directors in 2005 for their service on the CLP Holdings Board and, as applicable, on its Board Committees are set out below. It should be noted that there was no increase in the levels of Directors’ fees in 2005. The increase in total Directors’ fees, compared to 2004, is due to the appointment of an additional Independent Non-executive Director in 2005 and the fact that 2005 was the first full year in which Directors’ fees approved by shareholders at the 2004 annual general meeting took effect.

In HK$	Board	Audit Committee	Nomination Committee	Finance & General Committee	Regulatory Affairs Committee	Human Resources & Remuneration Committee	Provident & Retirement Fund Committee	Total 2005	Total 2004*
Non-executive Directors
The Hon. Sir Michael Kadoorie	280,000	–	10,000	–	–	–	–	290,000	257,500
Mr. W. E. Mocatta**	220,000	–	–	80,000	20,000	1,602	0	321,602	240,000
Mr. J. S. Dickson Leach	220,000	–	–	110,000	20,000	14,000	–	364,000	257,000
Mr. R. J. McAulay	200,000	–	–	–	–	–	–	200,000	150,000
Mr. J. A. H. Leigh	200,000	–	–	–	–	–	–	200,000	150,000
Mr. R. Bischof	200,000	–	–	–	–	–	0	200,000	150,000
Mr. I. D. Boyce	200,000	–	–	–	–	–	–	200,000	150,000
Mr. P. C. Tan**	200,000	–	–	–	20,000	1,602	–	221,602	165,000
Independent Non-executive Directors
The Hon. Sir S. Y. Chung	200,000	100,000	10,000	–	20,000	10,000	–	340,000	245,000
Dr. William K. Fung^	200,000	–	10,000	–	–	–	–	210,000	155,000
Mr. V. F. Moore	200,000	140,000	–	80,000	20,000	10,000	–	450,000	300,000
Mr. Hansen Loh	200,000	100,000	–	–	20,000	–	–	320,000	235,000
Mr. Paul M. L. Kan#	200,000	41,713	–	–	–	–	–	241,713	225,000
Professor Judy Tsui##^	128,729	58,288	–	–	–	–	–	187,017	–
							Total	3,745,934	2,679,500

*	On the basis of the fees which applied prior to July 1, 2004 and the revised fees which took effect from that date.

**	Mr. W. E. Mocatta and Mr. P. C. Tan resigned respectively as the Vice Chairman and a Member of the Human Resources & Remuneration Committee with effect from the close of business of February 28, 2005.

#	Mr. Paul M. L. Kan resigned as a Member of the Audit Committee with effect from June 1, 2005.

##	Professor Judy Tsui was appointed an Independent Non-executive Director and a Member of the Audit Committee with effect from May 10, 2005 and June 1, 2005 respectively.

^

Subject to Shareholders’ approval of the level of fees payable to Non-executive Directors serving on the Social, Environmental & Ethics Committee, HK$1,699 each was accrued to Dr. William K. Fung and Professor Judy Tsui. The level of fees of the Social, Environmental & Ethics Committee was approved by the shareholders at the 2006 Annual General Meeting.

During the year, the following directors also received fees for their directorships in subsidiary companies and affiliated companies:

	2003	2004		2005
		(HK$)

Mr. W. E. Mocatta	227,000	237,000		227,000	(1)
Mr. J. S. Dickson Leach	75,000	206	(3)	–
Mr. J. A. H. Leigh	75,000	75,000		55,435	(2)

	377,000	312,206		282,435

(1)	Fees from CLP Power Hong Kong Limited, Hong Kong Nuclear Investment Company Limited, Castle Peak Power Company Limited and Hong Kong Pumped Storage Development Company, Limited.

(2)	Mr. J. A. H. Leigh resigned from the Board of CLP Power Hong Kong Limited on September 27, 2005.

(3)	Mr. J. S. Dickson Leach resigned from the Board of CLP Power Hong Kong Limited on January 2, 2004.

Executive Directors – Components of Remuneration

In determining the remuneration of Executive Directors, the remuneration data of comparable positions in the market, including local and regional companies of comparable size, complexity and business scope, are referenced. This is consistent with our remuneration policy to align with companies with whom CLP competes for human resources. Achievement of performance plays a significant part in individual rewards as part of our policy to attract, motivate and retain high performing individuals. There are three key components of Executive Directors’ remuneration, namely, base compensation, performance bonus and pension arrangements.

Base Compensation (accounts for approximately 56% of total remuneration)

It is reviewed annually taking into consideration the competitive market position, market practice and individual performance for the Executive Directors.

Performance Bonus (accounts for approximately 37% of total remuneration)

The levels of the performance bonus are set by the Human Resources & Remuneration Committee. No Executive Directors serve on the Committee.

Pension Arrangements (accounts for approximately 7% of total remuneration)

The Executive Directors are eligible to join the defined contribution section of the Group’s retirement fund. The Group’s contribution to the retirement fund amounts to a maximum of 12.5% of base compensation, subject to a 5% contribution by the employee.

We do not have, and have never had, a share option scheme.

Executive Directors – Remuneration in 2005

The remuneration paid to the Executive Directors of our Company in 2005 was as shown below:

		Performance Bonus (Note A)
	Base Compensation, Allowances & Benefits	Annual Incentive	Long-term Incentive		Ex-gratia Payment	Provident Fund Contribution	Total
			(in millions of HK$)

2005
CEO (Mr. Andrew Brandler)	5.3	4.9	1.9		–	0.7	12.8
Group Executive Director & CFO (Mr. Peter P. W. Tse)	4.1	3.0	1.6		–	0.5	9.2
Group Executive Director (Dr. Y. B. Lee)	3.5	2.3	1.4		–	0.4	7.6
Director & Company Secretary (Mr. Peter W. Greenwood) (Note B)	2.9	4.1	4.2		2.2	0.3	13.7

Total	15.8	14.3	9.1		2.2	1.9	43.3

2004
CEO	5.0	4.1	1.6		–	0.6	11.3
Group Executive Director & CFO	4.1	2.8	1.4		–	0.5	8.8
Group Executive Director	3.5	2.2	2.1	#	–	0.4	8.2
Director & Company Secretary	3.7	3.2	0.9		–	0.4	8.2

Total	16.3	12.3	6.0		–	1.9	36.5

2003
CEO	4.9	3.3	–		–	0.6	8.8
Group Executive Director & CFO	4.2	2.8	–		–	0.5	7.5
Group Executive Director	1.4	0.7	–		–	0.2	2.3
Director & Company Secretary	3.4	2.6	–		–	0.4	6.4

Total	13.9	9.4	–		–	1.7	25.0

Note A:

Performance bonus consists of (a): annual incentive and (b): long-term incentive.

(a)

The annual incentive for the Executive Directors and the members of Senior Management for 2005 is yet to be reviewed and approved by the Human Resources & Remuneration Committee. Accordingly, the total amount of annual incentive includes: i) the accruals that have been made in the performance bonus for the Executive Directors and members of Senior Management at the target level of performance; and ii) the actual bonus paid for the last year in excess of the previous accruals made.

(b)

The long-term incentive is the incentive for 2002, paid in 2005 when the vesting conditions had been satisfied (the comparative figures are the incentive for 2001 paid in 2004). About 44% of the amount of 2002 long-term incentive payments results from the appreciation of CLP Holdings’ share price between 2002 and 2005, with dividends reinvested.

#

In 2001 when the long-term incentive was granted, Dr. Y. B. Lee was not an Executive Director. He then held the office of Managing Director of CLP Power China and his long-term incentive was assessed based on the performance of the Group’s projects in the PRC.

Note B:

Mr. Peter W. Greenwood resigned as the Director & Company Secretary with effect from August 27, 2005. The annual incentive amount of HK$4.1 million included the amount of incentive payment for 2005 for the period he served as director. The long-term incentive amount of HK$4.2 million was for the years 2002, 2003, 2004 and 2005 paid to Mr. Greenwood upon leaving our Company. The ex-gratia payment was made in recognition of his contribution to the Group.

Ex-gratia payments may be payable, where appropriate, upon approval by the Chairman of the Human Resources & Remuneration Committee and are not part of the remuneration arrangements for Executive Directors.

Total Directors’ Remuneration in 2005

The total remuneration of Directors (Non-executive and Executive) is shown below:

	2003	2004	2005
	(in millions of HK$)

Fees	2	3	4
Base compensation, allowances and benefits in kind	14	16	16
Performance bonus *
- Annual incentive	9	12	14
- Long-term incentive	–	6	9
Provident fund contributions	2	2	2
Ex-gratia payment#	–	–	2

Total	27	39	47

Notes

*	Refer to Note A on performance bonus on page 100.

#	Refer to Note B on Ex-gratia payment above.

Of the total remuneration paid to Directors, HK$2 million (2004: HK$3 million) has been charged to the SoC operation.

Senior Management’s Components of Remuneration

Senior Management means the Group Director – Managing Director Hong Kong, Group Director – Managing Director Asia Pacific and Group Director – Operations, as well as the Executive Directors. These three individuals are subject to the same pay policies of the Group, i.e., market alignment and reward for performance, as those applied to the Executive Directors. Similarly, they are eligible for the three components of total remuneration, as payable to the Executive Directors, namely, base compensation, incentive bonus (including annual incentive and long-term incentive) and pension arrangements. The principles for the application of these components are the same for all members of Senior Management and are explained below:

Base Compensation (accounts for approximately 56% of total remuneration)

It is reviewed annually taking into consideration the competitive market position, market practice and individual performance for the Executive Directors.

Incentive Bonus (accounts for approximately 37% of total remuneration)

The “target” annual incentive accounts for 28% of total remuneration for Senior Management. An award was made in 2005, based on an assessment of the 2004 performance of the CLP Group, the functions and the individuals concerned. The average payout to this group in 2005 was 75% above the target level as supported by the achievement of financial goals, operational performance targets and individual objectives for 2004.

Long-term incentive, eligible for Senior Management to take part in, accounts for 9% of their remuneration at target performance.

Pension Arrangements (accounts for approximately 7% of total remuneration)

Senior Management is eligible to join the defined contribution section of the Group’s retirement fund.

The pay policies applied to the Senior Management also form the basis of the remuneration for leading managers across the Group.

Senior Management – Remuneration in 2005

The six highest paid individuals in the Group during the year included three (2004: four) who served as Directors for the full year and one who served as Director for part of the year (2004: all Directors served for the full year). The details of the remuneration of the four individuals who served as Directors in 2005 are set out in the above section “Executive Directors – Remuneration in 2005”. The remaining two individuals are the Group Director – Managing Director Hong Kong and Group Director – Managing Director Asia Pacific. Details of the remuneration of these two individuals and that of Group Director – Operations are shown below:

		Performance Bonus *
	Base Compensation, Allowances & Benefits	Annual Incentive	Long-term Incentive	Provident Fund Contribution	Total
	(in millions of HK$)

2005

Group Director – Managing Director Hong Kong (Mrs. Betty Yuen)	4.0	3.5	1.2	0.5	9.2	#
Group Director – Managing Director Asia Pacific (Mr. Richard McIndoe)	4.0	3.6	–	0.5	8.1

	8.0	7.1	1.2	1.0	17.3

Group Director – Operations Mr. Peter Littlewood (Note C)	2.4	2.0	0.9	0.3	5.6

Total	10.4	9.1	2.1	1.3	22.9

2004

Group Director – Managing Director Hong Kong	3.9	2.8	–	0.5	7.2	#
Group Director – Managing Director Asia Pacific	3.7	2.7	–	0.5	6.9

Total	7.6	5.5	–	1.0	14.1

2003

Group Director – Managing Director Hong Kong	4.0	2.5	–	0.5	7.0
Group Director – Managing Director Asia Pacific	3.3	1.7	–	0.4	5.4

Total	7.3	4.2	–	0.9	12.4

*	Refer to Note A on performance bonus on page 100.
Mrs. Betty Yuen joined the LTIP in 2002, and Mr. Richard McIndoe joined in 2003.

#	The total of this remuneration has been charged to the SoC operation.

Note C:

Mr. Peter Littlewood was appointed as Group Director – Operations effective from November 1, 2005, the amount of remuneration covers full year 2005.

The total remuneration of the six highest paid individuals in the Group is shown below:

	2003	2004	2005
	(in millions of HK$)

Base compensation, allowances and benefits in kind	23	24	24
Performance bonus *
- Annual incentive	15	18	21
- Long-term incentive	–	6	10
Provident fund contributions	3	3	3
Ex-gratia payment#	–	–	2

Total	41	51	60

*	Refer to Note A on performance bonus on page 100.

#	Refer to Note B on Ex-gratia payment on page 101.

The remuneration paid to these six individuals is within the following bands:

	Number of Individuals
	2003	2004	2005
HK$ 5,000,001 - HK$ 5,500,000	1	–	–
HK$ 6,000,001 - HK$ 6,500,000	2	–	–
HK$ 6,500,001 - HK$ 7,000,000	–	1	–
HK$ 7,000,001 - HK$ 7,500,000	2	1	–
HK$ 7,500,001 - HK$ 8,000,000	–	–	1
HK$ 8,000,001 - HK$ 8,500,000	–	2	1
HK$ 8,500,001 - HK$ 9,000,000	1	1	–
HK$ 9,000,001 - HK$ 9,500,000	–	–	2
HK$11,000,001 - HK$11,500,000	–	1	–
HK$12,500,001 - HK$13,000,000	–	–	1
HK$13,500,001 - HK$14,000,000	–	–	1

Continued Scrutiny and Disclosure

The Human Resources & Remuneration Committee remains committed to continued scrutiny of remuneration levels, and to high standards of disclosure to shareholders on such matters.

C. Board Practices

For discussion of the term of office of members of our Board, see “Item 6A. Directors and Senior Management” above.

We and our subsidiaries have not signed any service contract with any of our Directors and Executive Officers in respect of the provision of benefits upon termination of employment which exceed one year’s salary and benefits in kind.

Our Board has appointed a number of Board Committees to oversee particular aspects of our affairs. Major terms of reference of these Committees are set out in the CLP Code on Corporate Governance, or the CLP Code. Details of our corporate governance practices are discussed in our Corporate Governance section below. The CLP Code is also available in full on our website at www.clpgroup.com or upon request to our Company Secretary in writing.

Membership during 2005 and up to February 28, 2006 and responsibilities of, and work done in 2005 and up to February 28, 2006 by each of these eight committees are set out below:

Finance & General Committee

Membership

Mr. W. E. Mocatta (Chairman), Mr. V. F. Moore, Mr. J. S. Dickson Leach (resigned as a Member with effect from April 1, 2006), Mr. Andrew Brandler, Mr. Peter P. W. Tse and Mr. Jason Whittle

Responsibilities

The Finance and General Committee meets as and when required to review the financial operations of our Company. Such reviews include Group-wide financial, accounting, treasury and risk management policies, major financing transactions, corporate plans and budgets. The Committee also reviews major acquisitions of, or investments in, companies, businesses or projects and their funding requirements.

Work Done

During 2005, the Finance and General Committee met on six occasions. The work performed by the Finance and General Committee in 2005 and at its subsequent meeting on February 17, 2006 included reviews of:

•	our Company’s interim and annual results and the amounts of interim and final dividends payable to shareholders for the financial years ended December 31, 2004 and 2005;

•	the CLP Group’s banking facilities and funding requirements;

•	the acquisition of the MEB in Australia;

•	the entry into a strategic partnership with Hydro Tasmania in Roaring 40s; and

•	the CLP Group business plan and budget for 2006-2008.

Human Resources & Remuneration Committee

Membership

Mr. W. E. Mocatta (Chairman), The Hon. Sir S. Y. Chung and Mr. V. F. Moore

A majority of the members of the Committee are Independent Non-executive Directors. In line with good practice, there are no Executive Directors on this Committee.

Responsibilities

This Committee is responsible for the review of major human resources and pay issues including the approval of the Remuneration Report, which included emolument policies and long-term incentive schemes as well as the basis of emoluments paid to Directors.

Work Done

During 2005, the Committee met on one occasion. In performing its duties in accordance with its terms of reference, the work performed by the Committee during 2005 and at its subsequent meeting on February 13, 2006 included:

•	the review of Group Performance for 2004 and 2005 and of Group Targets for 2005 and 2006;

•	the approval of the 2004 and 2005 Remuneration Reports; and

•	the Group’s Base Pay Review for 2005 and 2006 for Hong Kong payroll staff.

Nomination Committee

Membership

The Hon. Sir Michael Kadoorie (Chairman), The Hon. Sir S. Y. Chung and Dr. William K. Fung

A majority of the members of this Committee are Independent Non-executive Directors.

Responsibilities

This Committee is responsible for identification and recommendation to the Board of possible appointees as Directors of the Board, making recommendations to the Board on matters relating to appointment or reappointment of Directors and succession planning for Directors and assessing the independence of the Independent Non-executive Directors. In considering the appointment of Directors, the Committee applies the criteria set out in the CLP Code, notably the ability of potential appointees to contribute to the effective carrying out by the Board of the responsibilities set out in the Code.

Work Done

During 2005, the Nomination Committee had discussions on two occasions in furtherance of its duties with regard to the identification and recommendation to the Board of possible appointees as Directors of the Board. The work performed by the Committee during 2005 included:

•	nomination of Professor Judy Tsui and Sir Rod Eddington as Independent Non-executive Directors of our Company; and

•	nomination of The Hon. Sir S. Y. Chung and Mr. Paul M. L. Kan for re-election as Independent Non-executive Directors at the 2005 AGM.

At the 2006 AGM, two new Directors appointed by the Board will retire and present themselves for election and six Directors will retire by rotation and present themselves for re-election by shareholders. The independence of those who are Independent Non-executive Directors has been reviewed by the Nomination Committee.

Provident & Retirement Fund Committee

Membership

Mr. W. E. Mocatta (Chairman), Mr. R. Bischof, Mr. Peter P. W. Tse and a Trustee

Responsibilities

This Committee advises the Trustees on investment policy and objectives for the Group’s retirement funds, namely, the CLP Group Provident Fund Scheme and the Mandatory Provident Fund Scheme.

Work Done

The Committee met on two occasions during 2005. It reviewed the position of the Funds, monitored the performance of the investment managers and considered and made recommendation to the Trustees on the appointment and removal of investment managers and on the investment of available funds outside the portfolios of the investment managers.

Regulatory Affairs Committee

Membership

Mr. Andrew Brandler (Chairman), Mr. W. E. Mocatta, The Hon. Sir S. Y. Chung, Mr. V. F. Moore, Mr. P. C. Tan, Mr. Hansen C. H. Loh, Mr. Peter P. W. Tse, Mrs. Betty Yuen, Dr. Y. B. Lee, Mr. David C. L. Tong and Mr. Jason Whittle

Responsibilities

The Regulatory Affairs Committee reviews and advises upon matters in respect of the present or future regulation of CLP’s Hong Kong electricity business.

Work Done

During 2005, the Committee met on two occasions. In light of the importance of these matters and the impending review by Government of the post-2008 regulatory regime for that business, the full Board itself paid particular attention to these matters.

Social, Environmental & Ethics Committee

Membership

Mr. Andrew Brandler (Chairman), Dr. William K. Fung, Professor Judy Tsui, Sir Rod Eddington, Mr. Jason Whittle and Dr. Gail Kendall

Responsibilities

This Committee oversees CLP’s positions and practices on issues of corporate social responsibility, principally in relation to social, environmental and ethical matters that affect shareholders and other key stakeholders.

Work Done

This Committee was recently established in October 2005. It met on one occasion during 2005. The work performed by the Committee during 2005 and at its subsequent meeting on February 16, 2006 included:

•	the review of the CLP Climate Strategy Framework with a recommendation to the Board for approval; and

•	the review of the CLP Group Social and Environmental Report 2005.

China Committee

Membership

The Hon. Sir Michael Kadoorie (Chairman), Mr. Andrew Brandler (Vice Chairman), Professor Judy Tsui, Ms. Marjorie Yang, Mr. W. E. Mocatta, Mr. P. C. Tan, Mr. David C. L. Tong, Mr. Peter P. W. Tse, Dr. Y. B. Lee, Mrs. Betty Yuen, Mr. Richard McIndoe and Mr. Thomas Kwong

Responsibilities

This Committee oversees CLP’s strategy and standing in the Chinese mainland.

Work Done

This Committee was recently established in January 2006. At its inaugural meeting on January 10, 2006, the China Committee reviewed the business environment and power market in the Chinese mainland and the status of CLP projects and development opportunities there.

Audit Committee

Membership

Mr. V. F. Moore (Chairman), The Hon. Sir S. Y. Chung, Mr. Hansen C. H. Loh and Professor Judy Tsui

All of its members are appointed from the Independent Non-executive Directors, with the Chairman and Professor Judy Tsui having appropriate professional qualifications and experience in financial matters.

Responsibilities

Its terms of reference are aligned with the recommendations set out in “A Guide for Effective Audit Committee” issued by the Hong Kong Institute of Certified Public Accountants.

It is the practice of the Audit Committee to meet three times each year. Special meetings may be called at the discretion of the Chairman or at the request of the CEO or Director – Group Internal Audit to review significant control or financial issues. The Audit Committee Chairman gives an annual report to the Board covering the Committee’s activities for the year and highlighting any significant issues.

Work Done in 2005

During 2005, the Audit Committee met on three occasions and discharged its responsibilities in its review of the half-yearly and annual results and system of internal control, and its other duties as set out in the CLP Code. The work performed by the Audit Committee in 2005 included reviews of:

•	our Company’s Directors’ Report and Accounts for the year ended December 31, 2004 and the annual results announcement, with a recommendation to the Board for approval;

•	the CLP Group Interim Accounts for the six months ended June 30, 2005 and the interim results announcement, with a recommendation to the Board for approval;

•

the compliance by our Company with the Code of Best Practice, Listing Rules, Companies Ordinance and Securities and Futures Ordinance throughout the financial year ended December 31, 2004. No breaches were identified*;

•

the compliance by our Company with the Stock Exchange’s Code on Corporate Governance Practices throughout the six months ended June 30, 2005. CLP Holdings complies with all the Code Provisions and has one deviation from Recommended Best Practices;

•	the actions taken by management regarding legal cases in which CLP Holdings or any member of the CLP Group was a named defendant*;

•

the General Representation Letter signed jointly by the CEO and Group Executive Director & CFO regarding compliance with the internal control systems, disciplines and procedures for the year ended December 31, 2004*;

•

the report and management letter submitted by the External Auditors, which summarised matters arising from their audit on the CLP Group for the year ended December 31, 2004 such as in respect of auditing and accounting matters, taxation issues and internal controls, together with the manner in which they had been addressed*;

•	the audit fees payable to External Auditors for the year ended December 31, 2004 for approval by the Board*;

•

the audit strategy submitted by the External Auditors for the year ended December 31, 2005 with a recommendation to the Board for them to be re-appointed for the financial year 2005 subject to final approval by the shareholders;

•

the audit related and permissible non-audit services including tax advisory, accounting and regulatory services in connection with the acquisition of the MEB and the refinancing of projects in Australia etc. and their related fees. For these matters, pre-approval was given in accordance with the set guidelines*;

•	the guidelines on the hiring of employees or former employees of External Auditors;

•

28 reports on the CLP Group’s affairs submitted by Group Internal Audit during the course of 2004. Of these, two carried an unsatisfactory audit opinion. The issues arising from these have been addressed;

•	the staffing and resources of the Group Internal Audit Department;

•	the Group Internal Audit Plan for 2005 with areas of emphasis identified;

•	the Code of Conduct issues identified in 2004*; and

•	the potential deferred tax benefit arising from tax consolidations and acquisition of the MEB in Australia.

In addition, the Committee carried out other work pertaining to the U.S. reporting requirements arising from the registration of our Company’s American Depositary Receipts with the U.S. Securities and Exchange Commission and the issue of Yankee Bonds by CLP Power Hong Kong Limited. This work included:

•	approval of the Form 20-F of our Company for the financial year ended December 31, 2004 for filing with the U.S. Securities and Exchange Commission;

•	reviews of the status of compliance by the CLP Group with the Sarbanes-Oxley Act of 2002; and

•	reviews of management’s work to prepare for the CLP Group’s compliance with the internal control requirements (Section 404) of the Sarbanes-Oxley Act.

Work done in 2006

At its meeting on February 20, 2006 the Audit Committee reviewed the Directors’ Report and Accounts for the year ended December 31, 2005 and the annual results announcement, with a recommendation to the Board for approval. The Audit Committee was advised that one out of 21 reports on the CLP Group’s affairs submitted by Group Internal Audit during the course of 2005 carried an unsatisfactory audit opinion, and the issues arising from these audits are being addressed. Other work performed by the Committee on that occasion included that marked ‘*’ in the above list, save that in each case the work related to the year ended December 31, 2005. The Committee also reviewed the changes in accounting policies arising from the new Hong Kong financial reporting and accounting standards, the staffing and resources of the Group Internal Audit Department and the Internal Audit Plan for 2006.

CLP Values

Our vision of being a leading investor-operator in the Asia Pacific electric power sector is underpinned by a broad set of values regarding our stakeholders and key aspects of our operations. These ensure that we run our business in an honest and responsible manner.

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

Corporate Governance

Maintaining a good, solid and sensible framework of corporate governance has been and remains one of CLP’s top priorities.

CLP’s Corporate Governance Framework

We use the CLP Corporate Governance Framework to identify the key players involved in ensuring the application of good governance practices and policies within the CLP Group and to give structure to our explanation of those practices and policies.

This framework rests on two important commitments. First, we disclose our corporate governance practices openly and fully, so that our shareholders can form their own judgment on whether these meet their expectations. Secondly, we review our principles and practices in light of experience, regulatory requirements and international developments—recognizing that corporate governance is an evolving process and that we should respond rapidly to incoming regulatory changes and developing corporate governance practices.

In 2005, we made further progress in the evolution of our corporate governance practices, in line with our Code and emerging developments in global corporate governance practices.

Evolution of CLP’s Corporate Governance in 2005

•    Adoption of the CLP Code on Corporate Governance

•    Establishment of a Social, Environmental & Ethics Committee of the Board

•    Addition of two more Independent Non-executive Directors (as of May 31, 2006, seven out of 19 directors are Independent Non-executive Directors – compared to five out of 17 as at January 1, 2005)

•    A majority of the Human Resources & Remuneration Committee members are Independent Non-executive Directors

•    Second member of the Audit Committee appointed with appropriate professional qualifications and experience in financial matters

•    Rolled out the development program for Directors

•    Implemented formal letters of appointment of Non-executive Directors modelled on U.K. best practice

•    Effected fixed-term appointments for Non-executive Directors

•    Confirmation from Senior Management on their compliance with the Model Code and CLP Code for Securities Transactions

•    General Mandate to issue new shares voluntarily reduced from 10% to 5% of the share capital in issue

Shareholders

The Board and Senior Management recognize their responsibility to represent the interests of all shareholders and to maximize shareholder value.

We are incorporated in Hong Kong. We believe that it is appropriate to have chosen to be subject to the company law of the jurisdiction in which our business is based, where our shares are listed and where the vast majority of our shareholders are resident.

Further to the Hong Kong Companies Ordinance and our Articles of Association, an Extraordinary General Meeting, or EGM, can be convened by a written request signed by shareholders holding not less than one-twentieth of the paid-up share capital of CLP, stating the objects of the meeting, and deposited at our registered office in Hong Kong at 147 Argyle Street, Kowloon.

The procedures for shareholders to put forward proposals at an Annual General Meeting, or AGM, or EGM include a written notice of those proposals being submitted by shareholders, addressed to the Company Secretary at the registered office. The detailed procedures vary according to whether the proposal constitutes an ordinary resolution or a special resolution or whether the proposal relates to the election of a person other than a Director of the Company as a Director. The relevant procedures are set out in the Notice of AGM which accompanies the dispatch of our annual report to shareholders and will be included with the notice to shareholders of any future AGM. The procedures for shareholders to convene and put forward proposals at an AGM or EGM are available on our website or on request to the Company Secretary.

At the AGM held on April 28, 2005 at the Peninsula Hotel, Kowloon, Hong Kong, the major items discussed and the percentages of votes cast in favor of the resolutions relating to those items were as follows:

•

Re-election of Mr. Andrew Clifford Winawer Brandler, The Hon. Sir Michael Kadoorie, The Hon. Sir Chung Sze Yuen, Mr. John Andrew Harry Leigh and Mr. Kan Man Lok, Paul as Directors of our Company (98.467% to 99.996% in respect of each individual resolution);

•	Approval of the term of appointment for Non-executive Director (99.665%);

•	Amendment to the Articles of Association so that every director will be subject to retirement by rotation at least once every three years (99.665%); and

•	General mandate to Directors to issue additional shares in our Company, not exceeding 5% of the issued share capital (85.896%).

The most recent shareholders’ meeting was the AGM held on April 25, 2006 at Jockey Club Auditorium, The Hong Kong Polytechnic University, Hung Hom, Kowloon, Hong Kong. The major items discussed and the percentages of votes cast in favor of the resolutions relating to those items are set out below:

•

Election of Professor Tsui Lam Sin Lai Judy and Sir Roderick Ian Eddington as Directors and re-election of Mr. Tan Puay Chiang, Mr. Ronald James McAulay, Dr. Fung Kwok Lun William, Mr. Ian Duncan Boyce, Mr. James Seymour Dickson Leach and Dr. Lee Yui Bor as Directors of our Company (99.211% to 99.946% in respect of each individual resolution);

•	Amendment to the Articles of Association for the purpose of promoting the safe and orderly conduct of general meetings (99.333%);

•

Approval of the remuneration payable to the Chairmen and Members (other than Executive Directors and Management) who serve on the Social, Environmental & Ethics Committee and China Committee effective from the date of their respective first meeting (99.800%);

•	General mandate to Directors to issue additional shares in our Company, not exceeding five percent of the issued share capital (83.261%).

All resolutions put to shareholders were passed at the 2005 and 2006 AGMs. The results of the voting by poll have been published on our website, the website of the Hong Kong Stock Exchange and also by notice in local newspapers. The full proceedings of the AGM can be viewed on the “Corporate Governance” section of our website. Minutes of each of the AGMs were sent to shareholders along with our first quarterly statement for 2005 and 2006, respectively.

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

We have also identified other information which is of particular interest to shareholders. Such information includes the details of our shareholders’ profile and aggregate shareholding; an explanation of the extent of our public float as at February 28, 2006; and a calendar of important shareholders’ dates for 2006.

An analysis of the size and shareholdings and distribution of share ownership by categories as at December 31, 2005 is provided in the following chart. Based on the information that is publicly available and within the knowledge of our Directors, we have maintained a sufficient public float of our share capital in the Hong Kong stock market throughout the financial year ended December 31, 2005 and have continued to maintain such sufficiency as at February 28, 2006.

The important dates for shareholders in 2006 financial year are set out in the table below. Any subsequent changes to these dates will be published on our website.

Enquiries may be put to our Board by contacting either the Company Secretary through our shareholders’ hotline 852-2678 8228, e-mail at cosec@clp.com.hk or directly by questions at an AGM or EGM. Questions on the procedures for convening or putting forward proposals at an AGM or EGM may also be put to the Company Secretary by the same means.

The Board

Our Board is charged with promoting the success of our Company by directing and supervising its affairs in a responsible and effective manner. Each Director has a duty to act in good faith in the best interests of our Company. The Directors are aware of their collective and individual responsibilities to all shareholders for the manner in which the affairs of our Company are managed, controlled and operated.

The types of decisions which are to be taken by our Board include those relating to:

•	The strategic direction of the Group;

•	The objectives of the Group;

•	Monitoring the performance of Management;

•

Overseeing the management of our relationships with stakeholders, such as Government, customers, the community and others who have a legitimate interest in the responsible conduct of the Group’s business;

•	Ensuring that a framework of prudent and effective controls is in place to enable risks to be assessed and managed; and

•	Setting the Group’s values and standards.

Our Directors are responsible for the preparation of the accounts for each financial period, which give a true and fair view of the state of affairs of the Group and of the results and cash flows for that period. In preparing these accounts for the year ended December 31, 2005, our Directors have selected suitable accounting policies and applied them consistently; made judgments and estimates that are prudent, fair and reasonable and prepared the accounts on a going concern basis. Our Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group.

As of May 31, 2006, our Board comprises 19 Directors. All Directors (with the exception of the CEO and two Executive Directors) are non-executive and independent of Management, thereby promoting critical review and control of the management process. Our Board includes seven influential and active Independent Non-executive Directors to whom shareholder concerns can be conveyed. The non-executive members of our Board also bring a wide range of business and financial experience to our Board, which contributes to the effective direction of the Group.

Details of all Directors, including the Chairman, CEO, Executive Directors, Non-executive Directors and Independent Non-executive Directors are included in “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management” of this annual report. The relationships (including financial, business, family or other material or relevant relationships) among Members of our Board are also disclosed. There is no such relationship as between the Chairman and the CEO.

During the year ended December 31, 2005, our Board at all times exceeded the minimum requirements of the Listing Rules relating to the appointment of at least three Independent Non-executive Directors, and from June 1, 2005 onwards, exceeded the Listing Rules’ requirements, by having more than one director with appropriate professional qualifications or accounting or related financial management expertise on the Audit Committee.

Pursuant to the requirement in the Listing Rules, our Company has received a written confirmation from each Independent Non-executive Director of his/her independence to our Company. We consider all of the Independent Non-executive Directors to be independent.

Our full Board meets in person at least quarterly and on other occasions when a Board decision is required on major issues. Details of Directors’ attendance at the AGM, Board and Board Committee Meetings held in 2005 are set out in the following table:

*	Appointed as an Independent Non-executive Director with effect from May 10, 2005

**	Resigned as the Director & Company Secretary with effect from August 27, 2005

#	Mr. Paul M. L. Kan resigned and Professor Judy Tsui was appointed a Member of the Audit Committee both with effect from June 1, 2005

^	Mr. W. E. Mocatta resigned as the Vice Chairman and Mr. P. C. Tan resigned as a Member of the Human Resources & Remuneration Committee both with effect from February 28, 2005

@	Mr. Jason Whittle attended the Social, Environmental & Ethics Committee meeting held in December 2005 as a Member

Directors ensure that they can give sufficient time and attention to the affairs of our Company. Directors have disclosed to our Company the number and nature of offices held in public companies or organizations and other significant commitments, with the identity of the public companies or organizations and an indication of the time involved. During the year ended December 31, 2005 no Director held directorships in more than seven public companies, including our Company. No Executive Directors hold any directorship in any other public companies, but they are encouraged to participate in professional, public and community organizations. Other details of Directors’ appointments are set out in “– A. Directors and Senior Management” of this annual report and on our website.

Our Board is committed to ensuring that there is effective oversight of our Company’s activities, wherever they are carried out. The diversification of those activities in recent years has meant that an increasing proportion of our assets and operations is located outside of our original base in Hong Kong.

As a reflection of the oversight applied by our Directors to such operations and assets, in 2005 our Finance and General Committee met for the first time outside Hong Kong – with a meeting in Melbourne which also included visits to facilities and presentations from local management.

In July 2005 the Chairman and other members of the Audit Committee visited our Australian operations with a view to gaining increasing familiarity with those operations, the local business environment, as well as internal controls and systems, so that this might assist the Audit Committee in fulfilling its ongoing obligations at Group level.

As part of the Continuous Professional Development Program, Directors participated in safety visits to CLP’s facilities, Shareholders’ Visit Program and various briefings including one on the Audit Committee’s roles and responsibilities under the U.S. Sarbanes-Oxley Act.

To indicate the attention given by our Board to the oversight of CLP’s affairs, we provide a further table summarising the duration of those meetings and the volume of papers reviewed by Directors during 2005. The increase in workload in 2005 reflects the growing demands of regulatory compliance in both Hong Kong and the United States.

Directors are requested to declare their direct or indirect interests, if any, in any proposals or transactions to be considered by our Board at Board Meetings and withdraw from the meetings as appropriate. Our Company follows guidelines (available at the “Corporate Governance” section of our website) at each financial reporting period to seek confirmation from Directors in respect of any transactions of our Company or our subsidiaries which are related to Directors or their associates. The identified significant related party transactions are disclosed in Note 32 to our financial statements included in “Item 17. Financial Statements” in this annual report.

The interests in our securities held by Directors as at December 31, 2005 are disclosed below in “ – E. Share Ownership”. Particular attention is given to dealings by Directors in shares in CLP. Since 1989, our Company has adopted its own Code for Securities Transactions by Directors, largely based on the Model Code set out in Appendix 10 of the Listing Rules. Our Code for Securities Transactions also applies to other “Specified Individuals” such as Members of the CLP Group’s Senior Management. Our Code is periodically updated to reflect new regulatory requirements, as well as our strengthened regime of disclosure of interests in our securities. This Code is on terms no less exacting than the required standard set out in the Model Code.

All Directors have confirmed, following specific enquiry by our Company, that throughout the year ended December 31, 2005 they complied with the required standard set out in the Model Code and our own Code for Securities Transactions.

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

All Non-executive Directors have a formal letter of appointment, modelled on the letter of appointment in the Higgs Report.

Chairman and Chief Executive Officer

The posts of Chairman and CEO are held separately by The Hon. Sir Michael Kadoorie and Mr. Andrew Brandler respectively. This segregation ensures a clear distinction between the Chairman’s responsibility to manage our Board and the CEO’s responsibility to manage our Company’s business. The respective responsibilities of the Chairman and CEO are more fully set out in the CLP Code.

Management and Staff

The task of our management and staff is the successful implementation of the strategy and direction as determined by our Board. In doing so, they must apply business principles and ethics which are consistent with those expected by our Board and our shareholders and other stakeholders.

The division of responsibilities as between our Board, Board Committees, CEO and Management is aligned with the provisions of the CLP Code. The written procedures documenting the delegation by our Board of specific authorities, including those to Management, are expressed in the form of a “Company Management Authority Manual”, or CMAM. Revisions to CMAM which amend the approved authority delegated from the Board to Board Committees and the CEO require the approval of our Board. Revisions to delegation to management and staff below the level of the CEO can be approved by the CEO.

All Management and staff, as well as Directors themselves, are subject to a formal Code of Conduct which places them under specific obligations as to the ethics and principles by which our business is conducted. This Code of Conduct is also set out in full on our website. Management and staff receive training on the Code and its implications. Management and staff above a designated level are required to sign annual statements confirming compliance with the Code. Non-compliance results in disciplinary action. Disciplinary measures are decided by the relevant line management and reviewed by a Code of Conduct Committee comprised of the CFO, Director – Group Legal Affairs and Director - Group Human Resources in order to ensure consistency and fairness.

During 2005, there were 11 breaches of the Code. Sanctions applied in 2005 ranged from reprimands to dismissal. None of the breaches of the Code involved senior managers or was material to the Group’s financial statements or overall operations. No waivers of any of the requirements of the Code of Conduct were granted to any Director or senior manager or, for that matter, to any other employee.

Senior Management (comprising the three Executive Directors, Group Director – Managing Director Hong Kong, Group Director – Managing Director Asia Pacific and Group Director – Operations, whose biographies are set out in “– A. Directors and Senior Management”) and Specified Individuals are subject to the CLP Code for Securities Transactions in the same manner as Directors with respect to the notification and reporting requirements to our Company for dealings in CLP Holdings’ securities and the prohibitions to deal. Save for the shareholdings disclosed by the three Executive Directors in “–E. Share Ownership” below and the 600 shares held by Group Director – Operations, other Senior Management did not have any interests in CLP Holdings’ securities as at December 31, 2005. Senior Management have all confirmed, following specific enquiry by our Company, that throughout the year ended December 31, 2005 they complied with the standards set out in the Model Code and our own Code for Securities Transactions.

Internal Auditors

Our Group Internal Audit Department plays a major role in monitoring the internal governance of the CLP Group. The Department is led by the Director – Group Internal Audit and includes 20 other professional staff. The tasks of the Department are set out in the CLP Code and include:

•	Unrestricted access to review all aspects of the CLP Group’s activities and internal controls;

•	Comprehensive audits of the practices, procedures, expenditure and internal controls of all business and support units and subsidiaries on a regular basis; and

•	Special reviews of areas of concern identified by Management or the Audit Committee.

The Director - Group Internal Audit reports directly to the Audit Committee and the CEO and has direct access to our Board through the Chairman of the Audit Committee. The Director - Group Internal Audit has the right to consult the Committee without reference to Management.

During 2005, our Group Internal Audit Department issued reports to Senior Management covering various operational and financial units of the Group, including several joint venture activities outside Hong Kong. Group Internal Audit also conducted reviews of major projects and contracts as well as areas of concern identified by Management.

The Annual Audit Plan, which is reviewed by the Audit Committee, is based on a risk assessment methodology, which assists in determining business risks and establishing audit frequencies. Concerns which have been reported by Group Internal Audit are monitored quarterly by Management and by the Audit Committee until corrective measures have been implemented.

External Auditors

The Group’s external auditors are PricewaterhouseCoopers, who we refer to as our External Auditors. In order to maintain their independence, PricewaterhouseCoopers will not be employed for non-audit work unless this constitutes permissible non-audit work as defined in the Sarbanes-Oxley Act and has been pre-approved by the Audit Committee. In addition, there must be clear efficiencies and value-added benefits to CLP from that work being undertaken by its External Auditors, with no adverse effect on the independence of their audit work, or the perception of such independence.

During the year, the External Auditors (which for these purposes include any entity under common control, ownership or management with the External Auditors or any entity that a reasonable and informed third party having knowledge of all relevant information would reasonably conclude as part of the audit firm nationally or internationally) provided the following audit and permissible non-audit services to the Group:

The increase in audit fee is largely for the newly acquired MEB in Australia. The majority of the permissible non-audit services were also related to acquisition of the MEB.

The Audit Committee has resolved the re-appointment of PricewaterhouseCoopers for statutory audits for the Financial Year 2006. This resolution has been endorsed by our Board and approved and authorised by the shareholders at the 2006 AGM.

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

Internal Control

Our Company has had in place for many years an integrated framework of internal controls which is consistent with the COSO (the Committee of Sponsoring Organizations of the Treadway Commission) framework as illustrated below:

Under our framework, Management is primarily responsible for the design, implementation, and maintenance of internal controls, while our Board of Directors and our audit committee oversee the actions of Management and monitor the effectiveness of the controls that have been put in place.

Control Standards, Checks and Balances

Our Company’s expectations regarding duty and integrity are clearly spelled out in formal policy manuals, which include our Code of Conduct and Management Control Standards Manual. Overseas subsidiaries are required to implement similar controls.

Our Management Control Standards form the backbone of all our major policies and procedures. These standards set out the basic control standards required for the formulation and administration of Group policies and for the planning, organizing, and functioning of business entities. The standards cover those required for administrative and operating activities such as delegation of authority, personnel administration, planning, budgeting performance monitoring, contracting, computer systems and facilities, safeguarding information and derivative instruments. They also cover those standards established to ensure the integrity and objectivity of accounting and financial records and that the objectives of authorization, accounting and safeguarding of assets are met.

In CLP, our internal control system covers every activity and transaction of our Group. Our system is based on clear stewardship responsibilities, authorities and accountability. We emphasize to our employees that everyone, no matter where he or she stands in the corporate hierarchy, is an important part of our internal control system and we expect them to contribute to that system.

Built into our system are checks and balances such that no one party can “monopolize” a transaction, activity or process to conceal irregularities. As an integral part of our internal control system, well defined policies and procedures are properly documented and communicated.

In addition to setting out guidelines, principles and values, we recognize that an environment where employees feel free to bring problems to management is also necessary to make our internal control system successful. Our Code of Conduct makes it clear that all reports to management will be handled confidentially to the extent possible under the circumstances and, most importantly, that everyone in senior management will fully support those who in good faith report potential or actual breaches of the Code of Conduct.

No matter how well an internal control system is designed and maintained, it can only provide reasonable, but not absolute assurance. No system of control can totally eliminate the possibility of human error or deliberate attempts to defraud our Company. Recognizing this, we maintain an effective Internal Audit function, whose main features include:

•	Fully empowered auditors with access to all data and every operation of the Group

•	Adequately resourced and well qualified and capable staff

•	Risk-based auditing, concentrating on areas with significant risks or where significant changes have been made

Control Processes

As a foreign private issuer, CLP Holdings Limited has to comply with the U.S. Sarbanes-Oxley Act. Given the compliance workload, cost and potential liability arising from this Act, we, in common with many foreign issuers, have carefully considered the possibility of deregistering our securities under the U.S. Securities Exchange Act.

Unless and until we can deregister our securities, Management will have to prepare annually a report on the issuer’s system of internal control over financial reporting and provide its opinion as to whether or not such controls are effective starting with the fiscal year ending on or after July 15, 2006 as required under Section 404 of the Sarbanes-Oxley Act. The steps we have taken to explore the possibility of deregistration are set out in Item 15 – “Controls and Procedures”.

Since early 2004 Management and employees, assisted by external consultants with particular experience in the design and implementation of internal control systems, have evaluated our control environment, conducted risk assessments of businesses and processes, both at the entity level and also the various processes/transactions levels. We have documented those processes which are critical to the Group’s performance.

As part of this process, key risks have been identified, along with the controls required to mitigate those risks. Starting in 2005, all key controls are now tested at least annually by the Internal and External Auditors. Based on the results of those tests, process owners are able to certify to Senior Management that their internal controls are working as intended or that necessary corrections have been made where control weaknesses have been found. Internal Auditors also certify to Senior Management that controls have been working properly or that changes have been made to ensure the integrity of financial statements.

The CEO and CFO have a personal obligation to maintain the effectiveness of the disclosure controls and internal control over financial reporting, and to report to the Audit Committee and the Group’s External Auditors any significant changes, deficiencies and material weaknesses in, and fraud related to, such controls.

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

In order to ensure that the risk management framework for the newly acquired MEB in Australia is adequate and effective, a Risk Management Committee of TRUenergy was recently established to review and consider risk related issues affecting, or potentially affecting, the TRUenergy business such as policies relating to energy trading, derivatives and credit risk management.

Control Effectiveness

Our Board is responsible for our Company’s system of internal control and for reviewing its effectiveness. Group Internal Audit and Management conduct reviews of the effectiveness of our Company’s system of internal control, including those of our subsidiaries. The Audit Committee reviews the findings and opinion of Group Internal Audit and Management on the effectiveness of our Company’s system of internal control twice each year, and reports annually to the Board on such reviews.

In respect of the year ended December 31, 2005, our Board considered the internal control system as well as our disclosure controls and procedures effective and adequate. As part of our Sarbanes-Oxley Section 404 compliance readiness work, we noted in the second quarter of 2006 a number of material and significant deficiencies, which arose principally as a result of access control issues, limited segregation of duties and weak general computer controls, mainly at TRUenergy, a newly acquired subsidiary. The bulk of those deficiencies have since been rectified and we are not aware they had been exploited to impact on our financial position and results of operations. We shall retest all related controls starting the third quarter of 2006 and we expect the retesting to be completed by December 31, 2006.

Price-Sensitive Information

With respect to procedures and internal controls for the handling and dissemination of price-sensitive information, our Company

•

is aware of our obligations under the Listing Rules and the overriding principle that information which is expected to be price-sensitive should be announced immediately it is the subject of a decision;

•	conducts its affairs with close regard to the “Guide on Disclosure of Price-sensitive Information” issued by the Hong Kong Stock Exchange in 2002;

•	has implemented and disclosed our own policy on fair disclosure (set out in Section V of the CLP Code);

•	has included in our Code of Conduct a strict prohibition on the unauthorized use of confidential or insider information; and

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

Social and Environmental Reporting

Our Social and Environmental Report 2005 gives a detailed description of our social and environmental performance on a group-wide basis for 2005. We are determined that our annual Social and Environmental Report should disclose our achievements and shortcomings in managing the social and environmental aspects of our business in a comprehensive, honest and accessible way. We shall continue to engage our stakeholders openly and report honestly on our progress in those areas. We welcome feedback, constructive or critical.

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

We recognize that not all shareholders and stakeholders have ready access to the internet. For those who do not, hard copies of the CLP Group website information listed below are available free of charge upon request to the Company Secretary.

Corporate Governance – Continuing Evolution

We have sponsored and participated in research on the duties and responsibilities of independent non-executive directors in Hong Kong, which led to the publication of a report titled “The Duties and Responsibilities of Independent Non-executive Directors of Hong Kong Listed Companies” in 2003 by the Hong Kong Institute of Chartered Secretaries and an update of the Report in 2006.

We will continue to review and, where appropriate, improve on our corporate governance practices, as we have done in 2005, in light of experience, regulatory changes, international trends and developments and the views of our shareholders. We will make an active, constructive and informed contribution to debates on the future shape of corporate governance in Hong Kong.

D. Employees

As of December 31, 2005, we had a total workforce of 6,059, an increase from 4,633 at December 31, 2004, of which 3,862 were employed in the Scheme of Control business, a decrease from 3,873 at December 31, 2004. Of the total number of employees as of December 31, 2005, 4% were management and senior managers, 42% were managerial and professional staff and 54% were technical, administrative and support staff. Of the 6,059 employees, 1,758 employees were employed by our overseas subsidiaries, TRUenergy, GPEC and Huaiji. Our employees located in Hong Kong are not members of any unions or labor organizations. Our workforce is characterized by (a) stability and loyalty and (b) a high level of technical and professional skill. The employee turnover rate for the Group (including voluntary and other separations due to end of contract, retirement, dismissal etc.) was 8.8% in 2005.

Total employee remuneration for 2005 was HK$2,622 million (US$338 million). Our remuneration policies are to attract, retain and motivate high performing staff. From 2005, all Hong Kong based staff are remunerated under a performance-based pay program, which has replaced the previous fixed bonus and allowances. All permanent staff now have a percentage of their pay related to individual and company performance. Throughout TRUenergy, the remuneration practices have been reviewed. It is envisaged that fixed and variable remuneration processes will be aligned from July 2007. From January 2006 onwards, all permanent, non-award staff have started to participate in the same annual incentive plan. This will reward employees for the achievement of objectives linked to business goals, provided that the TRUenergy business as a whole reaches agreed targets.

Our retirement benefit scheme in Hong Kong is a defined contribution program. The CLP Group Provident Fund Scheme provides benefits linked to contributions and investment returns made on the scheme by the scheme members. The employees employed by subsidiary companies outside Hong Kong are covered by their local superannuation funds.

We are committed to nurturing a learning culture throughout the organization. In 2005, the investment in developing the CLP Group’s workforce, including GPEC and TRUenergy, amounted to a total of 28,724 training days (2004: 27,787), which is equivalent to an average of 4.7 man days per employee.

E. Share Ownership

The following table sets forth the share ownership of our Directors and Executive Officers in our Company as of May 31, 2006.

Directors / Executive Officers	Capacity		Total Interests in Number of Ordinary Shares of the Company	% of the Issued Share Capital of the Company

The Hon. Sir Michael Kadoorie	Note (a	)	475,381,026	19.7397

Mr. W. E. Mocatta	Founder of a discretionary trust		250,000	Note (g	)

Mr. J. S. Dickson Leach	Beneficial owner		3,436	Note (g	)

Mr. R. J. McAulay	Note (b	)	439,800,565	18.2623

The Hon. Sir S. Y. Chung	Beneficial owner		393,789	Note (g	)

Dr. William K. Fung	Beneficial owner		120,000	Note (g	)

Mr. J. A. H. Leigh	Beneficial owner		22,000	Note (g	)

Mr. R. Bischof	Beneficial owner		50,000	Note (g	)

Mr. P. C. Tan	Interests held jointly with spouse		5,000	Note (g	)

Mr. Andrew Brandler (Chief Executive Officer)	Note (c	)	10,600	Note (g	)

Mr. Peter P. W. Tse	Note (d	)	20,600	Note (g	)

Dr. Y. B. Lee	Note (e	)	15,806	Note (g	)

Mr. Jason Whittle	Note (f	)	238,409,771	9.8997

Mr. Peter A. Littlewood	Personal		600	Note (g	)

Notes:

(a)	The Hon. Sir Michael Kadoorie was deemed (by virtue of the Securities and Futures Ordinance) to be interested in 475,381,026 shares in our Company. These shares were held in the following capacity:

i)	1,243 shares were an interest of his spouse, Lady Kadoorie.

ii)	236,335,571 shares were held by discretionary trusts, of which The Hon. Sir Michael Kadoorie is one of the discretionary objects.

iii)	239,044,212 shares were held by a discretionary trust, of which The Hon. Sir Michael Kadoorie is one of the discretionary objects and the founder.

For the purpose of the Securities and Futures Ordinance, the spouse of The Hon. Sir Michael Kadoorie was taken to have a discloseable duty in Hong Kong in relation to the 239,044,212 shares referred to in (iii) above. The spouse of The Hon. Sir Michael Kadoorie was therefore deemed to be interested in 239,045,455 shares in our Company representing approximately 9.93% of the issued share capital of our Company, of which 1,243 shares were held by her as beneficial owner and 239,044,212 shares were attributed to her pursuant to the Securities and Futures Ordinance for disclosure purposes. Nevertheless, she has no interest, legal or beneficial, in these 239,044,212 shares attributed to her for disclosure purposes.

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

(c)	600 shares were held in a personal capacity and 10,000 shares were held in a beneficial owner capacity.

(d)	600 shares were held in a personal capacity and 20,000 shares were held in a beneficial owner capacity.

(e)	600 shares were held in a personal capacity and 15,206 shares were held jointly with spouse.

(f)	Mr. Jason Whittle was deemed (by virtue of the Securities and Futures Ordinance) to be interested in 238,409,771 shares in our Company. These shares were held in the following capacity:

i)	600 shares were held in a personal capacity.

ii)	236,335,571 shares were held by discretionary trusts, of which Mr. Jason Whittle is one of the discretionary objects.

iii)	2,073,600 shares were indirectly held by the spouse of Mr. Jason Whittle.

(g)	None of the Directors and Executive Officers beneficially owns one percent or more of our outstanding shares.

Messrs. I. D. Boyce, V. F. Moore, Hansen C. H. Loh and Paul M. L. Kan, Professor Judy Tsui and Sir Rod Eddington who are Directors of our Company, Mr. Bradley W. Corson who is an Alternate Director of our Company and Mrs. Betty Yuen and Mr. Richard McIndoe who are Executive Officers of our Company have each confirmed that they had no interests in the shares of our Company or any of its associated corporations as at May 31, 2006.

None of the Directors and Executive Officers had interests in debentures, under equity derivatives or in underlying shares of our Company and its associated corporations as at May 31, 2006.

We do not have, and have never had, a share option scheme. Accordingly, as of May 31, 2006, there were no options outstanding to purchase shares from us.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The table below (including the following Notes) sets out certain information as of December 31, 2003, 2004, 2005 and May 31, 2006 with respect to major shareholders known to us to be the owner, including beneficial owner, of more than 5% of our ordinary shares.

Name	As of December 31, 2003		As of December 31, 2004		As of December 31, 2005			As of May 31, 2006
	Number of shares held	% holding	Number of shares held	% holding	Number of shares held		% holding	Number of shares held		% holding

Acorn Holdings Corporation	–	–	–	–	196,468,538	(a)	8.16	196,468,538	(a)	8.16

Bermuda Trust Company Ltd	682,978,836	28.36	682,978,836	28.36	682,978,836	(a)	28.36	682,978,836	(a)	28.36

Bermuda Trust (Cayman) Limited	–	–	203,451,853	8.45	203,451,853	(b)	8.45	203,451,853	(b)	8.45

Esko Limited	236,335,571	9.81	236,335,571	9.81	236,335,571	(a)	9.81	236,335,571	(a)	9.81

Hesko Limited	236,335,571	9.81	236,335,571	9.81	236,335,571	(a)	9.81	236,335,571	(a)	9.81

HWR Trustees Limited (now known as Harneys Trustees Limited)	–	–	–	–	240,482,771	(a)	9.99	240,482,771	(a)	9.99

Lakshmi Company Limited	–	–	–	–	196,468,538	(a)	8.16	196,468,538	(a)	8.16

Lawrencium Corporation	–	–	–	–	196,468,538	(a)	8.16	196,468,538	(a)	8.16

Merlin Investments Limited	–	–	–	–	196,468,538	(a)	8.16	196,468,538	(a)	8.16

Mikado Holding Inc.	239,044,212	9.93	239,044,212	9.93	239,044,212	(a)	9.93	239,044,212	(a)	9.93

Mikado Investments Limited	239,044,212	9.93	239,044,212	9.93	239,044,212	(a)	9.93	239,044,212	(a)	9.93

Name	As of December 31, 2003		As of December 31, 2004		As of December 31, 2005			As of May 31, 2006
	Number of shares held	% holding	Number of shares held	% holding	Number of shares held		% holding	Number of shares held		% holding

Muriel, Lady Kadoorie	203,451,853	8.45	203,451,853	8.45	203,451,853	(b)	8.45	203,451,853	(b)	8.45

New Boron Holding Corporation	196,468,538	8.16	196,468,538	8.16	193,512,472	(a)	8.04	193,512,472	(a)	8.04

Oak CLP Limited	203,451,853	8.45	203,451,853	8.45	196,554,172	(b)	8.16	196,554,172	(b)	8.16

Oak (Unit Trust) Holdings Limited	203,451,853	8.45	203,451,853	8.45	196,554,172 &	(a) (b)	8.16	196,554,172 &	(a) (b)	8.16

Mr. R. Parsons	196,554,172	8.16	196,554,172	8.16	196,554,172	(c)	8.16	196,554,172	(c)	8.16

Sir Sidney Gordon	241,294,165	10.02	241,294,165	10.02	205,525,453	(c)	8.53	205,525,453	(c)	8.53

The Hon. Sir Michael Kadoorie	475,381,026	19.74	475,381,026	19.74	475,381,026	(d)	19.74	475,381,026	(d)	19.74

Mr. R. J. McAulay	236,348,712	9.81	439,800,565	18.26	439,800,565	(e)	18.26	439,800,565	(e)	18.26

Mr. Jason Whittle	–	–	–	–	240,483,371		9.99	238,409,771	(f)	9.90

Guardian Limited	196,554,172	8.16	196,554,172	8.16	196,554,172	(c)	8.16	196,554,172	(c)	8.16

Notes:

(a)

The interests of Bermuda Trust Company Limited in the shares of our Company include the interests in our Company held by Esko Limited, Hesko Limited, Acorn Holdings Corporation, Lawrencium Corporation, Mikado Holding Inc., Mikado Investments Limited, Oak (Unit Trust) Holdings Limited, Lakshmi Company Limited and Merlin Investments Limited.

The interests of Bermuda Trust Company Limited in the shares of our Company also include the shares held by discretionary trusts of which The Hon. Sir Michael Kadoorie and/or Mr. R. J. McAulay and/or Mr. Jason Whittle are among the discretionary objects as disclosed in “Item 6. Directors, Senior Management and Employees — E. Share Ownership” above.

Bermuda Trust Company Limited was deemed to be interested in the shares in which Esko Limited, Hesko Limited, Acorn Holdings Corporation, Lawrencium Corporation, Mikado Holding Inc, Mikado Investments Limited, Oak (Unit Trust) Holdings Limited, Lakshmi Company Limited and Merlin Investments Limited were interested, either in the capacity as trustee or by virtue of having direct or indirect control over such companies.

Esko Limited and Hesko Limited together controlled Lakshmi Company Limited and Merlin Investments Limited and were therefore deemed to be interested in the shares in which Lakshmi Company Limited and Merlin Investments Limited were interested. The Company has been advised that Lakshmi Company Limited, Merlin Investments Limited, Acorn Holdings Corporation and Lawrencium Corporation were deemed to be interested in the same 196,468,538 shares in which New Boron Holding Corporation was deemed to be interested.

Esko Limited and Hesko Limited together controlled Acorn Holdings Corporation and Lawrencium Corporation and were therefore deemed to be interested in the shares in which such companies were deemed interested. In addition, Esko Limited and Hesko Limited were deemed interested in 39,867,033 shares through other controlled corporations controlled by them.

Our Company was notified by New Boron Holding Corporation that it was interested in 193,512,472 shares as at April 1, 2003. However, HWR Trustees Limited (now known as Harneys Trustees Limited) indicated in its latest disclosure form that as at January 17, 2005, it was interested in, inter alia, 200,615,738 shares through its wholly-owned subsidiary, New Boron Holding Corporation. Therefore, New Boron Holding Corporation was interested in the same 200,615,738 shares as at January 17, 2005 but was not itself under a duty to notify our Company of the change under the Securities and Futures Ordinance.

In addition, our Company was notified by Oak (Unit Trust) Holdings Limited that it was interested in 196,554,172 shares as at August 26, 2003. However, Bermuda Trust Company Limited indicated in its latest disclosure form that as at June 24, 2005, it was interested in, inter alia, 203,451,853 shares through its wholly-owned subsidiary, Oak (Unit Trust) Holdings Limited. Therefore, Oak (Unit Trust) Holdings Limited was interested in the same 203,451,853 shares as at June 24, 2005 but was not itself under a duty to notify our Company of the change under the Securities and Futures Ordinance.

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

Bermuda Trust (Cayman) Limited was interested in the 203,451,853 shares by virtue of its capacity as trustee of a trust of which Muriel, Lady Kadoorie is the founder and a beneficiary and Mr. R. J. McAulay is one of the discretionary objects. Bermuda Trust (Cayman) Limited, in its capacity as trustee of a discretionary trust, controlled Oak CLP Limited and was therefore deemed to be interested in the shares in which Oak CLP Limited was interested. Our Company was notified by Oak CLP Limited that it was interested in 196,554,172 shares as at August 26, 2003. However, Bermuda Trust (Cayman) Limited indicated in its latest disclosure from that as at February 5, 2004, it was interested in 203,451,853 shares through its wholly-owned subsidiary, Oak CLP Limited. Therefore, Oak CLP Limited was interested in the same 203,451,853 shares as at February 5, 2004 but was not itself under a duty to notify our Company of the change under the Securities and Futures Ordinance.

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

Sir Sidney Gordon was also deemed to be interested in 205,525,453 shares in his capacity as trustee of certain trusts.

(d)	The aggregate long position in the shares of our Company of The Hon. Sir Michael Kadoorie is listed below:

Interests in the Ordinary Shares of our Company

Number	Capacity

1,243 239,044,212 475,379,783	Interest of spouse Founder of a discretionary trust Discretionary object of various discretionary trusts

The interests of The Hon. Sir Michael Kadoorie as a founder of a discretionary trust and a discretionary object of various discretionary trusts are duplicated between each other. His interests, apart from the interest of his spouse, are also duplicated by the interests in our Company held by Bermuda Trust Company Limited and certain discretionary trusts of which Mr. R. J. McAulay and Mr. Jason Whittle are among the discretionary objects as disclosed in Note (e) and (f) below.

For the purpose of the Securities and Futures Ordinance, the spouse of The Hon. Sir Michael Kadoorie was taken to have a discloseable duty in Hong Kong in relation to the 239,044,212 shares referred to above. The spouse of The Hon. Sir Michael Kadoorie was therefore deemed to be interested in 239,045,455 shares in our Company representing approximately 9.93% of the issued share capital of our Company, of which 1,243 shares were held by her as beneficial owner and 239,044,212 shares were attributed to her pursuant to the Securities and Futures Ordinance for disclosure purposes. Nevertheless, she has no interest, legal or beneficial, in these 239,044,212 shares attributed to her for disclosure purposes.

(e)	See Note (b) in “Item 6. Directors, Senior Management and Employees — E. Share Ownership” above.

(f)	See Note (f) in “Item 6. Directors, Senior Management and Employees — E. Share Ownership” above.

As at May 31, 2005, our Company had not been notified of any short positions being held by any substantial shareholder in the shares or underlying shares of our Company.

None of our major shareholders has different voting rights from those of our other shareholders.

As of May 31, 2006, we had a total of 2,408,245,900 shares outstanding. Out of these 2,408,245,900 shares, 1,450,972 shares were held by holders with registered addresses in the United States. At the same date, 91,417,015 American Depositary Shares, or ADSs, were outstanding, representing 91,417,015 shares or approximately 3.79% of the total number of our outstanding shares. These ADSs were held by 781 record holders, including nominee holders and out of the 781 record holders, a total of 778 had registered addresses in the United States. Save as the above, we have no further information as to common shares held, or beneficially owned, by U.S. persons.

B. Related Party Transactions

From time to time we have engaged in a variety of transactions with our affiliates in the normal course of business. Our policy is to encourage competition among suppliers that may include our affiliates. We usually select our suppliers through competitive bidding procedures. We believe that the transactions with our affiliates have been conducted on an arm’s length basis or on terms as favorable to us as would be obtainable at the time in a comparable arm’s length transaction with a non-affiliate. See Note 32 to the financial statements included in “Item 17. Financial Statements” in this annual report.

CAPCO

Under a contract between CLP Power Hong Kong and CAPCO, a company in which CLP Power Hong Kong holds a 40% equity interest, we, through CLP Power Hong Kong, are obligated to purchase all of the electricity generated by CAPCO. Pursuant to the contract, the price paid by CLP Power Hong Kong to CAPCO is sufficient to cover all of CAPCO’s operating expenses as well as CAPCO’s share of return permitted under the Scheme of Control. See “Item 4. Information on the Company — B. Business Overview — Electricity Business in Hong Kong — Scheme of Control and — Power Purchases from CAPCO”. In 2005, we purchased approximately 71% of our electricity from CAPCO at a price of HK$11,636 million (US$1,501million), as compared to HK$10,923 million in 2004 and HK$10,431 million in 2003.

In accordance with the CAPCO Operating Service Agreement between CLP Power Hong Kong and CAPCO, CLP Power Hong Kong is responsible to CAPCO for the efficient and proper construction, commissioning, operation and maintenance of the electricity generating facilities of CAPCO. In return, CAPCO reimburses CLP Power Hong Kong for all costs incurred in performance of the agreement. In 2005, the charges from CLP Power Hong Kong to CAPCO amounted to HK$1,044 million (US$135 million), as compared to HK$1,071 million in 2004 and HK$1,025 million in 2003; and a portion of the charges which is accounted for as operating expenses by CAPCO is covered under the Electricity Supply Contract.

In addition, CLP Power Hong Kong has provided funds to CAPCO as shareholders’ advances and special loans in the form of interest-free loans. As at December 31, 2005, CLP Power Hong Kong’s advances to CAPCO amounted to HK$6,505 million (US$839 million), as compared to HK$6,115 million in 2004 and HK$5,768 million in 2003. The increase in CLP Power Hong Kong’s advances to CAPCO during 2005 was due to the new advances of HK$2,027 million (US$261 million) which was offset by the repayment of HK$1,622 million (US$209 million), and an unrealized exchange loss of HK$15 million (US$2 million). The largest amount of shareholders’ advances outstanding in 2005 was HK$6,711 million (US$866 million).

Pursuant to a deed of subordination, shareholders’ advances to CAPCO are subordinated to certain CAPCO debt financing and may be repaid to the extent that CAPCO’s ratio of borrowed moneys to shareholders’ funds (representing the sum of the issued share capital, shareholders’ advances and special advances excluding unrealized exchange differences, deferred taxation, retained profits and any proposed dividend) is not higher than 1.5:1. Such ratio has been kept below 1.5:1 and as at December 31, 2005 was 0.40:1, as compared to 0.50:1 at December 31, 2004 and 0.54:1 at December 31, 2003.

See “Item 4. Information on the Company — B. Business Overview — Electricity Business in Hong Kong — Relationship with CAPCO – CAPCO Financing”.

Guangdong Daya Bay Nuclear Power Station

Pursuant to several offtake and resale contracts, we are obligated, through CLP Power Hong Kong, to purchase a total of 70% of the output of Guangdong Daya Bay Nuclear Power Station, or GNPS, in Guangdong Province, China. The contracts extend for 20 years from 1994. Upon expiry of the 20-year term, we have a right to purchase 25% of the electricity generated by GNPS for an additional five years under the contracts. The price for electricity generated by GNPS through the term of the contracts is determined by a formula based on GNPS’s operating costs and a calculation of profits by reference to shareholders’ funds and the capacity factor for a given year. In 2005, we purchased approximately 29% of our power from GNPS at a price of approximately HK$5,029 million (US$649 million), as compared to HK$4,763 million in 2004 and HK$5,134 million in 2003. Our wholly owned subsidiary, Hong Kong Nuclear Investment Company Limited, owns a 25% equity interest in GNPS. See “Item 4. Information on the Company — B. Business Overview —Electricity Business in Hong Kong — Non-CAPCO Power Purchases/Storage Facilities”.

Hong Kong Pumped Storage Development Company, Limited

Hong Kong Pumped Storage Development Company, Limited, or PSDC, in which, through CLP Power Hong Kong, we hold a 49% equity interest, has the right to use 50% of the 1,200 MW capacity of Phase 1 of Guangzhou Pumped Storage Power Station for 40 years from 1994. Pursuant to a contract between CLP Power Hong Kong and PSDC, we have the right to make use of that capacity. The price paid by us to PSDC is sufficient to cover all of PSDC’s operating expenses, taxation and net return. In 2005, we paid PSDC approximately HK$352 million (US$45 million) for the pumped storage service, as compared to HK$369 million in 2004 and HK$308million in 2003.

In addition, CLP Power Hong Kong has provided funds to PSDC as shareholders’ advances in the form of interest-free loans. As at December 31, 2005, CLP Power Hong Kong advances to PSDC amounted to HK$317 million (US$41 million), as compared to HK$313 million in 2004 and HK$306 million in 2003. The increase in CLP Power Hong Kong’s advances to PSDC during 2005 was due to new advances of HK$138 million (US$18 million), which was offset by the repayment of HK$133 million (US$17 million) and an unrealized exchange loss of HK$1 million (US$129 thousand). The largest amount of shareholders’ advances outstanding in 2005 was HK$340 million (US$44 million). See “Item 4. Information on the Company — B. Business Overview —Electricity Business in Hong Kong — Non-CAPCO Power Purchases/Storage Facilities”.

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

We have normally declared interim dividends and final dividends each year to our shareholders. In line with our dividend policy, a final dividend and a special final dividend on our shares for 2005 were approved at our Annual General Meeting held on April 25, 2006. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results”.

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

B. Significant Changes

In May 2005, we acquired the Merchant Energy Business in Australia from an affiliate of Singapore Power Limited. A claim was lodged with this affiliated company prior to the end of 2005 and was settled in April 2006 for an amount of A$179 million (HK$1,019 million), which was paid to CLP Australia Holdings Pty Ltd., and has been treated as an adjusting post-balance sheet event in the reduction of the acquisition price. In addition, a review of the valuation of contracted customers in Australia resulted in a reallocation of HK$185 million from goodwill to intangible assets.

On March 22, 2006, we and Mitsubishi Corporation of Japan agreed to form a strategic joint venture for the purpose of acquiring interests in and developing and operating power generation businesses in Southeast Asia and Taiwan. Each party owns equal 50% stakes in the joint venture called OneEnergy Limited, or OneEnergy. The total shareholders’ contribution to OneEnergy Limited is initially set at approximately US$670 million. OneEnergy Limited will look to expand its business in the target region as needs and opportunities arise, either by acquiring existing power generation projects or interests owned by the joint venture parties in stages or by identifying suitable investment opportunities in the region. Our interests of 22.42% of the total issued share capital of Electricity Generating Public Company Limited of Thailand, or EGCO, were transferred to OneEnergy. It is our management’s view that OneEnergy can combine the expertise and capital of the joint venture parties to serve the growing electricity demand in the region, by cooperating with local partners and working with local governments.

On May 25, 2006, Moody’s upgraded CLP Power Hong Kong’s foreign currency “issuer” rating from A1 to Aa3 thereby matching CLP Power Hong Kong’s local currency rating and foreign currency “bond” rating. This followed Moody’s examination of corporate sector ratings throughout the Asia Pacific region in light of a revision of its rating methodology for “Foreign-Currency Ceilings”. Moody’s new rating policy incorporates into foreign currency ratings the possibility that a foreign currency government default would not automatically result in defaults on the foreign currency debt of companies domiciled in the same country as the government defaulting.

Item 9.	The Offer and Listing

Trading Market and Market Price Information for Our Shares

The principal trading market for our shares is the Stock Exchange of Hong Kong, where 621,802,126 shares were traded in 2005. The board lot for trading in our shares on the Stock Exchange of Hong Kong is 500 shares. Our shares are also traded in the over-the-counter market in the United States in the form of American Depositary Shares, or ADSs. The ADSs are not listed on any United States securities exchange and were originally issued pursuant to several unsponsored American Depositary Receipts, or ADR, programs. In November 1997, we appointed JPMorgan Chase Bank, N.A. as the depositary for a sponsored ADR program which replaced the previous unsponsored programs.

On the basis of a market capitalization of HK$108 billion or approximately US$14 billion at the close of business on December 30, 2005, we were the 12th largest company, in terms of market capitalization, listed on the Main Board of the Hong Kong Stock Exchange.

The table below shows, for the periods indicated, the high and low closing prices (adjusted with the one-for-five bonus issue in April 2001) and the average daily trading volume for our shares and the ADSs.

	Our Shares			ADSs
	Per Share		Average Daily Trading Volume	Per ADS		Average Daily Trading Volume
Period	High	Low		High	Low
	(HK$)	(HK$)	(in shares)	(US$)	(US$)	(in ADSs)

2001	34.833	29.350	3,294,329	4.500	3.400	351,106
2002	33.000	29.500	3,473,000	4.200	3.650	52,931
2003	37.700	31.300	3,183,877	4.950	3.950	27,050
2004	45.300	36.500	3,338,860	5.900	4.750	70,639
2005	46.250	42.800	2,518,152	5.950	5.500	198,792

2004:
First Quarter	43.300	36.500	4,024,472	5.600	4.750	40,398
Second Quarter	43.200	38.600	3,511,202	5.600	4.950	52,621
Third Quarter	45.300	42.100	2,492,659	5.850	5.350	65,852
Fourth Quarter	45.100	44.000	3,359,626	5.900	5.700	122,457

2005:
First Quarter	44.800	43.500	3,072,619	5.850	5.600	222,970
Second Quarter	44.900	42.800	2,494,187	5.800	5.500	200,352
Third Quarter	46.250	44.200	2,422,906	5.850	5.600	239,589
Fourth Quarter	46.250	44.450	2,112,799	5.950	5.650	132,352

December 2005	45.950	45.000	1,953,137	5.950	5.750	144,402
January 2006	44.250	43.200	5,681,568	5.750	5.450	304,179
February 2006	44.450	43.150	3,340,252	5.750	5.500	226,412
March 2006	45.350	44.400	3,296,562	5.900	5.650	186,822
April 2006	46.350	44.750	3,230,750	5.900	5.700	118,616
May 2006	46.250	44.500	3,307,232	6.000	5.600	154,600

Source: Bloomberg.

Item 10.	Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Our current Memorandum and Articles of Association were adopted on October 8, 1997 and December 12, 1997, amended on October 8, 1999, April 25, 2002, May 5, 2003, April 22, 2004, April 28, 2005 and April 25, 2006.

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

Our Directors including the Chief Executive Officer and Executive Directors are subject to retirement by rotation. At the Annual General Meeting each year, one-third of our Directors for the time being who have been longest in office since their last election or appointment shall retire and are eligible for re-election in accordance with our Articles of Association. There is no provision for the retirement of our Directors at a specified age limit.

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

If our Board of Directors declines to register a transfer of any share, they shall send to the transferor and the transferee a notice of the refusal within two months after the date on which the transfer was lodged with our share registrar.

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

Bermuda Trust Company Limited, The Hon. Sir Michael Kadoorie, Mr. R. J. McAulay, The Sir Horace Kadoorie International Foundation and The Incorporated Trustees of the Kadoorie Foundation, or the Parties, had registered their aggregated interests in 839,028,074 ordinary shares in CLP Holdings with the SFC as holding for the purposes of the Takeovers Code, as at October 19, 2001, voting rights in respect of shares which in aggregate represented 33.96% of our issued share capital on that date. As at May 31, 2006, the Parties’ aggregated holdings in us for the Takeovers Code’s purposes had increased to 34.84% as a result of our repurchases of ordinary shares pursuant to our Share Repurchase Program. See “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders”. The Parties are entitled to the benefit of the transitional arrangements of the amended Takeovers Code, whereby the Parties are not required to make a mandatory offer to acquire shares from other shareholders of our company unless their aggregated interests in our issued capital reach the threshold of 35% on or before October 18, 2011. If the shareholding of the Parties drops below 30% at any time, the new 30% trigger will apply to the Parties who will generally, on their again reaching that level, be required to make a mandatory offer absent a waiver from the SFC.

On the basis of our Company’s issued share capital as at May 31, 2006, should our Company repurchase about a further 11 million shares (representing 0.46%) of our issued share capital), the shareholdings in CLP of the Parties would thereby exceed 35%, the threshold at which they would be obliged to make a mandatory general offer for the remaining shares of our Company.

In 2003 we made an unsuccessful application to the Securities and Futures Commission (SFC) and to the Takeovers and Mergers Panel for a ruling that the Takeovers and Mergers Code does not preclude a whitewash waiver application in respect of a mandatory general offer obligation triggered by on-market share repurchases. We made that application on the basis that, having consulted the Independent Non-executive Directors, it was in the interests of our Company and all its shareholders that our Company be able to continue its on-market share repurchases without creating a mandatory general offer obligation, or compelling the parties associated with the Kadoorie Family to sell down in anticipation of future share repurchases. We also noted that a whitewash waiver in such circumstances was in line with accepted practice in countries against which Hong Kong might benchmark itself, such as Australia, the UK and Singapore.

In November 2004 the SFC issued a Consultation Paper on a Review of the Codes on Takeovers and Mergers and Share Repurchases. With the support of our Independent Non-executive Directors, CLP has made a strong submission to the SFC (available on our website) arguing in favor of the possibility of such waivers. Unfortunately, and notwithstanding established practice elsewhere, the SFC concluded in August 2005 that the existing rules would in substance be retained.

In these circumstances, we will bear in mind other means which will enable share repurchases to be effected. However, we recognize that share repurchases are but one route by which shareholders’ value can be enhanced. For the time being, we have no specific plans with respect to share repurchases.

C. Material Contracts

We have not entered into any material contract other than those entered into in the ordinary course of business for the two years immediately preceding the publication of this annual report except for those described in “Item 8. Financial Information – B. Significant Changes”.

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

Capital gains arising from the sale of our shares or ADSs are also not taxable in Hong Kong, except that Hong Kong profits tax may arise in the case of persons carrying on a trade, profession or business in securities in Hong Kong.

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

Estate Duty

Estate duty was abolished effective February 11, 2006. However, estate duty is chargeable on the value of ‘Hong Kong property’ of persons who passed away before February 11, 2006. Estate duty chargeable in respect of death occurring between the periods from July 15, 2005 to February 11, 2006 with taxable estate exceeding HK$7.5 million is reduced to a nominal estate duty of HK$100. In respect of deaths occurred before July 15, 2005, estate duty is charged according to a sliding scale of rates based on the value of taxable estate.

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

United States Taxation

The following is a summary of the material United States federal income tax consequences for beneficial owners of our shares and ADSs as of the date hereof. The discussion set forth below is applicable to U.S. holders (as defined below) that hold such shares or ADSs as capital assets and that are U.S. holders that do not carry on a trade, profession or business in Hong Kong.

A U.S. holder is a beneficial owner of shares or ADSs that is:

•	an individual citizen or resident of the United States;

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

This summary does not represent a detailed description of all the federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). In addition, it does not deal with tax consequences to you if you are subject to special treatment under the United States federal income tax laws, including if:

•	you are a dealer in securities or currencies;

•	you are a trader in securities and you elect to use a mark-to-market method of accounting for your securities holdings;

•	you are a financial institution, tax-exempt entity or insurance company;

•	you are a regulated investment company or a real estate investment trust;

•	you hold your shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	you are an investor in a pass-through entity;

•	you are liable for alternative minimum tax;

•	you own, actually or constructively, 10% or more of our voting stock or

•	your “functional currency” is not the United States dollar.

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

The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders.

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

Under the current law, dividends received before January 1, 2009 by non-corporate U.S. holders on shares (or ADSs backed by shares) of certain foreign corporations may be subject to United States federal income tax at lower rates than other types of ordinary income if certain conditions are met. You should consult your own tax advisor regarding the application of this legislation to your particular circumstances.

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

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted basis in the shares or ADSs. Such reduction in your basis in the shares or ADSs will increase the amount of gain, or decrease the amount of loss, which you will recognize on a subsequent disposition of the shares or ADSs. The balance in excess of your adjusted basis will be taxable to you as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. holders should expect that a distribution will generally be treated as a dividend.

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

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes for 2005. In addition, based on the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a PFIC for 2005. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held our shares or ADSs, certain adverse consequences could apply to you.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The U.S. Securities and Exchange Commission, or the SEC, allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference in this annual report is considered to be part of this annual report. We therefore incorporate by reference in Item 19 of this annual report certain exhibits which we filed with the SEC before. You may read and copy this annual report, including the exhibit(s) incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.

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

Foreign Currency Risk

Our reporting currency is Hong Kong dollar. Our primary foreign currency exposure arises from our strategic investments outside of Hong Kong, particularly those in Australia and elsewhere in the Asia region outside Hong Kong and the Chinese mainland. As of December 31, 2005, approximately 38.1% of our consolidated total assets, or HK$33,837 million (US$5,009 million), are from these geographical segments. CLP Power Hong Kong also has significant foreign currency obligations related to its U.S. dollar-denominated debt, nuclear power purchase off-take commitments and fuel-related payments. Any volatility in the currency exchange rate between the Hong Kong dollar and other currencies may affect our financial position and results of operations.

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

CLP Power Hong Kong’s foreign exchange risk is mitigated through the current regulatory regime that allows for a pass-through of foreign exchange gains and losses. As a measure of additional prudence, CLP Power Hong Kong hedges a significant portion of its forward U.S. dollar obligations for up to five years provided that the hedging can be accomplished at rates below the Hong Kong Special Administrative Region Government’s historical target peg rate of 7.80.

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

Energy Price Risk

Our Australian business is a vertically integrated business involved in power generation, gas infrastructure and retail electricity and gas sales operating in the National Energy Market. Because of its vertically integrated business structure, a majority of TRUenergy’s cash flows are internally hedged as a result of the combination of balance in its generation and retail portfolio along with its diversified generation mix (merit order, fuel type, multiple units).

In addition to its physical market position, TRUenergy participates in energy trading in the Over-the-Counter, or OTC, bilateral and exchange-traded markets. While the majority of energy trading is in support of marketing TRUenergy’s unhedged generation capacity and gas positions, this activity does create exposures which must be actively monitored and managed.

TRUenergy manages energy price risks through an established risk management framework consisting of policies to place appropriate limits on overall energy market exposures, delegations of authority on trading, pre-defined product lists, regular reporting of exposures, and segregation of duties. The corporate governance process also includes the oversight by a Risk Management Committee which acts on behalf of TRUenergy’s Board.

TRUenergy adopts a Value-at-Risk methodology, or VaR, as an indicator of the notional energy portfolio value exposure with respect to potential adverse movements in forward electricity contract prices. In addition, TRUenergy utilizes a Spot Market Risk Measure, or SMRM, as a stress test measurement of the risk of its near-term cash flows from extreme spot market price events.

VaR is a risk measurement that probabilistically calculates the market risk of a portfolio using historical volatility and correlation over a defined holding period. As the VaR calculation is based on historical data, there is no guarantee that it will accurately predict the future. TRUenergy’s VaR is determined by all available market price data and a decay factor of 0.97 for calculation of volatility and assuming a holding period of 1 week at a 95% confidence level. The VaR for TRUenergy’s energy contracts portfolio as at December 31, 2005 is US$24.7 million.

Credit Risk

We enter into various forms of transactions including interest rate and foreign currency hedging, deposits, energy hedging and trading.

On the treasury side, all finance-related hedging transactions and deposits of our Company and its principal subsidiaries are made with counter-parties with acceptable credit ratings to minimise credit exposure. We further assign mark-to-market limits to its financial counter-parties in order to limit credit risk concentrations relative to the underlying size and credit strength of each counter-party. We also monitor potential exposure to each financial institution counter-party utilizing value-at-risk methodologies. All derivatives transactions are entered into at the sole credit of respective subsidiaries and affiliated companies without recourse to our Company for potential change in market value of derivatives. TRUenergy’s energy-related hedging and trading are carried out with approved institutions or counter-parties that have acceptable credit standing at defined limits in accordance with its risk management policies.

We have no significant concentrations of credit risk with respect to the sales of electricity and/or gas in Hong Kong and Australia as their customer bases are widely dispersed in different sectors and industries. We have policies in place to monitor the financial viability of counterparties. CLP Power Hong Kong has established the credit policy to allow electricity sale customers to settle their bills within 15 to 17 days after issue. To limit the credit risk exposure, CLP Power Hong Kong also has a policy requiring deposits from customers for an amount not exceeding the highest expected charge for 60 days determined from time to time by reference to the usage of the customers. For TRUenergy, receivables are due for settlement no more than 30 days after issue and collectibility is reviewed on an ongoing basis.

GPEC sells all of its electricity output to GUVNL through a 20-year power purchase agreement. The position of overdue and disputed receivables has improved significantly following the application of bond proceeds by GUVNL to settle overdue receivables in 2004 and the implementation of an amended power purchase agreement in recent years.

Derivative Instruments

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

We do not invest in risk sensitive instruments for trading purposes, except for the subsidiaries of CLP-AH which use electricity energy contracts principally to hedge the price risk of sales and purchases of electricity in Australia to/from the Australia’s National Electricity Market, and have certain electricity trading activities for its wholesale market. The energy hedging contracts fix the price of electricity within a certain range for the purpose of hedging or protecting against fluctuations in the spot market price. The energy trading contracts, which are managed through an established risk management framework consisting of policies, corporate strategies and limits, are measured at fair value with gains and losses recognized in earnings in the period in which such valuation changes occur.

Other than certain electricity trading activities as mentioned above, all derivative instruments are employed solely for hedging purposes. As we employ these derivative instruments solely for hedging purposes, we are not exposed to market risk resulting from the derivative transactions because the change in fair value will be offset by an opposite change in the values of the underlying hedged items.

The tables below provide information about our derivative financial instruments that are sensitive to changes in interest rates, foreign currency exchange rates, current market prices, terms to maturity, strike prices or other conditions. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates. For cross currency and interest rate swaps, forward foreign exchange contracts and currency options, the tables present the notional amounts and weighted average exchange rates or weighted average interest rates by contractual maturity dates. For energy hedging contacts as well as energy trading contracts, the tables present the weighted average prices, notional values and net fair values of contracts by the contractual maturity periods.

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

INTEREST RATE RISK

		As of December 31, 2005								As of December 31, 2004
		Expected Maturity Dates							Aggregate Fair Value(1)		Aggregate Fair Value(1)
		2006	2007	2008	2009	2010	Thereafter	Total		Total
		(in HK$ equivalent, millions)
	Currency
I. Capital Market Instruments

Fixed Rate Note	USD	2,340	–	–	–	–	2,485	4,825	4,825	4,680	5,060
Average Interest Rate (%)		7.50	–	–	–	–	6.25	6.86		6.88

Fixed Rate Note	HKD	–	–	–	–	–	3,000	3,000	2,981	2,000	2,143
Average Interest Rate (%)		–	–	–	–	–	4.53	4.53		4.67

Fixed Rate Note	AUD	–	–	–	–	–	1,822	1,822	1,792	–	–
Average Interest Rate (%)		–	–	–	–	–	6.25	6.25		–

Floating Rate Note	AUD	–	–	–	–	–	2,128	2,128	2,128	–	–
Average Interest Rate (%)		–	–	–	–	–	6.19	6.19		–

II. Bank Loans

Fixed Rate	INR	25	–	–	–	–	–	48	48	81	78
Average Interest Rate (%)		10.17	–	–	–	–	–	9.96		11.81

Fixed Rate	USD	–	–	–	–	–	–	–	–	2	2
Average Interest Rate (%)		–	–	–	–	–	–	–		5.42

Floating Rate	AUD	–	–	1,738	–	5,364	–	7,102	7,102	6,044	6,023
Average Interest Rate (%)		–	–	6.22	–	6.37	–	6.33		7.76

Floating Rate	EUR	190	190	190	190	188	–	948	948	1,259	1,278
Average Interest Rate (%)		4.33	4.74	4.77	4.76	4.76	–	4.68		4.56

Floating Rate	HKD	53	2,206	1,030	–	5,100	–	8,389	8,389	4,229	4,229
Average Interest Rate (%)		4.62	4.55	4.67	–	4.68	–	4.64		2.44

Floating Rate	INR	21	11	2	–	–	–	34	34	57	56
Average Interest Rate (%)		9.29	8.94	8.00	–	–	–	8.85		9.19

Floating Rate	RMB	11	11	14	16	16	160	229	229	–	–
Average Interest Rate (%)		5.51	5.51	5.51	5.51	5.51	5.51	5.51		–

		As of December 31, 2005								As of December 31, 2004
		Expected Maturity Dates							Aggregate Fair Value(1)		Aggregate Fair Value(1)
		2006	2007	2008	2009	2010	Thereafter	Total		Total
		(in HK$ equivalent, millions)
	Currency
III. Cross Currency & Interest Rate Swaps

1 Fixed to Variable
Notional pay amount	HKD	1,170	–	–	–	–	2,340	3,510	136	3,510	301
Notional receive amount	USD	1,170	–	–	–	–	2,340	3,510		3,510
Interest pay rate (%)		4.38	–	–	–	–	5.23	4.95		3.68
Interest receive rate (%)		7.50	–	–	–	–	6.25	6.67		6.67

2 Fixed to Fixed
Notional pay amount	HKD	1,170	–	–	–	–	–	1,170	(11)	1,170	(46)
Notional receive amount	USD	1,170	–	–	–	–	–	1,170		1,170
Interest pay rate (%)		8.00	–	–	–	–	–	8.00		8.00
Interest receive rate (%)		7.50	–	–	–	–	–	7.50		7.50

		As of December 31, 2005								As of December 31, 2004
		Expected Maturity Dates							Aggregate Fair Value(1)		Aggregate Fair Value(1)
		2006	2007	2008	2009	2010	Thereafter	Total		Total
		(in HK$ equivalent, millions)

IV. Interest Rate Swaps

1 Variable to Fixed
Notional amount	HKD	1,170	1,000	–	–	1,200	–	3,370	(30)	2,170	(167)
Interest pay rate (%)		5.65	5.32	–	–	4.67	–	5.20		5.50
Interest receive rate (%)		4.03	4.35	–	–	4.48	–	4.29		1.79

2 Variable to Fixed
Notional amount	AUD	–	–	–	–	3,814	2,510	6,324	(19)	14,125	(191)
Interest pay rate (%)		–	–	–	–	5.78	5.77	5.78		6.48
Interest receive rate (%)		–	–	–	–	5.7	5.7	5.7		6.14

Note:

(1)	Fair value for financial instruments represent the amounts we would receive / (pay) to close out the transactions.

CURRENCY RISK

		As of December 31, 2005								As of December 31, 2004
		Expected Maturity Dates							Aggregate Fair Value(1)		Aggregate Fair Value(1)
		2006	2007	2008	2009	2010	Thereafter	Total		Total
		(in HK$ equivalent, millions)
	Currency
I. Bank Loans

Fixed Rate	INR	25	22	–	–	–	–	48	48	81	78
Average Interest Rate (%)		10.17	9.71	–	–	–	–	9.96		11.81

Fixed Rate	USD	–	–	–	–	–	–	–	–	2	2
Average Interest Rate (%)		–	–	–	–	–	–	–		5.42

Floating Rate	AUD	–	–	1,738	–	5,364	–	7,102	7,102	6,044	6,023
Average Interest Rate (%)		–	–	6.22	–	6.37	–	6.33		7.8

Floating Rate	EUR	190	190	190	190	188	–	948	948	1,259	1,278
Average Interest Rate (%)		4.33	4.74	4.76	4.76	4.76	–	4.68		4.6

Floating Rate	INR	21	11	2	–	–	–	34	34	57	56
Average Interest Rate (%)		9.29	8.94	8.00	–	–	–	8.85		9.2

Floating Rate	RMB	11	11	14	16	16	160	229	229	–	–
Average Interest Rate (%)		5.51	5.51	5.51	5.51	5.51	5.51	5.51		–

Note:

(1)	Fair value for financial instruments represent the amounts we would receive/(pay) to close out the transactions.

CURRENCY RISK (continued)

	As of December 31, 2005								As of December 31, 2004
	Expected Maturity Dates							Aggregate Fair Value(1)		Aggregate Fair Value(1)
	2006	2007	2008	2009	2010	Thereafter	Total		Total
	(in HK$ equivalent, millions)

II. Forward Foreign Exchange

1. For Firm Commitments
Swiss Franc	–	–	–	–	–	–	–	–	1	0
Weighted Average Contract Rate (Vs HKD)	–	–	–	–	–	–	–	–	6.3479

British Pounds	36	4	–	–	–	–	40	(1)	12	0
Weighted Average Contract Rate (Vs HKD)	13.7034	13.9915	–	–	–	–	17.7331		14.6161

NZD	8	2	–	–	–	–	10	0	–	–
Weighted Average Contract Rate (Vs HKD)	5.1944	4.9529	–	–	–	–	5.1487		–

Japanese Yen	10	–	–	–	–	–	10	0	9	1
Weighted Average Contract Rate (Vs HKD)	0.0679	–	–	–	–	–	0.0679		0.0739

Euro	180	–	–	–	–	–	180	(5)	131	9
Weighted Average Contract Rate (Vs HKD)	9.5404	–	–	–	–	–	9.5404		10.0308

Japanese Yen	7	–	–	–	–	–	7	0	–	–
Weighted Average Contract Rate (Vs AUD)	0.0120	–	–	–	–	–	0.0120		–

USD	4	–	–	–	–	–	4	0	–	–
Weighted Average Contract Rate (Vs AUD)	1.3708	–	–	–	–	–	1.3708		–

Euro	152	152	152	152	151	–	759	(16)	594	20
Weighted Average Contract Rate (Vs INR)	54.9151	54.9151	54.9151	54.9151	54.9151	–	54.9151		55.9500

2. For Anticipated Transactions
British Pounds	19	2	–	–	–	–	21	0	5	0
Weighted Average Contract Rate (Vs HKD)	13.7034	13.9915	–	–	–	–	13.7331		14.6161

Japanese Yen	6	–	–	–	–	–	6	0	6	0
Weighted Average Contract Rate (Vs HKD)	0.0679	–	–	–	–	–	0.0679		0.0739

Euro	282	–	–	–	–	–	282	(8)	46	0
Weighted Average Contract Rate (Vs HKD)	9.5404	–	–	–	–	–	9.5404		10.0283

NZD	5	1	–	–	–	–	6	0	0	0
Weighted Average Contract Rate (Vs HKD)	5.1944	4.9529	–	–	–	–	5.1487		–

USD	8,831	8,535	8,207	7,346	7,878	46	40,843	(276)	40,847	(1,217)
Weighted Average Contract Rate (Vs HKD)	7.7787	7.7918	7.7874	7.6917	7.6692	7.7336	7.7464		7.7677

3. For Net Investment in Foreign Operations
Australian Dollar	–	–	–	–	–	–	–	–	2,321	23
Weighted Average Contract Rate (Vs HKD)	–	–	–	–	–	–	0.0000		5.9674

USD	585	–	–	–	–	–	585	(5)	989	(28)
Weighted Average Contract Rate (Vs CNY)	7.8867	–	–	–	–	–	7.8867		7.9626

Note:

(1)	Fair value for financial instruments represent the amounts we would receive / (pay) to close out the transactions.

ENERGY HEDGING AND TRADING CONTRACTS

Energy Hedging Contracts

	2005
	Weighted average contract price	Notional Contract Value	Net Fair Value
	HK$ equivalent / Mwh	in HK$ equivalent, millions	in HK$ equivalent, millions
Less than 1 year	211.66	1,923	51
1-3 years	212.79	1,516	(10)
4-5 years	239.06	139	(8)
After 5 years	0	0	0

			33

ENERGY HEDGING AND TRADING CONTRACTS (continued)

Energy Trading Contracts

	2005
	Weighted average contract price HK$ equivalent / Mwh	Notional Contract Value in HK$ equivalent, millions #	Net Fair Value in HK$ equivalent, millions

The following table details the value and terms of energy trading swap contracts as at December 31, 2005:

Less than 1 year	227.57	5,504	62
1-3 years	227.68	2,386	(25)
4-5 years	–	0	0
After 5 years	–	0	0

			37

The following table details the value and terms of energy trading cap contracts as at December 31, 2005:

Less than 1 year	238.17	(373)	31
1-3 years	118.61	(433)	31
4-5 years	23.34	(73)	72
After 5 years	–	–	–

			134

The following table details the value and terms of energy trading contracts other than swap and cap contracts as at December 31, 2005:

Less than 1 year	237.91	47	8
1-3 years	247.60	43	6
4-5 years	265.66	10	–
After 5 years	–	–	–

			14

#	Negative values represent a net “sell” position

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None of these events occurred in any of fiscal years 2003, 2004 or 2005.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.	Controls and Procedures

Our Company has had in place for many years an integrated framework of internal controls which is consistent with the Committee of Sponsoring Organizations of the Treadway Commission, or COSO framework. Under our framework, management is primarily responsible for the design, implementation, and maintenance of internal controls, while the Board of Directors and its Audit Committee oversee the actions of management and monitor the effectiveness of the controls that have been put in place.

CLP has long recognized that an ethical corporate culture is the only reliable cornerstone upon which we can grow our company. Thus, CLP strives to nourish a culture where everyone in the Group is committed to honest and open business practices. We therefore consciously create and maintain an environment which rewards ethical behavior.

As part of our efforts in nourishing an ethical corporate culture, we make sure that every employee knows what values our corporation treasures. We let our people know that these values should be used as guiding principles when carrying out our activities. In pursuit of our goals, CLP espouses the following core values towards its stakeholders and key aspects of its operations:

•	CLP cares for people

•	CLP cares for the community

•	CLP cares for the environment

•	CLP cares about performance

•	CLP respects laws and standards

•	CLP values innovation and knowledge

To set the tone for the Group and to provide and communicate moral guidance, our Company’s expectations related to duty and integrity are clearly spelled out in formal policy manuals, which include our Company’s Code of Conduct and Management Control Standards Manual. Overseas subsidiaries are required to implement similar controls.

Our Code of Conduct contains guidelines on: our respect for people, our commitment to ethics and business integrity, our requirements with respect to avoiding conflicts of interest, our prohibition against taking or offering bribes, our guidelines with respect to gifts and entertainment, etc. The message “we care how results are achieved, not just that they are achieved” contained in our Code of Conduct clearly demonstrates our commitment and willingness to forgo short-term benefits or expedience in order to protect our Company’s core values.

Our Management Control Standards form the backbone upon which all our major policies and procedures are built. These standards collectively set out the basic control standards required for the formulation and administration of Group policies and for the planning, organizing, and functioning of business entities. They cover basic control standards required for administrative and operating activities such as delegation of authority, personnel administration, planning, budgeting performance monitoring, contracting, computer systems and facilities, safeguarding information and derivative instruments. They also cover basic control standards established to ensure the integrity and objectivity of the accounting and financial records and to ensure that the objectives of authorization, accounting and safeguarding of assets are met.

At CLP, our internal control system covers every activity and transaction of our Group. Our system is based on clear stewardship responsibilities, authorities and accountability. We emphasize to our employees that everyone, no matter where he or she stands in the corporate hierarchy, is an important part of our internal control system and we expect them to contribute to that system.

Built into our system are adequate checks and balances such that no one party can “monopolize” a transaction, activity or process to conceal irregularities. As an integral part of our internal control system, well defined policies and procedures are properly documented and access to these documents are provided to those who need to know.

We recognize that we can only gain acceptance of these policies and procedures through clear communication and repeated reinforcement. To ensure understanding and compliance, the Group spends significant time and effort in holding lectures, workshops, training courses, self-study, and other activities to ensure every employee is fully aware of, understands and complies with important policies and procedures, such as the Code of Conduct. Training is also provided to our new employees as an integral part of their orientation. To reinforce understanding and commitment from employees, periodically refresher courses and workshops based on real-life situations are held, targeting every employee in the Group.

In addition to setting these guidelines, principles and values and to establishing open and continual communication, we recognize that an environment where employees feel free to bring problems to management is also necessary to make our internal control system successful. Our Code of Conduct makes it clear that all reports to management will be handled confidentially to the extent possible under the circumstances and, most importantly, that everyone in senior management will fully support those who in good faith report potential or actual breaches of the Code of Conduct. Furthermore, to help create a positive work environment, CLP has in place measures such as:

•	Recognition and reward systems that work in tandem with goals and results

•	Equal employment opportunities

•	Team-oriented, collaborative decision-making policies

•	Professionally administered compensation programs

•	Professionally administered training and career development programs

No matter how well an internal control system is designed and maintained, it can only provide reasonable, but not absolute assurance. No system of control can totally eliminate the possibility of human error or deliberate attempts to defraud our Company. Recognizing this, we maintain an effective internal audit function, whose main features include:

•	Fully empowered auditors with access to all data and every operation of the Group

•	Adequately resourced and well qualified and capable staff

•	Risk-based auditing, concentrating on areas with significant risks or where significant changes have been made

As a foreign private issuer, CLP Holdings Limited has to comply with the U.S. Sarbanes-Oxley Act, or the Act of 2002. Under Section 404 of the Act, management will have to prepare annually a report on the issuer’s system of internal control over financial reporting and to provide its opinion as whether or not such controls are effective starting with the fiscal year ending on or after July 15, 2006. To this end, since early 2004, management and employees, assisted by external consultants with particular experience in the design and implementation of internal control systems, have evaluated our control environment, conducted risk assessments of businesses and processes, both at the entity level and also the various processes/transactions levels, and documented those processes which are critical to the Group’s performance.

As part of the Section 404 review process, key risks have been identified, along with the controls required to mitigate those risks. Starting in 2005, all key controls are now tested periodically by process owners /cross-functional teams and the internal auditors, with reference to the assessed risks. Based on the results of those tests, process owners are able to certify to Senior Management that their internal controls are working as intended or that necessary corrections have been made where control weaknesses have been found. Internal auditors also inform Senior Management whether controls have been working properly or that changes were made to ensure the integrity of financial statements.

Furthermore, in order to ensure that the risk management framework for the newly acquired merchant energy business in Australia is adequate and effective, a Risk Management Committee of TRUenergy has recently been established to review and consider risk related issues affecting, or potentially affecting, the TRUenergy business such as policies relating to energy trading, derivatives and credit risk management.

In addition to the above, our Chief Executive Officer and Chief Financial Officer submit an annual “General Representation Letter” to the Audit Committee, in which they give a personal certification of compliance by themselves and their subordinates with a range of key internal control systems, disciplines and procedures. These letters rest on similar letters of representation issued by individual managers across the CLP Group, which certify compliance with internal controls as to their particular businesses, departments and activities. These General Representation Letters reinforce personal responsibility for good governance and controls at all levels within the Group.

The Audit Committee reviews the findings and opinion of Group Internal Audit and Management on the effectiveness of our Company’s system of internal control twice each year, and reports annually to the Board. In respect of the year ended December 31, 2005, the Board considered our internal control system as well as our disclosure controls and procedures effective and adequate. In the second quarter of 2006, in the course of our Section 404 readiness project, we noted a number of material and significant deficiencies, which arose principally as a result of access control issues, limited segregation of duties and weak general computer controls, mainly at TRUenergy, a newly acquired subsidiary. The bulk of those deficiencies have since been rectified and we are not aware they had been exploited to impact on our financial position and results of operations. We shall retest all related controls starting the third quarter of 2006 and we expect the retesting to be completed by December 31, 2006.

As at December 31, 2005, only 2.44% of our shares were held in the form of American Depositary Receipts. While a small number of our security holders are U.S. residents, we incur significant compliance costs and are exposed to legal liability in the United States, as a result of our compliance with U.S. securities laws in common with many similar situated foreign private issuers, we have carefully considered the possibility of deregistering our securities under the U.S. Securities Exchange Act of 1934, as amended. In December 2005, the U.S. Securities and Exchange Commission, or SEC, proposed new rules to make it easier for foreign private issuers to deregister and to terminate their SEC reporting obligations. CLP has written to the SEC expressing its support for the proposals and suggesting some further refinements to them. If the rule changes as finally implemented provide an opportunity for CLP to deregister, we envisage that we would make use of that opportunity as soon as practicable.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

In May 2003, our Board of Directors determined Mr. V. F. Moore to be our audit committee financial expert.

Mr. Moore was appointed as our Non-executive Director in 1997 and became our Independent Non-executive Director effective from September 27, 2002. His independence was determined in accordance with the Hong Kong Listing Rules. He has also acted as the Chairman of the Audit Committee since April 1, 1998. He is a Fellow of The Institute of Chartered Accountants in England and Wales and a Fellow of The Hong Kong Institute of Certified Public Accountants. His biographical details are shown in “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management”.

Item 16B.	Code of Ethics

We have adopted a formal Code of Conduct (the “Code”), which places all employees (including our Chief Executive Officer, Chief Financial Officer and Director of Group Financial Control) and directors of our Company under specific obligations as to the ethics and principles by which our business is conducted. We adopted our initial Code in the early 1990’s and we believe we are amongst the first companies in Hong Kong to document our commitments in such a code. We amended our Code in December 2002 to address the code of ethics requirements of the Sarbanes-Oxley Act. There have been no changes to the Code since then.

Management and staff receive periodic training on the Code and its implications from time to time. Staff at senior and middle management level is required to sign annual statements confirming compliance with the Code. During 2005, there were 11 breaches of the Code, including an employee of a foreign subsidiary with responsibility for financial reporting who wrongly made claims for staff expenses for which he was not entitled. There was no evidence to suggest that this employee committed any fraud related to the subsidiary’s internal control over financial reporting. The employee was subsequently asked to resign and did resign. Other sanctions applied in 2005 ranged from reprimands to dismissal. None of the breaches of the Code involved senior managers or was material to the Group’s financial statements or overall operations. No waivers of any of the requirements of the Code were granted to any director or senior manager or, for that matter, any other employee.

To establish a shared vision and a common set of values for all of our employees throughout the CLP Group, our Code has been progressively adapted to all our wholly-owned subsidiaries. In the case of joint ventures or companies in which we do not hold a controlling interest, our representatives concerned are expected to act in accordance with the Code themselves and to do everything possible to influence those with whom they are working to ensure that they also act to similar standards of integrity and ethical behavior.

The text of the Code is posted on our website www.clpgroup.com under the “About CLP — Resources Centre — Publications — From Vision to Reality – The CLP Value Framework — Code of Conduct” section.

Item 16C.	Principal Accountant Fees and Services

	Total Fees
	2005		2004
	(in HK$ millions)

Audit fees	17		9
Audit-related fees	20	*	5
Other fees	–		–

Total	37		14

*	HK$ 3M out of this amount was capitalized

Audit fees

Audit fees are fees billed for professional services rendered for the audit of our consolidated financial statements and the review of the interim consolidated financial statements.

Audit-related fees

Audit-related fees were billed for assurance and related services that are not reported under “Audit fees”. These services include annual review of offering circular under the MTN program, merger and acquisition related services for potential projects, including accounting and tax due diligence, financial model audit and completion account audit, attest services that were not required by statute or regulation, and consultations concerning financial accounting and reporting standards. Audit-related fees in 2005 also included the pre-audit review of Sarbanes-Oxley Act Section 404 compliance in the amount of HK$7 million.

Other fees

None were incurred during the year.

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

Our consolidated financial statements contained in this report are based on the statutory accounts for the year ended December 31, 2005 approved by the Board on February 28, 2006, updated for the subsequent events relating to the acquisition of the MEB (see Note 34(b) to the consolidated financial statements) and the reconciliations between Hong Kong GAAP and U.S. GAAP.

Our consolidated financial statements and the report thereon by our independent registered public accounting firm listed below are attached to this annual report as follows:

Page

CLP Holdings Limited

Report of Independent Registered Public Accounting Firm	F – 2

Consolidated Profit and Loss Accounts for the years ended December 31, 2003, 2004 and 2005	F – 3

Consolidated Balance Sheets as of December 31, 2004 and 2005	F – 4 to F – 5

Consolidated Statements of Changes in Equity for the years ended December 31, 2003, 2004 and 2005	F – 6 to F – 7

Consolidated Cash Flow Statements for the years ended December 31, 2003, 2004 and 2005	F – 8

Notes to the Consolidated Financial Statements	F – 9 to F – 70

Scheme of Control Statement	F – 71 to F – 72

Item 18.	Financial Statements

Not applicable.

Item 19.	Exhibits

Exhibit No.	Exhibit Index Description

1.1

Memorandum and Articles of Association of our company adopted on October 8, 1997 and December 12, 1997, amended on October 8, 1999, April 25, 2002, May 5, 2003, April 22, 2004, April 28, 2005 and April 25, 2006

2.1*

Trust Deed in respect of the US$1,500,000,000 Medium Term Note Program, established by our indirectly wholly owned subsidiary, CLP Power Hong Kong Financing Limited on April 3, 2002 and guaranteed by CLP Power Hong Kong Limited, modified by the First and Second Supplemental Trust Deeds dated April 15, 2003 and June 3, 2005, respectively.

4.1	Side letter in respect of Scheme of Control Agreement dated March 29, 2004 among CLP Power, CAPCO, ExxonMobil Energy Limited and the Hong Kong Government.

8.1	List of subsidiaries. See “Item 4. Information on the Company — C. Organization Structure”.

12.1	Certification by our Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by our Group Executive Director & Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by our Group Executive Director & Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*

Trust Deed dated April 3, 2002 was incorporated by reference into our Annual Report on Form 20-F for the year ended December 31, 2001, dated June 25, 2002 and filed with the Securities and Exchange Commission on June 27, 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLP HOLDINGS LIMITED

By:	/s/ Mr. Peter P. W. Tse
Peter P. W. Tse Group Executive Director & Chief Financial Officer

Date: June 20, 2006

INDEX TO FINANCIAL STATEMENTS

Page
CLP Holdings Limited

Report of Independent Registered Public Accounting Firm	F - 2

Consolidated Profit and Loss Accounts for the years ended December 31, 2003, 2004 and 2005	F - 3

Consolidated Balance Sheets as of December 31, 2003 and 2004	F – 4 to F-5

Consolidated Statements of Changes in Equity for the years ended December 31, 2003, 2004 and 2005	F – 6 to F – 7

Consolidated Cash Flow Statements for the years ended December 31, 2003, 2004 and 2005	F – 8

Notes to the Consolidated Financial Statements	F – 9 to F – 70

Scheme of Control Statement	F – 71 to F – 72

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CLP Holdings Limited

We have audited the consolidated financial statements of CLP Holdings Limited and its subsidiaries on pages F-3 to F-70 which include the consolidated balance sheets as of December 31, 2004 and 2005, and the related consolidated profit and loss accounts, statements of changes in equity and cash flow statements for the years ended December 31, 2003, 2004 and 2005 which, as described in Note 2(A), have been prepared on the basis of accounting principles generally accepted in Hong Kong. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CLP Holdings Limited and its subsidiaries at December 31, 2004 and 2005, and the results of its operations and cash flows for the years ended December 31, 2003, 2004 and 2005 in conformity with accounting principles generally accepted in Hong Kong.

As discussed in Note 1 to the consolidated financial statements, these consolidated financial statements differ in certain significant respects from the Hong Kong statutory accounts upon which we issued our report dated February 28, 2006 on our audit performed in accordance with generally accepted auditing standards in Hong Kong. They have been updated for adjusting subsequent events between February 28, 2006 and June 20, 2006.

As discussed in Note 2(A) to the consolidated financial statements, the Company adopted the new / revised Hong Kong Financial Reporting Standards (HKFRSs) issued by the Hong Kong Institute of Certified Public Accountants during the year ended December 31, 2005. The effect of adoption of certain new /revised HKFRSs, which resulted in changes to some accounting policies of the Company, is set out in Note 2(A) to the consolidated financial statements.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 35 to the consolidated financial statements.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong

June 20, 2006

CLP HOLDINGS LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Year ended December 31,
	Note	2003 HK$M		2004 HK$M		2005 HK$M		2005 US$M
		(Restated)		(Restated)
Revenue	6		28,170		30,741		38,584		4,976

Expenses
Purchases of electricity, gas and distribution services	32(A)		15,873		16,055		21,516		2,775
Staff expenses			1,157		1,284		1,505		194
Fuel and other operating costs			2,289		3,070		3,972		512
Depreciation and amortization			2,317		2,485		2,896		374

			21,636		22,894		29,889		3,855

Property disposal gain			–		214		–		–

Operating profit	7,8		6,534		8,061		8,695		1,121
Finance costs	9		(975)		(1,299)		(1,613)		(208)
Finance income	9		48		63		124		16
Share of results, net of tax
jointly controlled entities	10,18		3,155		2,897		3,099		400
associated companies	10,19		66		188		140		18

Profit before taxation			8,828		9,910		10,445		1,347

Taxation	11
current and deferred, excluding tax consolidation benefit			(1,141)		(1,296)		(1,082)		(139)
deferred: tax consolidation benefit from Australia			–		–		2,004		258

			(1,141)		(1,296)		922		119

Profit after taxation			7,687		8,614		11,367		1,466
Minority interest			–		–		1		–

Earnings attributable to shareholders	12		7,687		8,614		11,368		1,466

Dividends	13

Interim dividends paid
Ordinary			2,962		3,251		3,468		447
Final dividends proposed
Ordinary			1,565		1,758		1,999		258
Special			241		361		265		34

			4,768		5,370		5,732		739

Earnings per share, basic and diluted	14	HK$	3.19	HK$	3.58	HK	$ 4.72	US$	0.61

The accompanying notes are an integral part of the financial statements.

CLP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2004 HK$M	2005 HK$M	2005 US$M
		(Restated)
Non-current assets
Fixed assets	15(A)	55,508	60,815	7,844
Leasehold land and land use rights	15(B)	2,240	2,234	288
Goodwill and other intangible assets	16	(1,022)	6,930	894
Interests in jointly controlled entities	18	14,998	16,519	2,131
Interests in associated companies	19	1,640	1,641	212
Deferred tax assets	25	1,043	2,537	327
Derivative instruments	20	–	260	33
Other non-current assets		9	506	65

		74,416	91,442	11,794

Current assets
Inventories – stores and fuel		299	596	77
Trade and other receivables	21	3,564	6,524	841
Derivative instruments	20	–	1,302	168
Bank balances, cash and other liquid funds	22	2,520	2,041	263

		6,383	10,463	1,349
Current liabilities
Customers’ deposits		(3,119)	(3,308)	(427)
Trade and other payables	23	(4,216)	(6,079)	(784)
Taxation payable		(403)	(376)	(49)
Short-term loans and current portion of long-term borrowings	24	(1,178)	(3,508)	(452)
Derivative instruments	20	–	(1,134)	(146)

		(8,916)	(14,405)	(1,858)

Net current liabilities		(2,533)	(3,942)	(509)

Total assets less current liabilities		71,883	87,500	11,285

The accompanying notes are an integral part of the financial statements.

CLP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

		As of December 31,
	Note	2004 HK$M	2005 HK$M	2005 US$M
		(Restated)
Financed by:
Equity
Share capital	26	12,041	12,041	1,553
Share premium		1,164	1,164	150
Reserves	27
Proposed dividends		2,119	2,264	292
Others		28,875	34,690	4,474

Shareholders’ funds		44,199	50,159	6,469
Minority interest		–	111	14

		44,199	50,270	6,483

Non-current liabilities
Long-term borrowings	24	17,596	25,883	3,338
Deferred tax liabilities	25	5,084	5,472	706
Derivative instruments	20	–	444	57
Fuel clause account	28	762	323	42
Scheme of Control (SoC) reserve accounts	29	3,720	4,174	538
Other non-current liabilities		522	934	121

		27,684	37,230	4,802

Equity and non-current liabilities		71,883	87,500	11,285

CLP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to equity holders of the Company
	Note	Share Capital HK$M	Share Premium HK$M	Reserves HK$M	Minority Interest HK$M	Total HK$M
Balance as at January 1, 2003, as previously reported		12,041	1,164	23,683	–	36,888

Net exchange gain recognized in equity		–	–	369	73	442
Earnings for the year		–	–	7,687	–	7,687

Total recognized income for the year		–	–	8,056	73	8,129

Dividends paid
2002 finals		–	–	(1,782)	–	(1,782)
2003 interims		–	–	(2,962)	–	(2,962)
Acquisition of remaining interest in a subsidiary		–	–	–	320	320
Share of movements in reserves of affiliated companies		–	–	41	–	41

		–	–	(4,703)	320	(4,383)

Balance as at December 31, 2003, restated		12,041	1,164	27,036	393	40,634

Company and subsidiaries		12,041	1,164	22,965	393	36,563
Jointly controlled entities		–	–	3,636	–	3,636
Associated company		–	–	435	–	435

Balance as at December 31, 2003, restated		12,041	1,164	27,036	393	40,634

Balance as at January 1, 2004, as restated		12,041	1,164	27,036	393	40,634

Net exchange gain recognized in equity	27	–	–	431	4	435
Earnings for the year		–	–	8,614	–	8,614

Total recognized income for the year		–	–	9,045	4	9,049

Dividends paid
2003 finals		–	–	(1,806)	–	(1,806)
2004 interims		–	–	(3,251)	–	(3,251)
Acquisition of remaining interest in a subsidiary		–	–	–	(397)	(397)
Share of movements in reserves of affiliated companies	27	–	–	(30)	–	(30)

		–	–	(5,087)	(397)	(5,484)

Balance as at December 31, 2004		12,041	1,164	30,994	–	44,199

Company and subsidiaries		12,041	1,164	27,037	–	40,242
Jointly controlled entities		–	–	3,383	–	3,383
Associated company		–	–	574	–	574

Balance as at December 31, 2004		12,041	1,164	30,994	–	44,199

CLP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

		Attributable to equity holders of the Company
	Note	Share Capital HK$M	Share Premium HK$M	Reserves HK$M	Minority Interest HK$M	Total HK$M	Total US$M

Balance as at January 1, 2005		12,041	1,164	30,994	–	44,199	5,701
Adjustments for adoption of new HKFRSs
Negative goodwill (HKFRS 3)		–	–	1,046	–	1,046	135
Derivative instruments (HKAS 39)		–	–	(16)	–	(16)	(2)

Balance as at January 1, 2005, as restated		12,041	1,164	32,024	–	45,229	5,834

Net exchange loss	27	–	–	(1,041)	–	(1,041)	(135)
Cash flow hedges, net of tax	27	–	–	54	–	54	7
Revaluation of assets, net of tax	27	–	–	117	–	117	15

Net loss recognized directly in equity		–	–	(870)	–	(870)	(113)

Earnings for the year		–	–	11,368	(1)	11,367	1,466

Total recognized income for the year		–	–	10,498	(1)	10,497	1,353

Dividends paid
2004 finals		–	–	(2,119)	–	(2,119)	(273)
2005 interims		–	–	(3,468)	–	(3,468)	(447)
Minority interest arising from business combination	5	–	–	–	112	112	14
Share of movements in reserves of affiliated companies	27	–	–	19	–	19	2

		–	–	(5,568)	112	(5,456)	(704)

Balance as at December 31, 2005		12,041	1,164	36,954	111	50,270	6,483

Company and subsidiaries		12,041	1,164	32,783	111	46,099	5,946
Jointly controlled entities		–	–	3,478	–	3,478	448
Associated companies		–	–	693	–	693	89

Balance as at December 31, 2005		12,041	1,164	36,954	111	50,270	6,483

The accompanying notes are an integral part of the financial statements.

CLP HOLDINGS LIMITED

CONSOLIDATED CASH FLOW STATEMENTS

		Year ended December 31,
	Note	2003 HK$M	2004 HK$M	2005 HK$M	2005 US$M

Operating activities
Net cash inflow from operations	30(A)	7,858	11,502	12,039	1,553
Operating interest paid		(579)	(807)	(1,026)	(132)
Interest received		17	62	118	15
Profits tax paid		(860)	(562)	(1,085)	(140)

Net cash inflow from operating activities		6,436	10,195	10,046	1,296

Investing activities
Capital expenditure		(5,451)	(5,292)	(5,204)	(671)
Capitalized interest paid		(241)	(266)	(283)	(37)
Proceeds from disposal of fixed assets		402	251	198	25
Proceeds from disposal of other assets		659	55	46	6
Net cash outflow for acquisition of subsidiaries	30(B)	(354)	–	(12,439)	(1,604)
Acquisition of remaining interest in a subsidiary		–	(376)	–	–
Net cash outflow on settlement of forward contracts for investment hedging		(326)	(183)	–	–
Investments in and advances to jointly controlled entities		(983)	(565)	(728)	(94)
Purchase of investment securities		(438)	–	–	–
Proceeds from realization of employee retirement benefit plan assets		1,155	–	–	–
Dividends received from investments
- jointly controlled entities		3,582	3,066	3,056	394
- associated company		50	60	61	8
- other investments		34	–	–	–

Net cash outflow from investing activities		(1,911)	(3,250)	(15,293)	(1,973)

Net cash inflow / (outflow) before financing activities		4,525	6,945	(5,247)	(677)

Financing activities
Proceeds from long-term borrowings		2,019	2,700	21,272	2,744
Repayment of long-term borrowings		(1,562)	(2,798)	(11,070)	(1,427)
(Decrease) / Increase in short-term borrowings		–	(145)	239	31
Dividends paid		(4,744)	(5,057)	(5,587)	(721)

Net cash (outflow) / inflow from financing activities		(4,287)	(5,300)	4,854	627

Net increase / (decrease) in cash and cash equivalents		238	1,645	(393)	(50)
Cash and cash equivalents at beginning of year		516	787	2,520	324
Effect of exchange rate changes		33	88	(86)	(11)

Cash and cash equivalents at end of year		787	2,520	2,041	263

Analysis of balances of cash and cash equivalents
Short-term investments		44	21	377	49
Deposits with banks		617	2,382	1,481	191
Cash at banks and on hand		126	117	183	23

		787	2,520	2,041	263

The accompanying notes are an integral part of the financial statements.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General Information

The Company, CLP Holdings Limited, and its subsidiaries are collectively referred to as the Group in the consolidated accounts whilst its jointly controlled entities and associated companies are collectively referred to as affiliated companies. The principal activity of the Company is investment holding whilst the principal activities of the subsidiaries are the generation and supply of electricity in Hong Kong, Australia and India, and investment holding of power projects in the Chinese mainland and other countries in the Asia-Pacific region. During the year, the Group acquired control of (a) the merchant energy business division (MEB) of SPI Australia Group in Australia and (b) the Huaiji hydro power project in Guangdong, the Chinese mainland. Details of the acquisitions are described in Note 5.

The financial operations of the Company’s major subsidiary, CLP Power Hong Kong Limited (CLP Power Hong Kong), and its jointly controlled entity, Castle Peak Power Company Limited (CAPCO), are governed by a Scheme of Control (SoC) Agreement entered into with the Hong Kong Government. The Group’s electricity business in Hong Kong is therefore also referred to as SoC business.

The current SoC Agreement will expire on September 30, 2008. The Hong Kong Government is in the process of formulating a framework for the post-2008 regulatory regime. The final post-2008 regulatory framework will be subject to negotiation and agreement between CLP Power Hong Kong and the Government. The Group considers that there will not be any impairment to the fixed and other assets recognized under the existing SoC.

Our consolidated financial statements contained in this report are based on the Hong Kong statutory accounts for the year ended December 31, 2005 prepared on the basis of accounting principles generally accepted in Hong Kong and approved by the Board on February 28, 2006, updated for the subsequent events relating to the acquisition of the MEB (see Note 34(b) to the consolidated financial statements) as required by HKFRS and the reconciliations between Hong Kong GAAP and U.S. GAAP.

2.	Significant Accounting Policies

(A)	Basis of Preparation

The accounts have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRSs) issued by the Hong Kong Institute of Certified Public Accountants (HKICPA). They have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and financial liabilities (including derivative instruments) which are stated at fair value.

The preparation of the accounts in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the accounts, are disclosed in Note 4.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Significant Accounting Policies (continued)

(A)	Basis of Preparation (continued)

(i)	Adoption of new / revised HKFRSs which are effective for accounting periods commencing on or after January 1, 2005:

In 2005, the Group adopted the new / revised HKFRSs below, which are relevant to its operations. All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards, with the 2004 comparatives amended in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Investments in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings Per Share
HKAS 34	Interim Financial Reporting
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations
HK-Int 4	Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases

The adoption of above HKFRSs has the following impact on the Group’s accounting policies:

(a)	HKASs 2, 7, 10, 12, 14, 18, 19, 21, 23, 27, 28, 34, 37, 38 and HKFRS 2 have no material effect on the Group’s policies; and HKASs 8, 16, 24, 31 and 33 have affected certain disclosure in the accounts.

(b)	HKAS 1 “Presentation of Financial Statements”

HKAS 1 has affected certain presentation and disclosures in the accounts. Major changes relate to the presentation of (i) share of profit from Hok Un joint venture and transfers under the SoC arrangement, which had been shown separately on the profit and loss account and (ii) share of results of affiliated companies which previously represented the Group’s share of affiliated companies’ profit or losses before taxation. The adoption of HKAS 1 has also affected the presentation of minority interest.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Significant Accounting Policies (continued)

(A)	Basis of Preparation (continued)

(i)	Adoption of new / revised HKFRSs which are effective for accounting periods commencing on or after January 1, 2005: (continued)

(b)	HKAS 1 “Presentation of Financial Statements” (continued)

Pursuant to the provision of HKAS 1 which prohibits presentation of any items of income and expense as extraordinary items, the Group has reclassified (i) the share of profit from Hok Un as part of the share of results from jointly controlled entities, (ii) the transfers from/to Development Fund and special provision account as adjustments to revenue (Note 6) and (iii) the transfer to Rate Reduction Reserve as part of the finance costs (Note 9). The Group’s share of results of the affiliated companies has also been presented on an after taxation basis and the minority interest presented within equity, as prescribed under HKAS 1. These changes have no effect on earnings.

(c)	HKAS 17 “Leases” and HK-Int 4 “Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases”

The adoption of HKAS 17 has resulted in a change in the accounting policy relating to leasehold land and land use rights. In prior years, leasehold land and land use rights were accounted for as fixed assets and carried at cost less accumulated depreciation and accumulated impairment. Pursuant to the requirements under HKAS 17, leasehold land and land use rights are to be accounted for as operating leases. The upfront prepayments are amortized over the period of the leases or when there is impairment, the impairment is expensed in the profit and loss account. The Group has also made reference to the guidance provided under HK-Int 4 in the adoption of HKAS 17 to the Group’s land leases in Hong Kong.

The retrospective application of HKAS 17 and HK-Int 4 has resulted in a reclassification of unamortized lease premium for land from fixed assets to leasehold land and land use rights accounts, with a decrease in fixed assets and a corresponding increase in leasehold land and land use rights of HK$2,240 million at December 31, 2004. There was no impact to the opening balance of retained profits, nor to the profit and loss account.

(d)	HKAS 32 “Financial Instruments: Disclosure and Presentation” and HKAS 39 “Financial Instruments: Recognition and Measurement”

The adoption of HKAS 32 and HKAS 39 has resulted in a change in the accounting policy for recognition, measurement, derecognition and disclosure of financial instruments. Apart from the accounting for derivative instruments which is described below, HKAS 39 requires that where an entity sells a portfolio of receivables with recourse, that portfolio should be accounted for as a collateralized borrowing, since it does not qualify for derecognition. In the past, the Group followed the principles under the replaced accounting standard SSAP 28 “Provisions, Contingent Liabilities and Contingent Assets” and disclosed such type of transaction as a contingent liability.

Prior to January 1, 2005, derivative instruments of the Group were not recorded on the balance sheet based on the then prevailing accounting standards. In accordance with the provisions of HKAS 39, however, a derivative or embedded derivative is initially recognized at fair value on the date a derivative contract or hybrid contract is entered into and is subsequently re-measured at its fair value.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Significant Accounting Policies (continued)

(A)	Basis of Preparation (continued)

(i)	Adoption of new / revised HKFRSs which are effective for accounting periods commencing on or after January 1, 2005: (continued)

(d)	HKAS 32 “Financial Instruments: Disclosure and Presentation” and HKAS 39 “Financial Instruments: Recognition and Measurement” (continued)

The Group has also re-assessed the classification of the SoC reserves as a liability on the balance sheet under HKAS 32 and continues to consider that they meet the definition of a liability. Consequently, no adjustment to, or reclassification of, these balances is required as a result of the introduction of HKAS 32.

The Group has adopted HKAS 32 and HKAS 39 prospectively. For receivables sold with recourse, the change in the accounting policy has resulted in an increase in receivables and a corresponding increase in borrowings of HK$653 million on January 1, 2005. The Group also identified derivatives embedded in contracts. Recognition of such embedded derivatives has resulted in an increase in receivables and a corresponding increase in the balance of the retained profits as at January 1, 2005 of HK$157 million.

The Group further recognized financial and energy derivatives at fair value in the balance sheet on January 1, 2005 which amounted to a net liability of HK$1,199 million. The corresponding adjustments were to (i) decrease the Group’s share of net assets of affiliated companies by HK$110 million, (ii) increase the carrying amount of hedged borrowings by HK$249 million, (iii) increase the deferred tax assets and liabilities by HK$29 million and HK$7 million respectively, (iv) increase the other assets and liabilities by HK$1,368 million and HK$5 million respectively, and (v) decrease the reserves by HK$173 million.

The adjustments made to the balance sheet as at December 31, 2005 as a result of the adoption of HKAS 32 and HKAS 39 were to recognize derivative instruments (a net liability) of HK$16 million and corresponding (i) decrease in the Group’s share of net assets of affiliated companies of HK$78 million, (ii) increase in borrowings of HK$362 million, (iii) decrease in deferred tax assets of HK$51 million, (iv) increase in other assets of HK$528 million, and (v) increase in reserves of HK$21 million.

(e)	HKFRS 3 “Business Combinations” and HKAS 36 “Impairment of Assets”

Until December 31, 2004, goodwill was amortized on a straight-line basis over its estimated useful life and assessed for impairment whenever events or changes in circumstances indicated that its carrying amount might not be recoverable. The adoption of HKFRS 3 and HKAS 36 has resulted in a change in the accounting policy for goodwill. In accordance with the provisions of HKFRS 3, the Group ceased amortization of goodwill from January 1, 2005 and now tests for impairment annually and when there are indications of impairment. Pursuant to its transitional provisions, the Group also (i) eliminated the accumulated amortization of goodwill of HK$5 million on January 1, 2005 with a corresponding decrease in the cost of goodwill and (ii) derecognized the unamortized negative goodwill of HK$1,046 million, with a corresponding adjustment to the balance of retained profits on January 1, 2005. No impairment loss has been recognized in 2005.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Significant Accounting Policies (continued)

(A)	Basis of Preparation (continued)

(ii)	Effects of new / revised HKFRSs that have been issued but are not yet effective:

The HKICPA has issued a few new / revised HKFRSs that are effective for accounting periods commencing on or after January 1, 2006. The Group has started considering the potential impact of these HKFRSs. Based on the preliminary assessment, the Group believes that except for HKFRS-Interpretation 4 (HKFRS-Int 4) “Determining whether an Arrangement contains a Lease”, the adoption of other HKFRSs, if applicable, will affect disclosure only and will not result in substantial changes to the Group’s accounting policies. The Group has not early adopted these new / revised HKFRSs in the accounts for the year ended December 31, 2005.

In February 2005, the HKICPA issued HKFRS-Int 4 which provides guidance for determining whether a transaction or a series of related transactions, that does not take the legal form of a lease but conveys a right to use an asset in return for a payment or series of payments are, or contain, leases that should be accounted for in accordance with HKAS 17 “Leases”. The interpretation addressed the issues on how to determine whether an arrangement is, or contains a lease as defined in HKAS 17; when the assessment or a reassessment should be made; and how the payments for the lease should be separated from payments for any other elements in the arrangement. The interpretation is effective for accounting periods beginning on or after January 1, 2006.

A preliminary assessment of the Group’s existing electricity purchase arrangements is being carried out under the guidance provided by HKFRS-Int 4. Based on the criteria under HKFRS-Int 4, the Electricity Supply Contract between CLP Power Hong Kong and CAPCO may contain a lease. Should the lease be classified as financing in nature, assets under finance lease and finance lease obligations would have to be recognized in the balance sheet. The Group will be continuing with the assessment of the impact and the identification of any leases contained under other arrangements.

(B)	Basis of Consolidation

The consolidated accounts of the Group incorporate the accounts of the Company and its subsidiaries made up to December 31, and include the Group’s interests in jointly controlled entities and associated companies on the basis set out in Note 2(D) and Note 2(E) below, respectively.

The results of subsidiaries acquired during the year are included in the consolidated profit and loss account from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

All significant inter-company transactions and balances within the Group are eliminated on consolidation. Accounting policies of subsidiaries and affiliated companies have been changed where necessary to ensure consistency with the policies adopted by the Group.

(C)	Subsidiaries

A subsidiary is an entity which is controlled by the Company, through directly or indirectly, controlling the composition of the board of directors, controlling more than half of the voting power or holding more than half of the issued share capital. Control represents the power to govern the financial and operating policies of that entity. Where an entity in which the Company holds, directly or indirectly, more than half of the issued share capital, but is excluded from consolidation on the grounds of lack of effective control, it would be accounted for as a jointly controlled entity or an associated company, as appropriate.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Significant Accounting Policies (continued)

(C)	Subsidiaries (continued)

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the profit and loss account.

Interests in subsidiaries are carried on the balance sheet of the Company at cost together with advances from the Company which are neither planned nor likely to be settled in the foreseeable future, less provision for impairment. Provision for impairment in a subsidiary is made when the recoverable amount of the subsidiary is lower than the Company’s respective cost of investment. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(D)	Jointly Controlled Entities

A jointly controlled entity is a joint venture in which the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

Interests in jointly controlled entities in the consolidated accounts are accounted for by the equity method of accounting. The Group’s share of its jointly controlled entities’ post-acquisition results is recognized in the consolidated profit and loss account, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. In the consolidated balance sheet, interests in jointly controlled entities comprise the Group’s share of the net assets of and its net advances made to the jointly controlled entities (where the advances are neither planned nor likely to be settled in the foreseeable future), plus goodwill identified on acquisition and net of accumulated impairment losses.

(E)	Associated Companies

An associated company is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Interests in associated companies in the consolidated accounts are accounted for by the equity method of accounting. The Group’s share of its associated companies’ post-acquisition results is recognized in the consolidated profit and loss account, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. In the consolidated balance sheet, interests in associated companies comprises the Group’s share of the net assets of and its net advances made to the associated companies (where the advances are neither planned nor likely to be settled in the foreseeable future), plus goodwill identified on acquisition and net of accumulated impairment losses.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Significant Accounting Policies (continued)

(F)	Foreign Currency Translation

Items included in the accounts of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated accounts are presented in Hong Kong dollars, which is the Company’s functional and presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit and loss account, except when deferred in equity as qualifying net investment hedges.

For subsidiaries, jointly controlled entities and associated companies that have a functional currency different from the Group’s presentation currency (i.e. Hong Kong dollars), assets and liabilities for each balance sheet presented are translated at the year-end closing rate; whilst income and expenses for each profit and loss account are translated at average exchange rates for the year (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions). All resulting exchange differences are recognized as a separate component of equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the year-end closing rate.

(G)	Segment Reporting

A geographical segment is a group of assets and operations engaged in providing services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments. In accordance with the Group’s internal financial reporting, the Group has determined that geographical segments be presented as the primary reporting format.

Segment assets consist primarily of fixed assets, intangible assets, receivables and other operating assets, and exclude investments in affiliated companies and tax assets. Segment liabilities comprise operating liabilities and exclude items such as taxation and borrowings. Segment revenue is based on the country in which the electricity is generated and/or services are rendered. Segment capital additions represent the total cost incurred during the year to acquire fixed assets and other segment assets that are expected to be used for more than one year.

Unallocated items comprise mainly corporate assets, liquid funds and borrowings that are managed by corporate office and corporate expenses.

(H)	Revenue

Revenue represents primarily sales of electricity and gas, engineering and maintenance service fees, other electricity-related revenue such as temporary electricity supply works and reconnection fees and adjustments stipulated under SoC. It is measured at fair value of the consideration received or receivable, net of applicable tax, discounts and/or rebates.

Sales of electricity and gas are based on either actual and accrued consumption derived from meter readings or the amount billed in accordance with the terms of the contractual agreements where applicable during the year. Other revenue is recognized when services are rendered or sales are completed.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Significant Accounting Policies (continued)

(I)	Fixed Assets and Leased Assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. Major renewals and improvements which will result in future economic benefits, in excess of the originally assessed standard of performance of the existing assets, are capitalised, while maintenance and repair costs are charged to the profit and loss account in the year in which they are incurred. Additions represent new or replacement of specific components of an asset. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Fixed assets employed for the electricity business in Hong Kong, also referred to as SoC fixed assets, represent a major portion of the assets of the Group. Depreciation of these assets is on a straight-line basis using the rates authorized under the SoC which reflect the pattern in which the assets’ economic benefits are consumed:

Buildings	35 years
Cable tunnels	100 years
Overhead lines (132 kV and above)	35 years
Overhead lines (below 132 kV) and cables	30 years
Generating plant	25 years
Switchgear and transformers	35 years
Meters	15 years
System control equipment, furniture, tools, communication and office equipment	10 years
Computers and office automation equipment other than those forming part of the generating plant	5 years
Motor vehicles	5 years

Under SoC, leasehold land is considered as one class of fixed assets on which permitted return is earned and is amortized over the unexpired terms of the leases.

Fixed assets used for the non-SoC business, which are primarily for the electricity business located outside Hong Kong, are also depreciated on a straight-line basis. Their estimated useful lives are similar to those of the SoC fixed assets and are set out as follows:

Buildings	30 – 40 years
Generating plant	17 – 31 years
Switchgear and transformers	17 – 45 years
Gas storage plant	25 years
Other equipment	10 – 30 years
Furniture and fittings	5 – 10 years
Computers and office equipment	3 – 7 years
Motor vehicles	3 – 10 years
Leasehold land	unexpired terms of the leases
Land use rights	30 years
Freehold land	not depreciable

For plant under construction, no depreciation is provided until the construction is completed and the assets are ready for their intended use.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Significant Accounting Policies (continued)

(I)	Fixed Assets and Leased Assets (continued)

Leases of assets in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under an operating lease, e.g. up-front payments for leasehold land or land use rights, are amortized on a straight-line basis over the term of the lease to the profit and loss account.

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at their commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. A fixed asset under finance lease is depreciated over the shorter of its useful life or the lease term.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the profit and loss account.

(J)	Intangible Assets

(i)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary, jointly controlled entity or associated company at the date of acquisition. It is capitalised in the balance sheet as a separate asset if it relates to acquisition of subsidiary or included within interests in jointly controlled entities or associated companies if arising from acquisition of these respective entities. Goodwill is tested for impairment annually or whenever there is an indication that it may be impaired and carried at cost less accumulated impairment losses.

(ii)	Other intangible assets

Intangible assets other than goodwill are measured initially at cost or, if acquired in a business combination, fair value at the acquisition date. An intangible asset with a finite useful life is amortized on a straight-line basis over its useful life and carried at cost less accumulated amortization and accumulated impairment losses. An intangible asset with an indefinite useful life is tested for impairment annually or whenever there is an indication that it may be impaired and carried at cost less accumulated impairment losses.

(K)	Derivative Instruments

Prior to financial year 2005

The Group has applied HKAS 39 “Financial Instruments: Recognition and Measurement” prospectively from January 1, 2005. Derivative instruments were not recognized at fair value, nor were the gains or losses relating to the fair value change in these instruments being accounted for prior to 2005.

Adjustments on transition date: January 1, 2005

At the date of transition, fair value of derivative instruments is recognized with the corresponding adjustments taken to retained profits or hedging reserve, depending on whether the criteria for hedge accounting are satisfied at the transition date.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Significant Accounting Policies (continued)

(K)	Derivative Instruments (continued)

Starting financial year 2005

A derivative is initially recognized at fair value on the date a derivative contract is entered into and is subsequently re-measured at its fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either hedges of the fair value of recognized assets or liabilities or firm commitment (fair value hedges) or hedges of highly probable forecast transactions (cash flow hedges).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 20. Movements on the hedging reserve in equity are shown in Note 27.

(i)	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the profit and loss account, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(ii)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the profit and loss account.

Amounts accumulated in equity are transferred to the profit and loss account in the periods when the hedged item affects earnings. However, when the highly probable forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the profit and loss account. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the profit and loss account.

(iii)	Derivatives not qualifying for hedge accounting or are held for trading purposes

Certain derivative instruments do not qualify for hedge accounting or are entered into for trading purposes. Changes in the fair value of these derivative instruments are recognized immediately in the profit and loss account.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Significant Accounting Policies (continued)

(K)	Derivative Instruments (continued)

The Group enters into sale and purchase transactions for commodities within the ordinary course of business. Transactions that take the form of contracts that are within the scope of HKAS 39 are fair valued at each balance sheet date. Contracts that were entered into and continue to be held for the purpose of receipt or delivery of commodities in accordance with the Group’s expected sale, purchase or usage requirements are not within the scope of HKAS 39 but need to be assessed at inception to determine if they contain embedded derivatives.

An embedded derivative is one or more implicit or explicit terms in a contract that affect the cash flows of the contract in a manner similar to a stand-alone derivative instrument. Any embedded derivative that meets the separation criterion shall be separated from its host contract and measured as if it were a stand-alone derivative if its economic characteristics are not closely related to those of the host contract.

(L)	Inventories

Inventories comprise stores and fuel and are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis for stores. For fuel, the cost is measured on the first-in, first-out basis for oil and naphtha and weighted average basis for gas. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(M)	Trade and Other Receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the profit and loss account.

(N)	Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash at banks and on hand, demand deposits with banks and other financial institutions, short-term, highly liquid investments that are readily convertible to cash and with a maturity of three months or less from date of investment, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(O)	Impairment of Assets

Assets that have an indefinite useful life are not subject to amortization. They are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and in any case, at least annually. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.

An impairment loss recognized in prior years for an asset other than goodwill is reversed when there is a favourable change in the estimates used to determine the recoverable amount of an asset. A reversal of the impairment loss is limited to the asset’s carrying amount (net of accumulated amortization or depreciation) that would have been determined had no impairment loss been recognized in prior years.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Significant Accounting Policies (continued)

(P)	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition or issue of a financial liability. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is amortized to the profit and loss account or cost of the qualifying assets over the period of the borrowings using the effective interest method.

Borrowing costs are charged to the profit and loss account in the year in which they are incurred, except to the extent that they are capitalised when they are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(Q)	Deferred Taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Deferred taxation is determined using tax rates that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred taxation is also provided on temporary differences arising on investments in subsidiaries, jointly controlled entities and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(R)	Provisions and Contingent Liabilities

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Significant Accounting Policies (continued)

(S)	Employee Benefits

(i)	Retirement benefits

The Group operates and/or participates in a number of defined contribution plans in Hong Kong, including the CLP Group Provident Fund Scheme and Mandatory Provident Fund (MPF) scheme administrated by HSBC Life (International) Limited. These schemes are set up as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance. The assets of these schemes are held in separate trustee-administered funds. The pension plans are funded by payments from employees and by the participating companies of the Group, and provide benefits linked to contributions and investment returns on the plans.

Contributions to the defined contribution plans are recognized as an expense in the profit and loss account in the year to which the contributions relate, except to the extent that they are capitalised as part of the cost of qualifying assets.

(ii)	Incentive bonus and employee leave entitlement

Provisions are made for the estimated liability for incentive bonus and employee leave entitlement as a result of services rendered by employees up to the balance sheet date.

(T)	Related Parties

Related parties are individuals and companies, where the individual or company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(U)	Comparatives

Where necessary, comparative figures have been restated to conform with changes in presentation in the current financial year.

3.	Financial Risk Management

(A)	Financial Risk Factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest risk and price risk), credit risk, liquidity risk and cash flow interest-rate risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize the impact of exchange rate, interest rate and wholesale market energy price fluctuations on the Group’s financial performance. The Group uses different derivative instruments to manage its exposure in these areas. Other than certain energy trading activities engaged by subsidiaries of CLP Australia Holdings Pty Ltd (CLP Australia), all derivative instruments are employed solely for hedging purposes.

Risk management for Hong Kong operations, predominately the Company and its major subsidiary CLP Power Hong Kong, is carried out by the Company’s central treasury department (Group Treasury) under policies approved by the Board of Directors or the Finance & General Committee of those respective companies. Overseas subsidiaries and affiliated companies conduct their risk management activities in accordance with the policies approved by their respective Boards. Group Treasury identifies, evaluates and monitors financial risks in close co-operation with the Group’s operating units. The Group has written policies covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and cash management.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Financial Risk Management (continued)

(A)	Financial Risk Factors (continued)

(i)	Market risk

(a)	Foreign exchange risk

The Group’s foreign currency exposures primarily arise from investments outside Hong Kong and CLP Power Hong Kong’s significant foreign currency obligations relating to its U.S. dollar-denominated debts, nuclear power purchase off-take commitments and other fuel-related payments.

The Group uses forward contracts and currency swaps to manage its foreign exchange risk arising from future commercial transactions and recognized liabilities which are denominated in a currency that is not their functional currency. Hedging is only considered for firm commitments and highly probable forecast transactions. In order to mitigate the potential impact of foreign currency movement on electricity tariff in Hong Kong, CLP Power Hong Kong hedges all its U.S. dollar debt repayment obligations for the full tenor and a significant portion of its U.S. dollar obligations on fuel purchases for up to five years, provided that the hedging can be accomplished at rates below the Hong Kong Government’s historical target peg rate of HK$7.8:US$1.

With respect to the power project investments in the Asia-Pacific region, the Group is exposed to both foreign currency translation and transaction risks. The Group does not hedge the translation risk because translation gains or losses do not affect the project company’s cash flow or the Group’s annual profit until an investment is sold. The non-functional currency transaction exposures at the individual project company level, if not managed properly, can lead to significant financial distress. The Group’s primary risk mitigation is therefore to ensure that project-level debt financings are implemented on a local currency basis to the maximum extent possible. Certain investments have also incorporated direct and indirect indexation in their project agreements to reduce earnings impact from foreign exchange fluctuation.

(b)	Wholesale market energy price risk

CLP Australia sells and purchases electricity to/from the Australia’s National Electricity Market. Hedging contracts are entered into to cover forecasted generation loads and retail customer demands, despite its vertically integrated business structure which has been achieved since the acquisition of the MEB in May 2005. These contracts fix the price of electricity within a certain range for the purpose of hedging or protecting against fluctuations in the spot market price.

In addition to its physical market position, CLP Australia enters into financial transactions and other contractual commitments for energy trading purposes. This activity does create exposures which are being actively monitored and managed.

CLP Australia manages such exposure through an established risk management framework consisting of policies to place appropriate limits on overall energy market exposures, delegations of authority on trading, pre-defined product lists, regular reporting of exposures, and segregation of duties. The corporate governance process also includes the oversight by a Risk Management Committee which acts on behalf of CLP Australia’s Board.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Financial Risk Management (continued)

(A)	Financial Risk Factors (continued)

(ii)	Credit risk

The Group has no significant concentrations of credit risk with respect to the sales of electricity and/or gas in Hong Kong and Australia as their customer bases are widely dispersed in different sectors and industries. The Group has policies in place to monitor the financial viability of counterparties. CLP Power Hong Kong has established the credit policy to allow electricity sale customers to settle their bills within 15 to 17 days after issue. To limit the credit risk exposure, CLP Power Hong Kong also has the policy to require deposits from customers for an amount not exceeding the highest expected charge for 60 days determined from time to time by reference to the usage of the customers. For CLP Australia, receivables are due for settlement no more than 30 days after issue and collectibility is reviewed on an ongoing basis.

Gujarat Paguthan Energy Corporation Private Limited (GPEC), the Group’s subsidiary in India, sells all of its electricity output to Gujarat Urja Vikas Nigam Ltd (GUVNL, formerly known as Gujarat Electricity Board) through a 20-year power purchase agreement (PPA). The position of overdue and disputed receivables has improved significantly following the application of bond proceeds by GUVNL to settle overdue receivables in 2004 and the implementation of an amended PPA in recent years.

On the treasury side, all finance-related hedging transactions and deposits of the Company and its principal subsidiaries are made with counter-parties with acceptable credit ratings to minimize credit exposure. The Group further assigns mark-to-market limits to its financial counter-parties and monitors potential exposures to all counter-parties. All derivatives transactions are entered into at the sole credit of the respective subsidiaries and affiliated companies without recourse to the Company.

(iii)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and making available an adequate amount of committed credit facilities with staggered maturities to reduce refinancing risk in any year and to fund working capital, debt servicing, dividend payments, new investments and close out market positions if required. The Group maintains significant flexibility to respond to opportunities and events by ensuring that committed credit lines are available.

(iv)	Interest-rate risk

The Group’s interest-rate risk arises from debt borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk whilst borrowings issued at fixed rates expose the Group to fair value interest-rate risk. The Group manages its interest-rate risk by using fixed rate borrowings and interest rate swaps which have the economic effect of converting borrowings from floating rates to fixed rates.

The appropriate level of the fixed/floating mix is determined for each operating company subject to a regular review. For instance, CLP Power Hong Kong conducts an annual review to determine a preferred fixed/floating interest rate mix appropriate for its business profile. Each overseas subsidiary and project company has developed its own hedging program taking into consideration project debt service sensitivities to interest rate movements, lender requirements, tax and accounting implications. As at December 31, 2005, 54% of the Group’s borrowings were at fixed rates.

(B)	Accounting for Derivative Instruments and Hedging Activities

These are covered under the Significant Accounting Policies Note 2(K).

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Financial Risk Management (continued)

(C)	Fair Value Estimation

The fair value of financial instruments traded in active markets (such as publicly traded derivatives) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using appropriate valuation techniques and making assumptions that are based on market conditions existing at each balance sheet date. Discounted cash flow method is used to determine fair value for long-term borrowings. The fair value of forward foreign exchange contracts is calculated as the present value of expected future cash flows relating to the difference between the contract rates and the market forward rates at the balance sheet date. In measuring the swap transactions, the fair value is the net present value of the estimated future cash flows discounted at the market quoted swap rates.

The nominal values less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values.

4.	Critical Accounting Estimates and Judgements

In preparing the consolidated accounts, management is required to exercise significant judgements in the selection and application of accounting principles, including making estimates and assumptions. The following is a review of the more significant accounting policies that are impacted by judgements and uncertainties and for which different amounts may be reported under a different set of conditions or using different assumptions.

(A)	Asset Impairment

The Group has made substantial investments in tangible long-lived assets and equity investments outside Hong Kong. The Group conducts impairment reviews of these assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable or tests for impairment of goodwill annually in accordance with the relevant accounting standards. Determining whether an asset is impaired requires an estimation of the value in use, which requires the Group to estimate the future cash flows and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. In 2005, after reviewing the business environment as well as the Group’s objectives and past performance of the investments, management concluded that there was no impairment loss for goodwill and other long-lived assets.

(B)	Deferred Taxation

As at December 31, 2005, deferred tax asset of HK$3,815 million in relation to unused tax losses has been recognized in the consolidated balance sheet. Estimating the amount for deferred tax asset arising from tax losses requires a process that involves determining appropriate provisions for taxation, forecasting future years’ taxable income and assessing the Group’s ability to utilize tax benefits through future earnings. In cases where the actual future profits generated are less than expected, a material reversal of the deferred tax asset may arise, which would be recognized in the profit and loss account for the period in which such a reversal takes place. The Group’s deferred tax asset arising from tax losses is from the Group’s Australian business. While the current financial models indicate that the tax losses can be utilized in the future, any changes in assumptions and estimates and in tax regulations can affect the recoverability of this deferred tax asset.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	Critical Accounting Estimates and Judgements (continued)

(C)	SoC-related Accounts

As stipulated in the SoC Agreement, the balance in the Development Fund shall represent a liability in the accounts of CLP Power Hong Kong and shall not accrue to the benefit of its shareholders save as provided for by the SoC. In addition, an interest charge of 8% per annum on the Development Fund balance is to be accrued to the Rate Reduction Reserve account. CLP Power Hong Kong also has the obligation to maintain the fuel clause account, which represents the difference between an agreed standard cost of fuel and the actual fuel costs.

The Group has re-assessed the classification of the Development Fund, the Rate Reduction Reserve and the fuel clause account. The Group considers that CLP Power Hong Kong is required under the SoC to discharge its obligations arising from the SoC upon the expiry of the SoC Agreement such that these account balances meet the definition of a liability. As a result, the Group recognizes, in accordance with the SoC Agreement, income from sales of electricity as revenue except to the extent that the sales in the current period give rise to liabilities. This classification is based on the existing SoC arrangement which expires in 2008. Should there be any change to the terms of the existing SoC, a reclassification may be required.

5.	Business Combinations

(A)	Acquisition of Merchant Energy Business in Australia

The Group completed the acquisition of the MEB of SPI Australia Group, a wholly-owned subsidiary of Singapore Power Limited (Singapore Power) in two phases; with completion of the acquisition of a 100% interest in the energy retail and generation business on May 31, 2005 and a 33 1/3% interest in SEAGas partnership on August 28, 2005, as the latter was subject to the consents from other SEAGas partners.

The MEB is the one of the largest energy retailers in Australia and sells gas and electricity to over 1.1 million customers across Victoria, New South Wales, South Australia and Queensland. In addition, it owns a 1,280MW gas-fired power station at Torrens Island, South Australia, an interest in a long-term hedge contract for up to 966MW, a gas storage facility and a 33 1/3% interest in SEAGas which owns and operates a natural gas transmission pipeline between Victoria and South Australia.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	Business Combinations (continued)

(A)	Acquisition of Merchant Energy Business in Australia (continued)

Details of the net assets acquired and goodwill are as follows:

(i)	Assets and liabilities arising from the acquisition:

	Fair Value HK$M	Carrying Amount HK$M

Fixed assets (Note 15(A))	2,988	3,299
Intangible assets (Note 16)	1,545 (a)	3,300 (b)
Interests in affiliated companies	615	282
Derivative instruments, net	320	320
Trade and other receivables	1,549	1,549
Bank balances, cash and other liquid funds (Note 30(B))	645	645
Trade and other payables	(905)	(844)
Total borrowings	(15)	(15)
Deferred tax liabilities, net (Note 25)	(788)	(806)
Other net assets	271	185

Fair value of net assets acquired	6,225	7,915

Note (a):	A review of the valuation of contracted customers in Australia resulted in a reallocation of HK$185 million from goodwill to intangible assets.

Note (b):	The carrying amount included goodwill arising from restructuring of the MEB by SPI Australia Group prior to the acquisition by the CLP Group. This was written down to a fair value of zero upon acquisition.

(ii)	Goodwill arising from the acquisition:

	HK$M

Purchase consideration:
- cash paid	13,013
- direct costs relating to the acquisition	48
- consideration adjustment	(1,019	)(a)

Total purchase consideration	12,042
Fair value of net assets acquired (as shown above)	(6,225)

Goodwill (Note 16)	5,817

The MEB, when combined with the Group’s existing TRUenergy Yallourn Pty Ltd (Yallourn, formerly known as Yallourn Energy Pty Limited), has created a diversified energy business across retail and generation. The above goodwill is primarily attributable to the non-contracted customer base of the retail business and significant synergies expected to arise after the acquisition.

Note (a):	The acquisition of Australian Merchant Energy Business from an affiliate of Singapore Power Limited occurred in May 2005. A claim was lodged with this affiliated company prior to the end of 2005 and was settled in April 2006 for an amount of A$179 million (HK$1,019 million) which was paid to CLP Australia Holdings Pty Ltd.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	Business Combinations (continued)

(A)	Acquisition of Merchant Energy Business in Australia (continued)

The above figures are different from those disclosed in the Interim Accounts primarily attributable to (i) the completion of the acquisition of 33 1/3% interest in SEAGas and (ii) changes in recognition and measurement of some contractual arrangements and intangible assets. Impacts to the accounts are summarized below:

(i)	The Group completed the acquisition of SEAGas in August 2005 for a total cash consideration of A$195 million, with SEAGas being classified as a jointly controlled entity of the Group.

(ii)	The Group critically reviewed the accounting treatment of certain key transactions of the MEB, including the lease arrangement under the long-term hedge agreement with Ecogen Energy Pty Ltd (Ecogen, which owns 966MW gas-fired generation facilities in Victoria) and fair valuation methodology of electricity caps and options, during the second half of 2005. The Group had also performed a review to identify any intangible assets acquired. These changes in treatment and measurement as well as reclassification of certain assets and liabilities to conform with the Group policies have been reflected in the accounts, with the most significant impact being on fixed assets, intangible assets and total borrowings as a result of the reclassification of the long-term hedge agreement from being a finance lease to an operating lease (Note 31(C)).

The acquired business contributed revenue of HK$6,065 million and earnings of HK$38 million to the Group for the period from June 1, 2005 to December 31, 2005.

(B)	Additional Interest in Huaiji Project

The Group’s interest in Huaiji project increased from 41.5% to 75.0% following the acquisition of the interest held by Sun Hung Kai China Development Fund Limited on June 30, 2005 and completion of a shareholding restructuring on November 3, 2005. The Group then acquired control of Huaiji; and accordingly Huaiji was reclassified from a jointly controlled entity to a subsidiary of the Group. The project comprises 8 small hydro power stations that are in operation and one under construction in Huaiji County, Guangdong, amounting to a total of 98MW.

Details of the net assets acquired and goodwill are as follows:

(i)	Assets and liabilities arising from the acquisition:

	Fair Value	Carrying Amount (a)
	HK$M	HK$M

Fixed assets (Note 15(A))	662	487
Leasehold land and land use rights (Note 15(B))	43	21
Deferred tax assets (Note 25)	6	36
Trade and other receivables	79	79
Bank balances, cash and other liquid funds (Note 30(B))	30	30
Trade and other payables	(85)	(85)
Total borrowings	(228)	(228)
Other net liabilities	(51)	(51)

Net assets	456	289

Net assets previously recorded as jointly controlled entity	(191)
Minority interest (25%)	(112)

Fair value of net assets acquired	153

Note (a):	After adjustments for receivables due from the joint venture partner given up upon restructuring.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	Business Combinations (continued)

(B)	Additional Interest in Huaiji Project (continued)

(ii)	Goodwill arising from the acquisition:

HK$M

Purchase consideration:
- cash paid	53
- non-cash consideration(a)	100

Total purchase consideration	153
Fair value of net assets acquired (as shown above)	(153)

Goodwill	–

Note (a):	Non-cash consideration mainly represents the Group’s share of Huaiji’s receivables due from the joint venture partner given up upon restructuring.

The acquired business contributed revenue of HK$17 million and an operating loss of HK$2 million to the Group for the period from November 1, 2005 to December 31, 2005.

(C)	If the above two acquisitions had occurred on January 1, 2005, the combined Group revenue and earnings would have been HK$42,703 million and HK$11,526 million respectively.

6.	Revenue

An analysis of the Group revenue, which incorporates the revenue of the MEB and Huaiji after each became a subsidiary of the Group in 2005, is as follows:

	2003 HK$M	2004 HK$M	2005 HK$M

Sales of electricity	27,937	30,464	36,894
Sales of gas	–	–	1,801
Other revenue	311	320	416

	28,248	30,784	39,111
Transfer to Development Fund (A)	(572)	(219)	(527)
Transfer from special provision account	494	176	–

	28,170	30,741	38,584

(A)	Pursuant to the SoC Agreement, if the gross tariff revenue in Hong Kong in any year exceeds or is less than the total of the operating costs, permitted return and taxation charges, such excess shall be added to, or such deficiency shall be deducted from, the Development Fund (Note 29).

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Segment Information

The Group operates, through its subsidiaries, jointly controlled entities and associated companies, in four major geographical regions - Hong Kong, Australia, the Chinese mainland and other countries in Asia. Information about the Group’s operations by geographical regions is as follows:

	Hong Kong HK$M	Australia HK$M	Chinese Mainland HK$M		Other Countries in Asia HK$M	Unallocated Items HK$M	Total HK$M

For year ended December 31, 2003
Revenue	25,857	1,246	–		1,064	3	28,170

Segment results	6,197	473	(145)		380	(371)	6,534
Share of results, net of tax
jointly controlled entities	1,762	50	1,080	(a)	263	–	3,155
associated companies	(66)	–	–		132	–	66

Profit/(Loss) before financing and taxation	7,893	523	935		775	(371)	9,755
Finance costs							(975)
Finance income							48
Taxation							(1,141)

Earnings for the year							7,687

Capital additions	5,127	461	2		3	1	5,594
Depreciation and amortization	1,978	255	2		80	2	2,317
Impairment charges	62	–	–		–	–	62

As at December 31, 2003
Segment assets	41,025	11,768	16		5,583	208	58,600
Interests in
jointly controlled entities	6,845	–	6,400		1,442	–	14,687
associated companies	84	–	–		1,509	–	1,593
Tax assets	–	944	–		8	–	952

Consolidated total assets	47,954	12,712	6,416		8,542	208	75,832

Segment liabilities	10,232	855	78		586	72	11,823
Total borrowings	–	6,444	–		1,607	10,646	18,697
Tax liabilities	4,334	55	–		289	–	4,678

Consolidated total liabilities	14,566	7,354	78		2,482	10,718	35,198

Note (a):	Out of the HK$1,080 million, HK$763 million was attributed to investments in GNPJVC and PSDC, whose generating facilities serve Hong Kong.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Segment Information (continued)

	Hong Kong HK$M	Australia HK$M	Chinese Mainland HK$M		Other Countries in Asia HK$M	Unallocated Items HK$M	Total HK$M

For year ended December 31, 2004
Revenue	26,923	2,000	–		1,814	4	30,741

Segment results	7,155	770	(181)		474	(157)	8,061
Share of results, net of tax
jointly controlled entities	1,697	–	1,014	(a)	186	–	2,897
associated companies	(2)	–	–		190	–	188

Profit/(Loss) before financing and taxation	8,850	770	833		850	(157)	11,146
Finance costs							(1,299)
Finance income							63
Taxation							(1,296)

Earnings for the year							8,614

Capital additions	5,282	511	7		17	6	5,823
Depreciation and amortization	1,875	425	2		181	2	2,485
Impairment charges	11	–	15		–	–	26

As at December 31, 2004
Segment assets	44,374	12,317	215		6,007	205	63,118
Interests in
jointly controlled entities	6,894	–	6,643		1,461	–	14,998
associated companies	–	–	–		1,640	–	1,640
Tax assets	–	1,043	–		–	–	1,043

Consolidated total assets	51,268	13,360	6,858		9,108	205	80,799

Segment liabilities	10,731	971	60		511	66	12,339
Total borrowings	–	6,106	–		1,397	11,271	18,774
Tax liabilities	5,067	103	–		317	–	5,487

Consolidated total liabilities	15,798	7,180	60		2,225	11,337	36,600

Note (a):	Out of the HK$1,014 million, HK$727 million was attributed to investments in GNPJVC and PSDC, whose generating facilities serve Hong Kong.

No business analysis is shown as substantially all the principal activities of the Group are for the generation and supply of electricity. These businesses are managed and operated on an integrated basis in each region. It is therefore not considered appropriate to disclose the generation and supply businesses separately.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Segment Information (continued)

	Hong Kong HK$M	Australia HK$M	Chinese Mainland HK$M		Other Countries in Asia HK$M	Unallocated Items HK$M	Total HK$M

For year ended December 31, 2005
Revenue	28,516	8,045	17		2,004	2	38,584

Segment results	7,729	643	(132)		593	(138)	8,695
Share of results, net of tax
jointly controlled entities	1,779	16	1,102	(a)	202	–	3,099
associated companies	–	–	–		140	–	140

Profit/(Loss) before financing and taxation	9,508	659	970		935	(138)	11,934
Finance costs							(1,613)
Finance income							124
Taxation							922
Minority interest							1

Earnings for the year							11,368

Capital additions	4,852	750	2		35	1	5,640
Depreciation and amortization	2,020	663	7		204	2	2,896
Impairment charge	–	–	–		–	–	–

As at December 31, 2005
Segment assets	47,948	26,570	916		5,629	145	81,208
Interests in
jointly controlled entities	7,138	1,093	6,888		1,400	–	16,519
associated companies	–	5	–		1,636	–	1,641
Tax assets	–	2,504	33		–	–	2,537

Consolidated total assets	55,086	30,172	7,837		8,665	145	101,905

Segment liabilities	11,287	4,284	150		598	77	16,396
Total borrowings	–	11,108	228		1,236	16,819	29,391
Tax liabilities	5,442	133	27		246	–	5,848

Consolidated total liabilities	16,729	15,525	405		2,080	16,896	51,635

Note (a):	Out of the HK$1,102 million, HK$760 million was attributed to investments in Guangdong Nuclear Power Joint Venture Company, Limited (GNPJVC) and Hong Kong Pumped Storage Development Company, Limited (PSDC), whose generating facilities serve Hong Kong.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	Operating Profit

Operating profit is stated after charging/(crediting) the following:

	2003 HK$M	2004 HK$M	2005 HK$M

Charging
Staff costs (A)
Salaries and other costs	1,447	1,564	1,769
Retirement benefits costs (B)	129	138	155
Auditors’ remuneration (C)
Audit	10	9	17
Permissible non-audit services	4	5	17
Impairment loss on fixed assets	9	–	–
Lease expenditure for long-term hedge agreement with Ecogen	–	–	125
Net loss on disposal of fixed assets	152	212	103
Other net exchange loss/(gain)	(15)	(48)	30

Crediting
Other net fair value (gain)/loss on derivative instruments
Cash flow hedges, transfer from equity	–	–	(58)
Transactions not qualifying as hedges	–	–	96
Net rental income from properties	(15)	(14)	(14)
Capital gains on disposal of properties	–	(214)	(128)
Gain on realisation of retirement benefit plan assets	(17)	–	–
Net (gain)/loss on disposal of other assets	16	38	(37)

(A)	Staff costs include amounts recharged to jointly controlled entities for services provided.
(B)	The retirement benefit plans for staff employed by Group companies in Hong Kong are regarded as defined contribution schemes. The current scheme, named CLP Group Provident Fund Scheme (GPFS) and established on June 25, 2003, provides benefits linked to contributions and investment returns on the scheme. Contributions to defined contribution schemes, including GPFS and Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, totaled HK$182 million (2004: HK$184 million, 2003: HK$175 million), of which HK$64 million (2004: HK$61 million, 2003: HK$58 million) was capitalized.

Staff employed by subsidiaries outside Hong Kong are covered by appropriate local arrangements. Total contributions amounted to HK$37 million (2004: HK$15 million, 2003: HK$12 million). The Group’s financial obligations to these arrangements are not material.

(C)	Audit fees for 2005 include the fees of HK$6 million for the newly acquired entities under the MEB in Australia.

Permissible non-audit services comprise primarily the due diligence and accounting/tax advisory services to business developments and U.S. compliance review services. Total service fees amounted to HK$20 million (2004: HK$5 million, 2003: HK$4 million), of which HK$3 million (2004 and 2003: nil) was capitalised as part of acquisition cost.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	Finance Costs and Income

	2003 HK$M	2004 HK$M	2005 HK$M

Finance costs:
Interest expenses on
bank loans and overdrafts	563	713	905
other borrowings
- wholly repayable within five years	165	166	166
- not wholly repayable within five years	107	152	261
Development Fund and special provision account (A)	287	253	274
customers’ deposits and others	31	55	69
Finance charges	43	117	62
Fair value loss on financial instruments
Cash flow hedges, transfer from equity	–	–	174
Hedging costs and net exchange difference	37	104	(1)

	1,233	1,560	1,910
Less: amount capitalised (B)	(258)	(261)	(297)

	975	1,299	1,613

Finance income:
Interest income on
short-term investments and bank deposits	38	62	122
advance to a jointly controlled entity	10	1	2

	48	63	124

(A)	In accordance with the provisions of the SoC Agreement, CLP Power Hong Kong is required to credit, to a Rate Reduction Reserve in its accounts, a charge of 8% per annum on the sum of the average balances of the Development Fund and special provision account (Note 29).
(B)	Finance costs have been capitalised at the average interest rate of 4.70% per annum for CLP Power Hong Kong and 6.38% per annum for Yallourn.

10.	Share of Results of Affiliated Companies

The share of results of affiliated companies is determined based upon the accounts of the respective affiliated companies, after making adjustments to conform to the Group’s significant accounting policies, for the year ended December 31.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	Taxation

Taxation in the consolidated profit and loss account represents the taxation of the Company and subsidiaries and is analysed below:

	2003 HK$M	2004 HK$M	2005 HK$M

Current income tax
Hong Kong	674	869	1,009
Outside Hong Kong	16	29	53

	690	898	1,062

Deferred income tax
Hong Kong	343	399	364
Outside Hong Kong, excluding tax consolidation benefit	108	(1)	(344)

	451	398	20
Tax consolidation benefit from Australia (A)	–	–	(2,004)

	451	398	(1,984)

	1,141	1,296	(922)

Hong Kong profits tax has been provided at the rate of 17.5% (2004 and 2003: 17.5%) on the estimated assessable profits for the year. Taxation on profits assessable outside Hong Kong has been provided at the rates prevailing in the respective jurisdictions.

The taxation on the Group’s profit before taxation differs from the theoretical amount that would arise using the Hong Kong profits tax rate as follows:

	2003 HK$M	2004 HK$M	2005 HK$M

Profit before taxation (excluding share of results of affiliated companies)	5,607	6,825	7,206

Calculated at a taxation rate of 17.5% (2004 and 2003: 17.5%)	981	1,194	1,261
Effect of different taxation rates in other countries	(75)	(81)	(189)
Income not subject to taxation	(2)	(41)	(30)
Expenses not deductible for taxation purposes	4	19	36
Transfers from /to SoC reserve accounts not subject to taxation (Note 29)	64	52	140
Tariff rebates deductible for taxation purposes	(220)	(32)	(61)
(Over)/Under-provision in prior years	141	78	(114)
Tax losses not recognized	148	86	45
Withholding/dividend distribution tax	100	21	(6)

	1,141	1,296	1,082
Tax benefit arising from tax consolidation adjustments (A)	–	–	(2,004)

Tax (revenue) / charge	1,141	1,296	(922)

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	Taxation (continued)

(A)	During the year, CLP Australia Holdings Pty Ltd (CLP Australia Holdings) formed a tax consolidated group whereby CLP Australia Holdings and its Australian-resident wholly-owned subsidiaries are treated as a single entity for income tax purposes. Pursuant to the relevant rules, CLP Australia Holdings reset the tax cost base of certain depreciable assets of its group, resulting in the adjustment of deferred tax balances and recognition of a one-time tax benefit of HK$2,004 million in 2005. The reset will result in additional tax depreciation available over the lives of the assets. This will also have the effect of deferring the utilisation of the deferred tax asset of HK$3,815 million (Note 25) arising from tax losses in Australia recognized by the Group. In accordance with the Group’s accounting policy, the deferred tax asset will be subject to impairment review. Current financial projections indicate it is probable that future taxable profits will be available against which the unused tax losses can be utilized. However, any significant adverse change to the business environment in the future may affect the financial projections, resulting in reduced future taxable profits. Should such circumstances arise, it may be necessary for some or all of these deferred tax assets to be impaired with the impairment being charged to the profit and loss account.

12.	Earnings Attributable to Shareholders

Of the Group earnings of HK$11,368 million (2004: HK$8,614 million, 2003: HK$7,687 million), HK$7,602 million (2004: HK$6,350 million, 2003: HK$4,727 million) has been dealt with in the accounts of the Company.

13.	Dividends

	2003 HK$M	2004 HK$M	2005 HK$M

Interim dividends paid	2,962	3,251	3,468
Final dividend proposed	1,565	1,758	1,999
Special final dividend proposed	241	361	265

	4,768	5,370	5,732

At the Board meeting held on February 28, 2006, the Directors recommended a final dividend of HK$0.83 per share and a special final dividend of HK$0.11 per share. Such dividends are to be proposed at the Annual General Meeting on April 25, 2006 and are not reflected as dividends payable in the accounts, but as a separate component of the shareholders’ funds for the year ended December 31, 2005.

14.	Earnings per Share

The prescribed figure for earnings per share includes (a) the Hok Un redevelopment profit/property disposal gain and (b) the tax consolidation benefit from Australia (Note 11) and is computed as follows:

	2003	2004	2005

Earnings for the year (HK$M)	7,687	8,614	11,368

Weighted average number of shares in issue (thousand shares)	2,408,246	2,408,246	2,408,246

Earnings per share (HK$)	3.19	3.58	4.72

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	Fixed Assets, Leasehold Land and Land Use Rights

Fixed assets, leasehold land and land use rights totalled HK$63,049 million (2004: HK$57,748 million). The SoC Agreement considers leasehold land as one class of fixed assets on which permitted return is earned. When employed for the SoC business, they are collectively referred to as SoC fixed assets and amounted to HK$45,099 million as at December 31, 2005 (2004: HK$42,415 million). Capital expenditure on fixed assets and leasehold land incurred during the year for the SoC business totalled HK$4,849 million (2004: HK$5,278 million).

Fixed assets, leasehold land and land use rights that were attributed to overseas subsidiaries totalled HK$17,840 million (2004: HK$15,147 million).

Movements in the accounts are as follows:

(A)	Fixed Assets

	Freehold Land and Buildings		Plant, Machinery and Equipment (i)		Total
	2004 HK$M	2005 HK$M	2004 HK$M	2005 HK$M	2004 HK$M	2005 HK$M

Net book value, as at January 1,
- as previously reported	7,756	–	46,401	–	54,157	–
- reclassification of leasehold land (Note 2)	(2,229)	–	–	–	(2,229)	–
- as currently reported	–	6,002	–	49,506	–	55,508

	5,527	6,002	46,401	49,506	51,928	55,508
Acquisition of subsidiaries (Note 5)	–	533	–	3,117	–	3,650
Additions	703	564	5,059	5,074	5,762	5,638
Transfers and disposals	(74)	(75)	(228)	(143)	(302)	(218)
Depreciation charge	(170)	(183)	(2,309)	(2,598)	(2,479)	(2,781)
Exchange differences	16	(23)	583	(959)	599	(982)

Net book value, as at December 31,	6,002	6,818	49,506	53,997	55,508	60,815

Cost	7,739	8,913	71,901	79,432	79,640	88,345
Accumulated depreciation	(1,737)	(2,095)	(22,395)	(25,435)	(24,132)	(27,530)

Net book value, as at December 31,	6,002	6,818	49,506	53,997	55,508	60,815

(i)	Plant, machinery and equipment included leased assets of HK$1,845 million (2004: nil). This primarily relates to the Torrens Island Power Station (TIPS) in Australia, which is under a long-term lease from the South Australia (SA) Government for 99 years from June 6, 2000. Under the lease arrangement, substantially all ownership risks and benefits of TIPS have been passed to TRUenergy SA Generation Pty Ltd. All payments under the lease had been paid at inception, and the plant site will be restored and returned to the SA Government at the end of the lease.

Included in fixed assets is plant under construction, the book value of which as at December 31, 2005 was HK$7,423 million (2004: HK$7,121 million) for the Group.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	Fixed Assets, Leasehold Land and Land Use Rights (continued)

(B)	Leasehold Land and Land Use Rights

The Group’s interests in leasehold land and land use rights represent prepaid operating lease payments and their net book value is analysed as follows:

	2004 HK$M	2005 HK$M

Net book value, as at January 1,
- as previously reported	–	–
- reclassification of leasehold land (Note 2)	2,229	–
- as currently reported	–	2,240

	2,229	2,240
Acquisition of a subsidiary (Note 5(B))	–	43
Additions	61	2
Transfers and disposals	–	(2)
Amortization charge	(50)	(49)

Net book value, as at December 31,	2,240	2,234

Cost	2,290	2,340
Accumulated amortization	(50)	(106)

Net book value, as at December 31,	2,240	2,234

The tenure of the land of the Group is as follows:

	2004 HK$M	2005 HK$M

Held in Hong Kong:
On long-term leases (over 50 years)	152	150
On medium-term leases (10-50 years)	2,085	2,039
On short-term leases (less than 10 years)	2	1

	2,239	2,190

Held outside Hong Kong:
On long-term leases (over 50 years)	1	1
On medium-term leases (10-50 years)	–	43

	1	44

	2,240	2,234

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	Goodwill and Other Intangible Assets

	Goodwill HK$M	Negative Goodwill HK$M	Net Balance HK$M	Other Intangible Assets HK$M	Total HK$M

As at December 31, 2005
Net carrying value, at beginning of year
- as previously reported	24	(1,046)	(1,022)	–	(1,022)
- derecognition of negative goodwill (Note 2)	–	1,046	1,046	–	1,046

- as restated	24	–	24	–	24
Acquisition of a subsidiary (Note 5)	5,817	–	5,817	1,545	7,362
Amortization charge	–	–	–	(66)	(66)
Exchange differences	(328)	–	(328)	(62)	(390)

Net carrying value, at end of year	5,513	–	5,513	1,417	6,930

Cost	5,513	–	5,513	1,481	6,994
Accumulated amortization	–	–	–	(64)	(64)

Net carrying value, at end of year	5,513	–	5,513	1,417	6,930

As at December 31, 2004
Net carrying value, at beginning of year	25	(1,042)	(1,017)	–	(1,017)
Acquisition of remaining interest in a subsidiary	–	(21)	(21)	–	(21)
Fair value adjustments	–	11	11	–	11
Amortization (charge) / credit	(2)	46	44	–	44
Exchange differences	1	(40)	(39)	–	(39)

Net carrying value, at end of year	24	(1,046)	(1,022)	–	(1,022)

Cost	29	(1,164)	(1,135)	–	(1,135)
Accumulated amortization	(5)	118	113	–	113

Net carrying value, at end of year	24	(1,046)	(1,022)	–	(1,022)

Other intangible assets include contracted customers and a lease arrangement under the long-term hedge agreement with Ecogen which arose from the acquisition of the MEB at the end of May 2005. MEB is considered as a cash-generating unit of the Group for 2005.

Contracted customers and the lease premium are amortized on a straight-line basis over a period of 6 and 14 years respectively.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	Interests in and Advances to Subsidiaries

	2004 HK$M	2005 HK$M

Unlisted shares, at cost	23,590	23,590
Provision for impairment losses	(100)	(100)
Advances to subsidiaries, less provisions (A)	12,046	17,311

	35,536	40,801

(A)	The advances to subsidiaries are unsecured, interest-free and have no fixed repayment terms. These advances are considered as quasi-equity loans to the subsidiaries (Note 32(C)).

The Company has also made an advance to CLP Engineering Limited of HK$41 million (2004: HK$41 million), which is interest-free and due on or after June 30, 2007 upon demand. This advance is classified as a long-term receivable in the Company’s accounts.

The table below lists the principal subsidiaries of the Group:

Name	Issued Share Capital /Registered Capital	% of Issued Capital Held at December 31, 2005	Place of Incorporation/ Operation	Principal Activity

CLP Power Hong Kong Limited	2,488,320,000 ordinary shares of HK$5 each	100	Hong Kong	Generation and Supply of Electricity

Hong Kong Nuclear Investment Company Limited	300,000 ordinary shares of HK$1,000 each	100	Hong Kong/ Chinese mainland	Power Project Investment Holding

CLP Engineering Limited	410 ordinary shares of HK$10,000 each	100	Hong Kong	Engineering Services

CLP Power Asia Limited	1,000 ordinary shares of US$1 each	100	British Virgin Islands/ International and Chinese mainland	Power Projects Investment Holding

CLP Power China Limited	192,000,000 ordinary shares of US$1 each	100*	British Virgin Islands/Chinese mainland	Power Projects Investment Holding

CLP Power International Limited	192,000 ordinary shares of US$1,000 each	100*	British Virgin Islands/ International	Power Projects Investment Holding

CLP Properties Limited	15,000,000 ordinary shares of HK$10 each	100	Hong Kong	Property Investment Holding

CLP Research Institute Limited	1 ordinary share of US$1	100	British Virgin Islands/Hong Kong	Research and Development

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	Interests in and Advances to Subsidiaries (continued)

Name	Issued Share Capital /Registered Capital	% of Issued Capital Held at December 31, 2005	Place of Incorporation/ Operation	Principal Activity

CLP Australia Holdings Pty Ltd	5 ordinary shares of A$1 each; 5,336,760 redeemable preference shares of A$100 each	100*	Australia	Energy Business Investment Holding

TRUenergy Yallourn Pty Ltd (formerly known as Yallourn Energy Pty Limited)	15 ordinary shares of A$1 each	100*	Australia	Generation and Supply of Electricity

TRUenergy Pty Ltd	131,686,988 ordinary shares of A$1 each	100*	Australia	Retailing of Electricity and Gas

Gujarat Paguthan Energy Corporation Private Limited	735,225,326 shares of Rs.10 each	100*	India	Generation and Supply of Electricity

Guangdong Huaiji Changxin Hydro-electric Power Company Limited	RMB 69,098,976	75*	Chinese mainland	Generation and Supply of Electricity

Guangdong Huaiji Gaotang Hydro-electric Power Company Limited	RMB 249,430,049	75*	Chinese mainland	Generation and Supply of Electricity

Guangdong Huaiji Weifa Hydro-electric Power Company Limited	USD 13,266,667 (RMB 110,031,366)	75*	Chinese mainland	Generation and Supply of Electricity

Guangdong Huaiji Xinlian Hydro-electric Power Company Limited	RMB 141,475,383	75*	Chinese mainland	Generation and Supply of Electricity

* Indirectly held

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	Interests in Jointly Controlled Entities

The table below lists the Group’s interests in jointly controlled entities:

	2004 HK$M	2005 HK$M

Castle Peak Power Company Limited (A)
Share of net assets	181	188
Advances	6,037	6,427
Special loan	78	78

	6,296	6,693

Guangdong Nuclear Power Joint Venture Company, Limited (B)
Share of net assets	3,050	3,077

Ho-Ping Power Company (C)
Share of net assets other than goodwill	1,083	1,114
Goodwill	243	234

	1,326	1,348

CLP Guohua Power Company Limited (D)
Share of net assets other than goodwill	1,104	1,175
Goodwill	118	118

	1,222	1,293

Shandong Zhonghua Power Company, Ltd. (E)
Share of net assets	1,132	1,091

Guizhou CLP Power Company Limited (F)
Share of net assets	466	466

CLP Guangxi Fangchenggang Power Company Limited (G)
Share of net assets	–	424

Hok Un joint venture (H)
Share of net assets	343	400

Hong Kong Pumped Storage Development Company, Limited (I)
Share of net assets	11	11
Advances	313	317

	324	328

Others (J)
Share of net assets other than goodwill	525	819
Goodwill	61	537
Advances	253	43

	839	1,399

	14,998	16,519

The advances to jointly controlled entities are unsecured, interest-free and have no fixed repayment terms except for an advance of HK$43 million (2004: HK$253 million) to a joint venture undertaken with a subsidiary of Cheung Kong (Holdings) Limited, of which HK$43 million (2004: HK$50 million) bears interest of 3.5% (2004: 2.0%) per annum. These advances are considered as quasi-equity loans.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	Interests in Jointly Controlled Entities (continued)

The Group’s share of net assets, capital commitments and contingent liabilities of the jointly controlled entities as at December 31, and its share of profits after taxation for the year then ended are as follows:

	2004 HK$M	2005 HK$M

Non-current assets	29,220	29,591
Current assets	4,004	4,938
Current liabilities	(3,880)	(3,845)
Non-current liabilities	(21,027)	(21,030)

Net assets as at year end	8,317	9,654

Revenue	9,840	10,943
Expenses	(6,472)	(7,321)

Share of profits before taxation	3,368	3,622
Taxation	(471)	(523)

Share of profits after taxation for the year	2,897	3,099

Capital commitments as at year end	3,902	9,406

Contingent liabilities as at year end	625	385

The Group’s capital commitments in relation to its interest in the jointly controlled entities are disclosed in Note 31. There are no contingent liabilities relating to the Group’s interest in these entities.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	Interests in Jointly Controlled Entities (continued)

Details of the jointly controlled entities are summarised below:

(A)	Castle Peak Power Company Limited (CAPCO) is 40% owned by CLP Power Hong Kong and 60% owned by ExxonMobil Energy Limited and is incorporated in Hong Kong. Its principal activity is the generation of electricity for the sole supply to CLP Power Hong Kong. While CAPCO owns the power generation assets, CLP Power Hong Kong builds and operates all CAPCO’s power stations and is the sole off-taker.

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

The Special Loan to CAPCO is unsecured, at the deemed interest rate of 7.87% payable semi-annually and repayable in full on September 30, 2008.

In view of the significance of this investment, an extract of the accounts of CAPCO for the year ended December 31, is set out as follows:

	2004 HK$M	2005 HK$M

Results for the year
Revenue	11,025	11,780

Profit before taxation	4,420	4,442

Group’s share of profit before taxation	1,773	1,782

Net assets(a) as at year end
Non-current assets	27,542	26,886
Current assets	1,516	1,714
Current liabilities	(3,915)	(4,155)
Deferred taxation	(2,847)	(2,811)
Other non-current liabilities	(6,684)	(5,030)

	15,612	16,604

Note (a):   The amounts exclude the special loan and advances from shareholders.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	Interests in Jointly Controlled Entities (continued)

(B)	Guangdong Nuclear Power Joint Venture Company, Limited (GNPJVC) is 25% owned by the Group and 75% owned by Guangdong Nuclear Investment Company, Limited and is incorporated in the Chinese mainland. This company constructed and operates the Guangdong Daya Bay Nuclear Power Station and its principal activity is the generation of electricity for supply to Hong Kong and Guangdong Province.

In view of the significance of this investment, an extract of the management accounts of GNPJVC, after making adjustments to conform with the Group’s significant accounting policies, for the year ended December 31, is set out as follows:

	2004 HK$M	2005 HK$M

Results for the year
Revenue	6,700	7,076

Profit before taxation	2,956	3,120

Group’s share of profit before taxation	739	780

Net assets as at year end
Non-current assets	14,600	12,853
Current assets	5,411	6,951
Current liabilities	(1,530)	(1,418)
Other non-current liabilities	(6,281)	(6,078)

	12,200	12,308

(C)	The Group has an interest in 40% of the issued share capital of Ho-Ping Power Company (Ho-Ping), a company which is incorporated in Taiwan. This company constructed, owns and operates a coal-fired power station and an associated 53km of 345kV transmission line at Ho-Ping in eastern Taiwan. Unit 1 and Unit 2 of the plant commenced operation in June and September 2002 respectively. All power generated is supplied to Taiwan Power Company (Taipower), the government-owned utility of Taiwan.

(D)	CLP Guohua Power Company Limited, the joint stock company with 51% owned by China Shenhua Energy Company Limited (formerly owned by Beijing Guohua Electric Power Corporation) and 49% by the Group, is incorporated in the Chinese mainland. It holds interests in three coal-fired power stations, namely Beijing Yire Power Station in Beijing, Panshan Power Station in Tianjin and Sanhe Power Station in Hebei, with a combined installed capacity of 2,100MW, of which the joint stock company owns 1,285 equity MW.

(E)	Shandong Zhonghua Power Company, Ltd. is 29.4% owned by the Group and is incorporated in the Chinese mainland. This company owns four power stations (namely Shiheng I, Shiheng II, Heze II and Liaocheng) totalling 3,000MW. All power generated is for supply to the Shandong power grid.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	Interests in Jointly Controlled Entities (continued)

(F)	Guizhou CLP Power Company Limited (Guizhou CLP Power) is 70% owned by the Group and is incorporated in the Chinese mainland. This company constructed and operates a coal-fired power station, Anshun II Power Station, in Guizhou with an installed capacity of 600MW. The plant commenced commercial operations of Unit 1 and Unit 2 in March and November 2004 respectively. All power generated is for supply to the Guizhou power grid.

Under the joint venture agreement, none of the joint venture partners has unilateral control over the economic activity of Guizhou CLP Power; and hence, the Group’s interest is accounted for as a jointly controlled entity. In view of the significant shareholding in this investment, an extract of the management accounts of Guizhou CLP Power, after making adjustments to conform with the Group’s significant accounting policies, for the year ended December 31, is set out as follows:

	2004 HK$M	2005 HK$M

Results for the year
Revenue	604	718

Profit before taxation	81	61

Group’s share of profit before taxation	57	42

Net assets as at year end
Fixed assets	2,240	2,161
Current assets	295	351
Current liabilities	(153)	(190)
Other non-current liabilities	(1,717)	(1,657)

	665	665

(G)	CLP Guangxi Fangchenggang Power Company Limited (Fangchenggang) is 70% owned by the Group and is incorporated in the Chinese mainland. This company owns and will operate a 1,200MW coal-fired power station currently under construction in Guangxi. Unit 1 is targeted for commissioning by the end of 2007. Power generated is substantially for supply to the Guangxi power grid.

Under the joint venture agreement, none of the joint venture partners has unilateral control over the economic activity of Fangchenggang; and hence, the Group’s interest is accounted for as a jointly controlled entity.

(H)	The Group entered into a joint venture agreement with a wholly-owned subsidiary of Cheung Kong (Holdings) Limited in 1991 to develop the Hok Un site at Hung Hom (named Laguna Verde). Under the agreement, the Group has the right to share 50% of the profits arising from the project, with a minimum overall profit guaranteed by the subsidiary of Cheung Kong (Holdings) Limited which also provides all the necessary funding.

In 1999, the joint venture obtained an additional Plot Ratio from the Hong Kong Government. Under a separate agreement with the subsidiary of Cheung Kong (Holdings) Limited, the Group shares 50% of the net proceeds of sale from this additional gross floor area and bears 50% of the associated land premium, development and marketing costs.

Over 99% of the residential units at Laguna Verde had been sold by the end of 2005.

(I)	Hong Kong Pumped Storage Development Company, Limited is 49% owned by the Group and is incorporated in Hong Kong. This company has the right to use 50% of the capacity of Phase 1 of the Guangzhou Pumped Storage Power Station in Guangdong Province until 2034.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	Interests in Jointly Controlled Entities (continued)

(J)	The Group’s other investments include the following key projects:

-	50% interest in a joint venture undertaken with a subsidiary of Cheung Kong (Holdings) Limited in Hong Kong to provide second mortgage financing to purchasers of Laguna Verde;

-	49% interest in CLP Guohua Shenmu, which is incorporated in the Chinese mainland and holds an interest in a coal-fired power station, Shenmu Power Station, with an installed capacity of 200MW;

-	50% interest in BLCP Power Limited, which owns and will operate a 1,434MW coal-fired power station currently under construction in Thailand;

-	33 1/3% interest in SEAGas Partnership, which is incorporated in Australia and owns and operates a gas pipeline from Port Campbell in Western Victoria to Adelaide in South Australia; and

-	50% interest in Roaring 40s Renewable Energy joint venture, which owns two wind farms in Australia and provides a platform to develop renewable energy business in Australia and elsewhere in the Asia-Pacific region.

19.	Interests in Associated Companies

	2004 HK$M	2005 HK$M

Electricity Generating Public Company Limited (A)
Share of net assets other than goodwill	1,489	1,494
Goodwill	151	142

	1,640	1,636

Gascor Pty Ltd (B)
Share of net assets	–	5

	1,640	1,641

(A)	Electricity Generating Public Company Limited (EGCO) is 22.4% (2004: 22.4%) owned by the Group and is incorporated and listed in Thailand. Its principal activity is the generation of electricity for supply to the Electricity Generating Authority of Thailand. The Group has nominated 4 directors to the EGCO Board out of the total of 15 Board members. The market value as at December 31, 2005 was HK$1,892 million (2004: HK$1,769 million).

(B)	The Group, through its acquisition of the MEB in Australia, indirectly holds 1/3 interest in Gascor Pty Ltd, a company incorporated in Australia whose principal activity is to manage the gas sales agreement between Victoria’s main gas wholesaler and retailers.

The Group’s share of results of the associated companies is as follows:

	2004 HK$M	2005 HK$M

Share of profits before taxation	236	185
Taxation	(48)	(45)

Share of profits after taxation	188	140

The Group did not have any loans or advances made to associated companies. In addition, there are no contingent liabilities relating to the Group’s interest in these companies.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	Derivative Instruments

	2004		2005
	Assets HK$M	Liabilities HK$M	Assets HK$M	Liabilities HK$M

Cash flow hedges
Forward foreign exchange contracts	–	–	39	332
Interest rate swaps / cross currency & interest rate swaps	–	–	9	48
Energy contracts	–	–	291	258
Fair value hedge
Cross currency & interest rate swap	–	–	129	–
Held for trading or not qualifying as hedges
Forward foreign exchange contracts	–	–	2	20
Interest rate swaps	–	–	–	13
Energy contracts	–	–	1,092	907

	–	–	1,562	1,578
Less: current portion	–	–	(1,302)	(1,134)

Non-current portion of derivative instruments	–	–	260	444

Derivative instruments qualifying as cash flow hedges as at December 31, 2005 have a maturity of between now to 8 years from the balance sheet date.

2004 comparative figures are not provided as HKAS 39 “Financial Instruments: Recognition and Measurement” prescribes the recognition of derivatives at fair value in the balance sheet to take effect prospectively from January 1, 2005.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	Trade and Other Receivables

	2004 HK$M	2005 HK$M

Trade receivables (aging analysis is shown below)	2,376	4,541
Deposits and prepayments	986	872
Dividend receivable from a jointly controlled entity	196	87
Current accounts with jointly controlled entities	6	5
Consideration adjustment receivable (a)	–	1,019

	3,564	6,524

The Group has established credit policies for customers in each of its core businesses. CLP Power Hong Kong’s credit policy in respect of receivables arising from its principal electricity business is to allow customers to settle their electricity bills within 15 to 17 days after issue. Customers’ receivable balances are generally secured by cash deposits or bank guarantees. For subsidiaries outside Hong Kong, the credit term for trade receivables ranges from 30 to 60 days.

The aging analysis of the trade receivables, after provisions, as at December 31, is as follows:

	2004 HK$M	2005 HK$M

Below 30 days (including amount not yet due)	2,332	4,350
31-60 days	15	68
61-90 days	7	43
Over 90 days	22	80

	2,376	4,541

About 86% of the gross trade receivables relate to the sales of electricity and/or gas in Hong Kong and Australia. There is no significant concentration of credit risk with respect to these trade receivables as their customer bases are widely dispersed in different sectors and industries.

The Group made a net reversal of the impairment provision for trade receivables of HK$94 million in 2005 (2004: a net provision of HK$26 million). Such provision or reversal has been included within the ‘fuel and other operating costs’ in the consolidated profit and loss account.

Trade and other receivables attributed to overseas subsidiaries amounted to HK$3,257 million (2004: HK$1,610 million). GPEC has obtained payment for some of its receivables from GUVNL through bill discounting with recourse and the transactions have been accounted for as collateralised borrowings (Note 24).

Note (a):	The acquisition of Australian Merchant Energy Business from an affiliate of Singapore Power Limited occurred in May 2005. A claim was lodged with this affiliated company prior to the end of 2005 and was settled in April 2006 for an amount of A$179 million (HK$1,019 million) which was paid to CLP Australia Holdings Pty Ltd.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	Bank Balances, Cash and Other Liquid Funds

	2004 HK$M	2005 HK$M

Trust fund for unclaimed dividends (A)	16	12
Trust accounts under TRAA (B)	549	556
Short-term investments and bank deposits	1,857	1,305
Bank balances and cash	98	168

	2,520	2,041

(A)	As part of the restructuring arrangements in relation to the transfer of HK$10,116,789,910 from the share premium account to distributable reserves approved by the court in 2002, a trust fund was set up to cover unclaimed dividends. The Company has an obligation to pay such dividends until they can be forfeited after 6 years from the date they were declared.

(B)	Pursuant to a Trust and Retention Account Agreement (TRAA) between GPEC and its lenders, GPEC allocates monthly receipts from its off-taker, GUVNL, to various trust accounts for fuel, operating and major maintenance expenses and debt service payments. These amounts are placed by GPEC on short-term deposits or investments prior to being applied for the designated purposes.

23.	Trade and Other Payables

	2004 HK$M	2005 HK$M

Trade payables (aging analysis is shown below)	2,064	3,116
Other payables and accruals	1,053	1,395
Current accounts with jointly controlled entities (A)	1,099	1,127
Amount due to a jointly controlled entity (B)	–	441

	4,216	6,079

(A)	Of the amount due to the jointly controlled entities, HK$912 million (2004: HK$914 million) was due to CAPCO.

(B)	The amount represents the unpaid portion of the subscription price to Roaring 40s Renewable Energy Pty Ltd. Pursuant to the Subscription Agreement, the Group is obliged to pay share capital of A$117 million by 2008. The first contribution of A$40 million (approximately HK$236 million) was made in October 2005; with the outstanding amount to be repayable on demand and bearing interest of 6.11%.

The aging analysis of the trade payables as at December 31, is as follows:

	2004 HK$M	2005 HK$M

Below 30 days (including amount not yet due)	2,043	3,082
31-60 days	2	–
61-90 days	4	2
Over 90 days	15	32

	2,064	3,116

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	Bank Loans and Other Borrowings

	2004 HK$M	2005 HK$M

Current
Short-term loans	422	867
Long-term bank loans	756	301
Other long-term borrowings
USD Yankee notes due 2006	–	2,340

	1,178	3,508

Non-current
Long-term bank loans (A, B)	10,916	16,447
Other long-term borrowings
USD Yankee notes due 2006	2,340	–
MTN program (USD) due 2012	2,340	2,485
MTN program (HKD) due 2013 to 2015 (B)	2,000	3,000
EPN and MTN program (AUD) due 2012 (A)	–	3,667
EPN and MTN program (AUD) due 2015 (A)	–	284

	17,596	25,883

Total borrowings	18,774	29,391

(A)	The Company arranged a HK$6.0 billion medium term loan facility in April 2005 and its indirect wholly-owned subsidiary in Australia, CLP Australia Finance Pty Ltd (CLP Australia Finance), arranged a A$2.2 billion corporate loan facility and a A$250 million working capital facility in May 2005. Part of these unsecured loan facilities were used to fund the acquisition of the MEB and working capital requirements for the business in Australia and to refinance the existing facilities of Yallourn. In November 2005, CLP Australia Finance issued a total of A$700 million notes under its A$2.0 billion EPN and Medium Term Note (MTN) Program to refinance a portion of the existing A$2.2 billion loan facility. The issues consisted of 7-year fixed and floating rate notes due in 2012 of A$325 million each and 10-year floating rate notes due in 2015 of A$50 million.

(B)	CLP Power Hong Kong arranged a total of HK$4.0 billion of notes issues and bank loan facilities during the year to support the capital requirements of the electricity business in Hong Kong. In January and June 2005, it issued two tranches of fixed-rate notes due in 2015 of HK$500 million each under the MTN Program set up by its wholly-owned subsidiary CLP Power Hong Kong Financing Limited.

Total borrowings included secured liabilities (bank loans and collateralised borrowings) of HK$803 million (2004: HK$6,618 million). Of these, HK$575 million and HK$228 million as at December 31, 2005 were related to GPEC and Huaiji respectively whilst HK$512 million and HK$6,106 million as at December 31, 2004 were related to GPEC and Yallourn respectively. Yallourn’s secured bank loans were refinanced in May 2005. Bank loans for GPEC are secured by fixed and floating charges over its assets whilst for Huaiji, they are secured by fixed assets and land use rights. Collateralised borrowings for GPEC are secured by trade receivables (Note 21). Bank loans totalling HK$12,572 million (2004: HK$7,503 million) were attributed to overseas subsidiaries and are non-recourse to the Company.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	Bank Loans and Other Borrowings (continued)

As at December 31, 2005, the Group’s bank loans and other borrowings were repayable as follows:

	Bank Loans		Other Borrowings		Total
	2004 HK$M	2005 HK$M	2004 HK$M	2005 HK$M	2004 HK$M	2005 HK$M

Within one year	1,178	1,168	–	2,340	1,178	3,508
Between one and two years	2,973	2,440	2,340	–	5,313	2,440
Between two and five years	6,027	13,847	–	–	6,027	13,847
After five years	1,916	160	4,340	9,436	6,256	9,596

	12,094	17,615	6,680	11,776	18,774	29,391

The carrying amounts of the borrowings are denominated in the following currencies:

	2004 HK$M	2005 HK$M

Hong Kong dollar and foreign currency hedged into Hong Kong dollar	11,150	16,819
Australian dollar	6,226	11,108
Indian rupees and foreign currency hedged into Indian rupees	732	1,027
Other currencies	666	437

	18,774	29,391

As at December 31, 2005, 48% of the Group’s total borrowings were with interest rates fixed to maturity. 18% of such borrowings will mature within one year, 48% maturing between one to five years and 34% after five years.

As illustrated above, the loans and borrowings of the Group are predominantly in Hong Kong dollars or Australian dollars. The effective interest rates at the balance sheet date were as follows:

	2004		2005
	HK$	A$	HK$	A$

Fixed rate loans and loans swapped to fixed rates	4.3% - 7.1%	7.5% - 8.6%	4.2% - 7.1%	6.3% - 6.6%
Variable rate loans and loans swapped from fixed rates	0.5% - 1.0%	5.6% - 7.2%	4.3% - 5.0%	6.1% - 6.4%

The carrying amounts of loans and borrowings approximate their fair value. The fair value of long-term borrowings is determined using the expected future payments discounted at market interest rates prevailing at the year end.

As at December 31, 2005, the Group has undrawn bank loan and overdraft facilities of HK$13,152 million (2004: HK$8,384 million).

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	Deferred Taxation

Deferred taxation is calculated in full on temporary differences under the liability method using the taxation rates enacted or substantively enacted by the balance sheet date in the respective jurisdictions. The movement in the deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

Deferred tax assets (prior to offset)

	Tax Losses		Accruals and Provisions		Others		Total
	2004 HK$M	2005 HK$M	2004 HK$M	2005 HK$M	2004 HK$M	2005 HK$M	2004 HK$M	2005 HK$M

As at January 1,	3,840	3,851	236	338	91	114	4,167	4,303
Derivative instruments (Note 2)	–	–	–	–	–	29	–	29

As at January 1, as restated	3,840	3,851	236	338	91	143	4,167	4,332
Acquisition of subsidiaries	–	–	–	162	–	421	–	583
Fair value adjustments	–	–	1	–	–	–	1	–
(Charged)/credited to profit and loss account	(130)	205	87	234	18	158	(25)	597
Exchange differences	141	(241)	14	(35)	5	(23)	160	(299)

As at December 31, (A)	3,851	3,815	338	699	114	699	4,303	5,213

(A)	The deferred tax asset arising from tax losses is related to the electricity business in Australia. There is no expiry on the tax losses recognized. In accordance with the Group’s accounting policy, this asset is subject to impairment review (Note 11).

Deferred tax liabilities (prior to offset)

	Accelerated Tax Depreciation		Withholding/ Dividend Distribution Tax		Unbilled Revenue and Intangibles		Others		Total
	2004 HK$M	2005 HK$M	2004 HK$M	2005 HK$M	2004 HK$M	2005 HK$M	2004 HK$M	2005 HK$M	2004 HK$M	2005 HK$M

As at January 1,	(7,278)	(7,753)	(323)	(364)	–	–	(228)	(227)	(7,829)	(8,344)
Derivative instruments (Note 2)	–	–	–	–	–	–	–	(7)	–	(7)

As at January 1, as restated	(7,278)	(7,753)	(323)	(364)	–	–	(228)	(234)	(7,829)	(8,351)
Acquisition of subsidiaries	–	(388)	–	–	–	(532)	–	(445)	–	(1,365)
Fair value adjustments	–	–	2	–	–	–	–	–	2	–
(Charged)/credited to profit and loss account	(361)	(753)	(21)	6	–	31	9	99	(373)	(617)
(Charged)/credited to equity	–	–	–	–	–	–	–	(43)	–	(43)
Tax consolidation and related adjustments (Note 11)	–	2,015	–	–	–	–	–	(11)	–	2,004
Exchange differences	(114)	130	(22)	39	–	24	(8)	31	(144)	224

As at December 31,	(7,753)	(6,749)	(364)	(319)	–	(477)	(227)	(603)	(8,344)	(8,148)

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	Deferred Taxation (continued)

Deferred tax balances predominantly comprise non-current items. Deferred tax assets and liabilities are netted off when the taxes relate to the same taxation authority and where offsetting is legally enforceable. The following amounts, determined after appropriate offsetting, are shown separately in the consolidated balance sheet:

	2004 HK$M	2005 HK$M

Deferred tax assets	1,043	2,537
Deferred tax liabilities	(5,084)	(5,472)

	(4,041)	(2,935)

26.	Share Capital

	2004		2005
	Number of Ordinary Shares of HK$5 Each	Amount HK$M	Number of Ordinary Shares of HK$5 Each	Amount HK$M

Authorised, as at December 31,	3,000,000,000	15,000	3,000,000,000	15,000

Issued and fully-paid, as at December 31,	2,408,245,900	12,041	2,408,245,900	12,041

There was no movement in the share capital of the Company during the year (2004: nil).

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	Reserves

	Capital Redemption Reserve HK$M	Translation & Hedging Reserves HK$M	Other Reserves HK$M	Retained Profits HK$M	Total HK$M

Balance as at January 1, 2004	2,482	301	86	24,167	27,036
Exchange differences on translation of:
subsidiaries	–	365	–	–	365
jointly controlled entities	–	110	–	–	110
associated company	–	32	–	–	32
designated hedges	–	(76)	–	–	(76)
Net exchange gain not recognized in profit and loss account	–	431	–	–	431

Earnings for the year	–	–	–	8,614	8,614
Dividends paid
2003 finals	–	–	–	(1,806)	(1,806)
2004 interims	–	–	–	(3,251)	(3,251)
Share of movements in reserves of
jointly controlled entities	–	–	44	(42)	2
associated company	–	–	(32)	–	(32)
Balance as at December 31, 2004	2,482	732	98	27,682 (a)	30,994

Balance as at January 1, 2005, as previously reported	2,482	732	98	27,682	30,994
Adjustments for adoption of new HKFRSs
Negative goodwill (HKFRS 3)	–	–	–	1,046	1,046
Derivative instruments (HKAS 39)	–	(99)	–	83	(16)
Balance as at January 1, 2005, as restated	2,482	633	98	28,811	32,024
Exchange differences on translation of:
subsidiaries	–	(915)	–	–	(915)
jointly controlled entities	–	(25)	–	–	(25)
associated companies	–	(95)	–	–	(95)
designated hedges	–	(6)	–	–	(6)
Net exchange loss not recognized in profit and loss account	–	(1,041)	–	–	(1,041)

Cash flow hedges, net of tax
Net fair value loss	–	(172)	–	–	(172)
Transfer to profit and loss account	–	116	–	–	116
Transfer to assets – basis adjustment	–	131	–	–	131
Tax on above movements	–	(21)	–	–	(21)
	–	54	–	–	54
Revaluation of assets, net of tax	–	–	117	–	117
Earnings for the year	–	–	–	11,368	11,368
Dividends paid
2004 finals	–	–	–	(2,119)	(2,119)
2005 interims	–	–	–	(3,468)	(3,468)
Capital redemption by a subsidiary	–	–	417	(417)	–
Share of movements in reserves of
jointly controlled entities	–	16	29	(31)	14
associated company	–	–	5	–	5

Balance as at December 31, 2005	2,482	(338)	666	34,144 (b)	36,954

Notes:

(a)	The proposed final dividends as at December 31, 2004 and balance of retained profits after the proposed final dividends were HK$2,119 million and HK$25,563 million respectively.

(b)	The proposed final dividends as at December 31, 2005 and balance of retained profits after the proposed final dividends were HK$2,264 million and HK$31,880 million respectively.

Capital redemption reserve represents the nominal value of the shares repurchased which was paid out of the distributable reserves of the Company.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	Fuel Clause Account

Costs of fuel consumed by CLP Power Hong Kong are passed on to the customers. The variations between the actual cost of fuel and the fuel cost billed are captured in the fuel clause account. The balance on the account (inclusive of interest) represents amounts over-recovered and is an amount due to customers of CLP Power Hong Kong.

29.	SoC Reserve Accounts

The Development Fund, special provision account and Rate Reduction Reserve of the Group’s major subsidiary, CLP Power Hong Kong, are collectively referred to as SoC reserve accounts in the consolidated balance sheet. The respective balances at the end of the year are:

	2004 HK$M	2005 HK$M

SoC reserve accounts
Development Fund (A)	3,171	3,685
Special provision account (B)	–	–
Rate Reduction Reserve (C)	549	489

	3,720	4,174

Movements in the SoC reserve accounts are as follows:
	2004 HK$M	2005 HK$M

(A) Development Fund
As at January 1,	2,960	3,171
Transfer from profit and loss account (Note 6)	219	527
One-off rebate	8	(13)
Business relief rebate	(1)	–
Special rebate to customers	(15)	–

As at December 31,	3,171	3,685

(B) Special provision account
As at January 1,	176	–
Transfer to profit and loss account	(176)	–

As at December 31,	–	–

(C) Rate Reduction Reserve
As at January 1,	471	549
Interest expense charged to profit and loss account (Note 9)	253	274
One-off rebate	2	–
Rebate to customers(a)	(177)	(334)

As at December 31,	549	489

Note (a): A rebate of HK¢1.1 per unit (2004: HK¢0.6 per unit) was made to customers during the year.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.	Notes to the Consolidated Cash Flow Statement

(A)	Reconciliation of profit before taxation to net cash inflow from operations:

	2003 HK$M	2004 HK$M	2005 HK$M

Profit before taxation	8,828	9,910	10,445
Adjustments for:
Operating interest	909	1,081	1,383
Finance income	(48)	(63)	(124)
Share of results, net of tax
jointly controlled entities	(3,155)	(2,897)	(3,099)
associated companies	(66)	(188)	(140)
Depreciation and amortization	2,317	2,485	2,896
Impairment loss on fixed assets	9	–	–
Net loss on disposal of fixed assets	152	212	103
Capital gain arising from disposal of properties	–	(214)	(128)
Net (gain)/loss on disposal of other assets	16	38	(37)
Realized gain on retirement benefit plan assets	(17)	–	–
Hedging costs and net exchange difference	32	52	29
Fair value loss on derivative instruments
cash flow hedges, transfer from equity	–	–	116
transactions not qualifying as hedges	–	–	96
SoC items
increase in customers’ deposits	194	241	189
Increase/(decrease) in fuel clause account	894	(152)	(466)
one-off rebate	(1,368)	(479)	(13)
rebate to customers under SoC	(173)	(177)	(334)
business relief rebate	(42)	(1)	–
special rebate	(634)	(15)	–
	(1,129)	(583)	(624)
Transfers to Development Fund and from special provision account	78	43	527

Cash flow before working capital changes	7,926	9,876	11,443
(Increase)/Decrease in debtors and prepayments	(158)	1,695	238
Increase in creditors and other liabilities	29	95	220
Decrease/(Increase) in dividend receivable from a jointly controlled entity	–	(196)	109
Increase in current accounts due to jointly controlled entities	61	32	29

Net cash inflow from operations	7,858	11,502	12,039

(B)	Analysis of net cash outflow in respect of the acquisitions of subsidiaries:

	2003 HK$M	2004 HK$M	2005 HK$M

Purchase consideration excluding non-cash items	(836)	–	(13,114)	(Note 5)
Cash and cash equivalents in subsidiaries acquired	482	–	675	(Note 5)

Net cash outflow in respect of the acquisitions	(354)	–	(12,439)

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	Commitments

(A)	Capital expenditure on fixed assets, leasehold land and land use rights authorized but not brought into the accounts is as follows:

	2004 HK$M	2005 HK$M

Contracted but not provided for	2,207	2,689
Authorised but not contracted for	9,670	6,922

	11,877	9,611

(B)	The Group has entered into a number of joint venture arrangements to develop power projects in Thailand and the Chinese mainland. Equity contributions required and made by the Group under each project are summarised below:

Project Name	Total Equity Contributions Required	Amount Fulfilled as at December 31, 2005	Remaining Balance to be Contributed	Expected Year for Last Contribution

BLCP power project (Thailand)	US$165 million	US$17 million (HK$132 million)	US$148 million (HK$1,147 million)	2007

Fangchenggang power project (Chinese mainland)	RMB966 million	RMB457 million (HK$439 million)	RMB509 million (HK$489 million)	2008

Weihai wind power project (Chinese mainland)	RMB30 million	RMB5 million (HK$4 million)	RMB25 million (HK$24 million)	2006

Nanao II wind power project (Chinese mainland)	RMB36 million	nil	RMB36 million (HK$35 million)	2006

(C)	The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2004 HK$M	2005 HK$M

Not later than one year	18	272
Later than one year and not later than five years	12	981
Later than five years	–	1,767

	30	3,020

Of the above amount, HK$2,827 million was related to the twenty-year Master Hedge Agreement between TRUenergy and Ecogen. Under the Agreement, TRUenergy has the right to call upon electricity from the power stations in consideration of fixed premiums over the life of the Agreement. Other non-cancellable operating leases are for leases of various offices and equipment.

(D)	Pursuant to the previous loan agreements of Yallourn, the Group had to provide the senior lenders with contingent equity support up to A$200 million depending on certain minimum requirements regarding the availability of cash flows for debt services. As at December 31, 2004, A$80 million had been contributed by the Group. This contingent equity support, however, is no longer required upon repayment of the debts in May 2005.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.	Related Party Transactions

Below are the more significant transactions with related parties for the year ended December 31,:

(A)	Purchases of electricity and gas from affiliated companies

(i)	Of the purchases of electricity and gas totalling HK$21,516 million (2004: HK$16,055 million, 2003: HK$15,873 million), HK$17,017 million (2004: HK$16,055 million, 2003: HK$15,873 million) was related to purchases of electricity from jointly controlled entities for the electricity business in Hong Kong. Details are shown below:

	2003 HK$M	2004 HK$M	2005 HK$M

Purchases of electricity from CAPCO (a)	10,431	10,923	11,636
Purchases of nuclear electricity (b)	5,134	4,763	5,029
Pumped storage service fee (c)	308	369	352

	15,873	16,055	17,017

(a)	Under the Electricity Supply Contract between CLP Power Hong Kong and CAPCO, CLP Power Hong Kong is obliged to purchase all of CAPCO’s generating capacity. The Electricity Supply Contract provides that the price paid by CLP Power Hong Kong to CAPCO is sufficient to cover all of CAPCO’s operating expenses, including fuel cost, depreciation, interest expenses and current and deferred taxes, as well as CAPCO’s share of the return permitted under the SoC.

(b)	Under the off-take and resale contracts, CLP Power Hong Kong is obliged to purchase the Group’s 25% equity share of the output from Guangdong Daya Bay Nuclear Power Station (GNPS) and an additional 45% of such output from Guangdong Nuclear Investment Company, Limited. The price paid by CLP Power Hong Kong for electricity generated by GNPS throughout the terms of the power purchase agreements is determined by a formula based on GNPS’s operating costs and a calculation of profits by reference to shareholders’ funds and the capacity factor for that year.

(c)	Under a capacity purchase contract, Hong Kong Pumped Storage Development Company, Limited (PSDC) has the right to use 50% of the 1,200MW capacity of Phase 1 of the Guangzhou Pumped Storage Power Station. CLP Power Hong Kong has entered into a contract with PSDC to make use of this capacity. The price paid by CLP Power Hong Kong to PSDC is sufficient to cover all of PSDC’s operating expenses and net return. PSDC’s net return is based on a percentage of its net fixed assets in a manner analogous to the SoC.

(ii)	Gascor Pty Ltd (Gascor), formerly owned by the Victorian State Government and became an associated company of TRUenergy as a result of an arrangement made during the privatisation of the Victorian gas industry, is a party to a gas supply contract in Victoria with Esso Australia Resources Pty Ltd (Esso) and BHP Billiton Petroleum (Bass Strait) Pty Ltd (BHP). The contract terms between Gascor and Esso/BHP are effectively replicated in the Master Agreement between TRUenergy and Gascor. TRUenergy purchases gas at the wholesale market price from Gascor, which in turn obtains the gas from Esso and BHP. The amount paid to Gascor since acquisition of the MEB to December 31, 2005 was HK$522 million.

Amounts due to the related parties as at December 31, 2005 are disclosed in Note 23.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.	Related Party Transactions (continued)

(B)	Rendering of services to jointly controlled entities

In accordance with the CAPCO Operating Service Agreement between CLP Power Hong Kong and CAPCO, CLP Power Hong Kong is responsible to CAPCO for the efficient and proper construction, commissioning, operation and maintenance of the electricity generating facilities of CAPCO. In return, CAPCO reimburses CLP Power Hong Kong for all costs incurred in performance of the agreement. The charges from CLP Power Hong Kong to CAPCO during the year amounted to HK$1,044 million (2004: HK$1,071 million) and a portion of the charges which is accounted for as operating expenses by CAPCO is covered under the Electricity Supply Contract referred to in (A)(i)(a) above.

Amounts due from the related parties as at December 31, 2005 are disclosed in Note 21. No provision has been made for the amounts owed by the related parties.

(C)	The Company provides necessary funding to support its subsidiaries’ operations. Of the total advances of HK$17,311 million (2004: HK$12,046 million) made to its subsidiaries (Note 17), HK$16,827 million (2004: HK$11,532 million) was advanced to CLP Power Asia Limited to fund the investments in power projects in Australia, the Chinese mainland and other Asia-Pacific regions. Movements of the advance account to CLP Power Asia Limited are as follows:

	2004 HK$M	2005 HK$M

Balance as at January 1,	10,409	11,532
Amounts advanced	2,073	6,823
Amounts repaid	(950)	(1,528)

Balance as at December 31,	11,532	16,827

The Company also has advances from subsidiaries, which are unsecured, interest-free and have no fixed repayment terms except an advance from CLP Properties Group of HK$7 million (2004: HK$15 million), which is repayable on demand and bears interest of 1.5% (2004: 0.75%) per annum. Of the HK$195 million (2004: HK$20 million) advanced from subsidiaries, HK$166 million (2004: HK$19 million) was from CLP Properties Group.

(D)	The loan and advances made to affiliated companies totalled HK$6,865 million (2004: HK$6,681 million) (Note 18 and Note 19). Of these, HK$6,427 million (2004: HK$6,037 million) was in the form of interest-free advances from CLP Power Hong Kong to CAPCO. Details are as follows:

	2005 HK$M	2004 HK$M

Balance as at January 1,	5,690	6,037
Amounts advanced	2,221	2,027
Amounts repaid	(1,881)	(1,622)
Exchange differences	7	(15)

Balance as at December 31,	6,037	6,427

As at December 31, 2005, the Group did not have any guarantees which were of significant amount given to or received from these parties.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.	Related Party Transactions (continued)

(E)	Emoluments of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group. It comprises the Non-executive Directors, Executive Directors and Senior Management, namely the Group Director – Managing Director Hong Kong, Group Director – Managing Director Asia Pacific and Group Director – Operations.

The total remuneration of the key management personnel is shown below:

	2003 HK$M	2004 HK$M	2005 HK$M

Fees	2	3	4
Base compensation, allowances and benefits in kind	23	24	26
Performance bonus
Annual incentive	15	18	24
Long-term incentive	–	6	11
Provident fund contributions	3	3	3
Ex-gratia payment(a)	–	–	2

	43	54	70

Note (a):	Ex-gratia payment is not part of the remuneration arrangements for the Executive Directors, but may be payable, where appropriate, upon approval by the Chairman of the Human Resources & Remuneration Committee.

The position of Group Director – Operations was established on November 1, 2005; hence there is no comparative remuneration in 2004.

As at December 31, 2005, the CLP Holdings’ Board was composed of fourteen (2004 and 2003: thirteen) Non-executive Directors and three (2004 and 2003: four) Executive Directors. Remuneration of all Directors for the year 2005 totalled HK$47 million (2004: HK$39 million, 2003: HK$27 million).

With respect to the emoluments of the highest paid employees, the six highest paid individuals in the Group during the year included three who served as Directors for the full year, one who served as a Director for part of the year and two Senior Management personnel. The total remuneration of these six highest paid individuals amounted to HK$60 million (2004: HK$51 million, 2003: HK$41 million). Further details of the remuneration of the Directors and Senior Management, on named basis, and remuneration paid to the six highest paid individuals by bands are disclosed in “Item 6. Directors, Senior Management and Employees – B. Compensation” of this annual report.

33.	Contingent Liabilities

Under the original power purchase agreement between GPEC and its off-taker GUVNL, GUVNL was required to make a ‘deemed generation incentive’ payment to GPEC when the plant availability was above 68.5% (70% as revised subsequently). GUVNL has been making such payments since December 1997. In September 2005, GUVNL filed a petition before the Gujarat Electricity Regulatory Commission claiming that the ‘deemed generation incentive’ payment should not be paid for the period when the plant was using naphtha as fuel instead of gas. GUVNL’s contention is based on a 1995 Government of India notification which disallowed ‘deemed generation incentive’ for naphtha based power plants. The total amount of the claim plus interest amounts to about HK$1,250 million.

On the basis of legal advice that has been sought, Directors are of the opinion that no provision is required to be made in the accounts in respect of this matter.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.	Subsequent Events

(a)	OneEnergy

On March 22, 2006, the Group and Mitsubishi Corporation of Japan agreed to form a strategic joint venture for the purpose of acquiring interests in and developing and operating power generation businesses in Southeast Asia and Taiwan. Each party owns equal 50% stakes in the joint venture called OneEnergy Limited, or OneEnergy. The total shareholders’ contribution to OneEnergy Limited is initially set at approximately US$670 million. The Group’s holding of 22.42% of the total issued share capital of Electricity Generating Public Company Limited of Thailand, or EGCO, was transferred to OneEnergy on March 23, 2006.

(b)	Acquisition of MEB

In May 2005, the Group acquired the Merchant Energy Business in Australia from an affiliate of Singapore Power Limited. A claim was lodged with this affiliated company prior to the end of 2005 and was settled in April 2006 for an amount of A$179 million (HK$1,019 million) which was paid to CLP Australia Holdings Pty Ltd. This has been treated as a reduction in the acquisition price as an adjusting post-balance sheet event (Note 5). In addition, a review of the valuation of contracted customers in Australia resulted in a reallocation of HK$185 million from goodwill to intangible assets.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP

The Group’s financial statements are prepared in accordance with Hong Kong GAAP. The significant differences applicable to the Group are described below and the adjustments considered necessary to reconcile the consolidated profit (“net income”) or shareholders’ funds (“shareholders’ equity”) in accordance with U.S. GAAP are shown in the following tables. The introduction of new HKFRS effective January 1, 2005 has affected certain presentation and disclosures in the accounts (Note 2(A)(i)(b)). These changes have resulted in restatement of previous’ figures but have no effect on net income for 2003 or 2004 and no impact on shareholders’ funds for 2004.

Net Income and Shareholders’ Equity

The estimated effect of the significant adjustments to the net income and shareholders’ equity in accordance with U.S. GAAP is summarized below:

Net income

	Note	2003 HK$M	2004 HK$M	2005 HK$M	2005 US$M

Profit for the year in accordance with Hong Kong GAAP		7,687	8,614	11,368	1,466

Adjustments required under U.S. GAAP:
Gain on change in fair value of derivatives	(f)	74	54	157	21
Tax effect of the gain on change in fair value of derivatives	(f)	(17)	(30)	–	–
Depreciation of leasehold land	(c)	(54)	652	–	–
Deferred tax accounting	(j)	(187)	–	–	–
Change in fair value of equity securities	(g)	31	(4)	–	–
Goodwill adjustment	(d)	(9)	7	22	3

		(162)	679	179	24

Net income for the year in accordance with U.S. GAAP		7,525	9,293	11,547	1,490

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP (continued)

Net Income and Shareholders’ Equity (continued)

Shareholders’ equity

	Note		2004 HK$M	2005 HK$M	2005 US$M

Total equity in accordance with Hong Kong GAAP			44,199	50,270	6,483
Less: Minority interest			–	(111)	(14)

Shareholders’ equity in accordance with Hong Kong GAAP			44,199	50,159	6,469
Cumulative adjustments required under U.S. GAAP:
Loss on change in fair value of derivatives accruing to customers	(f	)	(1,372)	–	–
Loss on change in fair value of hedged liabilities accruing to customers	(f	)	(249)	–	–
Amount accrued to customers	(f	)	1,621	–	–
Loss on change in fair value of derivatives	(f	)	(71)	–	–
Tax effect on loss on the change in fair value of derivatives	(f	)	(3)	–	–
Depreciation of leasehold land	(c	)	(938)	(910)	(117)
Amount accrued to customers	(c	)	938	910	117
Amortization of goodwill	(d	)	26	48	6
Re-allocation of “negative goodwill”	(d	)	–	(1,046)	(135)
Business combination	(e	)	–	(78)	(10)
Foreign currency translation			–	55	8
Net change in fair value of derivatives to other comprehensive income/(loss)
- company and subsidiaries, net of tax of HK$nil (2004: HK$23 million)	(f	)	(58)	–	–
- share of jointly controlled entities, net of tax of HK$nil (2004: HK$nil)	(f	)	(41)	–	–

Shareholders’ equity in accordance with U.S. GAAP			44,052	49,138	6,338

Cash Flow Statement

Under Hong Kong GAAP, cash flows from dividends received can be classified in a manner which is most appropriate to the business and the Group therefore classifies dividends received as investing cash flows. Hong Kong GAAP further allows bank overdrafts to be a component of cash and cash equivalents as it forms an integral part of the Group’s cash management. Under U.S. GAAP, dividends received and bank overdrafts should be classified as operating cash flows and financing activities, respectively. The U.S. GAAP cash flow statement for 2005 and 2004 included CAPCO as a consolidated VIE under FIN 46R. The U.S. GAAP cash flow statement for 2003 had included CAPCO as a jointly controlled entity accounted for under the equity method. The consolidated cash flow data by operating, investing and financing activities in accordance with U.S. GAAP are summarized below:

	2003 HK$M	2004 HK$M	2005 HK$M	2005 US$M

Net cash provided/(used) by:
Operating activities	10,102	16,920	16,923	2,183
Investing activities	(5,577)	(8,110)	(19,091)	(2,462)
Financing activities	(4,287)	(7,165)	1,775	229

(Decrease)/increase in cash and cash equivalents	238	1,645	(393)	(50)
Cash and cash equivalents at beginning of year	516	787	2,520	324
Effect of exchange rate changes	33	88	(86)	(11)

Cash and cash equivalents at end of year	787	2,520	2,041	263

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP (continued)

(a)	Presentation of the Consolidated Profit and Loss Account

Prior to 2005, the Transfers under the Scheme of Control (SoC) which comprise the transfer from /to Development Fund, transfer from special provision account and transfer to Rate Reduction Reserve were presented as an adjustment from the profit after taxation in the Consolidated Profit and Loss Account.

Under Hong Kong GAAP, upon the adoption of HKAS 1 “Presentation of Financial Statements” on January 1, 2005, which prohibits presentation of any items of income and expense as extraordinary items, the Group reclassified the transfers from /to Development Fund and special provision account as adjustments to revenue, and the transfer to Rate Reduction Reserve as part of the finance costs.

Under U.S. GAAP, the transfer from /to Development Fund, transfer from special provision account and transfer to Rate Reduction Reserve are considered as adjustments under regulatory requirements and hence remain to be shown on the Consolidated Profit and Loss Account. There is no impact on the earnings of the Group.

(b)	Presentation of minority interests

Under Hong Kong GAAP, prior to January 1, 2005, minority interest in the results for the year were separately presented in the Consolidated Profit and Loss Account as a deduction of profit /(loss) after tax before arriving at the profit /(loss) attributable to shareholders. Upon the adoption of HKAS 1 on January 1, 2005, minority interests are required to be included in the determination of the Group’s net profit or loss and total equity. The adoption of HKAS 1 has also affected the presentation of minority interests in the balance sheet. The minority interests are presented with the total equity when previously they were presented as a liability. This new presentation has been applied in the Consolidated Balance Sheet.

Under U.S. GAAP, minority interests are deducted in the determination of the Group’s net income or loss and excluded from the Group’s total equity.

(c)	Depreciation of Leasehold Land

Prior to January 1, 2004, the Scheme of Control Agreement provided that leasehold land be capitalized at unamortized cost. Under U.S. GAAP, such assets have always been amortized over the term of the lease. Commencing from January 1, 2004, leasehold land has been amortized over the unexpired lease terms in accordance with the revision made in the 2003 Scheme of Control interim review. Following this change, the treatment under Hong Kong GAAP is consistent with that under U.S. GAAP. Accordingly, a receivable under the Scheme of Control Agreement has been recorded at December 31, 2005 to reflect the fact that the amount of amortization previously debited to shareholders’ equity under U.S. GAAP is considered recoverable from customers. An adjustment is also required to the annual depreciation charge to reflect the different depreciation period under U.S. GAAP compared to Hong Kong GAAP, however, this adjustment also reduces the amount recoverable from customers and has no impact on the Consolidated Profit and Loss Account.

(d)	Goodwill and Negative Goodwill

Prior to January 1, 2005, under Hong Kong GAAP, goodwill was required to be amortized over its useful life and subject to an impairment review if there was an indication that impairment might exist. With effect from January 1, 2005, the Group has adopted HKFRS 3 “Business Combinations” and HKAS 36 “Impairment of Assets”, whereby goodwill is no longer amortized but is tested for impairment annually and when there are indications of impairment. This treatment is consistent with U.S. GAAP. Accordingly, an adjustment has been included in the U.S. GAAP reconciliation to reverse the goodwill amortized up to December 31, 2004.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP (continued)

(d)	Goodwill and Negative Goodwill (continued)

Under Hong Kong GAAP, prior to January 1, 2005, the amount of negative goodwill not exceeding the fair values of the acquired identifiable non-monetary assets was recognized as income on a systematic basis over the remaining weighted average useful life of the acquired identifiable depreciable or amortizable assets. Effective January 1, 2005, the negative goodwill balance at December 31, 2005 is recognized immediately in the Consolidated Profit and Loss Account. Pursuant to the transitional provisions under Hong Kong GAAP, the negative goodwill balance at January 1, 2005 was derecognized with a corresponding adjustment to the balance of retained profits. Under U.S. GAAP, FAS No. 141 “Business Combinations” requires the negative goodwill balance to be allocated on a pro-rata basis against the carrying amounts of certain acquired non-financial assets, with any excess recognized as an extraordinary gain in the period in which the business combination is initially recognized. The major adjustments required under U.S. GAAP are to the negative goodwill arising from the acquisition of Yallourn Energy and GPEC and the related exchange translation differences.

(e)	Business Combinations

During 2005, the Group acquired additional equity interests in the Huaiji hydroelectric power ventures (Huaiji) increasing the Group’s holding from 41.5% in 2004 to 75% in 2005. This step acquisition was accounted for as a business combination in accordance with HKFRS 3. Under Hong Kong GAAP, the Group’s previously held interests in the Huaiji’s identifiable assets, liabilities and contingent liabilities were revalued at fair value. Also, the minority interest of Huaiji was restated at the minority’s share of the fair value of the acquired assets, liabilities and contingent liabilities. Under U.S. GAAP, only the Group’s incremental share of identifiable assets, liabilities and contingent liabilities of Huaiji acquired are adjusted to the fair value at the date of acquisition and the minority interest is stated at pre-acquisition carrying value of identifiable assets and liabilities acquired.

In May 2005, the Group acquired the Merchant Energy Business in Australia which had approximately 1.1 million electricity and gas retail customers. Approximately half of the customers have signed contracts with a term of one to three years. These customers, as an incentive to sign up the term contract, pay prices that are less than the regulated tariff and are subject to financial penalty if they choose to terminate the contract before the expiry of the contract term. These customers are called contracted customers. The other customers that have not signed contracts are called uncontracted customers. For these uncontracted customers, they pay prices at the regulated tariff but they can at any time choose another provider for their energy. There is no requirement for these customers to move, at any stage, to contracted arrangements. There have been no past exchange transactions for the same or similar uncontracted energy customers (other than as part of business combinations). Under Hong Kong GAAP, in order to qualify for recognition separately from goodwill, we have to demonstrate that we control the expected future economic benefits flowing from the uncontracted customer base. As there is no compulsion for the uncontracted customers to continue to purchase their energy from us, nor to enter into contracted arrangements, we cannot demonstrate control over the future economic benefits flowing from these uncontracted customers, and hence the uncontracted customer base forms part of the goodwill arising from the acquisition. However, under U.S. GAAP, noncontractual customer relationships are regarded as intangible assets that meet the criteria for recognition as an asset apart from goodwill. Hence an adjustment to increase the intangible assets by HK$434 million, with a corresponding reduction to the goodwill, has been made under U.S. GAAP. The contracted customers are recognized as an intangible asset under both U.S. GAAP and Hong Kong GAAP.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP (continued)

(f)	Derivatives and Hedging Activities

The Group uses different derivative instruments to manage its exposure to foreign currency, interest rate risks and price risks associated with the sales and purchases of electricity in Australia, with an objective to minimize the impact of exchange rate, interest rate and electricity price fluctuations on earnings, reserves and tariff charges to customers and shareholders. The Group’s subsidiary in Australia also enters into hedging contracts to cover forecasted generation loads and retail customer demands to fix the price of electricity within a certain range for the purpose of hedging or protecting against fluctuations in the spot market price. Prior to January 1, 2005, the Group did not recognize such derivatives and hedging activities at fair value, nor did it account for the gains or losses relating to the fair value changes in these activities as this was not a requirement under Hong Kong GAAP.

For U.S. GAAP, effective January 1, 2001, the Group adopted FAS No. 133, which requires the Group to recognize all qualifying derivatives on the balance sheet at fair value. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Consolidated Profit and Loss Account to offset changes in the fair value of the hedged assets or liabilities. Changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income (loss) until the hedged items are recognized in earnings, at which point the cumulative gain (loss) previously recorded in other comprehensive income (loss) is transferred to the Consolidated Profit and Loss Account. Certain derivative transactions, while providing economic hedges, do not qualify for hedge accounting under FAS No. 133. For these derivatives, changes in fair values are recognized in the Consolidated Profit and Loss Account.

As of December 31, 2004, the application of FAS No. 133 resulted in the fair value of derivative contracts amounting to a liability of HK$1,452 million (2003: a liability of HK$121 million), with offsetting amounts of HK$1,621 million (2003: HK$339 million) being charged to customers in accordance with the Scheme of Control and HK$249 million (2003: HK$301 million) being credited to the carrying amount of a hedged liability. The remaining amount of HK$80 million (2003: HK$83 million) was principally charged to other assets and liabilities, the Consolidated Profit and Loss Account and accumulated other comprehensive loss.

The Group’s share of changes in the fair value of derivatives of the jointly controlled entities and associated companies were also recognized in accordance with the requirements of the FAS No. 133, resulting in a decrease in the Group’s share of the net assets of its jointly controlled entities and associated companies at December 31, 2004 of HK$110 million (2003: HK$147 million). Of this amount, cumulative charges of HK$69 million (2003: HK$78 million) have been reflected in the Consolidated Profit and Loss Account and HK$41 million (2003: HK$69 million) has been charged to accumulated other comprehensive loss.

With effect from January 1, 2005, the Group adopted HKAS 32 and HKAS 39 and changed the accounting policy for recognition, measurement, de-recognition and disclosure of financial instruments. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Consolidated Profit and Loss Account, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the Consolidated Profit and Loss Account. Amounts accumulated in equity are transferred to the Consolidated Profit and Loss Account in the periods when the hedged item affects earnings. Certain derivative instruments do not qualify for hedge accounting or are entered into for trading purposes. Changes in the fair value of these derivative instruments are recognized immediately in the Consolidated Profit and Loss Account. As a result, the accounting treatment of financial instruments became the same under Hong Kong GAAP and U.S. GAAP from January 1, 2005 onwards.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP (continued)

(f)	Derivatives and Hedging Activities (continued)

At the date of transition on January 1, 2005, fair value of derivative instruments was recognized with the corresponding adjustments taken to retained profits or hedging reserve, depending on whether the criteria for hedge accounting are satisfied at the transition date. The difference on amount between the fair value of derivative instruments recognized on January 1, 2005 for the transition and the amount of fair value recognized previously under U.S. GAAP was adjusted to the Consolidated Profit and Loss Account.

(g)	Investments in Equity Securities

Under Hong Kong GAAP, prior to January 1, 2005, investments in equity securities were categorized as either investment securities or other investments. Investment securities were carried at cost less any provision for impairment. Other investments were measured at fair value with unrealized gains and losses being charged to the Consolidated Profit and Loss Account.

Upon the adoption of HKAS 39 on January 1, 2005, investments in equity securities are classified as either available-for-sale financial assets or trading securities. Available-for-sale financial assets are carried at fair value and changes in fair value are recognized within the shareholder’s equity until realized in the Consolidated Profit and Loss Account upon sale or disposal, unless there is objective evidence that an individual investment has been impaired. Trading securities are carried at fair value and recorded as financial assets at fair value through profit or loss, with any unrealized holding gains or losses arising from the changes in fair value being recognized in the income statement in the period in which they arise.

Under U.S. GAAP, investments in equity securities are classified as available-for-sale or trading securities. Trading securities are bought and held principally for the purpose of selling them in the near term and are carried at fair value with any unrealized gains or losses included in net profit or loss for the period. Available-for-sale securities are investments that are carried at aggregate fair value with gross unrealized holding gains and losses reported as a component of other comprehensive income /loss. The current Hong Kong GAAP is consistent with U.S. GAAP in all material respects.

(h)	Asset Retirement Obligations

The Group recognizes the fair value of liability for asset retirement obligations. The amount of the provision is the present value of the cash flows expected to be required to settle such obligations. Under Hong Kong GAAP, the discount rate used is the pre-tax rate that reflects current market assessment of the time value of money and the risks specific to the liability. Under U.S. GAAP, the credit-adjusted risk-free rate is used, with the risk-free interest rate being the interest rate on monetary assets that are essentially risk free and that have maturity dates that coincide with the expected timing of the estimated cash flows required to satisfy the asset retirement obligation. The adoption of a different discount rate under U.S GAAP has resulted in an increase in long-term liabilities of HK$73 million and a corresponding increase in fixed assets as at December 31, 2005, whilst the impact on the Consolidated Profit and Loss Account for 2005 is considered immaterial.

(i)	Sales of Receivables with Recourse

Under Hong Kong GAAP, effective January 1, 2005, a financial asset can be derecognized when an entity transfers substantially all the risks and rewards of ownership of the asset. Where the Group sells a portfolio of receivables with recourse, that portfolio is accounted for as a collateralized borrowing since it does not qualify for derecognition.

Under U.S. GAAP, the derecognition model is different and is governed by three key tests: (a) legal isolation of the transferred asset from the transferor, (b) the ability of the transferee to pledge or sell the asset, and (c) no right or obligation of the transferor to repurchase. Consequently, the receivables sold with recourse by the Group are derecognized under U.S. GAAP, resulting in a decrease in receivables and a decrease in borrowings of HK$206 million as at December 31, 2005. There is no impact on the Consolidated Profit and Loss Account.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP (continued)

(j)	Taxation

Prior to 2003, CLP Power Hong Kong and CAPCO (collectively referred to here as “SoC Companies”), were required under the SoC Agreement to make full provision for deferred taxation arising from timing differences attributable to accelerated tax depreciation allowances computed using the rate ruling when the timing differences arose, with no adjustments made subsequently if tax rates changed. In the non-SoC Companies, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future.

Upon adoption of a revised Hong Kong GAAP on income taxes in 2003 by CLP Power Hong Kong, a retrospective adjustment was made for the over-provision of deferred taxation due to tax rates changes in periods prior to 2002 with a corresponding adjustment made to creditors as, based on legal advice, it was considered that the effect of tax rate changes on deferred taxation would be payable or recoverable under the SoC. In 2003, a total amount of HK$187 million previously credited to shareholders’ equity under U.S. GAAP, which represented the best estimate of the GAAP differences at the time the adjustment was made, was reversed in the Consolidated Profit and Loss Account.

(k)	Variable Interest Entities

Under U.S. GAAP, Financial Accounting Standards Board Interpretation No. 46 (revised) (“FIN 46R”) requires that certain Variable Interest Entities (VIE’s) to be consolidated by their primary beneficiary. The primary beneficiary is the party that is subject to a majority of the risk of losses from the VIE’s activities, or entitled to receive a majority of the VIE’s residual returns, or both. An entity is subject to FIN 46R and is considered to be a VIE if it has (1) equity that is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity’s operations, or that do not absorb the expected losses or receive the expected returns of the entity, or (3) equity investors have voting rights that are not proportional to their obligations to absorb the expected losses or to receive the expected returns of the entity, and substantially all of the entity’s activities are conducted on behalf of an investor that has disproportionately few voting rights.

A Foreign Private Issuer must apply the provisions of FIN 46R to those entities considered as “special-purpose entities” on January 1, 2004, and to other entities no later than December 31, 2004. The Group adopted FIN 46R in 2004 and carried out an assessment on the Group’s interest in CAPCO and other jointly controlled entities under the provisions of FIN 46R.

The Electricity Supply Contract between CLP Power Hong Kong, ExxonMobil and CAPCO stipulates that if the actual profit for the SoC business, when added to the amount available for transfer from the Development Fund, is less than the permitted return, the share of any deficit to be borne by CAPCO is limited to 20%. The remaining 80% is to be borne by CLP Power Hong Kong as the other party to the SoC Agreement. The shareholders of CAPCO, in their capacities as shareholders, are therefore sheltered from the losses of the company and, as such, CAPCO does meet the definition of a VIE as any shortfall in the expected return, which is deemed to be the permitted return, would be borne by CLP Power Hong Kong. Consequently, CLP Power Hong Kong is considered to be the primary beneficiary of CAPCO. The Group is therefore required to consolidate CAPCO in the U.S. GAAP accounts. This does not have any impact on net income or shareholders’ funds, as CAPCO was previously accounted for using the equity method, but does result in the requirement to disclose a summary income statement and balance sheet prepared under U.S. GAAP. Under Hong Kong GAAP, the Group’s investment in CAPCO is accounted for using the equity method. The Group’s relationship with CAPCO is more fully described in Note 18 and Note 32.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP (continued)

(k)	Variable Interest Entities (continued)

The Group has consolidated CAPCO in the U.S. GAAP consolidated financial statements at December 31, 2005 in accordance with the provisions of FIN 46R. The income statement and balance sheet of the Group prepared under U.S. GAAP, including the consolidation of CAPCO and the other U.S. GAAP adjustments detailed on pages F-62 to F-63 , are presented below:

	U.S. GAAP 2004 HK$M	U.S. GAAP 2005 HK$M	U.S. GAAP 2005 US$M

Revenue	30,784	39,275	5,066
Operating expenses	(17,209)	(25,168)	(3,246)

	13,575	14,107	1,820
Property disposal gain	214	–	–

Operating profit	13,789	14,107	1,820
Net finance costs	(1,248)	(1,480)	(191)
Share of results of affiliates, net of tax	1,335	1,773	229

Profit before taxation	13,876	14,400	1,858
Taxation
current and deferred, excluding tax consolidation benefit	(1,796)	(1,868)	(241)
deferred: tax consolidation benefit from Australia	–	2,004	258

	(1,796)	136	17

Profit after taxation	12,080	14,536	1,875
Transfers under Scheme of Control	(296)	(801)	(103)

	11,784	13,735	1,772
Earnings attributable to non-controlling interest	(2,491)	(2,188)	(282)

Net earnings	9,293	11,547	1,490

	U.S. GAAP 2004 HK$M	U.S. GAAP 2005 HK$M	U.S. GAAP 2005 US$M

Current assets	7,382	11,059	1,426
Fixed assets	78,305	83,981	10,832
Leasehold land and land use rights	4,926	4,842	625
Goodwill and other intangible assets	–	6,930	894
Investment in affiliates	10,257	11,467	1,479
Other assets	3,934	3,398	438

Total assets	104,804	121,677	15,694

Current liabilities(1)	12,430	17,442	2,250
Term loans (long-term portion)	24,529	30,888	3,984
Deferred taxation	7,938	8,263	1,066
Other long-term liabilities	6,539	5,972	770
Shareholders’ funds	44,052	49,138	6,338
Non-controlling interest	9,316	9,974	1,286

Total liabilities and shareholders’ funds	104,804	121,677	15,694

(1)	Current liabilities include the current portion of term loans.

CLP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP (continued)

New Hong Kong Accounting Pronouncements

In February 2005, the HKICPA issued HKFRS-Interpretation 4 (HKFRS-Int 4) “Determining whether an Arrangement contains a Lease” which provides guidance for determining whether a transaction or a series of related transactions, that does not take the legal form of a lease but conveys a right to use an asset in return for a payment or series of payments are, or contain, leases that should be accounted for in accordance with HKAS 17 “Leases”. The interpretation addressed the issues on how to determine whether an arrangement is, or contains a lease as defined in HKAS 17; when the assessment or a reassessment should be made; and how the payments for the lease should be separated from payments for any other elements in the arrangement. The interpretation is effective for accounting periods beginning on or after January 1, 2006. We believe that the adoption of HKFRS-Int 4 will not have any significant impact on the Group’s financial position and results of operations.

New U.S. Accounting Pronouncements

FAS 154

In May 2005, the Financial Accounting Standards Board (“FASB”) issued FAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20 and FASB No. 3. This pronouncement requires a voluntary change in accounting principle to be applied retrospectively, or to prior period financial statements. Application to prior periods being presented is required if it can be reasonably achieved or is ‘practicable’. If not, the change should be made to related assets/liabilities “as of the beginning of the earliest period for which retrospective applicable is practicable and along with a corresponding adjustment to the opening balance of retained earnings. FAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Group considers that the adoption of FAS No. 154 does not have any significant impact on the Group’s financial position and results of operations.

FAS 155

In February 2006, the FASB issued FAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, an amendment of FASB Statement No. 133 and 140. This pronouncement amends FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. This pronouncement also amends FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. FAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of FAS No. 155 does not have any impact on the Group’s financial position and results of operations.

FSP 13-1

In October 2005, the FASB issued FSP No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period” (“FSP 13-1”). This FSP addresses whether a lessee may capitalize rental costs incurred during a construction period. According to the FSP, rental costs incurred during and after a construction period are for the right to control the use of a leased asset during and after construction of a lessee asset. There is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period, therefore, rental costs associated with ground or building operating leases that are incurred during a construction period shall be recognized as rental expense. FSP 13-1 is effective for financial periods beginning after December 15, 2005. The Group is currently assessing the impact of FSP 13-1 to its financial position, cash flows and results of operations.

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

Permitted and Net Return

The permitted and net return that the SoC Companies are allowed under the SoC are calculated as follows:

•	The annual permitted return is 13.5% of the SoC Companies’ average net fixed assets relating to the electricity business in Hong Kong; plus a further 1.5% on the average net fixed assets financed by shareholders’ investments and acquired after September 30, 1978.
•	Any difference between the permitted return and the profit for SoC operations is transferred to or from a Development Fund. The Development Fund does not form part of distributable shareholders’ funds and is, in effect, a liability owing to customers carried in CLP Power Hong Kong’s books.
•	Four charges are deducted from the permitted return. First, shareholders of the SoC Companies pay interest up to a maximum of 8% per annum on borrowed capital arranged for financing fixed assets. Second, shareholders of CLP Power Hong Kong pay a charge of 8% per annum on the sum of the average balances of the Development Fund and special provision account. This charge is credited to a Rate Reduction Reserve in CLP Power Hong Kong’s books and is applied as rebates to customers. By a Supplemental Agreement which took effect from October 1, 1998, two more charges have been introduced. Third, shareholders of the SoC Companies pay an excess capacity adjustment of 13.5% on the average excess capacity expenditure less an allowed interest charge up to 8% per annum on the average excess capacity expenditure. This excess capacity adjustment will only apply to additional generating units installed after the SoC Companies’ Black Point Units 7 and 8 are commissioned. Fourth, shareholders of CLP Power Hong Kong pay interest up to 8% per annum on the increase in average balance of the customers’ deposits in excess of the balance as at September 30, 1998.
•	The net return is the permitted return less the deductions. The rate of return on average net fixed assets of the SoC Companies for the year ended December 31, 2005 was 12.93% (2004: 13.05%).

The net return is divided between the SoC Companies in accordance with the provisions of the agreements between the SoC Companies and ExxonMobil International Holdings Inc. These provisions state that each company will receive that proportion of the total net return represented by the net return that company would receive if it were the only company under the SoC and the net return were calculated solely on the basis of its own accounts. In the year 2005, 61% (2004: 60%) of the net return was allocated to CLP Power Hong Kong and 39% (2004: 40%) to CAPCO. If the actual profit for the SoC, when added to the amount available for transfer from the Development Fund is less than the permitted return, the share of any such deficit to be borne by CAPCO is limited to 20%.

CLP HOLDINGS LIMITED

SCHEME OF CONTROL STATEMENT

The calculations shown below are in accordance with the SoC and the agreements between the SoC Companies. The calculations are extracted from the audited accounts of CLP Power Hong Kong for the year ended December 31, 2005, upon which the auditors have expressed an unqualified opinion.

	2003 HK$M	2004 HK$M	2005 HK$M	2005 US$M

SoC revenue	25,739	26,773	28,836	3,719

Expenses
Operating costs	2,817	3,166	3,106	400
Fuel	2,901	3,482	4,153	536
Purchases of nuclear electricity	5,134	4,763	5,029	649
Depreciation	3,439	3,452	3,746	483
Deferral premium	494	176	–	–
Operating interest	459	415	543	70
Taxation	1,652	1,967	2,102	271

	16,896	17,421	18,679	2,409

Profit after taxation	8,843	9,352	10,157	1,310

Interest on increase in customers’ deposits	–	–	12	1
Interest on long-term financing	679	679	769	99
Adjustments required under the SoC (including share of profit on sale of electricity to the Chinese mainland attributable to the SoC Companies)	367	35	(188)	(24)

Profit for SoC	9,889	10,066	10,750	1,386

Transfer to Development Fund	(572)	(219)	(527)	(68)

Permitted return	9,317	9,847	10,223	1,318

Deduct interest
On increase in customers’ deposits	–	–	12	1
On long-term financing as above	679	679	769	99
On Development Fund and special provision account transferred to Rate Reduction Reserve	287	253	274	35

	966	932	1,055	135

Net return	8,351	8,915	9,168	1,183

Divisible as follows:
CLP Power Hong Kong	4,895	5,363	5,626	726
CAPCO	3,456	3,552	3,542	457

	8,351	8,915	9,168	1,183

CLP Power Hong Kong’s share of net return
CLP Power Hong Kong	4,895	5,363	5,626	726
Interest in CAPCO	1,386	1,425	1,421	183

	6,281	6,788	7,047	909