Form 20-F
period 2006-12-31
CLP HOLDINGS LTD
filed 2007-06-22
CIK 1052515

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF1934
For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

☐        Yes                ☒        No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐        Yes                ☒        No

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

☒        Yes                ☐        No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer        ☒            Accelerated filer        ☐            Non-accelerated filer        ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

☒        Item 17                ☐        Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

☐        Yes                ☒        No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐        Yes                ☐        No

USE OF CERTAIN TERMS

In this Form 20-F, any reference to the “Company” or “CLP Holdings” means CLP Holdings Limited; while “we”, “us”, “the Group”, “CLP Group” or “CLP” means CLP Holdings Limited and its subsidiaries on a consolidated basis, except where we make clear that the terms mean CLP Holdings Limited or a particular subsidiary or business group only.

References in this annual report to “HK dollars” or “HK$” are to the currency of Hong Kong; references to “Australian dollars” or “A$” are to the currency of Australia; and references to “US dollars” or “US$” are to the currency of the United States. Solely for the convenience of readers, unless otherwise specified, certain financial information in Hong Kong dollars has been converted into US dollars at the rate of HK$7.7771 per one US dollar, which was the noon buying rate in the City of New York for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York (“Hong Kong dollar noon buying rate”) on December 29, 2006. No representation is made that the amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates. See “Item 3—Key Information—Currency Translations and Exchange Rate” for further information regarding rates of exchange between Hong Kong dollars and US dollars.

FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT MAY NOT BE ACCURATE

Our disclosure and analysis in this annual report contains by reference some forward-looking statements. Our forward-looking statements contain information regarding, among other things, our financial condition, future expansion plans and business strategy. We have based these forward-looking statements on our current expectations and projections about future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	general economic and political conditions affecting Hong Kong and the countries or regions where we operate;

•	possible disruptions in commercial activities caused by natural and human-induced disasters including terrorist activity, which are beyond our control;

•	the introduction of new environmental regulations;

•	fluctuations in foreign currency exchange rates and the possible devaluation of the Hong Kong dollar;

•	additional disclosures we make in our previous and future Form 20-F annual reports and Form 6-K periodic reports to the US Securities and Exchange Commission; and

•	those other risks identified in “Item 3—Key Information—D. Risk Factors” of this annual report.

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

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.        KEY INFORMATION

A.  SELECTED FINANCIAL DATA

On January 6, 1998, we became the holding company of a group of companies, consisting of CLP Power Hong Kong Limited and various other companies under a scheme of arrangement, referred to as the Scheme of Arrangement in this annual report. The table below sets forth our selected financial data for the years ended December 31, 2002, 2003, 2004, 2005 and 2006. The selected balance sheet data as of December 31, 2005 and 2006 and the selected income statement information for the years ended December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected balance sheet data as of December 31, 2002, 2003 and 2004 and the selected income statement information for the years ended December 31, 2002 and 2003 are derived from our audited consolidated financial statements not included in this annual report. Our financial statements have been prepared in conformity with Hong Kong Financial Reporting Standards (HKFRS) issued by the Hong Kong Institute of Certified Public Accountants (HKICPA) which we refer to as HKFRS hereafter. In addition, such data have been reconciled with accounting principles generally accepted in the United States of America (US GAAP) described in Note 39 to our financial statements set forth in “Item 17. Financial Statements” and presented in compliance with Item 17 of Form 20-F under the US Securities Exchange Act of 1934, as amended.

The current Scheme of Control Agreement, referred to as the Scheme of Control in this annual report, that governs our Hong Kong electricity-related financial affairs, was entered into in March 1992 with the Hong Kong Government [now “The Government of the Hong Kong Special Administrative Region” (the HKSAR Government)] and certain other parties, and became effective on October 1, 1993 with a duration of 15 years. The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the financial statements and the related notes to those statements included in “Item 17. Financial Statements” in this annual report.

	Year Ended December 31,
	2002	2003	2004	2005	2006	2006
	HK$	HK$	HK$	HK$	HK$	US$
	(Restated)(1)	(Restated)(1)	(Restated)(1)	(Restated)(1)
Selected Consolidated Income Statement Data:	(in millions, except for per share data)

In accordance with HKFRS
Revenue	24,810	28,117	30,649	38,491	45,702	5,876

Expenses
Purchases of electricity, gas and distribution services	(5,395)	(5,442)	(5,132)	(9,880)	(13,924)	(1,790)
Operating lease and lease service payments	(5,654)	(6,014)	(6,529)	(7,063)	(7,176)	(923)
Staff expenses	(945)	(1,157)	(1,284)	(1,505)	(1,812)	(233)
Fuel and other operating costs	(1,414)	(2,347)	(3,181)	(4,098)	(5,710)	(734)
Depreciation and amortization	(3,191)	(3,673)	(3,806)	(4,359)	(4,968)	(639)

	(16,599)	(18,633)	(19,932)	(26,905)	(33,590)	(4,319)

Other income, net	313	-	214	-	55	7

Operating profit	8,524	9,484	10,931	11,586	12,167	1,564
Finance costs	(3,511)	(3,872)	(4,083)	(4,445)	(4,762)	(612)
Finance income	33	48	63	124	138	18
Share of results, net of income tax
jointly controlled entities(2)	3,084	3,228	2,955	3,182	2,936	377
associated companies	104	71	197	127	114	15

Profit before income tax	8,234	8,959	10,063	10,574	10,593	1,362

Income tax (expense)/credit current and deferred, excluding tax consolidation benefit	(1,108)	(1,210)	(1,334)	(1,159)	(683)	(88)
deferred: tax consolidation benefit from Australia	-	-	-	2,004	-	-

	(1,108)	(1,210)	(1,334)	845	(683)	(88)

Profit for the year	7,126	7,749	8,729	11,419	9,910	1,274
Loss/(profit) attributable to minority interest	-	-	-	1	(10)	(1)

Earnings attributable to shareholders	7,126	7,749	8,729	11,420	9,900	1,273

Earnings per share of common stock	2.96	3.22	3.62	4.74	4.11	0.53
Dividends per share of common stock(3)	1.880	1.980	2.230	2.380	2.410	0.310
Dividends per share of common stock (US$)(3)	0.241	0.255	0.287	0.307	0.310

In accordance with US GAAP
Net income	7,023	7,525	9,293	11,547	9,767	1,256

_________________

(1)	Figures for 2002 to 2005 have been restated following the adoption of Hong Kong Financial Reporting Standards – Interpretation 4 (HKFRS-Int 4) “Determining whether an Arrangement contains a Lease”.

(2)

This includes our share of profit (2002 to 2006) arising from Laguna Verde (the property development at Hok Un site in Hung Hom, Hong Kong), which is a joint venture undertaken with a subsidiary company of Cheung Kong (Holdings) Limited.

(3)

Excluding the special dividends referred to in Note 15 to our financial statements, dividends per share would have been HK$1.65 (US$0.21) in 2002, HK$1.88 (US$0.24) in 2003, HK$2.08 (US$0.26) in 2004, HK$2.27 (US$0.29) in 2005, and HK$2.39 (US$0.31) in 2006.

	As of December 31,
	2002	2003	2004	2005	2006	2006
	HK$	HK$	HK$	HK$	HK$	US$
	(Restated)(1)	(Restated)(1)	(Restated)(1)	(Restated)(1)
Selected Consolidated Balance Sheet Data:	(in millions)

HKFRS
Current assets	2,510	5,825	6,768	10,825	12,316	1,584
Fixed assets	56,297	69,859	72,509	79,509	83,418	10,726
Leasehold land and land use rights	2,157	2,229	2,240	2,233	2,235	287
Goodwill and other intangible assets	-	(1,017)	(1,022)	6,930	7,326	942
Interests in jointly controlled entities	18,928	14,746	15,115	16,719	19,173	2,465
associated companies	1,575	1,761	1,820	1,798	8	1
Deferred tax assets	-	952	1,043	2,537	3,305	425
Other non-current assets	1,425	3,039	3,058	3,572	3,310	426

Total assets	82,892	97,394	101,531	124,123	131,091	16,856

Current liabilities(2)	6,598	7,810	7,738	10,912	10,781	1,387
Bank loans and other borrowings	9,297	18,697	18,774	29,391	30,278	3,893
Obligations under finance leases	21,777	21,038	20,069	21,497	22,810	2,933
Deferred tax liabilities	3,630	4,742	5,261	5,718	6,054	778
SoC reserve accounts	4,500	3,607	3,720	4,174	3,346	430
Other non-current liabilities	-	534	1,326	1,691	1,906	245
Shareholders’ funds	37,090	40,573	44,643	50,629	55,838	7,180
Minority interest	-	393	-	111	78	10

Total liabilities and shareholders’ funds	82,892	97,394	101,531	124,123	131,091	16,856

US GAAP
Shareholders’ equity	36,177	39,397	44,052	49,138	54,597	7,020

Number of shares in issue (millions)	2,408.25	2,408.25	2,408.25	2,408.25	2,408.25

_______________

(1)	Figures for 2002 to 2005 have been restated following the adoption of HKFRS-Int 4 “Determining whether an Arrangement contains a Lease”.
(2)	Current liabilities exclude the current portion of bank loans and other borrowings, and obligations under finance leases.

	Year Ended December 31,
	2002	2003	2004	2005	2006
Other Information:
Units of electricity sold by CLP Power Hong Kong
Total (millions of kWh)	29,887	31,043	31,719	33,879	34,089
Local (Hong Kong) (millions of kWh)	27,712	28,035	28,632	29,382	29,561
Average local tariff (HK¢ per kWh) (1)	87.6	87.5	87.2	87.3	87.1
Group generating capacity (owned/operated)(2), MW
Hong Kong	6,908	6,908	6,908	6,908	6,908
Australia	1,067	1,362	1,480	3,775	4,213
Chinese mainland	3,163	3,163	3,163	4,080	4,124
India	524	655	655	655	655
Southeast Asia & Taiwan	1,084	1,786	1,953	2,015	992

	12,746	13,874	14,159	17,433	16,892

Net assets	37,090	40,966	44,643	50,740	55,916
Interest coverage (times) (3) (4)	24	12	11	8	7
Total debt to total capitalization (%)(3) (5)	20.0	31.3	29.6	36.7	35.1
___________________

(1)	The effective total tariff, including the one-off rebates in 2002, 2003 and 2004 is HK¢86.0 per unit, HK¢82.6 per unit and HK¢85.5 per unit respectively.
(2)

Group generating capacity (in MW) is incorporated on the following basis: a) CAPCO on 100% capacity as stations operated by CLP Power Hong Kong; b) PSDC and Ecogen on 100% as having right to use; and c) other stations on the proportion of the Group’s equity interests.

(3)	Figures for 2002 to 2005 have been restated following the adoption of HKFRS-Int 4 “Determining whether an Arrangement contains a Lease”.
(4)	Interest coverage is calculated as profit before income tax and interest divided by total interest charges.
(5)	Total debt to total capitalization is calculated as total debt divided by the sum of total debt, shareholders’ funds and minority interest. Total debt excludes obligations under finance leases.

CURRENCY TRANSLATIONS AND EXCHANGE RATES

We publish our financial statements in Hong Kong dollars. Unless otherwise specified, the translation of selected Hong Kong dollars into US dollars has been made at the rate of HK$7.7771 per US$1.00, which was the Hong Kong dollar noon buying rate on December 29, 2006, being the last business day of the year.

The following tables show the noon buying rates expressed in Hong Kong dollars per US dollar for the periods indicated below.

Year Ended		Average Rate(1)	At Year End
		(HK$ per US$1.00)

December 31, 2002		7.7996	7.7988
December 31, 2003		7.7864	7.7640
December 31, 2004		7.7899	7.7723
December 31, 2005		7.7755	7.7533
December 31, 2006		7.7685	7.7771
__________________

(1) These figures each represent the average of the noon buying rates on the last day of each month during the period.

Month	High	Low	At Period End
	(HK$ per US$1.00)

December 2006	7.7787	7.7665	7.7771
January 2007	7.8112	7.7797	7.8078
February 2007	7.8141	7.8041	7.8119
March 2007	7.8177	7.8093	7.8137
April 2007	7.8212	7.8095	7.8212
May 2007	7.8236	7.8044	7.8087
June 2007 (through June 5, 2007)	7.8106	7.8062	7.8086

B.  CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.  RISK FACTORS

Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our business, financial condition or results of operations could be materially and adversely affected.

We generate revenues mainly from the provision of electricity to Hong Kong residential, commercial, infrastructure, public services and manufacturing sectors within Hong Kong. Any material adverse developments in Hong Kong’s economy could impact our electricity revenue, reduce growth in electricity demand in Hong Kong, further defer our capital expenditures and adversely affect our business and results of operations.

Our revenues are mainly derived from our business activities in Hong Kong, which are directly affected by the performance of Hong Kong’s economy. The increasing relocation of manufacturing operations to the Chinese mainland and other regions, where labor and other fixed costs are generally lower, has resulted, and is expected to continue to result, in a decline in electricity sales by us to the manufacturing sector and consequently has slowed the growth in our sales of electricity in Hong Kong.

As a relatively small open economy, the Hong Kong economic outlook largely depends on the global trade environment and is vulnerable to external factors. Persistent high fuel prices, any possible upward adjustment of interest rates and ongoing macroeconomic austerity measures in China could still impose impact on the Hong Kong economy. More directly, the threat of an outbreak of epidemics such as the H5N1 virus in the surrounding regions, if not handled properly, could take a toll on the regional economy. This could in turn slow the growth in electricity demand in Hong Kong, which might result in further deferral of capital expenditures and limit our revenue growth. Furthermore, exceptional and major changes to social or economic circumstances in Hong Kong could also adversely affect our local electricity business in terms of volume of sales and, notwithstanding the Scheme of Control, tariff implementation.

A major part of our revenues is derived from the operations of our subsidiary, CLP Power Hong Kong Limited (CLP Power Hong Kong) and our affiliated company, Castle Peak Power Company Limited (CAPCO). The electricity-related operations and financial affairs of CLP Power Hong Kong and CAPCO are governed by the current Scheme of Control which is effective until September 30, 2008. Any unfavorable major modifications to the Scheme of Control by the HKSAR Government following its expiry in 2008 may have a material and adverse effect on our financial condition and results of operations.

A major part of our revenues is derived from the operations of our subsidiary, CLP Power Hong Kong, and our affiliated company, CAPCO. The Scheme of Control governs the financial affairs of CLP Power Hong Kong and CAPCO insofar as such affairs relate to CLP Power Hong Kong’s and CAPCO’s core electricity-related operations in Hong Kong. The current Scheme of Control is effective until September 30, 2008. The HKSAR Government has completed a two-stage process of public consultation on the development of the Hong Kong electricity market after 2008 in March 2006. The views received show that there is a general consensus that reliability and safety of supply is most important and should be the key consideration in the future development of the electricity market. Other key issues of concern include future market development, regulation on return and tariff, as well as environmental impact of electricity supply. A few companies, including those who own power stations in the Chinese mainland, have expressed interest in the supply of electricity to Hong Kong. For example, a joint-venture company, China Hong Kong Power Development Company Limited, is among those showing interest. The Hong Kong media has reported that China Hong Kong Power Development Company Limited would focus on a small number of non-residential customers near the border with the Chinese mainland at the initial stage of its development and has submitted an application to the HKSAR Government for the supply in the Sha Tau Kok area near the border. We started discussions with the HKSAR Government in May 2006 on the future regulation of our business. Should there be any major modification to the Scheme of Control by the HKSAR Government following its expiration in 2008 in a manner which would be unfavorable to CLP Power Hong Kong and CAPCO, our financial condition and results of operation could be materially and adversely affected.

Intense competition and structural change in the power business in Australia could materially and adversely affect our results of operations.

Our energy business in Australia has retailing licenses to sell electricity and gas to contestable customers who are free to choose from a number of retailers. Increased competition among retailers may affect our customer churn rate and lower our prices, which may in turn impact our revenue and earnings. Structural change in the Australian power sector, such as the recent privatization of the Queensland retail businesses and the expected implementation of full retail contestability in Queensland in mid-2007, lead to competition for retail assets privatized by the Queensland Government, which in turn could affect the retail price for power in Queensland and thus our revenue and earnings.

Availability of fuel and increase in fuel price could affect our electricity businesses and in turn, could affect our financial conditions.

The changes in the price and availability of fuel could significantly affect our results of operations and cash flows as the cost of fuel represents a significant component of the total operating costs of our electricity business. Shortage of fuel may disrupt the smooth operation of our power stations.

In Hong Kong, our regulatory agreement enables us to pass on the cost of fuel to our customers. For this reason, we do not expect changes in fuel prices to have a direct impact on our profitability in Hong Kong. In Australia, the dedicated coal mine provides a long-term fuel source for the Yallourn Power Station. In other regional power markets, if the existing contracts for the supply of fuel end or the supply are not honoured, we may not be able to purchase fuel or on terms as favorable as the current contracts. Also, while there are fuel cost recovery mechanisms for tariff adjustments for some of our power stations, the increase in fuel prices may not be fully recouped in the tariffs. Furthermore, the tariffs in some jurisdictions are determined by the market or are regulated with no direct link to the cost of fuel.

Changes in Hong Kong’s political situation may affect the manner in which our business is conducted, as well as business confidence and economic conditions in Hong Kong, which could materially and adversely affect our results of operations.

From July 1, 1997, Hong Kong ceased to be a Crown Colony of the United Kingdom and became a Special Administrative Region of the People’s Republic of China (China) in accordance with the Sino-British Joint Declaration signed in Beijing in December 1984. The basic policies of China regarding Hong Kong are embodied in the Basic Law of the Hong Kong Special Administrative Region enacted by the National People’s Congress of China (the Basic Law). The Basic Law provides that Hong Kong will have a high degree of legislative, legal and economic autonomy. We cannot assure you that China will not exercise direct influence over the political and economic affairs of Hong Kong, or that such influence will not affect business confidence and economic conditions in Hong Kong.

Historically, the administration of policies has been a concern to the general public and business community of Hong Kong, and from time to time this concern has led to large scale demonstrations. Following the third Chief Executive elections, in March 2007, the

HKSAR Government now has to face a number of social and political challenges, including demand for universal suffrage, the continuing threat of the H5N1 virus and other pandemics, the controversy over the West Kowloon Cultural District development and the government central office development, broadening of the tax base and improving the environment. There can be no assurance that future changes in the political situation of Hong Kong will not cause further concern among the general public and business community, leading to negative economic sentiment in Hong Kong, which in turn could materially and adversely affect our results of operations.

Our business outside Hong Kong may be materially and adversely affected by factors beyond our control.

We have invested in energy businesses located in Australia, India, Taiwan, Thailand and the Chinese mainland. Apart from the energy businesses of our subsidiaries – CLP Australia Holdings Pty Ltd located in Australia, Gujarat Paguthan Energy Corporation Private Limited (GPEC) located in India, and the Guangdong Huaiji Hydro-electric Power projects in the Chinese mainland, other businesses are in the form of jointly controlled entities where we share the control with our joint venture partners, or as an associated company where we can only exercise limited influence over management. As we do not have unilateral control over these ventures, their operations may not follow the same policies and standards that are adopted by our subsidiaries.

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

We have long-term commitments denominated in US dollars and other foreign currencies for our operations and business expansion. A devaluation of the Hong Kong dollar may increase costs associated with our operations and business expansion, and materially and adversely affect our financial condition and results of operations.

Although the Hong Kong dollar has been officially linked to the US dollar at the rate of approximately HK$7.80 to US$1.00 since October 17, 1983, we cannot assure you that this or any linked exchange rate will be maintained by the HKSAR Government in the future. While most of our revenues are denominated in Hong Kong dollars and for our Hong Kong business, we have hedged a material portion of our foreign currency exposures through the use of derivative financial instruments. Any devaluation of the Hong Kong dollar in the longer term beyond the available and practicable hedging time span would increase the Hong Kong dollar cost of our future expenditures denominated in US dollars or other foreign currencies, which could materially and adversely affect our financial condition and results of operations.

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

Our power generating and distribution operations may be adversely affected by environmental regulations and other legislative requirements. The cost of compliance with new environmental legislations could materially and adversely affect our financial condition.

Our power generating and distribution operations in Hong Kong and elsewhere are subject to a number of legislation and regulations relating to environmental protection and safety. The operations may, in particular, be affected by mitigation measures and increasingly tightening environmental standards, such as those required to improve air quality due to rising concerns over greenhouse gas emission and global climate change, and in Hong Kong with the introduction of emissions caps on sulphur dioxide, nitrogen oxide and respirable suspended particles.

Our Australian business, in particular, is subject to stringent and extensive environmental regulation by government authorities. In operating our facilities, we have to comply with numerous environmental legislation and regulations, and to obtain numerous governmental permits. Significant additional costs to comply with these requirements may be incurred and affect our financial condition adversely. Failure to comply with environmental laws and regulations applicable to our interests and operations could result in civil or criminal liabilities and fines.

Although we regularly assess our performance to make sure we comply with legislative requirements, and we believe we are in compliance in all material respects with existing environmental laws and regulations, it is possible that additional costs may be incurred or operations of some of our power assets may be affected as a result of new interpretation or revision of existing laws and regulations, enactment of new or more stringent requirements, or the evolution in mitigation measures for global environmental issues. As some risks of environmental costs and liabilities are inherent in our operations, we cannot assure you that material costs and liabilities will not be incurred in the future in this regard.

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

We are exposed to the risks of political unrest, war, acts of terrorism and other instability, which could result in increased volatility in or damage to the global markets and the Hong Kong economy, cause disruption to our business or the business of our customers, and may in turn adversely affect our financial condition and results of operations. For example, the global prices for oil, coal and other fuels have continued to rise as a result of persistent instability in the Middle East, the ongoing conflict in Iraq, threatened military actions in Iran and nationalization of the oil industry in Venezuela. Increased fuel prices in turn increase the cost of electricity we purchase and/or generate, which in turn affects the results of our operations if it cannot be passed on to customers.

The regional power industry is going through a period of massive change and uncertainty – arising from the overarching challenge of meeting growing electricity demand in an affordable yet environmentally sustainable manner.

CLP’s sense of social responsibility requires us to respond to the challenge of climate change and to play our part in creating a sustainable power sector which meets society’s need for electricity without jeopardizing the environment. We face a particular dilemma in this respect, in that we operate in a region where, mainly because of considerations such as affordability and availability, coal is the fuel of choice for large scale electricity generation – whilst, as at today, there are no large scale and economically viable technical solutions to capture and store the carbon dioxide emissions created by such plant.

ITEM 4.        INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

CLP Holdings Limited was incorporated on October 24, 1997 in the Hong Kong Special Administrative Region, People’s Republic of China. Under a Scheme of Arrangement with effect from January 6, 1998, we reorganized the companies in our business group and became the holding company of a group of companies, consisting of CLP Power Hong Kong Limited (formerly known as China Light & Power Company, Limited, which was the listed and holding company of the CLP Group before reorganization) and other companies. We are a company limited by shares and incorporated under the Hong Kong Companies Ordinance. Effective July 1, 2003, a new wholly-owned subsidiary, CLP Power Asia Limited was formed to be the immediate holding company of CLP Power China Limited and CLP Power International Limited. In 2006, we further merged the operations and management of CLP Power Asia Limited with that of CLP Holdings Limited. Our aim is to strengthen management, make best use of our core industry experience across our complete portfolio and to achieve better efficiency in support functions that were previously duplicated in the two subsidiaries.

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

OUR DEVELOPMENT

In Hong Kong, we are maintaining progress on three major strategic issues – (1) establishing the terms of the post-2008 regulatory regime for Hong Kong’s electricity industry; (2) improving the environmental performance of the business; and (3) securing a long-term liquefied natural gas (LNG) supply for our gas-fired Black Point Power Station. In light of the expiry in 2008 of the Scheme of Control (SoC) agreement which regulates our Hong Kong electricity business, we started discussions with the HKSAR Government in May 2006 on the post-2008 arrangements. In consideration of environmental performance, we increased the use of ultra-low sulphur coal and more types of environmentally friendly coal, which contributed to lower emissions at Castle Peak in 2006. To explore Hong Kong’s potential for wind-powered electricity generation, we are seeking environmental and other approvals for the construction of a commercial grade wind turbine pilot project at Hei Ling Chau, Hong Kong, as well as entering into a collaboration agreement with a UK wind farm developer to conduct a feasibility study for a 180 megawatts (MW) wind farm in the eastern waters off Hong Kong. In respect of LNG, during the year we have submitted to the HKSAR Government a formal proposal recommending an LNG terminal be built on South Soko Island in Hong Kong, as well as an Environmental Impact Assessment (EIA) demonstrating the environmental acceptability of the project. On April 3, 2007, the Environmental Protection Department approved the EIA of the LNG terminal on South Soko Island and granted CAPCO an environmental permit for the construction and operation of the facilities, targeting completion in 2011/12. More details about the LNG project are available on our website at www.clpgroup.com/environment/LNG.

With respect to our electricity business in Australia, TRUenergy, CLP’s wholly-owned integrated energy business in Australia, was successful in increasing its customer base from 1.1 million to 1.2 million customers over the course of 2006, although it was not successful in bidding for the retail businesses privatized by the Queensland Government in late 2006 and early 2007. During 2006, we also started the construction of the Tallawarra Power Station, a new combined cycle gas-fired plant in New South Wales (NSW). In the Chinese mainland, we continued to expand our renewable energy activities, including the acquisition of additional equity interests (from 75% in 2005 to 84.9% in 2006) in the Huaiji hydro-electric power ventures, bringing the 27MW Changdao wind farm in Shandong province into commercial operation in May, the signing of agreements for a 65% shareholding in a 330MW greenfield hydro project, and the signing of joint venture agreement for a 6MW plus 75 tonnes/hr (steam) combined heat and power biomass project in Boxing, Shandong. In Southeast Asia and Taiwan, the Group formed a regional joint venture, OneEnergy Limited (OneEnergy), with Mitsubishi Corporation of Japan in March 2006 and injected its 22.4% interest in Electricity Generating Public Company Limited (EGCO) in Thailand into OneEnergy. Subsequently, the Group also transferred its 50% interest in BLCP Power Limited of Thailand to EGCO. The result of these transactions has been to make EGCO the exclusive vehicle for OneEnergy (and, therefore, CLP) in the Thai power market. In March 2007, the Group further completed its injection of its 40% interest in Ho-Ping Power Station in Taiwan into OneEnergy.

CAPITAL INVESTMENT PROGRAM

We expect to finance our ongoing capital expenditure requirements for our electricity business in Hong Kong and investment opportunities in the energy businesses elsewhere by using our internal resources and/or additional borrowings or issuance of debt securities.

Electricity business in Hong Kong

For the year ended December 31, 2006, we invested HK$4,788 million (US$616 million) in owned, fixed assets and leasehold land, compared to HK$4,849 million for the year ended December 31, 2005 and HK$5,278 million for the year ended December 31, 2004. Capital expenditure incurred by CAPCO was HK$885 million (US$114 million) for the year ended December 31, 2006, compared with HK$1,156 million for the year ended December 31, 2005 and HK$1,683 million for the year ended December 31, 2004. A total of HK$5,673 million (US$730 million) capital expenditure was made by us and CAPCO in 2006.

The financial plan for the period January 2005 to September 2008 was approved by the HKSAR Government in June 2005. The plan forecasts a capital expenditure of HK$23.8 billion (US$3.1 billion), with about 66% planned for the extension and upgrading of transmission and distribution networks to meet future growth and enhance supply quality and reliability. The rest of the capital expenditure is required for the maintenance and refurbishment of generating facilities, installation of emissions reduction facilities, and enhancement of customer services.

Energy businesses elsewhere

In Australia, we started the construction of the Tallawarra Power Station, a new combined cycle gas-fired plant in NSW in 2006. This is being constructed by Alstom under a turnkey Engineering, Procurement and Construction contract, and is scheduled to be completed before the end of 2008.

In the Chinese mainland, we have signed agreements in 2006 for the 330MW Jiangbian hydro power project in Sichuan (in which we have a 65% shareholding). Approval of the Project Application Report of the Jiangbian project is being sought from the National Development and Reform Commission. A joint venture agreement has been signed by us for a biomass combined heat and power project (equivalent to 14MW electrical capacity), with a 79% equity interest to be held by us. It is located in Shandong province and scheduled for commissioning by the first quarter of 2008. The CLP Guohua joint venture, which originally owned 50% of Panshan Power Station, has also successfully bid for an additional equity stake of 15% in Panshan Power Station, and steps necessary to finalize this purchase are being carried out. Construction of the two supercritical units in CLP Guangxi Fangchenggang project is progressing towards the target of commissioning the first unit by the third quarter of 2007. The consolidated project completion was 82.16% at December 31, 2006.

The further pursuit of investment opportunities outside Hong Kong will depend on those opportunities meeting our criteria in terms of price, earnings and risk profile. Our policy of diversification will be selective, prudent and incremental. Details of our investments are described in “— B. Business Overview” below.

B.  BUSINESS OVERVIEW

The business environment for electricity investors in the Asia-Pacific region is strongly influenced by three factors:

•	An increasing demand for power;
•	A constantly evolving market background including fierce competition for existing assets and greenfield projects; and
•	The growing importance of environmental issues.

Electricity Demand

Demand for electricity in the Asia-Pacific region has been increasing rapidly, in line with significant economic growth in the region. Meeting this demand, and responding to the aspirations of the region’s people for ready access to affordable power to improve their living standards, requires a major expansion in generation and transmission infrastructure throughout the region. There is a strong need for further massive investment, particularly in countries such as China, India, Vietnam and Indonesia – all of which have large and growing populations. On average, in Mainland China, a new large scale coal-fired generation plant enters into operation every five days. Although this level of growth may not sustainable in the long-term, this rapid capacity growth presents many opportunities for industry players.

Market Background

The potentially robust growth opportunities in the regional power sector have become increasingly attractive to investors. We have observed the rise of national and regional players in the electricity industry throughout Asia, which, combined with cheap capital, led to intense competition to buy existing power assets or the rights to develop new projects. This creates an environment where revenue projections are unduly optimistic, sub-optimal rates of return are accepted in the pursuit of growth, and the risk premium associated with such investments may be inadequately priced. Particularly at present, those risks are real and substantial – such as volatile and rising fuel costs, increased prices and less favorable terms available from equipment suppliers, as well as unsettled market and regulatory regimes.

CLP has witnessed intense competition firsthand during the course of unsuccessful bids for existing assets or greenfield projects, ranging from a generating portfolio in the Philippines, retail energy businesses in Queensland and coal-fired power station projects in India. Although we may have missed some investment opportunities, CLP’s prudent and disciplined approach in its investment is in line with our objective of providing long-term, sustainable growth of our shareholder earnings.

In Hong Kong, the current Scheme of Control Agreement took effect on October 1, 1993 and will expire on September 30, 2008. The HKSAR Government has conducted a two-stage process of public consultation on the development of the Hong Kong electricity market after 2008. Both stages have been completed. In May 2006, the HKSAR Government issued an information paper summarizing the views received during the Stage II consultation. There was a general consensus that reliability and safety of supply were of the utmost importance and should be key considerations in the future development of the electricity market. There were concerns that the Government’s proposals to lower the return to shareholders to between 7% and 11% could prevent continued investment and might affect supply reliability. Suggestions were also put to Government for the provision of incentives to encourage investment in emissions reduction facilities. We started discussions with Government in May 2006 on the future regulation of our business. In those discussions, we are working co-operatively to reach an agreement on terms that balance the interests of all stakeholders and serve the long-term interest of our community.

Social Responsibility – Managing Climate Change

Governments in our region have started to respond to concerns on climate change. In recent months, there has been an introduction of mandatory renewable energy targets in China and India, as well as new targets in two Australian states. As a power company, CLP’s role is to meet the demand of electricity responsibly. We incorporate the implications of climate change into all our investment decisions and into the ongoing operation, maintenance and enhancement of our existing assets. This will involve a balanced portfolio using a range of fuels and technologies, and we understand that a generating portfolio dominated by conventional coal-fired plants is likely to be an unsustainable position in the longer term. Therefore, we are continuing to focus on alternative energy sources, as well as the application of new technologies to derive cleaner electricity from traditional fuels.

ELECTRICITY BUSINESS IN HONG KONG

Through CLP Power Hong Kong, a wholly-owned subsidiary, we are engaged in the electricity generation, transmission and distribution business in Hong Kong. We are one of the only two electricity providers in Hong Kong. Pursuant to several contracts described below in “— Power Purchase from CAPCO” and “— Non-CAPCO power purchases/storage facilities”, we purchase the electricity from CAPCO, our affiliated company incorporated in Hong Kong, and from Guangdong Daya Bay Nuclear Power Station, located in Guangdong Province, China. These sources of power, together with CLP Power Hong Kong’s right to use 50% of the capacity of Phase 1 of the Guangzhou Pumped Storage Power Station, amount to a total installed capacity of 8,888 MW. We supply electricity to Kowloon, the New Territories and a number of outlying islands, including Lantau Island and Cheung Chau, which are collectively referred to as our supply area in this annual report. Our supply area extends to approximately 1,000 square kilometers and covers a population of approximately 5.7 million, equivalent to over 2.2 million customers. We supply approximately 73% of the electricity consumed in Hong Kong.

Since 1963, our electricity generation and supply business in Hong Kong has been regulated by the HKSAR Government pursuant to a series of Scheme of Control Agreements. The current Scheme of Control, a contract between CLP Power Hong Kong, CAPCO, ExxonMobil Energy Limited, and the HKSAR Government, regulates CLP Power Hong Kong’s and CAPCO’s financial affairs for electricity related operations in Hong Kong. The Scheme of Control provides that we are obligated to meet electricity demand at the lowest reasonable cost. In return, the HKSAR Government recognizes that we are entitled to receive a reasonable return on our investment. The 15-year term of the current Scheme of Control will expire on September 30, 2008 and cannot be amended prior to such date without the mutual agreement of the parties. See “— Scheme of Control” below.

CLP Power Hong Kong

China Light & Power Company, Limited (China Light) was incorporated in 1901 in Hong Kong to supply electricity to Guangzhou (formerly known as Canton) in the Chinese mainland and Kowloon. In 1903, China Light established its first power station in Kowloon. In 1918, a new company, The China Light & Power Company (1918), Limited was formed to take over the operations of China Light. Its company name was changed to China Light & Power Company, Limited in 1935 (which changed to the present name of CLP Power Hong Kong Limited in 1999). In 1964, we entered into a joint venture arrangement with ExxonMobil International Holdings Inc. (formerly known as Esso Eastern Inc.), a wholly-owned subsidiary of Exxon Mobil Corporation (formerly known as Exxon Corporation), to help finance the substantial capital commitments required to build power stations needed in connection with the anticipated rapid economic expansion in Hong Kong in the 1960s and 1970s. The generating company, CAPCO, was formed under this joint venture arrangement, and is jointly owned by CLP Power Hong Kong (40%) and ExxonMobil Energy Limited (ExxonMobil) (an indirect subsidiary of ExxonMobil International Holdings Inc., and was formerly known as Exxon Energy Limited) (60%). Concurrently with the establishment of the joint venture arrangement, CLP Power Hong Kong, and ExxonMobil International Holdings Inc. negotiated a regulatory framework with the HKSAR Government formally known as the “Scheme of Control”.

Relationship with CAPCO

General

We purchase a significant part of our electricity demand from CAPCO. We work closely with ExxonMobil, in the financing, construction and management of CAPCO’s generating facilities. The affairs of CAPCO are managed by an 11-member board of directors, of which six representatives are nominated by ExxonMobil and five representatives are nominated by us. While we act as the operator of CAPCO’s generating facilities, there are a number of key areas requiring the consent of both shareholders, including financing.

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

Sales to the Chinese mainland

Only spare generating capacity of CAPCO not used to serve customers in Hong Kong may be used for sales to the Chinese mainland. Pursuant to a separate agreement among CLP Power Hong Kong, CAPCO and the HKSAR Government, 80% of the profit from our sales to the Chinese mainland is credited to a Scheme of Control development fund, which is referred to as the Development Fund in this annual report. The remaining 20% of the profit from such sales is shared between CLP Power Hong Kong and CAPCO for the account of the respective shareholders.

CAPCO financing

We and ExxonMobil have provided most of our funding to CAPCO in the form of interest-free shareholders’ advances. As at December 31, 2006, CAPCO’s paid-in capital amounted to HK$50 million (US$6.4 million), while shareholders’ advances amounted to HK$17.0 billion (US$2.2 billion). Pursuant to a deed of subordination, shareholders’ advances are subordinated to certain debt financing of CAPCO and may be repaid to the extent that CAPCO’s ratio of borrowed moneys to shareholders’ funds (representing the sum of the issued share capital, deferred taxation, retained profits, proposed dividend, shareholders’ advances (excluding unrealized foreign exchange differences) and special advances) is not higher than 1.5:1. Borrowed moneys means moneys lent to CAPCO excluding fuel stock loans, obligations arising from swaps and currency exchange transactions, and unrealized foreign exchange differences. As at December 31, 2006 the borrowed moneys of CAPCO amounted to approximately HK$6.0 billion (US$0.8 billion), while shareholders’ funds totalled approximately HK$20.1 billion (US$2.6 billion), giving a ratio of 0.30:1, which is lower than the ratio of 0.40:1 as at December 31, 2005. The lower ratio reflects the combined effect of increased shareholders’ funds and reduced borrowed moneys.

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

Scheme of Control

Overview

The electricity-related operations and financial affairs of CLP Power Hong Kong and CAPCO (including its predecessors) have been governed since October 1, 1963 by a series of Scheme of Control Agreements entered into with the HKSAR Government. The current Scheme of Control became effective on October 1, 1993 and is for a term of 15 years until September 30, 2008.

The Scheme of Control contains provisions covering the obligations of the parties to the Scheme of Control, the tariff setting mechanism, calculation of the permitted and net return of CLP Power Hong Kong and CAPCO and the procedures for government monitoring. Our sales of electricity to the Chinese mainland are governed by a separate contract with the HKSAR Government.

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

The HKSAR Government reviews the SoC Companies’ major capital expenditure and tariff rates. A financial review is conducted whenever a major system expansion is proposed, the period of the existing review is about to expire, or when adjustments in excess of 14% of the previously approved tariff rates for that particular year are proposed.

The results of a financial review will be brought to the Executive Council of Hong Kong for approval of the projected basic tariff rates and the extent of Development Fund financing for the period covered by the financial review. Once the financial review has been approved, the basic tariff rates cannot be unilaterally reduced by the HKSAR Government. However, if a financial review is not completed prior to the expiry of the previous approved financial review, we and CAPCO may increase the basic tariff rates by up to 7% above the level approved for the last year of the previous approved financial review.

Subsequent to the approval of a financial review, we and CAPCO may increase the basic tariff rates by up to 7% above the level approved in the financial review for a particular year. A further increase of 7% is permitted with the approval of the Executive Council of Hong Kong without a further financial review. If we and CAPCO have requested an increase in basic tariff rates requiring governmental approval or if we and CAPCO have requested revisions to the current financial review and an agreement has not yet been reached with the HKSAR Government concerning such increase or revisions, we and CAPCO still have the right to increase the approved basic tariff rates up to 7% on an interim basis. A tariff review is conducted in October of each year to agree on the implementation of tariff adjustments for the next year.

An auditing review is conducted jointly each year by the SoC Companies and the HKSAR Government. The auditing review is to provide information to the HKSAR Government in connection with its monitoring of the SoC Companies’ activities under the Scheme of Control. The auditing review contains an analysis of the prior-year actual results and current-year projections of sales, capital and operating expenditures and other financial and operating data.

An interim review is conducted every five years during the 15-year term of the current Scheme of Control. During an interim review, the HKSAR Government and the SoC Companies can request modifications to the Scheme of Control, which are subject to mutual agreement. The second five-year interim review of the current Scheme of Control took place in 2003. Changes to the Scheme of Control made as a result of that interim review included lengthening of depreciation periods for certain assets, providing for depreciation of land, the introduction of an upper limit to the Development Fund (which is now set at 12.5% of annual total revenues from sales of electricity to Hong Kong customers) and enhancements to the disclosure of capital and operating expenditure. The other key terms of the Scheme of Control remain unchanged.

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

(b)

allowed net return, referred to as net return in this annual report, which is derived by subtracting from the Scheme of Control permitted return, referred to as permitted return in this annual report (i) interest up to a maximum of 8% per annum on borrowings to finance fixed assets; (ii) a charge of 8% per annum on the average balance of the sums of the Development Fund and the special provision account; (iii) an excess capacity adjustment of 13.5% on the average excess capacity expenditure less an allowed interest charge of up to 8% per annum on the average excess capacity expenditure. This excess capacity adjustment will only apply to additional generating units installed after the Black Point Power Station Units 7 and 8 are commissioned; and (iv) interest up to a maximum of 8% per annum on the increase in average balance of the customers’ deposits in excess of the balance as at September 30, 1998. The permitted return is the sum of 13.5% of the SoC Companies’ average net fixed assets and 1.5% on the average net fixed assets financed by shareholders’ investments and acquired after September 30, 1978;

(c)

revenue from sales to the Chinese mainland less 20% of the incremental profit before tax [this 20% of incremental profit from the sales to the Chinese mainland is shared between CLP Power Hong Kong (40%) and CAPCO (60%)]; and

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

(ii) Fuel Clause Recovery Rebate or Charge

The standard cost of fuel is recovered through the basic tariff rates as an operating cost. The fuel clause recovery rebate or charge represents the difference between the actual cost of fuel (including natural gas, coal and oil) and the standard cost recovered through the basic tariff rate. The difference is charged or credited to a fuel clause recovery account maintained in our books. No approval from the HKSAR Government is required to recover increases in the cost of fuel.

(iii) Scheme of Control Rebate

Any difference between our profit for Scheme of Control operations and our permitted return is required to be transferred to or from the Development Fund. The balance in the Development Fund represents a liability in our accounts. In addition, in relation to the deferral in constructing Units 7 and 8 of the Black Point Power Station, we and the HKSAR Government agreed in 1999 that we would set aside a total of HK$803 million from the Development Fund to a special provision account to pay for the additional costs incurred by the vendors for delayed delivery of the two generator units. We pay a charge of 8% per annum on the sum of the average balances of the Development Fund and the special provision account. The charge paid by us is credited to a rate reduction reserve and is applied as rebates to customers in the electricity bills.

Net and permitted returns

The Scheme of Control allows CLP Power Hong Kong and CAPCO a permitted return and net return as described above. The net return is divided between CLP Power Hong Kong and CAPCO in accordance with the Basic Agreement which provides that CAPCO will receive that proportion of the total net return represented by the net return CAPCO would receive if CAPCO were the only company under the Scheme of Control and the net return were calculated solely on the basis of CAPCO’s accounts prepared in accordance with the provisions of the Scheme of Control. If the actual profit under the Scheme of Control, together with the amount available for transfer from the Development Fund, is less than the permitted return, CAPCO will not bear more than 20% of any such deficit. We believe that such limitation will not have a material effect on our business or financial condition in the foreseeable future.

Rate-making procedures

The revenue requirements of the SoC Companies, which are theoretically equal to the cost of supply of electricity, are computed in a financial model based on load forecast, projected operating expenses and return to shareholders. The overall cost of electricity supply is allocated to each class of customer based on consumption profiles, which are determined by load research. We use the cost of service to each class of customer to determine the revenue required and the unit rate. We then propose basic tariff rates to the HKSAR Government for approval in accordance with the provisions of the Scheme of Control.

Power generation

We do not directly own any generating facilities. As at December 31, 2006, our sources of power supply comprise: (i) CAPCO’s power stations located at Castle Peak, Penny’s Bay and the eight commissioned units at Black Point with a total installed capacity of 6,908MW; (ii) 70% share (approximate 1,380MW) of the output from Guangdong Daya Bay Nuclear Power Station under a 20-year contract beginning in 1994; and (iii) our right to use 50% (600MW) of the capacity of Phase I of Guangzhou Pumped Storage Power Station for a period of 40 years commencing in 1994, providing us with a total installed capacity of 8,888MW.

Although we do not directly own any power generating facilities, we operate and maintain CAPCO’s power stations. In addition, through Hong Kong Nuclear Investment Company Limited, a wholly-owned subsidiary, we have seconded a number of staff to Guangzhou Pumped Storage Power Station and Guangdong Daya Bay Nuclear Power Station respectively to operate and maintain their power stations.

We met all demands for power during the year ended December 31, 2006 without any shortages. The amount of electricity supplied to the system for the year ended December 31, 2006 was 35,285GWh, an increase of 0.5% over the year ended December 31, 2005. In 2006, our system and local reserve margins were approximately 7% and 38%, respectively.

The table below sets forth for the years ended December 31, 2005 and 2006, the amount of electricity purchased by us, as generated by CAPCO and other generating facilities, and the amount of power used or lost in connection with transmission and distribution:

	Year ended December 31,
	2005	2006

	(GWh)
CAPCO facilities:
Castle Peak	14,977	15,229
Black Point	11,270	11,179
Gas turbines	-	-

	26,247	26,408
Auxiliary use (1)	(1,360)	(1,384)

Net CAPCO production	24,887	25,024

Other power purchased:
Nuclear	10,393	10,401
Net transfer from/(to)
Hongkong Electric	(1)	-
Landfill gas generation	4	5

Total other power purchase	10,396	10,406

Pumped Storage operation:
Energy transferred	608	496
Energy consumed for pumping	(789)	(641)
Net loss in pumped storage operation	(181)	(145)

Total net generation	35,102	35,285

Transmission and distribution losses (2)	1,223	1,196

_____________

Note:

(1) Auxiliary use represents electricity consumed by generating units in the course of generation.

(2) Losses include non-revenue items such as CLP Power Hong Kong’s office use and staff electricity allowances.

The table below sets forth for the years ended December 31, 2005 and 2006, total capacity, total CAPCO capacity and peak load for power generated for our sale.

	Year Ended December 31,
	2005	2006

	(MW)
Total CAPCO and Non-CAPCO capacity	8,576	8,888
Total CAPCO capacity	6,596	6,908
Peak load:
Local (Hong Kong)	6,475	6,435
System (Total)	7,817	8,318

Power purchase from CAPCO

Under the Basic Agreement, we have agreed to purchase, and CAPCO has agreed to sell, the total power produced by CAPCO. For the year ended December 31, 2006, we purchased approximately 71% of our power from CAPCO. CAPCO presently has three commissioned power stations with a combined installed capacity of 6,908MW as at December 31, 2006.

To ensure the reliability and security of power supply, CAPCO’s power generation system comprises a mix of different types of generating units, including gas-fired combined cycle units, coal-fired steam generators and gas turbines. The power stations at Black Point and Castle Peak provided almost all of CAPCO’s electricity supply to us during the year ended December 31, 2006.

Smaller capacity gas turbines are used as supplementary facilities to meet demand at peak periods and for emergency back-up because of their quick-start capability. CAPCO’s gas turbines have achieved 100% starting reliability, which is a key indicator of gas turbine performance.

CAPCO leases the properties on which all of its generating facilities are located from the HKSAR Government. See “D. Property, Plants and Equipment” below. We are responsible for the overall management and control of construction at the site and operation of all of CAPCO’s generating facilities.

Black Point Power Station

Black Point Power Station commenced commercial operation in 1996 (Units 1 and 2) and is located at the western tip of the New Territories, approximately four kilometres north of the Castle Peak Power Station. With the commissioning of the last unit (Unit 8) in 2006, it is one of the largest combined cycle power plants in the world with a total capacity of 2,500MW.

Black Point Power Station is the first natural gas-fired plant in Hong Kong. The use of natural gas, a clean burning fuel which leaves no ash and emits negligible sulphur dioxide, allows the power station to operate with lower environmental impact and higher thermal efficiency. The current supply of natural gas comes from the Yacheng 13-1 field in the South China Sea. In view of the lengthy lead-time required for new gas projects and the possibility of increased promotion of gas-fired generation over time due to environmental considerations, we have commenced long-term planning of future arrangements for natural gas supply from other sources. As other South China gas reserves appear insufficient to supplement or replace Yacheng, the import of liquefied natural gas (LNG) through a Hong Kong LNG terminal is considered to be the most appropriate means for long-term supply. Engineering work and permitting procedures are in progress for an LNG receiving terminal project in Hong Kong, with the completion of the LNG terminal and availability of LNG supply targeted for 2011/12. An environmental permit was issued to CAPCO pursuant to the Environmental Impact Assessment Ordinance (Cap 499) of the Laws of Hong Kong for the project on April 3, 2007 for a site located on South Soko Island.

Castle Peak Power Station

Castle Peak Power Station is one of the largest coal-fired power station complexes in the world, comprising eight coal-fired generating units with a total capacity of 4,108MW. Its first phase commenced operations in 1982. Its second phase, with four 677MW units, was completed in 1990. In April 1997, we and CAPCO agreed with the HKSAR Government to decommission the gas turbines previously in operation at Tsing Yi and Castle Peak Power Stations and put such gas turbines into preservation. Subsequently, four of the Castle Peak gas turbines were sold.

Castle Peak Power Station burns coal as its primary energy source, resulting in significantly lower electricity prices than burning oil. The coal-fired generating units achieved an overall availability of 89.68% for the year ended December 31, 2006, with a forced outage rate of 0.34%. We believe this rate corresponds to the highest world standards and reflects the high quality of the plant and its operations. The design of the Castle Peak Power Station also enables it to burn oil as back-up fuel, should this be required.

The Castle Peak Power Station has achieved consistently high levels of compliance with air quality control standards. An energy saving program has also been in operation in each of the Black Point and Castle Peak Power Stations since 2000 to explore opportunities for auxiliary power reduction and resources conservation.

Penny’s Bay Gas Turbine Power Station

The three 100MW gas turbines at Penny’s Bay Gas Turbine Power Station are utilized for peak load and emergency generation purposes. Total output by such units during the year ended December 31, 2006 was minimal.

Fuel

For the majority of the 1980’s, coal was our primary energy source. After the commissioning of the natural gas-fired generating units at Black Point Power Station and the purchases from Guangdong Daya Bay Nuclear Power Station, we now operate with a diversified fuel mix of gas, coal and nuclear. Oil has been phased out as a fuel for base and intermediate power generation and is now used only for peak and standby generation. We believe diversification of energy sources will provide greater long-term security for customers and is beneficial to Hong Kong’s environment. For the year ended December 31, 2006, the fuel mix consisted of the following: natural gas (31%), coal (40%) and nuclear (29%). Our fuel costs are recovered through the basic tariff rates and the fuel clause recovery rebate or charge. See “— Scheme of Control — Tariffs” above.

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

Coal

For the year ended December 31, 2006, total coal consumption for the eight generating units of Castle Peak Power Station was approximately 6.8 million tonnes. Approximately 86% of CAPCO’s coal requirements are imported under term contracts from Indonesia. Prices are generally negotiated in line with market factors. CLP places great importance on sourcing environmentally preferred fuels such as ultra low sulphur coal. In Hong Kong, the average sulphur content of coal delivered dropped significantly from 0.34% in 2005 to 0.27% in 2006.

Nuclear

See “— Non-CAPCO Power purchases/storage facilities — Guangdong Daya Bay Nuclear Power Station” below.

Non-CAPCO power purchases/storage facilities

Guangdong Daya Bay Nuclear Power Station

In addition to purchasing power from CAPCO, for the year ended December 31, 2006, we purchased approximately 10,401GWh of power from Guangdong Daya Bay Nuclear Power Station located in Guangdong Province of the People’s Republic of China (PRC), pursuant to power purchase agreements covering 70% of the output of Guangdong Daya Bay Nuclear Power Station. The agreements cover 20 years from 1994 and contain a provision which permits us to continue to purchase 25% of the power generated by Guangdong Daya Bay Nuclear Power Station for an additional five years. Our wholly-owned subsidiary, Hong Kong Nuclear Investment Company Limited (HKNIC) owns a 25% equity interest in Guangdong Nuclear Power Joint Venture Company, Limited which owns Guangdong Daya Bay Nuclear Power Station. The other 75% equity interest is owned by Guangdong Nuclear Investment Company, Limited, a Chinese mainland enterprise. Guangdong Daya Bay Nuclear Power Station is one of the largest joint venture power projects in the Chinese mainland.

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

The design, construction, operation and maintenance of nuclear power stations involve significant safety measures because of the hazardous nature of radioactive materials. The use and disposal of nuclear fuels have the potential, albeit very low, to create substantial risks of liability arising from exposure to or release of radioactive materials. We believe that Guangdong Daya Bay Nuclear Power Station complies in all material respects with international safety standards. We also consider that HKNIC’s minority ownership interest and minor participation in Guangdong Daya Bay Nuclear Power Station limits its exposure to nuclear-related liabilities to the amount of its initial US$100 million investment and its share of undistributed retained profits in Guangdong Nuclear Power Joint Venture Company, Limited.

Guangdong Nuclear Investment Company, Limited, together with its parent company, also own Ling Ao Nuclear Power Station, which was commissioned in 2002. Neither we, HKNIC nor CLP Power Hong Kong has any direct or indirect interest in Ling Ao Nuclear Power Station. The Ling Ao Nuclear Power Station is similar in design and situated very close to the Guangdong Daya Bay Nuclear Power Station. Guangdong Nuclear Power Joint Venture Company, Limited and Ling Ao Nuclear Power Company, Limited, as the direct owners of the Guangdong Daya Bay Nuclear Power Station and the Ling Ao Nuclear Power Station, respectively, have established a management company, Daya Bay Nuclear Power Operations and Management Company, Limited (DNMC). DNMC is 50% owned by each partner and is responsible for the operation and maintenance of the two nuclear power stations.

The operating staff of the two nuclear power stations now perform their duties as employees of DNMC. The benefits of establishing DNMC include pooling of resources, sharing of expertise and benefits of economies of scale. The documents for the establishment of DNMC are structured so as to ensure that neither Guangdong Nuclear Power Joint Venture Company, Limited nor HKNIC takes on any additional risk or liability as a result of the establishment of DNMC or the operation of the Ling Ao Nuclear Power Station.

Guangzhou Pumped Storage Power Station

Hong Kong Pumped Storage Development Company, Limited, a joint venture company formed between CLP Power Hong Kong (49%) and ExxonMobil (51%), has the right to use 50% of the capacity of Phase 1 of the Guangzhou Pumped Storage Power Station for 40 years from 1994 pursuant to a capacity purchase contract. The Guangzhou Pumped Storage Power Station, owned by Guangdong Pumped Storage Company, Limited (formerly known as Guangzhou Pumped Storage Joint Venture Corporation), which in turn is owned by three Chinese government-owned entities, is located in Lu-Tien, Conghua County, about 90km north of Guangzhou. We are allowed to treat all payments to Hong Kong Pumped Storage Development Company, Limited for the pumped storage services provided as part of our operating expenses under the Scheme of Control. See “— Scheme of Control — Tariffs” above.

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

Interconnection with Hongkong Electric and Guangdong Grid

The interconnection of our systems with those of Hongkong Electric (the only other electricity supplier in Hong Kong) to the south and Guangdong Province to the north allows us to access other generating capacities to further enhance the reliability of our own supply system. See “— Power Systems — Security and Reliability” below. The interconnection with Guangdong Province allows us to sell our excess capacity to customers in the Chinese mainland. See “— Sales to the Chinese mainland” below. We have an interconnection agreement with Hongkong Electric under which the two companies sell each other electricity to meet marginal demand when doing so is more economical than utilizing other sources. For the year ended December 31, 2006 about 338MWh of electricity was sold to Hongkong Electric.

Power systems

The network

We transmit electricity to load centers through an advanced transmission network owned and operated by us. As at December 31, 2006, our transmission and distribution network comprised 12,958 kilometers of high voltage circuits, 208 primary substations and 12,623 secondary substations. Our system is interconnected with the transmission system of Hongkong Electric and the power system of neighboring Guangdong Province of the PRC.

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

We continue to expand our distribution network to supply new customers, the number of whom increased by 30,581 during the year ended December 31, 2006, and to reinforce and upgrade supply to our 2.2 million existing customers. We are making additional investments to expand and reinforce our transmission network in order to maintain our high reliability standards as well as to accommodate the increasing demand for electricity, especially in new development areas. The financial plan covering the period from 2005 to 2008 was approved by the HKSAR Government in June 2005. We expect to invest about HK$16 billion in our transmission and distribution network for this financial plan period.

Security and reliability

As a major financial hub and tourist center, Hong Kong relies heavily on a reliable electricity supply to sustain its economic development and maintain its competitive position. The hot and humid climate in Hong Kong and the high population density with a great majority living and working in high-rise buildings also require a highly reliable electricity supply system to serve customers. To assure a high level of supply reliability to our customers, our network is carefully designed and built to allow for any probable failures of our equipment. The overall supply reliability for our transmission and distribution system was above 99.99% for the year ended December 31, 2006.

Customers and sales

As at December 31, 2006, we were supplying electricity to 2,235,704 customers, an increase of 1.4% over December 31, 2005. For the year ended December 31, 2006, total sales increased by 0.6% to 34,089GWh, and comprised 29,561GWh sold to Hong Kong customers and 4,528GWh sold to customers in the Chinese mainland. There was a rise of 0.6% in unit sales to local customers in 2006. Sales to the Chinese mainland, which consist of sales to Guangdong Power Grid Corporation and the Shekou Industrial Zone, increased by 0.7% over 2005.

The table below sets forth our sales categorized by end-user sector:

End-user	Number of Customers as at December 31, 2006	Annual Sales for 2004	Annual Sales for 2005	Annual Sales for 2006	Percentage of our total electricity sales for 2006	Average Annual Sales Change over 2002 – 2006
	(thousands)	(GWh)	(GWh)	(GWh)	(%)	(%)

Residential	1,937	7,149	7,525	7,469	21.9	2.0
Commercial	183	11,086	11,428	11,957	35.1	2.9
Infrastructure and Public Services	84	7,564	7,695	7,482	21.9	2.6
Manufacturing	32	2,833	2,734	2,653	7.8	(3.9)

Total Local Sales	2,236	28,632	29,382	29,561	86.7	1.9
Export Sales	-	3,087	4,497	4,528	13.3	23.4

Total Sales	2,236	31,719	33,879	34,089	100.0	3.6

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

Residential

As at December 31, 2006, we served approximately 1.94 million residential customers in our supply area. For 2006, residential customers accounted for approximately 22% of our total sales. As the HKSAR Government has forecast that the population of the Hong Kong Special Administrative Region will grow to 7.5 million by 2015, it is estimated that around 33,000 new apartments a year up to the year 2008 may be built to help accommodate this forecast increase in population. Around 90% of those new apartments are expected to be built in our supply area which we expect would increase the demand for electricity in this customer sector.

Commercial

Commercial customers accounted for approximately 35% of our total sales in 2006. We anticipate that growth in sales in this sector will continue in the medium-term, as supported by the boost in the local tourism industry attributed to the Individual Visit Scheme.

Infrastructure and public services

The other categories of Hong Kong customers include government accounts and utilities, such as Hong Kong Housing Authority, Water Supplies Department, Mass Transit Railway Corporation, Kowloon-Canton Railway Corporation, and Hong Kong’s telecommunications companies and container terminals. These categories together accounted for approximately 22% of total sales for 2006.

Manufacturing

Sales to the manufacturing sector have gradually declined as a percentage of total demand, and represented approximately 8% of total sales for 2006. We believe that electricity sales to the manufacturing sector as a percentage of total sales in general will continue to decline due to Hong Kong’s transformation into a services-oriented economy.

Sales to the Chinese mainland

In addition to sales to customers in Hong Kong, we sold approximately 13% of our electricity in 2006 to customers in Guangdong Province of the PRC. We sell electricity to the Chinese mainland through an exclusive agreement between CLP Power Hong Kong and China Merchants Steam Navigation Company covering the Shekou Industrial Zone. This agreement was renewed in 1996 for a term of 20 years. Sales to the Chinese mainland have also been made pursuant to short-term agreements between CLP Power Hong Kong and Guangdong Power Grid Corporation since May 2000.

We and CAPCO have entered into an agreement to govern the supply of electricity by CAPCO to us for sale to the Chinese mainland. Such sales are made to utilize CAPCO’s spare generating capacity. Pursuant to the Scheme of Control and another agreement among CLP Power Hong Kong, CAPCO and the HKSAR Government, 20% of the profit derived from our sales to the Chinese mainland is credited to the profit of CAPCO and CLP Power Hong Kong in the ratio of 60% and 40%, respectively. See “— Relationship with CAPCO—Sales to the Chinese mainland” above. The remaining 80% of the profit derived from sales to the Chinese mainland is credited to the Development Fund.

Customer service

We are committed to provide quality service and value to our customers. The needs and expectations of our customers, as the major drivers of customer service, are identified through various channels including our call center, customer service centers, customer focus groups, customer consultative groups and local advisory committees. For our major commercial and industrial customers, we provide a one-stop shop high value and interactive Account Management service, through which access is available to specialist and technical advice on best practice electricity utilization, power quality, energy efficiency, safety and electricity end-use applications. In 2006, we completed the roll-out of our BusinessPLUS service package for our Bulk Tariff customers, which includes Telephone Account Management, a dedicated Customer Hotline and regular communication on power supply and energy efficiency issues.

We monitor customers’ satisfaction on an annual and quarterly basis through an independent multinational agency. Our 2006 customer satisfaction levels were the highest achieved since 2001 according to these reports.

Tariff rates

We normally implement changes in basic tariff rates, the fuel clause rebate or charge and the Scheme of Control rebate on January 1 of each year. The table below sets out our average net tariffs in Hong Kong for the years ended December 31, 2004, 2005 and 2006:

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
	(HK¢ per kWh average)
Basic Tariff	88.1	88.2	88.0
Fuel Clause Charge/(Rebate)	(0.3)	0.2	2.0
Scheme of Control Rebate	(0.6)	(1.1)	(1.1)
Special Rebate	-	-	(1.8)
Net Tariff	87.2	87.3	87.1

Published basic tariff rates did not change over the years ended December 31, 2004, 2005 and 2006 and the change in the basic tariff reported above was due to changes in consumption patterns and the mix of customers. As we have announced a further freeze in basic tariffs for 2007, thus the basic tariff rates will effectively remain at 1998 levels.

Competition

We and Hongkong Electric are currently Hong Kong’s only suppliers of electricity. Our and their supply areas do not overlap: we supply Kowloon, the New Territories, Lantau Island, Cheung Chau and some outlying islands, and Hongkong Electric supplies Hong Kong Island, Lamma Island and Ap Lei Chau Island. The number of customers for us and Hongkong Electric is approximately 2.2 million and 0.6 million respectively as at December 31, 2006. We and Hongkong Electric share the sales of electricity to Mass Transit Railway Corporation, which operates in both companies’ supply areas. Hongkong Electric’s electricity-related operations are also governed by a scheme of control. The two schemes of control are similar and do not give either us or Hongkong Electric the exclusive right to supply electricity in our respective supply areas. A few companies, including those who have power stations in the Chinese mainland, have expressed interest in the supply of electricity to Hong Kong. For example, a joint-venture company, China Hong Kong Power Development Company Limited, is among those showing interest. The Hong Kong media has reported that China Hong Kong Power Development Company Limited is focusing on a small number of non-residential customers near the border with the Chinese mainland at the initial stage of its development, and has submitted an application to the HKSAR Government for the supply of electricity in the Sha Tau Kok area near the border with the Chinese mainland. Nevertheless, we believe that we have a significant competitive advantage in Kowloon and the New Territories by virtue of our extensive transmission and distribution network.

The HKSAR Government may, however, consider adopting alternative regulatory structures for the power industry in Hong Kong in the longer term. The current Scheme of Control expires in 2008. The HKSAR Government has conducted a two-stage process of public consultation on the development of the Hong Kong electricity market after 2008. The HKSAR Government sought views of the public on various issues and possible options for the development of the post-2008 electricity market under the Stage I Public Consultation which was held between January 31, 2005 and April 30, 2005.

The HKSAR Government launched the Stage II Public Consultation on December 30, 2005. The consultation paper sets out the proposed framework for the future development of Hong Kong’s electricity market after the existing Scheme of Control Agreement expires in 2008.

The primary objective of the proposed framework is to ensure that the public can continue to enjoy reliable, safe and efficient electricity supplies at a reasonable price, and to minimize the impact on the environment caused by the production and use of electricity. The consultation paper proposes to continue economic regulation by means of a bilateral agreement between the HKSAR Government and each of the power companies. The proposed regulatory framework contains a number of new proposals:

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

In addition, the HKSAR Government will work with the power companies to enhance interconnection both within Hong Kong and with Guangdong to facilitate power transfer in the future. The HKSAR Government will also prepare the ground work for the future setting-up of a separate regulatory authority to oversee technical and economic issues relating to the electricity market.

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

We are committed to working with the HKSAR Government to address the current flaws in the consultation paper proposals, with a view to achieving a balanced, durable and viable regulatory regime for the future. The framework for achieving this should include:

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

The Stage II Consultation ended on March 31, 2006. In May 2006, the HKSAR Government issued an information paper summarizing the views received during the Stage II Consultation. There is a general consensus that reliability and safety of supply is most important and should be the key consideration in the future development of the electricity market. Other key issues of concern include future market development, regulation of return and tariffs, as well as environmental impact of electricity supply. On these issues, the views received are quite diverse. The HKSAR Government stated that they would take into account the views received and discuss with the power companies to finalize the post-2008 arrangements for the electricity market.

We started discussions with the HKSAR Government in May 2006 on the future regulation of our business. The HKSAR Government’s target is to finalize the post-2008 regulatory arrangements by the end of 2007.

Another form of competition is from alternative energy and heating sources. For the industrial and commercial market, piped or cylinder gas, together with some diesel, is widely used for commercial cooking and water heating. We have been making progress in getting restaurant and hotel operators to use the latest and most efficient techniques, such as electric heat pumps and induction cooking, to improve their energy and cost performance. For the residential market, supplies of piped or bottled gas are available to most customers and these are commonly used for residential water heating and household cooking. Continued development of the market for induction cooking has been seen in 2006, with a much wider range of brands and prices for these products now available from retailers in Hong Kong. Retailers are reporting strong interest from customers and considerable increases in sales from 2005 levels, albeit from a relatively low customer base.

ENERGY BUSINESS IN AUSTRALIA

In 2006, TRUenergy, CLP’s wholly-owned integrated energy business in Australia, completed its first full year of operation since the acquisition of the TXU Merchant Energy Business (MEB) from Singapore Power in May 2005. TRUenergy is an integrated generation and retail electricity and gas business in Victoria, South Australia, NSW, Queensland and the Australian Capital Territory. TRUenergy owns several sources of power generation capacity and a gas storage facility and operates a retail mass-market business supplying approximately 1.2 million consumers and small businesses with energy products.

CLP Australia Holdings

CLP Australia Holdings Pty Ltd (CLP-AH) is 100% owned by CLP. On May 31, 2005, an affiliate of CLP-AH acquired the TXU Australia MEB from an affiliate of Singapore Power Limited. CLP-AH was also the 100% owner of Yallourn, a 1,480MW power station in Victoria, at the time of acquiring the MEB.

In June 2005, the CLP-AH operational companies were rebranded as TRUenergy. This new brand replaced the TXU, Yallourn and AusPower brands that were previously used by the Australian business. As a result of the rebranding, all public interfaces with CLP-AH are now through the TRUenergy brand.

CLP-AH has a unique combination of assets which provides it with a well-balanced business structure:

•	1,480MW coal-fired Yallourn Power Station and brown coal mine in Victoria;
•	1,280MW gas-fired Torrens Island Power Station (TIPS) in South Australia;
•	Ecogen long-term hedge agreement that allows TRUenergy to purchase up to 966MW gas-fired capacity;
•	400MW gas-fired Tallawarra project in NSW, currently under construction;
•	12 PetaJoule (PJ) Gas Storage facility in Victoria;
•	Various long-term gas supply contracts;
•	33.33% interest in the SEAGas pipeline between Victoria and South Australia; and
•	1.2 million business and residential electricity and gas customer accounts, predominately in Victoria and South Australia.

The key strength of CLP-AH’s business is the horizontal and vertical integration within the portfolio. A significant proportion of CLP-AH’s generation is internally hedged by its own electricity retail business, thereby providing a natural hedge between generation and retail that significantly reduces its exposure to volatile pool prices. Horizontal integration is provided by CLP-AH’s portfolio of generation capacity that is distributed across the merit order, with peak, mid-merit and base load generation, a mix of fuel types and locations in Victoria and South Australia. This horizontally integrated portfolio provides self-insurance against plant outages and supports CLP-AH’s retail business. Further vertical integration is provided by CLP-AH’s long-term fuel position, through the Yallourn Coal Mine (Coal Mine) and portfolio of long-term gas contracts, as well as by its gas infrastructure, further reducing the risks of the business.

Yallourn power station

Yallourn is Victoria’s third largest power station, with four generating units providing a registered capacity of 1,480MW. It provides approximately 23% of Victoria’s electricity requirements and approximately 8% of electricity in the National Electricity Market (NEM).

Yallourn is a brown coal-fired, base-load, thermal plant and supplies electricity into the Victorian wholesale electricity market. Brown coal fuel is provided from the coal mine directly adjacent to the power station. Auxiliary fuel oil for firing is provided for start-ups. Operating as a base load facility, Yallourn produced gross generation of 11,400GWh of electricity in 2006.

Torrens Island Power Station

TIPS is located on Torrens Island, approximately 15km northwest of the Adelaide central business district. TIPS consists of two plants, TIPS A and TIPS B, with a total of eight gas-fired boilers and steam turbines. As the largest generation plant in South Australia (with a registered capacity of 1,280MW), TIPS provides approximately 40% of the total installed generation capacity in South Australia. TIPS can operate as base load, intermediate or peaking power supply depending on the market/commercial requirements.

The original 100-year TIPS lease was acquired by TXU from the South Australian Government in June 2000. Rental payments under the lease have been prepaid. As lessee, CLP-AH is responsible for maintenance and capital improvement.

In January 2007, TRUenergy entered into a power station swap agreement with AGL Energy Limited (AGL). TRUenergy will sell its 1,280MW Torrens Island Power Station to AGL for A$417 million (US$345 million) in exchange for AGL’s 180MW Hallett Power Station of A$117 million (US$97 million) plus cash of A$300 million (US$248 million). [Note: Australian dollars herein are converted into US dollars at the rate of A$1.00 = US$0.8272, which was the noon buying rate in the City of New York for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (“noon buying rate”) on May 31, 2007.] Regulatory approval for the asset swap was obtained in April 2007, with the transaction scheduled to be completed in July 2007. Combined with generation capacity in Victoria, Hallett Power Station, which is a peaking generator, will strengthen the TRUenergy portfolio in meeting the supply needs of our existing customers more economically.

EcoGen Master Hedge Agreement

The EcoGen Master Hedge Agreement (MHA) provides the CLP-AH Group with an option for 966MW of capacity over the 20-year period which commenced May 6, 1999. The 966MW of capacity under the MHA is supported by Newport, a 500MW gas-fired boiler and steam turbine power station, and Jeeralang, a 466MW gas-fired gas turbine power station, both employed primarily during peak periods of demand for electricity in Victoria.

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

Fuel

TRUenergy’s generation assets are supported by two long-term fuel sources comprising (i) the coal mine and (ii) gas supply contracts.

Yallourn coal mine

The coal mine, which commenced production in 1924, is the second largest open cut brown coal mine in Australia and is located adjacent to the Yallourn Power Station. The coal mine provides a dedicated, secure, continuous source of fuel for generation, with ample reserves to meet the projected needs of Yallourn until at least 2032.

Yallourn has three mining licenses of which license number 5003 includes the East Field, East Field Extension and Maryvale fields containing more than sufficient coal to support Yallourn’s operation until 2032. This license was issued for a 30-year term until April 2026. The other two licenses, which expire in 2019 and 2020, will be considered for extensions depending on the future coal reserve plans. The coal mine currently produces coal at a rate of around 17.5 million tonnes per annum from the Yallourn brown coal seam.

Gas supply contracts

Approximately 90% of Victoria’s current gas requirements are sourced from the Bass Strait producers, Esso Resources Australia Ltd, a wholly-owned subsidiary of Exxon Mobil Corporation, and BHP Billiton Petroleum (Bass Strait), a wholly-owned subsidiary of BHP Billiton (Esso/BHP). This gas is supplied by Esso/BHP to GASCOR (a former Victorian government corporation) under a contract (Principal Contract), entered into before privatization of the gas industry in Victoria, and which runs until 2009. Upon privatization of the Victorian gas industry, GASCOR entitlements under the Principal Contract were allocated among the three new retailers, including TRUenergy, pursuant to a Master Agreement and Sub Sales Agreements, the effect of which is to pass through to the retailers the terms and conditions of the Principal Contract.

In addition to the Principal Contract, CLP-AH maintains a portfolio of gas supply contracts from multiple suppliers. CLP-AH expects to have access to sufficient amounts of gas over the next decade and beyond, with agreements providing for potential increases in contract quantities. Furthermore, CLP-AH could use the storage capacity at UGS to manage gas resources and balance demand and supply.

Retail operations

Electricity

CLP-AH has retailing licenses to sell electricity to contestable customers in NSW, Victoria, South Australia, Queensland and the Australian Capital Territory. TRUenergy’s primary markets at present are Victoria and South Australia. The Victorian and South Australian retail licenses are issued for an indefinite term.

The electricity retail business currently has approximately 700,000 customer accounts, the majority located in Victoria. Electricity customers are categorized into Mass Market, small and medium enterprise (SME) (<160MWh per annum) and Industrial & Commercial (I&C) customers (>160MWh per annum).

Mass market, SME and I&C customers

Mass Market and SME (together, the “Mass Market”) customers are the majority of retail customers by customer numbers. Demand from these customers can be more volatile but they are generally more stable and less price sensitive than I&C customers.

In December 2003, TRUenergy and other incumbent electricity retailers secured a pricing agreement with the Victorian Government. For TRUenergy customers on regulated tariffs, the price path agreement provides an overall average electricity price escalation at a rate less than CPI ending December 31, 2007. However, the agreement is subject to renegotiation if retailer costs, margins or power prices move substantially. Customers have the choice of remaining prescribed customers at this capped price or accepting a market-based offer from TRUenergy or a competing retailer.

TRUenergy also sells electricity directly to large I&C customers in the NEM. These contracts are generally between one and four years in length and priced with reference to the wholesale market price for energy plus a premium. The portfolio of I&C customers to be served by TRUenergy’s electricity retail business is diverse and includes mining, transportation, chemicals and infrastructure.

Gas

CLP-AH holds licenses to retail gas throughout Victoria, NSW, South Australia and the Australian Capital Territory. The gas retail business currently has approximately 500,000 customer accounts, with the majority located in Victoria.

CLP-AH is the off-taker under a portfolio of long-term gas contracts from a number of sources, used to supply both retail customers and generation facilities. Given CLP-AH’s right to capacity at the underground gas storage facility in Victoria, CLP-AH has significant flexibility in its gas assets to efficiently deal with any fluctuations in price or demand.

Under Full Retail Contestability (FRC), retailers are able to set the price at which they supply gas. However, the Victorian Gas Industry Act 2001 reserves ultimate power to the Victorian Government to cap the prices at which gas is sold to Victorian customers or groups of customers published in the Government Gazette.

In December 2003, TRUenergy and other incumbent gas retailers secured a pricing agreement with the Victorian Government. For TRUenergy gas customers on regulated tariffs, the agreed price path will mean an overall average increase broadly in line with CPI over the next three years. The agreement is open to renegotiation should gas prices move substantially. Customers have the choice of remaining prescribed customers at this capped price or accepting a market-based offer from TRUenergy or a competing retailer.

Customer base

TRUenergy is Australia’s fourth largest energy retailer, with over 1.2 million customer accounts across Victoria, NSW, South Australia, Queensland and the Australian Capital Territory. The focus of TRUenergy’s retail operations is Victoria where it has more than one million electricity and gas retail customer accounts. TRUenergy has a relatively balanced electricity and gas customer base by customer accounts, with an approximate 60:40 split. The majority of the customer base is Mass Market while the I&C customer base is larger by volume.

While the majority of TRUenergy’s customer base is located in Victoria, the customer base in NSW and South Australia is growing. With FRC in Queensland from July 1, 2007, TRUenergy is planning to become a significant player in the Queensland market.

The table below shows the customer number for the year ended December 31, 2005 and 2006:

	2005		2006
	Electricity	Gas	Electricity	Gas
Residential	584,155	462,150	606,073	479,483
Small I&C	64,931	17,138	64,621	17,453

Total Mass Market	649,086	479,288	670,694	496,936

Large I&C	3,436	356	2,944	241

Other assets

CLP-AH has two other assets which will assist gas delivery management:

•	56% of shipping rights in the SEAGas pipeline, and a 33.3% ownership interest in SEAGas
•	The underground gas storage facility in Victoria

As part of the asset swap with AGL, TRUenergy will be novating approximately 90% of its SEAGas Foundation Shipper Agreement (FSA), to AGL (155/175 TJ/day split of existing rights). TRUenergy is retaining approximately 10% of its capacity under the FSA (20 TJ/day) to enable it to transport gas to South Australia for its gas retail and industrial load.

SEAGas pipeline

CLP-AH owns a 33.3% stake in the SEAGas pipeline. The SEAGas project is a joint venture, the remaining shares of which are controlled by International Power and Origin Energy. It comprises a 680km underground gas transmission pipeline running from Port Campbell, south-west of Melbourne (Victoria), to Adelaide (South Australia) which commenced operations in January 2004.

Underground gas storage

TRUenergy also owns an underground gas storage facility near Port Campbell in southwest Victoria. The facility was commissioned in August 1999 with a capacity of 12 PJ, making it the largest gas storage facility in Australia and an important strategic asset in the security of gas supply in Victoria. The facility has a withdrawal capacity of 260 TJ per day, or approximately 25% of peak-day Victorian retail gas demand. The facility is connected to the principal Victorian gas transmission system as well as directly to the SEAGas pipeline.

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

The Torrens Island Power Stations in South Australia have a license to carry out activities of environmental significance, including the discharge of warm cooling water into the marine environment, subject to certain conditions. The conditions relate to temperature rise limits, temperature monitoring and reporting obligations to the Australia EPA. TRUenergy has complied with its license conditions.

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

Sustainability

With its interest in the full range of generation, from zero emissions (through our relationship with Roaring 40s) to brown coal, TRUenergy has been and will continue to be active in public and political discussion of environmental issues and the debate around carbon pricing, including input into the National Emissions Trading Taskforce.

INVESTMENTS IN THE CHINESE MAINLAND

We were one of the earliest power companies from outside the Chinese mainland to invest in the electricity industry in the Chinese mainland, and are currently one of the largest external investors in the Chinese mainland electricity industry. Our successful track record of developing projects in the Chinese mainland started in 1985 with our investment in Guangdong Nuclear Power Joint Venture Company, Limited. We currently own 4,136 equity MW generating capacity in the Chinese mainland, of which 3,218 equity MW are operational and 918 equity MW are under construction.

In 2006, the focus of CLP’s Mainland activities was upon:

•	maintaining progress on our greenfield project at Fangchenggang, Guangxi;
•	extending our renewable energy activities;
•	management of tariff issues and coal costs;
•	excellence in station management and operation; and
•	maintaining a meaningful earnings contribution to the Group.

Our aims for Year 2007 and beyond are:

•

consolidate and rationalize our asset ownership structure. The present organization structure, involving a series of different joint ventures, can lead to assets operating independently and hinder the exploitation of management and operational synergies between different joint ventures and assets;

•	maintain a balanced portfolio of fuel mix and greenfield/operating assets, including a leading position in renewable energy;

•

assess the options for continued involvement in nuclear energy, including in Southern China in light of the expiry in 2014 of the current agreement for the off-take of electricity to supply Hong Kong from Daya Bay Nuclear Power Station; and

•

explore opportunities for broad-based strategic partnerships with major market players and IPPs, particularly in high growth regions such as Eastern and Southern China. In doing so, we expect to give priority to the expansion of existing joint ventures and relationships.

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

A total of 14,858GWh of electricity was generated by Guangdong Daya Bay Nuclear Power Station in 2006, as compared to 14,848GWh in 2005. The 2006 annual station capacity factor was 90%. 70% of the electricity generated is supplied to Hong Kong with the remaining 30% sold to Guangdong.

Hong Kong Pumped Storage Development Company, Limited

Hong Kong Pumped Storage Development Company, Limited (PSDC) is 49% owned by us and 51% owned by ExxonMobil. CLP, through PSDC, has the right to use 50% of the 1,200MW pumped storage capacity of Phase 1 of the Guangzhou Pumped Storage

Power Station until 2034 for supply to our customers. In 2006, the pumped storage units at Conghua, Guangzhou generated 472GWh for CLP with an overall efficiency above 76.8%, with lower total output at a slightly higher efficiency than 2005. There were over 2,522 unit starts during the year to fulfill our system requirements, mainly during peak lopping and back-up operations.

Shandong Zhonghua Power Company Limited

We own a 29.4% equity interest in Shandong Zhonghua Power Company Limited (SZPC) with the remaining interest owned by Shandong Electric Power Company (36.6%), Shandong International Trust and Investment Corporation (14.4%) and EDF International S.A. (19.6%).

SZPC was formed in 1997 to develop, own and operate four coal-fired power stations with a total generating capacity of 3,000MW in Shandong Province, comprising two operating power stations, namely Shiheng I (2x300MW) and Shiheng II (2x300MW) (collectively known as “Shiheng Power Stations”), Liaocheng (2x600MW) and Heze II (2x300MW).

In accordance with the Operation and Offtake Contract (OOC), Shandong Electric Power Group Corporation (SEPC) undertakes to purchase an annual minimum quantity of electricity generated from the power stations, and is also responsible for the operation, maintenance and fuel supply of the power stations. The construction of Heze and Liaocheng power stations was contracted to SEPC through a consortium formed by all the four joint venture partners with SEPC as the main contractor.

Shiheng Power Stations (Phases I and II) were awarded “International First Class Power Station” by the State Power Corporation of China in 2002, one of the two power stations in China to win such an award in that year. The stations have also achieved ISO14001, ISO9001 and OHSAS18000 accreditation. As part of their water resources conservation program, the stations have completed a waste-water recycling scheme, which significantly reduces discharges while improving the station economics.

Heze II and Liaocheng commenced commercial operation in 2003 and 2004 respectively. Unlike Shiheng Power Stations where the major equipment was locally manufactured, the new units in Heze and Liaocheng use imported boilers capable of using low volatile anthracite coal mainly from Shanxi Province. The Price Bureau has also approved competitive tariffs for the new stations.

To enhance environmental protection, Shiheng Power Station (Phase II) is constructing flue gas desulphurization facilities, which will be completed in 2007.

Electricity output from the operating power stations is sold to the Shandong power grid and amounted to 15,672GWh in 2006 (2005: 16,486GWh), which was 1% above the annual electricity generation quantity stipulated in the OOC. The drop in 2006 electricity sales over that of 2005 was mainly due to lower utilization hours as a result of commissioning of a large number of new generation facilities in Shandong Province. However, the impact of lower generation is offset by an increase in the tariffs of Shiheng, Heze and Liaocheng power stations and slightly lower coal prices relative to 2005.

In April 2006, SEPC and Guodian sought consents from joint venture partners for transferring SPEC’s equity interest to Guodian as part of the power market reform in the Chinese mainland (“the equity transfer”). We seized this opportunity to seek an extension of the joint venture term and further reduction of operating costs through revision of significant contracts signed between the joint venture partners.

A task force with representatives from all joint venture partners was formed to carry out the equity transfer.

Huaiji hydro-electric power project

The Huaiji hydro-electric power joint ventures were formed in 1997 and 1998. Our equity interests in the Huaiji hydro-electric power joint ventures were increased from 75% in 2005 to 84.9% in 2006 with a further acquisition of shareholding from the PRC partner.

The project is located in Huaiji County in northwestern Guangdong Province and involves constructing, owning and operating nine small-scale hydro power stations with a total capacity of 99MW. These are cascading hydro power stations installed along two rivers. Eight of the power stations are operational and one is under construction. The power is sold to the power grids of Huaiji County and Guangdong Province.

Generation from this group of small hydro-electric power plants varies with the availability of water resources, with the total output increasing from 284GWh in 2005 to 324GWh in 2006.

The collection of electricity charges from the off-taker shows signs of improvement, with the 2006 collections improved to 93% of sales from 88% last year.

CLP Guohua Power Company Limited

CLP Guohua Power Company Limited (CLP Guohua), was established in January 2001 as an evergreen joint stock company and is 49% owned by us and 51% owned by Beijing Guohua Electric Power Corporation (Beijing Guohua) a wholly-owned subsidiary of the Shenhua Group. The shares of Beijing Guohua were subsequently transferred to China Shenhua Energy Company Limited (Shenhua Energy) a subsidiary of Shenhua Group in November 2004. CLP Guohua holds interests in three coal-fired power stations, namely Beijing Yire Power Station in Beijing, Panshan Power Station in Tianjin and Sanhe Power Station in Hebei, with a combined generating capacity of 2,100MW in the Beijing-Tianjin-Tangshan area, of which it owns 1,285 equity MW. This project extends our geographical presence into the North China market.

Beijing Yire Power Station is wholly-owned by CLP Guohua. It has two 200MW coal-fired units located in Chaoyang District to the east of Tiananmen, Beijing. The station commenced operation in 1999 and supplies heat as well as electricity to Beijing city. In view of its proximity to the heart of Beijing, efforts have been made, since its operation, to continuously enhance environmental protection to minimize the impact on the environment in Beijing. Both units of the station are equipped with FGD facilities.

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

Sanhe and Panshan Power Stations have already been rated five stars under the National Occupational Safety Association (NOSA) 5 Star Safety Management System since 2004 whilst Beijing Yire Power Station has also been rated five stars since 2005. All power stations are committed to continuous environmental improvement and have obtained full accreditation to ISO14001. As part of their water resources conservation program, both Beijing Yire and Panshan Power Stations have separately completed a waste-water recycling scheme which significantly reduces discharges as well as improves the station economics. Beijing Yire has also successfully installed retrofit of low NOx burners to Unit 2 in 2006 which resulted in an appreciable reduction in NOx emission. Beijing Yire was the first PRC station to have been awarded the “National Environmental Friendly Enterprise”. Sanhe Power Station has started the construction of FGD facilities, which will be completed in 2007.

All three stations sell their power to the North China power grid. The total electricity sold by the three power stations in 2006 was 11,593GWh (2005: 12,612GWh). Heat sales totaled 10.6 million gigajoules (2004: 9.5 million GJ). All three power stations obtained increased tariffs in May 2005.

Unlike most of the power stations in the Chinese mainland which were affected by tight coal supply in 2005, all three CLP Guohua stations have been able to secure long-term supply of coal from Shenhua Group, which is the largest coal producer in the Chinese mainland. We will continue to work closely with Shenhua Group to ensure adequate coal supply to the three stations.

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

Shenmu Power Station has been rated five stars under the NOSA 5 Star Safety Management System since 2005. In late 2002, the station obtained ISO14001 accreditation.

The station achieved a relatively high availability of 96% in 2006. Sales of electricity in 2006 were 1,194GWh (2005: 1,352GWh).

A feasibility study for upgrading the plant capacity at Shenmu by 10% was completed in 2006 with a view to implementing these modifications during 2007.

Guizhou CLP Power Company Limited

Guizhou CLP Power Company Limited (Guizhou CLP Power) was established in 2002 with a term of 30 years to build and operate a coal-fired power station, Anshun II Power Station, with a generating capacity of 2x300MW in Guizhou Province. We are the majority owner with 70% equity interest, the other two shareholders are China Huadian Corporation (18%) (formerly owned by Guizhou Electric Power Corporation) and Guizhou Development and Investment Corporation (12%) (formerly known as Guizhou Infrastructure Investment Company). The power station supports the increasing electricity demand in Guizhou and the provincial government’s obligation to deliver electricity to Guangdong under the West-to-East Electricity Supply scheme. This is the first power project in the Chinese mainland in which we hold a majority share. Under the joint venture agreement, the company is a jointly controlled entity and none of the partners has unilateral control over Guizhou CLP Power.

Units 1 and 2 of Anshun II Power Station started commercial operation in March 2004 and November 2004, respectively. Both units are fitted with FGD facilities and the construction was undertaken by Guizhou Electric Power Corporation through an equipment purchase contract.

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

The new tariff for the power station under the “Coal Tariff Linkage Mechanism” was approved in July 2006 and sale of electricity was 3,553GWh in 2006 (2005: 3,381GWh). The station achieved a relatively high availability of 95% in 2006.

The FGD facilities were taken out of service in fourth quarter 2006 for major upgrade as they were originally designed for much lower loadings of sulphur than the coal received by the power station. The major upgrade is scheduled to be completed by third quarter 2007.

CLP Guangxi Fangchenggang Power Company Limited

Following the approval by the National Development and Reform Commission and the Ministry of Commerce, the CLP Guangxi Fangchenggang Power Company Limited, in which a 70% equity interest is owned by us and the remaining interest owned by Guangxi Water & Power Engineering (Group) Company, Limited, was established in May 2005.

The joint venture was established to construct the first phase of Fangchenggang Power Station with 2 x 600MW coal-fired units. An advanced supercritical pressure boiler and turbine equipment are used in the station to achieve high generation efficiency. High scrubbing efficiency FGD facilities will be installed to reduce sulphur dioxide emission. Coal will be supplied mainly from Indonesia via dedicated coal vessels. The coal supply arrangement will offer reliable long-term fuel supply at a stable and competitive cost.

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

Construction of the two supercritical units is progressing towards the target of commissioning the first unit by the third quarter of 2007. At December 31, 2006, the consolidated project completion was 82.16%, consistent with its target. Preparations for the start of commercial operations are well underway and newly recruited station operators have been attending classroom and on-job training.

Changdao Wind Power Company Limited

In December 2004, we established HNEEP-CLP Changdao Wind Power Company Limited, in which we own a 45% equity interest, with the remaining 55% interest owned by Huaneng New Energy Industrial Co. Ltd. The associated Changdao wind farm, having a generating capacity of 27MW, started commercial operation in May 2006.

Weihai Wind Power Company Limited

In May 2005, we established HNNE-CLP Weihai Wind Power Company Limited, in which we own a 45% equity interest, with the remaining 55% owned by Huaneng New Energy Industrial Co. Ltd. The construction works and erection of wind turbines of the 20MW Weihai Phase I wind farm have been completed. The construction works of the 49MW Phase II wind farm has commenced. The operation of the wind farm is targeted for 2007 and the power generated will serve electricity needs of the local community.

Huaneng Shantou Wind Power Company Limited

The joint venture company, Huaneng Shantou Wind Power Company Limited, was established on December 28, 2005. We own a 25% equity interest while Guangdong Electric Power Development holds 25%, and Huaneng New Energy Industrial Co. Ltd owns the remaining 50% equity interest in the joint venture. Nanao wind farm of 45MW is located on Nanao Island off Shantou, Guangdong Province. It was registered with the United Nations as a Clean Development Mechanism (CDM) project under the Kyoto Protocol. The operation of the wind farm is targeted for 2007 and the power generated from this wind farm will serve the local electricity needs of Shantou City.

Competitive environment and regulatory issues

The demand for electricity in the Chinese mainland continued to grow strongly during 2006, increasing by 14% in 2006 over 2005. In response to the large increase in demand, many generating units have been constructed and commissioned. As a result, total installed capacity increased by 105,000MW in 2006 to reach 622,000MW as of end of 2006. We expect that the Mainland’s economic growth will remain strong and the electricity demand will see double-digit growth for the next few years. Electricity generation capacity will also continue to grow rapidly. Overall, utilization hours for generating plants will continue to fall, especially in 2007 and 2008, although the average utilization hours for large scale coal-fired plants will remain above 5,000 hours. Coal prices are expected to rise in 2007. Whether the PRC authorities will implement another round of coal price tariff linked adjustment is unclear.

A particular problem which CLP’s Mainland business has faced in recent years, in common with other Mainland electricity generators, has been the management of substantial rises in coal prices in circumstances where the relevant authorities are reluctant to approve tariff levels which allow generators to recover these cost increases. Tariff increases allowed at the Shandong and Anshun Stations in 2005 were not at levels which fully compensated for the substantial increases in coal cost. We pursued this issue during 2006, with the result that those stations benefited from a significant upward tariff adjustment, even if not to the extent which allows full recovery of the increased fuel prices.

Reform of the power sector will continue. Although the timing for full scale competitive bidding is uncertain, the introduction of “benchmarking” on-grid tariffs on a regional or provincial basis sends a clear price signal for developers of greenfield generating plants, namely that the key success factor in the market is to be a lower cost producer.

Energy conservation and environmental protection are becoming factors in the PRC Government’s decision-making processes for this industry. The authorities are promoting energy saving economic dispatch, which will benefit high efficiency large-scale generating units. FGD facilities are required on all new coal-fired plant. Special policies with regard to both dispatch and tariff are emerging to encourage nuclear, gas and renewable generation facilities.

The increasing demand for clean energy is creating opportunities for renewable projects. The renewable energy target for China has increased from 10% to 15% of national energy supply by 2020. A projected investment of RMB1,500 billion is required to achieve this target. The tariff policy is generally supportive of renewable energy, with a new renewable energy law implemented from January 2006.

The unification of corporate income tax rates for domestic and foreign-invested enterprises was announced by the Chinese authorities in March 2007, with the latter to bear higher income tax after this convergence is achieved. This will eliminate certain competitive advantages previously enjoyed by a foreign enterprise such as CLP.

Within this business environment, CLP can add value to projects and to Mainland business partners through its international operating experience (including exposure to stringent environmental regulation, competitive markets and technical skills, such as in nuclear power and combined cycle gas turbine operation), experience in international markets, and leadership in corporate governance. CLP also enjoys good standing with state and provincial governments and PRC partners, reflecting our reputation as a responsible and prudent foreign entity. However, CLP’s prudent approach to decision-making and risk management means that CLP may be more risk adverse than local IPPs, which may pursue more aggressive growth strategies.

One area in which CLP is developing a competitive advantage is that of renewable energy, where we have a growing portfolio of assets and a strong project pipeline, involving hydro, wind and biomass in an increasing number of provinces in the PRC and in collaboration with a range of leading PRC project partners.

ELECTRICITY BUSINESS IN INDIA

Since June 2003, CLP has become the sole owner of Gujarat Paguthan Energy Corporation Private Limited (GPEC). GPEC owns a 655MW combined cycle power station in Gujarat, India. The plant was commissioned in open cycle in October 1997 and combined cycle in December 1998. It is a dual-fuel fired generator using natural gas or naphtha.

GPEC has entered into a 20-year power purchase agreement with Gujarat Urja Vikas Nigam Ltd ( GUVNL) to sell all of its output to GUVNL commencing in 1998. The power purchase agreement between GPEC and GUVNL enables GPEC to recover its fixed costs and profit from GUVNL irrespective of the availability of fuel and the level of dispatch. Despite this arrangement, GPEC aims to deliver electricity to GUVNL at a reasonable price through maximum usage of natural gas and reductions in pass-through costs.

The power purchase agreement was subsequently negotiated and amended in 2003. The implementation of this amended power purchase agreement proceeded satisfactorily with an improvement in the monthly collection of payments to GPEC, as compared to previous years.

In 2006, full settlement of undisputed sums due under the PPA from GUVNL was made, with neither overdue receivables nor new disputed items arising over this period. However, an order passed by the Gujarat Electricity Regulatory Commission (GERC) in August 2006 raised the possibility that incentives payable to GPEC could be paid on the basis of actual dispatch of electricity, rather than station availability, as provided for in the PPA. The matter is under discussion with both GUVNL and GERC, and a suitable clarification is being sought to restore the commercial entitlements of GPEC under the PPA. This illustrates an aspect of the ownership of GPEC, which has been apparent since CLP acquired the station in February 2002, namely the importance of ongoing engagement with the off-taker and the relevant regulatory authorities in order to ensure that GPEC’s rights under the PPA are defended and properly implemented.

The availability of gas from GPEC’s existing suppliers reduced during 2006, due to depletion in the fields from which the gas is sourced. Alternative arrangements for short-term gas supply were made and new long-term supplies are being discussed.

Nonetheless, the station continued to achieve high reliability and extremely low levels of forced outages.

Rating (MW)	Generation (GWh)		Utilization (%)		Availability (%)		Operating Hours

	2005	2006	2005	2006	2005	2006	2005	2006

655	4,637	4,315	81.0	75.2	94.5	87.7	7,079	6,588

A high standard of safety and environmental protection has been maintained at GPEC, as demonstrated by its ‘Three Stars’ status in recent NOSA audits. GPEC has also established a benchmark for safety management in the power generation sector in India. On environmental management, GPEC has been accredited ISO14001 certification for the past several years.

The improvement in GPEC’s financial performance and in the general business environment in Gujarat is such that we have started to explore the possibility of developing a second phase of the GPEC plant. Expansion of the GPEC facility offers a natural opportunity for growth. However, due to the present non-availability of natural gas at affordable prices, CLP has decided to defer the GPEC II project until indigenous natural gas becomes more readily available at reasonable prices.

Although considerable efforts were made to pursue opportunities to grow CLP’s presence in the Indian power sector during 2006, we made less progress than we had originally hoped. In large measure, this reflected decisions not to pursue projects or investments whose risk/reward profile falls outside the parameters which CLP would regard as reasonable and, for those projects on which we bid, to maintain a disciplined and realistic approach to our bids, rather than to secure such projects or investments on a basis which, from the outset, would put shareholder value at risk.

By way of illustration of this approach, CLP decided neither to pursue the Mundra Ultra Mega Power Project (UMPP) nor, in consortium with our Indian partner GMR, to pursue the Sasan UMPP. Reasons for doing so included the tight timeline for the bid, the absence of an engineering procurement and construction contract and incomplete geological and mining data. With regard to projects for which bids were made, we were unsuccessful in an offer for two transmission projects in Gujarat and Maharashtra in consortium with Gammon India (our bid was the second lowest). Another bid, for a 1400MW generating opportunity in Gujarat was also unsuccessful, largely due to our unwillingness to accept unreasonable levels of long-term coal price risk.

ELECTRICITY BUSINESS IN SOUTHEAST ASIA & TAIWAN

CLP commenced development efforts in the region in 1994. Through investments in Thailand and Taiwan, we have built a significant presence in the regional electricity generation sector. In order to move forward our business in the region, CLP formed a strategic regional joint venture, OneEnergy Limited or OneEnergy, with Mitsubishi Corporation. This joint venture draws on our combined resources, experience, local connections, market positions and financial strengths in order to grow its business.

Consolidation of regional investments

CLP consolidated several regional investments in 2006 and 2007:

•	March 2006 – injected its 22.4% interest in EGCO into OneEnergy.
•	October 2006 – divested its 50% stake in BLCP to EGCO.
•	March 2007 – injected its 40% interest in Ho-Ping into OneEnergy.

It is also envisaged that Mitsubishi Corporation will inject its 21% interest in the 1,200MW Ilijan project in the Philippines into OneEnergy. However, the timing of that injection is uncertain, given the impending sale of Mirant Asia Pacific Limited, a joint venture partner with Mitsubishi Corporation in Ilijan, and the contractual pre-emption arrangements included in the Ilijan shareholders agreement.

Management of existing assets

Ho-Ping

Ho-Ping owns a 1,320MW coal-fired power station at Ho-Ping, Taiwan. Operation started in 2002 and Ho-Ping sells all its electrical output to Taiwan Power Company (Taipower) the government-owned national utility of Taiwan, under a 25-year power purchase agreement (PPA). The PPA enables Ho-Ping to recover its fixed costs and generate profits if it achieves a certain availability level during periods defined as guaranteed days and guaranteed hours.

The performance of the Ho-Ping power station was affected by a blade failure in the Unit 1 turbine in November 2005. Substantial repair work was required, which led to an extended outage until May 2006. The unit was restored to service with a slightly reduced output, and is now operating at full capacity after installation of new blades in February 2007. The rebuild of the first of the three coal storage domes damaged during strong typhoons in 2004 and 2005 is in progress; with the rebuild scheduled for completion in 2007/08. Facing high spot coal and shipping costs in 2006, Ho-Ping was able to mitigate most of this risk by a favorable adjustment in the energy charge rate under the PPA with Taipower, as well as the protection afforded by existing long-term coal supply and shipping contracts.

In 2006 the Taiwanese government announced a new round of solicitation for independent power producers (IPP) with priority placed on coal-fired generation in northern Taiwan. Ho-Ping is currently developing an expansion plan and securing related environmental approvals for the submission of a competitive bid in late 2007 with commissioning targeted for 2011.

In March 2007, we agreed to inject our entire 40% interest in Ho-Ping into OneEnergy. See “Item 8 – Financial Information – B. Significant Changes” for more details.

EGCO

CLP acquired 14.9% of EGCO in 1998 and subsequently increased its shareholding to 22.4%. The injection of our interest in EGCO into OneEnergy in 2006 gives CLP an effective ownership of 11.2% through its 50% interest in OneEnergy. EGCO was the first independent power producer in Thailand and is listed on the Stock Exchange of Thailand. The Electricity Generating Authority of Thailand (EGAT) is the largest shareholder of EGCO with a 25% interest. OneEnergy is the second largest.

EGCO’s principal operating investments consist of the 1,232MW Rayong Electricity Generating Company Limited and the 824MW Khanom Electricity Generating Company Limited. Both are wholly-owned by EGCO and are operated under long-term PPAs with EGAT. The PPAs provide for capacity payments and energy payments, with fuel cost passed through for reimbursement by EGAT. EGCO also owns 50% of BLCP Power Limited (BLCP) which was acquired from CLP in December 2006. BLCP is the owner of the 1,434MW BLCP project, construction of which was completed in 2006. Through Gulf Electric Public Company Limited, EGCO also has a 50% interest in Gulf Power Generation Company Limited, which is building the 1,468MW Kaeng Khoi 2 project scheduled to begin commercial operation in 2007/08.

EGCO also owns 25% of the 1,070MW Nam Theun 2 hydro project in Laos, which will sell the majority of its output to EGAT. Construction work is underway, with the objective of operations commencing in 2009.

ENVIRONMENTAL MATTERS

We are committed to the principles of sustainable development and take pride in being a leader in environmental management. Our environmental management systems help to assure that that we satisfy all our regulatory requirements and that our environmental performance is in line with our commitments and policies.

It is our practice to implement and certify environmental management systems (EMS) for our majority-owned or controlled assets. As at December 31, 2006, all facilities were certified, with the following exceptions where certification is in process: Anshun II (China) and Huaiji (China).

Our objective is 100% compliance with applicable environmental laws and requirements. During 2006, all majority-owned or controlled assets met this objective with the exception of Yallourn, Ho-Ping and Anshun II. There was one brief exceedance of the licence limit for total suspended particulate emissions at Yallourn (governed by the Environmental Protection Authority, Victoria, Australia) which was mitigated within 30 minutes. There were two exceedances for the licence limit of sulphur oxides at Ho-Ping (governed by the Environmental Protection Bureau, Taiwan) resulting from the use of coal straight from the ship without the opportunity of mixing with low sulphur coal, due to rain conditions and prior damage to coal domes. One of the coal domes is currently under reconstruction while tenders for the other two domes have been issued. Anshun II’s sulphur dioxide (SO2) emissions and concentration exceeded the allowable amounts (governed by the Environmental Protection Bureau, Guizhou, China) because the coal content was higher than anticipated in the emissions control system design. The Anshun II controls will be upgraded. None of these cases affected our asset utilization nor have they materially and adversely affected our results of operations.

We also strive to improve our environmental performance over and above compliance as demonstrated by our commitments and choice of technologies for greenfield projects. For example, CLP made the commitment, effective March 10, 2004, to incorporate flue gas desulphurization (FGD) or equivalent SO2 emissions reduction capability into the planning of all new greenfield coal-fired projects in which we have a controlling interest. We are also retrofitting and/or upgrading emissions controls at eight existing facilities, including some where current environmental regulations do not yet require emission controls.

CLP Power Hong Kong received financial plan approval from the HKSAR Government for a major retrofit of our coal-fired station with FGD in order to reduce SO2 emissions and selective catalytic reduction to reduce NOx emissions, per unit power generated. The Environmental Impact Assessment was completed in 2006 and the environmental permit was granted.

CLP Power Hong Kong also proposed the construction of a liquefied natural gas (LNG) terminal in Hong Kong to supply our gas-fired station after the existing supply from the gas field to the south of Hainan province is exhausted. The EIA submitted for the recommended LNG terminal site at South Soko Island was approved on April 3, 2007. We need prompt government approval of the LNG project to meet the government’s proposed emission targets for 2010.

In 2006, the HKSAR Government Environmental Protection Department issued a draft document on an emissions trading pilot scheme for conventional air pollutants for the Pearl River Delta region and CLP Power Hong Kong submitted a response. We are open to emissions trading, and await further information on how the cross-border scheme would be implemented.

CLP Group, due to its use of fossil fuels, will be exposed to new climate regulations to limit greenhouse gas emissions in all countries where we operate. CLP reports publicly on climate-related regulatory developments in its annual response to the Carbon Disclosure Project. CLP supports the development of new international policy frameworks to address global climate change. CLP is an active participant in the public discussion of international policy frameworks.

CLP is one of eight companies to issue the report, “Powering a Sustainable Future” through the World Business Council for Sustainable Development in 2006. This report is an agenda for urgent action. It calls for new policies that take into account the costs and benefits of reducing emissions so that businesses can make with confidence the necessary investments in low-emission electricity infrastructure. We are now engaged in a series of discussions with international policy-makers on these topics.

Through TRUenergy, we responded to the Australian Prime Ministerial Task Group on Emissions Trading on March 3, 2007. We support a national emissions trading scheme that sets a clear price signal for carbon that compensates those adversely affected by the implementation of the scheme, and that supports rapid development of clean energy technology for Australia. We are prepared to take the steps necessary to keep our assets in compliance with new requirements, and to engage our stakeholders on the future directions of our business.

CLP recognizes climate change as a critical issue for the electricity sector. In December 2005, our Board of Directors approved the CLP Climate Strategy Framework. Through this framework, we will manage regulatory and other risks, and pursue business opportunities associated with climate change. Under this framework we:

•	conducted climate risk assessments for all new investments.
•	rolled out our Group greenhouse gas inventory in 2006 to cover Scope 1 and 2 emissions as defined under the international Greenhouse Gas Protocol.
•

increased our investment in small renewable, by adding 118.6MW in 2006 to our portfolio, bringing our total to 285.7MW on an equity basis, making significant progress towards our goal of renewable energy accounting for 5% of our total equity generating capacity by 2010. As at year end 2006, our renewable portfolio reached 2.6% of our total equity generating capacity, with 241MW (gross) of CLP’s renewable portfolio commissioned for regular operation and a further 368MW (gross) committed for construction. In Australia, our wind farms are accredited under the GreenPower scheme, and are authorized to issue Renewable Energy Certificates under the Mandatory Renewable Energy Scheme.

•	received approval from the United Nations (UN) Executive Board for Clean Development Mechanism (CDM) status for our Nanao wind farm project in China.

We are pursuing CDM status for other renewable energy projects in our development pipeline. CDM projects can produce Certified Emissions Reduction Credits for sale to countries that have binding obligations under the Kyoto Protocol of the UN Framework Convention on Climate Change.

CLP reports on environmental compliance and performance annually through our Social and Environmental Report (SER), within 90 days after year end. For performance in year 2006, we published a concise SER 2006 in hard copy as well as a web-based Sustainability Report in accordance with the Global Reporting Initiative’s (GRI) newest G3 Guidelines, which was recognized as an A+ (highest) level report by GRI. The online report includes independently verified environmental performance data. Our Social and Environmental Report (SER) 2005 won a Commendation for Environmental Reporting at the Hong Kong Awards for Sustainability Reporting held by the Association of Chartered Certified Accountants Hong Kong. We believe that transparency in reporting helps maintain a culture of compliance.

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

C.  ORGANIZATIONAL STRUCTURE

The diagram below sets forth our ownership relationships with our principal operating subsidiaries and affiliates as at December 31, 2006.

_____________

*	Indirectly held subsidiaries of CLP Holdings Limited

**	Including four companies — Guangdong Huaiji Changxin Hydro-electric Power Company Limited, Guangdong Huaiji Gaotang Hydro-electric Power Company Limited, Guangdong Huaiji Weifa Hydro-electric Power Company Limited, and Guangdong Huaiji Xinlian Hydro-electric Power Company Limited.

The following is a list of our principal subsidiaries as at December 31, 2006.

Company	Year of Incorporation	Place of Incorporation / Operation	Our Percentage Holding	Principal Activities

CLP Power Hong Kong Limited	1918	Hong Kong	100%	Generation and Supply of Electricity

Hong Kong Nuclear Investment Company Limited	1983	Hong Kong/Chinese mainland	100%	Power Projects Investment Holding

CLP Engineering Limited	1985	Hong Kong	100%	Engineering Services

CLP Power Asia Limited	2000	British Virgin Islands/International and Chinese mainland	100%	Power Projects Investment Holding

CLP Power China Limited	1998	British Virgin Islands/ Chinese mainland	100%(2)	Power Projects Investment Holding

CLP Power International Limited	1995	British Virgin Islands/ International	100%(2)	Power Projects Investment Holding

CLP Properties Limited	1989	Hong Kong	100%	Property Investment Holding

CLP Research Institute Limited	2000	British Virgin Islands/ Hong Kong	100%	Research and Development

CLP Australia Holdings Pty Ltd	2005(1)	Australia	100%(2)	Energy Business Investment Holding

TRUenergy Yallourn Pty Ltd	2003(1)	Australia	100%(2)	Generation and Supply of Electricity

TRUenergy Pty Ltd	2005(1)	Australia	100%(2)	Retailing of Electricity and Gas

Gujarat Paguthan Energy Corporation Private Limited	2003(1)	India	100%(2)	Generation of Electricity

Guangdong Huaiji Changxin Hydro-electric Power Company Limited	2005(1)	Chinese mainland	84.9%(2)	Generation of Electricity

Guangdong Huaiji Gaotang Hydro-electric Power Company Limited	2005(1)	Chinese mainland	84.9%(2)	Generation of Electricity

Guangdong Huaiji Weifa Hydro-electric Power Company Limited	2005(1)	Chinese mainland	84.9%(2)	Generation of Electricity

Guangdong Huaiji Xinlian Hydro-electric Power Company Limited	2005(1)	Chinese mainland	84.9%(2)	Generation of Electricity

_________________

    (1)    Year of the company becoming a subsidiary of the Group.

    (2)    Indirectly held

D.  PROPERTY, PLANTS AND EQUIPMENT

Fixed assets, leasehold land and land use rights totalled HK$85,653 million (US$11,013 million) as of December 31, 2006. Of which, HK$83,418 million (US$10,726 million) was related to fixed assets, which mainly consist of our transmission and distribution equipment and facilities in Hong Kong and our generating facilities in Australia. Following the adoption of HKFRS-Int 4 “Determining whether an Arrangement contains Lease”, CLP’s leased assets now include CAPCO’s operational plant and associated fixed assets. At December 31, 2006, the net book value of CLP’s leased assets amounted to HK$24,825 million (US$3,192 million), representing HK$22,921 million (US$2,947 million) and HK$1,904 million (US$245 million) for leased assets in CAPCO and Australia, respectively. The increase in our leased assets of HK$3,299 million (US$424 million) in Hong Kong is primarily due to the commissioning of Unit 8 at Black Point Power Station. During the year, CLP Power Hong Kong invested HK$4,788 million (US$616 million) in transmission and distribution networks and other supporting facilities. Elsewhere, in Australia we spent HK$1,086 million (US$140 million) mainly on generation facilities (including the Tallawarra project).

As at December 31, 2006, the Group’s capital commitments, contracted but not provided for in the financial statements, amounted to HK$4,407 million (US$567 million). Of these contracted amounts, HK$2,762 million (US$355 million) was for our electricity business in Hong Kong, primarily for enhancing our transmission and distribution systems, while HK$1,546 million (US$199 million) was related to our Australian business.

Our investments, principally energy business in the Chinese mainland and countries in Southeast Asia as well as in CAPCO, are accounted for as our interests in jointly controlled entities and associated companies. As of December 31, 2006, these interests amounted to HK$19,181 million (US$2,466 million). Geographically, our interests in the affiliates engaging in the energy business included HK$7,300 million (US$939 million) in Hong Kong, HK$6,523 million (US$839 million) in the Chinese mainland, HK$1,207 million (US$155 million) in Australia, and HK$4,151 million (US$534 million) in Southeast Asia and Taiwan.

ITEM 4A.        UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared in accordance with HKFRS, which differs from US GAAP in certain material aspects. You should read the following discussion of our financial condition and results of operations together with the financial statements and the notes to these statements included in “Item 17. Financial Statements” in this annual report, especially Note 39 for a discussion of the material differences between HKFRS and US GAAP.

References to us in this section for the relevant periods, unless the context otherwise requires, are to us and our consolidated subsidiaries, together with our share of the results of jointly controlled entities and associated companies.

OVERVIEW

The earnings from our Hong Kong electricity business continued to represent the largest part of the Group’s total earnings, making a contribution of HK$7,290 million (US$937 million) in 2006. Operating earnings before unallocated expenses from our energy businesses outside Hong Kong recorded an encouraging increase, contributing a total of HK$2,894 million (US$372 million) to the Group’s total earnings, up by 36% compared to the previous year.

Electricity business in Hong Kong

Our major source of revenue is from CLP Power Hong Kong’s Scheme of Control business in Hong Kong. Therefore, our financial condition and results of operations are affected by economic activities and the regulatory environment in Hong Kong. The Hong Kong economy has seen a broad-based upturn in 2006, with mild inflation. Through the Individual Visit Scheme and the further opening of visitor attractions, the tourism industry performed strongly with visitor arrivals reaching a record high of 25 million, an increase of 8.1% compared with the previous year. Significant job creation drove broad-based improvement in the labor market, long-term unemployment declined and the unemployment rate has fallen from its peak of 8.5% in mid-2003 to a six-year low of 4.4%. Exports of goods remained buoyant with a total growth of over 10%. Despite the strong economy, local electricity sales only recorded a sluggish growth of 0.6%. This was attributed to the combined effect of the cooler than normal weather in summer season, the fierce promotion of energy efficiency measures by the HKSAR Government and increased awareness of energy conservation by the public. As a result, annual residential sector sales, with annual sales declined slightly by 0.7%. The sales growth in the commercial sector was mainly due to a stronger growth in commercial property management as the economy improved. Decreased sales in the infrastructure and public services sector were attributable to lower consumption by waterworks and government sectors as a result of continuous energy saving measures. The declining trend of sales in the manufacturing sector slowed down to a reduction of 3% in 2006 due to reactivation of some industrial facilities.

Despite the uncertainties posed by persistent high oil prices and continuous macroeconomic austerity measures in the Chinese mainland, the Hong Kong economy is expected to continue its steady growth. The near-term economic growth is further supported by the restored fiscal account balance, expanding tourist industry, recovery of the property market and the improving employment situation.

The economic momentum is expected to drive local energy consumption in 2007. Against a low base in 2006 caused by cool summer, local electricity sales are expected to rebound to an above-trend growth when normal weather prevails. The commercial sector is expected to see the largest growth among customer sectors. Sales growth in residential and infrastructure and public services sectors are both expected to improve. As the local manufacturing industry continues to contract, the manufacturing sector will follow its past declining trend.

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

The HKSAR Government has commenced a two-stage consultation on post-2008 electricity market arrangements. The Stage 1 of the Government’s Public Consultation, which solicited the public’s views on options for the future development of Hong Kong’s electricity market after 2008, commenced on January 31, 2005 and was concluded at the end of April, 2005. On December 30, 2005, the HKSAR Government launched the Stage II Public Consultation to seek public views on the proposed framework for the future development of Hong Kong’s electricity market after the existing Scheme of Control Agreement expires in 2008. The consultation period closed on March 31, 2006. We have started discussions with the HKSAR Government in May 2006 on the future regulation of our business. The HKSAR Government targets to finalize the post-2008 regulatory arrangements by the end of 2007. We have been an active participant in the public debate on the future of our industry. We have and will continue to communicate widely with all sectors of our community regarding the right way forward for this essential industry.

As a result of stringent cost control, productivity improvement and the utilization of profit from electricity sales to Guangdong, we have been able to freeze our tariff levels again in 2007, maintaining them at 1998 levels.

Business in Australia

The power sector in Australia is witnessing further structural change with the recent privatisation of the Queensland retail businesses and the expected implementation of full retail contestability in Queensland in mid-2007. The Queensland retail sale could potentially be the start of a broader NSW restructuring over next three to five years, driving further consolidation. Significant merger and acquisition activity has resulted in industry consolidation, with players choosing either the regulated or the unregulated space. Flourishing competition for customers and market churn is a significant risk for all retail energy businesses.

In 2007, we will continue our efforts to grow TRUenergy’s retail and generation base, capitalizing on a strong brand, product and marketing capability. With the completion of the asset swap with AGL scheduled for July 2007, TRUenergy will seek to maximize the value of its other assets through improving efficiency and achieving cost savings. In addition to focusing on maximizing value from its existing assets, TRUenergy will maintain its strong focus on sustainability and the development of renewable energy sources.

Business in the Chinese mainland

In 2006, the power stations in which CLP holds an interest achieved high levels of availability, although there were some reductions in utilization rates due to an increase in other generating capacity in the regions which those stations serve.

Major events in plant operation in 2006 included:

•	The successful retrofit of low NOx burners to Unit 2 at Yire Power Station in Beijing, which resulted in an appreciable reduction in NOx emissions;
•	A feasibility study for upgrading the plant capacity at Shenmu by 10% was completed, with a view to implementing these modifications during 2007;

•

The reliability of the FGD plant at Anshun II improved. However, it was originally designed for much lower loadings of sulphur than we currently experience from local coal supplies. Consequently, the plant was taken out of service towards the end of 2006 for a major upgrade;

•	Daya Bay continued to operate efficiently and safely, contributing about 29% of the total electricity supplied to our Hong Kong electricity business;
•

To improve environmental performance, our joint venture in Shandong has embarked on a series of programs to install FGD plants to the operating plants. Construction of the FGD plant for Shiheng Power Station started in 2006.

Business in India

The availability of gas from GPEC’s existing suppliers reduced unexpectedly during 2006, due to early depletion of the Lakshmi field from which most gas is sourced. During the year, one of the three gas turbines was overhauled, with new burners being installed to reduce NOx emissions. A steam turbine inspection was also undertaken. These works, combined with reduced gas availability, meant that the utilization factor of this station was lower than in the previous year.

Business in Southeast Asia and Taiwan

CLP’s regional development efforts are now carried out through OneEnergy and its in-country partnerships and vehicles. In consortium with Tanjong Public Limited Company of Malaysia, OneEnergy bid for a portfolio of generating assets in the Philippines made available for sale by Mirant. The bid was unsuccessful, but OneEnergy continues to monitor market and industry opportunities in the Philippines. OneEnergy is also exploring development opportunities in Indonesia and Vietnam.

CRITICAL ACCOUNTING POLICIES

Our financial statements have been prepared in conformity with HKFRS. Our financial statements also include reconciliation to US GAAP. In preparing these financial statements, Management exercises judgment in the selection and application of accounting principles, including making estimates and assumptions. Critical accounting policies include those policies that could result in materially different operating results if our assumptions regarding application of accounting principles were different. The following is a summary of critical accounting policies that are impacted by judgments and uncertainties and for which different amounts may be reported under a different set of conditions or using different assumptions.

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

As of December 31, 2006, CLP Power Hong Kong and CAPCO together had a carrying value of Scheme of Control fixed assets of HK$73,156 million (US$9,407 million) which comprised primarily the generating facilities and transmission and distribution systems. This carrying amount was determined in accordance with the Scheme of Control provisions. Depreciation is based on the rates stipulated under the Scheme of Control Agreement which reflect the pattern in which the assets’ economic benefits are consumed.

The Scheme of Control stipulates the methodology in calculating the return of our electricity business in Hong Kong. The current Scheme of Control Agreement will expire on September 30, 2008. The HKSAR Government is in discussion with CLP Power Hong Kong and CAPCO regarding the post-2008 regulatory framework. The final post-2008 regulatory framework will be subject to negotiation and agreement between CLP Power Hong Kong, CAPCO and the HKSAR Government. Any modifications to the existing Scheme of Control following its expiry in 2008, however, may have an effect on our financial performance as they may affect the way we calculate our earnings from this business.

Revenue and trade receivables

Revenue primarily represents sales of electricity and gas, engineering and maintenance service fees, other electricity-related revenue such as temporary electricity supply works and reconnection fees. It is measured at the fair value of the consideration received or receivable, net of applicable tax, discounts and rebates.

Sales of electricity and gas are based on actual and accrued consumption derived from meter readings or the amount billed in accordance with terms of the contractual agreements where applicable during the year. Other revenue is recognized when services are rendered or sales are completed.

Lease service income comprises servicing income and fuel costs received from lessees with respect to the leased assets. Finance lease income represents the interest element of the lease receipts on lease receivables and lease income is recognized over the lease period using the effective interest method.

Contracts entered into for energy trading purposes are recorded on a mark-to-market basis with gains and losses recognized in earnings in the period in which such valuation changes occur.

Interest income is recognized on a time proportionate basis using the effective interest method.

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. Trade receivables in Hong Kong are due for settlement within two weeks and for overseas subsidiaries, the credit term ranges from about 12 to 60 days.

A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the provision is recognized in the income statement.

Scheme of Control related accounts

As stipulated in the Scheme of Control (SoC), the balance in the Development Fund shall represent a liability in the accounts of CLP Power and shall not accrue to the benefit of its shareholders save as provided for by the Scheme of Control. In addition, an interest charge of 8% per annum on the Development Fund balance is to be accrued to the Rate Reduction Reserve account. CLP Power also has the obligation to maintain the fuel clause account, which represents the difference between an agreed standard cost of fuel and the actual fuel costs.

We have re-assessed the classification of the Development Fund, the Rate Reduction Reserve and the fuel clause account. We consider that CLP Power is required under the SoC to discharge its obligations arising from the SoC upon the expiry of the SoC agreement such that these account balances meet the definition of a liability. As a result, we recognize, in accordance with the SoC agreement, income from sales of electricity as revenue except to the extent that the sales in a period give rise to liabilities. This classification is based on the existing SoC arrangement which expires in 2008. Should there be any change to the terms of the existing SoC, a reclassification may be required.

Asset impairment

Under both HKFRS and US GAAP, if a triggering event occurs indicating that the carrying amount of an asset may not be recoverable, an impairment assessment of that asset is required. Triggering events include significant adverse changes in the market value of an asset, legal factors and the business or regulatory environment. In addition, an entity shall review goodwill and indefinite-lived intangible assets for impairment annually at either the cash-generating unit level or groups of cash generating units under HKFRS. Goodwill is also subject to annual impairment tests under US GAAP.

Under HKFRS, the recoverable amount is the higher of an asset’s value-in-use (discounted present value of the asset’s expected future cash flows) and its fair value less costs to sell. An impairment loss is the amount by which the carrying amount of the asset exceeds its recoverable amount. Under US GAAP, an impairment loss is recognized only if the carrying amount of an asset exceeds the expected undiscounted future cash flows. An impairment loss is measured based on the fair value which is generally determined using valuation techniques such as discounted cash flows.

Under US GAAP, negative goodwill is first to be allocated pro rata to all acquired assets other than cash and cash equivalents, trade receivables, inventory, derivative financial instruments that are required to be carried on the balance sheet at fair value, assets to be disposed of by sale and deferred income tax assets. Any excess is to be recognized as an extraordinary gain in the period in which the business combination is initially recognized. Such allocation will affect the carrying value of long-lived, mostly depreciable, assets. Under HKFRS, negative goodwill is recognized in income statement immediately.

We review the carrying amounts of our long-lived assets, equity investments and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable or whenever it is required in accordance with relevant accounting standards. The interpretation of such triggering events requires judgment from Management with respect to the circumstances as to whether the events have occurred and whether assessment of the value of the assets is required. Judgment is also exercised to estimate the future cash flows and the useful lives of these assets as well as the discount rates to be used. In 2006, Management considered an impairment charge on the Yallourn Power Station, Australia was appropriate following an impairment assessment.

In view of the expiry of the current Scheme of Control Agreement on September 30, 2008, the HKSAR Government launched a two-stage public consultation on the future regulation of Hong Kong’s electricity business. The entire consultation closed on March 31,

2006. The HKSAR Government is in discussions with CLP Power and CAPCO regarding the post-2008 regulatory framework. The final post-2008 regulatory framework will be subject to negotiation and agreement between CLP Power Hong Kong, CAPCO and the HKSAR Government. We expect that, under the post-2008 framework, there will not be any impairment to the fixed and other assets employed for the Hong Kong electricity business. Should there be any major modification to the Scheme of Control following its expiration in 2008 in a manner which would be unfavorable to CLP Power Hong Kong and CAPCO, these fixed and other assets employed for the Hong Kong electricity business may be impaired. Management will continue to review the carrying amounts of these assets for impairment should there be events or changes in circumstances which indicate that the carrying amount of these assets may not be recoverable.

Non-consolidation of majority-owned joint ventures

Under HKFRS, consolidation is required if we have control over a company, i.e. the power to govern the financial and operating policies of the company. In cases where our ownership exceeds 50% but does not result in control, we account for the investment using the equity method. Under US GAAP, if we own more than a 50% interest in a company, we are presumed to control this company and consolidation will be required, unless the minority shareholder(s) can exercise substantive participating rights in the company. Also, with the adoption of FASB Interpretation No. 46 (revised) (“FIN 46R”), certain variable interest entities (VIE’s), are required to be consolidated by their primary beneficiary if the primary beneficiary is subject to a majority of the risk of losses from the VIE activities, or entitled to receive a majority of the VIE’s residual returns, or both. Details are further described below under “Variable Interest Entities”.

As of December 31, 2006, our effective interests in Guizhou CLP Power Company Limited and CLP Guangxi Fangchenggang Power Company Limited were both 70%. Under the joint venture agreements with respective parties, none of the concerned joint venture partners has unilateral control over the economic activity of the respective entity. Accordingly, our interests in these two entities are accounted for as jointly controlled entities under HKFRS. For US GAAP purposes, since the minority joint venture partners have substantive participating rights, our Management is of the view that non-consolidation of this joint venture is appropriate and hence there is no difference in treatment between HKFRS and US GAAP.

Estimated useful lives of fixed assets

A significant portion of our total assets consists of fixed assets, primarily generating plant, machinery and equipment, and buildings. For fixed assets employed for the electricity business in Hong Kong, their useful lives are prescribed in the SoC agreement. For fixed assets used for the non-SoC business, the useful lives are estimated at the time assets are acquired, after considering historical experience with similar assets, business developments and strategies, anticipated technological evolution and other economic and environmental conditions.

Actual economic lives may differ from our estimated useful lives. Periodic review of the circumstances or events mentioned above could result in a change in our depreciable lives and therefore our depreciation expense in future years.

Fair value estimation of derivative financial instruments

A derivative is initially recognized at fair value on the date a derivative contract is entered into and is subsequently remeasured at its fair value. The fair value of financial instruments traded in active markets (such as publicly traded derivatives) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

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

Deferred Taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax is also provided on temporary differences arising on investments in subsidiaries, jointly controlled entities and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. We have recognized deferred tax assets arising from tax losses and assets revaluations on acquisition of some of our businesses. Estimating the amount for deferred tax assets requires considerable judgment in determining the appropriate provisions for taxation, forecasting future years’ taxable income and anticipating the timing of utilizing the tax benefits through future earnings. Any significant changes in these assumptions and tax regulations can affect the deferred tax provisions in the period in which determination was made.

Lease accounting

Effective January 1, 2006, the Group has adopted HKFRS-Int 4 “Determining whether an Arrangement contains a Lease”, which prescribes that the determination of whether an arrangement is or contains a lease shall be based on the substance of the arrangement. It requires an assessment of whether the fulfillment of the arrangement is dependent on the use of specific assets and the arrangement conveys a right to use such assets. The adoption of HKFRS-Int 4 has resulted in certain contractual arrangements on electricity supply and power purchase of the Group’s subsidiaries and jointly controlled entities being accounted for as finance lease. To apply finance lease accounting, a number of assumptions in the lease models, such as minimum lease payments, implicit interest rates, residual values of the leased assets at the end of the lease periods and discount rates, have been made. Any changes to these assumptions in the future will affect the value of the leased assets and liabilities recognized and the corresponding lease income and expenses in the Group’s financial statements.

Under US GAAP, in May 2003, the Emerging Issues Task Force (EITF) reached consensus in EITF Issue No. 01-8 “Determining Whether an Arrangement Contains a Lease”, to provide criteria to determine whether an arrangement conveys the right to use property, plant and equipment under Statement of Financial Accounting Standard No. 13, “ Accounting for Leases”. The assessment of whether an arrangement is or contains a lease is substantially the same under both EITF 01-8 and HKFRS-Int 4. However, unlike HKFRS-Int 4 which requires a retrospective application, the transitional provisions of EITF 01-8 requires it to be applied prospectively to arrangements agreed to, modified, or acquired in business combinations after May 28, 2003. This results in a difference in the treatment of arrangements initiated, modified or acquired in reporting periods beginning before May 28, 2003. As our lease arrangements were executed before this date, lease accounting is not applicable under US GAAP. As a result, the lease accounting effects recognized under HK GAAP have been reversed for reporting under US GAAP.

Variable interest entities

Under US GAAP, FIN 46R requires certain VIE’s to be consolidated by their primary beneficiary. The primary beneficiary is the party that is subject to a majority of the risk of losses from the VIE activities, or entitled to receive a majority of the VIE’s residual returns, or both. An entity is subject to FIN 46R and is considered to be a VIE if it has (1) equity that is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity’s operations, or that do not absorb the expected losses or receive the expected returns of the entity, or (3) equity investors have voting rights that are not proportional to their obligations to absorb the expected losses or to receive the expected returns of the entity, and substantially all of the entity’s activities are conducted on behalf of an investor that has disproportionately few voting rights.

We have adopted FIN 46R since 2004 and carried out assessment on our interest in CAPCO and other jointly controlled entities under the provisions of FIN 46R.

The Electricity Supply Contract between CLP Power, ExxonMobil and CAPCO stipulates that if the actual profit for the SoC business, when added to the amount available for transfer from the development fund, is less than the permitted return, the share of any deficit to be borne by CAPCO is limited to 20%. The remaining 80% is to be borne by CLP Power as the other party to the SoC Agreement. The shareholders of CAPCO, in their capacities as shareholders, are therefore sheltered from the losses of the company and, as such, CAPCO does meet the definition of a VIE as any shortfall in the expected return, which is deemed to be the permitted return, would be borne by CLP Power, and consequently, CLP Power is considered to be the primary beneficiary of CAPCO. The Group is therefore required to consolidate CAPCO in the US GAAP financial statements. This does not have any impact on net income or shareholders’ funds, as CAPCO was previously accounted for using the equity method, but does result in the requirement to disclose a summary income statement and balance sheet prepared under US GAAP. Under HKFRS, our investment in CAPCO is accounted for using the equity method. Our relationship with CAPCO is more fully described in “Item 4. Information on the Company — B. Business Overview — Relationship with CAPCO” above.

The Group has consolidated CAPCO in the US GAAP consolidated financial statements at December 31, 2006 in accordance with the provisions of FIN 46R. The income statement and balance sheet of the Group under HKFRS and those prepared under US GAAP, including the consolidation of CAPCO and other US GAAP adjustments shown on F-64 to F-65 of our financial statements set forth in “Item 17. Financial Statements” in 2006, are presented below:

	Hong Kong GAAP	US GAAP	US GAAP
	2006	2006	2006
	HK$M	HK$M	US$M

Revenue(1)	45,702	45,590	5,862
Expenses	(33,590)	(30,944)	(3,979)

	12,112	14,646	1,883
Other income, net	55	(806)	(103)

Operating profit	12,167	13,840	1,780
Net finance costs(1)	(4,624)	(1,631)	(210)
Share of results, net of income tax jointly controlled entities	2,936	1,504	193
associated companies	114	114	15

Profit before income tax	10,593	13,827	1,778
Income tax expense	(683)	(1,812)	(233)

Profit for the year	9,910	12,015	1,545
Transfers under Scheme of Control(1)	-	(63)	(8)

	9,910	11,952	1,537
Earnings attributable to non-controlling interest	(10)	(2,185)	(281)

Net earnings	9,900	9,767	1,256

	Hong Kong GAAP	US GAAP	US GAAP
	2006	2006	2006
	HK$M	HK$M	US$M

Current assets	12,316	11,818	1,519
Fixed assets	83,418	86,533	11,127
Leasehold land and land use rights	2,235	3,897	501
Goodwill and other intangible assets	7,326	7,412	953
Interests in jointly controlled entities	19,173	11,847	1,523
associated companies	8	8	1
Deferred tax assets	3,305	2,996	385
Other non-current assets	3,310	1,994	257

Total assets	131,091	126,505	16,266

Current liabilities(2)	10,781	11,130	1,431
Bank loans and other borrowings	30,278	36,287	4,666
Obligations under finance leases	22,810	-	-
Deferred tax liabilities	6,054	8,722	1,122
SoC reserve accounts	3,346	3,346	430
Other non-current liabilities	1,906	1,963	252
Shareholders’ funds	55,838	54,597	7,020
Non-controlling interest	78	10,460	1,345

Total liabilities and shareholders’ funds	131,091	126,505	16,266

________________

(1)	Under HKFRS, the transfers from/to Development Fund and special provision account are adjustments to revenue, and the transfer to Rate Reduction Reserve is part of the finance costs. Whereas under US GAAP, the transfer from/to Development Fund, transfer from special provision account and transfer to Rate Reduction Reserve are considered adjustments under regulatory requirements and hence could be presented separately in the consolidated income statement.

(2)	Current liabilities exclude the current portion of bank loans and other borrowings, and obligations under finance leases.

New Accounting Pronouncements

FIN 48 and FSP FIN 48-1

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”. FIN 48 was issued to clarify the accounting for uncertainty in income tax position taken or expected to be taken in the tax return. Under FIN 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position and assuming the tax authorities have the full knowledge of all relevant information. In May 2007, the FASB published FSP FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48”, to clarify how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Group will adopt FIN 48 and FSP FIN 48-1 for the year beginning January 1, 2007. The Group is currently evaluating the potential impact that the adoption of FIN 48 and FSP FIN 48-1 will have on its consolidated financial statements.

A.  OPERATING RESULTS

OVERVIEW

The Group’s operating earnings for 2006 were HK$9,856 million (US$1,267 million), a 7.7% increase from our results for the previous year. Total earnings, including Hok Un redevelopment profit, amounted to HK$9,900 million (US$1,273 million) and were 13.3% below 2005 earnings, which included a tax consolidation benefit of HK$2,004 million from the Australian business. While earnings from our SoC business maintained a modest increase, earnings from other investments/activities recorded an increase of 26.2% to HK$3,017 million (US$388 million), primarily due to the growing contribution from our electricity business in India, and the one-off gains arising on formation of OneEnergy and on transfer of BLCP to EGCO, partly offset by impairment of fixed assets in Yallourn.

Our total operating earnings in 2005 were HK$9,149 million, an increase of 9.5% as compared to HK$8,356 million in 2004. Earnings from our SoC business grew 3.8% to HK$7,047 million, reflecting a stable earnings growth in our electricity business in Hong Kong. Earnings from other investments/activities increased from HK$1,786 million in 2004 to HK$2,391 million in 2005, primarily arising from overseas power project investments in the Chinese mainland and other countries in Asia, and the consolidation of the seven-month financial results of our Australian business after the acquisition of the Merchant Energy Business (MEB) in May 2005. Total earnings for 2005 increased by 30.8% to HK$11,420 million, mainly contributed by the one-time tax consolidation benefit from Australia amounting to HK$2,004 million.

Changes in the line items of financial statements from year to year are described below.

Year ended December 31, 2006 compared to year ended December 31, 2005

The Group’s revenue rose by 18.7% to HK$45,702 million (US$5,876 million) over the course of the year. The increase in revenue and expenses was mainly attributable to the full year effect of consolidating the financial results of the MEB in Australia since its acquisition in May 2005. Apart from this, our revenue and expenses have been stable as compared with 2005. Our electricity business in Hong Kong remains the largest component of the Group’s revenue and expenses. Our final 312.5MW generating unit at Black Point Power Station (Unit 8) was declared available for commercial operation in May 2006, adding an additional combined cycle generating unit to our generating portfolio. Export sales to the Chinese mainland remained strong, reaching 4,528GWh in 2006 and represented our largest sales volume to the Chinese mainland in any one year since 1996.

Total operating expenses increased to HK$33,590 million (US$4,319 million) in 2006 from HK$26,905 million in 2005, an increase of 24.8%. The main reasons for this increase were:

•	The full 12 months of purchases for supply of electricity and gas to the customers in Australia, whilst it only reflected seven months for 2005.
•	Increase of staff expenses by HK$307 million (US$39 million) to HK$1,812 million (US$233 million), mainly due to the full year effect of incorporating the MEB.
•

Increase in fuel and other operating costs by HK$1,612 million (US$207 million) to HK$5,710 million (US$734 million), mainly attributable to the inclusion of a full 12 months of costs for the MEB versus seven months included in 2005.

•

Increase in depreciation and amortization charges by HK$609 million (US$78 million) to HK$4,968 million (US$639 million), mainly due to the addition of assets to the transmission and distribution network of CLP Power Hong Kong and the effect of new units commissioned at Black Point Power Station.

In 2006, we recorded a one-off net other income of HK$55 million (US$7 million), before income tax. This represents the one-off gain of HK$343 million (US$44 million) from the formation of OneEnergy and of HK$888 million (US$114 million) from the sale of CLP’s interest in BLCP to EGCO, net of an impairment charge of HK$1,176 million (US$151 million) of the fixed assets at Yallourn Power Station, Australia.

Finance costs increased HK$317 million (US$41 million) on higher borrowings to finance capital investments in Hong Kong and overseas power projects.

Share of results of jointly controlled entities, net of income tax, was slightly decreased by HK$246 million (US$32 million) as a result of the reduced contribution from Hok Un redevelopment since most of the units were sold in previous years. The changes in results from other jointly controlled entities have been mixed and relatively small.

Income tax expense was HK$683 million (US$88 million) in 2006, whilst there was an income tax credit of HK$845 million (US$109 million) last year. The change is mainly related to a tax consolidation benefit from Australia of HK$2,004 million in 2005 together with the tax effect of the impairment loss on Yallourn Power Station recognized in 2006. Last year’s tax consolidation benefit arose from the formation of a tax consolidated group in Australia with the tax cost base of certain depreciable assets being reset.

Our earnings per share of common stock decreased by 13.3% to HK$4.11 (US$0.53) in 2006 from HK$4.74 in 2005 as a result of a decrease in total earnings for the year.

In 2006 we paid interim dividends of HK$1.50 (US$0.19) per share of common stock and declared a final dividend of HK$0.89 (US$0.11) per share and a special final dividend of HK$0.02 (nil) per share. In 2005 we paid interim dividends of HK$1.44 per share of common stock, a final dividend of HK$0.83 per share and a special final dividend of HK$0.11 per share.

Year ended December 31, 2005 compared to year ended December 31, 2004

Our revenue in 2005 increased to HK$38,491 million from HK$30,649 million in 2004, representing a rise of 25.6%. The revenue mainly comprised electricity sales in Hong Kong which, amounting to HK$28,303 million, increased by 5.9% from 2004 on account of higher unit sales and a fuel clause adjustment as a result of higher composite fuel price. The revenue also incorporated the seven-month results of the MEB, which contributed to the significant increase in revenue from our Australian business from HK$2,000 million to HK$8,045 million between 2004 and 2005. Sales to the Chinese mainland increased to HK$1,966 million in 2005 from

HK$1,371 million in 2004. Total export sales remained high in 2005 (4,497GWh) as a result of the persistent power shortage in Guangdong, which could reduce as new generating capacities are built and commissioned in Southern China.

Total operating expenses increased to HK$26,905 million in 2005 from HK$19,932 million in 2004, an increase of 35.0%. The main reasons for this increase were:

•

Purchases of electricity, gas and distribution services in 2005 amounted to HK$9,880 million, an increase of 92.5% from HK$5,132 million in 2004, mostly due to the incorporation of the MEB’s seven-months of operations.

•	Staff expenses of HK$1,505 million in 2005, an increase of 17.2% from HK$1,284 million in 2004, mainly due to the effect of incorporating the MEB.
•

Increase in fuel and other operating costs to HK$4,098 million in 2005 from HK$3,181 million in 2004 was mainly attributable to additional fuel and operating costs after the consolidation of the MEB and the Huaiji hydro power project.

•

A 14.5% increase in depreciation and amortization charges to HK$4,359 million in 2005 from HK$3,806 million in 2004 due to the consolidation of the seven-month financial results of the MEB, as well as higher depreciation and amortization charged by our operations in Hong Kong and other countries.

We recorded an operating profit of HK$11,586 million in 2005, an increase of 6.0% from HK$10,931 million in 2004. Operating profit as a percentage of revenue decreased from 35.7% in 2004 to 30.1% in 2005, mainly due to higher purchases of electricity.

Finance costs in 2005 were HK$4,445 million, an increase of HK$362 million from HK$4,083 million in 2004, mainly due to increased borrowings for financing the acquisition of the MEB and capital investments in Hong Kong. Finance income in 2005 was HK$124 million, an increase of 96.8% from HK$63 million, mainly due to the increase in interest income from TRUenergy and GPEC. While there was an increase in total interest and finance charges in 2005, a similar capitalization amount was allowed, resulting in a net increase in operating finance costs in 2005.

Our share of profits less losses (after tax) from jointly controlled entities and associated companies in 2005 was HK$3,309 million, 5.0% higher than in 2004. The contributions of our major investments were as follows:

•	CAPCO contributed HK$1,469 million, which was similar to the result in 2004.
•

Earnings from generating facilities in the Chinese mainland serving Hong Kong, i.e., Guangdong Nuclear Power Joint Venture Company Limited and Hong Kong Pumped Storage Development Company, Limited, were HK$760 million, an increase of HK$33 million resulting from higher generation from Guangdong Nuclear Power Joint Venture Company Limited from 2004.

•

Contributions from other investments in the Chinese mainland amounted to HK$342 million in 2005, an increase of 19.2% from 2004. This mainly arose from the significant increase of earnings for Shandong; in 2004, for it had a lower profit as a result of the one-off hedging breakage costs and write-off of the previously capitalized loan arrangement fee.

•	Contributions from power projects in Southeast Asia and Taiwan amounted to HK$409 million, a decrease of 8.3% from 2004.
•

The 2005 profit also includes our share of earnings arising from the sale of 42 residential units and 18 car parking spaces, totaling HK$267 million (2004: 57 residential units and 86 car parking spaces were sold).

Current and deferred income tax decreased by HK$175 million to HK$1,159 million, mainly due to the release of dividend tax provision for GPEC which is no longer required and a tax credit for tax losses incurred in Australia. In addition, our Australian business recognized a one-off tax consolidation benefit of HK$2,004 million in 2005, arising from the resetting of the tax basis of

Yallourn’s assets upon formation of a tax-consolidated group that resulted in extra tax depreciation allowance/deductions available against future taxable income.

Our total earnings increased by 30.8% to HK$11,420 million in 2005 from HK$8,729 million in 2004. Our earnings per share of common stock increased correspondingly to HK$4.74 in 2005 from HK$3.62 in 2004 as a result of an increase in total earnings for the year.

In 2005 we paid interim dividends of HK$1.44 per share of common stock, a final dividend of HK$0.83 per share and a special final dividend of HK$0.11 per share. In 2004 we paid interim dividends of HK$1.35 per share of common stock, a final dividend of HK$0.73 per share and a special final dividend of HK$0.15 per share.

US GAAP RECONCILIATION

Our financial statements are prepared in accordance with HKFRS. This accounting practice differs in certain material respects from US GAAP. The following table sets out a comparison of our net earnings, or net income, and shareholders’ funds, or shareholders’ equity, in accordance with HKFRS and US GAAP.

	For the year ended December 31,
	2004	2005	2006	2006
	HK$M	HK$M	HK$M	US$M
Net Income in accordance with
HKFRS	8,729	11,420	9,900	1,273
US GAAP	9,293	11,547	9,767	1,256

Shareholders’ Equity in accordance with
HKFRS	44,643	50,629	55,838	7,180
US GAAP	44,052	49,138	54,597	7,020

________________

See also “Item 17. Financial Statements” in this annual report for the significant differences between HKFRS and US GAAP.

B.  LIQUIDITY AND CAPITAL RESOURCES

SOURCES OF LIQUIDITY

We finance our operations and business expansions, in particular the capital expenditure programs of CLP Power Hong Kong and CAPCO and strategic investments in Australia, India, the Chinese mainland and other countries in Southeast Asia, using cash flow generated from operations, bank loans and debt securities. Our cash flow generated from operations, especially from our Hong Kong electricity business, has been and is expected to continue to be our principal source of liquidity. In our opinion, our working capital is sufficient for present requirements. We expect that customer demand for our electricity will remain stable and may increase as the economy grows. We do not believe our customer demand in the near future is likely to be negatively affected by rapid technological changes.

At December 31, 2006, we had liquid funds of HK$1,613 million (US$207 million), as compared to HK$2,041 million at December 31, 2005. About 91% of our liquid funds was denominated in foreign currency and mainly held by GPEC and TRUenergy and deposited with highly-rated international or local banks, with the remainder held in Hong Kong dollars. Pursuant to the requirements of a Trust and Retention Account Agreement between GPEC and its project financiers, GPEC has deposited receipts amounting to HK$510 million (US$66 million) from its off-taker, GUVNL, into various trust accounts for fuel, operating, major maintenance expenses and debt service payments.

Net cash provided by operating activities in 2006 amounted to HK$11,472 million (US$1,475 million), mostly from our electricity business in Hong Kong. In the absence of a major acquisition, the net cash used in investing activities reduced by HK$11,149 million (US$1,434 million) as compared with 2005. Mainly, this reflects capital expenditure of HK$4,554 million (US$586 million) related to our Hong Kong electricity business, and HK$846 million (US$109 million) contributed to new power projects through our jointly controlled entities. These outflows were partially offset by dividends received from our jointly controlled entities. This year, the Group has a net cash outflow from its financing activities, as opposed to a net inflow last year, as fewer loans were raised in the current year. With the adoption of HKFRS-Int 4, part of the electricity payments from CLP Power Hong Kong to CAPCO have been classified as settlements of finance lease obligations.

We adopt a prudent approach to all our financial arrangements, while at the same time aiming to achieve cost efficient funding. In 2006, CLP Power Hong Kong arranged HK$1.5 billion (US$193 million) of new credit facilities in the form of bond issuances and bank loan facilities. In January 2006, through its wholly-owned subsidiary CLP Power Hong Kong Financing Limited, CLP Power Hong Kong issued HK$1 billion (US$129 million) fixed rate notes due in 2016 with a coupon rate of 4.75%. This issue was made under the Medium Term Note (MTN) Program set up by CLP Power Hong Kong Financing Limited in 2002. Under the MTN Program, notes in an aggregate amount of up to US$1.5 billion may be issued and will be unconditionally and irrevocably guaranteed by CLP Power Hong Kong. As at December 31, 2006, notes with a nominal value of about HK$6,340 million (US$815 million) were issued under the MTN Program. In addition, a bank loan of HK$0.5 billion (US$64 million) was drawn down at an attractive interest rate margin during the year.

In January 2007, CLP Power Hong Kong issued another tranche of HK$1 billion (US$129 million) fixed rate notes due in 2017 with a coupon rate at 4.38%.

Credit rating

All ratings of the Group’s major entities are at investment grade which can facilitate and enhance our position in local and overseas business activities, including fund raising, investment and new business opportunities. The credit ratings of major companies within the Group as at May 31, 2007 are summarized below.

	CLP Holdings		CLP Power Hong Kong		CLP Australia Holdings	The HKSAR Government

	S&P	Moody’s	S&P	Moody’s	S&P	S&P	Moody’s
Long-term rating
Foreign currency	A	A1	A+	Aa3	A-	AA	Aa3
Outlook	Stable	Stable	Stable	Stable	Watch Negative	Stable	Positive

Local currency	A	A1	A+	Aa3	A-	AA	Aa3
Outlook	Stable	Stable	Stable	Stable	Watch Negative	Stable	Positive

Short-term rating
Foreign currency	A-1	P-1	A-1	P-1	-	A-1+	P-1
Local currency	A-1	-	A-1	-	-	A-1+	-

Credit facilities

As of December 31, 2006, the total credit facilities, excluding the commercial paper facility mentioned below, available to us were HK$42,523 million (US$5,468 million). CLP Power Hong Kong established a US dollar denominated commercial paper program in the amount of US$500 million in 1996, which we have not utilized since March 1998. We did not and do not plan to rely on this commercial paper facility for our liquidity. The table below sets forth the committed and uncommitted credit facilities and the periods of maturity of these credit facilities available to us as of December 31, 2006.

	Maturity by Period
Credit Facilities – CLP Group	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in HK$ millions)
Committed credit facilities	38,501	4,753	16,303	6,299	11,146
Uncommitted credit facilities	4,022	3,603	-	-	419

Total	42,523	8,356	16,303	6,299	11,565

As of December 31, 2006, the total credit facilities available to CAPCO were HK$7,075 million (US$910 million). The table below sets forth the committed and uncommitted credit facilities and the periods of maturity of these credit facilities available to CAPCO as of December 31, 2006.

	Maturity by Period
Credit Facilities – CAPCO	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in HK$ millions)
Committed credit facilities	6,009	2,315	1,952	1,244	498
Uncommitted credit facilities	1,066	1,066	-	-	-

Total	7,075	3,381	1,952	1,244	498

Credit Facilities – CLP Group and CAPCO	49,598	11,737	18,255	7,543	12,063

The sources of credit facilities available to us, as well as those to us and CAPCO combined, are as follows:

	CLP Group	CLP Group and CAPCO
	%	%
Export Credits	-	1
Private Placement(1)	-	0
Term Loans	61	61
Medium Term Notes due 2012 to 2016	25	22
Money Market Line (including bank overdraft)	14	16

	100	100

________________

(1)	Less than 1% of credit facilities for CLP Group and CAPCO are sourced from Private Placement.

The uncommitted credit facilities available to us and CAPCO comprised short-term money market lines and overdraft facilities. The financial market stability and individual banks’ funding position may affect the availability of these uncommitted short-term credit facilities. However, we adopt a prudent approach in determining the appropriate mix of committed and uncommitted facilities and solicit our facilities from a pool of strong credit-based financial institutions.

Borrowings

Out of the total HK$42,523 million (US$5,468 million) credit facilities available to us, HK$30,278 million (US$3,893 million) were drawn down at December 31, 2006. Our borrowings with maturities of less than one year amounted to HK$4,264 million (US$548 million). Those with maturities of between one to five years and of longer than five years amounted to HK$14,901 million (US$1,916 million) and HK$11,113 million (US$1,429 million), respectively. The undrawn credit facilities are part of our source of liquidity for financing our operations and continuous business expansion.

For CAPCO, out of the total HK$7,075 million (US$910 million) credit facilities available, HK$6,343 million (US$816 million) were drawn down at December 31, 2006. CAPCO’s borrowings with maturities of less than one year amounted to HK$2,649 million (US$341 million). CAPCO’s borrowings with maturities of between one to five years and of longer than five years amounted to HK$3,196 million (US$411 million) and HK$498 million (US$64 million), respectively.

The type, interest rate, maturity and currency profile of our borrowings, as at December 31, 2006, as well as those for us and CAPCO combined, are summarized in the following tables:

	CLP Group	CLP Group and CAPCO
	%	%
Loan Balance in Percentage
Export Credits	-	2
Private Placement(1)	-	0
Term Loans	59	60
Medium Term Notes due 2012 to 2016	35	29
Money Market Line (including bank overdraft)	6	9

	100	100

Interest Rate Base in Percentage
Floating Rate	52	47
Fixed Rate	48	53

	100	100

Maturity in Percentage
Less than 1 year	14	19
1-3 years	13	16
4-5 years	36	33
After 5 years	37	32

	100	100

Currency in Percentage (2)
HK Dollar Loans	51	56
Foreign Currency Loans (Hedged into HK Dollar)	8	10
INR Loans	4	3
AUD Loans	36	30
RMB Loan	1	1

	100	100

________________

(1)	Less than 1% of credit facilities for CLP Group and CAPCO are sourced from Private Placements.
(2)	The Australian dollar loans were drawn by CLP Australia Finance for our Australian business whereas the loans in Indian Rupees were drawn by GPEC. Loan in Renminbi was drawn for a China project.

The weighted average interest rate for total borrowings for us and CAPCO were 5.33% and 5.01%, respectively, for 2006, as compared to 5.21% and 4.72%, respectively, for 2005. These borrowing costs are affected by the changes in our financial strength, credit rating and economic and political conditions.

Our ratio of total debt to total capitalization, that is, total debt divided by the sum of total debt and shareholders’ funds was 35.1% at December 31, 2006, as compared to 36.7% at December 31, 2005.

We and our subsidiaries and affiliates, which are parties to our respective credit facilities, are required to comply with certain financial ratios and covenants. In particular, under certain loan agreements entered into by CAPCO, by which CAPCO is required to maintain the ratio of its borrowings to shareholders’ funds at not more than 150.0%. At December 31, 2006, CAPCO’s ratio of borrowings to shareholders’ funds was 29.6%. Under some of our loan agreements, committed or uncommitted, a material adverse change in our business could give rise to the acceleration of our repayment obligations and/or cancellation of available commitments. Under the current outlook, we do not expect any material adverse change in our business and believe we will be able to comply with the financial covenants.

Derivative financial instruments for hedging

We have, from time to time, entered into forward foreign exchange contracts and currency swaps to hedge our foreign currency exposure arising from loan repayment and interest payment obligations, purchase of goods and services, fuel related payments and overseas investment activities. We use interest rate swaps to manage our interest rate risk within a preferred interest rate mix. These derivative financial instruments are used with an objective to minimize the impact of exchange rate and interest rate fluctuations on earnings and tariff. TRUenergy has also entered into electricity contracts to help reduce the impact on earnings of the volatility of electricity prices. Other than certain electricity trading activities, details of which are shown in “Item 11. Quantitative and Qualitative Disclosures about Market Risk”, we employ these derivative financial instruments solely for hedging purposes.

As of December 31, 2006, our outstanding forward foreign exchange contracts, cross currency and interest rate swaps, interest rate swaps, Renewable Energy Certificates/NSW Greenhouse Gas Abatement Certificates, energy hedging and trading swaps and options had a total notional amount of HK$76,428 million (US$9,827 million).

The outstanding balance of CAPCO’s derivative financial instruments was a notional amount of HK$3,562 million (US$458 million) as of December 31, 2006, all of which are interest rate swaps.

The types of derivative financial instruments as of December 31, 2006 are as follows:

	CLP Group	CLP Group and CAPCO
	%	%
Types of derivative financial instruments
Forward Foreign Exchange Contracts	55	52
Interest Rate Swaps	16	20
Cross Currency and Interest Rate Swap	3	3
Renewable Energy Certificates/NSW Greenhouse Gas Abatement Certificates	0	0
Energy Hedging & Trading Swap Contracts	25	24
Energy Hedging & Trading Caps & Options	1	1

	100	100

The fair value of our Group’s derivative financial instruments as of December 31, 2006 was a deficit of HK$464 million (US$60 million), which represents the net amount we would pay if these outstanding derivative financial instruments were closed out on December 31, 2006.

As of December 31, 2006 the fair value of CAPCO’s derivative financial instruments was at a deficit of HK$17 million (US$2 million), which represents the net amount CAPCO would pay if these contracts were closed out on December 31, 2006.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

CLPRI was set up with the mission to strengthen our innovation capabilities with the intent of increasing the economic, social and environmental value of our products, services and businesses in the communities we serve.

These activities are principally conducted in the form of trend monitoring, research concept development, project sponsorship and collaboration, and knowledge sharing throughout the CLP Group. Our current research topics focus on innovative customer supply, renewable energy and emerging energy issues such as equipment health monitoring technologies, air quality, climate change and corporate governance.

In addition to the activities conducted by CLPRI, other CLP business units also sponsor a number of research and development projects that have potential for application in the near term. The amounts incurred for research activities have been immaterial to our business operations. In addition, patents and licenses are immaterial to our business operations.

D.  TREND INFORMATION

Please see “— A. Operating Results” above for a discussion of the most significant recent trends in our operations, sales and revenues since the end of 2006. In addition, please refer to discussions included in that Item regarding known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations in effect as of December 31, 2006.

	Payments Due by Period
Contractual Obligations – CLP Group	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in HK$ millions)

Long-term debt obligations(1)	28,480	2,466	3,854	11,047	11,113
Finance lease obligations(2)	22,810	1,945	3,548	3,148	14,169
Operating lease obligations(3)	12,591	703	1,330	1,239	9,319
Purchase obligations(4)	79,998	12,845	15,855	13,384	37,914

Total	143,879	17,959	24,587	28,818	72,515

______________

(1)	See Note 27 to our financial statements included in “Item 17. Financial Statements” in this annual report.
(2)

The finance lease obligations represented predominately the commitments in relation to CAPCO’s operational generating plants and associated assets for the generation of electricity supply under the Electricity Supply Contract between CLP Power Hong Kong and CAPCO. See Note 28 to our financial statements included in “Item 17. Financial Statements” in this annual report.

(3)

Amount mainly represented the operating leases element of the Electricity Supply Contract between CLP Power Hong Kong and CAPCO. See Note 35 to our financial statements included in “Item 17. Financial Statements” in this annual report.

(4)

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

Also set out below are the aggregate amounts of contractual obligations of CAPCO as of December 31, 2006:

	Payments Due by Period
Contractual Obligations – CAPCO	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in HK$ millions)

Long-term debt obligations	5,009	1,315	1,952	1,244	498
Purchase obligations(1)	23,625	3,230	4,762	4,786	10,847

Total	28,634	4,545	6,714	6,030	11,345

______________

(1)	Amount includes the obligations on fuel-related payments.

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

Under our Articles of Association, our business is managed under the direction of the Board of Directors (the Board). Our Chief Executive Officer represents us and administers our day-to-day business in all matters not specifically designated as the responsibilities of the Board of Directors.

The presence of three Board members at a Board meeting constitutes a voting quorum and resolutions can be passed by a majority of the Board members then present. The Board met five times in 2006.

The following table shows information regarding all of our Directors and Executive Officers as of May 31, 2007.

Name	Age	Position	Year Appointed to Current Title	Year Appointed as Director of our Company

BOARD OF DIRECTORS

Non-executive Directors

The Hon. Sir Michael Kadoorie	65	Chairman	1997	1997
W. E. Mocatta	54	Vice Chairman	1999	1997
J. S. Dickson Leach	61	Director	1997	1997
R. J. McAulay	71	Director	1997	1997
J. A. H. Leigh	53	Director	1997	1997
R. Bischof	65	Director	1997	1997
I. D. Boyce	62	Director	1999	1999
P. C. Tan	60	Director	2003	2003
Jason Whittle	39	Director	2006	2006
Y. B. Lee(1)	60	Director	2007	2003

Independent Non-executive Directors

The Hon. Sir S. Y. Chung	89	Director	1997	1997
William K. Fung	58	Director	1997	1997
V. F. Moore	60	Director	2002	1997
Hansen C. H. Loh	69	Director	2000	2000
Paul M. L. Kan	60	Director	2001	2001
Judy Tsui Lam Sin Lai	52	Director	2005	2005
Sir Roderick Ian Eddington	57	Director	2006	2006
Peter T. C. Lee(2)	53	Director	2007	2007

Chief Executive Officer

Andrew Brandler	51	Chief Executive Officer	2000	2000

Name	Age	Position	Year Appointed to Current Title	Year Appointed as Director of our Company

Executive Directors

Peter P. W. Tse	56	Group Executive Director & Chief Financial Officer	2000	2000
Peter W. Greenwood(3)	50	Executive Director	2007	2007

Alternate Director

Bradley W. Corson (Alternate to P. C. Tan)	45	Chairman, ExxonMobil Energy Limited	2004	2004

Executive Officers

Andrew Brandler	51	Chief Executive Officer	2000	2000
Peter P. W. Tse	56	Group Executive Director & Chief Financial Officer	2000	2000
Peter W. Greenwood	50	Executive Director - Strategy	2007	2007
Betty Yuen	49	Group Director – Managing Director Hong Kong	2002	–
Richard McIndoe	42	Group Director – Managing Director Australia	2006	–
Shen Zhongmin	44	Managing Director – China	2006	–
Rajiv Mishra	41	Managing Director – India	2005	–
Mark Takahashi	48	Chief Executive Officer – OneEnergy Limited	2006	–
Peter A. Littlewood	56	Group Director – Operations	2005	–
Stefan Robertsson	42	Group Director – Corporate Finance and Development	2006	–

(1)	Dr. Y. B. Lee retired as an Executive Director on January 31 2007 and was redesignated as a Non-executive Director with effect from February 1, 2007.
(2)	Mr. Peter T. C. Lee was appointed as an Independent Non-executive Director with effect from March 1, 2007.
(3)	Mr. Peter W. Greenwood was appointed as an Executive Director with effect from March 1, 2007.

At the Annual General Meeting each year, one-third of the Directors for the time being or, if the number is not a multiple of three, the number nearest to but greater than one-third (who have been longest in office since their last election or appointment) shall retire and are eligible for re-election in accordance with our Articles of Association.

Messrs. Jason Whittle, Peter T. C. Lee and Peter W. Greenwood, being new Directors appointed by the Board, retired at the Annual General Meeting held on April 24, 2007 in accordance with Article 109 of the Company’s Articles of Association and, being eligible, were elected as our Directors.

In accordance with Article 103 of our Articles of Association, Messrs. V. F. Moore, R. Bischof, Hansen Loh, W. E. Mocatta, Peter P. W. Tse and Andrew Brandler retired by rotation and, being eligible, were re-elected as our Directors at our Annual General Meeting held on April 24, 2007.

NON-EXECUTIVE DIRECTORS

The Hon. Sir Michael Kadoorie, GBS, LLD (Hon.)

The Hon. Sir Michael Kadoorie is a recipient of the Gold Bauhinia Star from the Government of the HKSAR and an Officier de la Légion d’Honneur, Commandeur de l’Ordre de Léopold II and Commandeur de l’Ordre des Arts et des Lettres. He is the Chairman of The Hongkong and Shanghai Hotels, Ltd., Heliservices (Hong Kong) Ltd. and CLP Research Institute Ltd., a Director of Sir Elly Kadoorie & Sons Ltd., an Independent Non-executive Director of Hutchison Whampoa Ltd. as well as an Alternate Director of Hong Kong Aircraft Engineering Company Limited. He is the brother-in-law of a fellow Director, Mr. R. J. McAulay. Since 1967, The Hon. Sir Michael Kadoorie had served on the Board of China Light & Power Company, Ltd., the holding company of the CLP Group prior to our Group reorganization in 1998.

W. E. Mocatta, FCA

Mr. Mocatta is a Fellow of The Institute of Chartered Accountants in England and Wales. He is an Executive Director of Sir Elly Kadoorie & Sons Ltd. He is the Chairman of CLP Power Hong Kong Ltd., CLP Properties Ltd. and Kar Ho Development Co. Ltd. and Deputy Chairman of Hong Kong Pumped Storage Development Co., Ltd. He is also an Alternate Director of Hutchison Whampoa Ltd., as well as a Director of The Hongkong and Shanghai Hotels, Ltd. and other companies in Hong Kong. Since 1993, Mr. Mocatta had been a Director of China Light & Power Company, Ltd., the holding company of the CLP Group prior to our Group reorganization in 1998.

J. S. Dickson Leach, MBA, FCA

Mr. Dickson Leach holds an MBA degree from Columbia University and is a Fellow of The Institute of Chartered Accountants in England and Wales. He is an Independent Non-executive Director of Hong Kong Aircraft Engineering Co. Ltd. and a Director of China Construction Bank (Asia) Corporation Ltd. Since 1978, Mr. Dickson Leach had been a Director of China Light & Power Company, Ltd., the holding company of the CLP Group prior to our Group reorganization in 1998.

R. J. McAulay, MA, CA

Mr. McAulay holds an MA degree from the University of Glasgow and is a Member of The Institute of Chartered Accountants in Scotland. He is the brother-in-law of The Hon. Sir Michael Kadoorie, our Chairman. Mr. McAulay is a Director of Sir Elly Kadoorie & Sons Ltd. and a Non-executive Director of The Hongkong and Shanghai Hotels, Ltd. He is a trustee or council member of a number of commercial, artistic or charitable organizations, in Hong Kong and elsewhere. Since 1968, Mr. McAulay had served on the Board of China Light & Power Company, Ltd., the holding company of the CLP Group prior to our Group reorganization in 1998.

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

I. D. Boyce, FCA

A chartered accountant from the United Kingdom, Mr. Boyce spent 18 years with the Warburg group, six years of which were as Managing Director of East Asia Warburg in Hong Kong. Mr. Boyce was Managing Director (Vice Chairman from April 1998) of Schroders Asia before joining Sir Elly Kadoorie & Sons Ltd. in 1999, of which he became Chairman in April 2006. Mr. Boyce is also the Deputy Chairman of The Hongkong and Shanghai Hotels, Ltd. and a Non-executive Director of Tai Ping Carpets International Ltd.

P. C. Tan, BSc, MBA

Mr. Tan is the Chairman of ExxonMobil China Investment Co., Ltd. and ExxonMobil Hong Kong Ltd. with oversight responsibility for ExxonMobil’s businesses in the Chinese mainland and Hong Kong. Mr. Tan graduated from the University of Singapore as a Bachelor of Science (Applied Chemistry) and has an MBA degree from New York University. He joined Mobil Oil in Singapore in 1970 and worked in Singapore, the United States and Australia. Prior to his present assignment, Mr. Tan was head of ExxonMobil’s Corporate Planning Department located in Dallas.

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

Y. B. Lee, BSc, MSc, PhD, DIC, C.Eng., MIEE, FHKIE

Dr. Lee holds a BSc degree in Electrical Engineering from the University of Hong Kong, an MSc degree from Imperial College, University of London and a PhD from the University of Bath. He is a Chartered Engineer, a Fellow of the Hong Kong Institution of Engineers and Honorary Fellow of the Association of the Electricity Supply Industry of East Asia and the Western Pacific. He first joined our Group in 1976 and retired as an Executive Director in 2007.

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

William K. Fung, OBE, DBA, MBA, BSE, JP

Dr. Fung is Group Managing Director of Li & Fung Ltd., and has held key positions in major trade associations. He holds a Bachelor of Science degree in Engineering from Princeton University, an MBA degree from the Harvard Graduate School of Business and an Honorary Doctorate degree of Business Administration awarded by the Hong Kong University of Science and Technology. He is also a Non-executive Director of Integrated Distribution Services Group Ltd. and Convenience Retail Asia Ltd. and an Independent Non-executive Director of HSBC Holdings plc, VTech Holdings Ltd. and Shui On Land Ltd. Since 1994, Dr. Fung had served on the Board of China Light & Power Company, Ltd., the holding company of the CLP Group prior to our Group reorganization in 1998.

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

Hansen C. H. Loh

Mr. Loh is the Managing Director of Wyler Textiles Ltd. and a Non-executive Director of CITIC Pacific Ltd., of which he is also a member of the Audit Committee.

Paul M. L. Kan, CBE, Comm OSSI, JP, MBA

Mr. Kan holds an MBA degree from the Chinese University of Hong Kong, an Honorary Doctor of Humane Letters degree from the University of Northern Virginia in USA., and an Honorary Fellow from the Academy of Chinese Studies in China. He is the founder and the Chairman of Champion Technology Holdings Ltd., DIGITALHONGKONG.COM and Kantone Holdings Ltd., all listed on the Hong Kong Stock Exchange.

Tsui Lam Sin Lai Judy, PhD, MSc, BCom, FCPA, FCPA(Aust.), CA

Professor Judy Tsui is currently Dean of the Faculty of Business, Director of the Graduate School of Business and Chair Professor of Accounting at The Hong Kong Polytechnic University. She holds a Bachelor of Commerce in Accounting and Management Information Systems from the University of British Columbia, a Master of Science in Accounting and Finance from the London School of Economics and Political Science and a Ph.D in Accounting from The Chinese University of Hong Kong. Professor Tsui is also an Independent Non-executive Director of China Vanke Company Limited, a listed company on the Shenzhen Stock Exchange.

Sir Roderick Ian Eddington

Sir Rod Eddington was the 1974 Rhodes Scholar at the University of Western Australia. He completed a D Phil in the Department of Engineering Science at Oxford University. Sir Rod Eddington is a Non-executive Director of News Corporation, John Swire & Sons Pty Limited, Rio Tinto plc and Allco Finance Group Limited. He is the Non-executive Chairman for Australia and New Zealand of JP Morgan Chase Bank N. A. and also a Director of CLP Australia Holdings Pty Ltd. Sir Rod Eddington was the Chief Executive of British Airways plc from 2000 until he retired on September 30, 2005. He has close connection with Hong Kong through his previous directorships with Cathay Pacific Airways Limited, Swire Pacific Limited and Hong Kong Aircraft Engineering Company Limited during the period from 1988 to 1996.

Peter T. C. Lee, JP

Mr. Lee holds a Bachelor of Science Degree in Civil Engineering from the University of Manchester, United Kingdom. He is also a qualified solicitor of the Supreme Court of England and Wales. Mr. Lee is the Chairman of Hysan Development Company Limited. He is also a Non-executive Director of Cathay Pacific Airways Limited, Hang Seng Bank Limited, SCMP Group Limited, Maersk China Limited, and a director of a number of other companies. Mr. Lee is also Vice President of the Real Estate Developers Association of Hong Kong, Council Member of Asia Business Council, Council Member of the Employers’ Federation of Hong Kong, Advisory Board Member of The Salvation Army Hong Kong, International Council member of INSEAD and the Governor of Lee Hysan Foundation.

CHIEF EXECUTIVE OFFICER

Andrew Brandler, MA, MBA, ACA

Mr. Brandler holds an MA degree from Cambridge University, MBA degree from Harvard Business School, and is a Member of The Institute of Chartered Accountants in England and Wales. He joined our Group as the Group Managing Director and Chief Executive Officer in May 2000. Prior to joining our Group, Mr. Brandler was an investment banker, specializing in the energy and utility sectors and was the Head of Asia-Pacific Corporate Finance with Schroders, based in Hong Kong. Mr. Brandler is the Deputy Chairman of the Hong Kong General Chamber of Commerce.

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

EXECUTIVE DIRECTOR - STRATEGY

Peter William Greenwood, MA, FCS, FCIS

Mr. Greenwood’s principal focus is to work on matters of a strategic nature impacting the overall direction of the CLP Group. He holds an MA degree in law from the University of Cambridge and a diploma in German law and legal system from the University of Tuebingen and the Justice Ministry of North Rhine-Westphalia. In 2006, he completed full-time study for an MA degree in War Studies from King’s College, London University. He is a Fellow of The Institute of Chartered Secretaries in England and a Fellow of The Hong Kong Institute of Chartered Secretaries. He is a solicitor in England and Wales and in Hong Kong, as well as being qualified as an avocat in France. Prior to stepping down in 2005, Mr. Greenwood was an Executive Director (since 2001), the Company Secretary and Corporate Counsel (since 1996) of CLP Holdings. As such he was responsible for the CLP Group’s corporate secretarial and legal affairs, including advising the Chairman and Board on corporate governance issues and compliance. Before joining the CLP Group in 1995, Mr. Greenwood was a Senior Commercial Lawyer with the Provisional Airport Authority, Hong Kong, and prior to that was in private practice as a solicitor with leading corporate law firms in London, Hamburg, Hong Kong and Paris.

ALTERNATE DIRECTOR

Bradley W. Corson, BS (Chemical Engineering)

Mr. Corson is the Chairman of ExxonMobil Energy Ltd., Castle Peak Power Co. Ltd. and Hong Kong Pumped Storage Development Co., Ltd. as well as a Director of CLP Power Hong Kong Ltd. and CLP Research Institute Ltd. Mr. Corson holds a Bachelor of Science degree in Chemical Engineering from Auburn University. He joined Exxon Mobil Corporation (then Exxon Corporation) in 1983 and has broad experience in the oil and gas industry including operations, technical, environmental, commercial, strategic planning and human resources. He was assigned to work in Hong Kong as the Chairman of ExxonMobil Energy Ltd. in April 2004.

EXECUTIVE OFFICERS

For the biographical details of Mr. Andrew Brandler, Mr. Peter P. W. Tse and Mr. Peter W. Greenwood, please refer to the details shown above.

Betty Yuen, B.Comm., CA (Canada)

Group Director - Managing Director Hong Kong

Mrs. Yuen has overall responsibility for the operations of the Hong Kong business. She began her career in public accounting in Canada. She spent 13 years with ExxonMobil Energy Ltd. and her last position there was Executive Director – Finance and

Development before joining CLP Power Hong Kong Ltd. as Director – Finance and Planning in 1999. Mrs. Yuen became Managing Director, CLP Power Hong Kong Ltd. in April 2002.

Richard McIndoe, MA, MBA

Group Director - Managing Director Australia

Before taking up his current position as Managing Director of TRUenergy in mid 2006, Mr. Mclndoe was responsible for the development and management of CLP Group’s international electricity business in the Asia Pacific region. Mr. McIndoe joined the CLP Group in 2002. He has extensive background in business development and commercial asset management in the regional electricity industry. He holds an MA degree from the University of Cambridge and an MBA degree from INSEAD Business School in France.

Shen Zhongmin, EMBA, MA, LLM, BSc

Managing Director – China

Mr. Shen is responsible for the Group’s activities in the Chinese mainland. Before taking up this position in 2006, he was an Executive Director and Chief Operating Officer of China Resources Power Holdings Company Limited. Mr. Shen was a Senior Vice President of Sithe Asia Holdings Limited and the Managing Director of Sithe China Holdings Limited. He holds Bachelor of Science, Master of Law and Executive Master of Business Administration degrees from Beijing University and a Master of Arts degree in Economics from the University of Tennessee.

Rajiv Ranjan Mishra, MBA

Managing Director - India

Mr. Mishra is responsible for asset management and business development of CLP’s investments in India. He joined the CLP Group in 2002 and has 11 years’ experience in the power industry, both in India and internationally, mostly involved in project financing, investment appraisal, finance and accounting and general management. Mr. Mishra assumed his current position in July 2005. He holds a Bachelor degree in Engineering (first class distinction) and an MBA degree from the Indian Institute of Management, Lucknow.

Mark Takahashi, BSc (Eng.), MBA

Chief Executive Officer - OneEnergy Limited

Before taking up the overall responsibility for the business of OneEnergy Limited, Mr. Takahashi was the Group Director - Corporate Development responsible for development and financing activities, including project development, acquisitions, project finance and treasury. He joined CLP Holdings in December 2003. He has over 18 years of experience in the power industry in the United States and in Asia. He holds an MBA degree from Wharton School, University of Pennsylvania and a BSc degree in civil engineering from the University of Colorado.

Peter Albert Littlewood, MA

Group Director – Operations

Mr. Littlewood is responsible for CLP Group’s Construction, Operations and Fuel Procurement activities. He joined the CLP Group in 1977 and has 34 years’ experience in the power industry, mostly involved in project development, project management, operations and general management. He holds an MA degree in Engineering (first class honours) from the University of Cambridge and has completed the Harvard Business School Advanced Management Program.

John Stefan Robertsson

Group Director - Corporate Finance and Development

Mr. Robertsson is responsible for corporate finance and development activities throughout the CLP Group. Before taking up his current position, Mr. Robertsson was the Head of Corporate Finance and Treasury for our international business. He has over 14 years of experience in business development, merger and acquisition, corporate finance, and project finance in the Asia-Pacific region. Mr. Robertsson earned his degree in Financial Economics at the Stockholm School of Economics.

APPOINTMENT OF DIRECTORS

CLP follows a formal, considered and transparent procedure for the appointment of new directors. Appointments are first considered by the Nomination Committee. The recommendations of the Committee are then put to the full Board for decision. Thereafter, all Directors are subject to election by shareholders at the Annual General Meeting (AGM) in their first year of appointment.

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

All Non-executive Directors have a formal letter of appointment, modelled on the letter of appointment in the “Higgs Report” in the U.K. on the “Review of the Role and Effectiveness of Non-Executive Directors”.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The posts of Chairman and CEO are held separately by The Hon. Sir Michael Kadoorie and Mr. Andrew Brandler respectively. This segregation ensures a clear distinction between the Chairman’s responsibility to manage the Board and the CEO’s responsibility to manage the Company’s business. The respective responsibilities of the Chairman and CEO are more fully set out in the CLP Code on Corporate Governance (CLP Code).

B.  COMPENSATION

The main elements of CLP’s remuneration policy have been in place for a number of years and are incorporated in the CLP Code.

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

NON-EXECUTIVE DIRECTORS – PRINCIPLES OF REMUNERATION

The above policies apply to the remuneration of the Non-executive Directors, with appropriate adjustments to reflect good corporate governance practices, the particular nature of their duties and that they are not Company employees.

We have taken into account the Report of the Committee on the Financial Aspects of Corporate Governance of December 1992 (The Cadbury Report) which noted that the calibre of non-executive directors was especially important in setting and maintaining standards of corporate governance. The “Review of the Role and Effectiveness of Non-executive Directors” (The Higgs Report) of January 2003 concluded that “the level of remuneration appropriate for any particular non-executive director should reflect the likely workload, the scale and complexity of the business and the responsibility involved” and that “it may be helpful in assessing remuneration for non-executive directors to use as a benchmark the daily remuneration of a senior representative of the company’s professional advisors”. In Hong Kong, the Code on Corporate Governance Practices (Appendix 14 to the Listing Rules) includes the principle that an issuer should disclose information relating to its directors’ remuneration policy and that there should be a formal and transparent procedure for fixing the remuneration packages of all directors. The Listing Rules note that an independent non-executive director must not be financially dependent on the issuer.

In light of these considerations, CLP’s Non-executive Directors are paid fees in line with market practice, based on a formal independent review undertaken no less frequently than every three years. Those fees were previously reviewed at the beginning of 2004 (the 2004 Review). Accordingly, a new review was undertaken at the beginning of 2007 (the 2007 Review). The methodology adopted in the 2007 Review was the same as that used in the 2004 Review and as explained to shareholders in the CLP Code. The methodology is aligned with the recommendations of the Higgs Report and includes:

•

the application of an hourly rate of HK$4,000 as an average of the partner rates charged by legal and financial advisors and accounting and consulting firms in providing professional services to CLP (there was no increase in this rate between the 2004 Review and the 2007 Review);

•

the calculation of the time spent by Non-executive Directors on CLP’s affairs (including attendance at Board and Board Committee meetings, reading papers, etc.). This exercise revealed a significant increase between 2004 and 2007 in the time spent by Non-executive Directors in performing their duties on the Board and on Board Committees; and

•

an additional fee of about 40% and 10% per annum for the Chairmen of the Board/Board Committees and the Vice Chairman of the Board respectively (reflecting the additional workload and responsibility which these offices involve).

The resulting fees were then benchmarked against those paid by leading listed companies in Hong Kong and major utility companies listed on the London Stock Exchange. The methodology and resulting fees were independently reviewed by an international law firm, Stephenson Harwood & Lo (SHL). Further to CLP’s commitment to the adoption of a transparent methodology for determining Non-executive Directors’ remuneration, the 2007 Review and the opinion of SHL on that Review are available on our website at www.clpgroup.com

In line with our policy that no individual should determine his or her own remuneration, the revised fees set out in the table below had been proposed by Management, reviewed by SHL and approved by our shareholders at the Annual General Meeting on April 24, 2007. In this respect, our approach goes beyond that required by law or regulation in Hong Kong or the provisions of the Hong Kong Stock Exchange’s Code on Corporate Governance Practices.

	Revised fees per annum (w.e.f. April 25, 2007) HK$	Current fees per annum HK$
Board
Chairman	430,000	280,000
Vice Chairman	340,000	220,000
Non-executive Director	310,000	200,000
Nomination Committee*
Chairman	14,000	10,000
Member	10,000	10,000
Audit Committee
Chairman	220,000	140,000
Member	160,000	100,000
Finance & General Committee
Chairman	215,000	110,000
Member	155,000	80,000
Human Resources & Remuneration Committee
Chairman	40,000	14,000
Member	30,000	10,000
Regulatory Affairs Committee**
Chairman	20,000	30,000
Member	15,000	20,000
Provident & Retirement Fund Committee***
Chairman	14,000	Nil
Member	10,000	Nil
Social, Environmental & Ethics Committee
Chairman	45,000	30,000
Member	35,000	20,000
China Committee
Chairman	60,000	56,000
Member	45,000	40,000

_______________

*	A nominal fee has been maintained for the Chairman and Members of the Nomination Committee.
**	In light of the importance of the post-2008 regulatory regime for our Hong Kong electricity business, matters relating to the Scheme of Control have been considered by the full Board during 2006 instead of being referred to the Regulatory Affairs Committee. The fees of the Regulatory Affairs Committee are therefore reduced as reflected in its average workload from 2004 to 2006.
***	A nominal fee will be paid to the Chairman and Members of the Provident & Retirement Fund Committee, on which no Independent Non-executive Directors serve and which oversees the status and performance of the Group’s retirement funds for its employees.
Note:	Executive Directors and Management serving on the Board and Board Committees are not entitled to any Directors’ fees.

The revised fees represent a significant percentage increase on those paid between 2004 and 2007. This is in line with a genuine and substantial increase in the workload shouldered by our Non-executive Directors (reflecting the growth in CLP’s business and increased regulatory requirements). The methodology applied in determining those fees is unchanged from that used in 2004 and publicly disclosed. We have also applied the methodology in a conservative manner. For example, we have not assumed any increase in Directors’ workload over the years to 2010 (despite the trend of past years) nor, in benchmarking those fees against other companies, have we assumed any ongoing increases in directors’ fees paid by those companies.

SENIOR MANAGEMENT – PRINCIPLES OF REMUNERATION

For the purposes of this Section, Senior Management means the Executive Directors together with the Group Director - Managing Director Hong Kong, the Group Director - Managing Director Australia, the Group Director - Operations, Chief Executive Officer - OneEnergy Limited, the Group Director - Corporate Finance and Development, Managing Director - India and Managing Director - China. In determining the remuneration of members of Senior Management, the remuneration data of comparable positions in the market, including local and regional companies of comparable size, complexity and business scope, are referenced. This is consistent with our remuneration policy to align with companies with whom CLP competes for human resources. Achievement of performance plays a significant part in individual rewards as part of our policy to attract, motivate and retain high performing individuals. The four components of remuneration of members of Senior Management are explained below, including the proportion of total remuneration which each component represented in 2005 and 2006:

Components	Explanation	2006	2005
Base Compensation	Base Compensation accounts for approximately 56% of total remuneration. It is reviewed annually taking into consideration the competitive market position, market practice and the individual performance of members of Senior Management.	56%	56%
Performance Bonus	The levels of the performance bonus are set by the Human Resources & Remuneration Committee. No members of Senior Management serve on the Committee.
Annual Incentive

The annual incentive payout depends upon the performance of the CLP Group and the individuals concerned. Key measures include achievement of financial goals and operational performance targets, and individual objectives such as the demonstration of key leadership competencies.

Each of the Senior Management members is assigned a “target” annual incentive, which accounts for 28% of his/her total remuneration. Only individuals who attain at least a satisfactory performance rating are awarded any annual incentive. The amount of annual incentive is capped at twice the “target” annual incentive, with the actual amount being determined by organizational and individual performance.

An award was made in 2006, based on an assessment of the 2005 performance of the Group and the individuals concerned. The average payout to this group in 2006 was 85% above the target level based on the above target achievement of financial goals, operational performance targets and individual objectives for 2005.

		28%	28%

Long-term Incentive

The Long-term Incentive Plan (LTIP) is designed to align the interests of members of the Senior Management with those of the shareholders by an award that is pegged to the creation of shareholder value. A three-year financial target is set every year to drive towards higher performance and to ensure that such performance is sustained over the long-term. At the end of the three-year period, an award is made which is based on performance against the financial target. The award ranges from zero to one and a half times the “target” long-term incentive. The actual payout is further adjusted to reflect the share price performance of CLP Holdings, with dividends reinvested, over the same three-year period. Subject to certain vesting conditions, the award is payable in the fourth year. The LTIP was introduced in 2001 with the first award being paid to the eligible individuals in 2004.

In order to strengthen the linkage to organizational and individual performance and enhance its effectiveness as a retention plan, the LTIP was modified in 2006. The key modifications are that the performance multiplier (which is derived from a weighted combination of individual and organizational performance for the year preceding that in which the award is made) is applied to the target LTIP award at the beginning of the three-year cycle rather than the end, the maximum award is increased to two times the “target award” and 50% of the award is allocated to a notional cash deposit. The first payments under the revised LTIP will be made in 2009.

		9%	9%
Pension Arrangements	The members of the Senior Management are eligible to join the defined contribution section of the Group’s retirement fund. The Group’s contribution to the retirement fund amounts to a maximum of 12.5% of base compensation, subject to a 5% contribution by the employee. This accounts for 7% of his/her target total remuneration.	7%	7%

The Group does not have, and has never had, a share option scheme.

No Executive Director has a service contract with CLP Holdings or any of its subsidiaries with a notice period in excess of six months or with provisions for predetermined compensation on termination which exceeds one year’s salary and benefits in kind.

The remuneration policies applied to Senior Management are subject to the approval of the Human Resources & Remuneration Committee.

NON-EXECUTIVE DIRECTORS – REMUNERATION IN 2006

The fees paid to each of our Non-executive Directors in 2006 for their service on the CLP Holdings Board and, where applicable, on its Board Committees are set out below. There was no increase in the levels of Non-executive Directors’ fees in 2005 or 2006. The increase in total Directors’ fees, compared to 2005, is due to the appointment of an additional Independent Non-executive Director and a Non-executive Director in 2006 and the establishment of two additional Board Committees, the fees of which were paid with effect from 2006.

In HK$	Board	Audit Committee	Nomination Committee	Finance & General Committee	Regulatory Affairs Committee	Human Resources & Remuneration Committee	Provident & Retirement Fund Committee	Social, Environmental & Ethics Committee	China Committee(1)	Total 2006	Total 2005
Non-executive Directors
The Hon. Sir Michael Kadoorie	280,000	-	10,000	-	-	-	-	-	54,608	344,608	290,000
Mr. W. E. Mocatta	220,000	-	-	110,000	20,000	14,000	Nil	-	39,006	403,006	321,602
Mr. J. S. Dickson Leach	200,000	-	-	19,669	-	-	-	-	-	219,669	364,000
Mr. R. J. McAulay	200,000	-	-	-	-	-	-	-	-	200,000	200,000
Mr. J. A. H. Leigh	200,000	-	-	-	-	-	-	-	-	200,000	200,000
Mr. R. Bischof	200,000	-	-	-	-	-	Nil	-	-	200,000	200,000
Mr. I. D. Boyce	200,000	-	-	-	-	-	-	-	-	200,000	200,000
Mr. P. C. Tan	200,000	-	-	-	20,000	-	-	-	39,006	259,006	221,602
Mr. Jason Whittle(2)	129,282	-	-	51,713	12,928	-	-	12,928	-	206,851	-

Independent Non- executive Directors
The Hon. Sir S. Y. Chung(3)	200,000	75,000	10,000	-	20,000	10,000	-	-	-	315,000	340,000
Dr. William K. Fung	200,000	-	10,000	-	-	-	-	20,000	-	230,000	211,699	(4)
Mr. V. F. Moore	200,000	140,000	-	80,000	20,000	10,000	-	-	-	450,000	450,000
Mr. Hansen Loh	200,000	100,000	-	-	20,000	-	-	-	-	320,000	320,000
Mr. Paul M. L. Kan	200,000	-	-	-	-	-	-	-	-	200,000	241,713
Professor Judy Tsui	200,000	100,000	-	-	-	-	-	20,000	39,006	359,006	188,716	(4)
Sir Rod Eddington(5)	200,000	-	-	13,261	-	-	-	20,000	-	233,261	-

									Total	4,340,407	3,749,332

Notes:
(1)	The payment of fees to Non-executive Directors serving on the China Committee took effect from the date of its first meeting, i.e., January 10, 2006.
(2)	Mr. Jason Whittle was appointed a Non-executive Director on May 9, 2006.
(3)	The Hon. Sir S. Y. Chung resigned as a Member of the Audit Committee on October 1, 2006.
(4)	This included HK$1,699 being the fees paid for serving on the Social, Environmental & Ethics Committee. Such fees were paid in 2006 after Shareholders approved the level of fees for Non-executive Directors serving on the Social, Environmental & Ethics Committee at the 2006 Annual General Meeting.
(5)	Sir Rod Eddington was appointed an Independent Non-executive Director and a Member of the Social, Environmental & Ethics Committee on January 1, 2006 and a Member of the Finance & General Committee on November 1, 2006.

The following directors also received fees for their directorships in subsidiary companies and affiliated companies:

	2004		2005		2006
			(HK$)

Mr. W. E. Mocatta	237,000		227,000		237,000	(1)
Mr. J. S. Dickson Leach	206	(3)	-		-
Mr. J. A. H. Leigh	75,000		55,435	(2)	-

	312,206		282,435		237,000

_________________

(1)	Fees from CLP Power Hong Kong Limited, Hong Kong Nuclear Investment Company Limited, Castle Peak Power Company Limited and Hong Kong Pumped Storage Development Company, Limited.
(2)	Mr. J. A. H. Leigh resigned from the Board of CLP Power Hong Kong Limited on September 27, 2005.
(3)	Mr. J. S. Dickson Leach resigned from the Board of CLP Power Hong Kong Limited on January 2, 2004.

EXECUTIVE DIRECTORS – REMUNERATION IN 2006

The remuneration paid to the Executive Directors of our Company in 2006 was as follows:

		Performance Bonus (Note A)
	Base Compensation, Allowances & Benefits	Annual Incentive	Long-term Incentive	Ex-gratia Payment	Provident Fund Contribution	Total
			(in millions of HK$)
2006

CEO (Mr. Andrew Brandler)	5.9	5.5	1.8	-	0.7	13.9

Group Executive Director & CFO (Mr. Peter P. W. Tse)	4.2	3.6	1.5	-	0.5	9.8

Group Executive Director (Dr. Y. B. Lee)	3.6	2.7	1.3	-	0.4	8.0

Total	13.7	11.8	4.6	-	1.6	31.7

2005

CEO	5.3	4.9	1.9	-	0.7	12.8
Group Executive Director & CFO	4.1	3.0	1.6	-	0.5	9.2
Group Executive Director	3.5	2.3	1.4	-	0.4	7.6
Director & Company Secretary (Mr. Peter W. Greenwood) (Note B) / (Note C)	2.9	4.1	4.2	2.2	0.3	13.7

Total	15.8	14.3	9.1	2.2	1.9	43.3

2004

CEO	5.0	4.1	1.6	-	0.6	11.3
Group Executive Director & CFO	4.1	2.8	1.4	-	0.5	8.8
Group Executive Director	3.5	2.2	2.1#	-	0.4	8.2
Director & Company Secretary	3.7	3.2	0.9	-	0.4	8.2

Total	16.3	12.3	6.0	-	1.9	36.5

_________________

Note A:

Performance bonus consists of (a): annual incentive and (b): long-term incentive.

(a)

The annual incentive for the Executive Directors and the members of Senior Management for 2006 is yet to be reviewed and approved by the Human Resources & Remuneration Committee. Accordingly, the total amount of annual incentive includes: i) the accruals that have been made in the performance bonus for the Executive Directors and members of Senior Management at the target level of performance; and ii) the actual bonus paid in 2006 for the last year in excess of the previous accruals made.

(b)

The long-term incentive is the incentive for 2003, paid in 2006 when the vesting conditions had been satisfied (the comparative figures are the incentive for 2002 paid in 2005). About 41% of the amount of 2003 long-term incentive payments results from the appreciation of CLP Holdings’ share price between 2003 and 2005, with dividends reinvested.

#

In 2001 when the long-term incentive was granted, Dr. Y. B. Lee was not an Executive Director. He then held the office of Managing Director of CLP Power China and his long-term incentive was assessed based on the performance of the Group’s projects in the PRC.

Note B:

Mr. Peter W. Greenwood resigned as the Director & Company Secretary with effect from August 27, 2005. The annual incentive amount of HK$4.1 million included the amount of incentive payment for 2005 for the period he served as director. The long-term incentive amount of HK$4.2 million was for the years 2002, 2003, 2004 and 2005 paid to Mr. Greenwood upon leaving the Company. The Ex-gratia payment was made in recognition of his contribution to the Group.

Note C:

Ex-gratia payments may be payable, where appropriate, upon approval by the Chairman of the Human Resources & Remuneration Committee and are not part of the remuneration arrangements for Executive Directors or Senior Management.

TOTAL DIRECTORS’ REMUNERATION IN 2006

The total remuneration of Directors (Non-executive and Executive) is shown below:

	2004	2005	2006
	HK$M	HK$M	HK$M
Fees	3	4	5
Base compensation, allowances and benefits in kind	16	16	14
Performance bonus*
- Annual incentive	12	14	12
- Long-term incentive	6	9	4
Provident fund contributions	2	2	2
Ex-gratia payment#	-	2	-

Total	39	47	37

______________

*	Refer to Note A on performance bonus discussed under Executive Directors – Remuneration in 2006.
#	Refer to Notes B and C on Ex-gratia payment discussed under Executive Directors – Remuneration in 2006.

Of the total remuneration paid to Directors, HK$3 million (2004: HK$3 million, 2005: HK$2 million) has been charged to the SoC operation.

SENIOR MANAGEMENT – REMUNERATION IN 2006

The five highest paid individuals in the Group included two Directors (2004: four Directors, 2005: three Directors, of whom one served as a Director for part of the year), two members of Senior Management (2004: one member, 2005: two members) and a former Senior Manager of the CLP Group. The total remuneration of the five highest paid individuals in the Group is shown below:

	2004	2005	2006
	HK$M	HK$M	HK$M
Base compensation, allowances and benefits in kind	20	20	24
Performance bonus*
- Annual incentive	15	20	20
- Long-term incentive	6	9	8
Provident fund contributions	2	2	3
Ex-gratia payment#	-	2	1

Total	43	53	56

______________

Note:

*	Refer to Note A on performance bonus discussed under Executive Directors – Remuneration in 2006.
#	Refer to Note C on Ex-gratia payment discussed under Executive Directors – Remuneration in 2006.

The remuneration paid to these five individuals is within the following bands:

	Number of Individuals
	2004	2005	2006

HK$ 7,000,001 - HK$ 7,500,000	1	-	-
HK$ 8,000,001 - HK$ 8,500,000	2	1	-
HK$ 8,500,001 - HK$ 9,000,000	1	-	-
HK$ 9,000,001 - HK$ 9,500,000	-	2	-
HK$ 9,500,001 - HK$10,000,000	-	-	1
HK$10,000,001 - HK$10,500,000	-	-	2
HK$11,000,001 - HK$11,500,000	1	-	-
HK$11,500,001 - HK$12,000,000	-	-	1
HK$12,500,001 - HK$13,000,000	-	1	-
HK$13,500,001 - HK$14,000,000	-	1	1

The Senior Management Group, comprising the Group Director - Managing Director Hong Kong, the Group Director - Managing Director Australia and the Group Director - Operations as well as the Executive Directors, was extended in 2006 to include Managing Director - China, Managing Director - India, Chief Executive Officer - OneEnergy Limited and the Group Director - Corporate Finance and Development.

Details of remuneration of the Senior Management of the Group (excluding Executive Directors) are set out in the table below.

		Performance Bonus *
	Base Compensation, Allowances & Benefits	Annual Incentive	Long-term Incentive	Provident Fund Contribution	Other Payments	Total
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
2004

Group Director – Managing Director Hong Kong	3.9	2.8	-	0.5	-	7.2(b)

Group Director – Managing Director Asia Pacific	3.7	2.7	-	0.5	-	6.9

Total	7.6	5.5	-	1.0	-	14.1

2005

Group Director – Managing Director Hong Kong	4.0	3.5	1.2	0.5	-	9.2(b)

Group Director – Managing Director Asia Pacific	4.0	3.6	-	0.5	-	8.1

Group Director – Operations(a)	2.4	2.0	0.9	0.3	-	5.6

Total	10.4	9.1	2.1	1.3	-	22.9

2006

Group Director - Managing Director Hong Kong (Mrs. Betty Yuen)	4.2	4.1	1.5	0.5	-	10.3(b)

Group Director - Managing Director Australia (Mr. Richard McIndoe)	4.2	4.1	1.4	0.5	1.5(c)	11.7

Managing Director - China (Mr. Shen Zhongmin)	0.9	0.5	-	0.1	1.0(d)	2.5

Managing Director - India (Mr. Rajiv Mishra)	1.5	1.1	0.1	0.2	-	2.9

Chief Executive Officer - OneEnergy Limited (Mr. Mark Takahashi)	2.6	1.9	0.1	0.3	-	4.9

Group Director - Operations (Mr. Peter Littlewood)	2.9	2.6	0.8	0.4	-	6.7

Group Director - Corporate Finance and Development (Mr. Stefan Robertsson)	2.0	1.6	0.2	0.3	-	4.1

	18.3	15.9	4.1	2.3	2.5	43.1

_______________
*	Refer to Note A on performance bonus discussed under Executive Directors – Remuneration in 2006.
(a)	Mr. Peter Littlewood was appointed as Group Director – Operations effective from November 1, 2005, the amount of remuneration covers full year 2005.
(b)	The total of this remuneration has been charged to the SoC operation.
(c)	Payment for tax equalization, housing allowance and children’s education allowances for secondment to Australia.
(d)	Lump sum payment upon joining the Group as Managing Director – China effective from August 21, 2006.

CONTINUED SCRUTINY AND DISCLOSURE

On behalf of the Board, the Human Resources & Remuneration Committee remains committed to the establishment and application of remuneration principles, policies and practices which further the interest of CLP Holdings and its shareholders, to the careful oversight of remuneration levels, and to honest and open disclosure to shareholders on these matters.

C.  BOARD PRACTICES

THE BOARD

The Board is charged with promoting the success of the Company by directing and supervising its affairs in a responsible and effective manner. Each Director has a duty to act in good faith in the best interests of the Company. The Directors are aware of their collective and individual responsibilities to all shareholders for the manner in which the affairs of the Company are managed, controlled and operated.

The types of decisions which are to be taken by the Board include those relating to:

•	The strategic direction of the Group;
•	The objectives of the Group;
•	Monitoring the performance of Management;
•

Overseeing the management of CLP’s relationships with stakeholders, such as Government, customers, the community and others who have a legitimate interest in the responsible conduct of the Group’s business;

•	Ensuring that a framework of prudent and effective controls is in place to enable risks to be assessed and managed; and
•	Setting the Group’s values and standards.

The Directors are responsible for the preparation of the financial statements for each financial period which give a true and fair view of the state of affairs of the Group and of the results and cash flows for that period. In preparing these financial statements for the year ended December 31, 2006, the Directors have selected suitable accounting policies and applied them consistently; made judgments and estimates that are prudent, fair and reasonable and prepared the financial statements on a going concern basis. The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group.

As of May 31, 2007, the Board comprises 21 Directors. All Directors (with the exception of the CEO, the CFO and the Executive Director - Strategy) are non-executive and independent of Management, thereby promoting critical review and control of the management process. The Board includes eight influential and active Independent Non-executive Directors to whom shareholder concerns can be conveyed. The non-executive members of the Board also bring a wide range of business and financial experience to the Board, which contributes to the effective direction of the Group.

Details of all Directors are included in “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management” of this annual report. The relationships (including financial, business, family or other material or relevant relationships) among Members of the Board are also disclosed. There is no such relationship as between the Chairman and the CEO. Eight Non-executive Directors (see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management”) are not considered as independent, due to their association with the Kadoorie Family, who have a substantial interest (34.84%) in CLP. In common with all Directors, they are aware of their responsibilities to all Shareholders.

Directors are requested to declare their direct or indirect interests, if any, in any proposals or transactions to be considered by the Board at Board Meetings and withdraw from the meetings as appropriate. The Company follows guidelines (available at the “Corporate Governance” Section of our website) at each financial reporting period to seek confirmation from Directors in respect of any transactions of the Company or its subsidiaries which are related to Directors or their associates. The identified significant related party transactions are disclosed in Note 36 to our financial statements included in “Item 17. Financial Statements” in this annual report.

Throughout the year ended December 31, 2006, the Board exceeded the minimum requirements of the Listing Rules as to the appointment of at least three Independent Non-executive Directors (CLP had seven), and that there should be one director with appropriate professional qualifications or accounting or related financial management expertise on the Audit Committee (there are two such directors on CLP’s Audit Committee).

Pursuant to the requirement in the Listing Rules, the Company has received a written confirmation from each Independent Non-executive Director of his/her independence to the Company. The Company considers all of the Independent Non-executive Directors to be independent.

The full Board meets in person at least quarterly and on other occasions when a Board decision is required on major issues. Details of Directors’ attendance at the Annual General Meeting (AGM), Board and Board Committee Meetings held in 2006 are set out in the following table. The overall attendance rate of Directors at Board Meetings was 87.2% (2005 : 88.4%).

	Meetings Attended/Held
Directors	Board	Audit Committee	Finance & General Committee	Human Resources & Remuneration Committee	Nomination Committee	Provident & Retirement Fund Committee	Regulatory Affairs Committee	Social, Environmental & Ethics Committee	China Committee	AGM
Non-executive Directors
The Hon. Sir Michael Kadoorie	3/5				1/1				3/3	1
Mr. W. E. Mocatta#	5/5		9/9	3/3		2/2	1/1		3/3	1
Mr. J. S. Dickson Leach*	4/5		0/1							1
Mr. R. J. McAulay	4/5									1
Mr. J. A. H. Leigh	4/5
Mr. R. Bischof	5/5					2/2				1
Mr. I. D. Boyce	5/5									1
Mr. P. C. Tan	2/5						1/1		0/3
Mr. Jason Whittle^	3/4		7/9				0/1	1/2		N/A

Independent Non-executive Directors
The Hon. Sir S. Y. Chung@	5/5	3/3		3/3	1/1		1/1			1
Dr. William K. Fung	3/5				1/1			2/2
Mr. V. F. Moore	5/5	4/4	7/9	3/3			1/1			1
Mr. Hansen C. H. Loh	5/5	4/4					1/1			1
Mr. Paul M. L. Kan	5/5									1
Professor Judy Tsui	4/5	3/4						1/2	2/3	1
Sir Rod Eddington❖	5/5		2/4					1/2

Executive Directors
Mr. Andrew Brandler	5/5		9/9				1/1	2/2	3/3	1
Mr. Peter P. W. Tse	5/5		8/9			2/2	0/1		2/3	1
Dr. Y. B. Lee	5/5						1/1		3/3	1
#	Mr. W. E. Mocatta was appointed the Chairman of the Finance & General Committee and Human Resources & Remuneration Committee with effect from January 1, 2006.
*

Mr. J. S. Dickson Leach resigned as a Member of the Human Resources & Remuneration Committee and Regulatory Affairs Committee with effect from January 1, 2006 and the Finance & General Committee with effect from April 1, 2006.

^

Mr. Jason Whittle was appointed a Non-executive Director of CLP Holdings with effect from May 9, 2006, and Member of the Finance & General Committee and Regulatory Affairs Committee with effect from January 1, 2006.

@	The Hon. Sir S. Y. Chung resigned as a Member of the Audit Committee with effect from October 1, 2006.
❖

Sir Rod Eddington was appointed an Independent Non-executive Director of CLP Holdings with effect from January 1, 2006, a Member of the Social, Environmental & Ethics Committee with effect from January 1, 2006 and the Finance & General Committee with effect from November 1, 2006.

Directors ensure that they can give sufficient time and attention to the affairs of the Company and a confirmation to that effect is included in their letters of appointment. Directors have disclosed to the Company the number and nature of offices held in public companies or organizations and other significant commitments, with the identity of the public companies or organizations and an indication of the time involved. During the year ended December 31, 2006, no Director held directorships in more than seven public companies, including the Company. No Executive Directors hold any directorship in any other public companies, but they are encouraged to participate in professional, public and community organizations. In respect of those directors who stand for re-election at the 2007 AGM, all their directorships held in listed public companies in the past three years are set out in the Notice of AGM. Other details of Directors’ appointments are set out in “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management” in this annual report and on CLP’s website.

The Board is committed to ensuring that there is effective oversight of the Company’s activities, wherever they are carried out. The diversification of those activities in recent years has meant that an increasing proportion of CLP’s assets and operations are located outside of our original base in Hong Kong.

As part of the Continuous Professional Development Program, Directors participated in the Shareholders’ Visit Program, various briefings and visits to CLP’s facilities including one to CLP’s overseas businesses in Australia and Tasmania.

The interests in CLP’s securities held by Directors as at December 31, 2006 are disclosed in “— E. Share Ownership” below. Particular attention is given to dealings by Directors in shares in CLP. Since 1989, the Company has adopted its own Code for Securities Transactions by Directors, largely based on the Model Code set out in Appendix 10 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Ltd. Our Code for Securities Transactions also applies to other “Specified Individuals” such as Members of the CLP Group’s Senior Management. Our Code is periodically updated to reflect new regulatory requirements, as well as our strengthened regime of disclosure of interests in our securities. This Code is on terms no less exacting than the required standard set out in the Model Code.

All Directors have confirmed, following specific enquiry by the Company, that throughout the year ended December 31, 2006 they complied with the required standard set out in the Model Code and our own Code for Securities Transactions.

For discussion of the term of office of members of the Board, see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management” above.

CLP Holdings and its subsidiaries have not signed any service contract with any of our Directors in respect of the provision of benefits upon termination of employment which exceed one year’s salary and benefits in kind.

BOARD COMMITTEE

The membership and responsibility of each Board Committee in 2006 and up to February 28, 2007 are explained below. The terms of reference and membership of the Committees are disclosed in full on the CLP website at www.clpgroup.com.

Nomination Committee

A majority of the members are Independent Non-executive Directors. The members are The Hon. Sir Michael Kadoorie (Chairman), The Hon. Sir S. Y. Chung and Dr. William K. Fung. This Committee is responsible for identification and recommendation to the Board of possible appointees as Directors, making recommendations to the Board on matters relating to appointment or reappointment of Directors and succession planning for Directors and assessing the independence of the Independent Non-executive Directors.

At the 2007 AGM, the three new Directors appointed by the Board retired and presented themselves for election and six Directors retired by rotation and presented themselves for re-election by shareholders. The independence of those who are Independent Non-executive Directors has been reviewed by the Nomination Committee.

Social, Environmental & Ethics Committee

This Committee consists of Mr. Andrew Brandler (Chairman), Dr. William K. Fung, Professor Judy Tsui, Sir Rod Eddington, Mr. Jason Whittle and Dr. Gail Kendall. It oversees CLP’s positions and practices on issues of corporate social responsibility, principally in relation to social, environmental and ethical matters that affect shareholders and other key stakeholders.

Provident & Retirement Fund Committee

This Committee consists of Mr. W. E. Mocatta (Chairman), Mr. R. Bischof, Mr. Peter P. W. Tse and a Trustee. It advises the Trustees on investment policy and objectives for the Group’s retirement funds, namely the CLP Group Provident Fund Scheme and the Mandatory Provident Fund Scheme.

Finance & General Committee

This Committee consists of Mr. W. E. Mocatta (Chairman), Mr. V. F. Moore, Sir Rod Eddington, Mr. Jason Whittle, Mr. Andrew Brandler, Mr. Peter P. W. Tse, Mrs. Betty Yuen and Mr. Richard McIndoe. It meets as and when required to review the financial operations of the Company. Such reviews include Group-wide financial, accounting, treasury and risk management policies, major financing transactions, corporate plans and budgets. The Committee also reviews major acquisitions or investments and their funding requirements.

Human Resources & Remuneration Committee

A majority of the members of the Committee are Independent Non-executive Directors. In line with good practice, there are no Executive Directors on this Committee. The members are Mr. W. E. Mocatta (Chairman), The Hon. Sir S. Y. Chung and Mr. V. F. Moore. This Committee is responsible for the review of major human resources and pay issues, including the approval of the Remuneration Report which included emolument policies and the basis of emoluments paid to Directors / Senior Management.

Regulatory Affairs Committee

This Committee consists of Mr. Andrew Brandler (Chairman), Mr. W. E. Mocatta, The Hon. Sir S. Y. Chung, Mr. V. F. Moore, Mr. P. C. Tan, Mr. Hansen C. H. Loh, Mr. Peter P. W. Tse, Mrs. Betty Yuen, Mr. David C. L. Tong and Mr. Jason Whittle. It reviews and advises upon matters in respect of the present or future regulation of CLP’s Hong Kong electricity business.

China Committee

This Committee consists of the Hon. Sir. Michael Kadoorie (Chairman), Mr. Andrew Brandler (Vice Chairman), Professor Judy Tsui, Ms. Marjorie Yang, Mr. W. E. Mocatta, Mr. P. C. Tan, Mr. David C. L. Tong, Mr. Peter P. W. Tse, Dr. Y. B. Lee, Mrs. Betty Yuen, Mr. Shen Zhongmin and Mr. Stefan Robertsson. It oversees CLP’s strategy and standing in the Chinese mainland.

Audit Committee

All of its members are appointed from the Independent Non-executive Directors, with the Chairman and Professor Judy Tsui having appropriate professional qualifications and experience in financial matters. The members are Mr. V. F. Moore (Chairman), Mr. Hansen C. H. Loh and Professor Judy Tsui.

The Committee’s terms of reference are aligned with the recommendations set out in “A Guide for Effective Audit Committee” issued by the Hong Kong Institute of Certified Public Accountants.

It was the practice of the Audit Committee to meet three times each year. In light of the heavy agenda for each of the three Committee meetings, the frequency of the Audit Committee meetings has been raised to four per annum so that full attention can be given to the increasing range of matters submitted to the Audit Committee. Special meetings may be called at the discretion of the Chairman or at the request of the CEO or Director – Group Internal Audit to review significant control or financial issues. The Audit Committee Chairman gives an annual report to the Board covering the Committee’s activities for the year and highlighting any significant issues.

In addition, the Committee carried out other work pertaining to the US reporting requirements arising from the registration of our Company’s American Depositary Receipts with the US Securities and Exchange Commission and the issue of Yankee Bonds by CLP Power Hong Kong (which was redeemed in April 2006). This work included the approval of the Form 20-F of our Company and the review of the status of compliance by the Group with the Sarbanes-Oxley Act of 2002.

CORPORATE GOVERNANCE

Maintaining a good, solid and sensible framework of corporate governance has been and remains one of CLP’s priorities. We consider corporate governance as a culture and that knowledge is a constant guide as we review our principles and practices in light of experience, regulatory changes and international developments.

We have published a Corporate Governance Report addressing our approach to corporate governance, covering the CLP’s Code on Corporate Governance; the evolution of CLP’s corporate governance during the reporting year; the roles of our Board, management, staff and auditors in maintaining good corporate governance within CLP; the standards, process and effectiveness of our systems of internal control; and how we serve/communicate to our shareholders and other stakeholders. This Corporate Governance Report can be found in Hong Kong’s annual report or by referring to our website at www.clpgroup.com, under the Corporate Governance section.

D.  EMPLOYEES

As of December 31, 2006, we had a total workforce of 6,087 (2005: 6,059 and 2004: 4,633), of which 3,866 (2005: 3,862 and 2004: 3,873) were employed in the Scheme of Control business. Of the total number of employees as of December 31, 2006, 1.3% are from CLP Holdings; 67.9% are from Hong Kong electricity and related business; 20.7% are from Australia energy business; 6.3% are from Chinese mainland electricity business; 1.9% are from India electricity business; and 1.9% are from Southeast Asia and Taiwan electricity business.

Management believes that we have constructive relationships with our employees and with the labor unions.

E.  SHARE OWNERSHIP

The following table sets forth the share ownership of our Directors and Executive Officers in our Company as of May 31, 2007.

Directors / Executive Officers	Capacity	Total Interests in Number of Ordinary Shares of the Company	% of the Issued Share Capital of the Company

The Hon. Sir Michael Kadoorie	Note (a)	475,381,026	19.7397

Mr. W. E. Mocatta	Founder of a discretionary trust	250,000	Note (i)

Mr. J. S. Dickson Leach	Founder of a discretionary trust Note (b)	3,436	Note (i)

Mr. R. J. McAulay	Note (c)	439,800,565	18.2623

The Hon. Sir S. Y. Chung	Beneficial owner	393,789	Note (i)

Dr. William K. Fung	Beneficial owner	120,000	Note (i)

Mr. J. A. H. Leigh	Note (d)	402,035,991	16.6941

Mr. R. Bischof	Beneficial owner	50,000	Note (i)

Mr. P. C. Tan	Interests held jointly with spouse	5,000	Note (i)

Mr. Andrew Brandler (Chief Executive Officer)	Note (e)	10,600	Note (i)

Mr. Peter P. W. Tse	Note (f)	20,600	Note (i)

Dr. Y. B. Lee	Note (g)	15,806	Note (i)

Mr. Jason Whittle	Note (h)	238,409,771	9.8997

Mr. Peter W. Greenwood	Beneficial owner	600	Note (i)

Mr. Peter A. Littlewood	Personal	600	Note (i)

_______________

Notes:

(a)	The Hon. Sir Michael Kadoorie was deemed (by virtue of the Securities and Futures Ordinance) to be interested in 475,381,026 shares in the Company. These shares were held in the following capacity:

i)	1,243 shares were an interest of his spouse, Lady Kadoorie.
ii)	236,335,571 shares were ultimately held by discretionary trusts, of which The Hon. Sir Michael Kadoorie is one of the beneficiaries and/or discretionary objects.
iii)	239,044,212 shares were ultimately held by a discretionary trust, of which The Hon. Sir Michael Kadoorie is one of the beneficiaries and the founder.

For the purpose of the Securities and Futures Ordinance, the spouse of The Hon. Sir Michael Kadoorie was taken to have a discloseable duty in Hong Kong in relation to the shares referred to in (ii) and (iii) above. The spouse of The Hon. Sir Michael Kadoorie was therefore deemed to be interested in 475,381,026 shares in the Company representing approximately 19.74% of the issued share capital of the Company, of which 1,243 shares were held by her as beneficial owner and 236,335,571 and 239,044,212 shares were attributed to her pursuant to the Securities and Futures Ordinance for disclosure purposes. Nevertheless, she has no interest, legal or beneficial, in these 236,335,571 and 239,044,212 shares attributed to her for disclosure purposes.

(b)

According to the register of directors’ and chief executives’ interests and short position required to be kept under Section 352 of Part XV of the Securities and Futures Ordinance, Mr. J. S. Dickson Leach is the beneficial owner of 3,436 ordinary shares of the Company. The Company was notified by Mr. J. S. Dickson Leach that the capacity of his interest had been changed from Beneficial Owner to Founder of a Discretionary Trust.

(c)	Mr. R. J. McAulay was deemed (by virtue of the Securities and Futures Ordinance) to be interested in 439,800,565 shares in the Company. These shares were held in the following capacity:

i)	13,141 shares were held in a personal capacity.
ii)	236,335,571 shares were ultimately held by discretionary trusts, of which Mr. R. J. McAulay is one of the discretionary objects.
iii)

203,451,853 shares were ultimately held by a discretionary trust, of which Muriel, Lady Kadoorie, mother-in-law of Mr. R. J. McAulay, is the founder and a beneficiary and Mr. R. J. McAulay, his wife and members of his family are discretionary objects.

(d)

Mr. J. A. H. Leigh, in his capacity as one of the trustees of a trust was deemed to be interested in 401,993,991 shares which formed part of the 236,335,571 and 203,451,853 shares referred to in (c) above. 42,000 shares were held by Mr. J. A. H. Leigh in a beneficial owner capacity.

(e)	600 shares were held in a personal capacity and 10,000 shares were held in a beneficial owner capacity.

(f)	600 shares were held in a personal capacity and 20,000 shares were held in a beneficial owner capacity.

(g)	600 shares were held in a personal capacity and 15,206 shares were held jointly with spouse.

(h)	Mr. Jason Whittle was deemed (by virtue of the Securities and Futures Ordinance) to be interested in 238,409,771 shares in the Company. These shares were held in the following capacity:

i)	600 shares were held in a personal capacity.
ii)	236,335,571 shares were ultimately held by discretionary trusts, of which Mr. Jason Whittle is one of the discretionary objects.
iii)	2,073,600 shares were ultimately held by a discretionary trust, of which Mr. Jason Whittle is one of the discretionary objects.

(i)	None of the Directors and Executive Officers beneficially owns one percent or more of our outstanding shares.

Messrs. I. D. Boyce, V. F. Moore, Hansen C. H. Loh, Paul M. L. Kan and Peter T. C. Lee, Professor Judy Tsui and Sir Rod Eddington who are Directors of the Company; Mr. Bradley W. Corson who is an Alternate Director of the Company; and Mrs. Betty Yuen and Messrs. Richard McIndoe, Shen Zhongmin, Rajiv Mishra, Mark Takahashi and Stefan Robertsson who are Executive Officers of our Company have each confirmed that they had no interests in the shares of our Company or any of its associated corporations as at May 31, 2007.

None of the Directors and Executive Officers had interests in debentures, under equity derivatives or in underlying shares of our Company and its associated corporations as at May 31, 2007.

We do not have, and have never had, a share option scheme. Accordingly, as of May 31, 2007, there were no options outstanding to purchase shares from us.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The table below (including the following Notes) sets out certain information as of December 31, 2004, 2005, 2006 and May 31, 2007 with respect to major shareholders known to us to be the owner, including beneficial owner, of more than 5% of our ordinary shares.

Name	As of December 31, 2004		As of December 31, 2005			As of December 31, 2006			As of May 31, 2007
	Number of shares held	% holding	Number of shares held		% holding	Number of shares held		% holding	Number of shares held		% holding

Acorn Holdings Corporation	-	-	196,468,538		8.16	236,335,571 (a	)	9.81	236,335,571 (a	)	9.81

Bermuda Trust Company Ltd	682,978,836	28.36	682,978,836		28.36	678,831,636 (a	)	28.19	678,831,636 (a	)	28.19

Bermuda Trust (Cayman) Limited	203,451,853	8.45	203,451,853		8.45	399,920,391 (b	)	16.61	399,920,391 (b	)	16.61

Esko Limited	236,335,571	9.81	236,335,571		9.81	-		-	-		-

Hesko Limited	236,335,571	9.81	236,335,571		9.81	-		-	-		-

HWR Trustees Limited (now known as Harneys Trustees Limited)	-	-	240,482,771		9.99	240,482,771 (a	)	9.99	240,482,771 (a	)	9.99

Lakshmi Company Limited	-	-	196,468,538		8.16	196,468,538 (a	)	8.16	196,468,538 (a	)	8.16

Lawrencium Corporation	-	-	196,468,538		8.16	-		-	-		-

Merlin Investments Limited	-	-	196,468,538		8.16	196,468,538 (a	)	8.16	196,468,538 (a	)	8.16

Mikado Holding Inc.	239,044,212	9.93	239,044,212		9.93	239,044,212 (a	)	9.93	239,044,212 (a	)	9.93

Mikado Investments Limited	239,044,212	9.93	239,044,212 (a	)	9.93	239,044,212 (a	)	9.93	239,044,212 (a	)	9.93

Muriel, Lady Kadoorie	203,451,853	8.45	203,451,853		8.45	203,451,853 (b	)	8.45	203,451,853 (b	)	8.45

New Boron Holding Corporation	196,468,538	8.16	193,512,472		8.04	200,615,738 (a	)	8.33	200,615,738 (a	)	8.33

Name	As of December 31, 2004		As of December 31, 2005		As of December 31, 2006		As of May 31, 2007
	Number of shares held	% holding	Number of shares held	% holding	Number of shares held	% holding	Number of shares held	% holding

Oak CLP Limited	203,451,853	8.45	196,554,172	8.16	196,554,172 (b)	8.16	196,554,172 (b)	8.16

Oak (Unit Trust) Holdings Limited	203,451,853	8.45	196,554,172	8.16	196,554,172 (a) & (b)	8.16	196,554,172 (a) & (b)	8.16

Mr. R. Parsons	196,554,172	8.16	196,554,172	8.16	401,993,991 (c)	16.69	401,993,991 (c)	16.69

Sir Sidney Gordon (deceased)	241,294,165	10.02	205,525,453	8.53	-	-	-	-

The Hon. Sir Michael Kadoorie	475,381,026	19.74	475,381,026	19.74	475,381,026 (d)	19.74	475,381,026 (d)	19.74

Mr. R. J. McAulay	439,800,565	18.26	439,800,565	18.26	439,800,565 (e)	18.26	439,800,565 (e)	18.26

Mr. Jason Whittle	-	-	240,483,371	9.99	238,409,771 (f)	9.90	238,409,771 (f)	9.90

Guardian Limited	196,554,172	8.16	196,554,172	8.16	401,993,991 (c)	16.69	401,993,991 (c)	16.69

The Mikado Private Trust Company Limited	-	-	-	-	475,379,783 (a)	19.74	475,379,783 (a)	19.74

Mr. J. A. H. Leigh	-	-	-	-	402,035,991 (c)	16.69	402,035,991 (c)	16.69

Goshawk Investments Limited	-	-	-	-	198,542,138(a)	8.24	198,542,138(a)	8.24

Lawrencium Mikado Holdings Limited	-	-	-	-	239,044,212 (a)	9.93	239,044,212 (a)	9.93

The Magna Foundation	-	-	-	-	239,044,212 (a)	9.93	239,044,212 (a)	9.93

Lawrencium Holdings Limited	-	-	-	-	236,335,571 (a)	9.81	236,335,571 (a)	9.81

_______________

Notes:

(a)

The interests of Bermuda Trust Company Limited in the shares of the Company include the interests in the Company held by Esko Limited, Hesko Limited, Acorn Holdings Corporation, Goshawk Investments Limited, Lawrencium Holdings Limited, Lawrencium Mikado Holdings Limited, The Magna Foundation, The Mikado Private Trust Company Limited, Mikado Holding Inc., Mikado Investments Limited, Oak (Unit Trust) Holdings Limited, Lakshmi Company Limited and Merlin Investments Limited and also the majority of Mr. J. A. H. Leigh’s deemed interests.

The interests of Bermuda Trust Company Limited in the shares of the Company also include the shares held by discretionary trusts of which The Hon. Sir Michael Kadoorie and/or Mr. R. J. McAulay and/or Mr. Jason Whittle are among the discretionary objects as disclosed in “Item 6. Directors, Senior Management and Employees — E. Share Ownership” above.

Bermuda Trust Company Limited was deemed to be interested in the shares in which Acorn Holdings Corporation, Lawrencium Holdings Limited, Lawrencium Mikado Holdings Limited, The Magna Foundation, The Mikado Private Trust Company Limited, Mikado Holding Inc., Mikado Investments Limited, Oak (Unit Trust) Holdings Limited, Lakshmi Company Limited and Merlin Investments Limited were interested, either in the capacity as trustee or by virtue of having direct or indirect control over such companies.

Bermuda Trust (Cayman) Limited controlled Lakshmi Company Limited and Merlin Investments Limited and was therefore deemed to be interested in the shares in which Lakshmi Company Limited and Merlin Investments Limited were interested. The Company has been advised that Lakshmi Company Limited, Merlin Investments Limited, Acorn Holdings Corporation and Lawrencium Holdings Limited were deemed to be interested in the same 196,468,538 shares in which New Boron Holding Corporation was deemed to be interested.

Bermuda Trust Company Limited controlled Acorn Holdings Corporation and Lawrencium Corporation and was therefore deemed to be interested in the shares in which such companies were deemed interested. In addition, Bermuda Trust Company Limited was deemed interested in 39,867,033 shares through other controlled corporations controlled by it.

The Mikado Private Trust Company Limited controlled Lawrencium Holdings Limited and Lawrencium Mikado Holdings Limited and was therefore deemed to be interested in the shares in which such companies were deemed to be interested.

The Company was notified by New Boron Holding Corporation that it was interested in 193,512,472 shares as at April 1, 2003. However, HWR Trustees Limited (now known as Harneys Trustees Limited) indicated in its latest disclosure form that as at January 17, 2005, it was interested in, inter alia, 200,615,738 shares through its wholly-owned subsidiary, New Boron Holding Corporation. Therefore, New Boron Holding Corporation was interested in the same 200,615,738 shares as at January 17, 2005 but was not itself under a duty to notify the Company of the change under the Securities and Futures Ordinance.

In addition, the Company was notified by Oak (Unit Trust) Holdings Limited that it was interested in 196,554,172 shares as at August 26, 2003. However, Bermuda Trust Company Limited indicated in its latest disclosure form that as at June 24, 2005, it was interested in, inter alia, 203,451,853 shares through its wholly-owned subsidiary, Oak (Unit Trust) Holdings Limited. Therefore, Oak (Unit Trust) Holdings Limited was interested in the same 203,451,853 shares as at June 24, 2005 but was not itself under a duty to notify the Company of the change under the Securities and Futures Ordinance.

(b)

The interests of Bermuda Trust (Cayman) Limited in the shares of the Company include the interests in the Company in which Oak CLP Limited, Oak (Unit Trust) Holdings Limited and Muriel, Lady Kadoorie were deemed to be interested.

The interests of Muriel, Lady Kadoorie in 203,451,853 shares of the Company include shares in which Mr. R. J. McAulay and Mr. R. Parsons were deemed to be interested.

Bermuda Trust (Cayman) Limited was also interested in the 203,451,853 shares by virtue of its capacity as trustee of a trust of which Muriel, Lady Kadoorie is the founder and a beneficiary and Mr. R. J. McAulay is one of the discretionary objects. Bermuda Trust (Cayman) Limited, in its capacity as trustee of a discretionary trust, controlled Oak CLP Limited and was therefore deemed to be interested in the shares in which Oak CLP Limited was interested. The Company was notified by Oak CLP Limited that it was interested in 196,554,172 shares as at August 26, 2003. However, Bermuda Trust (Cayman) Limited indicated in its latest disclosure form that as at February 5, 2004, it was interested in 203,451,853 shares through its wholly-owned subsidiary, Oak CLP Limited. Therefore, Oak CLP Limited was interested in the same 203,451,853 shares as at February 5, 2004 but was not itself under a duty to notify the Company of the change under the Securities and Futures Ordinance.

(c)

Mr. R. Parsons and Mr. J. A. H. Leigh, in their capacities as trustees of a trust, jointly controlled Guardian Limited and therefore were deemed to be interested in the shares in which Guardian Limited was deemed to be interested. Accordingly, the 401,993,991 shares in which Guardian Limited was interested is duplicated within the interests attributed to each of Mr. J. A. H. Leigh and Mr. R. Parsons.

Mr. J. A. H. Leigh also held 42,000 shares in a beneficial owner capacity.

(d)	The aggregate long position in the shares of the Company of The Hon. Sir Michael Kadoorie is listed below:

Interests in the Ordinary Shares of the Company

1,243	Interest of spouse
475,379,783	Founder of a discretionary trust
475,379,783	Discretionary object or beneficiary of various discretionary trusts

The interests of The Hon. Sir Michael Kadoorie as a founder of a discretionary trust and a beneficiary or discretionary object of various discretionary trusts are duplicated between each other. His interests, apart from the interest of his spouse, are also duplicated by the interests in the Company held by Bermuda Trust Company Limited and certain discretionary trusts of which Mr. R. J. McAulay and Mr. Jason Whittle are among the discretionary objects or beneficiaries as disclosed in Notes (e) and (f) below.

For the purpose of the Securities and Futures Ordinance, the spouse of The Hon. Sir Michael Kadoorie was taken to have a discloseable duty in Hong Kong in relation to the 475,379,783 shares referred to above. The spouse of The Hon. Sir Michael Kadoorie was therefore deemed to be interested in 475,381,026 shares in the Company representing approximately 19.74% of the issued share capital of the Company, of which 1,243 shares were held by her as beneficial owner and 475,379,783 shares were attributed to her pursuant to the Securities and Futures Ordinance for disclosure purposes. Nevertheless, she has no interest, legal or beneficial, in these 475,379,783 shares attributed to her for disclosure purposes.

(e)	See Note (c) in “Item 6. Directors, Senior Management and Employees – E. Share Ownership” above.

(f)	See Note (h) in “Item 6. Directors, Senior Management and Employees – E. Share Ownership” above.

As at May 31, 2007, our Company had not been notified of any short positions being held by any substantial shareholder in the shares or underlying shares of our Company.

None of our major shareholders has different voting rights from those of our other shareholders.

As of May 31, 2007, we had a total of 2,408,245,900 shares outstanding. Out of these 2,408,245,900 shares, holders with registered addresses in the United States held 1,437,380 shares. At the same date, 62,218,569 American Depositary Shares (ADSs), were outstanding, representing 62,218,569 shares or approximately 2.58% of the total number of our outstanding shares. These ADSs were held by 730 record holders, including nominee holders and out of the 730 record holders, a total of 723 had registered addresses in the United States. Save as the above, we have no further information as to common shares held, or beneficially owned, by US persons.

B.   RELATED PARTY TRANSACTIONS

From time to time we have engaged in a variety of transactions with our affiliates in the normal course of business. Our policy is to encourage competition among suppliers that may include our affiliates. We usually select our suppliers through competitive bidding procedures. We believe that the transactions with our affiliates have been conducted on an arm’s length basis or on terms as favorable to us as would be obtainable at the time in a comparable arm’s length transaction with a non-affiliate. See Note 36 to the financial statements included in “Item 17. Financial Statements” in this annual report.

CAPCO

Under a contract between CLP Power Hong Kong and CAPCO, a company in which CLP Power Hong Kong holds a 40% equity interest, we, through CLP Power Hong Kong, are obligated to purchase all of the electricity generated by CAPCO. Pursuant to the contract, the price paid by CLP Power Hong Kong to CAPCO is sufficient to cover all of CAPCO’s operating expenses as well as CAPCO’s share of return permitted under the Scheme of Control. See “Item 4. Information on the Company — B. Business Overview — Electricity Business in Hong Kong — Power purchase from CAPCO”. In 2006, we purchased approximately 71% of our electricity from CAPCO at a price of HK$12,114 million (US$1,558 million), as compared to HK$11,636 million in 2005 and HK$10,923 million in 2004.

In accordance with the CAPCO Operating Service Agreement between CLP Power Hong Kong and CAPCO, CLP Power Hong Kong is responsible to CAPCO for the efficient and proper construction, commissioning, operation and maintenance of the electricity generating facilities of CAPCO. In return, CAPCO reimburses CLP Power Hong Kong for all costs incurred in performance of the agreement. In 2006, the charges from CLP Power Hong Kong to CAPCO amounted to HK$1,061 million (US$136 million), as compared to HK$1,044 million in 2005 and HK$1,071 million in 2004; and a portion of the charges which is accounted for as operating expenses by CAPCO is covered under the Electricity Supply Contract.

In addition, CLP Power Hong Kong has provided funds to CAPCO as shareholders’ advances and special loans in the form of interest-free loans. As at December 31, 2006, CLP Power Hong Kong’s advances to CAPCO amounted to HK$6,833 million (US$879 million), as compared to HK$6,505 million in 2005 and HK$6,115 million in 2004. The increase in CLP Power Hong Kong’s advances to CAPCO during 2006 was due to the new advances of HK$2,128 million (US$274 million) and an unrealized exchange gain of HK$19 million (US$2 million), which was offset by the repayment of advances of HK$1,819 million (US$234 million). The largest amount of shareholders’ advances outstanding in 2006 was HK$7,072 million (US$909 million).

Pursuant to a deed of subordination, shareholders’ advances to CAPCO are subordinated to certain CAPCO debt financing and may be repaid to the extent that CAPCO’s ratio of borrowed moneys to shareholders’ funds (representing the sum of the issued share capital, shareholders’ advances and special advances excluding unrealized exchange differences, deferred taxation, retained profits determined in accordance with the Scheme of Control provisions and any proposed dividend) is not higher than 1.5:1. Such ratio has been kept below 1.5:1 and as at December 31, 2006 was 0.3:1, as compared to 0.4:1 at December 31, 2005 and 0.5:1 at December 31, 2004.

See “Item 4. Information on the Company — B. Business Overview — Electricity Business in Hong Kong — Relationship with CAPCO – CAPCO financing”.

Guangdong Daya Bay Nuclear Power Station

Pursuant to several offtake and resale contracts, we are obligated, through CLP Power Hong Kong, to purchase a total of 70% of the output of Guangdong Daya Bay Nuclear Power Station, or GNPS, in Guangdong Province, China. The contracts extend for 20 years from 1994. Upon expiry of the 20-year term, we have a right to purchase 25% of the electricity generated by GNPS for an additional five years under the contracts. The price for electricity generated by GNPS through the term of the contracts is determined by a formula based on GNPS’s operating costs and a calculation of profits by reference to shareholders’ funds and the capacity factor for a given year. In 2006, we purchased approximately 29% of our power from GNPS at a price of approximately HK$5,040 million (US$648 million), as compared to HK$5,029 million in 2005 and HK$4,763 million in 2004. Our wholly-owned subsidiary, Hong Kong Nuclear Investment Company Limited, owns a 25% equity interest in GNPS. See “Item 4. Information on the Company — B. Business Overview — Electricity Business in Hong Kong — Non-CAPCO power purchases/storage facilities”.

Hong Kong Pumped Storage Development Company, Limited

Hong Kong Pumped Storage Development Company, Limited, or PSDC, in which, through CLP Power Hong Kong, we hold a 49% equity interest, has the right to use 50% of the 1,200 MW capacity of Phase 1 of Guangzhou Pumped Storage Power Station for 40 years from 1994. Pursuant to a contract between CLP Power Hong Kong and PSDC, we have the right to make use of that capacity. The price paid by us to PSDC is sufficient to cover all of PSDC’s operating expenses, taxation and net return. In 2006, we paid PSDC approximately HK$340 million (US$44 million) for the pumped storage service, as compared to HK$352 million in 2005 and HK$369 million in 2004.

In addition, CLP Power Hong Kong has provided funds to PSDC as shareholders’ advances in the form of interest-free loans. As at December 31, 2006, CLP Power Hong Kong’s advances to PSDC amounted to HK$322 million (US$41 million), as compared to HK$317 million in 2005 and HK$313 million in 2004. The increase in CLP Power Hong Kong’s advances to PSDC during 2006 was due to new advances of HK$141 million (US$18 million), which was offset by the repayment of HK$137 million (US$18 million) and an unrealized exchange gain of HK$1 million (US$0.12 million). The largest amount of shareholders’ advances outstanding in 2006 was HK$344 million (US$44 million). See “Item 4. Information on the Company — B. Business Overview —Electricity Business in Hong Kong — Non-CAPCO power purchases/storage facilities”.

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

Since 1995, our ordinary dividend payout ratio, which is the ratio of ordinary dividends over operating earnings excluding Hok Un redevelopment profit, property disposal gain and tax consolidation benefit from Australia, has been between 58% and 63%.

We have normally declared interim dividends and final dividends each year to our shareholders. In line with our dividend policy, a final dividend and a special final dividend on our shares for 2006 were approved at our Annual General Meeting held on April 24, 2007. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results”.

The form, frequency and amount of future dividends on our shares will depend upon our earnings, financial condition and other factors. Accordingly, we cannot assure you that we will continue to pay dividends on our shares or that future dividends will be comparable to historical dividends.

In response to our shareholders’ enquiries, the Board has reviewed the possibility of providing a scrip dividend option to our shareholders, particularly with regard to market practice in Hong Kong. The result of the review showed that a scrip dividend option is uncommon in Hong Kong and the take-up rate by shareholders of the scrip option, as opposed to receiving dividends in cash, is extremely low. Accordingly, it is not presently envisaged to move to providing our shareholders with a scrip dividend option.

B.  SIGNIFICANT CHANGES

Asset swap

In January 2007, TRUenergy entered into a power station swap agreement with AGL Energy Limited (AGL). TRUenergy will sell its 1,280MW Torrens Island Power Station to AGL for A$417 million (US$ 345 million) in exchange for AGL’s 180MW Hallett Power Station of A$117 million (US$97 million) plus cash of A$300 million (US$248 million). The transaction also involves electricity and wholesale gas supply and delivery arrangements in connection with the operation of these power stations. The asset swap will result in a rebalancing of TRUenergy’s portfolio to better match its generation assets and retail load. Regulatory approval for the asset swap was obtained in April 2007, with the transaction scheduled to be completed in July 2007. (Note: Australian dollars herein are converted into US dollars at the Australian dollar noon buying rate on May 31, 2007 of A$1.00 = US$0.8272.)

Sale of Ho-Ping

On March 9, 2007, CLP, Mitsubishi Corporation of Japan (Mitsubishi) and OneEnergy entered into a sale and purchase agreement whereby CLP agreed to inject its entire 40% interest in Ho-Ping into OneEnergy. The sale was completed on March 30, 2007 for a consideration of US$500 million.

New joint venture on renewable project

On March 22, 2007, Roaring 40s Renewable Energy Pty Ltd signed a joint venture agreement with Guohua Energy Investment Company Ltd, a subsidiary company of the state-owned company, Shenhua Group Limited Liability Company, to construct three new wind farms in China valued at A$240 million (US$199 million, converted at the Australian dollar noon buying rate on May 31, 2007 of A$1.00 = US$0.8272). The three new wind farms are situated in Shandong province, and will each have a 50MW capacity. Construction is anticipated to commence in the second half of this year, with full commissioning by June 2008.

Revised income tax rate in the People’s Republic of China

In March 2007, the Chinese government promulgated the Corporate Income Tax Law which will be effective January 1, 2008. The Corporate Income Tax Law will impose a single income tax rate of 25% for both domestic and foreign business enterprises. The existing Income Tax Law of the People’s Republic of China for Enterprises with Foreign Investment and Foreign Enterprises (the “FIE and FE tax laws”) and the Provisional Regulations of the People’s Republic of China on Enterprise Income Tax (collectively referred to as the “existing tax laws”) will be abolished simultaneously. Currently, the Group’s subsidiaries and jointly controlled entities operating in the People’s Republic of China have applied the tax rates under the existing tax laws. The Corporate Income Tax Law has provided a 5-year transitional period for those entities that applied FIE and FE tax laws in previous years. As there are still no detailed implementation rulings released in respect of the transitional arrangements, the Group will continue to monitor and assess any impact that may result from the development of the Corporate Income Tax Law.

ITEM 9.        THE OFFER AND LISTING

TRADING MARKET AND MARKET PRICE INFORMATION FOR OUR SHARES

The principal trading market for our shares is the Stock Exchange of Hong Kong, where 621,802,126 shares were traded in 2006. The board lot for trading in our shares on the Stock Exchange of Hong Kong is 500 shares. Our shares are also traded in the over-the-counter market in the United States in the form of ADSs. The ADSs are not listed on any United States securities exchange and were originally issued pursuant to several unsponsored American Depositary Receipts (ADR) programs. In November 1997, we appointed JPMorgan Chase Bank, N.A. as the depositary for a sponsored ADR program which replaced the previous unsponsored programs.

On the basis of a market capitalization of HK$138 billion or approximately US$18 billion at the close of business on December 29, 2006, we were the 19th largest company, in terms of market capitalization, listed on the Main Board of the Hong Kong Stock Exchange.

The table below shows, for the periods indicated, the high and low closing prices (adjusted with the one-for-five bonus issue in April 2001) and the average daily trading volume for our shares and the ADSs.

	Our Shares			ADSs
Period	Per Share High	Low	Average Daily Trading Volume	Per ADS High	Low	Average Daily Trading Volume
	(HK$)	(HK$)	(in shares)	(US$)	(US$)	(in ADSs)

2002	33.000	29.500	3,473,000	4.200	3.650	52,931
2003	37.700	31.300	3,183,877	4.950	3.950	27,050
2004	45.300	36.500	3,338,860	5.900	4.750	70,639
2005	46.250	42.800	2,518,152	5.950	5.500	198,792
2006	57.900	43.150	3,043,293	7.350	5.450	199,786

2005:
First Quarter	44.800	43.500	3,072,619	5.850	5.600	222,970
Second Quarter	44.900	42.800	2,494,187	5.800	5.500	200,352
Third Quarter	46.250	44.200	2,422,906	5.850	5.600	239,589
Fourth Quarter	46.250	44.450	2,112,799	5.950	5.650	132,352

2006:
First Quarter	45.350	43.150	4,041,544	5.900	5.450	236,812
Second Quarter	46.350	43.800	3,015,586	6.000	5.550	140,484
Third Quarter	50.300	45.200	2,156,937	6.360	5.750	322,104
Fourth Quarter	57.900	47.100	2,999,954	7.350	5.970	100,330

December 2006	57.900	50.250	3,280,474	7.350	6.450	102,915
January 2007	59.000	55.700	2,563,467	7.450	7.000	555,942
February 2007	59.300	57.250	2,716,538	7.500	7.270	122,326
March 2007	57.400	53.550	3,555,094	7.300	6.800	293,013
April 2007	59.950	56.050	2,655,860	7.500	7.200	80,239
May 2007	59.100	54.550	4,150,498	7.450	6.850	104,074

____________

Source: Bloomberg

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

The full Memorandum and Articles of Association is at Exhibit 1.1 and also available in the Corporate Governance section of our website at www.clpgroup.com. The following is a summary of certain provisions of our Articles of Association.

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

Our Company may declare dividends by passing an ordinary resolution at an Annual General Meeting. Our Board of Directors may if they think fit from time to time declare and pay to the shareholders such interim dividends as appear to the Board to be justified by our profits.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by the Board of Directors for our benefit until claimed. If any dividend has not been claimed for six years after becoming due for payment, the Board of Directors may forfeit such dividend. After such forfeiture no shareholder or other person shall have the right to claim such dividend, but the Board of Directors may determine to pay the whole or part of such dividend to the shareholder or other person who could have claimed that dividend immediately before it was forfeited. No dividend shall bear interest against us.

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

SHAREHOLDERS MEETING

We are required to hold our Annual General Meeting once a year. Our Board of Directors has the right to convene an Extraordinary General Meeting whenever it thinks fit. According to the applicable Hong Kong law, shareholders representing one-twentieth or more voting shares of our Company may request an Extraordinary General Meeting. If the Board of Directors fails to proceed to convene an Extraordinary General Meeting within 21 days from the date of the request, the original shareholders making the request or any of them representing more than one-half of the total voting rights of such shareholders may hold an Extraordinary General Meeting.

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

The Board of Directors may make a capital call on our shareholders with respect to the amounts unpaid on their shares and the shareholders are required to pay the call in one sum or by installment to the person at the time and place as appointed by the Board of Directors. Our Board of Directors may revoke a call or postpone the time previously fixed for the call payment.

We have the right, by ordinary resolution, to increase our capital by such sum and number of shares as the resolution prescribes.

We may by ordinary resolution:

(i)

consolidate and divide some or all of our share capital into shares of a larger nominal value than our existing shares; upon such consolidation, the Board of Directors may determine, as between the holders of shares to be consolidated, which particular shares are to be consolidated into each consolidated share, and may appoint a third party to sell any fractions of shares resulting from such consolidation and distribute rateably the net proceeds of such sale to the shareholders who would otherwise be entitled to a fraction or fractions of shares;

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

TRANSFER OF SHARES

Any transfer of our shares shall be effected by instrument of transfer in any common form, or in such other form as approved by the Board of Directors. The instrument of transfer of a share is required to be executed by the transferor and the transferee in a manner and/or by such means as the Board of Directors may approve from time to time. The transferor is deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect of the shares transferred.

The Board of Directors may, without assigning any reason, decline to register any transfer of any share, which is not fully paid up.

In addition, a transfer will not be registered if:

(i)	it purports to transfer more than one class of shares;

(ii)	it is in favor of more than four joint holders;

(iii)	it is not delivered to our registered office or to any other place decided on by the Board of Directors;

(iv)	it is not accompanied by the relevant share certificate or other evidence reasonably asked for by the Board of Directors to show the entitlement of the transferor to make the transfer.

If the Board of Directors declines to register a transfer of any share, they shall send to the transferor and the transferee a notice of the refusal within two months after the date on which the transfer was lodged with our share registrar.

We do not charge any fee of more than the maximum fee prescribed by the Stock Exchange of Hong Kong of any transfer, probate, letters of administration, certificate of marriage or death, power of attorney, stop notice, order of court or other document relating to or affecting the title to any share.

The Board of Directors may decide to suspend the registration of transfers from time to time either generally or in respect of any class of shares. But such registration shall not be suspended for more than thirty days in any calendar year.

We will retain for six years all instruments of transfer which are registered.

DISCLOSEABLE OWNERSHIP

Under Part XV of the Securities and Futures Ordinance (SFO) of Hong Kong which became effective on April 1, 2003, a substantial shareholder, whether an individual or a company, is required to notify The Stock Exchange of Hong Kong Limited and the listed corporation on the occurrence of “relevant events” which include:

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

MANDATORY OFFER

Under the amended Hong Kong Code on Takeovers and Mergers (Takeovers Code) which became effective on October 19, 2001, subject to the granting of a waiver by the Securities and Futures Commission of Hong Kong (SFC), or the limited exceptions for a transitional period as specified in the Takeovers Code, a person is required to make a mandatory offer to acquire shares from the other shareholders of our Company as soon as practicable after such person acquires 30% or more of the voting rights of our Company.

Bermuda Trust Company Limited, The Hon. Sir Michael Kadoorie, Mr. R. J. McAulay, The Sir Horace Kadoorie International Foundation and The Incorporated Trustees of the Kadoorie Foundation (the Parties) had registered their aggregated interests in 839,028,074 ordinary shares in CLP Holdings with the SFC as holding for the purposes of the Takeovers Code, as at October 19, 2001, voting rights in respect of shares which in aggregate represented 33.96% of our issued share capital on that date. As at May 31, 2007, the Parties’ aggregated holdings in us for the Takeovers Code’s purposes had increased to 34.84% as a result of our repurchases of ordinary shares pursuant to our Share Repurchase Program. See “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders”. The Parties are entitled to the benefit of the transitional arrangements of the amended Takeovers Code, whereby the Parties are not required to make a mandatory offer to acquire shares from other shareholders of our Company unless their aggregated interests in our issued capital reach the threshold of 35% on or before October 18, 2011. If the shareholding of the Parties drops below 30% at any time, the new 30% trigger will apply to the Parties who will generally, on their again reaching that level, be required to make a mandatory offer absent a waiver from the SFC.

On the basis of our Company’s issued share capital as at May 31, 2007, should our Company repurchase about a further 11 million shares (representing 0.46%) of our issued share capital, the shareholdings in CLP of the Parties would thereby exceed 35%, the threshold at which they would be obliged to make a mandatory general offer for the remaining shares of our Company.

In 2003 we made an unsuccessful application to the Securities and Futures Commission (SFC) and to the Takeovers and Mergers Panel for a ruling that the Takeovers and Mergers Code does not preclude a whitewash waiver (i.e. a waiver of the obligation to make a mandatory general offer) application in respect of a mandatory general offer obligation triggered by on-market share repurchases. We made that application on the basis that, having consulted the Independent Non-executive Directors, it was in the interests of our Company and all its shareholders that our Company be able to continue its on-market share repurchases without creating a mandatory general offer obligation, or compelling the parties associated with the Kadoorie Family to sell down in anticipation of future share repurchases. We also noted that a whitewash waiver in such circumstances was in line with accepted practice in countries against which Hong Kong might benchmark itself, such as Australia, the UK and Singapore.

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

E.  TAXATION

The following summary of Hong Kong taxes and United States federal income tax is of general nature only and is based on the tax laws in effect on the date of this annual report. You, as investors in our shares or ADSs, are advised to consult your own tax advisors with respect to your individual situation as to Hong Kong, United States or other tax consequences of the purchase, ownership and disposition of our shares or ADSs.

HONG KONG TAXATION

The following is a brief summary of the Hong Kong taxes to which holders of our shares or ADSs are subject to current Hong Kong law.

Taxation of dividends and capital gains

Generally, under existing Hong Kong law, neither we nor any paying agent will be required to declare or withhold for or on account of any Hong Kong taxes in respect of dividends paid by us.

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

Estate duty

Estate duty was abolished effective February 11, 2006. However, estate duty is chargeable on the value of “Hong Kong property” of persons who passed away before February 11, 2006. Estate duty chargeable in respect of death occurring between the periods from July 15, 2005 to February 11, 2006 with taxable estate exceeding HK$7.5 million is reduced to a nominal estate duty of HK$100. In respect of deaths occurred before July 15, 2005, estate duty is charged according to a sliding scale of rates based on the value of taxable estate.

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

UNITED STATES TAXATION

The following is a summary of the material United States federal income tax consequences for beneficial owners of our shares and ADSs as of the date hereof. The discussion set forth below is applicable to US holders (as defined below) that hold such shares or ADSs as capital assets and that are US holders that do not carry on a trade, profession or business in Hong Kong.

A US holder is a beneficial owner of shares or ADSs that is:

•	an individual citizen or resident of the United States;
•

a corporation or other entity taxable as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if (a) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to make all substantial decisions of the trust or (b) it has a valid election in effect under applicable US Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of all the federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-US tax laws (or other US federal tax consequences, such as US federal estate or gift tax consequences). In addition, it does not deal with tax consequences to you if you are subject to special treatment under the United States federal income tax laws, including if:

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

ADSs

In general, for United States federal income tax purposes, if you hold ADSs you will be treated as the owner of the underlying shares that are represented by the ADSs. Deposits or withdrawals of shares, actually or constructively, by US holders, for ADSs generally will not be subject to United States federal income tax.

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

Under the current law, dividends received before January 1, 2011 by non-corporate US holders on shares (or ADSs backed by shares) of certain foreign corporations may be subject to United States federal income tax at lower rates than other types of ordinary income if certain conditions are met. We do not believe that dividends that we pay currently meet these conditions. You should consult your own tax advisor regarding the application of this legislation to your particular circumstances.

The amount of any dividend paid in Hong Kong dollars will equal the US dollar value of the Hong Kong dollars you receive, calculated by reference to the exchange rate in effect on the date you actually or constructively receive the dividend, which in the case of ADSs will be the date actually or constructively received by the depository, regardless of whether the Hong Kong dollars are actually converted into US dollars. If the Hong Kong dollars you receive as a dividend are not converted into US dollars on the date you receive them, you will have a basis in the Hong Kong dollars equal to their US dollar value on the date of receipt. Any gain or loss you realize if you subsequently sell or otherwise dispose of the Hong Kong dollars will be treated as ordinary gain or loss from sources within the United States for foreign tax credit limitation purposes.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year as determined under US federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted basis in the shares or ADSs. Such reduction in your basis in the shares or ADSs will increase the amount of gain, or decrease the amount of loss, which you will recognize on a subsequent disposition of the shares or ADSs. The balance in excess of your adjusted basis will be taxable to you as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with US federal income tax principles. Therefore, US holders should expect that a distribution will generally be treated as a dividend.

Taxation of capital gains

Subject to the discussion of passive foreign investment companies below, for United States federal income tax purposes, you will recognize a taxable gain or loss on any sale, exchange or other disposition of a share or ADS in an amount equal to the difference between the US dollar value of amount realized for the share or ADSs and your basis in the share or ADSs, determined in US dollars. This gain or loss will be capital gain or loss. If you have held the shares or ADSs for more than one year your gain recognized will be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. For foreign tax credit limitation purposes, any gain or loss you recognize will generally be treated as United States source gain or loss.

Passive foreign investment company

We believe that we were not a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes for 2006. In addition, based on the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a PFIC for 2007. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held our shares or ADSs, certain adverse consequences could apply to you.

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

F.  DIVIDENDS AND PAYING AGENTS

Not applicable.

G.  STATEMENT BY EXPERTS

Not applicable.

H.  DOCUMENTS ON DISPLAY

The US Securities and Exchange Commission (the SEC) allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference in this annual report is considered to be part of this annual report. We therefore incorporate by reference in Item 19 of this annual report certain exhibits which we filed with the SEC before. You may read and copy this annual report, including the exhibit(s) incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.

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

Due to these arrangements, we do not believe that during the term of the current Scheme of Control which expires in 2008, we would face material market risks to our rate of return from interest rate risk, foreign currency risk or commodity price risk. Under the Scheme of Control, however, we have an overriding obligation to provide electricity to our service area at the lowest possible cost, and we must periodically submit financial plans to the HKSAR Government for approval.

FOREIGN CURRENCY RISK

Our reporting currency is the Hong Kong dollar, and our major foreign currency exposures arise from investments outside Hong Kong and CLP Power Hong Kong’s significant foreign currency obligations related to its US dollar-denominated debt, nuclear power purchase off-take commitments and fuel-related payments.

To manage the impact of foreign exchange rate fluctuations on our operations, where appropriate and available on a cost-efficient basis, we seek to finance our overseas project investments through the use of domestic funding sources. In addition, certain projects utilize direct and indirect indexing provisions in their project agreements to match the projects’ foreign exchange costs. The objective of each project company is to be resilient to adverse movements in key currency exchange rates in order to continue to meet its debt service requirements and achieve an acceptable return. To achieve that, each project company develops its own hedging program taking into consideration any indexing provision in project agreements, tariff reset mechanisms, lender requirements, market capacity, tax and accounting implications.

We do not hedge foreign currency translation gains and losses that are included in the equity section of the Group’s balance sheet as a result of the conversion of project company financial statement into the Group’s functional currency. Our view is predicated on the resilience of our debt to total capital ratio against currency movements, the limited availability of effective hedging instruments, the high cost associated with hedging the exposure, and our long-term view on our investments and the underlying economic prospects of our target countries.

CLP Power Hong Kong’s foreign exchange risk is mitigated through the current regulatory regime that allows for a pass-through of foreign exchange gains and losses. As a measure of additional prudence, CLP Power Hong Kong hedges all of its USD loan repayment obligations and a significant portion of its forward US dollar fuel payment obligations for up to five years provided that the hedging can be accomplished at rates below the HKSAR Government’s historical target peg rate of 7.80.

INTEREST RATE RISK

Whether investing or borrowing, interest rate movements create both risks and opportunities that need to be addressed. At CLP Power Hong Kong, interest rate risks are managed within a preferred fixed/floating interest rate mix. In our overseas investments, each project company develops its own hedging program taking into consideration project debt service sensitivities to interest rate movements, lender requirements, market capacity, tax and accounting implications. The purpose of each program is to produce a risk profile appropriate to the specific business, and consistent with the Group’s strategic objectives.

ENERGY PRICE RISK

Our Australian business is a vertically integrated business involved in power generation, gas transportation, gas processing/storage and retail electricity and gas sales across the eastern states of Australia. Because of its vertically integrated business structure, a majority of TRUenergy’s cash flows are internally hedged as a result of the combination of balance in its generation and retail portfolio along with its diversified generation mix (merit order, fuel type, and multiple units).

In addition to its physical market position, TRUenergy transacts energy derivatives in the Over-the-Counter (OTC) bilateral market and via the Sydney Futures Exchange. Derivatives used include swaps, caps, options and futures contracts. Energy derivatives are undertaken to hedge TRUenergy’s long position in generation capacity, to hedge residual retail load and to make trading profits.

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

TRUenergy adopts a Value-at-Risk (VaR) methodology as an indicator of the notional energy portfolio value exposure with respect to potential adverse movements in forward electricity contract prices. In addition, TRUenergy utilizes a Spot Market Risk Measure (SMRM) as a stress test measurement of the risk of its near-term cash flows from extreme spot market price events.

VaR is a risk measurement that probabilistically calculates the market risk of a portfolio using historical volatility and correlation over a defined holding period. As the VaR calculation is based on historical data, there is no guarantee that it will accurately predict the future. TRUenergy’s VaR is determined using a variance-covariance methodology including all long (generation and bought contract) and short (retail and sold contract) positions measured over a five year time horizon. The distribution of value of these positions will vary according to the variability of market prices. This is measured by using historical price distribution and correlations over a holding period of one week at a 95% confidence level.

The VaR for TRUenergy’s energy contracts portfolio as at December 31, 2006 is US$38.3 million. At December 31, 2005 the equivalent measure was US$24.7 million. The change reflects an increase in the size of TRUenergy’s current trading positions. During 2006, the VaR ranged between a low of US$12.7 million and a high of US$40.0 million.

CREDIT RISK

We enter into various forms of transactions including interest rate and foreign currency hedging, deposits, energy hedging and trading.

On the treasury side, all finance-related hedging transactions and deposits of our Company and its principal subsidiaries are made with creditworthy counterparties in conformance with Group Treasury policies to minimize credit exposure. We further assign mark-to-market limits to each financial counterparty in order to limit credit risk concentrations relative to the underlying size and credit strength of each counterparty. We also monitor potential exposure to each financial institution counterparty utilizing VAR methodologies. All derivatives transactions are entered into at the sole credit of respective subsidiaries and affiliates without recourse to our Company for potential change in market value of derivatives. TRUenergy’s energy-related hedging and trading are carried out with approved institutions or counterparties that have acceptable credit standing at defined limits in accordance with its risk management policies.

We have no significant concentrations of credit risk with respect to the sales of electricity and/or gas in Hong Kong and Australia as their customer bases are widely dispersed in different sectors and industries. We have policies in place to monitor the financial viability of counterparties. CLP Power Hong Kong has established the credit policy to allow electricity sale customers to settle their bills within two weeks after issue. To limit the credit risk exposure, CLP Power Hong Kong also has a policy requiring deposits from customers for an amount not exceeding the highest expected charge for 60 days determined from time to time by reference to the usage of the customers. For TRUenergy, receivables are due for settlement no more than 30 days after issue and collectibility is reviewed on an ongoing basis.

GPEC sells all of its electricity output to GUVNL through a 20-year power purchase agreement. The position of overdue and disputed receivables has improved significantly following Management’s close monitoring of outstanding receivables and the implementation of an amended power purchase agreement.

DERIVATIVE FINANCIAL INSTRUMENTS

We use different derivative financial instruments to manage our exposure to foreign currency, interest rate risks, and price risks associated with the sales and purchases of electricity in Australia, with an objective to minimize the impact of exchange rate, interest rate and electricity price fluctuations on earnings and tariff. All transactions are made with counterparties with acceptable credit quality and a limit is assigned to each counterparty for monitoring the credit exposure.

We do not invest in risk sensitive instruments for trading purposes, except for TRUenergy which use electricity energy contracts to hedge the price risk of sales and purchases of electricity in Australia to/from the Australia’s National Electricity Market, and have certain electricity trading activities in the wholesale derivative market. The energy hedging contracts fix the price of electricity within a certain range for the purpose of hedging or protecting against fluctuations in the spot market price. The energy trading contracts, which are managed through an established risk management framework consisting of policies, corporate strategies and limits, are measured at fair value with gains and losses recognized in earnings in the period in which such valuation changes occur.

Other than certain electricity trading activities as mentioned above, all derivative financial instruments are employed solely for hedging purposes. As such, we are not exposed to market risk resulting from the derivative transactions because the change in fair value will be offset by an opposite change in the values of the underlying hedged items.

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

INTEREST RATE RISK

			As of December 31, 2006								As of December 31, 2005
			Expected Maturity Dates						Total	Aggregate Fair Value (1)	Total	Aggregate Fair Value (1)
			2007	2008	2009	2010	2011	Thereafter
			(in HK$ equivalent, millions)
		Currency
I	Capital Market Instruments

	Fixed Rate Note	USD	-	-	-	-	-	2,367	2,367	2,367	4,825	4,825
	Average Interest Rate %		-	-	-	-	-	6.25	6.25		6.86

	Fixed Rate Note	HKD	-	-	-	-	-	4,000	4,000	4,053	3,000	2,981
	Average Interest Rate %		-	-	-	-	-	4.58	4.58		4.53

	Fixed Rate Note	AUD	-	-	-	-	-	1,972	1,972	1,924	1,822	1,792
	Average Interest Rate %		-	-	-	-	-	6.25	6.25		6.25

	Floating Rate Note	AUD	-	-	-	-	-	2,300	2,300	2,300	2,128	2,128
	Average Interest Rate %		-	-	-	-	-	6.94	6.94		6.19

II	Bank Loans

	Fixed Rate	INR	71	48	48	38	5	9	219	213	48	48
	Average Interest Rate %		8.70	8.60	8.62	8.68	9.00	9.00	8.68		9.96

	Floating Rate	AUD	-	-	593	-	5,800	-	6,393	6,393	7,102	7,102
	Average Interest Rate %		-	-	6.76	-	6.93	-	6.91		6.33

	Floating Rate	EUR	165	165	165	162	-	-	657	657	948	948
	Average Interest Rate %		4.71	4.93	4.98	5.00	-	-	4.91		4.68

	Floating Rate	HKD	2,206	2,800	-	4,500	500	300	10,306	10,306	8,389	8,389
	Average Interest Rate %		4.37	4.21	-	4.31	4.34	4.38	4.29		4.64

	Floating Rate	INR	11	2	-	-	-	-	13	13	34	34
	Average Interest Rate %		10.03	9.00	-	-	-	-	9.90		8.85

	Floating Rate	RMB	13	16	16	21	22	165	253	253	229	229
	Average Interest Rate %		6.16	6.16	6.16	6.16	6.16	6.16	6.16		5.51

III	Cross Currency & Interest Rate Swaps
	1 Fixed to Variable
	Notional pay amount	HKD	-	-	-	-	-	2,340	2,340	26	3,510	136
	Notional receive amount	USD	-	-	-	-	-	2,340	2,340		3,510
	Interest pay rate (%)		-	-	-	-	-	4.90	4.90		4.95
	Interest receive rate (%)		-	-	-	-	-	6.25	6.25		6.67

	1 Fixed to Fixed
	Notional pay amount	HKD	-	-	-	-	-	-	-	-	1,170	(11)
	Notional receive amount	USD	-	-	-	-	-	-	-		1,170
	Interest pay rate (%)		-	-	-	-	-	-	-		8.00
	Interest receive rate (%)		-	-	-	-	-	-	-		7.50

IV	Interest Rate Swaps
	1 Variable to Fixed
	Notional amount	HKD	1,000	-	-	1,200	-	-	2,200	(30)	3,370	(30)
	Interest pay rate (%)		5.32	-	-	4.67	-	-	4.97		5.20
	Interest receive rate (%)		3.99	-	-	4.10	-	-	4.05		4.29

	2 Variable to Fixed
	Notional amount	AUD	-	-	-	3,754	2,450	3,997	10,201	170	6,324	(19)
	Interest pay rate (%)		-	-	-	5.79	5.78	6.12	5.92		5.78
	Interest receive rate (%)		-	-	-	6.48	6.47	6.32	6.41		5.7

_______________

Note:

(1) Fair value for derivative financial instruments represent the amounts we would receive/(pay) to close out the transactions.

CURRENCY RISK

			As of December 31, 2006								As of December 31, 2005
			Expected Maturity Dates						Total	Aggregate Fair Value (1)	Total	Aggregate Fair Value (1)
			2007	2008	2009	2010	2011	Thereafter
			(in HK$ equivalent, millions)
		Currency

I	Capital Market Instruments

	Fixed Rate Note	USD	-	-	-	-	-	2,367	2,367	2,367	4,825	4,825
	Average Interest Rate %		-	-	-	-	-	6.25	6.25		6.86

	Fixed Rate Note	AUD	-	-	-	-	-	1,972	1,972	1,924	1,822	1,792
	Average Interest Rate %		-	-	-	-	-	6.25	6.25		6.25

	Floating Rate Note	AUD	-	-	-	-	-	2,300	2,300	2,300	2,128	2,128
	Average Interest Rate %		-	-	-	-	-	6.94	6.94		6.19

II	Bank Loans

	Fixed Rate	INR	71	48	48	38	5	9	219	213	48	48
	Average Interest Rate %		8.70	8.60	8.62	8.68	9.00	9.00	8.68		9.96

	Floating Rate	AUD	-	-	593	-	5,800	-	6,393	6,393	7,102	7,102
	Average Interest Rate %		-	-	6.76	-	6.93	-	6.91		6.33

	Floating Rate	EUR	165	165	165	162	-	-	657	657	948	948
	Average Interest Rate %		4.71	4.93	4.98	5.00	-	-	4.91		4.68

	Floating Rate	INR	11	2	-	-	-	-	13	13	34	34
	Average Interest Rate %		10.03	9.00	-	-	-	-	9.90		8.85

	Floating Rate	RMB	13	16	16	21	22	165	253	253	229	229
	Average Interest Rate %		6.16	6.16	6.16	6.16	6.16	6.16	6.16		5.51

CURRENCY RISK (continued)

			As of December 31, 2006								As of December 31, 2005
			Expected Maturity Dates						Total	Aggregate Fair Value (1)	Total	Aggregate Fair Value (1)
			2007	2008	2009	2010	2011	Thereafter
					(in HK$ equivalent, millions)
III	Forward Foreign Exchange

	1	For Firm Commitments
		British Pounds (in millions)	30	-	-	-	-	-	30	2	40	(1)
		Weighted Average Contract	14.3882	-	-	-	-	-	14.3882		13.7331
		Rate (Vs HKD)

		NZD (in millions)	-	-	-	-	-	-	-	-	10	0
		Weighted Average Contract	-	-	-	-	-	-	-		5.1487
		Rate (Vs HKD)

		Japanese Yen (in millions)	39	-	-	-	-	-	39	(3)	10	0
		Weighted Average Contract	0.0699	-	-	-	-	-	0.0699		0.0679
		Rate (Vs HKD)

		Euro (in millions)	266	1	-	-	-	-	267	6	180	(5)
		Weighted Average Contract	9.9986	9.9862	-	-	-	-	9.9985		9.5404
		Rate (Vs HKD)

		Japanese Yen (in millions)	16	-	-	-	-	-	16	(1)	7	0
		Weighted Average Contract	0.0115	-	-	-	-	-	0.0115		0.0120
		Rate (Vs AUD)

		USD (in millions)	94	17	-	-	-	-	111	(11)	4	0
		Weighted Average Contract	1.4229	1.3603	-	-	-	-	1.4135		1.3708
		Rate (Vs AUD)

		Euro (in millions)	234	65	0	-	-	-	299	(10)	-	-
		Weighted Average Contract	1.7545	1.7788	1.7953	-	-	-	1.7598		-
		Rate (Vs AUD)

		CHF (in millions)	262	49	0	-	-	-	311	(20)	-	-
		Weighted Average Contract	1.1352	1.1667	1.1710	-	-	-	1.1401		-
		Rate (Vs AUD)

		Euro (in millions)	156	156	156	153	-	-	621	47	759	(16)
		Weighted Average Contract	54.9143	54.9143	54.9143	54.9143	-	-	54.9143		54.9151
		Rate (Vs INR)

	2	For Anticipated Transactions

		British Pounds (in millions)	18	-	-	-	-	-	18	1	21	0
		Weighted Average Contract	14.3882	-	-	-	-	-	14.3882		13.7331
		Rate (Vs HKD)

		Japanese Yen (in millions)	2	-	-	-	-	-	2	0	6	0
		Weighted Average Contract	0.0699	-	-	-	-	-	0.0699		0.0679
		Rate (Vs HKD)

		Euro (in millions)	334	-	-	-	-	-	334	7	282	(8)
		Weighted Average Contract	9.9986	-	-	-	-	-	9.9986		9.5404
		Rate (Vs HKD)

		NZD (in millions)	2	-	-	-	-	-	2	0	6	0
		Weighted Average Contract	4.9532	-	-	-	-	-	4.9532		5.1487
		Rate (Vs HKD)

		USD (in millions)	8,536	8,207	7,525	7,878	6,780	22	38,948	(504)	40,843	(276)
		Weighted Average Contract	7.7918	7.7874	7.6898	7.6692	7.5777	7.7365	7.7091		7.7464
		Rate (Vs HKD)

	3	For Net Investment in Foreign Operations
		USD (in millions)	777	53	-	-	-	-	830	3	585	(5)
		Weighted Average Contract	7.6163	7.4245	-	-	-	-	7.6041		7.8867
		Rate (Vs CNY)

_______________

Note:

(1) Fair value for derivative financial instruments represent the amounts we would receive / (pay) to close out the transactions.

ENERGY HEDGING AND TRADING CONTRACTS

Energy hedging contracts

	2006
	Weighted average contract price in HK$ equivalent /Mwh	Notional Contract Value in HK$ equivalent, millions	Net Fair Value in HK$ equivalent, millions
Not later than 1 year	257.51	1,094	(41)
Later than 1 year but not later than 2 years	244.53	1,354	(39)
Later than 2 year but not later than 5 years	232.48	876	(43)
After 5 years	-	-	-

			(123)

Energy trading contracts

	2006
	Weighted average contract price in HK$ equivalent /Mwh	Notional Contract Value in HK$ equivalent, millions #	Net Fair Value in HK$ equivalent, millions
Energy trading swap contracts:

Not later than 1 year	241.83	5,877	(73)
Later than 1 year but not later than 2 years	231.50	5,875	(48)
Later than 2 years but not later than 5 years	231.07	3,917	4
After 5 years	-	-	-

			(117)

Energy trading cap contracts:

Not later than 1 year	66.47	100	35
Later than 1 year but not later than 2 years	66.47	310	1
Later than 2 years but not later than 5 years	66.47	137	36
After 5 years	-	-	-

			72

Energy trading contracts other than swap and cap contracts:

Not later than 1 year	97.76	77	8
Later than 1 year but not later than 2 years	95.80	72	5
Later than 2 years but not later than 5 years	97.15	165	8
After 5 years	-	-	-

			21

#	Negative values represents a net “sell” position

ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS,	DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of fiscal years 2004, 2005 or 2006.

ITEM 14. MATERIAL	MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS	AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our Management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-14(c) and 15d-14(c) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our Company. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2006 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Based on this evaluation, our Management concluded that our internal control over financial reporting was effective as of December 31, 2006 based on the COSO criteria. Our Management’s evaluation of the effectiveness of our internal control over financial reporting has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is shown on pages F-2 and F-3 of this annual report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Group’s internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT	COMMITTEE FINANCIAL EXPERT

In May 2003, the Board of Directors determined Mr. V. F. Moore to be our audit committee financial expert.

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

Management and staff receive periodic training on the Code and its implications from time to time. Staff at senior and middle management level is required to sign annual statements confirming compliance with the Code. During 2006, there were eight breaches of the Code. Sanctions associated with these code breaches ranged from reprimands to dismissal. None of the breaches of the Code involved senior managers or was material to the Group’s financial statements or overall operations. No waivers of any of the requirements of the Code were granted to any director or senior manager or, for that matter, any other employee.

To establish a shared vision and a common set of values for all of our employees throughout the Group, our Code has been progressively adapted to all our wholly-owned subsidiaries. In the case of joint ventures or companies in which we do not hold a controlling interest, our representatives concerned are expected to act in accordance with the Code themselves and to do everything possible to influence those with whom they are working to ensure that they also act to similar standards of integrity and ethical behavior.

The text of the Code is posted on our website www.clpgroup.com under the “About CLP — Resources Centre — Publications — From Vision to Reality – The CLP Value Framework — Code of Conduct” section.

In keeping with best practices, an Antifraud Policy was developed to further emphasize our Company’s commitment to preventing, detecting and reporting fraud. The Policy is also posted on our website at www.clpgroup.com under the “Corporate Governance — Code on Corporate Governance and Policies — Anti-Fraud Policy” section. In addition, fraud risk assessments are now conducted on a regular basis for all business units.

CONTROL ENVIRONMENT

CLP has had in place for many years an integrated framework of internal controls which is consistent with the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework. Under our framework, Management is primarily responsible for the design, implementation, and maintenance of internal controls, while the Board of Directors and its Audit Committee oversee the actions of Management and monitor the effectiveness of the controls that have been put in place.

CLP has long recognized that an ethical corporate culture is the only reliable cornerstone upon which we can grow our Company. Thus, CLP strives to nourish a culture where everyone in the Group is committed to honest and open business practices. We therefore consciously create and maintain an environment which rewards ethical behavior.

As part of our efforts in nourishing an ethical corporate culture, we make sure that every employee knows what values our Company treasures. We let our people know that these values should be used as guiding principles when carrying out our activities. In pursuit of our goals, CLP espouses the following core values towards its stakeholders and key aspects of its operations:

•	CLP cares for people
•	CLP cares for the community
•	CLP cares for the environment
•	CLP cares about performance
•	CLP respects laws and standards
•	CLP values innovation and knowledge

To set the tone for the Group and to provide and communicate moral guidance, our expectations related to duty and integrity are clearly spelled out in formal policy manuals, which include our Code of Conduct and Management Control Standards Manual. Overseas subsidiaries are required to implement similar controls.

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

Our Management Control Standards form the backbone upon which all our major policies and procedures are built. These standards collectively set out the basic control standards required for the formulation and administration of Group policies and for the planning, organizing, and functioning of business entities. They cover basic control standards required for administrative and operating activities such as delegation of authority, personnel administration, planning, budgeting performance monitoring, contracting, computer systems and facilities, safeguarding information and derivative financial instruments. They also cover basic control standards established to ensure the integrity and objectivity of the accounting and financial records and to ensure that the objectives of authorization, accounting and safeguarding of assets are met.

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

As a foreign private issuer, CLP Holdings Limited has to comply with the US Sarbanes-Oxley Act (the Act) of 2002. Under Section 404 of the Act, Management has to prepare annually a report on the issuer’s system of internal control over financial reporting and to provide its opinion as to whether or not such controls are effective starting with the fiscal year ending on or after July 15, 2006. To this end, since early 2004, Management and employees, assisted by external consultants with particular experience in the design and implementation of internal control systems, have evaluated our control environment, conducted risk assessments of businesses and processes, both at the entity level and the various processes/transactions levels, and documented those processes which are critical to the Group’s performance.

Through this exercise, key risks have been identified, along with the controls required to mitigate those risks. All key controls are now tested periodically by process owners/cross-functional teams and the internal auditors, with reference to the assessed risks. Based on the results of those tests, process owners are able to certify to Senior Management that their internal controls are working as intended or that necessary corrections have been made where control weaknesses have been found. Internal auditors also inform Senior Management whether controls have been working properly or that changes were made to ensure the integrity of financial statements.

In order to ensure that the risk management framework for the merchant energy business in Australia is adequate and effective, a Risk Management Committee of TRUenergy reviews and considers risk related issues affecting, or potentially affecting, the TRUenergy business such as policies relating to energy trading, derivatives and credit risk management.

In keeping with best practices, CLP Holdings has developed and implemented an anti-fraud policy that states the Company’s commitment to preventing, detecting and reporting fraud. The policy clearly defines the roles and responsibilities of directors, officers, employees and auditors in developing and carrying out specific programs to eliminate fraud. Starting with the financial year 2006, individual managers are required to make annual representations related to the prevention, identification and detection of fraud in their respective areas.

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

The Audit Committee reviews the findings and opinion of Group Internal Audit and Management on the effectiveness of our Company’s system of internal control twice each year, and reports annually to the Board. In respect of the year ended December 31, 2006, the Board considered our internal control system as well as our disclosure controls and procedures effective and adequate.

ITEM 16C. PRINCIPAL	ACCOUNTANT FEES AND SERVICES

	Total Fees
	2005	2006
	(in HK$ millions)
Audit fees	17	30
Audit-related fees	20*	2
Tax fees	-	1
Other fees	-	-

Total	37	33

*	HK$3M out of this amount was capitalized

AUDIT FEES

Audit fees are fees billed for professional services rendered for the annual audit of our consolidated financial statements and the review of our statutory financial statements or financial information. As compliance with Section 404 of the Sarbanes-Oxley Act of 2002 became effective in 2006, compliance review fees were categorized as audit-related fees starting from 2006.

AUDIT-RELATED FEES

Audit-related fees were billed for assurance and related services that are not reported under “Audit fees”. These services include due diligence and accounting/tax advisory services relating to business development, US compliance review services and other advisory services.

TAX FEES

Tax fees include fees billed for tax compliance and advisory services.

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

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.         FINANCIAL STATEMENTS

The following financial statements and documents are filed as part of this annual report on Form 20-F:

Report of Independent Registered Public Accounting Firm	F –2 to F-3

Consolidated Income Statements for the years ended December 31, 2004, 2005 and 2006	F – 4

Consolidated Balance Sheets as of December 31, 2005 and 2006	F –5 to F –6

Consolidated Statements of Changes in Equity for the years ended December 31, 2004, 2005 and 2006	F –7 to F –8

Consolidated Cash Flow Statements for the years ended December 31, 2004, 2005 and 2006	F – 9

Notes to the Consolidated Financial Statements	F –10 to F –74

Scheme of Control Statement	F –75 to F –76

ITEM 18.         FINANCIAL STATEMENTS

Not applicable.

ITEM 19.         EXHIBITS

Exhibit Index

Exhibit No.	Description

1.1*	Memorandum and Articles of Association of our Company.

2.1**

Trust Deed in respect of the US$1,500,000,000 Medium-Term Note Program, established by our indirectly wholly-owned subsidiary, CLP Power Hong Kong Financing Limited on April 3, 2002 and guaranteed by CLP Power Hong Kong Limited, modified by the First and Second Supplemental Trust Deeds dated April 15, 2003 and June 3, 2005, respectively.

4.1***	Side letter in respect of Scheme of Control Agreement dated March 29, 2004 among CLP Power, CAPCO, ExxonMobil Energy Limited and the HKSAR Government.

8.1	List of subsidiaries. See “Item 4. Information on the Company — C. Organizational Structure”.

12.1	Certification by our Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by our Group Executive Director & Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by our Chief Executive Officer pursuant to 18 USC. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by our Group Executive Director & Chief Financial Officer pursuant to 18 USC. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

_______________

*	Memorandum and Articles of Association of our Company were incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

**

Trust Deed dated April 3, 2002 was incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2001, dated June 25, 2002 and filed with the Securities and Exchange Commission on June 27, 2002. The First and Second Supplemental Trust Deed dated April 15, 2003 and June 3, 2005, respectively were incorporated by reference to Exhibit 2.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

***	Incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F for the year ended December 31, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLP HOLDINGS LIMITED

By:	/s/ Mr. Peter P. W. Tse

Peter P. W. Tse
Group Executive Director & Chief Financial Officer

Date:    June 22, 2007

INDEX TO FINANCIAL STATEMENTS

Page

CLP Holdings Limited

Report of Independent Registered Public Accounting Firm	F-2 to F-3

Consolidated Income Statements for the years ended December 31, 2004, 2005 and 2006	F-4

Consolidated Balance Sheets as of December 31, 2005 and 2006	F-5 to F-6

Consolidated Statements of Changes in Equity for the years ended December 31, 2004, 2005 and 2006	F-7 to F-8

Consolidated Cash Flow Statements for the years ended December 31, 2004, 2005 and 2006	F-9

Notes to the Consolidated Financial Statements	F-10 to F-74

Scheme of Control Statement	F-75 to F-76

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of CLP Holdings Limited

We have completed an integrated audit of CLP Holdings Limited’s December 31, 2006 consolidated financial statements on pages F-4 to F-74 and of its internal control over financial reporting as of December 31, 2006 and audits of its December 31, 2005 and December 31, 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in equity and cash flows present fairly, in all material respects, the financial position of CLP Holdings Limited and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Hong Kong. These financial statements are the responsibility of CLP Holdings Limited’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2(B) to the consolidated financial statements, CLP Holdings Limited retrospectively adopted the Hong Kong Financial Reporting Standard (“HKFRS”) - Interpretation 4 issued by the Hong Kong Institute of Certified Public Accountants during the year ended December 31, 2006. The effect of adoption of HKFRS-Int 4 is set out in Note 2(B) to the consolidated financial statements.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). Information relating to the nature and effect of such differences is presented in Note 39 to the consolidated financial statements.

Report of Independent Registered Public Accounting Firm (continued)

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting” appearing under Item 15, that CLP Holdings Limited maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, CLP Holdings Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. CLP Holdings Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of CLP Holdings Limited’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong

June 22, 2007

CLP HOLDINGS LIMITED

Consolidated Income Statements

for the year ended December 31, 2004, 2005 and 2006

	Note	2004	2005	2006	2006
		HK$M	HK$M	HK$M	US$M
		(Restated)	(Restated)

Revenue	7	30,649	38,491	45,702	5,876

Expenses
Purchases of electricity, gas and distribution services		(5,132)	(9,880)	(13,924)	(1,790)
Operating lease and lease service payments	8	(6,529)	(7,063)	(7,176)	(923)
Staff expenses		(1,284)	(1,505)	(1,812)	(233)
Fuel and other operating costs		(3,181)	(4,098)	(5,710)	(734)
Depreciation and amortization		(3,806)	(4,359)	(4,968)	(639)

		(19,932)	(26,905)	(33,590)	(4,319)

Other income, net	9	214	-	55	7

Operating profit	10	10,931	11,586	12,167	1,564

Finance costs	11	(4,083)	(4,445)	(4,762)	(612)
Finance income	11	63	124	138	18
Share of results, net of income tax
jointly controlled entities	12, 20	2,955	3,182	2,936	377
associated companies	12, 21	197	127	114	15

Profit before income tax		10,063	10,574	10,593	1,362

Income tax (expense)/credit	13
current and deferred, excluding tax consolidation benefit		(1,334)	(1,159)	(683)	(88)
deferred, tax consolidation benefit from Australia		-	2,004	-	-

		(1,334)	845	(683)	(88)

Profit for the year		8,729	11,419	9,910	1,274
Loss/(profit) attributable to minority interest		-	1	(10)	(1)

Earnings attributable to shareholders	14	8,729	11,420	9,900	1,273

Dividends	15
Interim dividends paid
Ordinary		3,251	3,468	3,612	464
Final dividends proposed
Ordinary		1,758	1,999	2,144	276
Special		361	265	48	6

		5,370	5,732	5,804	746

Earnings per share, basic and diluted	16	HK$3.62	HK$4.74	HK$4.11	US$0.53

CLP HOLDINGS LIMITED

Consolidated Balance Sheets

as at December 31, 2005 and 2006

		2005	2006	2006
	Note	HK$M	HK$M	US$M
		(Restated)

Non-current assets
Fixed assets	17(A)	79,509	83,418	10,726
Leasehold land and land use rights	17(B)	2,233	2,235	287
Goodwill and other intangible assets	18	6,930	7,326	942
Interests in jointly controlled entities	20	16,719	19,173	2,465
Interests in associated companies	21	1,798	8	1
Finance lease receivables	22	2,806	2,740	352
Deferred tax assets	29	2,537	3,305	425
Derivative financial instruments	23	260	425	55
Other non-current assets		506	145	19

		113,298	118,775	15,272

Current assets
Inventory – stores and fuel		596	647	83
Trade and other receivables	24	6,759	8,799	1,132
Finance lease receivables	22	127	126	16
Derivative financial instruments	23	1,302	1,131	146
Bank balances, cash and other liquid funds	25	2,041	1,613	207

		10,825	12,316	1,584

Current liabilities
Customers’ deposits		(3,308)	(3,417)	(440)
Trade and other payables	26	(6,079)	(5,893)	(758)
Income tax payable		(391)	(186)	(24)
Bank loans and other borrowings	27	(3,508)	(4,264)	(548)
Obligations under finance leases	28	(1,803)	(1,945)	(250)
Derivative financial instruments	23	(1,134)	(1,285)	(165)

		(16,223)	(16,990)	(2,185)

Net current liabilities		(5,398)	(4,674)	(601)

Total assets less current liabilities		107,900	114,101	14,671

CLP HOLDINGS LIMITED

Consolidated Balance Sheets (continued)

as at December 31, 2005 and 2006

		2005	2006	2006
	Note	HK$M	HK$M	US$M
		(Restated)

Financed by:
Equity
Share capital	30	12,041	12,041	1,548
Share premium		1,164	1,164	150
Reserves	31
Proposed dividends		2,264	2,192	282
Others		35,160	40,441	5,200

Shareholders’ funds		50,629	55,838	7,180
Minority interest		111	78	10

		50,740	55,916	7,190

Non-current liabilities
Bank loans and other borrowings	27	25,883	26,014	3,345
Obligations under finance leases	28	19,694	20,865	2,683
Deferred tax liabilities	29	5,718	6,054	778
Derivative financial instruments	23	444	735	94
Fuel clause account	32	323	294	38
Scheme of Control (SoC) reserve accounts	33	4,174	3,346	430
Other non-current liabilities		924	877	113

		57,160	58,185	7,481

Equity and non-current liabilities		107,900	114,101	14,671

CLP HOLDINGS LIMITED

Consolidated Statements of Changes in Equity

for the year ended December 31, 2004, 2005 and 2006

		Attributable to shareholders
	Note	Share Capital HK$M	Share Premium HK$M	Reserves HK$M	Minority Interest HK$M	Total HK$M

Balance as at January 1, 2004
- as previously reported		12,041	1,164	27,036	393	40,634
- changes in accounting policies		-	-	332	-	332

- as restated		12,041	1,164	27,368	393	40,966

Net exchange gains		-	-	428	4	432
Profit for the year		-	-	8,729	-	8,729

Total recognized income for the year		-	-	9,157	4	9,161

Dividends paid
2003 finals		-	-	(1,806)	-	(1,806)
2004 interims		-	-	(3,251)	-	(3,251)
Acquisition of remaining interest in a subsidiary		-	-	-	(397)	(397)
Share of movements in reserves of
- jointly controlled entities		-	-	2	-	2
- associated companies		-	-	(32)	-	(32)

		-	-	(5,087)	(397)	(5,484)

Balance as at December 31, 2004		12,041	1,164	31,438	-	44,643

Balance as at January 1, 2005, as per above		12,041	1,164	31,438	-	44,643
- changes in accounting policies		-	-	1,032	-	1,032

- as restated		12,041	1,164	32,470	-	45,675

Net exchange losses	31	-	-	(1,069)	-	(1,069)
Cash flow hedges, net of tax	31	-	-	54	-	54
Revaluation of assets, net of tax	31	-	-	117	-	117

Net losses recognized directly in equity		-	-	(898)	-	(898)
Profit/(loss) for the year		-	-	11,420	(1)	11,419

Total recognized income/(loss) for the year		-	-	10,522	(1)	10,521

Dividends paid
2004 finals		-	-	(2,119)	-	(2,119)
2005 interims		-	-	(3,468)	-	(3,468)
Minority interest arising from business combination		-	-	-	112	112
Share of movements in reserves of
- jointly controlled entities	31	-	-	14	-	14
- associated companies	31	-	-	5	-	5

		-	-	(5,568)	112	(5,456)

Balance as at December 31, 2005		12,041	1,164	37,424	111	50,740

CLP HOLDINGS LIMITED

Consolidated Statements of Changes in Equity (continued)

for the year ended December 31, 2004, 2005 and 2006

		Attributable to shareholders

	Note	Share Capital HK$M	Share Premium HK$M	Reserves HK$M	Minority Interest HK$M	Total HK$M

Balance as at January 1, 2006, as per above		12,041	1,164	37,424	111	50,740

Net exchange gains	31	-	-	1,425	4	1,429
Cash flow hedges, net of tax	31	-	-	(467)	-	(467)
Revaluation of assets, net of tax	31	-	-	22	-	22

Net gains recognized directly in equity		-	-	980	4	984
Profit for the year		-	-	9,900	10	9,910

Total recognized income for the year		-	-	10,880	14	10,894

Dividends paid
2005 finals		-	-	(2,264)	-	(2,264)
2006 interims		-	-	(3,612)	-	(3,612)
Acquisition of additional interest in a subsidiary	5(C)	-	-	-	(47)	(47)
Share of movements in reserves of
- jointly controlled entities	31	-	-	223	-	223
- associated companies	31	-	-	(18)	-	(18)

		-	-	(5,671)	(47)	(5,718)

Balance as at December 31, 2006		12,041	1,164	42,633	78	55,916

CLP HOLDINGS LIMITED

Consolidated Cash Flow Statements

for the year ended December 31, 2004, 2005 and 2006

		2004	2005	2006	2006

	Note	HK$M	HK$M	HK$M	US$M

Operating activities
Net cash inflow from operations	34	15,887	16,578	16,745	2,153
Operating interest paid		(3,591)	(3,858)	(4,407)	(567)
Interest received		62	118	143	19
Income tax paid		(562)	(1,085)	(1,009)	(130)

Net cash inflow from operating activities		11,796	11,753	11,472	1,475

Investing activities
Capital expenditure		(5,283)	(5,169)	(5,826)	(749)
Capitalized interest paid		(266)	(283)	(289)	(37)
Purchases of intangible assets		-	-	(10)	(1)
Proceeds from disposal of fixed assets		252	215	143	18
Proceeds from disposal of other assets		55	46	-	-
Net cash outflow for acquisition of subsidiaries		-	(12,439)	-	-
Acquisition of additional interest in a subsidiary	5(C)	-	-	(39)	(5)
Acquisition of remaining interest in a subsidiary		(376)	-	-	-
Net cash outflow on settlement of forward contracts for investment hedging		(183)	-	-	-
Investments in and advances to jointly controlled entities		(565)	(728)	(846)	(109)
Dividends received from
- jointly controlled entities		3,066	3,056	2,775	357
- associated company		60	61	-	-

Net cash outflow from investing activities		(3,240)	(15,241)	(4,092)	(526)

Net cash inflow/(outflow) before financing activities		8,556	(3,488)	7,380	949

Financing activities
Proceeds from long-term borrowings		2,700	21,272	16,354	2,103
Repayment of long-term borrowings		(2,798)	(11,070)	(17,161)	(2,207)
Repayment of obligations under finance leases		(1,611)	(1,759)	(1,958)	(252)
(Decrease)/increase in short-term borrowings		(145)	239	787	101
Dividends paid		(5,057)	(5,587)	(5,876)	(755)

Net cash (outflow)/inflow from financing activities		(6,911)	3,095	(7,854)	(1,010)

Net increase/(decrease) in cash and cash equivalents		1,645	(393)	(474)	(61)

Cash and cash equivalents at beginning of year		787	2,520	2,041	263
Effect of exchange rate changes		88	(86)	46	5

Cash and cash equivalents at end of year		2,520	2,041	1,613	207

Analysis of balances of cash and cash equivalents
Short-term investments		21	377	-	-
Deposits with banks		2,382	1,481	1,336	172
Cash at banks and on hand		117	183	277	35

		2,520	2,041	1,613	207

Notes to the Consolidated Financial Statements

1.	General Information

The Company, CLP Holdings Limited, and its subsidiaries are collectively referred to as the Group in the consolidated financial statements. The Company is a limited liability company incorporated and listed in Hong Kong. The principal activity of the Company is investment holding whilst the principal activities of the subsidiaries are the generation and supply of electricity in Hong Kong, Australia and India, and investment holding of power projects in the Chinese mainland, Southeast Asia and Taiwan.

The financial operations of the Company’s major subsidiary, CLP Power Hong Kong Limited (CLP Power Hong Kong), and its jointly controlled entity, Castle Peak Power Company Limited (CAPCO), are governed by a Scheme of Control (SoC) Agreement entered into with the HKSAR Government. Our electricity business in Hong Kong is therefore also referred to as the SoC business.

These financial statements have been approved for issue by the Board of Directors on February 28, 2007.

2.	Significant Accounting Policies

(A)	Basis of Preparation

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRS) issued by the Hong Kong Institute of Certified Public Accountants (HKICPA). They have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and financial liabilities (including derivative financial instruments) which are stated at fair value.

The preparation of the financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.

Notes to the Consolidated Financial Statements

2.	Significant Accounting Policies (continued)

(B)	Changes in Accounting Policies

(i)	Adoption of new/revised HKFRS effective January 1, 2006

The Group has adopted HKFRS-Int 4 “Determining whether an Arrangement contains a Lease”, which prescribes that the determination of whether an arrangement is or contains a lease shall be based on the substance of the arrangement. It requires an assessment of whether the fulfilment of the arrangement is dependent on the use of specific assets and the arrangement conveys a right to use such assets. The adoption of HKFRS-Int 4 has resulted in certain contractual arrangements on electricity supply and power purchase of the Group’s subsidiaries and jointly controlled entities being accounted for as finance or operating leases. In prior years, these arrangements were accounted for as normal sale and purchase contracts.

The change in this accounting policy has been applied retrospectively with comparative figures restated accordingly. The effects of the resulting changes are summarized as follows:

Consolidated Income Statements

For the year ended December 31	2004	2005	2006
	HK$M	HK$M	HK$M

Decrease in revenue	(92)	(93)	(116)
Decrease in expenses	2,962	2,984	3,242
Increase in finance costs	(2,784)	(2,832)	(3,020)
Increase/(decrease) in share of results, net of income tax
- jointly controlled entities	58	83	40
- associated companies	9	(13)	(64)
Increase in income tax expense	(38)	(77)	(8)

Increase in earnings attributable to shareholders	115	52	74

Increase in earnings per share, basic and diluted (HK$)	0.04	0.02	0.03

Consolidated Balance Sheets

As at December 31	2004	2005	2006
	HK$M	HK$M	HK$M

Increase in fixed assets	17,001	18,694	20,154
Decrease in leasehold land and land use rights	-	(1)	(1)
Increase in interests in jointly controlled entities	117	200	306
Increase in interests in associated companies	180	157	-
Increase in finance lease receivables	3,183	2,933	2,866
Increase in other current assets	251	235	232
Increase in income tax payable	-	(15)	(15)
Increase in obligations under finance leases	(20,069)	(21,484)	(22,794)
Increase in deferred tax liabilities	(177)	(246)	(259)
(Increase)/decrease in other non-current liabilities	(42)	(3)	58

Increase in net assets	444	470	547

Other new/revised HKFRS effective January 1, 2006 have no significant impact on the Group’s financial statements.

Notes to the Consolidated Financial Statements

2.	Significant Accounting Policies (continued)

(B)	Changes in Accounting Policies (continued)

(ii)	New/revised HKFRS that have been issued but are not yet effective

The following new/revised HKFRS which have been issued are mandatory for the Group’s accounting periods beginning on or after January 1, 2007 and the Group has not early adopted:

•	Amendment to HKAS 1 “Capital Disclosures”
•	HKFRS 7 “Financial Instruments: Disclosures”
•	HK(IFRIC)-Int 10 “Interim Financial Reporting and Impairment”

Apart from certain presentational changes, the adoption of the above new/revised HKFRS will have no significant impact on the Group’s financial statements.

(C)	Basis of Consolidation

The consolidated financial statements of the Group incorporate the financial statements of the Company and its subsidiaries made up to December 31 and include the Group’s interests in jointly controlled entities and associated companies on the basis set out in Note (E) and Note (F) below, respectively.

The results of subsidiaries acquired during the year are included in the consolidated income statement from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries. Purchases of minority interests result in goodwill, being the difference between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired.

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated on consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries, jointly controlled entities and associated companies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Notes to the Consolidated Financial Statements

2.	Significant Accounting Policies (continued)

(D)	Subsidiaries

A subsidiary is an entity which is controlled by the Company through, directly or indirectly, controlling the composition of the board of directors, controlling more than half of the voting power or holding more than half of the issued share capital. Control represents the power to govern the financial and operating policies of that entity. Where an entity in which the Company holds, directly or indirectly, more than half of the issued share capital, is excluded from consolidation on the grounds of lack of effective control, it would be accounted for as a jointly controlled entity or an associated company, as appropriate.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

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

(E)	Jointly Controlled Entities

A jointly controlled entity is a joint venture in which the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

Interests in jointly controlled entities in the consolidated financial statements are accounted for by the equity method of accounting. The Group’s share of its jointly controlled entities’ post-acquisition results is recognized in the consolidated income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. In the consolidated balance sheet, interests in jointly controlled entities comprise the Group’s share of the net assets and its net advances made to the jointly controlled entities (where the advances are neither planned nor likely to be settled in the foreseeable future), plus goodwill identified on acquisition and net of accumulated impairment losses.

Unrealized gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group’s interest in the jointly controlled entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the assets transferred.

Notes to the Consolidated Financial Statements

2.	Significant Accounting Policies (continued)

(F)	Associated Companies

An associated company is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Interests in associated companies in the consolidated financial statements are accounted for by the equity method of accounting. The Group’s share of its associated companies’ post-acquisition results is recognized in the consolidated income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. In the consolidated balance sheet, interests in associated companies comprise the Group’s share of the net assets and its net advances made to the associated companies (where the advances are neither planned nor likely to be settled in the foreseeable future), plus goodwill identified on acquisition and net of accumulated impairment losses.

Unrealized gains on transactions between the Group and its associated companies are eliminated to the extent of the Group’s interest in the associated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the assets transferred.

(G)	Foreign Currency Translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Hong Kong dollars, which is the Company’s functional and presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

For subsidiaries, jointly controlled entities and associated companies that have a functional currency different from the Group’s presentation currency (i.e. Hong Kong dollars), assets and liabilities for each balance sheet presented are translated at the year-end closing rate; whilst income and expenses for each income statement item are translated at average exchange rates for the year (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the date of the transactions). All resulting exchange differences are recognized as a separate component of equity. When a foreign entity is sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the year-end closing rate.

Notes to the Consolidated Financial Statements

2.	Significant Accounting Policies (continued)

(H)	Segment Reporting

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

Segment assets consist primarily of fixed assets, intangible assets, receivables and other operating assets, and exclude investments in jointly controlled entities and associated companies and income tax assets. Segment liabilities comprise operating liabilities and exclude items such as income tax liabilities and borrowings. Segment revenue is based on the country in which the electricity is generated and/or services are rendered. Segment capital additions represent the total cost incurred during the year to acquire fixed assets and other segment assets that are expected to be used for more than one year.

Unallocated items comprise mainly corporate expenses, corporate assets, and the Company’s liquid funds and borrowings.

(I)	Revenue

Revenue primarily represents sales of electricity and gas, engineering and maintenance service fees, other electricity-related revenue such as temporary electricity supply works and reconnection fees and adjustments stipulated under the SoC. It is measured at the fair value of the consideration received or receivable, net of applicable tax, discounts and rebates.

Sales of electricity and gas are based on either actual and accrued consumption derived from meter readings or the amount billed in accordance with the terms of the contractual agreements where applicable during the year. Other revenue is recognized when services are rendered or sales are completed.

Lease service income comprises servicing income and fuel costs received from lessees with respect to the leased assets. Finance lease income represents the interest element of the lease receipts on lease receivables and lease income is recognized over the lease period using the effective interest method.

Interest income is recognized on a time proportionate basis using the effective interest method.

(J)	Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All repairs and maintenance are charged to the income statement during the year in which they are incurred. For any asset replacement, the carrying amount of the replaced part is derecognized. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Notes to the Consolidated Financial Statements

2.	Significant Accounting Policies (continued)

(J)	Fixed Assets (continued)

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

Under the SoC, leasehold land is considered as one class of fixed assets on which a permitted return is earned and is amortized over the unexpired term of the lease.

Fixed assets used for the non-SoC business, primarily relating to the electricity business located outside Hong Kong, are also depreciated on a straight-line basis. Their estimated useful lives are similar to those of the SoC fixed assets and are set out as follows:

Buildings	30 – 40 years
Generating plant	17 – 31 years
Switchgear and transformers	17 – 45 years
Gas storage plant	25 years
Other equipment	10 – 30 years
Furniture and fittings	5 – 10 years
Computers and office equipment	3 – 7 years
Motor vehicles	3 – 10 years
Leasehold land	unexpired term of the lease
Land use rights	30 years
Freehold land	not depreciable

The assets’ residual values and useful lives are reviewed and adjusted, if appropriate, at each balance sheet date.

For plant under construction, no depreciation is provided until the construction is completed and the assets are ready for their intended use.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the income statement.

Notes to the Consolidated Financial Statements

2.	Significant Accounting Policies (continued)

(K)	Leases

Leases of assets in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under an operating lease, e.g. up-front payments for leasehold land or land use rights, are amortized on a straight-line basis over the term of the lease to the income statement.

Leases of assets where the lessee has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at their commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. A fixed asset under a finance lease is depreciated over the shorter of its useful life or the lease term.

For a finance lease, each lease receipt/payment is allocated between the receivable/liability and finance income/charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the lease receipt/payment is recognized in the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the receivable/liability for each period.

For an operating lease, the lease income/expense is recognized over the term of the lease on a straight-line basis.

In the case of an electricity supply or a power purchase contractual arrangement, where the fulfillment of the arrangement is dependent on the use of specific assets and the arrangement conveys a right to use these assets, such a contractual arrangement is accounted for as a finance or operating lease. Payments for services and the cost of inputs of the arrangement are excluded from the calculation of the minimum lease payments.

(L)	Intangible Assets

(i)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary, jointly controlled entity or associated company at the date of acquisition. It is capitalized in the balance sheet as a separate asset if it relates to the acquisition of a subsidiary or included within interests in jointly controlled entities or associated companies if arising from an acquisition of these respective entities. Goodwill is tested for impairment annually or whenever there is an indication that it may be impaired and is carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash generating units for the purpose of impairment testing. The allocation is made to those cash generating units which are expected to benefit from the business combination in which the goodwill arose.

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

Notes to the Consolidated Financial Statements

2.	Significant Accounting Policies (continued)

(M)	Derivative Financial Instruments and Hedging Activities

A derivative is initially recognized at fair value on the date a derivative contract is entered into and is subsequently remeasured at its fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either hedges of the fair value of recognized assets or liabilities or firm commitment (fair value hedges) or hedges of highly probable forecast transactions (cash flow hedges).

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

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(ii)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statement.

Amounts accumulated in equity are transferred to the income statement in the periods when the hedged item affects earnings. However, when the highly probable forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(iii)	Derivatives not qualifying for hedge accounting or held for trading purposes

Certain derivative financial instruments do not qualify for hedge accounting or are held for trading purposes. Changes in the fair value of these derivative financial instruments are recognized immediately in the income statement.

Notes to the Consolidated Financial Statements

2.	Significant Accounting Policies (continued)

(M)	Derivative Financial Instruments and Hedging Activities (continued)

(iii) Derivatives not qualifying for hedge accounting or held for trading purposes (continued)

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

(N)	Inventory

Inventory comprises stores and fuel which are stated at the lower of cost and net realizable value. Cost is calculated on the weighted average basis for stores. For fuel, the cost is measured on the first-in, first-out basis for oil and naphtha and weighted average basis for gas. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(O)	Trade and Other Receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtors, probability that the debtor will enter into bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the provision is recognized in the income statement.

(P)	Cash and Cash Equivalents

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

(Q)	Impairment of Assets

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

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

Notes to the Consolidated Financial Statements

2.	Significant Accounting Policies (continued)

(Q)	Impairment of Assets (continued)

An impairment loss recognized in prior years for an asset other than goodwill is reversed when there is a favorable change in the estimates used to determine the recoverable amount of an asset. A reversal of the impairment loss is limited to the asset’s carrying amount (net of accumulated amortization or depreciation) that would have been determined had no impairment loss been recognized in prior years.

(R)	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition or issue of a financial liability. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is amortized to the income statement or cost of the qualifying assets over the period of the borrowings using the effective interest method.

Borrowing costs are charged to the income statement in the year in which they are incurred, except to the extent that they are capitalized when they are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(S)	Deferred Tax

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred tax is also provided on temporary differences arising on investments in subsidiaries, jointly controlled entities and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(T)	Provisions and Contingent Liabilities

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated.

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

Notes to the Consolidated Financial Statements

2.	Significant Accounting Policies (continued)

(U)	Employee Benefits

(i)	Retirement benefits

The Group operates and/or participates in a number of defined contribution plans in Hong Kong, including the CLP Group Provident Fund Scheme and Mandatory Provident Fund (MPF) scheme administrated by HSBC Life (International) Limited. These schemes are set up as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance. The assets of these schemes are held in separate trustee-administered funds. The pension plans are funded by payments from employees and by the participating companies of the Group, and provide benefits linked to contributions and investment returns on the plans. The Group has no further payment obligations once the contributions have been paid.

Contributions to the defined contribution plans are recognized as an expense in the income statement in the year to which the contributions relate, except to the extent that they are capitalized as part of the cost of qualifying assets.

The Group’s employees outside Hong Kong are covered by the respective retirement schemes in accordance with local legislation.

(ii)	Incentive bonus and employee leave entitlement

Provisions are made for the estimated liability for incentive bonus and employee leave entitlement as a result of services rendered by employees up to the balance sheet date.

(V)	Related Parties

Related parties are individuals and companies, including subsidiaries, fellow subsidiaries, jointly controlled entities, associated companies and key management personnel, where the individual or company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. A close family member of any such individual is considered to be a related party. Parties are also considered to be related if they are under common control.

3.	Critical Accounting Estimates and Judgments

In preparing the consolidated financial statements, management is required to exercise significant judgments in the selection and application of accounting principles, including making estimates and assumptions. The following is a review of the more significant accounting policies that are impacted by judgments and uncertainties and for which different amounts may be reported under a different set of conditions or using different assumptions.

(A)	Asset Impairment

The Group has made substantial investments in tangible long-lived assets and equity investments outside Hong Kong. The Group conducts impairment reviews of these assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable or tests for impairment of goodwill annually in accordance with the relevant accounting standards. Determining whether an asset is impaired requires an estimation of the value in use, which requires the Group to estimate the future cash flows and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. In 2006, after reviewing the business environment as well as the Group’s objectives and past performance of the investments, management concluded that apart from an impairment loss of HK$1,176 million on fixed assets of Yallourn Power Station, Australia, there was no material impairment loss for goodwill and other long-lived assets.

Notes to the Consolidated Financial Statements

3.	Critical Accounting Estimates and Judgments (continued)

(B)	Deferred Tax

As at December 31, 2006, a deferred tax asset of HK$4,790 million (2005: HK$3,815 million) in relation to unused tax losses was recognized in the consolidated balance sheet. Estimating the deferred tax asset arising from tax losses requires a process that involves determining appropriate tax provisions, forecasting future years’ taxable income and assessing our ability to utilize tax benefits through future earnings. In cases where the actual future profits generated are less than expected, a material reversal of the deferred tax asset may arise, which would be recognized in the income statement for the period in which such a reversal takes place. The Group’s deferred tax asset arising from tax losses is from our Australian business. While the current financial models indicate that the tax losses can be utilized in the future, any changes in assumptions and estimates and in tax regulations can affect the recoverability of this deferred tax asset.

(C)	SoC Agreement

The financial operations of the Company’s major subsidiary, CLP Power Hong Kong, and its jointly controlled entity, CAPCO, are governed by a SoC Agreement entered into with the HKSAR Government.

The current SoC Agreement will expire on September 30, 2008. The HKSAR Government is in discussion with CLP Power Hong Kong and CAPCO regarding the post-2008 regulatory framework. The final post-2008 regulatory framework will be subject to negotiation and agreement between CLP Power Hong Kong, CAPCO and the Government. The Group considers that, under the post-2008 framework, there will not be any impairment to the fixed and other assets employed for the Hong Kong electricity business.

(D)	SoC-related Accounts

As stipulated in the SoC Agreement, the balance in the Development Fund shall represent a liability in the financial statements of CLP Power Hong Kong and shall not accrue to the benefit of its shareholders save as provided for by the SoC. In addition, an interest charge of 8% per annum on the Development Fund balance is to be accrued to the Rate Reduction Reserve account. CLP Power Hong Kong also has the obligation to maintain the fuel clause account, which represents the difference between an agreed standard cost of fuel and the actual fuel costs.

The Group considers that CLP Power Hong Kong is required under the SoC to discharge its obligations arising from the SoC upon the expiry of the SoC Agreement such that the account balances of the Development Fund, the Rate Reduction Reserve and the fuel clause account meet the definition of a liability. As a result, the Group recognizes, in accordance with the SoC Agreement, income from sales of electricity as revenue except to the extent that the sales in the current period give rise to liabilities. This classification is based on the existing SoC arrangement which will expire in 2008. Should there be any change to the terms of the existing SoC, a reclassification may be required.

Notes to the Consolidated Financial Statements

3.	Critical Accounting Estimates and Judgments (continued)

(E)	Lease Accounting

Effective January 1, 2006, the Group has adopted HKFRS-Int 4 “Determining whether an Arrangement contains a Lease”, which prescribes that the determination of whether an arrangement is or contains a lease shall be based on the substance of the arrangement. It requires an assessment of whether the fulfillment of the arrangement is dependent on the use of specific assets and the arrangement conveys a right to use such assets. The adoption of HKFRS-Int 4 has resulted in certain contractual arrangements on electricity supply and power purchase of the Group’s subsidiaries and jointly controlled entities being accounted for as finance lease. To apply finance lease accounting, a number of assumptions in the lease models, such as minimum lease payments, implicit interest rates, residual values of the power plants at the end of contract periods and discount rates, have been made. Any changes to these assumptions in the future will affect the value of the lease assets and liabilities recognized and the corresponding lease income and expenses in the Group’s financial statements.

4.	Financial Risk Management

(A)	Financial Risk Factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest risk and price risk), credit risk, liquidity risk and cash flow interest-rate risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize the impact of exchange rate, interest rate and wholesale market energy price fluctuations on the Group’s financial performance. The Group uses different derivative financial instruments to manage its exposure in these areas. Other than certain energy trading activities engaged by subsidiaries of CLP Australia Holdings Pty Ltd (CLP Australia), all derivative financial instruments are employed solely for hedging purposes.

Risk management for Hong Kong operations, predominately the Company and its major subsidiary CLP Power Hong Kong, is carried out by the Company’s central treasury department (Group Treasury) under policies approved by the Board of Directors or the Finance and General Committee of those respective companies. Overseas subsidiaries, jointly controlled entities and associated companies conduct their risk management activities in accordance with the policies approved by their respective Boards. Group Treasury identifies, evaluates and monitors financial risks in close co-operation with the Group’s operating units. The Group has written policies covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and cash management.

(i)	Market risk

(a)	Foreign exchange risk

The Group’s foreign currency exposures primarily arise from investments outside Hong Kong and CLP Power Hong Kong’s significant foreign currency obligations relating to its US dollar-denominated debts, nuclear power purchase off-take commitments and other fuel-related payments.

The Group uses forward contracts and currency swaps to manage its foreign exchange risk arising from future commercial transactions and recognized liabilities which are denominated in a currency that is not their functional currency. Hedging is only considered for firm commitments and highly probable forecast transactions. In order to mitigate the potential impact of foreign currency movement on electricity tariff in Hong Kong, CLP Power Hong Kong hedges all its US dollar debt repayment obligations for the full tenor and a significant portion of its US dollar

Notes to the Consolidated Financial Statements

4.	Financial Risk Management (continued)

(A)	Financial Risk Factors (continued)

(i)	Market risk (continued)

(a)	Foreign exchange risk (continued)

obligations on fuel purchases for up to five years, provided that the hedging can be accomplished at rates below the HKSAR Government’s historical target peg rate of HK$7.8:US$1.

With respect to the power project investments in the Asia-Pacific region, the Group is exposed to both foreign currency translation and transaction risks. The Group does not hedge the translation risk because translation gains or losses do not affect the project company’s cash flow or the Group’s annual profit until an investment is sold. The non-functional currency transaction exposures at the individual project company level, if not managed properly, can lead to significant financial distress. Our primary risk mitigation is therefore to ensure that project-level debt financings are implemented on a local currency basis to the maximum extent possible. Certain investments have also incorporated direct and indirect indexation in their project agreements to reduce earnings impact from foreign exchange fluctuations.

(b)	Wholesale market energy price risk

CLP Australia sells and purchases electricity to/from the Australia’s National Electricity Market. Hedging contracts are entered into to cover forecast generation loads and retail customer demands, despite its vertically integrated business structure which has been achieved since the acquisition of the MEB in May 2005. These contracts fix the price of electricity within a certain range for the purpose of hedging or protecting against fluctuations in the spot market price.

In addition to its physical market position, CLP Australia enters into financial transactions and other contractual commitments for energy trading purposes. This activity does create exposures which are actively monitored and managed.

CLP Australia manages such exposures through an established risk management framework consisting of policies to place appropriate limits on overall energy market exposures, delegations of authority on trading, pre-defined product lists, regular reporting of exposures, and segregation of duties. The corporate governance process also includes the oversight by a Risk Management Committee which acts on behalf of CLP Australia’s Board.

(ii)	Credit risk

The Group has no significant concentrations of credit risk with respect to the sales of electricity and/or gas in Hong Kong and Australia as their customer bases are widely dispersed in different sectors and industries. The Group has policies in place to monitor the financial viability of counterparties. CLP Power Hong Kong has established the credit policy to allow electricity sale customers to settle their bills within two weeks after issue. To limit the credit risk exposure, CLP Power Hong Kong also has the policy to require deposits from customers for an amount not exceeding the highest expected charge for 60 days determined from time to time by reference to the usage of the customers. For CLP Australia, receivables are due for settlement no more than 30 days after issue and collectibility is reviewed on an ongoing basis.

Gujarat Paguthan Energy Corporation Private Limited (GPEC), our subsidiary in India, sells all of its electricity output to Gujarat Urja Vikas Nigam Ltd (GUVNL) through a 20-year power purchase agreement (PPA). With management’s close

Notes to the Consolidated Financial Statements

4.	Financial Risk Management (continued)

(A)	Financial Risk Factors (continued)

(ii)	Credit risk (continued)

monitoring of outstanding receivables and the implementation of an amended PPA in recent years, the position of overdue and disputed receivables has improved significantly.

On the treasury side, all finance-related hedging transactions and deposits of the Company and its principal subsidiaries are made with counterparties with acceptable credit ratings to minimize credit exposure. The Group further assigns mark-to-market limits to its financial counterparties and monitors potential exposures to all counterparties. All derivatives transactions are entered into at the sole credit of the respective subsidiaries, jointly controlled entities and associated companies without recourse to the Company.

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

The appropriate level of the fixed/floating mix is determined for each operating company subject to a regular review. For instance, CLP Power Hong Kong conducts an annual review to determine a preferred fixed/floating interest rate mix appropriate for its business profile. Each overseas subsidiary and project company has developed its own hedging program taking into consideration project debt service sensitivities to interest rate movements, lender requirements, tax and accounting implications. As at December 31, 2006, 48% (2005: 54%) of the Group’s borrowings were at fixed rates.

(B)	Accounting for Derivative Financial Instruments and Hedging Activities

These are covered under the Significant Accounting Policies Note 2(M).

Notes to the Consolidated Financial Statements

4.	Financial Risk Management (continued)

(C)	Fair Value Estimation

The fair value of financial instruments traded in active markets (such as publicly traded derivatives) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using appropriate valuation techniques and making assumptions that are based on market conditions existing at each balance sheet date. A discounted cash flow method is used to determine the fair value of long-term borrowings. The fair value of forward foreign exchange contracts is calculated as the present value of expected future cash flows relating to the difference between the contract rates and the market forward rates at the balance sheet date. In measuring the swap transactions, the fair value is the net present value of the estimated future cash flows discounted at the market quoted swap rates.

The nominal values less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values.

5.	Changes in the Group

During the year, the Group (a) formed a jointly controlled entity, OneEnergy Limited (OneEnergy), with Mitsubishi Corporation of Japan, (b) transferred its interest in BLCP Power Limited (BLCP) in Thailand to an associated company of OneEnergy, and (c) acquired an additional interest in the Huaiji hydro power project in Guangdong, the Chinese mainland.

(A)	Formation of OneEnergy

On March 22, 2006, the Group and Mitsubishi Corporation of Japan formed a 50:50 jointly controlled entity, OneEnergy, for the purpose of acquiring interests in, and developing and operating, power generation businesses in Southeast Asia and Taiwan. The Group’s interest of 22.4% in Electricity Generating Public Company Limited (EGCO) in Thailand was injected into OneEnergy upon formation, resulting in a gain of HK$343 million.

(B)	Share Transfer of BLCP

On October 30, 2006, the Group executed a Share Purchase Agreement with EGCO for the transfer of the Group’s 50% interest in BLCP to EGCO at a total consideration of approximately HK$1,424 million. The gain arising from such share transfer amounted to HK$888 million.

(C)	Additional Interest in Huaiji Project

On August 31, 2006, the Group acquired an additional 9.9% interest in the Huaiji project at a consideration of HK$39 million. HK$8 million, being the excess of the corresponding share of the net assets acquired over the consideration, has been credited to the consolidated income statement.

Notes to the Consolidated Financial Statements

6.	Segment Information

The Group operates, through its subsidiaries, jointly controlled entities and associated companies, in five major geographical regions - Hong Kong, Australia, the Chinese mainland, India, and Southeast Asia and Taiwan. Information about the Group’s operations by geographical regions is as follows:

	Hong Kong	Australia	Chinese Mainland		India	Southeast Asia & Taiwan	Unallocated Items	Total
	HK$M	HK$M	HK$M		HK$M	HK$M	HK$M	HK$M

For year ended December 31, 2004
Revenue	26,923	2,000	-		1,721	1	4	30,649

Segment results	9,949	770	(181)		506	44	(157)	10,931
Share of results, net of income tax
jointly controlled entities	1,694	-	1,014	(a)	-	247	-	2,955
associated companies	(2)	-	-		-	199	-	197

Profit/(loss) before net finance costs and income tax	11,641	770	833		506	490	(157)	14,083
Finance costs								(4,083)
Finance income								63

Profit before income tax								10,063
Income tax expense								(1,334)

Earnings attributable to shareholders								8,729

Capital additions	5,924	511	7		-	3	6	6,451
Depreciation and amortization	3,394	425	2		(19)	2	2	3,806
Impairment charge	11	-	15		-	-	-	26

As at December 31, 2004
Segment assets
owned and leased fixed assets	60,554	11,919	3		11	12	10	72,509
other segment assets	4,148	398	212		6,200	34	52	11,044
Interests in
jointly controlled entities	6,845	-	6,643		-	1,627	-	15,115
associated companies	-	-	-		-	1,820	-	1,820
Deferred tax assets	-	1,043	-		-	-	-	1,043

Consolidated total assets	71,547	13,360	6,858		6,211	3,493	62	101,531

Segment liabilities
obligations under finance leases	20,069	-	-		-	-	-	20,069
other segment liabilities	10,731	971	60		522	31	66	12,381
Bank loans and other borrowings	8,945	6,106	-		1,397	120	2,206	18,774
Current and deferred tax liabilities	5,093	103	-		468	-	-	5,664

Consolidated total liabilities	44,838	7,180	60		2,387	151	2,272	56,888

Note (a):

Out of the HK$1,014 million, HK$727 million was attributed to investments in Guangdong Nuclear Power Joint Venture Company, Limited (GNPJVC) and Hong Kong Pumped Storage Development Company, Limited (PSDC), whose generating facilities serve Hong Kong.

Notes to the Consolidated Financial Statements

6.	Segment Information (continued)

	Hong Kong	Australia	Chinese Mainland		India	Southeast Asia & Taiwan	Unallocated Items	Total
	HK$M	HK$M	HK$M		HK$M	HK$M	HK$M	HK$M

For year ended December 31, 2005
Revenue	28,516	8,045	17		1,876	35	2	38,491

Segment results	10,553	643	(132)		695	(35)	(138)	11,586
Share of results, net of income tax
jointly controlled entities	1,782	16	1,102	(a)	-	282	-	3,182
associated companies	-	-	-		-	127	-	127

Profit/(loss) before net finance costs and income tax	12,335	659	970		695	374	(138)	14,895
Finance costs								(4,445)
Finance income								124

Profit before income tax								10,574
Income tax credit								845

Profit for the year								11,419
Loss attributable to minority interest								1

Earnings attributable to shareholders								11,420

Capital additions	8,029	750	2		2	-	1	8,784
Depreciation and amortization	3,684	663	7		2	1	2	4,359
Impairment charge	-	-	-		-	-	-	-

As at December 31, 2005
Segment assets
owned and leased fixed assets	64,621	14,196	669		11	4	8	79,509
other segment assets	5,013	12,374	247		5,845	44	37	23,560
Interests in
jointly controlled entities	7,092	1,093	6,888		-	1,646	-	16,719
associated companies	-	5	-		-	1,793	-	1,798
Deferred tax assets	-	2,504	33		-	-	-	2,537

Consolidated total assets	76,726	30,172	7,837		5,856	3,487	45	124,123

Segment liabilities

obligations under finance leases	21,484	13	-		-	-	-	21,497
other segment liabilities	11,287	4,271	150		557	44	77	16,386
Bank loans and other borrowings	11,528	11,108	228		1,236	-	5,291	29,391
Current and deferred tax liabilities	5,466	133	27		483	-	-	6,109

Consolidated total liabilities	49,765	15,525	405		2,276	44	5,368	73,383

Note (a):	Out of the HK$1,102 million, HK$760 million was attributed to investments in GNPJVC and PSDC, whose generating facilities serve Hong Kong.

Notes to the Consolidated Financial Statements

6.	Segment Information (continued)

	Hong Kong	Australia	Chinese Mainland		India	Southeast Asia & Taiwan	Unallocated Items	Total
	HK$M	HK$M	HK$M		HK$M	HK$M	HK$M	HK$M
For year ended December 31, 2006
Revenue	29,555	13,770	131		2,196	46	4	45,702

Segment results	10,761	(551)	(70)		962	1,233	(168)	12,167
Share of results, net of income tax
jointly controlled entities	1,532	24	1,058	(a)	-	322	-	2,936
associated companies	-	2	-		-	112	-	114

Profit/(loss) before net finance costs and income tax	12,293	(525)	988		962	1,667	(168)	15,217
Finance costs								(4,762)
Finance income								138

Profit before income tax								10,593
Income tax expense								(683)

Profit for the year								9,910
Profit attributable to minority interest								(10)

Earnings attributable to shareholders								9,900

Capital additions	8,089	1,101	31		2	-	5	9,228
Depreciation and amortization	4,053	874	36		2	1	2	4,968
Impairment charge	-	1,176	-		-	-	-	1,176

As at December 31, 2006
Segment assets
owned and leased fixed assets	68,236	14,492	675		3	2	10	83,418
other segment assets	5,705	11,860	499		6,026	1,056	41	25,187
Interests in
jointly controlled entities	7,300	1,199	6,523		-	4,151	-	19,173
associated companies	-	8	-		-	-	-	8
Deferred tax assets	-	3,264	41		-	-	-	3,305

Consolidated total assets	81,241	30,823	7,738		6,029	5,209	51	131,091

Segment liabilities
obligations under finance leases	22,794	16	-		-	-	-	22,810
other segment liabilities	11,148	3,959	77		534	37	92	15,847
Bank loans and other borrowings	13,053	10,954	253		1,224	-	4,794	30,278
Current and deferred tax liabilities	5,510	193	25		510	2	-	6,240

Consolidated total liabilities	52,505	15,122	355		2,268	39	4,886	75,175

Note (a):	Out of the HK$1,058 million, HK$751 million was attributed to investments in GNPJVC and PSDC, whose generating facilities serve Hong Kong.

Owing to its growing significance to the Group, India is identified as a reportable segment and is reported separately. The 2004 and 2005 comparative segment data have been restated.

No business analysis is shown as substantially all the principal activities of the Group are for the generation and supply of electricity. These businesses are managed and operated on an integrated basis in each region. It is therefore not considered appropriate to disclose the generation and supply businesses separately.

Notes to the Consolidated Financial Statements

7.	Revenue

An analysis of the Group revenue is as follows:

	2004 HK$M	2005 HK$M	2006 HK$M

Sales of electricity	28,659	34,928	39,662
Lease service income (A)	1,253	1,419	1,500
Finance lease income	460	453	423
Sales of gas	-	1,801	3,108
Other revenue	320	417	807

	30,692	39,018	45,500
Transfer (to)/from Development Fund (B)	(219)	(527)	202
Transfer from special provision account	176	-	-

	30,649	38,491	45,702

(A)

In accordance with HKFRS-Int 4, servicing income and fuel costs received from lessees with respect to the leased assets are not part of the minimum lease payments and are recognized as lease service income.

(B)

Pursuant to the SoC Agreement, if the gross tariff revenue in Hong Kong in any year exceeds or is less than the total of the operating costs, permitted return and taxation charges, such excess shall be added to, or such deficiency shall be deducted from, the Development Fund (Note 33).

8.	Operating Lease and Lease Service Payments

In accordance with HKFRS-Int 4, fuel and servicing charges paid to lessors with respect to the leased assets are not part of the minimum lease payments and are recognized as lease service payments.

9.	Other Income, net

	2004 HK$M	2005 HK$M	2006 HK$M

Gain on formation of OneEnergy (Note 5(A))	-	-	343
Gain on transfer of BLCP to EGCO (Note 5(B))	-	-	888
Impairment charge on fixed assets, before income tax (Note 17)	-	-	(1,176)
Property disposal gain	214	-	-

	214	-	55

Taking into account the income tax effect, the impairment charge on fixed assets was HK$823 million, and the after tax net other income is HK$408 million (Note 14).

Notes to the Consolidated Financial Statements

10. Operating	Profit

Operating profit is stated after charging/(crediting) the following:

	2004	2005	2006
	HK$M	HK$M	HK$M

Charging
Staff costs (A)
Salaries and other costs	1,564	1,769	2,070
Retiement benefits costs (B)	138	155	203
Auditors’ remuneration (C)
Audit	9	17	30
Permissible non-audit services	5	17	3
Operating lease expenditure for long-term hedge agreement with Ecogen	-	125	216
Net loss on disposal of fixed assets	293	188	216
Net fair value (gain)/loss on derivative financial instruments
Cash flow hedges, transfer from equity	-	(58)	13
Fair value hedges	-	-	(26)
Transactions not qualifying as hedges	-	96	132
Net exchange (gain)/loss	(48)	30	49

Crediting
Net rental income from properties	(14)	(14)	(13)
Capital gain on disposal of properties	(214)	(128)	(25)
Net loss/(gain) on disposal of other assets	38	(37)	-

(A)	Staff costs include amounts recharged to jointly controlled entities for services provided.

(B)

The retirement benefit plans for staff employed by Group companies in Hong Kong are regarded as defined contribution schemes. The current scheme, named CLP Group Provident Fund Scheme (GPFS), provides benefits linked to contributions and investment returns on the scheme. Contributions to defined contribution schemes, including GPFS and Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, totalled HK$186 million (2004: HK$184 million, 2005: HK$182 million), of which HK$65 million (2004: HK$61 million, 2005: HK$64 million) was capitalized.

Staff employed by subsidiaries outside Hong Kong are covered by appropriate local arrangements. Total contributions amounted to HK$82 million (2004: HK$15 million, 2005: HK$37 million,). The Group’s financial obligations to these arrangements are not material.

(C)

As US Sarbanes-Oxley Act Section 404 compliance audit became effective 2006, the related fees have now been reported as part of audit fees, whilst fees on preparation for compliance were included as part of permissible non-audit services in 2005. Permissible non-audit services in 2006 comprise primarily accounting/tax advisory services for business development.

Notes to the Consolidated Financial Statements

11. Finance	Costs and Income

	2004	2005	2006
	HK$M	HK$M	HK$M

Finance costs:
Interest expenses on
bank loans and overdrafts	713	905	949
other borrowings
- wholly repayable within five years	166	166	48
- not wholly repayable within five years	152	261	576
finance charges under finance leases	2,784	2,832	3,020
Development Fund and special provision account (A)	253	274	265
customers’ deposits and others	55	69	97
Subscription interest on outstanding purchase consideration for renewable projects	-	-	29
Other finance charges	117	62	45
Fair value loss on derivative financial instruments
Cash flow hedges, transfer from equity	-	174	1
Transactions not qualifying as hedges	-	-	2
Hedging costs and net exchange difference	104	(1)	5

	4,344	4,742	5,037
Less: amount capitalized (B)	(261)	(297)	(275)

	4,083	4,445	4,762

Finance income:
Interest income on
short-term investments and bank deposits	62	122	137
advance to a jointly controlled entity	1	2	1

	63	124	138

(A)

In accordance with the provisions of the SoC Agreement, CLP Power Hong Kong is required to credit, to a Rate Reduction Reserve in its financial statements, a charge of 8% per annum on the average balance of the Development Fund and special provision account (Note 33).

(B)	Finance costs have been capitalized at the average interest rate of 4.87% (2004: 4.06%, 2005: 4.70%) per annum for CLP Power Hong Kong and 6.35% (2004: 7.90%, 2005: 6.38%) per annum for CLP Australia.

12. Share of Results of Jointly Controlled Entities and Associated Companies

The share of results, net of income tax, of jointly controlled entities and associated companies is determined based on the financial statements for the year ended December 31 of the respective companies, after making adjustments to conform with the Group’s significant accounting policies.

Notes to the Consolidated Financial Statements

13. Income	Tax

Income tax in the consolidated income statement represents the income tax of the Company and subsidiaries and is analyzed below:

	2004	2005	2006
	HK$M	HK$M	HK$M

Current income tax
Hong Kong	869	1,009	779
Outside Hong Kong	29	67	100

	898	1,076	879

Deferred tax
Hong Kong	401	363	346
Outside Hong Kong, excluding tax consolidation benefit	35	(280)	(542)

	436	83	(196)
Tax consolidation benefit from Australia (A)	-	(2,004)	-

	436	(1,921)	(196)

	1,334	(845)	683

Hong Kong profits tax has been provided at the rate of 17.5% (2004 and 2005: 17.5%) on the estimated assessable profits for the year. Income tax on profits assessable outside Hong Kong has been provided at the rates prevailing in the respective jurisdictions.

The income tax on the Group’s profit before income tax differs from the theoretical amount that would arise using the Hong Kong profits tax rate as follows:

	2004	2005	2006
	HK$M	HK$M	HK$M

Profit before income tax	10,063	10,574	10,593
Less: share of results, net of income tax
jointly controlled entities	(2,955)	(3,182)	(2,936)
associated companies	(197)	(127)	(114)

	6,911	7,265	7,543

Calculated at an income tax rate of 17.5% (2004 and 2005: 17.5%)	1,209	1,271	1,320
Effect of different income tax rates in other countries	(37)	(128)	(459)
Income not subject to tax	(41)	(24)	(243)
Expenses not deductible for tax purposes	19	30	64
Transfers from/to SoC reserve accounts not subject to tax (Note 33)	52	140	11
Tariff rebates deductible for tax purposes	(32)	(61)	(156)
Under/(over)-provision in prior years	78	(114)	27
Utilization of previously unrecognized tax losses	-	-	(2)
Tax losses not recognized	86	45	121

	1,334	1,159	683
Tax benefit arising from tax consolidation adjustments (A)	-	(2,004)	-

Income tax expense/(credit)	1,334	(845)	683

(A)

In 2005, CLP Australia Holdings formed a tax consolidated group whereby CLP Australia Holdings and its Australian-resident wholly-owned subsidiaries have been treated as a single entity for income tax purposes. Pursuant to the relevant rules, CLP Australia Holdings reset the tax cost base of certain depreciable assets of its group, resulting in the adjustment of deferred tax balances and recognition of a one-time tax benefit of HK$2,004 million. The reset resulted in additional tax depreciation being available over the lives of the assets.

Notes to the Consolidated Financial Statements

14. Earnings Attributable to Shareholders

Earnings attributable to shareholders amounted to HK$9,900 million (2004: HK$8,729 million, 2005: HK$11,420 million). Of this amount, HK$6,158 million (2004: HK$6,350 million, 2005: HK$7,602 million) has been dealt with in the financial statements of the Company.

The following analysis of earnings is outside the requirements of HKFRS and is included to give further information to investors on the source of the Group’s earnings:

	2004		2005		2006
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M

Electricity business in Hong Kong		6,788		7,047		7,290
Electricity sales to Chinese mainland from Hong Kong	90		120		119
Generating facilities in Chinese mainland serving Hong Kong (GNPJVC and PSDC)	727		760		751
Other power projects in Chinese mainland	106		205		245
Energy business in Australia	118		200		169
Electricity business in India	480		603		916
Power projects in Southeast Asia and Taiwan	336		363		405
Other businesses	(71)		140		4
Other income, net (Note 9)	-		-		408

Earnings from other activities		1,786		2,391		3,017
Unallocated net finance costs		(61)		(151)		(283)
Unallocated Group expenses		(157)		(138)		(168)

Total operating earnings		8,356		9,149		9,856
Hok Un redevelopment profit		373		267		44
Tax consolidation benefit from Australia (Note 13)		-		2,004		-

Earnings attributable to shareholders		8,729		11,420		9,900

15. Dividends

	2004		2005		2006
	HK$		HK$		HK$
	per share	HK$M	per share	HK$M	per share	HK$M
Interim dividends paid	1.35	3,251	1.44	3,468	1.50	3,612
Final dividend proposed	0.73	1,758	0.83	1,999	0.89	2,144
Special final dividend proposed	0.15	361	0.11	265	0.02	48

	2.23	5,370	2.38	5,732	2.41	5,804

At the Board meeting held on February 28, 2007, the Directors recommended a final dividend of HK$0.89 (2004: HK$0.73, 2005: HK$0.83) per share and a special final dividend of HK$0.02 (2004: HK$0.15, 2005: HK$0.11) per share. Such dividends are to be proposed at the Annual General Meeting on April 24, 2007 and are not reflected as dividends payable in the financial statements, but as a separate component of the shareholders’ funds at December 31, 2006.

Notes to the Consolidated Financial Statements

16.	Earnings per Share

The prescribed figure for earnings per share includes (a) the Hok Un redevelopment profit (Note 14), and (b) for 2005, the tax consolidation benefit from Australia (Note 13) and is computed as follows:

	2004	2005	2006

Earnings attributable to shareholders (HK$M)	8,729	11,420	9,900

Weighted average number of shares in issue (thousand shares)	2,408,246	2,408,246	2,408,246

Earnings per share (HK$)	3.62	4.74	4.11

To enable investors to better understand the Group’s results, an additional earnings per share figure, excluding the Hok Un redevelopment profit and one-off tax consolidation benefit from Australia, is set out below:

	2004	2005	2006
	HK$M	HK$M	HK$M

Earnings attributable to shareholders	8,729	11,420	9,900
Less: Tax consolidation benefit from Australia	-	(2,004)	-
Hok Un redevelopment profit	(373)	(267)	(44)

Adjusted earnings attributable to shareholders	8,356	9,149	9,856

Earnings per share (HK$)
- Excluding Hok Un redevelopment profit and tax consolidation benefit from Australia	3.47	3.80	4.09

Basic and fully diluted earnings per share are the same as the Company did not have any diluting equity instruments throughout the year ended December 31, 2006 (2004 and 2005: nil).

Notes to the Consolidated Financial Statements

17.	Fixed Assets, Leasehold Land and Land Use Rights

Fixed assets, leasehold land and land use rights totalled HK$85,653 million (2005: HK$81,742 million).

Movements in the accounts are as follows:

(A)	Fixed Assets

	Freehold Land and Buildings			Plant, Machinery and Equipment
	Owned	Leased	(a)	Owned	Leased	(a)	Total
	HK$M	HK$M		HK$M	HK$M		HK$M

Cost	7,494	9,153		67,181	30,100		113,928
Accumulated depreciation and impairment	(1,645)	(4,097)		(20,737)	(14,939)		(41,418)

Net book value, as at January 1, 2005	5,849	5,056		46,444	15,161		72,510

Net book value, as at January 1, 2005	5,849	5,056		46,444	15,161		72,510
Acquisition of subsidiaries	533	-		1,181	1,936		3,650
Additions	564	332		4,992	2,894		8,782
Transfers and disposals	(75)	(136)		(143)	30		(324)
Depreciation	(171)	(247)		(2,359)	(1,467)		(4,244)
Exchange differences	(18)	-		(757)	(90)		(865)

Net book value, as at December 31, 2005	6,682	5,005		49,358	18,464		79,509

Cost	8,677	9,334		72,517	35,216		125,744
Accumulated depreciation and impairment	(1,995)	(4,329)		(23,159)	(16,752)		(46,235)

Net book value, as at December 31, 2005	6,682	5,005		49,358	18,464		79,509

Net book value, as at January 1, 2006	6,682	5,005		49,358	18,464		79,509
Additions	459	277		5,396	3,029		9,161
Transfers and disposals	(14)	(7)		(291)	(134)		(446)
Depreciation	(219)	(256)		(2,579)	(1,697)		(4,751)
Impairment charge (b)	(5)	-		(1,171)	-		(1,176)
Exchange differences	38	-		939	144		1,121

Net book value, as at December 31, 2006	6,941	5,019		51,652	19,806		83,418

Cost	9,136	9,597		78,686	38,173		135,592
Accumulated depreciation and impairment	(2,195)	(4,578)		(27,034)	(18,367)		(52,174)

Net book value, as at December 31, 2006	6,941	5,019		51,652	19,806		83,418

Included in fixed assets is plant under construction, the book value of which as at December 31, 2006 was HK$6,572 million (2005: HK$7,423 million) for the Group.

Notes:

(a)	The above leased assets include:

(i)

CAPCO’s operational plant and associated fixed assets, which are deployed for the generation of electricity supplied to CLP Power Hong Kong under the Electricity Supply Contract between the two parties. This arrangement has been accounted for as a finance lease in accordance with HKFRS-Int 4. The net book value of these leased fixed assets amounted to HK$22,921 million as at December 31, 2006 (2005: HK$21,624 million); and

(ii)

Leased generating plants for our electricity business in Australia held under agreements which are treated as finance leases. The net book value of these leased assets as at December 31, 2006 was HK$1,904 million (2005: HK$1,845 million).

(b)

Owing to changes in market conditions in Australia and reduced performance of the ageing plant during the year, the recoverable amount of fixed assets at Yallourn Power Station, Australia, is assessed to fall short of its carrying amount and an impairment charge is recognized. The recoverable amount is estimated based on a value-in-use calculation using a pre-tax discount rate reflecting specific risks relating to the business.

(c)	The net book value of the fixed assets for Torrens Island Power Station in relation to the asset swap with AGL Energy Limited entered into post-year end (Note 38(A)) amounted to HK$1,952 million.

Notes to the Consolidated Financial Statements

17.	Fixed Assets, Leasehold Land and Land Use Rights (continued)

(B)	Leasehold Land and Land Use Rights

	2005	2006
	HK$M	HK$M

Net book value, as at January 1	2,239	2,233
Acquisition of a subsidiary	43	-
Additions	2	52
Transfers and disposals	(2)	-
Amortization	(49)	(52)
Exchange differences	-	2

Net book value, as at December 31	2,233	2,235

Cost	2,339	2,393
Accumulated amortization	(106)	(158)

Net book value, as at December 31	2,233	2,235

      The tenure of the leasehold land and land use rights of the Group is as follows:

	2005	2006
	HK$M	HK$M
Held in Hong Kong:
On long-term leases (over 50 years)	150	179
On medium-term leases (10-50 years)	2,039	2,013
On short-term leases (less than 10 years)	1	-

	2,190	2,192

Held outside Hong Kong:
On medium-term leases (10-50 years)	43	43

	2,233	2,235

Notes to the Consolidated Financial Statements

18. Goodwill and Other Intangible Assets

	Goodwill	Other Intangible Assets	Total
	HK$M	HK$M	HK$M

Net carrying value, as at January 1, 2005	24	-	24
Acquisition of a subsidiary	5,817	1,545	7,362
Amortization	-	(66)	(66)
Exchange differences	(328)	(62)	(390)

Net carrying value, as at December 31, 2005	5,513	1,417	6,930

Cost	5,513	1,481	6,994
Accumulated amortization	-	(64)	(64)

Net carrying value, as at December 31, 2005	5,513	1,417	6,930

Net carrying value, as at January 1, 2006	5,513	1,417	6,930
Additions	-	15	15
Amortization	-	(165)	(165)
Exchange differences	441	105	546

Net carrying value, as at December 31, 2006	5,954	1,372	7,326

Cost	5,954	1,615	7,569
Accumulated amortization	-	(243)	(243)

Net carrying value, as at December 31, 2006	5,954	1,372	7,326

Goodwill predominantly arose from the acquisition of the MEB business in 2005. In accordance with its accounting policies, the Group has assessed the recoverable amount of goodwill for the MEB cash generating unit and determined that such goodwill has not been impaired. The recoverable amount has been determined by a value-in-use calculation, which uses cash flow projections based on financial budgets approved by management covering a period of five years and a pre-tax discount rate. Cash flows beyond the five-year period are extrapolated using estimated growth rates. The discount rate used reflects specific risks relating to the business and the growth rates are in line with the forecasts adopted by the industry.

Other intangible assets mainly include contracted customers and a lease arrangement under the long-term hedge agreement with Ecogen which arose from the acquisition of the MEB in May 2005.

Other intangible assets are amortized on a straight-line basis over a period of 6-14 years.

Notes to the Consolidated Financial Statements

19.	Interests in and Advances to Subsidiaries

	2005	2006
	HK$M	HK$M
Unlisted shares, at cost	23,590	23,590
Provision for impairment losses	(100)	(100)
Advances to subsidiaries, less provisions (A)	17,311	17,114

	40,801	40,604

(A)	The advances to subsidiaries are unsecured, interest-free and have no fixed repayment terms. These advances are considered as quasi-equity loans to the subsidiaries (Note 36(C)).

The Company has also made an advance to CLP Engineering Limited of HK$41 million (2005: HK$41 million), which is interest-free and due on or after 30 June 2008 upon demand. This advance is classified as a long-term receivable in the Company’s financial statements.

Notes to the Consolidated Financial Statements

19. Interests in and Advances to Subsidiaries (continued)

The table below lists the principal subsidiaries of the Group at December 31, 2006:

Name	Issued Share Capital /Registered Capital	% of Issued Capital Held at December 31, 2006	Place of Incorporation/ Operation	Principal Activity

CLP Power Hong Kong Limited	2,488,320,000 ordinary shares of HK$5 each	100	Hong Kong	Generation and Supply of Electricity

Hong Kong Nuclear Investment Company Limited	300,000 ordinary shares of HK$1,000 each	100	Hong Kong/ Chinese mainland	Power Projects Investment Holding

CLP Engineering Limited	410 ordinary shares of HK$10,000 each	100	Hong Kong	Engineering Services

CLP Power Asia Limited	1,000 ordinary shares of US$1 each	100	British Virgin Islands/ International and Chinese mainland	Power Projects Investment Holding

CLP Power China Limited	192,000,000 ordinary shares of US$1 each	100*	British Virgin Islands/Chinese mainland	Power Projects Investment Holding

CLP Power International Limited	692,000 ordinary shares of US$1,000 each	100*	British Virgin Islands/ International	Power Projects Investment Holding

CLP Properties Limited	15,000,000 ordinary shares of HK$10 each	100	Hong Kong	Property Investment Holding

CLP Research Institute Limited	1 ordinary share of US$1	100	British Virgin Islands/Hong Kong	Research and Development

CLP Australia Holdings Pty Ltd	5 ordinary shares of A$1 each; 5,336,760 redeemable preference shares of A$100 each	100*	Australia	Energy Business Investment Holding

TRUenergy Yallourn Pty Ltd	15 ordinary shares of A$1 each	100*	Australia	Generation and Supply of Electricity

TRUenergy Pty Ltd	1,331,686,988 ordinary shares of A$1 each	100*	Australia	Retailing of Electricity and Gas

Gujarat Paguthan Energy Corporation Private Limited	728,597,871 shares of Rs.10 each	100*	India	Generation of Electricity

Guangdong Huaiji Changxin Hydro- electric Power Company Limited**	RMB 69,098,976	84.9*	Chinese mainland	Generation of Electricity

Guangdong Huaiji Gaotang Hydro- electric Power Company Limited**	RMB 249,430,049	84.9*	Chinese mainland	Generation of Electricity

Guangdong Huaiji Weifa Hydro- electric Power Company Limited**	US$ 13,266,667	84.9*	Chinese mainland	Generation of Electricity

Guangdong Huaiji Xinlian Hydro-electric Power Company Limited**	RMB 141,475,383	84.9*	Chinese mainland	Generation of Electricity

*	Indirectly held
**	Registered as Sino-Foreign Cooperative Joint Ventures under the PRC law

Notes to the Consolidated Financial Statements

20.	Interests in Jointly Controlled Entities

	2005	2006
	HK$M	HK$M
Share of net assets other than goodwill	8,965	11,075
Goodwill	889	934
Advances	6,787	7,086
Special loan	78	78

	16,719	19,173

Advances to jointly controlled entities are unsecured, interest-free and have no fixed repayment terms except for an advance of HK$9 million (2005: HK$43 million) to a joint venture undertaken with a subsidiary of Cheung Kong (Holdings) Limited, of which HK$8 million (2005: HK$43 million) bears interest of 5.0% (2005: 3.5%) per annum. These advances are considered as quasi-equity loans.

The Group’s interests in jointly controlled entities are analyzed as follows:

	2005	2006
	HK$M	HK$M

Castle Peak Power Company Limited (A)
Share of net assets	142	143
Advances	6,427	6,755
Special loan	78	78

	6,647	6,976

Guangdong Nuclear Power Joint Venture Company, Limited (B)
Share of net assets	3,077	2,497

OneEnergy Limited (C)
Share of net assets	-	2,342

Ho-Ping Power Company (D)
Share of net assets other than goodwill	1,360	1,555
Goodwill	234	237

	1,594	1,792

CLP Guohua Power Company Limited (E)
Share of net assets other than goodwill	1,175	1,223
Goodwill	118	118

	1,293	1,341

Shandong Zhonghua Power Company, Limited (F)
Share of net assets	1,091	1,111

Roaring 40s Renewable Energy Pty Ltd (G)
Share of net assets other than goodwill	534	537
Goodwill	152	200

	686	737

CLP Guangxi Fangchenggang Power Company Limited (H)
Share of net assets	424	504

Guizhou CLP Power Company Limited (I)
Share of net assets	466	481

Hong Kong Pumped Storage Development Company, Limited (J)
Share of net assets	11	11
Advances	317	322

	328	333

Hok Un joint venture (K)
Share of net assets	400	308

Others (L)
Share of net assets other than goodwill	285	363
Goodwill	385	379
Advances	43	9

	713	751

	16,719	19,173

Notes to the Consolidated Financial Statements

20.	Interests in Jointly Controlled Entities (continued)

The Group’s share of net assets, capital commitments and contingent liabilities of the jointly controlled entities as at December 31 and its share of profit for the year then ended are as follows:

	2005	2006
	HK$M	HK$M

Non-current assets	29,644	30,194
Current assets	5,656	7,024
Current liabilities	(3,845)	(4,838)
Non-current liabilities	(21,601)	(20,371)

Net assets	9,854	12,009

Revenue	10,267	10,368
Expenses	(6,533)	(6,981)

Share of profit before income tax	3,734	3,387
Share of income tax expense	(552)	(451)

Share of profit for the year	3,182	2,936

Capital commitments	9,406	8,546

Contingent liabilities	385	273

The Group’s capital commitments in relation to its interest in the jointly controlled entities are disclosed in Note 35. There are no contingent liabilities relating to the Group’s interest in these entities.

Notes to the Consolidated Financial Statements

20.	Interests in Jointly Controlled Entities (continued)

Details of the jointly controlled entities are summarized below:

(A)

Castle Peak Power Company Limited (CAPCO) is 40% owned by CLP Power Hong Kong and 60% owned by ExxonMobil Energy Limited and is incorporated in Hong Kong. Its principal activity is the generation of electricity for the sole supply to CLP Power Hong Kong. While CAPCO owns the power generation assets, CLP Power Hong Kong builds and operates all CAPCO’s power stations and is the sole off-taker. In accordance with HKFRS-Int 4, such arrangement is considered as a finance lease and the power generation assets are accounted for as leased fixed assets on the Group’s balance sheet (Note 17).

Under the terms of the revised CAPCO Deed of Subordination, in the event of the winding up of CAPCO, CLP Power Hong Kong’s advances to it would be subordinated to certain loans of CAPCO. CLP Power Hong Kong’s advances to CAPCO may be withdrawn only to the extent that the shareholders’ funds exceed two-thirds of the aggregate principal amount outstanding of the said loans. In this context the shareholders’ funds represent the sum of the issued share capital, shareholders’ advances, special advances, deferred tax, retained profits and any proposed dividend.

The Special Loan to CAPCO carries interest, at a deemed interest rate of 7.87% payable semi-annually, is unsecured, and repayable in full on September 30, 2008.

In view of the significance of this investment, an extract of the financial statements of CAPCO for the year ended December 31 is set out as follows:

	2005	2006
	HK$M	HK$M

Results for the year
Revenue	10,039	10,331
Profit after income tax	3,662	3,637
Group’s share of profit after income tax	1,469	1,459

Net assets(a) as at year end
Non-current assets	24,943	23,644
Current assets	3,517	3,564
Current liabilities	(4,155)	(3,505)
Deferred tax	(2,787)	(2,689)
Non-current liabilities	(5,030)	(3,704)

	16,488	17,310

Note (a):   The amounts exclude the special loan and advances from shareholders.

Notes to the Consolidated Financial Statements

20	Interests in Jointly Controlled Entities (continued)

(B)

Guangdong Nuclear Power Joint Venture Company, Limited (GNPJVC) is 25% owned by the Group and 75% owned by Guangdong Nuclear Investment Company, Limited and is incorporated in the Chinese mainland. This company constructed and operates the Guangdong Daya Bay Nuclear Power Station and its principal activity is the generation of electricity for supply to Hong Kong and Guangdong Province.

In view of the significance of this investment, an extract of the management financial statements of GNPJVC, after making adjustments to conform with the Group’s significant accounting policies, for the year ended December 31 is set out as follows:

	2005	2006
	HK$M	HK$M

Results for the year
Revenue	7,076	6,911
Profit after income tax	2,792	2,763
Group’s share of profit after income tax	698	691

Net assets as at year end
Non-current assets	12,853	11,155
Current assets	6,951	8,320
Current liabilities	(1,418)	(3,734)
Non-current liabilities	(6,078)	(5,754)

	12,308	9,987

(C)

OneEnergy Limited (OneEnergy) is a 50:50 strategic jointly controlled entity owned by Mitsubishi Corporation of Japan and the Group. This company operates as an investment vehicle in the Southeast Asia and Taiwan markets and it currently owns a 22.4% interest in EGCO in Thailand.

In view of the significance of this investment, an extract of the management financial statements of OneEnergy, after making adjustments to conform with the Group’s significant accounting policies, for the year ended December 31 is set out as follows:

	2005	2006
	HK$M	HK$M

Results for the year
Revenue	-	1
Profit after income tax	-	120
Group’s share of profit after income tax	-	60

Net assets as at year end
Non-current assets	-	1,939
Current assets	-	2,762
Current liabilities	-	(17)

	-	4,684

Notes to the Consolidated Financial Statements

20.	Interests in Jointly Controlled Entities (continued)

(D)

The Group has an interest in 40% of the issued share capital of Ho-Ping Power Company (Ho-Ping), a company which is incorporated in Taiwan. This company constructed, owns and operates a coal-fired power station and an associated 53km of 345kV transmission line at Ho-Ping in eastern Taiwan. Unit 1 and Unit 2 of the plant commenced operation in June and September 2002 respectively. All power generated is supplied to Taiwan Power Company (Taipower), the government-owned utility of Taiwan. In accordance with HKFRS-Int 4, the arrangement is considered as a finance lease.

(E)

CLP Guohua Power Company Limited, the joint stock company with 51% owned by China Shenhua Energy Company Limited and 49% by the Group, is incorporated in the Chinese mainland. It holds interests in three coal-fired power stations, namely Beijing Yire Power Station in Beijing, Panshan Power Station in Tianjin and Sanhe Power Station in Hebei, with a combined installed capacity of 2,100MW, of which the joint stock company owns 1,285 equity MW.

(F)

Shandong Zhonghua Power Company, Limited is 29.4% owned by the Group and is incorporated in the Chinese mainland. This company owns four power stations (namely Shiheng I, Shiheng II, Heze II and Liaocheng) totalling 3,000MW. All power generated is for supply to the Shandong power grid.

(G)

Roaring 40s Renewable Energy Pty Ltd is 50% owned by the Group and is incorporated in Australia. This company owns two wind farms in Australia and provides a platform to develop renewable energy business in Australia and elsewhere in the Asia-Pacific region.

(H)

CLP Guangxi Fangchenggang Power Company Limited (Fangchenggang) is 70% owned by the Group and is incorporated in the Chinese mainland. This company owns and will operate a 1,200MW coal-fired power station currently under construction in Guangxi. Units 1 and 2 are targeted for commissioning in 2007 and 2008 respectively. Power generated is substantially for supply to the Guangxi power grid.

Under the joint venture agreement, none of the joint venture partners has unilateral control over the economic activity of Fangchenggang; and hence, the Group’s interest is accounted for as a jointly controlled entity.

(I)

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

(J)

Hong Kong Pumped Storage Development Company, Limited is 49% owned by the Group and is incorporated in Hong Kong. This company has the right to use 50% of the capacity of Phase 1 of the Guangzhou Pumped Storage Power Station in Guangdong Province until 2034.

Notes to the Consolidated Financial Statements

20.    Interests in Jointly Controlled Entities (continued)

(K)

The Group entered into a joint venture agreement with a wholly-owned subsidiary of Cheung Kong (Holdings) Limited in 1991 to develop the Hok Un site at Hung Hom (named Laguna Verde). Under the agreement, the Group has the right to share 50% of the profits arising from the project, with a minimum overall profit guaranteed by the subsidiary of Cheung Kong (Holdings) Limited which also provides all the necessary funding. Over 99% of the residential units at Laguna Verde had been sold by the end of 2006.

(L)	The Group’s other investments include the following key projects:

-	50% interest in a jointly controlled entity undertaken with a subsidiary of Cheung Kong (Holdings) Limited in Hong Kong to provide second mortgage financing to purchasers of Laguna Verde;

-	49% interest in CLP Guohua Shenmu, which is incorporated in the Chinese mainland and holds an interest in a coal-fired power station, Shenmu Power Station, with an installed capacity of 200MW; and

-	33 1/3% interest in SEAGas Partnership, which is incorporated in Australia and owns and operates a gas pipeline from Port Campbell in Western Victoria to Adelaide in South Australia.

Notes to the Consolidated Financial Statements

21. Interests in Associated Companies

	2005	2006
	HK$M	HK$M

Electricity Generating Public Company Limited (EGCO) (A)
Share of net assets other than goodwill	1,723	-
Goodwill	70	-

	1,793	-

Gascor Pty Ltd (B)
Share of net assets	5	8

	1,798	8

(A)	Upon the formation of OneEnergy, a jointly controlled entity with Mitsubishi Corporation, the Group injected its interest in EGCO (a listed company in Thailand) into OneEnergy (Note 5(A)).

(B)

The Group indirectly holds a  1/3 interest in Gascor Pty Ltd, an unlisted company incorporated in Australia whose principal activity is to manage the gas sales agreement between Victoria’s main gas wholesaler and retailers.

Summarized financial information in respect of the Group’s associated company is set out below:

	2005	2006
	HK$M	HK$M

Total assets	14,125	200
Total liabilities	(6,111)	(176)

Net assets	8,014	24

Group’s share of associated company’s net assets	1,798	8

Revenue	4,233	2,787

Profit after income tax	568	507

Group’s share of associated company’s profit after income tax	127	114

The Group did not have any loans or advances made to the associated company. In addition, there are no contingent liabilities relating to the Group’s interest in the associated company.

Notes to the Consolidated Financial Statements

22. Finance Lease Receivables

	Minimum Lease Payments		Present Value of Minimum Lease Payments
	2005	2006	2005	2006
	HK$M	HK$M	HK$M	HK$M
Amounts receivable under finance leases:
Within one year	519	509	127	126
Later than one year and not later than five years	1,900	1,884	502	524
After five years	4,398	4,041	2,304	2,216

	6,817	6,434	2,933	2,866

Less: unearned finance income	(3,884)	(3,568)

Present value of minimum lease payments receivable	2,933	2,866

Analyzed as:
Current finance lease receivables (recoverable within 12 months)			127	126
Non-current finance lease receivables (recoverable after 12 months)			2,806	2,740

			2,933	2,866

The effective interest rate of the finance lease receivables implicit in the lease is approximately 13.4% for both 2005 and 2006.

23. Derivative Financial Instruments

	2005		2006
	Assets	Liabilities	Assets	Liabilities
	HK$M	HK$M	HK$M	HK$M
Cash flow hedges
Forward foreign exchange contracts	39	332	67	566
Interest rate swaps	2	37	170	25
Cross currency & interest rate swaps	7	11	-	-
Energy contracts	291	258	315	438
Fair value hedge
Cross currency & interest rate swap	129	-	69	43
Held for trading or not qualifying as hedges
Forward foreign exchange contracts	2	20	21	5
Interest rate swaps	-	13	-	5
Energy contracts	1,092	907	914	938

	1,562	1,578	1,556	2,020

Analyzed as:
Current	1,302	1,134	1,131	1,285
Non-current	260	444	425	735

	1,562	1,578	1,556	2,020

The net fair value and remaining terms of the derivative financial instruments are set out below:

	2005	2006
	HK$M	HK$M
Forward foreign exchange contracts
Within one year	(61)	(95)
Between one and two years	(81)	(147)
Between two and five years	(168)	(240)
Over five years	(1)	(1)

	(311)	(483)

Notes to the Consolidated Financial Statements

23.	Derivative Financial Instruments (continued)

	2005	2006
	HK$M	HK$M

Interest rate swaps/cross currency & interest rate swaps
Within one year	(11)	(5)
Between one and two years	(13)	-
Between two and five years	(23)	136
Over five years	124	35

	77	166

Energy contracts
Within one year	153	(70)
Between one and two years	12	(81)
Between two and five years	53	4

	218	(147)

Derivative financial instruments qualifying as cash flow hedges as at December 31, 2006 have a maturity of up to six years (2005: seven years) from the balance sheet date.

24.	Trade and Other Receivables

	2005	2006
	HK$M	HK$M
Trade receivables (ageing analysis is shown below)	4,541	5,586
Deposits and prepayments	1,107	1,332
Other receivables	1,019	1,000
Dividend receivable from a jointly controlled entity	87	858
Current accounts with jointly controlled entities	5	23

	6,759	8,799

The amounts receivable from jointly controlled entities are unsecured, interest-free and have no fixed repayment terms.

The Group has established credit policies for customers in each of its core businesses. CLP Power Hong Kong’s credit policy in respect of receivables arising from its principal electricity business is to allow customers to settle their electricity bills within two weeks after issue. Customers’ receivable balances are generally secured by cash deposits or bank guarantees. For subsidiaries outside Hong Kong, the credit term for trade receivables ranges from about 12 to 60 days.

The ageing analysis of the trade receivables, after provisions, as at December 31 is as follows:

	2005	2006
	HK$M	HK$M

Below 30 days (including amount not yet due)	4,350	5,176
31-90 days	111	267
Over 90 days	80	143

	4,541	5,586

Notes to the Consolidated Financial Statements

24.	Trade and Other Receivables (continued)

About 80% of the gross trade receivables relate to the sales of electricity and gas in Hong Kong and Australia. There is no significant concentration of credit risk with respect to these trade receivables as their customer bases are widely dispersed in different sectors and industries.

The Group made a net reversal of the impairment provision for trade receivables of HK$68 million in 2006 (2005: HK$94 million). Such reversal has been included within the “fuel and other operating costs” in the consolidated income statement.

Trade and other receivables attributed to overseas subsidiaries amounted to HK$5,303 million (2005: HK$4,276 million). GPEC has obtained payment for some of its receivables from GUVNL through bill discounting with recourse and the transactions have been accounted for as collateralized borrowings (Note 27).

Other receivables refer to an amount due from EGCO relating to the share transfer in BLCP, while the receivable in 2005 was related to the adjustment in the purchase consideration for the MEB.

25.	Bank Balances, Cash and Other Liquid Funds

	2005	2006
	HK$M	HK$M

Trust fund for unclaimed dividends (A)	12	9
Trust accounts under TRAA (B)	556	510
Short-term investments and bank deposits	1,305	829
Bank balances and cash	168	265

	2,041	1,613

(A)

As part of the restructuring arrangements in relation to the transfer of HK$10,116,789,910 from the share premium account to distributable reserves approved by the court in 2002, a trust fund was set up to cover unclaimed dividends. The Company has an obligation to pay such dividends until they can be forfeited after six years from the date they were declared.

(B)

Pursuant to a Trust and Retention Account Agreement (TRAA) between GPEC and its lenders, GPEC allocates monthly receipts from its off-taker, GUVNL to various trust accounts for fuel, operating and major maintenance expenses and debt service payments. These amounts are placed by GPEC on short-term deposits or investments prior to being applied for the designated purposes.

The average effective interest rate on the Group’s bank balances, cash and other liquid funds is 6.7% (2005: 5.9%).

The Group’s bank balances, cash and other liquid funds denominated in foreign currencies amounted to HK$1,471 million (2005: HK$1,960 million). Of these, HK$1,319 million (2005: HK$1,567 million) was denominated in Indian rupee.

Notes to the Consolidated Financial Statements

26.	Trade and Other Payables

	2005	2006
	HK$M	HK$M

Trade payables (ageing analysis is shown below)	3,116	3,121
Other payables and accruals	1,395	1,648
Current accounts with jointly controlled entities (A)	1,127	1,124
Amount due to a jointly controlled entity	441	-

	6,079	5,893

(A)	The amounts payable to jointly controlled entities are unsecured, interest-free and have no fixed repayment terms. Of these, HK$911 million (2005: HK$912 million) was due to CAPCO.

The ageing analysis of the trade payables as at December 31 is as follows:

	2005	2006
	HK$M	HK$M

Below 30 days (including amount not yet due)	3,082	3,098
31-90 days	2	1
Over 90 days	32	22

	3,116	3,121

27.	Bank Loans and Other Borrowings

	2005	2006
	HK$M	HK$M

Current
Short-term loans	867	1,798
Long-term bank loans	301	2,466
Other long-term borrowings
USD Yankee notes due 2006	2,340	-

	3,508	4,264

Non-current
Long-term bank loans (A)	16,447	15,375
Other long-term borrowings
MTN program (USD) due 2012	2,485	2,367
MTN program (HKD) due 2013 to 2015	3,000	3,000
MTN program (HKD) due 2016 (A)	-	1,000
Electronic Promissory Notes (EPN) and MTN program (AUD) due 2012	3,667	3,966
EPN and MTN program (AUD) due 2015	284	306

	25,883	26,014

Total borrowings	29,391	30,278

(A)

CLP Power Hong Kong arranged a total of HK$1.5 billion new credit facilities during the year in the form of notes and bank loan to support the capital requirements of the electricity business in Hong Kong. In January 2006, it issued HK$1 billion fixed-rate notes due in 2016 under the MTN Program set up by its wholly-owned subsidiary CLP Power Hong Kong Financing Limited.

Notes to the Consolidated Financial Statements

27.	Bank Loans and Other Borrowings (continued)

Total borrowings included secured liabilities (bank loans and collateralized borrowings) of HK$888 million (2005: HK$ 803 million). Of these, HK$635 million (2005: HK$575 million) and HK$253 million (2005: HK$228 million) were related to GPEC and Huaiji respectively. Bank loans for GPEC are secured by fixed and floating charges over its assets whilst for Huaiji, they are secured by right of receipt of tariff, fixed assets and land use rights. Collateralized borrowings for GPEC are secured by trade receivables (Note 24). Bank loans and other borrowings totalling HK$12,431 million (2005: HK$12,572 million) were attributed to overseas subsidiaries and are non-recourse to the Company.

As at December 31, 2006, the Group’s bank loans and other borrowings were repayable as follows:

	Bank Loans		Other Borrowings		Total
	2005	2006	2005	2006	2005	2006
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M

Within one year	1,168	4,264	2,340	-	3,508	4,264
Between one and two years	2,440	3,031	-	-	2,440	3,031
Between two and five years	13,847	11,870	-	-	13,847	11,870
Over five years	160	474	9,436	10,639	9,596	11,113

	17,615	19,639	11,776	10,639	29,391	30,278

The carrying amounts of the borrowings are denominated in the following currencies:

	2005	2006
	HK$M	HK$M

Hong Kong dollar and foreign currency hedged into Hong Kong dollar	16,819	17,847
Australian dollar	11,108	10,954
Indian rupee and foreign currency hedged into Indian rupee	1,027	1,224
Other currencies	437	253

	29,391	30,278

The exposure of the Group’s borrowings to interest rate changes and the contractual repricing dates are as follows:

	Floating	Fixed Interest Rate Maturing in
	Interest	1 year	1 to	2 to	Over
	Rate	or less	2 years	5 years	5 years	Total
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M

As at December 31, 2005
Total borrowings	19,696	2,365	22	-	7,308	29,391
Effect of interest rate swaps	(6,041)	-	-	6,811	(770)	-

	13,655	2,365	22	6,811	6,538	29,391

As at December 31, 2006
Total borrowings	21,720	71	48	91	8,348	30,278
Effect of interest rate swaps	(6,008)	-	-	7,363	(1,355)	-

	15,712	71	48	7,454	6,993	30,278

Notes to the Consolidated Financial Statements

27.	Bank Loans and Other Borrowings (continued)

As disclosed above, the loans and borrowings of the Group are predominantly in Hong Kong dollars or Australian dollars. The effective interest rates at the balance sheet date were as follows:

	2005		2006
	HK$	A$	HK$	A$

Fixed rate loans and loans swapped to fixed rates	4.2% - 7.1%	6.3% - 6.6%	4.2% - 6.1%	6.2% - 6.6%
Variable rate loans and loans swapped from fixed rates	4.3% - 5.0%	6.1% - 6.4%	4.0% - 4.8%	6.4% - 7.0%

The carrying amounts of loans and borrowings approximate to their fair value. The fair value of long-term borrowings is determined using the expected future payments discounted at market interest rates prevailing at the year end.

As at December 31, 2006, the Group had undrawn bank loan and overdraft facilities of HK$12,245 million (2005: HK$13,152 million).

28.	Obligations under Finance Leases

The Group’s obligations under finance leases arise from the power purchase arrangements which are accounted for as finance leases in accordance with HKFRS-Int 4. As at December 31, 2006, the Group’s obligations represented predominantly its arrangement with CAPCO in respect of the operational generating plant and associated fixed assets of the Hong Kong electricity business.

	Minimum Lease Payments		Present Value of Minimum Lease Payments
	2005	2006	2005	2006
	HK$M	HK$M	HK$M	HK$M

Amounts payable under finance leases:
Within one year	4,601	4,903	1,803	1,945
Later than one year and not later than five years	15,396	16,158	6,480	6,696
Later than five years	25,614	28,042	13,214	14,169

	45,611	49,103	21,497	22,810

Less: future finance charges	(24,114)	(26,293)

Present value of lease obligations	21,497	22,810

Analyzed as:
Amount due for settlement within 12 months			1,803	1,945
Amount due for settlement after 12 months			19,694	20,865

			21,497	22,810

The effective interest rate of the finance lease obligations implicit in the lease is approximately 13.5% as derived with reference to the return allowed under the SoC.

Notes to the Consolidated Financial Statements

29.	Deferred Tax

Deferred tax is calculated in full on temporary differences under the liability method using the tax rates enacted or substantively enacted by the balance sheet date in the respective jurisdictions.

Deferred tax assets and liabilities are netted off when the taxes relate to the same tax authority and where offsetting is legally enforceable. The following amounts, determined after appropriate offsetting, are shown separately in the consolidated balance sheet:

	2005	2006
	HK$M	HK$M

Deferred tax assets	2,537	3,305
Deferred tax liabilities	(5,718)	(6,054)

	(3,181)	(2,749)

Most of the deferred tax balances are to be recovered or settled after more than 12 months.

The gross movement on the deferred tax account is as follows:

	2005	2006
	HK$M	HK$M

As at January 1	(4,195)	(3,181)
Acquisition of subsidiaries	(782)	-
Tax consolidation and related adjustments	2,004	-
(Charged)/credited to income statement	(83)	196
(Charged)/credited directly to equity	(43)	88
Exchange differences	(82)	148

As at December 31	(3,181)	(2,749)

The movement in the deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the year is as follows:

Deferred tax assets (prior to offset)

	Tax Losses		Accruals and Provisions		Others		Total
	2005	2006	2005	2006	2005	2006	2005	2006
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M

As at January 1	3,851	3,815	385	746	(152)	396	4,084	4,957
Acquisition of subsidiaries	-	-	162	-	421	-	583	-
Credited/(charged) to income statement	205	639	234	(478)	152	38	591	199
Charged directly to equity	-	-	-	(8)	-	-	-	(8)
Exchange differences	(241)	336	(35)	37	(25)	34	(301)	407

As at December 31 (A)	3,815	4,790	746	297	396	468	4,957	5,555

(A)

The deferred tax asset arising from tax losses is related to the electricity business in Australia. There is no expiry on the tax losses recognized. In accordance with the Group’s accounting policy, this asset is subject to impairment review. Current financial projections indicate it is probable that future taxable profits will be available against which the unused tax losses can be utilized. However, any significant adverse change to the business environment in the future may affect the financial projections, resulting in reduced future taxable profits. Should such circumstances arise, it may be necessary for some or all of this deferred tax asset to be impaired with the impairment being charged to the income statement.

Notes to the Consolidated Financial Statements

29.	Deferred Tax (continued)

Deferred tax liabilities (prior to offset)

	Accelerated Tax Depreciation		Withholding/ Dividend Distribution Tax		Unbilled Revenue and Intangibles		Others		Total
	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M

As at January 1	(7,290)	(6,386)	(364)	(318)	-	(477)	(625)	(957)	(8,279)	(8,138)

Acquisition of subsidiaries	(388)	-	-	-	(532)	-	(445)	-	(1,365)	-

(Charged)/credited to income statement	(843)	48	23	(61)	31	(38)	115	48	(674)	(3)

(Charged)/credited directly to equity	-	93	-	-	-	-	(43)	3	(43)	96

Tax consolidation and related adjustments (Note 13)	2,015	-	-	-	-	-	(11)	-	2,004	-

Exchange differences	120	(98)	23	(15)	24	(95)	52	(51)	219	(259)

As at December 31	(6,386)	(6,343)	(318)	(394)	(477)	(610)	(957)	(957)	(8,138)	(8,304)

30.	Share Capital

	2005		2006
	Number of Ordinary Shares of HK$5 Each	Amount HK$M	Number of Ordinary Shares of HK$5 Each	Amount HK$M

Authorized, as at December 31	3,000,000,000	15,000	3,000,000,000	15,000

Issued and fully-paid, as at December 31	2,408,245,900	12,041	2,408,245,900	12,041

There was no movement in the share capital of the Company during the year (2005: none).

Notes to the Consolidated Financial Statements

31.	Reserves

	Capital Redemption Reserve	Translation & Hedging Reserves	Other Reserves	Retained Profits		Total
	HK$M	HK$M	HK$M	HK$M		HK$M
Balance as at January 1, 2005, as previously reported	2,482	633	98	28,811		32,024
Changes in accounting policies (Note 2(B))	-	16	-	430		446
Balance as at January 1, 2005, as restated	2,482	649	98	29,241		32,470
Exchange differences on translation of:
subsidiaries	-	(933)	-	-		(933)
jointly controlled entities	-	(25)	-	-		(25)
associated companies	-	(105)	-	-		(105)
designated hedges	-	(6)	-	-		(6)
Net exchange losses not recognized in income statement	-	(1,069)	-	-		(1,069)
Cash flow hedges, net of tax
Net fair value losses	-	(172)	-	-		(172)
Transfer to income statement	-	116	-	-		116
Transfer to assets – basis adjustment	-	131	-	-		131
Tax on above movements	-	(21)	-	-		(21)
	-	54	-	-		54
Revaluation of assets, net of tax	-	-	117	-		117
Earnings attributable to shareholders	-	-	-	11,420		11,420
Dividends paid
2004 finals	-	-	-	(2,119)		(2,119)
2005 interims	-	-	-	(3,468)		(3,468)
Capital redemption by a subsidiary	-	-	417	(417)		-
Share of movements in reserves of jointly controlled entities	-	16	29	(31)		14
associated companies	-	-	5	-		5
Balance as at December 31, 2005	2,482	(350)	666	34,626	(a)	37,424

Balance as at January 1, 2006, as per above	2,482	(350)	666	34,626		37,424
Exchange differences on translation of:
subsidiaries	-	1,164	-	-		1,164
jointly controlled entities	-	241	-	-		241
associated companies	-	14	-	-		14
designated hedges	-	6	-	-		6
Net exchange gains not recognized in income statement	-	1,425	-	-		1,425
Cash flow hedges, net of tax
Net fair value losses	-	(580)	-	-		(580)
Transfer to income statement	-	14	-	-		14
Transfer to assets – basis adjustment	-	(5)	-	-		(5)
Tax on above movements	-	105	-	-		105
Translation difference	-	(1)	-	-		(1)
	-	(467)	-	-		(467)
Revaluation of assets, net of tax	-	-	22	-		22
Revaluation reserves realized upon depreciation	-	-	(3)	3		-
Earnings attributable to shareholders	-	-	-	9,900		9,900
Dividends paid
2005 finals	-	-	-	(2,264)		(2,264)
2006 interims	-	-	-	(3,612)		(3,612)
Share of movements in reserves of jointly controlled entities	-	82	158	(17)		223
associated companies	-	-	(18)	-		(18)
Balance as at December 31, 2006	2,482	690	825	38,636	(a)	42,633

Note (a):

The proposed final dividends as at December 31, 2006 and balance of retained profits after the proposed final dividends were HK$2,192 million (2005: HK$2,264 million) and HK$36,444 million (2005: HK$32,362 million) respectively.

Capital redemption reserve represents the nominal value of the shares repurchased which was paid out of the distributable reserves of the Company.

Notes to the Consolidated Financial Statements

32.	Fuel Clause Account

Costs of fuel consumed by CLP Power Hong Kong are passed on to the customers. The variations between the actual cost of fuel and the fuel cost billed are captured in the fuel clause account. The balance on the account (inclusive of interest) represents amounts over-recovered and is an amount due to customers of CLP Power Hong Kong.

33.	SoC Reserve Accounts

The Development Fund and Rate Reduction Reserve of the Group’s major subsidiary, CLP Power Hong Kong, are collectively referred to as SoC reserve accounts in the consolidated balance sheet. The respective balances at the end of the year are:

	2005	2006
	HK$M	HK$M

SoC reserve accounts
Development Fund (A)	3,685	2,932
Rate Reduction Reserve (B)	489	414
	4,174	3,346

Movements in the SoC reserve accounts are as follows:

	2005	2006
	HK$M	HK$M

(A) Development Fund
As at January 1	3,171	3,685
Transfer from/(to) income statement (Note 7)	527	(202)
One-off rebate	(13)	-
Special rebate to customers(a)	-	(551)
As at December 31	3,685	2,932

(B) Rate Reduction Reserve
As at January 1	549	489
Interest expense charged to income statement (Note 11)	274	265
Rebate to customers(b)	(334)	(340)
As at December 31	489	414

Notes:

(a) A special rebate of HK¢1.8 per unit (2005: nil) was made to customers during the year.

(b) A rebate of HK¢1.1 per unit (2005: HK¢1.1 per unit) was made to customers during the year.

Notes to the Consolidated Financial Statements

34.	Notes to the Consolidated Cash Flow Statement

Reconciliation of profit before income tax to net cash inflow from operations:

	2004	2005	2006
	HK$M	HK$M	HK$M

Profit before income tax	10,063	10,574	10,593
Adjustments for:
Operating interest	3,865	4,215	4,718
Finance income	(63)	(124)	(138)
Share of results, net of income tax
jointly controlled entities	(2,955)	(3,182)	(2,936)
associated companies	(197)	(127)	(114)
Depreciation and amortization	3,806	4,359	4,968
Impairment charge on fixed assets	-	-	1,176
Net loss on disposal of fixed assets	293	188	216
Capital gain on disposal of properties	(214)	(128)	(25)
Net loss/(gain) on disposal of other assets	38	(37)	-
Excess of share of net assets acquired over consideration on acquisition of additional interest in a subsidiary	-	-	(8)
Gain on formation of OneEnergy	-	-	(343)
Gain on transfer of BLCP to EGCO	-	-	(888)
Fair value loss on borrowings under fair value hedges and net exchange difference	52	29	33
SoC items
increase in customers’ deposits	241	189	104
decrease in fuel clause account	(152)	(466)	(41)
one-off rebate	(479)	(13)	-
rebate to customers under SoC	(177)	(334)	(340)
business relief rebate	(1)	-	-
special rebate	(15)	-	(551)
	(583)	(624)	(828)
Transfers to/(from) Development Fund and special provision account	43	527	(202)
Decrease/(increase) in trade and other receivables	1,505	354	(72)
Increase in trade and other payables	71	164	304
Decrease in finance lease receivables	131	133	127
Decrease in derivative financial instruments	-	228	185
Increase/(decrease) in current accounts due to jointly controlled entities	32	29	(21)
Net cash inflow from operations	15,887	16,578	16,745

Notes to the Consolidated Financial Statements

35.	Commitments

(A)	Capital expenditure on fixed assets, leasehold land and land use rights authorized but not brought into the financial statements is as follows:

	2005	2006
	HK$M	HK$M

Contracted but not provided for	2,689	4,407
Authorized but not contracted for	6,922	7,965

	9,611	12,372

(B)

The Group has entered into a number of joint venture arrangements to develop power projects in the Chinese mainland. Equity contributions required and made by the Group under each project are summarized below:

Project Name	Total Equity Contributions Required	Amount Fulfilled as at December 31, 2006		Remaining Balance to be Contributed		Expected Year for Last Contribution

Fangchenggang power project	RMB966 million	RMB532 million (HK$513 million	)	RMB434 million (HK$432 million	)	2008

Weihai wind power project	RMB30 million	RMB14 million (HK$13 million	)	RMB16 million (HK$16 million	)	2008

Nanao II wind power project	RMB36 million	RMB16 million (HK$16 million	)	RMB20 million (HK$20 million	)	2007

Weihai II wind power project	RMB80 million	Nil		RMB80 million (HK$80 million	)	2007

(C)	The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2005 HK$M	2006 HK$M

Not later than one year	685	703
Later than one year and not later than five years	2,548	2,569
Later than five years	9,759	9,319

	12,992	12,591

Of the above amount, HK$9,559 million (2005: HK$9,972 million) was related to the operating leases element of the Electricity Supply Contract between CLP Power Hong Kong and CAPCO, and HK$2,854 million (2005: HK$2,827 million) was related to the twenty-year Master Hedge Agreement between TRUenergy and Ecogen. Under the latter Agreement, TRUenergy has the right to call upon electricity from the power stations at predetermined charging rates over the life of the Agreement. Other non-cancellable operating leases are for leases of various offices and equipment.

Notes to the Consolidated Financial Statements

36.	Related Party Transactions

Below are the more significant transactions with related parties for the year ended December 31:

(A)	Purchases of electricity and gas from jointly controlled entities and associated companies

(i)	Details of electricity supply contracts relating to the electricity business in Hong Kong with jointly controlled entities are shown below:

	2004	2005	2006
	HK$M	HK$M	HK$M

Purchases of electricity from CAPCO (a)	10,923	11,636	12,114
Purchases of nuclear electricity (b)	4,763	5,029	5,040
Pumped storage service fee (c)	369	352	340

	16,055	17,017	17,494

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

Pursuant to the requirements of HKFRS-Int 4 and HKAS 17, the electricity supply contract arrangement was assessed to contain finance leases, operating leases and service elements. The payment made to CAPCO pursuant to the contract has been allocated to the different leases and service elements according to the requirements of the standards.

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

(c)

Under a capacity purchase contract, Hong Kong Pumped Storage Development Company, Limited (PSDC) has the right to use 50% of the 1,200MW capacity of Phase 1 of the Guangzhou Pumped Storage Power Station. CLP Power Hong Kong has entered into a contract with PSDC to make use of this capacity. The price paid by CLP Power Hong Kong to PSDC is sufficient to cover all of PSDC’s operating expenses and net return. PSDC’s net return is based on a percentage of its net fixed assets in a manner analogous to the SoC, subject to a minimum return level.

(ii)

Gascor Pty Ltd (Gascor) is a party to a gas supply contract in Victoria with Esso Australia Resources Pty Ltd (Esso) and BHP Billiton Petroleum (Bass Strait) Pty Ltd (BHP). The contract terms between Gascor and Esso/BHP are effectively replicated in the Master Agreement between TRUenergy and Gascor. TRUenergy purchases gas at the wholesale market price from Gascor, which in turn obtains the gas from Esso and BHP. The amount paid to Gascor in 2006 was HK$858 million (2004: nil, 2005: HK$522 million).

Amounts due to the related parties as at December 31, 2006 are disclosed in Note 26.

Notes to the Consolidated Financial Statements

36.	Related Party Transactions (continued)

(B)	Rendering of services to jointly controlled entities

In accordance with the CAPCO Operating Service Agreement between CLP Power Hong Kong and CAPCO, CLP Power Hong Kong is responsible to CAPCO for the efficient and proper construction, commissioning, operation and maintenance of the electricity generating facilities of CAPCO. In return, CAPCO reimburses CLP Power Hong Kong for all costs incurred in performance of the agreement. The charges from CLP Power Hong Kong to CAPCO during the year amounted to HK$1,061 million (2004: HK$1,071 million, 2005: HK$1,044 million) and a portion of the charges which is accounted for as operating expenses by CAPCO is covered under the Electricity Supply Contract referred to in (A)(i)(a) above.

Amounts due from the related parties as at December 31, 2006 are disclosed in Note 24. No provision has been made for the amounts owed by the related parties.

(C)

The Company provides necessary funding to support its subsidiaries’ operations. Of the total advances of HK$17,114 million (2005: HK$17,311 million) made to its subsidiaries (Note 19), HK$16,616 million (2005: HK$16,827 million) was advanced to CLP Power Asia Limited to fund investments in power projects in Australia, the Chinese mainland, Southeast Asia and Taiwan. Movements of the advance account to CLP Power Asia Limited are as follows:

	2005	2006
	HK$M	HK$M

Balance as at January 1	11,532	16,827
Amounts advanced	6,823	1,018
Amounts repaid	(1,528)	(1,229)

Balance as at December 31	16,827	16,616

The Company also has advances from subsidiaries, which are unsecured, interest-free and have no fixed repayment terms. The total amount of advances from subsidiaries amounted to HK$186 million (2005: HK$195 million), of which HK$185 million (2005: HK$166 million) was from CLP Properties Group.

(D)

The loan and advances made to jointly controlled entities totalled HK$7,164 million (2005: HK$6,865 million) (Note 20). Of these, HK$6,755 million (2005: HK$6,427 million) was in the form of interest-free advances from CLP Power Hong Kong to CAPCO. Details are as follows:

	2005	2006
	HK$M	HK$M

Balance as at January 1	6,037	6,427
Amounts advanced	2,027	2,128
Amounts repaid	(1,622)	(1,819)
Exchange differences	(15)	19

Balance as at December 31	6,427	6,755

As at December 31, 2006, the Group did not have any guarantees which were of a significant amount given to or received from these parties (2005: nil).

Notes to the Consolidated Financial Statements

36.	Related Party Transactions (continued)

(E)	Emoluments of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group. It comprises the Non-executive Directors and the Senior Management Group. Members of the Senior Management Group include the Executive Directors and seven senior management personnel (2004: two, 2005: three). The total remuneration of the key management personnel is shown below:

	2004	2005	2006
	HK$M	HK$M	HK$M

Fees	3	4	5
Base compensation, allowances and benefits in kind	24	26	34
Performance bonus
Annual incentive	18	24	28
Long-term incentive	6	11	9
Provident fund contributions	3	3	4
Ex-gratia payment(a)	-	2	-

	54	70	80

Note (a):

Ex-gratia payment is not part of the remuneration arrangements for the Executive Directors, but may be payable, where appropriate, upon approval by the Chairman of the Human Resources & Remuneration Committee.

As at December 31, 2006, the CLP Holdings Limited’s Board was composed of sixteen (2004: thirteen, 2005: fourteen) Non-executive Directors and three (2004: four, 2005: three) Executive Directors. Remuneration of all Directors for the year 2006 totalled HK$37 million (2004: HK$39 million, 2005: HK$47 million). With respect to the emoluments of the highest paid employees, the five highest paid individuals in the Group during the year included two Directors (2004: four Directors, 2005: three Directors, of whom one served as Director for part of the year) and two senior management personnel (2004: one, 2005: two) and a former senior manager. The total remuneration of these five highest paid individuals amounted to HK$56 million (2004: HK$43 million, 2005: HK$53 million). Further details of the remuneration of the Directors and Senior Management, on a named basis, and remuneration paid to the five highest paid individuals by bands are disclosed in “Item 6. Directors, Senior Management and Employees – B. Compensation” of this annual report.

37.	Contingent Liabilities

Under the original power purchase agreement between GPEC and its off-taker GUVNL, GUVNL was required to make a “deemed generation incentive” payment to GPEC when the plant availability was above 68.5% (70% as revised subsequently). GUVNL has been making such payments since December 1997. In September 2005, GUVNL filed a petition before the Gujarat Electricity Regulatory Commission claiming that the “deemed generation incentive” payment should not be paid for the period when the plant was using naphtha as fuel instead of gas. GUVNL’s contention is based on a 1995 Government of India notification which disallowed “deemed generation incentive” for naphtha based power plants. The total amount of the claim plus interest amounts to about HK$1,275 million.

On the basis of legal advice that has been sought, the Directors are of the opinion that no provision is required to be made in the financial statements in respect of this matter.

Notes to the Consolidated Financial Statements

38.	Subsequent Event

(A)	Asset swap

In January 2007, TRUenergy entered into a power station swap agreement with AGL Energy Limited (AGL). TRUenergy will sell its 1,280 MW Torrens Island Power Station to AGL for A$417 million (HK$2,679 million) in exchange for AGL’s 180 MW Hallett Power Station of A$117 million (HK$752 million) plus cash of A$300 million (HK$1,927 million). The transaction also involves electricity and wholesale gas supply and delivery arrangements in connection with the operation of these power stations. Regulatory approval for the asset swap was obtained in April 2007, with the transaction scheduled to be completed in July 2007.

(B)	Sale of Ho-Ping to OneEnergy

On March 9, 2007, CLP, Mitsubishi Corporation of Japan (Mitsubishi) and OneEnergy entered into a sale and purchase agreement whereby CLP agreed to inject its 40% interest in Ho-Ping into OneEnergy. The sale was completed on March 30, 2007 for a consideration of US$500 million (HK$3,906 million), which was satisfied (a) as to US$410 million (HK$3,203 million) in cash payable by OneEnergy to the CLP Group upon completion; and (b) as to US$90 million (HK$703 million) by issuing and allotting 9,000 new shares in OneEnergy to CLP at completion. Part of the cash consideration mentioned in (a) above, being in the amount of US$90 million (HK$703 million), was funded by issuing and allotting the same number of new shares in OneEnergy to Mitsubishi upon completion.

(C)	New joint venture on renewable project

On March 22, 2007, Roaring 40s Renewable Energy Pty Ltd signed a joint venture agreement with Guohua Energy Investment Company Ltd, a subsidiary company of the state-owned company, Shenhua Group Limited Liability Company, to construct three new wind farms in China valued at A$240 million (HK$1,542 million). The three new wind farms are situated in Shandong province, and will each have a 50MW capacity. Construction is anticipated to commence in the second half of this year, with full commissioning by June 2008.

Notes to the Consolidated Financial Statements

39. Summary of differences between Hong Kong Financial Reporting Standards and US Generally Accepted Accounting Principles

The Group’s financial statements are prepared in accordance with HKFRS, which differ in certain respects from the accounting principles generally accepted in the Unites States of America (US GAAP). The principal differences between HKFRS and US GAAP together with explanations of certain adjustments considered necessary to reconcile the consolidated profit (“net income”) or shareholders’ funds (“shareholders’ equity”) are presented below.

Net Income and Shareholders’ Equity

The effect of the major adjustments to the net income and shareholders’ equity in accordance with US GAAP is summarized below:

Net Income		Restated	Restated
	Note	2004	2005	2006	2006
		HK$M	HK$M	HK$M	US$M

Profit for the year under HKFRS		8,729	11,419	9,910	1,274
Less: Minority interest	(b)	-	1	(10)	(1)

Earnings attributable to shareholders under HKFRS		8,729	11,420	9,900	1,273
Adjustments required under US GAAP (net of tax):
Depreciation of leasehold land	(c)	652	-	-	-
Goodwill/negative goodwill adjustment	(d)	7	22	52	7
Uncontracted customers	(e)	-	-	(52)	(7)
Gain on change in fair value of derivatives	(f)	24	157	-	-
Change in fair value of equity securities	(g)	(4)	-	-	-
Lease accounting adjustment	(j)	(115)	(52)	(74)	(10)
Asset impairment	(k)	-	-	823	106
Stripping cost	(l)	-	-	6	1
Disposal of BLCP	(n)	-	-	(888)	(114)

Net income for the year under US GAAP		9,293	11,547	9,767	1,256

Shareholders’ Equity		Restated
	Note	2005	2006	2006
		HK$M	HK$M	US$M

Total equity under HKFRS		50,740	55,916	7,190
Less: Minority interest	(b)	(111)	(78)	(10)

Shareholders’ equity under HKFRS		50,629	55,838	7,180
Cumulative adjustments required under US GAAP:
Depreciation of leasehold land	(c)	(910)	(887)	(114)
Amount accrued to customers	(c)	910	887	114
Goodwill / negative goodwill adjustment	(d)	(998)	(954)	(123)
Business combination	(e)	(78)	(79)	(10)
Uncontracted customers	(e)	-	(52)	(7)
Hedge accounting impact of SoC based accounting	(f)	-	442	57
Lease accounting adjustment	(j)	(470)	(547)	(70)
Asset impairment	(k)	-	823	106
Stripping cost	(l)	-	(104)	(13)
Defined benefits scheme	(m)	-	106	13
Disposal of BLCP	(n)	-	(876)	(113)
Foreign currency translation		55	-	-

Shareholders’ equity under US GAAP		49,138	54,597	7,020

Notes to the Consolidated Financial Statements

39.	Summary of differences between Hong Kong Financial Reporting Standards and US Generally Accepted Accounting Principles (continued)

Cash Flow Statement

Under HKFRS, cash flows from dividends received can be classified either as operating or investing activities, whichever is appropriate to the business. The Group has therefore classified dividends received as investing cash flows. HKFRS also allows bank overdrafts to be a component of cash and cash equivalents as it forms an integral part of the cash management. Under US GAAP, dividends received are classified as operating activities and movements in bank overdrafts are classified as cash inflow/outflow from financing activities. In addition, the cash flow statements for 2004 to 2006 have CAPCO’s cash flow data consolidated under FIN 46R, and are summarized below:

	2004	2005	2006	2006
	HK$M	HK$M	HK$M	US$M

Net cash inflow/(outflow) from:
Operating activities	16,920	16,923	16,414	2,117
Investing activities	(8,110)	(19,091)	(7,547)	(973)
Financing activities	(7,165)	1,775	(9,341)	(1,205)

(Decrease)/increase in cash and cash equivalents	1,645	(393)	(474)	(61)
Cash and cash equivalents at beginning of year	787	2,520	2,041	263
Effect of exchange rate changes	88	(86)	(46)	5

Cash and cash equivalents at end of year	2,520	2,041	1,613	207

Notes to Net Income and Shareholders’ Equity:

(a)	Presentation of the Consolidated Income Statement

Under HKFRS, the transfers under the Scheme of Control (SoC) are presented as revenues in respect of the transfer from/to the Development Fund and the transfer from the special provision account, and as part of the finance costs in respect of the transfer to Rate Reduction Reserve in accordance with HKAS 1 “Presentation of Financial Statements”.

Under US GAAP, the transfer from/to the Development Fund, transfer from the special provision account and transfer to the Rate Reduction Reserve are considered as adjustments under regulatory requirements and hence are shown after Profit After Taxation on the Consolidated Income Statement. There is no impact on the earnings of the Group.

(b)	Presentation of Minority Interests

Under HKFRS, minority interests are part of equity and their share of results for the year is not deducted in the determination of the Group’s net profit or loss for the year. On the balance sheet, minority interests are presented within equity.

Under US GAAP, minority interests are deducted in the determination of the Group’s net income or loss and excluded from the Group’s total equity.

Notes to the Consolidated Financial Statements

39.	Summary of differences between Hong Kong Financial Reporting Standards and US Generally Accepted Accounting Principles (continued)

(c)	Depreciation of Leasehold Land

Prior to January 1, 2004, the Scheme of Control Agreement provided that leasehold land was capitalized at cost and was not amortized. Under US GAAP, such assets have always been amortized over the term of the lease. Commencing from January 1, 2004, leasehold land has been amortized over the unexpired lease term in accordance with the revision made in the 2003 Scheme of Control interim review. Following this change, the treatment under HKFRS is consistent with that under US GAAP. Accordingly, a receivable under the Scheme of Control Agreement has been recorded to reflect the fact that the amount of amortization previously debited to shareholders’ equity under US GAAP is considered recoverable from customers. An adjustment is also required to the annual depreciation charge to reflect the different depreciation period under US GAAP from HKFRS. This adjustment nonetheless also reduces the amount recoverable from customers and thus has no impact on the Consolidated Income Statement.

(d)	Goodwill and Negative Goodwill

Prior to January 1, 2005, under HKFRS, goodwill was required to be amortized over its useful life and subject to an impairment review if there was an indication that impairment might exist. With effect from January 1, 2005, the Group has adopted HKFRS 3 “Business Combinations” and HKAS 36 “Impairment of Assets”, whereby goodwill is no longer amortized but is tested for impairment annually and when there are indications of impairment. This treatment is consistent with US GAAP. Accordingly, an adjustment has been included in the US GAAP reconciliation to reverse the goodwill amortized up to December 31, 2004.

Under HKFRS, prior to January 1, 2005, the amount of negative goodwill was recognized as income on a systematic basis over the remaining weighted average useful life of the acquired identifiable depreciable or amortizable assets. Effective January 1, 2005, any negative goodwill arising is recognized immediately in the Consolidated Income Statement. Pursuant to the transitional provisions under HKFRS, the negative goodwill balance at January 1, 2005 was derecognized with a corresponding adjustment to the balance of retained profits. Under US GAAP, FAS No. 141 “Business Combinations” requires the negative goodwill balance to be allocated on a pro-rata basis against the carrying amounts of certain acquired non-financial assets, with any excess recognized as an extraordinary gain in the period in which the business combination is initially recognized. Accordingly, an adjustment has been included in the US GAAP reconciliation to reduce the depreciation expense of the acquired non-financial assets. The major adjustments required under US GAAP are to the negative goodwill arising from the acquisition of Yallourn Energy and GPEC.

(e)	Business Combinations

The Group acquired additional equity interests in the Huaiji hydroelectric power ventures (Huaiji) from 41.5% in 2004 to 75% in 2005. Under HKFRS, this step acquisition was accounted for as a business combination, and the Group’s then existing interests together with the minority interest in the Huaiji’s identifiable assets, liabilities and contingent liabilities (“identifiable net assets”) were revalued at fair value. In 2006 the Group acquired an additional 9.9% interest in Huaiji, increasing its interest to 84.9%. Under HKFRS purchases from minority interests are recorded at the carrying value of the net assets of the entity with the difference between any consideration paid and the relevant share of net assets accounted for as goodwill. Under US GAAP, for any additional interest acquired, only the Group’s incremental share of identifiable net assets of Huaiji acquired is adjusted to the fair value at the date of acquisition and the minority interest is stated at the pre-acquisition carrying value of the identifiable net assets.

Notes to the Consolidated Financial Statements

39.	Summary of differences between Hong Kong Financial Reporting Standards and US Generally Accepted Accounting Principles (continued)

(e)	Business Combinations (continued)

In May 2005, the Group acquired the Merchant Energy Business in Australia. Approximately half of the customers have signed contracts with a term of one to three years. These customers, as an incentive to sign up the term contract, pay prices that are less than the regulated tariff and are subject to financial penalty if they choose to terminate the contract before the expiry of the contract term. These customers are called contracted customers and are recognized as an intangible asset under both US GAAP and HKFRS. The other customers who have not signed contracts are called uncontracted customers. For these uncontracted customers, they pay prices at the regulated tariff but they can at any time choose another provider for their energy. There is no requirement for these customers to move, at any stage, to contracted arrangements. There have been no past exchange transactions for the same or similar uncontracted energy customers (other than as part of business combinations). Under HKFRS, in order to qualify for recognition separately from goodwill, the ability to control the expected future economic benefits flowing from the uncontracted customer base must be demonstrated. As there is no compulsion for the uncontracted customers to continue to purchase their energy from us, nor to enter into contracted arrangements, the control over the future economic benefits flowing from these uncontracted customers cannot be demonstrated, and hence the uncontracted customer base forms part of the goodwill arising from the acquisition. However, under US GAAP, noncontractual customer relationships are regarded as intangible assets that meet the criteria for recognition as an asset apart from goodwill. Hence adjustments to increase the intangible assets, with a corresponding reduction to the goodwill, have been made under US GAAP. The balance of uncontracted customers is amortized under US GAAP over the estimated customer relationship period.

(f)	Derivatives and Hedging Activities

Under HKFRS, prior to January 1, 2005, the Group did not recognize any derivatives and hedging activities at fair value, nor did it account for the gains or losses relating to the fair value changes in these activities as this was not required under the then HKFRS.

For US GAAP, effective January 1, 2001, the Group adopted FAS No. 133, which requires the Group to recognize all qualifying derivatives on the balance sheet at fair value. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Consolidated Income Statement to offset changes in the fair value of the hedged assets or liabilities. Changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income (loss) until the hedged items are recognized in earnings, at which point the cumulative gain (loss) previously recorded in other comprehensive income (loss) is transferred to the Consolidated Income Statement. Certain derivative transactions, while providing economic hedges, do not qualify for hedge accounting under FAS No. 133. For these derivatives, changes in fair values are recognized in the Consolidated Income Statement.

Notes to the Consolidated Financial Statements

39.	Summary of differences between Hong Kong Financial Reporting Standards and US Generally Accepted Accounting Principles (continued)

(f)	Derivatives and Hedging Activities (continued)

With effect from January 1, 2005, the Group adopted HKAS 32 and HKAS 39 and changed the accounting policy for recognition, measurement, de-recognition and disclosure of financial instruments. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Consolidated Income Statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the Consolidated Income Statement. Amounts accumulated in equity are transferred to the Consolidated Income Statement in the periods when the hedged item affects earnings. Certain derivative instruments do not qualify for hedge accounting or are entered into for trading purposes. Changes in the fair value of these derivative instruments are recognized immediately in the Consolidated Income Statement.

On adoption of HKAS 39, fair value of derivative instruments was recognized with the corresponding adjustments taken to retained profits or hedging reserve, depending on whether the criteria for hedge accounting are satisfied at the transition date. The difference between the fair value of derivative instruments recognized on January 1, 2005 for the transition under HKFRS and the amount of fair value recognized previously under US GAAP was adjusted to the Consolidated Income Statement.

The Scheme of Control Agreement allows recovery of the gains or losses resulting from the change in fair values of financial instruments accounted for as derivatives. Therefore, under US GAAP, a regulatory asset (in the event of a loss) or regulatory liability (in the event of a gain) should be recorded in accordance with FAS No. 71 “Accounting for the Effects of Certain Types of Regulation”, rather than in income or directly in equity as under HKFRS. In evaluating the appropriateness of regulatory asset/liability treatment under FAS No. 71, the Group has considered that a rate mechanism is in place to ensure that all gains related to derivatives are passed through to ratepayers and any losses on derivatives are collected from ratepayers. As a result, HK$442 million was adjusted from hedging reserve to a regulatory asset under US GAAP.

(g)	Investments in Equity Securities

Under HKFRS, prior to January 1, 2005, investments in equity securities were categorized as either investment securities or other investments. Investment securities were carried at cost less any provision for impairment. Other investments were measured at fair value with unrealized gains and losses recognized in the Consolidated Income Statement.

Upon the adoption of HKAS 39 on January 1, 2005, investments in equity securities are classified as either available-for-sale financial assets or financial assets at fair value through profit or loss. Available-for-sale financial assets are carried at fair value and changes in fair value are recognized within the shareholder’s equity until realized in the Consolidated Income Statement upon sale or disposal, unless there is objective evidence that an individual investment has been impaired. Financial assets at fair value through profit or loss are carried at fair value with any unrealized holding gains or losses arising from the changes in fair value being recognized in the income statement in the period in which they arise. The current HKFRS is now consistent with US GAAP in all material respects.

Notes to the Consolidated Financial Statements

39.	Summary of differences between Hong Kong Financial Reporting Standards and US Generally Accepted Accounting Principles (continued)

(h)	Asset Retirement Obligations

The Group recognizes the fair value of liability for asset retirement obligations. The amount of the provision is the present value of the cash flows expected to be required to settle such obligations. Under HKFRS, the discount rate used is the pre-tax rate that reflects current market assessment of the time value of money and the risks specific to the liability. Under US GAAP, the credit-adjusted risk-free rate is used, with the risk-free interest rate being the interest rate on monetary assets that are essentially risk free and that have maturity dates that coincide with the expected timing of the estimated cash flows required to satisfy the asset retirement obligation. The adoption of a different discount rate under US GAAP has resulted in an increase in long-term liabilities of HK$79 million (2005: HK$73 million) and a corresponding increase in fixed assets as at December 31, 2006, whilst there is no impact on the Consolidated Income Statement for 2006.

(i)	Sales of Receivables with Recourse

Under HKFRS, effective January 1, 2005, a financial asset can be derecognized when an entity transfers substantially all the risks and rewards of ownership of the asset. Where the Group sells a portfolio of receivables with recourse, that portfolio is accounted for as a collateralized borrowing since it does not qualify for derecognition.

Under US GAAP, the derecognition model is different and is governed by three key tests: (a) legal isolation of the transferred asset from the transferor, (b) the ability of the transferee to pledge or sell the asset, and (c) no right or obligation of the transferor to repurchase. Consequently, the receivables sold with recourse by the Group are derecognized under US GAAP, resulting in a decrease in receivables and a decrease in borrowings of HK$334 million (2005: HK$206 million) as at December 31, 2006. There is no impact on the Consolidated Income Statement.

(j)	Lease Accounting

Under HKFRS, the Group adopted HKFRS-Int 4, “Determining whether an Arrangement contains a Lease”, on January 1, 2006 and certain electricity sale and purchase arrangements have been accounted for as leases. HKFRS-Int 4 requires retrospective application to all arrangements in place at the date of adoption. Under US GAAP, the equivalent Emerging Issues Task Force (EITF) Issue 01-08, “Determining Whether an Arrangement Contains a Lease”, is effective prospectively for all arrangements initiated, modified or acquired in the first reporting period beginning after May 28, 2003. The difference in effective dates of the two standards results in certain arrangements being subject to HKFRS-Int 4 but not EITF 01-08.

Notes to the Consolidated Financial Statements

39.	Summary of differences between Hong Kong Financial Reporting Standards and US Generally Accepted Accounting Principles (continued)

(k)	Asset Impairment

Under HKFRS, an impairment loss is recognized when the recoverable amount of the asset is less than its carrying amount. An asset’s recoverable amount is the higher of its fair value less cost to sell and its value in use. The value in use calculation involves discounting the expected future cash flows to be generated by the asset to their net present value. Under US GAAP, FAS No. 144 “Accounting for the Impairment or Disposal of Long Lived Assets” requires the impairment test for long-lived assets to be conducted in two steps. The first step is to compare the carrying amount to the undiscounted future cash flows expected from the use and eventual disposition of the asset. If the carrying amount is higher than the sum of the undiscounted cash flows, the second step is performed to calculate the impairment based on fair value.

As disclosed in Note 9, the Group recognized an impairment to the fixed assets at Yallourn Power Station, Australia of HK$1,176 million in the year ended December 31, 2006, with an associated adjustment to deferred tax under HKFRS. Under US GAAP, the Group evaluated the recoverability of the long-lived assets, using undiscounted cash flows and determined that the carrying amount of these assets was recoverable. On that basis, the impairment losses related to Yallourn Power Station were not recognized under US GAAP.

(l)	Stripping Cost

Under HKFRS, the Group capitalizes overburden removal costs (i.e., stripping costs) that provide benefit over multiple periods and amortizes those costs over the periods benefited.

Under US GAAP, the Group adopted the new EITF Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry”. EITF No. 04-6 prescribes stripping costs as variable production costs that should be included as a component of inventory to be recognized as costs applicable to sales in the same period. EITF No. 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005. The Group adopted EITF No. 04-6 effective January 1, 2006.

As a result of the adoption, all deferred stripping costs have been expensed as the Group carries no inventory. The impact of the change at January 1, 2006 was a cumulative effect adjustment to decrease opening retained earnings by HK$110 million. This was represented by a write off of deferred stripping costs amounting to HK$157 million, net of deferred tax effect.

(m)	Defined Benefit Obligations

Under HKFRS, a post-tax discount rate is used in the measurement of the net defined benefit obligation, while a pre-tax discount rate is used under US GAAP. The use of a different discount rate under US GAAP has resulted in a decrease in the net defined benefit obligation of HK$106 million and a corresponding increase in the equity as at December 31, 2006. The impact on the Consolidated Income Statement for 2006 is immaterial.

Notes to the Consolidated Financial Statements

39.	Summary of differences between Hong Kong Financial Reporting Standards and US Generally Accepted Accounting Principles (continued)

(n)	Disposal of BLCP

On October 30, 2006, the Group executed a Share Purchase Agreement with EGCO for the transfer of the Group’s entire 50% interest in BLCP to EGCO. The transfer of the BLCP shares to EGCO was subject to a number of conditions precedent.

Under HKFRS, the agreement was considered to be unconditional at December 31, 2006 and therefore a gain of HK$888 million was recognized in 2006. Under US GAAP, the date of disposal is assessed under FAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and as such does not meet the criteria for recognition in 2006. The disposal will therefore be recorded in 2007 for US GAAP.

Furthermore, in accordance with FAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, our interest of HK$547 million in BLCP was classified as held for sale on the Consolidated Balance Sheet at December 31, 2006 under US GAAP.

(o)	Variable Interest Entities

Under US GAAP, Financial Accounting Standards Board Interpretation No. 46 (revised) (“FIN 46R”) requires that certain Variable Interest Entities (VIE’s) are consolidated by their primary beneficiary. The primary beneficiary is the party that is subject to a majority of the risk of losses from the VIE’s activities, or entitled to receive a majority of the VIE’s residual returns, or both. An entity is subject to FIN 46R and is considered to be a VIE if it has (1) equity that is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity’s operations, or that do not absorb the expected losses or receive the expected returns of the entity, or (3) equity investors have voting rights that are not proportional to their obligations to absorb the expected losses or to receive the expected returns of the entity, and substantially all of the entity’s activities are conducted on behalf of an investor that has disproportionately few voting rights.

The Electricity Supply Contract between CLP Power Hong Kong, ExxonMobil and CAPCO stipulates that if the actual profit for the SoC business, when added to the amount available for transfer from the Development Fund, is less than the permitted return, the share of any deficit to be borne by CAPCO is limited to 20%. The remaining 80% is to be borne by CLP Power Hong Kong as the other party to the SoC Agreement. The shareholders of CAPCO, in their capacities as shareholders, are therefore sheltered from the losses of the company and, as such, CAPCO does meet the definition of a VIE as any shortfall in the expected return, which is deemed to be the permitted return, would be borne by CLP Power Hong Kong. Consequently, CLP Power Hong Kong is considered to be the primary beneficiary of CAPCO. The Group is therefore required to consolidate CAPCO in the US GAAP accounts. This does not have any impact on net income or shareholders’ funds, as CAPCO was previously accounted for using the equity method, but does result in the requirement to disclose a summary income statement and balance sheet prepared under US GAAP. Under HKFRS, the Group’s interests in CAPCO are accounted for using the equity method. The Group’s relationship with CAPCO is more fully described in Note 20 and Note 36.

The Group has consolidated CAPCO in the US GAAP consolidated financial statements at December 31, 2006 in accordance with the provisions of FIN 46R. The income statement and balance sheet of the Group prepared under US GAAP, including the consolidation of CAPCO and the other US GAAP adjustments, are presented below:

Notes to the Consolidated Financial Statements

39.	Summary of differences between Hong Kong Financial Reporting Standards and US Generally Accepted Accounting Principles (continued)

(o)	Variable Interest Entities (continued)

	US GAAP	US GAAP	US GAAP
	2005	2006	2006
	HK$M	HK$M	US$M

Revenue	39,275	45,590	5,862
Expenses	(25,168)	(30,944)	(3,979)

	14,107	14,646	1,883
Other income, net	-	(806)	(103)

Operating profit	14,107	13,840	1,780
Net finance costs	(1,480)	(1,631)	(210)
Share of results, net of income tax
jointly controlled entities	1,633	1,504	193
associated companies	140	114	15

Profit before income tax	14,400	13,827	1,778
Income tax (expenses)/credit
current and deferred, excluding tax consolidation benefit	(1,868)	(1,812)	(233)
deferred: tax consolidation benefit from Australia	2,004	-	-

	136	(1,812)	(233)

Profit for the year	14,536	12,015	1,545
Transfers under Scheme of Control	(801)	(63)	(8)

	13,735	11,952	1,537
Earnings attributable to non-controlling interest	(2,188)	(2,185)	(281)

Net earnings	11,547	9,767	1,256

	US GAAP	US GAAP	US GAAP
	2005	2006	2006
	HK$M	HK$M	US$M

Current assets	11,059	11,818	1,519
Fixed assets	83,981	86,533	11,127
Leasehold land and land use rights	4,842	3,897	501
Goodwill and other intangible assets	6,930	7,412	953
Interest in
jointly controlled entities	9,826	11,847	1,523
associated companies	1,641	8	1
Deferred tax assets	2,537	2,996	385
Other non-current assets	861	1,994	257

Total assets	121,677	126,505	16,266

Current liabilities(1)	14,140	11,130	1,431
Bank loans and other borrowings	34,190	36,287	4,666
Deferred tax liabilities	8,263	8,722	1,122
SoC reserve accounts	4,174	3,346	430
Other non-current liabilities	1,798	1,963	252
Shareholders’ funds	49,138	54,597	7,020
Non-controlling interest	9,974	10,460	1,345

Total liabilities and shareholders’ funds	121,677	126,505	16,266

(1)   Current liabilities exclude the current portion of bank loans and other borrowings.

Notes to the Consolidated Financial Statements

39.	Summary of differences between Hong Kong Financial Reporting Standards and US Generally Accepted Accounting Principles (continued)

Recent US Accounting Pronouncements

FIN 48 and FSP FIN 48-1

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”. FIN 48 was issued to clarify the accounting for uncertainty in income tax position taken or expected to be taken in the tax return. Under FIN 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position and assuming the tax authorities have the full knowledge of all relevant information. In May 2007, the FASB published FSP FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48”, an amendment of FIN 48, to clarify how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Group will adopt FIN 48 and FSP FIN 48-1 for the year beginning January 1, 2007. The Group is currently evaluating the potential impact that the adoption of FIN 48 and FSP FIN 48-1 will have on its consolidated financial statements.

FAS 157

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements”. FAS 157 defines fair value, provides guidance on measuring fair value and expands the disclosures required for fair value measurements. FAS 157 applies to other accounting pronouncements that require fair value measurements; yet it does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Group does not expect that the adoption of this statement will have a material impact on its financial position or results of operations.

FAS 158

In September 2006, the FASB issued FAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans”. FAS 158 requires an employer to recognize the over-funded or under-funded status of the defined benefit postretirement plan as an asset or liability, respectively, in its balance sheet and to recognize any gains or losses and prior services costs through accumulated other comprehensive income. FAS 158 also requires an employer to measure its defined benefit plan assets and obligations as of the date of the employer’s fiscal year end. FAS 158 is effective for fiscal year ending December 31, 2006. See Note 39(m) on page F-70 for additional information.

FAS 159

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, which expands opportunities to use fair value measurement in financial reporting and permits entities to irrevocably choose to report many financial instruments and certain other items at fair value. FAS 159 is effective for fiscal years beginning after November 15, 2007. The Group does not currently plan to expand the use of fair values and the adoption of this statement is not expected to have any impact on its financial positions or results of operations.

Notes to the Consolidated Financial Statements

39.	Summary of differences between Hong Kong Financial Reporting Standards and US Generally Accepted Accounting Principles (continued)

FSP FIN 39-1

In May 2007, the FASB issued FASB Staff Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39”, “Offsetting of Amounts Related to Certain Contracts”, to permit a reporting entity that is a party to a master netting arrangement to offset the receivable or payable recognized upon payment or receipt of cash collateral against the fair value amounts recognized against derivative instruments that had been offset under the same master netting arrangement in accordance with paragraph 10. The FSP FIN 39-1 also replaces the terms, “conditional contracts” and “exchange contracts,” with the broader term, “derivative contracts,” as defined in FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. FSP No. FIN 39-1 applies to fiscal years beginning after November 15, 2007. The Group is currently evaluating the potential impact that the adoption of FSP FIN 39-1 will have on its financial position or results of operations.

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

Since the financial year 1964, the electricity-related operations of CLP Power Hong Kong and CAPCO (the SoC Companies) have been governed by a Scheme of Control (SoC) Agreement with the HKSAR Government. The SoC specifies the SoC Companies’ obligations to supply adequate and reliable electricity supplies to customers at the lowest reasonable cost and the mechanism for the Government to monitor their financial affairs and operating performance. In return, CLP Power Hong Kong is allowed to charge tariffs designed to recover the operating costs (including tax) and allowed net return of the SoC Companies. The current agreement, which took effect from October 1, 1993, covers the period to 30 September 2008.

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

•	The net return is the permitted return less the deductions. The rate of return on average net fixed assets of the SoC Companies for the year ended December 31, 2006 was 12.96% (2005: 12.93%).

The net return is divided between the SoC Companies in accordance with the provisions of the agreements between the SoC Companies and ExxonMobil International Holdings Inc. These provisions state that each company will receive that proportion of the total net return represented by the net return that company would receive if it were the only company under the SoC and the net return were calculated solely on the basis of its own financial statements. In the year 2006, 63% (2005: 61%) of the net return was allocated to CLP Power Hong Kong and 37% (2005: 39%) to CAPCO. If the actual profit for the SoC, when added to the amount available for transfer from the Development Fund is less than the permitted return, the share of any such deficit to be borne by CAPCO is limited to 20%.

CLP HOLDINGS LIMITED

Scheme of Control Statement (continued)

The calculations shown below are in accordance with the SoC and the agreements between the SoC Companies.

	2004	2005	2006	2006
	HK$M	HK$M	HK$M	US$M

SoC revenue	26,773	28,836	29,091	3,741

Expenses
Operating costs	3,166	3,106	3,328	428
Fuel	3,482	4,153	4,363	561
Purchases of nuclear electricity	4,763	5,029	5,040	648
Depreciation	3,452	3,746	4,117	530
Deferral premium	176	-	-	-
Operating interest	415	543	718	92
Taxation	1,967	2,102	1,878	242

	17,421	18,679	19,444	2,501

Profit after taxation	9,352	10,157	9,647	1,240
Interest on increase in customers’ deposits	-	12	35	5
Interest on long-term financing	679	769	754	97
Adjustments required under the SoC
(including share of profit on sale of electricity to the Chinese mainland attributable to the SoC Companies)	35	(188)	(186)	(24)

Profit for SoC	10,066	10,750	10,250	1,318
Transfer to Development Fund	(219)	(527)	202	26

Permitted return	9,847	10,223	10,452	1,344

Deduct interest
On increase in customers’ deposits	-	12	35	5
On long-term financing as above	679	769	754	97
On Development Fund and special provision account transferred to Rate Reduction Reserve	253	274	265	34

	932	1,055	1,054	136

Net return	8,915	9,168	9,398	1,208

Divisible as follows:
CLP Power Hong Kong	5,363	5,626	5,878	756
CAPCO	3,552	3,542	3,520	452

	8,915	9,168	9,398	1,208

CLP Power Hong Kong’s share of net return
CLP Power Hong Kong	5,363	5,626	5,878	756
Interest in CAPCO	1,425	1,421	1,412	181

	6,788	7,047	7,290	937